Form 20-F/A
period 2017-12-31
Erytech Pharma S.A.
filed 2018-05-23
CIK 1624422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of ERYTECH Pharma S.A. for the year ended December 31, 2017 (the “2017 Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 24, 2018, is being filed solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was omitted from the 2017 Annual Report in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as described above, this Amendment No. 1 speaks as of the original filing date of the 2017 Annual Report and does not amend, update or restate any information set forth in the 2017 Annual Report or reflect any events that occurred subsequent to the original filing date of the 2017 Annual Report.

Item 19.	Exhibits.

The exhibits listed below are furnished as exhibits to this Amendment No. 1 to the Annual Report on Form 20-F.

Exhibit	Description

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

ERYTECH Pharma S.A.

/s/ Gil Beyen
	By:	Gil Beyen
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: May 23, 2018