Form 20-F
period 2018-12-31
Erytech Pharma S.A.
filed 2019-03-29
CIK 1624422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Ordinary shares, nominal value €0.10 per share: 17,940,035 as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

INTRODUCTION

Unless otherwise indicated in this Annual Report, “ERYTECH,” “the company,” “our company,” “we,” “us” and “our” refer to ERYTECH Pharma S.A. and its consolidated subsidiary.

“ERYTECH Pharma,” “ERYCAPS,” “GRASPA,” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this Annual Report are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros, and unless otherwise specified, all monetary amounts are in euros. All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to attain, maintain and expand marketing approval for eryaspase, which is known under the trade name GRASPA in Europe and Israel;
•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials;
•	our ability to successfully develop our ERYCAPS platform and advance our pipeline of product candidates;
•	our ability to enter into and successfully complete collaborations, licensing arrangements or in-license or acquire rights to other products, product candidates or technologies;
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
•

our planned level of capital expenditures and our belief that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months;

•

the uncertainty of economic conditions in certain countries in Europe and Asia, such as those related to the United Kingdom’s referendum in June 2016 in which voters approved an exit from the European Union, commonly referred to as “Brexit,” and general economic conditions; and

•	other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”

You should refer to the section of this Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this Annual Report is generally reliable and is based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section of this Annual Report titled “Item 3.D—Risk Factors.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statement of income (loss) data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated statement of financial position data as of December 31, 2016, 2017 and 2018 from our consolidated audited financial statements included elsewhere in this Annual Report. The selected consolidated statement of income data for the years ended December 31, 2014 and 2015 and the selected consolidated financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Selected Consolidated Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2014	2015	2016	2017	2018
	Euros	Euros	Euros	Euros	Euros	US$(1)
Revenues	€—	€—	€—	€—	€—	$—
Other income	2,026	2,929	4,138	3,364	4,447	5,094
Total operating income	2,026	2,929	4,138	3,364	4,447	5,094
Operating expenses
Research and development	(6,613)	(10,776)	(19,720)	(25,463)	(33,468)	(38,341)
General and administrative	(4,361)	(7,736)	(6,808)	(8,791)	(14,600)	(16,726)
Total operating expenses	(10,974)	(18,512)	(26,528)	(34,254)	(48,068)	(55,067)
Operating loss	(8,948)	(15,583)	(22,390)	(30,889)	(43,621)	(49,972)
Financial income (loss)	68	567	488	(2,644)	5,399	6,185
Income tax	20	3	(10)	3	(2)	(3)
Net loss	(8,860)	(15,013)	(21,913)	(33,530)	(38,224)	(43,790)
Basic and diluted loss per share (2)	€(1.51)	€(2.16)	€(2.74)	€(2.95)	€(2.13)	$(2.44)
Weighted number of shares used for computing basic and diluted loss per share	5,874,794	6,957,654	7,983,642	11,370,557	17,937,481	17,937,481

(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1456 at December 31, 2018 (the last business day of 2018).
(2)	See Note 4.19 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Selected Consolidated Statement of Financial Position Data (in thousands, except share data):

	As of December 31,
	2014	2015	2016	2017	2018
	Euros	Euros	Euros	Euros	Euros	US$(1)
Cash and cash equivalents	36,988	45,634	37,646	185,525	134,371	153,935
Total assets	40,607	53,004	44,967	195,261	167,840	192,277
Total shareholders’ equity	35,824	47,132	35,638	181,419	145,602	166,802
Total non-current liabilities	525	251	2,982	2,236	1,590	1,821
Total current liabilities	4,258	5,621	6,347	11,606	20,648	23,654
Total liabilities	4,783	5,872	9,329	13,842	22,238	25,475
Total liabilities and shareholders’ equity	40,607	53,004	44,967	195,261	167,840	192,277
Total capital stock	688	792	873	1,794	1,794	2,055
Total number of shares	6,882,761	7,924,611	8,732,648	17,937,559	17,940,035	17,940,035

(1)

Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1456 at December 31, 2018 (the last business day of 2018). Note that the European Central Bank exchange rate of €1.00 = $1.145 at December 31, 2018 was used to convert the accounts of our U.S. subsidiary, ERYTECH Pharma, Inc., into euros before incorporation into our consolidated accounts.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Business

We have no approved products, which makes it difficult to assess our future prospects.

A key element of our strategy is to use and expand our proprietary ERYCAPS platform to build a pipeline of innovative product candidates and to progress these drug candidates through clinical development for the treatment of severe forms of cancer and orphan diseases. The discovery of therapeutic drugs based on encapsulating molecules inside red blood cells is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop drug candidates are relatively new. The scientific evidence to support the feasibility of developing drug candidates based on these discoveries is both preliminary and limited. Although our research and development efforts to date have resulted in a pipeline of product candidates, we have not yet obtained approval for any products, we have not yet generated any revenues from the sale of approved products and we may not be able to develop product candidates that are considered to be safe and effective. Our operations to date have been limited to developing our ERYCAPS platform technology and undertaking preclinical studies and clinical trials of our product candidates, including our lead product candidate, eryaspase, also known as GRASPA, the approved trade name for eryaspase in Europe. However, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

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

L-asparaginase is currently available in four forms, and the current market primarily includes several products marketed by large pharmaceutical companies, including Jazz Pharmaceuticals PLC and Servier. To our knowledge, there is no potential treatment being developed using L-asparaginase for the treatment of pancreatic cancer or other solid tumor indications, but this may change and current marketed asparaginase products may attempt to broaden their indications. Our products and product candidates may also have to compete with other products and product candidates in development by established pharmaceutical companies and biotechnology companies.

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

Our product candidates must be intravenously injected and are therefore subject to risks associated with blood transfusions and the blood type compatibility of the donor. We currently acquire red blood cells from blood donations prepared and tested by blood banks, notably the Établissement Français du Sang, the New York Blood Center and the American Red Cross. However, using donor-derived red blood cells presents risks associated with the potential transmission of infectious agents, such as viruses, bacteria, prions and parasites, as well as risks associated with the development of allergies or other complications, such as allo-immunization, post-transfusion graft-versus-host disease, anaphylactic shock or death. Risks associated with the encapsulation of molecules inside red blood cells may vary and will depend on their toxicity. Although the blood banks that supply our red blood cells follow a strict preparation process, approved by health authorities, to detect and reduce possible risks for contamination by infectious agents, we cannot guarantee that our product candidates will not be contaminated, which could be detrimental to our product development and commercialization efforts.

Risks Related to our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €21.9 million, €33.5 million and €37.8 million for the years ended December 31, 2016, 2017 and 2018, respectively; these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue for at least the next several years as we continue our research and development activities and until we generate substantial revenues from approved product candidates. As of December 31, 2018, we had a consolidated accumulated deficit of €137.7 million.

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

As of December 31, 2018, our cash and cash equivalents were €134.4 million ($154 million). In November 2017, we completed our global offering and the net proceeds were approximately €112.1 million ($130.4 million), after deducting underwriting commissions and offering expenses which in the aggregate amounted to €11.5 million ($13.4 million). We expect that our existing cash and cash equivalents (of which the net proceeds from the global offering are a part) will be sufficient to fund our current operations for at least the next 12 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Through December 31, 2018, we have received €2.7 million in non-refundable grants and €2.0 million in conditional advances from BPI France. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the conditional advances (amounting to €1.2 million at December 31, 2018) ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects, in which case we would need to locate alternative sources of capital, which may not be available on commercially reasonable terms or at all.

Risks Related to the Discovery and Development of and Obtaining Regulatory Approval for our Product Candidates

If our product candidates are not approved for marketing by applicable government authorities, we will be unable to commercialize them.

The European Commission (following review by the European Medicines Agency, or EMA) in Europe, the U.S. Food and Drug Administration, or FDA, in the United States and comparable regulatory authorities in other jurisdictions must approve new drug or biologic candidates before they can be commercialized, marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We must provide data to ensure the identity, strength, quality and purity of the drug substance and drug product. Also, we must assure the regulatory authorities that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches. We have focused our development and planned commercialization efforts on Europe and the United States.

The processes by which regulatory approvals are obtained from the EMA and FDA to market and sell a new product are complex, require a number of years and involve the expenditure of substantial resources. We cannot assure you that eryaspase or any of our future product candidates will receive EMA or FDA approval. For example, in September 2015, we submitted a Marketing Authorization Application, or MAA, to the EMA for the approval of GRASPA as a treatment for acute lymphoblastic leukemia, or ALL. However, in November 2016, we announced our withdrawal of the MAA for GRASPA. In October 2017, we resubmitted to the EMA our MAA for GRASPA for relapsed or refractory ALL and subsequently announced our withdrawal of the MAA for GRASPA in June 2018. Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or Europe, we may never obtain approval or commercialize our products in other major markets, due to varying approval procedures or otherwise, which would limit our ability to realize their full market potential.

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

The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. Our clinical trials of eryaspase conducted to date have generated favorable safety and efficacy data, other than our Phase 2b clinical trial in acute myeloid leukemia for which we did not achieve the primary endpoint. However, we may have different results in other indications. Differences in enrollment criteria and different combinations with other treatment modalities may also lead to different outcomes in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. In addition, we cannot assure you that in the course of potential widespread use in the future, we will not suffer setbacks in maintaining production quality or stability.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable.  For instance, despite having observed favorable results and safety profile in multiple clinical trials of eryaspase in patients with ALL, based on feedback from the regulatory agencies requiring additional investment, increasingly competitive landscape and the limited market opportunity for eyaspase with ALL, we decided in June 2018 to cease further clinical developments efforts in ALL. Although there are a large number of drugs and biologics in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

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

For example, our Investigational New Drug application, or IND, submitted to the FDA for eryaspase was on clinical hold from its original submission in July 2011 until March 21, 2013. We cannot assure you that our current IND for eryaspase or any future IND will not be subject to clinical holds.

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

Some of our current product candidates are being developed to treat severe forms of cancer and other orphan diseases, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States. For example, 150,000 new cases of pancreatic cancer are diagnosed each year in the United States and Europe. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, EMA or other regulatory authorities. Also, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Patient enrollment can be affected by many factors, including:

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

The formulations of eryaspase used to conduct clinical trials in the United States and Europe have differed in composition, manufacturing process and release specifications.  After seeking feedback from regulatory agencies, we have conducted studies to harmonize the formulation of eryaspase, including in vitro comparability studies and stability studies. Even with this additional data, regulatory authorities may not find it acceptable to support the approval of eryaspase.  If regulatory authorities require us to generate additional nonclinical or clinical data, the generation of additional data could result in submission delays and additional costs in order to obtain marketing approval of eryaspase.

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

We may enter into collaboration agreements with third parties for the development and commercialization of our product candidates, which may affect our ability to generate revenues.

We have limited capabilities for product development and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, we will have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates. These collaborations pose a number of risks, including the following:

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

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of eryaspase for the treatment of pancreatic cancer and other solid tumors. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from more promising opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties with respect to some of our product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business prospects could be harmed.

Recent developments relating to the United Kingdom's referendum vote in favor of withdrawal from the European Union could adversely affect us.

The United Kingdom, or UK, held a referendum on June 23, 2016, in which a majority voted for the UK’s withdrawal from the European Union, or EU, commonly known as ‘Brexit’. As a result of this vote, on March 29, 2017, the UK officially started the separation process and commenced negotiations to determine the terms of the UK's withdrawal from the EU as well as its relationship with the EU going forward, including the terms of trade between the UK and the EU. As part of these negotiations, a transitional period was agreed to in principle, which would extend the application of EU law and provide for continuing access to the EU single market until the end of 2020. The UK is currently scheduled to leave the EU on May 22, 2019 subject to approval of the Brexit withdrawal agreement by the House of Commons by April 12, 2019. If the UK and the EU are unable to negotiate acceptable withdrawal terms, barrier-free access between the UK and other European Member States including Norway, Iceland and Liechtenstein in the European Economic Area could be diminished or eliminated. The effects of Brexit are expected to be far-reaching and will depend on any agreements (or lack thereof) between the UK and the EU and, in particular, any arrangements for the UK to retain access to EU markets either during a transitional period or more permanently. Given the level of uncertainty, Brexit, and the perceptions as to its impact, may adversely affect business activity and economic conditions in the UK, Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets, asset valuations and credit ratings. Brexit could also have the effect of disrupting and potentially ending the free movement of goods, services and people between the UK and the EU, which may negatively affect our operations together with those of our customers and suppliers, particularly those which are based in the UK. For example, we are conducting clinical trials at certain sites in the UK for which we must supply eryaspase.  We may face difficulties to have our product imported into the UK which could render it unavailable for use in our clinical trials or would force us to set up a new production facility in the UK. We could also face difficulties to obtain a specific MAA in the UK.  This may force us to stop development in the UK and/or give up our intention to register any potential product in the UK.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replicate or replace. If the UK were to significantly alter its regulations affecting our product candidates, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations and our product candidates may need to undergo a registration process in the UK in the future. Altered or divergent regulations could also add time and expense to the process by which our product candidates receive and maintain regulatory approval in the UK and EU.

Similarly, it is unclear at this time what Brexit's impact will have on our intellectual property rights and the process for obtaining, maintaining, defending and enforcing such rights. For example, whilst current guidance provided by the UK’s government suggests that trademarks granted by the EU, known as EU registered trademarks or EUTMs, will continue to be protected in the UK after Brexit, it is unclear whether we will be required to refile our trademarks and other intellectual property applications domestically in the UK and whether any other steps will be required for us to protect our trade marks in the UK in the future. As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership in the EU. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, we cannot be certain of the full extent to which Brexit could adversely affect our business, results of operations and financial condition.

Risks Related to the Commercialization of Our Product Candidates

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

If we are unable to establish sales, marketing and distribution capabilities for our product candidates, whether it be an internal infrastructure or an arrangement with a third party, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. To achieve commercial success for eryaspase, including in the United States, for the treatment of pancreatic cancer, as well as eryaspase for the treatment of other indications and any other product candidates for which we may obtain marketing approval, we will need to establish a sales and marketing organization to market or co-promote those products. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Even though we have obtained orphan drug designation from the FDA and EMA for eryaspase for the treatment of pancreatic cancer, we may not be able to obtain orphan drug marketing exclusivity for eryaspase or any of our other product candidates for other indications.

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

The EMA has granted orphan drug designation for GRASPA for the treatment of pancreatic cancer,  and the FDA has granted orphan drug designation for eryaspase for the same indication. We may seek orphan drug designation for our other product candidates, and with respect to other indications. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for that time period or the EMA or any other medicines regulator in the European Union from approving a similar medicinal product. The applicable period is seven years in the United States and usually 10 years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

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

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, the U.S. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22,

2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace ACA will impact ACA and our business.

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

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019. On January 31, 2019, the HHS Office of Inspector General, proposed modifications to the U.S. federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. While some of these and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

The EMA, FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, FDA or such other regulatory agencies as reflected in the product’s approved labeling. However, we may share truthful and not misleading information that is otherwise consistent with the product’s approved labeling. For example, if we receive marketing approval for eryaspase, physicians, in their professional medical judgment, may nevertheless prescribe eryaspase to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

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

Our production capacity may prove insufficient in the future to meet the growth of our business, including producing sufficient quantities of product candidates for preclinical studies, clinical trials and, ultimately, our customers and distributors. For instance, we have initiated a Phase 3 clinical trial in Europe and the United States in patients with second-line metastatic pancreatic cancer. Although we are in the process of adding additional manufacturing capacity in the United States and have evaluated our production capacity needed in Europe, there is no guarantee that we will or have properly estimated our required manufacturing capacities in or outside of the United States or that the third parties we rely on to provide required machinery and materials for the manufacturing process will be able to perform on our proposed timelines or meet our manufacturing demands, if at all. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production.

We may not have access to the raw materials and other components necessary for the manufacturing of our product candidates.

We are dependent on third parties for the supply of various materials that are necessary to produce our product candidates for clinical trials. With respect to eryaspase, we rely on medac GmbH, or Medac, for the supply of asparaginase and on the New York Blood Center and the American Red Cross in the United States and the Établissement Français du Sang in Europe for the supply of red blood cells. The Établissement Français du Sang is the sole operator in its territory for blood transfusions and is in charge of satisfying national needs for blood products. Although we have entered into agreements with the New York Blood Center, the American Red Cross and the Établissement Français du Sang related to the supply of those materials, the supply could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If we lose key suppliers or the supply of materials is diminished or discontinued, or in the event of a major or international crisis impacting blood banks and the practice of blood donation, we may not be able to continue to develop, manufacture and market our product candidates or products in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing processes and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect our ability to complete trials and commercialize our products in a cost-effective and timely manner. If we encounter difficulties in the supply of these materials, chemicals or biological products, or if we were not able to maintain our supply agreements or establish new supply agreements in the future, our product development and our business prospects could be significantly compromised.

Our manufacturing facilities are subject to significant government regulations and approvals. If we or our third-party manufacturers fail to comply with these regulations or maintain these approvals, our business will be materially harmed.

We currently manufacture our product candidates for use in Europe in our facility in Lyon, France. In addition, we have entered into agreements with the American Red Cross, the French Blood Agency (Etablissement Français du Sang) and the New York Blood Center to produce eryaspase for use in our clinical trials in the United States and are building a U.S. manufacturing facility in Princeton, New Jersey, which we expect to begin producing eryaspase for use in our clinical trials in the second quarter of 2019. We also have an agreement with Medac to provide us with L-asparaginase for use in our production of eryaspase. We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products.

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

As of December 31, 2018, we had 172 full-time equivalent employees, and we expect to increase our number of employees and the scope of our operations. To manage our development and expansion, including the potential commercialization of our product candidates in Europe and the United States, we will need to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our senior management team. The loss of the services of any of these individuals could have a material adverse effect on our ability to achieve our corporate objectives and successfully execute our business plan. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so, could harm our operations and our growth prospects.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and amounted to €3.2 million and €4.8 million for the years ended December 31, 2017 and 2018, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident or security breach to date, including cybersecurity incidents, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices and other protective measures. Despite these efforts, such events could materially adversely affect our business, financial condition or results of operations.

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

European data processing is governed by restrictive regulations governing the collection, processing, and cross-border transfer of personal data.

The collection and use of personal data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal data relating to identifiable individuals and transferring such data outside the European Economic Area including to the United States, providing details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, specific national rules may apply to data processing for medical research purposes, potentially involving formalities by the national Data Protection Authorities. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition. Moreover, in some European countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect our business, or even lead to penalties related to breach of security of personal data.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations.  Compliance with these legal standards could impair our ability to compete in domestic and international markets.  We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities.  Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.  We may engage third parties to sell our products sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals.  We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations.  We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.  Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Risks Related to Other Legal Compliance Matters

We are subject to anti-bribery, anti-kickback, fraud and abuse and other healthcare laws and regulations which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our products, if approved. Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third party payors and patients may expose us to broadly applicable federal and state anti-bribery fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

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

•

the U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government, through civil whistleblower or qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal, civil and criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose requirements on certain healthcare providers, health plans and healthcare clearinghouses, known as “covered entities,” and persons or entities that perform functions or activities that involve individually identifiable health information on behalf of a covered entity, known as “business associates,” including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

•

analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts;

•	GDPR, the local EU data protection laws, and other ex-U.S. protections;
•

the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. PHC), which contains provisions regarding transparency of fees received by some healthcare professionals from industries, such as companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France. According to the provisions, these companies shall publicly disclose (on a specific public website available at www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the  agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.); and

•

the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or awards are lawful.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain professional liability insurance which cover for costs and expenses we may incur due to environmental liability that may be asserted against us or due to injuries to our employees resulting from the use of hazardous materials, may not provide adequate coverage against potential liabilities.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of CMS, EMA, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Comprehensive tax reform bills could adversely affect our business and financial condition.

In December 2017, the U.S. government enacted the Tax Act, a comprehensive piece of tax legislation that includes significant changes to the taxation of business entities. These changes included, among others, a permanent reduction to the corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This Annual Report does not discuss any such tax legislation or the manner in which it might affect holders or purchasers of our ordinary shares or ADSs. We urge our shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our ordinary shares or ADSs.

For U.S. tax purposes, our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has occurred after each of our previous issuances of ordinary shares. In addition, if we underwent an ownership change in the past, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our share ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could negatively impact our future cash flows.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder (as defined below under “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ERYTECH Pharma, Inc.), if we were to form or acquire any non-U.S. subsidiaries in the future, they may be treated as controlled foreign corporations (regardless of whether ERYTECH Pharma, Inc. is treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any non-U.S. subsidiaries that we may form or acquire in the future would be treated as a controlled foreign corporation or whether such investor would be treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

As of December 31, 2018, our executive officers, directors, current 5% or greater shareholders and their respective affiliated entities, including  Auriga Ventures III FCPR and BVF Partners L.P., together beneficially owned approximately 34% of our ordinary shares (including ordinary shares in the form of ADSs). As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this Annual Report titled “Item 10.B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

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

We are a French company with limited liability. Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders or holders of our ADSs. See the sections of this Annual Report titled “Item 10. B—Memorandum and Articles of Association” and “Item 16.G—Corporate Governance.”

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

•

under French law, certain non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 business days following the date of certain direct foreign investments in us, including any purchase of our ADSs if such investments exceed €15.0 million and lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold; see the section of this Annual Report titled “Item 10.B—Memorandum and Articles of Association”;

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

•	our bylaws can be changed in accordance with applicable laws;
•	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report titled “Item 10.B—Memorandum and Articles of Association”;
•	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and
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

Holders of our ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying such ADSs. Otherwise, holders of our ADSs will not be able to exercise voting rights unless they withdraw the ordinary shares underlying the ADSs they hold. However, a holder of our ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for a holder of our ADSs’ instructions, the depositary, upon timely notice from us, will notify him or her of the upcoming vote and arrange to deliver our voting materials to him or her. We cannot guarantee to any holder of ADSs that he or she will receive the voting materials in time to ensure that he or she can instruct the depositary to vote his or her ordinary shares or to withdraw his or her ordinary shares so that he or she can vote them directly. Pursuant to the terms of our amended deposit agreement, in certain situations if, in the opinion of our management, the matter is not materially adverse to the interests of our shareholders, we may request that if the depositary does not receive timely voting instructions from a holder of ADSs, the depositary may give a proxy to a person designated by us to vote, in its discretion, the ordinary shares underlying the unvoted ADSs, as long as the matter is endorsed by our board. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that a holder of ADSs may not be able to exercise his or her right to vote, and there may be nothing he or she can do if the ordinary shares underlying his or her ADSs are not voted as he or she requested.

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

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to continue to file such reports, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S. domestic issuer.

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

We are an “emerging growth company” under the JOBS Act and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

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

We cannot predict if holders of our ADSs will find the ADSs less attractive because we may rely on these exemptions. If some holders find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2022, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our November 2017 global offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from the November 2017 global offering in our business. Based on the composition of our gross income and assets in 2018, the nature of our business and due to a decline in our stock price, we believe that we were characterized as a PFIC for our taxable year ended December 31, 2018. There can be no assurance that we will not be considered a PFIC for any future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or expectations regarding our PFIC status.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the trading price of our ADSs or ordinary shares.

We have identified three material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.

In connection with the preparation of our financial results for the years ended December 31, 2016 and 2017, our management concluded that, as of December 31, 2017, our internal control over financial reporting was not effective as a result of a material weakness in our internal control over financial reporting related to the design and maintenance of controls over the operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our financial statements. We believe this material weakness was fully remediated as of December 31, 2018.

However, in connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of three new material weaknesses in our internal control over financial reporting. These material weaknesses remained unremediated as of December 31, 2018 and are described further below.

Our material weaknesses relate to: (i) the closing and consolidation process due to (a) an inadequate segregation of duties and a lack of resources, which did not allow some tasks to be adequately reviewed and (b) a lack of a consolidation tool, which led to difficulties in documenting an appropriate audit trail of entries made; (ii) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (iii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary.

We plan to initiate the following remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses. These efforts include the following:

•

hiring of finance and accounting personnel including: a consolidation manager, who will be responsible for the consolidation process and will be supervised by the head of finance, a head of finance in the United States and a financial controller who have the appropriate experience, certification, education, and training in financial reporting, accounting and internal control;

•	implementation of consolidation software to ensure a proper audit trail;
•	dedication of resources to the monitoring of specific research and development projects for which process level controls have not been considered as effective;
•	conducting additional training to employees whose job functions impact our control activities, particularly in the research and development function; and
•

designing and implementing a controls framework for all key processes for our U.S. subsidiary, using our framework in France as a model and rolling it out to the United States to ensure that identified process-level risks are mitigated.

We believe that these activities will further support the remediation of these material weaknesses. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the trading price of our ADSs or ordinary shares may decline as a result.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During our most recent evaluation and testing process, we identified three material weaknesses in our internal control over financial reporting, and our Management’s Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weaknesses, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

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

If either we are unable to conclude that we have effective internal control over financial reporting, as is the case currently, or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in the accuracy or completeness of our financial reports, the price of our ADSs or ordinary shares could decline and we may be subject to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

Item 4.	Information on the Company.

A. History and Development of the Company

Our legal and commercial name is ERYTECH Pharma S.A. We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts and in 2018, we entered into a lease agreement for a new manufacturing facility in Princeton, New Jersey, United States.

Our principal executive offices are located at 60 Avenue Rockefeller, 69008 Lyon, France. Our telephone number at our principal executive offices is +33 4 78 74 44 38. Our agent for service of process in the United States is ERYTECH Pharma, Inc. Our website address is www.erytech.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited herein is not part of this Annual Report. The U.S. Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ERYTECH, that file electronically with the SEC.

Our actual capital expenditures for the years ended December 31, 2016, 2017 and 2018 amounted to €1.8 million, €1.7 million and €14.2 million, respectively. These capital expenditures were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2019 to be financed from the proceeds of our November 2017 global offering. For the near future, these investments will be located in France where our primary executive offices and our primary production facility are currently located, and in the United States for our secondary production facility.

B. Business Overview

We are a biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, we are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of severe solid tumors, including pancreatic cancer and triple negative breast cancer, or TNBC. Following positive results obtained in a Phase 2b clinical trial of second-line treatment of patients with metastatic pancreatic cancer and based on feedback from the FDA at our pre-IND meeting in October 2017 and the EMA’s Committee for Medicinal Products for Human Use, or CHMP, in February 2018, we launched a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA1 trial, began in September 2018 in Europe and in anticipation of extending the trial to the United States, we expect to submit an IND application to the FDA before the end of the second quarter of 2019.

We launched a proof-of-concept Phase 2 trial in TNBC in Europe, which we refer to as the TRYbeCA2 trial, in the fourth quarter of 2018. The first clinical sites have been initiated.

In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. In addition to our lead product candidate, we are developing erymethionase, which consists of methionine-γ-lyase, or MGL, encapsulated in red blood cells, to target the amino acid metabolism of cancer cells and induce tumor starvation. We expect to launch a Phase 1 trial in Europe in the first quarter of 2020. We are also exploring the use of our ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme replacement therapies (ERYZYME).

Eryaspase—Our Lead Cancer Metabolism-Targeting Product Candidate

Eryaspase consists of the enzyme L-asparaginase encapsulated in red blood cells. L-asparaginase degrades asparagine, a naturally occurring amino acid. All cells in the body need asparagine for their protein synthesis and growth. Normal cells are able to produce most of their asparagine requirements internally. Tumor cells, to ensure their aggressive growth, are highly dependent on asparagine and often lack the enzymes necessary to produce sufficient asparagine internally. They therefore must obtain this nutrient from the asparagine that is present in the circulation. While L-asparaginase has been used for decades as a cancer metabolism treatment in ALL, the toxicity profiles of current commercially available forms of non-encapsulated, or free-form, L-asparaginases have generally limited their use to patients with good performance status, such as pediatric ALL patients. Encapsulation of L-asparaginase, utilizing our proprietary ERYCAPS platform, is designed to prolong the activity and reduce the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been administered to more than 400 patients in clinical trials and compassionate use programs to date. In our clinical trials for the treatment of pancreatic cancer and ALL, patients treated with eryaspase in combination with chemotherapy achieved improvements in efficacy endpoints compared to standard of care chemotherapy or combinations of chemotherapy with native L-asparaginase. The treatment has generally been well tolerated in these clinical trials.

We are currently developing eryaspase for the treatment of the following types of cancer:

Pancreatic Cancer – Ongoing TRYbeCA1 Trial

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

Based on the feedback on trial design that we received from the FDA at our pre-IND meeting in October 2017 and from the CHMP in February 2018, we launched TRYbeCA1, a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer in Europe in September 2018. In anticipation of extending the trial to the United States, we expect to submit an IND application to the FDA before the end of the second quarter of 2019.The Phase 3 trial is evaluating eryaspase in combination with standard chemotherapy, compared to standard chemotherapy alone, in approximately 500 patients in more than 120 clinical sites in the United States and Europe. The primary endpoint is overall survival, or OS.

We are also considering the initiation of proof-of-concept studies in first-line pancreatic cancer patients, as well as in other pancreatic cancer settings. With this in mind, we have also initiated further preclinical work to assess the combinability of eryaspase with other compounds used in the treatment of first-line pancreatic cancer patients. We retain worldwide rights to commercialize eryaspase for the pancreatic cancer indication.

Triple Negative Breast Cancer – Planned TRYbeCA2 Trial

Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications for developing eryaspase and selected metastatic TNBC to evaluate as the next indication to potentially expand the use of eryaspase. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen receptor, progesterone receptor and do not overexpress a protein called human epidermal growth factor receptor 2 (HER2). The authors of a September 2017 article in the scientific journal The Oncologist estimate that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. We launched a Phase 2 proof-of-concept clinical trial, which we refer to as the TRYbeCA2 trial, in this indication in the fourth quarter of 2018 in Europe. We will evaluate eryaspase in combination with gemcitabine and carboplatine chemotherapy, compared to chemotherapy alone, in approximately 64 patients, with previously untreated metastatic TNBC. The primary endpoint is objective response rate. The first clinical sites in this trial were initiated in December 2018, and the trial has been opened for enrollment in Spain and France since the first quarter of 2019.

Other Oncology Indications

In addition to the ongoing clinical developments in pancreatic cancer and TNBC, we are evaluating opportunities to potentially broaden the scope of eryaspase to other oncology indications.

Acute Lymphoblastic Leukemia

We started the development of eryaspase in acute lymphoblastic leukemia, or ALL, in 2005 with a Phase 1 clinical trial in patients with relapsed and refractory ALL. The clinical trial was completed in 2009. We also completed a Phase 2 study in elderly patients with ALL in 2010. In 2014, we completed a multi-center, open-label pivotal Phase 2/3 clinical trial in 80 children and adults with relapsed or refractory ALL in which we evaluated the safety and efficacy of GRASPA compared to free-form L-asparaginase derived from the bacteria E. coli, also known as native L-asparaginase. In this European trial, patients without a history of allergies to native L-asparaginase treatments were randomized to receive standard chemotherapy plus either GRASPA or native L-asparaginase. Patients with a known allergy to native L-asparaginase treatments were treated with standard chemotherapy plus GRASPA. The patients treated with GRASPA experienced a mean duration of L-asparaginase activity that was more than twice as long as for patients receiving native L-asparaginase. None of the non-allergic patients who received GRASPA experienced an allergic reaction, compared to 46% of non-allergic patients who received native L-asparaginase. Only 11.5% of patients with a prior L-asparaginase allergy experienced a new allergic reaction after receiving GRASPA, with no patients in the trial experiencing a severe allergic reaction. Patients in the GRASPA treatment arm also had overall higher complete remission rates during induction, and GRASPA was also associated with fewer drug-related adverse events. After three years of follow-up, a nominal improvement in overall survival rates was observed.

In the United States, we have completed a Phase 1 dose escalation trial of eryaspase as a potential first-line treatment for adult ALL patients and have determined a recommended dose of eryaspase (100 U per kilogram) for evaluation in Phase 3 clinical trials in September 2017.

In September 2015, we submitted an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL. Based on the feedback we received from CHMP at Day 180, we decided to withdraw the MAA in November 2016. To address the outstanding issues, we conducted activities that are designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant asparaginase, and we resubmitted to the EMA our MAA for GRASPA for relapsed or refractory ALL in October 2017.Despite having observed favorable efficacy results and safety profile in multiple clinical trials of eryaspase in patients with ALL, we now believe, based on feedback from the regulatory agencies in Europe and the United States, that significant additional investment would have been required in order to seek regulatory approval of eryaspase for the treatment of ALL. In the context of the rapidly changing and increasingly competitive landscape with newly-approved treatment options for ALL, the regulatory requirements and what we observed to be a limited market opportunity for eryaspase in ALL, we elected in June 2018 to cease further clinical development efforts in ALL and to withdraw our European MAA.

Although we ceased clinical development efforts in ALL, an investigator-sponsored trial, initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO, is still ongoing. The Phase 2 clinical trial is expected to enroll approximately 30 patients at 23 sites across seven Nordic and Baltic countries. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. This trial is expected to continue into 2020.

Our Additional ERYCAPS Product Candidates

In addition to eryaspase, our product candidate based on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

•

Cancer Metabolism. In addition to the development of eryaspase, we are developing erymethionase, methionine-γ-lyase, or MGL, encapsulated in red blood cells, as a potential novel amino acid agent targeting cancer metabolism. Based on our preclinical studies, we believe that erymethionase represents a promising new treatment approach against a broad range of cancers that rely on methionine metabolism. We expect to commence a Phase 1 clinical trial in Europe in the first quarter of 2020.

•

Enzyme Replacement. Outside of the oncology field, we also are studying the use of our ERYCAPS platform to promote long-acting enzyme activity, which we believe may result in attractive partnering opportunities for the development of enzyme therapies in the field of metabolic diseases. We refer to this program under the name ERYZYME. We believe that encapsulation of the therapeutic enzymes may reduce the potential for allergic reactions and allow the therapeutic substance to remain in the body longer when compared to non-encapsulated enzymes.

•

Immunotherapy. We have also initiated ERYMMUNE, a preclinical development program designed to explore the use of our ERYCAPS platform to encapsulate tumor antigens or adjuvants within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to key organs, such as the spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. Preclinical proof-of-concept studies of ERYMMUNE are ongoing.

Corporate Information

We were incorporated in 2004. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris. In November 2017, we completed a global public offering, consisting of a U.S. initial public offering of American Depositary Shares, or ADSs, each representing one ordinary share, and a concurrent private placement in Europe and other countries outside of the U.S. and Canada of our ordinary shares. Our ordinary shares are listed on Euronext Paris under the ticker symbol “ERYP” and our ADSs are listed on the Nasdaq Global Select Market under the symbol “ERYP.”

Our Strategy

Our mission is to help patients live better, longer. Our vision is to be the leader in red blood-cell based therapeutics to treat severe forms of cancer and orphan diseases. The key elements of our strategy to achieve this goal include the following:

•

Rapidly advance the clinical development of eryaspase for the treatment of pancreatic cancer. Following positive Phase 2b clinical trial results with eryaspase in second-line treatment of metastatic pancreatic cancer, we launched a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer. Patient enrollment began in Europe in September 2018. In anticipation of extending the trial to the United States, we expect to submit an IND application to the FDA in the second quarter of 2019. The Phase 3 clinical trial aims to evaluate eryaspase in combination with standard chemotherapy, compared to standard chemotherapy alone, in approximately 500 patients in Europe and the United States. The primary endpoint is overall survival. With the view of broadening our targeted indications for eryaspase beyond second-line pancreatic cancer, we are considering the initiation of proof-of-concept studies in first-line pancreatic cancer patients as well as in other pancreatic cancer settings.

•

Develop eryaspase for the treatment of other solid tumor indications, including triple negative breast cancer. Based on the results of scientific publications and preclinical studies as well as our clinical trials to date, we believe that targeting the asparagine metabolism of cancer cells could potentially slow down or halt the growth of different tumor types. Based on these results, we are planning to conduct other clinical trials and to seek regulatory authorizations for eryaspase for the treatment of selected solid tumor indications beyond pancreatic cancer. In February 2018, we announced the selection of TNBC as the next target indication for expanding the potential treatment scope of eryaspase. We launched a Phase 2 proof-of-concept clinical trial for this indication in the fourth quarter of 2018 in Europe and the trial has been opened for enrollment in Spain and France since the first quarter of 2019.

•

Leverage our ERYCAPS platform to develop additional innovative and novel red blood-cell based therapeutics targeting cancer and orphan diseases. In addition to encapsulating L-asparaginase, the active ingredient in eryaspase, we plan to leverage the broad applicability of our ERYCAPS platform to develop additional product candidates that use other therapeutic drug substances. As a potential next product candidate, we are developing erymethionase, methionine-γ-lyase, or MGL, encapsulated in red blood cells, to target the amino acid metabolism of cancer cells and induce tumor starvation.  We expect to commence a Phase 1 clinical trial with erymethionase in Europe in the first quarter of 2020 in order to evaluate its safety of administration in methionine-γ-lyase, or MGL. We are also evaluating other cancer metabolism targeting enzymes such as arginine-deiminase. We also plan to expand our product pipeline to include other therapeutic approaches, such as cancer immunotherapy (ERYMMUNE) and enzyme replacement therapies (ERYZYME). To support this strategy, we intend to continue to seek robust worldwide intellectual property protection for our ERYCAPS platform and our resulting product candidates.

•

Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS platform. We seek to maximize shareholder value from our proprietary platform technology through a combination of in-house development and well-selected partnering opportunities. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and distribution of our product candidates for specified indications and in specified territories where appropriate. We may also explore co-development or out-licenses of our platform technology to third parties and the creation of spin-out companies. As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of any approved products.

Our ERYCAPS Platform Technology

Our ERYCAPS platform uses our proprietary technology to entrap active drug substances inside red blood cells using reversible hypotonic and hypertonic osmotic stress. Our platform technology uses transfusion-grade, standard packed red blood cells of all four blood groups (O, A, B and AB) from blood donors with a specific blood type which we obtain from blood banks. We match the red blood cells used to the blood type of the patient receiving treatment. To allow the therapeutic compounds to enter into the red blood cells, we subject the red blood cells to a hypotonic solution. This causes swelling of cells and opening of pores in the cellular membrane. At this time, therapeutic molecules can enter the red blood cells. Once the desired concentration of molecules is reached inside the red blood cells, we subject the red blood cells to a hypertonic solution to restore the osmotic pressure to normal. This step causes water to flow out of the cell and the pores to close, rendering the cellular membrane impermeable to molecules above a specific size, including the molecules that have been trapped inside the cell.

The extent to which a red blood cell can swell, known as osmotic fragility, is not uniform and varies between packages of red blood cells. When we obtain a package of red blood cells from a blood bank, we measure a number of key hematological parameters, including the osmotic fragility of the particular sample. Based on the level of osmotic fragility measured, we are able to calculate the specific amount of osmotic pressure to apply in order to achieve the desired concentration of drug substance in each production batch. This patent-protected process allows us to reduce variations in the amount of drug substance to be encapsulated, which ensures that quantifiable amounts of drug substance can be captured in each batch. Our expertise in understanding osmotic fragility and optimizing the red blood cell encapsulation parameters is the cornerstone of our proprietary ERYCAPS platform.

We believe that our ERYCAPS platform technology is an innovative approach that offers several key potential benefits:

•

Prolonged duration of activity. Red blood cells are biocompatible carriers that have a half-life of approximately one month in the body, and this duration of activity appears not to be significantly affected by our proprietary encapsulation process. This long half-life, coupled with the protection from the cellular membrane, allows encapsulated therapeutic drug substances to remain in the body longer, thereby increasing the duration of their therapeutic activity and their potential efficacy with lower dosages and fewer injections. In the case of L-asparaginase, encapsulation of red blood cells has been shown in our clinical trials to extend the half-life of free-form L-asparaginase from one day to approximately two to three weeks.

•

Decreased risk of side effects. The red blood cell membrane protects the body from toxicities associated with the trapped drug substance, which reduces the potential for adverse side effects from the drug.

•

High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner. At our cGMP-certified production facilities, the process for delivering eryaspase to patients typically takes approximately 24 hours from the start of production to delivery of the product candidate to the hospital. We have produced over 1,800 bags of eryaspase to date for use in clinical trials, and we estimate our current production facilities, including our newly constructed facility in Princeton, New Jersey, which we expect to be operational during the second quarter of 2019  will be sufficient to establish supply for our current and future clinical trials, as well as anticipated early commercial needs of eryaspase, if it is approved for marketing.

•

Stability and ease of administration. After manufacturing and release of the product, eryaspase has shown to remain stable for five days in refrigeration followed by six hours at room temperature. This allows efficient transportation to the hospitals where the patients are treated, as well as flexibility in the timing of the administration to the patients.

•

Broad applicability. Our initial efforts have focused on encapsulating enzymes, such as L-asparaginase, that deplete nutrients necessary for the growth and proliferation of tumor cells, resulting in their starvation and death. Based on our preclinical studies and clinical experience to date, we believe that a variety of additional therapeutic molecules can be encapsulated within red blood cells to induce tumor starvation, both for blood cancers and solid tumors, and to develop cancer immunotherapies and enzyme replacement therapies.

Our intellectual property portfolio contains issued patents and patent applications in the United States and foreign countries, including 16 patent families directed to our production process, our ERYCAPS® platform, our product candidates, methods of use and/or treatment, and related diagnostic tests. Our core patent covers eryaspase in the United States until the end of 2029, with potential extension to the end of 2034, and in Europe until 2025, with a potential extension to 2030. We have exclusively in-licensed one patent family from Radboud University in the Netherlands relating to synergistic combinations of amino acid depletion agents.

We maintain a cGMP-certified production facility in Lyon, France that we believe will be sufficient to supply our ongoing clinical trials and early commercial requirements. We also maintain a smaller production facility in Philadelphia, Pennsylvania, on the premises of the American Red Cross, which is currently used for our clinical trial production. In 2018, we entered into a lease agreement for a new production facility in Princeton, New Jersey, to further expand our production capacity in the United States in addition to the Philadelphia facility. We expect the Princeton facility to be operational for cGMP production in the second quarter of 2019.

Our Product Development Pipeline

Using our proprietary ERYCAPS platform, we are developing a pipeline of product candidates to treat severe forms of cancer and selected orphan diseases. The following table summarizes our product development pipeline:

Our Lead Product Candidate Eryaspase—A Unique Approach to Cancer Treatment

Eryaspase, our first product candidate developed using our proprietary ERYCAPS platform consists of the enzyme L-asparaginase encapsulated inside erythrocytes, or red blood cells. L-asparaginase breaks down asparagine, a naturally occurring amino acid, into L-aspartic acid and ammonia. Asparagine is produced by healthy cells in the body for their own use in protein synthesis. Cancer cells also need asparagine to grow and proliferate, even more than normal cells, but most cancer cells cannot produce enough asparagine and must rely on circulating asparagine to survive. Injection of L-asparaginase, either by intravenous or intramuscular modes of administration, can lower asparagine levels throughout the body, thereby depriving cancer cells of a key nutrient and causing them to starve and ultimately die. The use of L-asparaginase to deplete asparagine is a well-established treatment for ALL patients, and in particular, pediatric ALL patients. However, important side effects including allergies, coagulation disorders, pancreatic and hepatic toxicities can limit treatment compliance, particularly in adults, limiting the potential use of current, non-encapsulated L-asparaginases beyond ALL. We believe that encapsulating L-asparaginase in red blood cells holds the potential to expand the population of cancer patients that may be treated with L-asparaginase, and in particular, to patients suffering from aggressive solid tumors.

Eryaspase is administered by intravenous infusion. Once administered, the red blood cells containing L-asparaginase circulate in the bloodstream and remove asparagine mainly through a mechanism of active transportation of asparagine into the red blood cells. Active transporters for asparagine are present in the membrane of red blood cells. They cause normal red blood cells to contain two to three times more asparagine within the cell than in the surrounding plasma. When L-asparaginase is encapsulated in the red blood cells, it causes the inner concentration of asparagine to decrease, which activates the natural mechanism of the red blood cell to draw asparagine circulating in the blood plasma into the red blood cell. This asparagine is rapidly degraded inside the red blood cells as well. When maintained long enough, this pumping and degradation activity leads to a systemic depletion of asparagine levels in the bloodstream without releasing L-asparaginase into the bloodstream. The red blood cell membrane also protects the encapsulated L-asparaginase from antibodies present in the patient’s blood that would substantially lessen or neutralize the enzyme’s activity or cause allergic reactions. As a result, the enzyme can remain active and potentially effective in the red blood cell for a longer period of time, while at the same time reducing the potential for toxicity and related side effects. Our research indicates that the encapsulation process does not significantly alter the life span of the red blood cell.

The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of Eryaspase (GRASPA)

The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.

COMPLETED CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS*	AGE	INDICATION		PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line	•	Efficacy (progression-free survival or overall survival) of eryaspase in patients with low ASNS expression levels	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	•	Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dose	25 / 50 / 100 / 150 U/kg	EU	Non- randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	•	Mean duration (days) of ASNase activity >100 U/L	150 U/ kg	EU	Randomized, open label
					•	Incidence of allergic reactions (induction phase)
2a	GRAALL SA2-2008	30	55+	First-line	•	Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	•	Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 U/ kg	EU	Randomized, open label
1	GRASPALL 2012-09	14	18+	First-line	•	Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 / 200 U/ kg	US	Non- randomized, open label
	GRASPALL 2012-10-EAP	18	Up to 55	At risk - all lines	•	Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label
Acute Myeloid Leukemia
2b	ENFORCE 1	123	65 to 85	First-line, unfit	•	Overall survival	100 U/ kg	EU	Multicenter, open label, randomized, controlled

ONGOING CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS*	AGE	INDICATION		PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Solid Tumors
3	TRYbeCa1	482	18+	Pancreatic adenocarcinoma	•	Overall survival	100 U/kg	EU/US	Randomized, 2 treatment arm (Control and investigational arms)
2	TRYbeCa2	65	18+	Metastatic or locally recurrent Triple-Negative Breast Cancer / 1st line	•	Objective response rate determined by an independent radiological review	100 U/kg	EU	Open-label, randomized 1:1 (chemotherapy ± eryaspase)
Acute Lymphoblastic Leukemia
2	NOPHO	30	1 to 45	Second-line post PEG-asparaginase	•	PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label

*	Number of patients planned/enrolled.

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

We selected pancreatic cancer as the first solid tumor indication for clinical development of eryaspase based on preclinical findings, the metabolic activity of pancreatic cancer cells and the unmet medical need. After completion of a Phase 1 clinical trial, which we believe is the first Phase 1 clinical trial with an asparaginase-based product candidate to show an acceptable safety profile, we commenced a Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer in 2014. In March 2017, we reported top-line results of the study showing improvement in overall and progression-free survival rates for patients treated with eryaspase in combination with chemotherapy as compared to treatment with eryaspase alone. The hazard ratio for overall survival in the entire patient population was 0.60 (nominal p-value = 0.009), meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. We presented the full results of this trial at the ESMO Congress in Madrid, Spain in September 2017. We believe this clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. This trial forms the basis for our strategy to explore the further development of eryaspase for the treatment of pancreatic cancer and other solid tumor indications. Subsequently, we launched a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer, which we refer to as the TRYbeCA1 trial. Patient enrollment for the TRYbeCA1 trial commenced in September 2018 in Europe.

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

INDICATION	CASES (U.S., IN THOUSANDS)		DEATHS (U.S., IN THOUSANDS)
	2017	2030	2017	2030	5-YEAR SURVIVAL RATE
Lung and bronchus	223	225	156	156	19%
Pancreas	54	88	43	63	9
Liver	41	83	29	51	18
Colon and rectum	135	114	50	47	66
Breast	255	294	41	37	91(1)
Prostate	161	228	27	24	99
Bladder	79	113	17	22	79
Brain and other nervous system	24	N/A	17	17	35
Oesophagus	17	N/A	16	17	21
Kidney	64	69	14	16	75
Ovary	22	N/A	14	14	46

(1)	Refers to female survival rate.

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

Trial Design

In this trial, patients in the active arm were treated with eryaspase in addition to the current standard of chemotherapy, consisting of either gemcitabine or FOLFOX, depending on which treatment the patient had received as first-line therapy. Patients in the control arm were patients treated with chemotherapy alone. Patients were randomized at a 2:1 ratio. Prior to enrolling each patient in this trial, we used a diagnostic test to assess the level of ASNS expression in such patient’s cancer cells. We included both patients with no or low ASNS expression levels and patients with normal or high ASNS expression levels in the trial.

Endpoints

The co-primary endpoints of the Phase 2b clinical trial were progression-free survival, or PFS, and overall survival, or OS, rates, as measured by the hazard ratio, or HR, for the patients that were enrolled with no or low ASNS expression levels. The HR represents the chance of events occurring in the treatment arm relative to the chance of events occurring in the control arm. An HR of one means that there is no difference in survival between the two groups, while an HR of greater than one or less than one means that survival was better in one of the groups. The outcome of the trial would be considered positive if the HR was below 0.85 for the low or no ASNS expression group, irrespective of statistical significance. The secondary endpoints of the clinical trial included overall progression-free survival and overall survival rates, as measured by HR, in the entire patient population and for the patients enrolled with normal or high ASNS expression levels, as well as objective response rates and safety outcomes.

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

An unexpected finding from these results was that the ASNS expression level in the patients did not appear to be predictive of treatment efficacy. However, the ASNS expression level does appear to be a prognostic factor. Patients with high ASNS expression levels appear to have a worse prognosis, and their relative response to eryaspase seems to be relatively higher in this group than the patients with no, low or normal ASNS expression levels. Based on this finding, we believe future clinical trials may be conducted in the entire patient population, independent of ASNS expression levels.

Ongoing – TRYbeCA1 Trial

Following our positive Phase 2b clinical trial results, we launched a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer. The Phase 3 trial, which we refer to as the TRYbeCA1 trial, is evaluating eryaspase in combination with standard chemotherapy, compared to standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) alone, in approximately 500 patients in more than 120 sites in Europe and the United States. Patients who meet the eligibility criteria are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/abraxane or irinotecan-based regimen) or chemotherapy alone until disease progression. The primary endpoint is overall survival. The main secondary endpoints include progression-free survival, objective response rate, disease control rate, quality of life and safety. The trial began in Europe with the first patient enrolled in September 2018. TRYbeCA1 is now actively enrolling patients in several European countries. In view of opening the trial to patients in the United States, we expect to submit an IND application to the FDA in the second quarter of 2019. We expect to conduct an interim analysis when approximately two-thirds of overall survival events have occurred.

Next Steps in Pancreatic Cancer

With the view of broadening our targeted indications for eryaspase beyond second-line pancreatic cancer, we are considering the initiation of proof-of-concept studies in first-line pancreatic cancer patients, as well as in other pancreatic cancer settings. With this in mind, we have initiated further preclinical work to assess the combinability of eryaspase with other compounds used in the treatment of pancreatic cancer patients.

Both the FDA and EMA have granted orphan drug designation for eryaspase or GRASPA for the treatment of pancreatic cancer. Orphan drug designation provides manufacturers with research grants, tax credits and eligibility for marketing exclusivity of up to seven years in the United States and 10 years in Europe.

We retain worldwide rights to commercialize eryaspase for the pancreatic cancer indication.

Ongoing and Planned Clinical Development in Triple Negative Breast Cancer and Other Solid Tumors

Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications and selected metastatic TNBC as the next indication to evaluate in order to expand the potential use of eryaspase in solid tumors. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen and progesterone receptors and do not overexpress HER2. Scientific literature estimates that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a Phase 2 proof-of-concept clinical trial in this indication in Europe. This Phase 2 clinical trial, which we refer to as the TRYbeCa2 trial, will evaluate eryaspase in combination with chemotherapy, compared to chemotherapy alone in approximately 64 patients. The primary endpoint of the trial is objective response rate. The main secondary endpoints of the trial include progression free survival, metabolic response, safety and biomarkers. The first sites were initiated in December 2018, and the trial opened for enrollment in Spain and France in the first quarter of 2019.

Planned Clinical Development in Other Solid Tumors

Preclinical work is ongoing to identify other relevant solid tumor indications, including a review of the use of the product candidate in combination with chemotherapy and immunotherapy compounds.

Eryaspase for the Treatment of Acute Lymphoblastic Leukemia (ALL)

We were previously developing eryaspase, or GRASPA, for the treatment of children and adults with ALL in combination with chemotherapy. We have completed five clinical trials in ALL in Europe and in the United States in which a total of 166 patients with ALL were enrolled, of which 132 patients were treated with eryaspase.

Different hard-to-treat sub-indications of ALL were targeted in these trials, relapsed and refractory patients, adults and elderly patients and patients who were allergic to other asparaginases. We believe the results of our trials support our hypothesis that encapsulation could prolong asparaginase activity and reduce its side-effects. We also observed eryaspase to have an improved clinical benefit as compared to native L-asparaginase in our completed clinical trials, as described below.

A Phase 2/3 clinical trial in 80 children and adults with relapsed ALL, completed in 2014, achieved both of its primary endpoints:

•

Lower Incidence of Allergic Reactions. Among the non-allergic patients, none of the 26 patients treated with GRASPA experienced an allergic reaction during the induction phase, compared to 13 patients out of 28, or 46%, of those treated with native L-asparaginase in the control group.

•

Superior Duration of L-Asparaginase Activity. Among the non-allergic patients, the patients treated with GRASPA maintained a mean duration of L-asparaginase activity above 100 U per liter for 18.9 days, with at most two injections during the first month of treatment. This result compared to a mean duration of activity of 8.5 days in the control group, who received up to eight injections of native L-asparaginase.

Eryaspase or GRASPA was also observed to have an improved clinical benefit as compared to native L-asparaginase based on its achievement of the secondary efficacy endpoints:

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

Treatment with GRASPA was generally well tolerated. Drug-related adverse events generally consisted of allergic reactions, clotting problems, liver toxicities and pancreas disorders. None of the 52 patients receiving GRASPA during the Phase 2/3 trial had an adverse event leading to discontinuation of the trial, as compared to 13 out of the 28 patients, or 46%, in the control arm. A total of three patients out of the 52 patients treated with GRASPA during the trial experienced serious adverse events determined to be drug-related.

Based on the positive efficacy and safety results from our Phase 2/3 pivotal trial, we submitted a Marketing Authorization Application, or MAA, to the EMA for GRASPA for the treatment of relapsed or refractory ALL in September 2015. Following discussions with the EMA, we withdrew the MAA in November 2016. We conducted activities designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant L-asparaginase, and resubmitted an MAA in October 2017. In June 2018, based on feedback from the EMA and FDA, it appeared that significant additional investment would be required in order to seek regulatory approval of eryaspase for the treatment of ALL. In the context of the rapidly changing and increasingly competitive landscape with newly-approved treatment options for ALL, the regulatory feedback and what we observed to be a limited market opportunity for eryaspase in ALL, we elected to cease further clinical development efforts in ALL. Accordingly, we withdrew our MAA in the second half of 2018.

Despite our ceasing clinical development efforts in this indication, an investigator-sponsored trial, initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO, is still ongoing. The Phase 2 trial is expected to enroll approximately 30 patients at 23 sites across seven Nordic and Baltic countries. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. This trial is expected to continue into 2020.

Other ERYCAPS Development Programs

In addition to our product pipeline centered on L-asparaginase treatment, we are using our proprietary patent-protected ERYCAPS platform to identify additional enzymes that could induce tumor starvation. We have received funding from BPI France for a research program, known as the TEDAC program, intended to identify additional tumor starvation agents and to identify companion diagnostic tests. In preclinical studies performed under the TEDAC program, we have identified two other amino acids, methionine and arginine, and their respective enzymes, methionine-γ-lyase, or MGL, and arginine deiminase, or ADI, that we believe may be promising treatments when encapsulated inside red blood cells.

In 2017, we presented preclinical data with our product candidate erymethionase, which consists of MGL in red blood cells, at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium and the American Association for Cancer Research conferences. We are performing preclinical toxicology studies and are planning to start a Phase 1 clinical trial in the first quarter of 2020 with erymethionase. We are also evaluating eryminase, which consists of ADI encapsulated inside red blood cells, as a potential product candidate for further clinical development.

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

ERYMMUNE is a preclinical development program exploring the use of our proprietary ERYCAPS platform to encapsulate tumor antigens and/or adjuvants within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to the spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. In preclinical studies with three different antigens loaded in red blood cells, we have observed promising proof-of-concept data in three different tumor models. In these studies, we observed significantly increased antigen-specific CD8+ and CD4+ T-cell responses and delays in tumor growth when the encapsulated antigens were injected in mice with tumors, as compared to the injection of the unloaded antigens alone. We plan to continue incubating this platform to confirm our earlier preclinical data and to determine our development strategy for these earlier-stage programs. Proof-of-principle studies of ERYMMUNE are ongoing and will be the basis on which we will decide on the best way to value creation for this technology.

Manufacturing and Supply

We currently operate two manufacturing facilities to manufacture our product candidates. Our primary production facility for Europe is based in Lyon, France. This production facility complies with European cGMP. We are currently extending the capacity of our Lyon facility to ensure supply in our ongoing and future clinical trials, as well as anticipated early commercial needs, if GRASPA is approved for marketing.

For our clinical trials in the United States, we use a qualified production unit in Philadelphia, Pennsylvania in conjunction with the American Red Cross, from which we source the red blood cells bags. In 2018, we entered into a lease agreement for a new manufacturing facility in Princeton, New Jersey, to expand our U.S. production capacity to a similar scale as the expanded Lyon facility. We expect the new production facility to be operational for the production of cGMP batches of eryaspase in the second quarter of 2019 and we believe that the expanded capacity will be sufficient to supply eryaspase for the planned Phase 3 and Phase 2 clinical trials, as well as for the anticipated initial commercial needs of eryaspase, if it is approved for marketing.

In Europe, we purchase packed red blood cells from Ėtablissement Français du Sang, the French Blood Establishment. In the United States, we have supply agreements with the American Red Cross and the New York Blood Center.

In the case of eryaspase, we have the manufacturing and logistics in place to deliver eryaspase to patients in approximately 24 hours from the start of production to delivery of the product candidate to the hospital. Once a prescription is written, we receive an order for eryaspase from the hospital. We then source a pack of red blood cells, compatible with the patient’s blood type, from one of our partner blood banks. After identification of the key parameters of the red blood cell unit, we encapsulate the L-asparaginase into the red blood cells using an automated process that takes three to four hours. Before release, the product must meet a number of quality control specifications, including the number of red blood cells in the packed product, the level of L-asparaginase activity, the amount of extracellular L-asparaginase in the blood and the integrity of the container holding the red blood cells. We then deliver the product to the hospital using a third-party commercial overnight delivery service. We ship the product at a refrigerated temperature of between two and eight degrees Celsius, or approximately 36 to 46 degrees Fahrenheit. At this temperature, the product has been shown to remain stable for five days. Once removed and ready for administration, the product remains stable for six hours at room temperature.

In May 2011, we entered into a second worldwide supply agreement, as subsequently amended on April 4, 2014 and July 25, 2016, which we refer to as the 2011 Medac Agreement, under which Medac has agreed to supply us with their new, recombinant free-form L-asparaginase, called Spectrila, for which Medac obtained a European marketing approval in 2016. The 2011 Medac Agreement includes an exclusivity period, starting from the date of commercial authorization of eryaspase/GRASPA for a duration of five years. The term of the 2011 Medac Agreement is until December 2028, provided, that Medac is entitled, upon expiration of the five-year exclusivity period, to terminate the agreement, upon five years’ notice, in the event its supplier of the recombinant formulation of L-asparaginase discontinues supplying to Medac. The July 2016 amendment nullified the clauses providing that we could have been forced to refrain from any form of promotion of eryaspase/GRASPA if such product was produced from a new formulation of asparaginase registered and marketed prior to eryaspase/GRASPA as a first-line treatment. We are exclusively using this new recombinant formulation of L-asparaginase in eryaspase for new indications, including our ongoing clinical trials for pancreatic cancer, and no longer intend to use the native form of asparaginase for eryaspase.

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

Commercialization

As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of the approved products. In 2018, we hired a Vice President of Commercial Strategy to perform a marketing assessment for eryaspase. We generally expect to retain commercial rights to our product candidates, but we will also evaluate collaborative arrangements with third parties for the commercialization and distribution of our product candidates for specified indications and in specified territories where appropriate. We previously entered into collaborations with Teva for the distribution of GRASPA as a treatment of ALL in Israel, and with Orphan Europe, part of the Recordati Group, for the distribution of GRASPA as a treatment of ALL and AML in Europe. As a consequence of our withdrawal of the MAA for ALL and our decision to focus on solid tumors, we initiated the termination process under our agreement with Orphan Europe in the first quarter of 2019. The agreement with Teva is still in effect, but, at this time, there are no current ongoing obligations under the agreement. We have retained the rights to commercialize eryaspase for the treatment of ALL outside Europe and Israel, including in the United States, and for the treatment of all other indications, including pancreatic cancer and TNBC, outside of Israel. We have retained worldwide commercial rights for all of our other product candidates.

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 15 patent families we own in our own name, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED (OR ALLOWED/ACCEPTED)
RBC Encapsulation Platform	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, South Korea, India, Canada, Russia, Hong Kong
Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, South Korea, China, India
Other Onco-metabolism	4	2026 2034 - 2035 2035 - 2036 2038	Europe, Japan, China, Canada, South Korea, Australia, United States, Hong Kong, Israel, Russia, Singapore, United Arab Emirates, India
Rare Metabolic Disorders	3	2028 2033 - 2034 2037 - 2038	Europe, Israel
Immunology	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, South Korea, Europe, United States, Japan, United Arab Emirates
Small Molecule	1	2028 - 2029	Europe, Israel, China, Australia, Singapore, South Korea, Canada

*

This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe, Japan and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment (PTA) and/or patent term extension (PTE).

Of our 15 patent families, 11 currently include at least one issued patent.

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

Patent License from Radboud University

In 2018, we entered into an exclusive license agreement with Radboud University (the Netherlands), or Radboud, under which Radboud has granted us an exclusive license to a patent family, including an unpublished U.S. provisional application filed August 31, 2018 and an unpublished PCT application filed December 6, 2018, directed to synergistic combinations of amino acid depletion agents, or AADA, and amino acid depletion agent sensitizers. We intend to use the patent rights licensed from Radboud to develop product candidates, either alone or in collaboration with external partners, including product candidates that contain eryaspase as the AADA. Under the terms of the exclusive license agreement, we may also sublicense the patent rights to external partners to generate sublicense revenue.

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

In general, eryaspase will be positioned as an add-on to standard chemotherapeutic regimens.  In pancreatic adenocarcinoma, gemcitabine-based (e.g. gemcitabine and nab paclitaxel, Celgene’s Abraxane) and fluoropyrimidine-based (e.g. FOLFIRINOX, comprised of fluorouracil, leucovorin, irinotecan and oxaliplatin) chemotherapy regimens are standards of care for the first-line treatment of patients with metastatic disease.  Our ongoing TRYbeCA1 trial in second-line metastatic pancreatic adenocarcinoma is evaluating the addition of eryaspase to both (i) gemcitabine and Celgene’s Abraxane in patients whose disease has progressed on a prior fluoropyrimidine-based chemotherapy and (ii) an irinotecan-based regimen, including the approved liposomal formulation of irinotecan, Ipsen/Servier’s Onivyde, in combination with flurouracil and leucovorin in patients whose disease has progressed on a prior gemcitabine-based regimen.  If approved, we anticipate that eryaspase will be used in combination with gemcitabine-based and irinotecan-based regimens.

Depending on the results of the TRYbeCA1 trial, we believe eryaspase has the potential to be seen as competitive to or as a combination partner for many of these agents.  Eryaspase could potentially face competition from several investigational agents currently being evaluated in metastatic patients who have progressed on previous first-line chemotherapy.  These include, but are not limited to, Eli Lilly’s pegilodecakin, Eleison Pharmaceuticals’ glufosfamide, SynCore Biotechnology’s EndoTAG-1, BMS/Five Prime Therapeutics’ cabiralizumab, and Tyme Technologies’ SM-88. Eryaspase could also potentially compete with agents being evaluated in combination with standard chemotherapy regimens for the first-line treatment of metastatic disease.  These include, but are not limited to, Halozyme Therapeutics’ PEGPH20, Sumitomo Dainippon’s napabucasin, and Rafael Pharmaceuticals’ CPI-613.

In TNBC, we expect eryaspase to be used in combination with various chemotherapy agents that are used to treat metastatic triple negative disease, including taxanes (paclitaxel, docetaxel and Celgene’s Abraxane), capecitabine, and Eisai’s Halaven.  Eryaspase could potentially face competition from small molecule poly-ADP ribose polymerase (PARP) inhibitors, including, but not limited to, AstraZeneca/Merck’s Lynparza and Pfizer’s Talzenna, which received FDA approval for the treatment of germline BRCA mutant metastatic breast cancer in 2018; PD-1/PD-L1 antibodies, including, but not limited to, Roche’s Tecentriq, for which Roche submitted a supplemental Biologics License Application in metastatic TNBC; and other agents in development, including, but not limited to, Immunomedics’ sacituzumab govitecan, Roche’s ipatasertib and Seattle Genetics’ ladiratuzumab vedotin.

Though there are several L-asparaginase based products approved for use in ALL, we do not believe that these products are being evaluated in the solid tumor indications we are pursuing with eryaspase at this time.

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

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific or educational programs must comply with state and federal fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws. The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

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

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009. Biosimilarity, which requires that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference product and the product can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

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

The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it has not yet become applicable. The entry into application of the Regulation is expected to occur at some point in 2019 (its enactment will occur six months after the publication of a notice delivered by the European Commission on the European Union clinical trial portal and database, and is expected in 2019 according to the European Commission’s website). Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

European Union Marketing Authorizations

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

Regulation (EC) No 726/2004 of the European Parliament and of the Council of 31 March 2014 provides for the Centralized authorization procedure. The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the European Economic Area, or the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, or ATMPs, such as gene therapy, somatic cell therapy or tissue-engineered medicines.

Under Article 3 of the Regulation (EC) No 726/2004, the Centralized procedure is optional for any medicinal product not appearing in the Annex if: (1) the medicinal product contains a new active substance which, on the date of entry into force of this Regulation, was not authorised in the Community; or (2) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in accordance with this Regulation is in the interests of patients or animal health at Community level.

National MAs are issued nationally by the competent authorities of the Member States of the EEA and only cover their respective territory. National MAs are available for products not falling within the mandatory scope of the Centralized Procedure. National MAs may be applied for through the Mutual Recognition Procedure or Decentralized Procedure in order that multiple competent authorities in different member states of the EEA may each issue a national MA in their territory for the same product on the back of the same application. We do not foresee that any of our current product candidates will be suitable for a National MA as they fall within the mandatory criteria for the Centralized Procedure. Therefore, our product candidates will be approved through Community MAs.

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Market exclusivities

The European Union also provides opportunities for market exclusivity. For example, under Article 14(11) of the Regulation (EC) No 726/2004, without prejudice to the law on the protection of industrial and commercial property, medicinal products for human use which have been authorized in accordance with the provisions of this Regulation shall benefit from an eight-year period of data protection and a ten-year period of marketing protection, in which connection the latter period shall be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic or biosimilar application. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity.

Pediatric clinical trials

Under European law, medicinal products for use in the pediatric population are eligible for rewards and incentives. Under Regulation No 1901/2006, when the intention is to apply for an MA in accordance with Article 7(1) (a) or (d), Article 8 or Article 30, a Pediatric Investigation Plan, or PIP, must be drawn up and submitted to the EMA with a request for agreement, unless a deferral or waiver applies (e.g., because the relevant disease or condition occurs only in adults) (Article 7).

Pursuant to Regulation (EC) No. 1901/2006, all applications for MA for new medicines must include to be valid, in addition to the particulars and documents referred to in Directive 2001/83/EC, the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan, or PIP, agreed between regulatory authorities and the applicant, unless the medicine is exempt because of a deferral or waiver of the EMA. Before the EMA is able to begin its assessment of a Community MA application, it will validate that the applicant has complied with the agreed pediatric investigation plan. The applicant and the EMA may, where such a step is adequately justified, agree to modify a pediatric investigation plan to assist validation. Modifications are not always possible; may take longer to agree than the period of validation permits; and may still require the applicant to withdraw its marketing authorization application and to conduct additional non-clinical and clinical studies.

Products that are granted an MA on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) (Regulation No 1901/2006) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity (Regulation (EC) No 1901/2006, see above). This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

We do not currently know whether our product candidates will need to be covered by a PIP.

Orphan designation

Under Article 8 of the Regulation (EC) No 141/2000, products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no similar medicinal product may be placed on the market for the same therapeutic indication. Under Article 37 of the Regulation (EC) No 1901/2006, an orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies (in this case for orphan drugs no extension to any supplementary protection certificate can be granted, see further detail below).

Under Article 3 of the Regulation (EC) No 141/2000, a medicinal product may be designated as orphan if: (1) (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (b) it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (2) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition, as defined in Regulation (EC) 847/2000.

Pursuant to Regulation (EC) No. 847/2000 of April 27, 2000 laying down the provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product and definitions of the concepts “similar medicinal product” and “clinical superiority”, an application for the designation of a drug as an orphan drug may be submitted at any stage of development of the drug before filing of an MA application.

Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and scientific assistance for study proposals (Articles 6 and 9). The application for orphan drug designation must be submitted before the application for marketing authorization (Article 5). The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the above-mentioned criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (Article 8).

Notwithstanding the foregoing, an MA may be granted, for the same therapeutic indication, to a similar drug if:

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

Pharmacovigilance system

The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

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

Advertising

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

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution..

Other European Regulatory Matters

French Regulatory Framework

France: Clinical trials

General framework: In the European Union, pending the entry into force of Regulation No. 536/2014, the regulation governing clinical trials is currently based on European Directive No. 2001/20/EC of April 4, 2001 relative to the implementation of good clinical practices in the conduct of clinical trials on medicinal products for human use. Each Member State of the European Union had to transpose this Directive into national law, which resulted in Member States adapting it to their own regulatory framework.

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

Applicable provisions: French Act No. 2012-300 of March 5, 2012, or the “Loi Jardé,” related to research involving the human person, and French Order No. 2016-800 of 16 June 2016 related to research involving the human person have adapted French law to the new provisions of Regulation No. 536/2014. Article L. 1121-4 and L. 1123-8 PHC currently in force (as amended by Law 2004-806, Law 2012-300 Order 2016-800), establishes a system of prior authorization for interventional clinical trials only. This authorization is granted by the French Medicines Agency, or ANSM. The conduct of all clinical trials (interventional or not) also requires a favorable opinion of the competent Ethics Committee (Comité de protection des personnes – CPP).

Ethics Committee assessment: Under Article L. 1123-7 of the PHC, the competent Ethics Committee—selected randomly by drawing lots under Article L. 1123-6 of the PHC—shall notably assess whether the conditions in which the trial will be conducted are valid. This assessment should be based on whether: adequate protection is offered to individuals, in particular to participants; adequate information is provided to the participants and appropriate procedure is in place to obtain their informed consent; the project is relevant; the benefits/risks assessment is satisfactory; the objectives of the trial are adequate to the means implemented; the qualification of the investigator(s) is satisfactory; the conditions and amount of patients’ remuneration is compliant; and the method for recruiting participants is adequate.

ANSM authorization: The ANSM, after submission of the complete file containing not only information on the clinical protocol, but also specific product data and its quality control, as well as results of preclinical studies, may inform the sponsor that it objects to the implementation of the research. The sponsor can then modify the contents of its research project and submit this amended or supplemented request to the ANSM. If the sponsor does not alter the content of its request, the request is considered rejected. Under Article R. 1123-38 of the PHC, the time limit for the examination of a request for authorization cannot exceed 60 days from the receipt of the complete file. Under Article L. 1123-11 of the PHC, in the event of risk to public health or if the ANSM considers that the conditions in which the research is implemented no longer correspond to the conditions indicated in the request for authorization or does not comply with the provisions of the Public Health Code, it may at any time request changes to procedures for the realization of research, and suspend or ban this research.

The decision of the ANSM of November 24, 2006 sets the rules for Good Clinical Practice, or GCPs, for clinical trials on medicines for human use as referred to in Article L. 1121-3 of the PHC. GCPs aim to ensure both the reliability of data arising from clinical trials and the protection of the persons participating in these clinical trials. GCPs apply to all clinical trials, including pharmacokinetics, bioavailability and bioequivalence studies in healthy volunteers as well as Phase 2 to Phase 4 clinical trials.

Depending of the type of personal data processing carried out during clinical trials and the nature of such trials, it might be necessary to carry out formalities by the French Data Protection Authority, or the CNIL. The sponsor of the trial might have to file with the CNIL a compliance undertaking with one of CNIL's reference methodologies through a simplified notification procedure or file for a request of authorization. Patients then always shall have a right to access and correct their personal data, and to object to their processing/withdraw their consent, require their deletion or a limitation of the processing pursuant to the GDPR.

The main French legislative and regulatory texts relating to the conduct of clinical trials are as follows (which are mainly codified in the French Public Health Code (Articles L. 1121-1 to L. 1126-12 and Articles R. 1121-1 to R. 1125-26)):

•	Regulation No. 536/2014, of the European Parliament and of the Council of April 16, 2014 related to clinical trials of medicinal products for human use, which repealed Directive No. 2001/20/EC;
•	Decree No. 2017/884 of May 9, 2017 modifying regulatory provisions related to research involving human subjects;
•	Decree No. 2016-1538 of November 16, 2016 on the Unique Agreement for the implementation of commercial clinical trials involving human beings in health care institutions;
•	Decree No. 2016-1537 of November 16, 2016 related to research involving human beings;
•	Order No. 2016-800 of June 16, 2016 related to research involving human beings;
•	Loi Jardé, Law No. 2012-300 of March 5, 2012, related to biomedical research involving human subjects;
•	Law 2004-806 of August 9, 2004 related to the public health policy;
•	Decision of December 29, 2015 establishing the rules of Good Manufacturing Practice;
•	Law 78-17 of January 6, 1978, as amended, on data protection and its implementing decrees;
•	Law 2002-303 of March 4, 2002 and its implementing decrees regarding patient’s rights and the quality of the healthcare system;
•

Deliberation No. 2018-153 of May 3, 2018 approving a reference methodology relating to the processing of personal data implemented in the context of research in the field of health with the consent of the person concerned (MR -001);

•	Decision No. 2016-262 of July 21, 2016 concerning the standard methodology for the processing of personal data carried out within the context of clinical trials (standard methodology MR-001);
•

Deliberation No. 2015-256 of July 16, 2015 approving a reference methodology relating to the processing of personal data implemented in the context of non-interventional performance studies on in vitro diagnostic medical devices (MR- 002);

•

Decision No. 2016-263 of July 21, 2016 concerning the approval of a standard methodology for processing personal data in the context of research in the field of health, which does not require the express consent of the person involved (methodology MR-003);

•

Deliberation No 2018-154 of May 3, 2018 approving the reference methodology relating to the processing of personal data implemented in the context of research in the field of health that does not require the collection of the consent of the person concerned (MR-003);

•

Deliberation No 2018-155 of May 3, 2018 approving the reference methodology relating to the processing of personal data implemented in the framework of research not involving the human person, studies and evaluations in the field of health (MR-004);

•

Deliberation No. 2018-256 of June 7, 2018 approving a reference methodology relating to data processing requiring access by health institutions and federations to PMSI data and centralized emergency passage summaries (ERs) and made available on the secure platform of the ATIH (MR-005);

•

Deliberation No. 2018-257 of June 7, 2018 approving a reference methodology relating to the processing of data requiring access on behalf of persons producing or marketing products mentioned in II of Article L. 5311-1 of the public health code to centralized PMSI data and made available by ATIH through a secure solution (MR-006);

•	Law 2011-2012 of December 29, 2011 strengthening the safety of medicines and health products;
•	Law 2000-230 of March 13, 2000, Decree 2001-272 of March 30, 2001 as amended, and Decree 2002-535 of April 18, 2002, relating to electronic signatures;
•	Decree No. 2016-1871 of December 28, 2016 concerning the processing of personal data on the new “National Health Data System” of France;
•	Decision of November 24, 2006 establishing the rules for Good Clinical Practice;
•	Law of January 6, 1978 on Information Technology, Data Files and Civil Liberties as amended; and
•

Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

Protection of Clinical Trial Subjects

Under French law (Article L. 1121-2 PHC), a clinical trial may be undertaken only if (i) it is based on the latest stage of scientific knowledge and on sufficient preclinical testing, (ii) the foreseeable risk incurred by the subjects is outweighed by the benefit expected for these persons or the interest of the research, (iii) it aims at expanding scientific knowledge and the means possible to improve the human condition and (iv) the research was designed to reduce the pain, inconveniences, fear and other predictable inconvenience connected to the disease or to the research, by taking into account in particular the degree of maturity of minors and the capacity of understanding of adults unable to express an informed consent. All these conditions must be fulfilled in order to start a clinical trial.

A clinical trial (Article L. 1121-3 PHC) may be undertaken under the following technical conditions: (a) under the direction and the supervision of a qualified physician and (b) under adapted material and technical conditions, compatible with the rigorous imperatives of science and the safety of the clinical trial subjects.

Two documents must be provided to clinical trial subjects before the conduct of the trial. First, the patient must receive a patient information sheet which must contain in particular a description of the objective, the methodology and the time period of the research, as well as a description of the alternative treatments, the number of subjects expected to take part in the study, the anticipated benefits, the constraints and the foreseeable risks resulting from the administration of the products that are the object of the clinical trials but also the favorable opinion of the ethics committee and the authorization of the ANSM, and information on processing of personal data. The information communicated must be summarized in a written document delivered to the patient prior to any administration of products by the investigator or a physician (Article L. 1122-1 PHC).

Second, the patient must confirm his or her agreement to participate in the clinical study by signing an informed consent form (Article L. 1122-1-1 PHC). For each study, patient information must include a right to refuse to participate and to withdraw consent at any time and by any means without further consequences or prejudice. A clinical trial on a minor may be undertaken only if, in particular, the informed consent of the parents or legal representative has been obtained. Furthermore, a clinical trial on adults under guardianship requires the informed consent of the adult’s legal representative.

Responsibility of the sponsor and insurance obligation of the sponsor

The sponsor shall indemnify the subject of the trial in case of damage arising as a consequence of the research, unless he proves that the damage does not result from his fault or the fault of any other person intervening in the trial (Article L.1121-10 PHC). The sponsor must have an insurance covering its civil liability and the liability of any person intervening in the research, for any damage arising from the trial for a minimum of 10 years as of the end of the trial (Article L.1121-10 PHC).

France: Post-marketing requirements

Any pharmaceutical product distributed in France will be subject to pervasive and continuing regulation by the ANSM, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing updated safety and efficacy information, distribution requirements, complying with promotion and advertising requirements. French law strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities.

Failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible administrative or criminal sanctions.

France: Declaration of Financial Interests

“Transparency” or “French Sunshine Act”: The French Public Health Code (PHC) contains certain provisions regarding transparency of fees and rewards received by some healthcare professionals from industries, i.e. companies manufacturing or marketing health products, resulting from an Act No. 2011-2012 of December 29, 2011, amended by an Act No. 2016-41 of 26 January 2016, and corresponding implementing decrees. It results from these provisions (Article L.1453-1 and D. 1453-1 and seq. PHC) that companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France shall publicly disclose (on a specific public website available at: https://www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to 10 euros or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.).

“Anti-gift”: The French Public Health Code also contains “anti-gift” provisions setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or rewards are lawful. The provisions resulting from an Act No. 2011-2012 were amended by an Order No. 2017-49 of January 19, 2017 which notably extended their application to a broader range of legal and physical persons, specified the scope of the operations excluded from the prohibition and those authorized under some conditions, and provided for a new authorization process. The changes of the “anti-gift” rules were aimed to enter into force on a date provided by decree or, at the latest, on July 1, 2018. In the absence of implementing texts to date, the new provisions (Articles L. 1453-3 to L. 1453-12 PHC) entered into force on July 1, 2018. The implementing texts are still missing. In the meantime, since the former implementing provisions (article R. 4113-104 and seq. PHC) have not been abrogated they remain applicable to the extent that they are accurate and not in contradiction with the new enacted rules. Some of the new legal provisions can already be applied without awaiting the new implementing provisions.

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

For example, the ACA has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace ACA will impact ACA.

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

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019. On January 31, 2019, the HHS Office of Inspector General, proposed modifications to the U.S. federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. While some of these and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

•

the U.S. federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government through civil whistleblower or qui tam actions, prohibits individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

•

HIPAA, which created additional federal, civil and criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services;

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

•

HIPAA, as amended by HITECH, and their implementing regulations, which imposes certain requirements on covered entities, and their business associates that perform functions or activities that involve individually identifiable health information on their behalf, relating to the privacy, security and transmission of individually identifiable health information; and

•

State and/or foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, for example, significant administrative, civil, and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant administrative, civil, and criminal sanctions, including exclusions from government funded healthcare programs.

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at 60 Avenue Rockefeller, 69008 Lyon, France. We lease office and laboratory space, which together consist of approximately 1,800 square meters, in Lyon, France. The lease for this facility expires in June 2024, and we have the ability to terminate the lease early in either June 2019 or June 2021. We have entered into another lease in Lyon for additional offices and laboratory space, which together will consist of approximately 3,000 square meters. This new facility is under construction and we anticipate taking occupancy in August 2019. The lease for this facility expires in June 2029, and we will have the ability to terminate the lease either in June 2025 or June 2028. We believe our current leased space is sufficient to meet our current needs in Europe.

In February 2016, we opened our U.S. office in Cambridge, Massachusetts. We currently lease 6,289 square feet of office space in Cambridge, Massachusetts under a lease that expires in June 2029. In 2018, we entered into a lease for 34,000 square feet of manufacturing and office space in Princeton, New Jersey, which will expire in December 2028. We believe our current leased space is sufficient to meet our current needs in the United States.

In addition, we have an agreement with the American Red Cross that provides us with a production facility in Philadelphia, Pennsylvania.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, a novel technology to encapsulate drug substances inside red blood cells, we are developing a pipeline of product candidates to address markets with high unmet medical need.

Our primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival. Our lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 clinical development for the treatment of triple-negative breast cancer. Our next product candidate erymethionase, which consists of methionine-gamma-lyase encapsulated in red blood cells to target methionine-dependent cancers, is in preparations to enter Phase 1 clinical development based on promising clinical results.

We are also exploring the use of our ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme therapies (ERYZYME).

We produce product candidates at our GMP-approved manufacturing site in Lyon, France, and at the American Red Cross in Philadelphia, Pennsylvania in the United States. A large-scale GMP manufacturing facility is under construction in Princeton, New Jersey, in the United States.

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

Since our inception in 2004, we have incurred significant operating losses. Our net loss was €21.9 million, €33.5 million and €38.2 million for the years ended December 31, 2016, 2017 and 2018, respectively. We had a consolidated accumulated deficit of €137.7 million as of December 31, 2018, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and advance our clinical development programs in Europe and the United States. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone payments, if any, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	initiate and conduct our ongoing and planned clinical trials of eryaspase in Europe and in the United States;
•	continue the research and development of our other product candidates, including planned and future clinical trials;
•	seek to discover and develop additional product candidates;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	scale-up our manufacturing capabilities to support the launch of additional clinical studies and the commercialization of our product candidates, if approved;
•	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved;
•	maintain, expand and protect our intellectual property portfolio;
•	hire additional clinical, medical, regulatory, quality control and scientific personnel; and
•

add operational, financial and management information systems and personnel, including personnel to support our product development, manufacturing and commercialization efforts and our operations as a public company listed in the United States.

Until such time that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through our existing cash and cash equivalents. If we are unable to obtain required marketing approvals and generate revenue from product sales, we will need to raise additional capital through the issuance of our shares, through other equity or debt financings or through collaborations or partnerships with other companies. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant rights to third parties to develop or market product candidates that we would otherwise prefer to develop and market ourselves.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, statutory consolidated financial statements were prepared in accordance with IFRS, as adopted by the European Union for the years ended December 31, 2016, 2017 and 2018 and were approved and authorized for issuance by our board of directors on March 1, 2017,  March 9, 2018 and March 8, 2019, respectively.

The consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018 included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on March 8, 2019.

Financial Operations Overview

Operating Income

Our operating income consists of other income.

Revenues

To date, we have not generated any revenue from the sale of products. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize eryaspase and our other product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Other Income

Our other income consists of research tax credits, grants from BPI France for our preclinical research programs in 2016 and reimbursements from Orphan Europe for some of the internal costs we incur under our distribution agreement with them.

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

We will request the reimbursement of the CIR receivable under the community tax rules for small and medium firms in compliance with the current regulations.

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

We account for non-refundable subsidies as other income ratably over the duration of the funded project. Funds are recognized in other income in our consolidated statement of income (loss) for the fiscal year in which the financed expenses were recorded. Through December 31, 2018, we have received €2,738 thousand in nonrefundable subsidies, mainly from BPI France. For the year ended December 31, 2016, we recorded €463 thousand as other income in the consolidated statement of income (loss) based on research and development expenses incurred for the period. We had no similar income for the years ended December 31, 2017 and 2018.

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

Reimbursements from Orphan Europe

Under our distribution agreement with Orphan Europe, we are reimbursed by Orphan Europe for some of our internal clinical costs, such as personnel costs associated with the management of clinical trials, or personnel involved in the production of batches necessary for our clinical trial of eryaspase for AML patients and for the NOPHO clinical trial. These invoiced internal costs are classified as “other income” in our consolidated statement of income and amounted to €327 thousand, €178 thousand and €72 thousand for the years ended December 31, 2016, 2017 and 2018, respectively.

Operating Expenses

Our operating expenses consist primarily of research and development activities and general and administrative costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expenses consist primarily of:

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

Since 2015, our research and development efforts have been related primarily to our completed and ongoing clinical trials of eryaspase for the treatment of pancreatic cancer, ALL and AML. In June 2018, we ceased the development program for eryaspase in ALL and are focusing our development efforts on eryaspase for the treatment of selected solid tumors. The resources that became available as a result of this strategic decision were allocated to what we estimate is a significantly larger unmet medical need and market opportunity for the potential treatment of solid tumors, including pancreatic cancer and TNBC. This decision did not have a significant impact on our consolidated financial statements.

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

We cannot determine with certainty the duration or costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing, as well as any additional, non-clinical studies, clinical trials and other research and development activities;
•	clinical trial and early-stage results;
•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for eryaspase or any other product candidate that we may develop in the future.

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

Under our  license and distribution agreement with Orphan Europe related to the development of eryaspase for the treatment of AML, we re-invoiced, with no margin, some of the clinical costs that we incurred from external providers. In application of IAS 18 Revenue in 2016 and 2017 and IFRS 15 Revenue from contracts with customers in 2018, we considered that, within the context of our agreement with Orphan Europe, we acted as agent regarding these re-invoiced external costs, as:

We did not have primary responsibility for provision of the goods or services, and the majority of services were provided by third parties. Costs of CROs were the most significant external costs, and such costs were directly invoiced to Orphan Europe. We were directly invoiced only for secondary services.

We did not bear any inventory risk.

We had no capacity to determine prices, as all of the external costs were re-invoiced for the exact amount of the initial invoice, with no margin, and we were not affected by any price changes applied by the suppliers.

We bore a credit risk that we did not consider to be significant.

Consequently, the re-invoicing of these external costs to Orphan Europe was presented as a decrease in corresponding research and development expenses incurred by us.

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

Financial Income (Expense)

Financial income (expense) relates primarily to interest and other expense for loans and other financial debts, including leases, offset by income received from cash and cash equivalents, as well as foreign exchange gains and losses related to exchange rate differences on cash held in U.S. dollars as of December 31, 2018 and our purchases of services in U.S. dollars.

Our cash and cash equivalents have been deposited primarily in cash accounts, money market funds and term deposit accounts with short maturities and therefore generate only a modest amount of interest income. We expect to continue this investment philosophy in the future.

A. Operating Results

Comparison of the Years Ended December 31, 2017 and 2018

Operating Income

We generated operating income of €3,364 thousand in 2017 and €4,447 thousand in 2018, an increase of 32.2%. The components of our operating income are set forth in the table below. Other income was primarily generated by the CIR and re-invoicing of clinical trials co-financed by Orphan Europe.

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)
Revenues	—	—
Other income
Research Tax Credit	3,187	4,375
Subsidies	—	—
Other income	178	72
Total operating income	3,364	4,447

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized as operating income.

The CIR recognized for each of the years ended December 31, 2017 and 2018 is expected to be received in cash in 2019.

Other income totaled €178 thousand and €72 thousand in 2017 and 2018, respectively. These amounts represent the sum of internal costs incurred by us within the context of the AML and the NOPHO studies, which were re-invoiced to Orphan Europe.

Research and Development Expenses

In 2018, our research and development expenses increased from €25,463 thousand to €33,467 thousand, an increase of 31.4% compared to 2017.

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

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)		% CHANGE
ERYASPASE / GRASPA	10,264	12,883	26%
TEDAC (ERYMETHIONASE / ERYMINASE)	2,378	2,472	4%
ERYMMUNE	146	389	167%
ERYZYME	99	256	158%
Total direct research and development expenses	12,887	16,000	24%
Consumables	663	938	42%
Rental and maintenance	628	793	26%
Services, subcontracting and consulting fees	3,028	4,532	50%
Personnel expenses (1)	7,916	10,914	38%
Depreciation and amortization expense	81	233	187%
Other	259	58	-77%
Total indirect research and development expenses	12,575	17,468	39%
Total research and development expenses (2)	25,463	33,468	31%

(1)	Includes €833 thousand and €1,158 thousand related to share-based compensation expense for 2017 and 2018, respectively.
(2)	Of which €19,476 thousand and €23,965 thousand are related to clinical studies for 2017 and 2018, respectively.

The increase of research and development expenses of €8,004 thousand from 2017 to 2018 was mainly due to:

•

A €2,619 thousand increase in costs related to eryaspase due to our decision to cease development programs related to ALL and to shift our focus to solid tumors. The Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer, which we refer to as the TRYbeCA1 trial, began in September 2018; and

•

A €2,998 thousand increase in personnel expenses, mainly related to the increased headcount of our research and development workforce, especially in pharmaceutical operations and preclinical departments. This increase was linked to our ongoing preclinical and clinical trials and particularly, the launch of the TRYbeCA1 trial in September 2018. The average number of full-time employees, or FTEs, allocated to our research and development workforce was 71 in 2017 and 99 in 2018.

General and Administrative Expenses

In 2018, our general and administrative expenses increased from €8,791 thousand to €14,600 thousand, an increase of 66% compared to 2017.

Our general and administrative expenses are broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)		% CHANGE
Consumables	148	33	-78%
Rental and maintenance	894	1,584	77%
Services, subcontracting, and consulting fees	2,867	5,409	89%
Personnel expenses (1)	3,688	5,925	61%
Depreciation and amortization expense	266	529	99%
Other (2)	927	1,122	21%
Total general and administrative expenses	8,791	14,600	66%

(1)	Includes €936 thousand and €849 thousand related to share-based compensation expense for 2017 and 2018, respectively.
(2)	Includes €300 thousand and €442 thousand related to share-based compensation expense (warrants allocated to directors) for 2017 and 2018, respectively.

The increase of general and administrative expenses of €5,809 thousand from 2017 to 2018 was mainly due to:

•

A €2,237 thousand increase in personnel expenses, mainly related to the increase of the average number of FTEs. The average number of FTEs allocated to our general and administrative workforce was 25 in 2017 and 39 in 2018; and

•	A €2,542 thousand increase in service and consulting fees, mainly related to an increase of legal and internal control fees as a result of our status as a U.S. public company since November 2017.

Financial Income (Loss)

Our financial income resulted in a profit of €5,399 thousand in 2018, as compared to a loss of €2,644 thousand in 2017 and is broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)
Financial expenses	(3,183)	(29)
Financial income	539	5,427
Net financial income (loss)	(2,644)	5,399

The financial income (loss) related mainly to:

•	foreign currency exchange gains and losses:
o	In 2017, we recognized a loss of €3,026 thousand (of which €3,159 was generated by the conversion into euros of our U.S. dollar bank accounts); and
o

In 2018, we recognized a foreign currency gain of €3,993 thousand (of which €3,981 thousand was generated by the conversion into euros of our U.S. dollar bank account) and a gain on cross-currency swap transaction of €1,254 thousand; and

•	interest income from short-term deposits (€539 thousand in 2017 and €163 thousand in 2018).

Comparison of the Years Ended December 31, 2016 and 2017

Operating Income

We generated operating income of €4,138 thousand in 2016 and €3,364 thousand in 2017, a decrease of 18.7%. The components of our operating income are set forth in the table below. Other income was primarily generated by the CIR, subsidies received from BPI France for our research projects and re-invoicing of clinical trials co-financed by Orphan Europe.

	FOR THE YEAR ENDED DECEMBER 31,
	2016	2017
	(in thousands of €)
Revenues	—	—
Other income
Research Tax Credit	3,347	3,187
Subsidies	463	0
Other income	327	178
Total operating income	4,138	3,364

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized as operating income.

Grants recorded in operating income represents non-reimbursable subsidies. The amounts recorded in 2016 related to grants associated with the preclinical research programs in partnership with BPI France. In the context of this research program, no subsidy was recorded in 2017.

Other income totaled €327 thousand and €178 thousand in 2016 and 2017, respectively. These amounts represent the sum of internal costs incurred by us within the context of the AML and the NOPHO studies, which were re-invoiced to Orphan Europe.

Research and Development Expenses

In 2017, our research and development expenses increased from €19,720 thousand to €25,463 thousand, an increase of 29.0% compared to 2016. While most of our research and development expenses related to completed and ongoing clinical trials of eryaspase, we also incurred preclinical costs in connection with the discovery of additional enzymes beyond L-asparaginase for development as potential therapies to treat cancers. This research program, known as TEDAC, has resulted in the identification of our early-stage product candidate, erymethionase.

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

	FOR THE YEAR ENDED DECEMBER 31,
	2016	2017
	(in thousands of €)		% CHANGE
ERYASPASE / GRASPA	5,636	10,264	82%
TEDAC (ERYMETHIONASE / ERYMINASE)	3,120	2,378	-24%
ERYMMUNE	139	146	5%
ERYZYME	15	99	560%
Total direct research and development expenses	8,910	12,887	45%
Consumables	2,071	663	-68%
Rental and maintenance	645	628	-3%
Services, subcontracting and consulting fees	2,499	3,028	21%
Personnel expenses (1)	5,282	7,916	50%
Depreciation and amortization expense	277	81	-71%
Other	35	259	640%
Total indirect research and development expenses	10,810	12,575	16%
Total research and development expenses (2)	19,720	25,463	29%

(1)	Includes €688 thousand and €833 thousand related to share-based compensation expense for 2016 and 2017, respectively.
(2)	Of which €14,397 thousand and €19,476 thousand are related to clinical studies for 2016 and 2017, respectively.

The increase in research and development expenditures from 2016 to 2017 was primarily the result of a €4,628 thousand increase in costs related to eryaspase due to the additional work performed as requested by the EMA prior to our resubmission of the MAA for eryaspase in October 2017. Personnel expenses increased from €5,282 thousand in 2016 to €7,916 thousand in 2017. The increase of €2,634 thousand was mainly due to increased wages of research and development personnel as we increased headcount in connection with our ongoing and planned clinical trials. Services, subcontracting and consulting fees, including third-party fees and other service provider fees for our manufacturing and clinical trials, also increased to €3,028 in 2017, reflecting an increase of €529 thousand as compared to 2016. This increase was primarily related to additional activities in connection with our resubmitted MAA and expenses related to our pancreatic clinical trial. We also experienced a €1,408 thousand decrease in consumables costs, which was primarily the result of a decrease in production of GMP batches for use in pre-clinical development.

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

Our general and administrative expenses are broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2016	2017
	(in thousands of €)		% CHANGE
Consumables	66	148	124%
Rental and maintenance	511	894	75%
Services, subcontracting, and consulting fees	2,793	2,867	3%
Personnel expenses (1)	2,713	3,688	36%
Depreciation and amortization expense	148	266	80%
Other (2)	577	927	61%
Total general and administrative expenses	6,808	8,791	29%

(1)	Includes €490 thousand and €936 thousand related to share-based compensation expense for 2016 and 2017, respectively.
(2)	Includes €37 thousand and €300 thousand related to share-based compensation expense (warrants allocated to directors) for 2016 and 2017, respectively.

The increase in general and administrative expenses in 2017 by €1,983 thousand was due to:

•	an increase in personnel expenses in the amount of €975 thousand;
•	an increase of rental and maintenance costs in the amount of €383 thousand, primarily related to our new leased office space in Lyon, fixtures and fittings, as well as IT service costs; and
•	an increase in “other” costs related to share-based compensation expense in the amount of €325 thousand to warrants allocated to directors and board fees.

Financial Income (Loss)

Our financial income resulted in a loss of €2,644 thousand in 2017, as compared to a loss of €488 thousand in 2016 and is broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2016	2017
	(in thousands of €)
Financial expense	(70)	(3,183)
Financial income	558	539
Net financial income (loss)	488	(2,644)

Net financial income (loss) consisted primarily of:

•	interest earned on interest-bearing accounts (€558 thousand and €539 thousand for the years ended December 31, 2016 and 2017, respectively); and
•	foreign exchange gains and losses related to purchases of services in U.S. dollars and funds held in our bank account in U.S. dollars (loss of €3,026 thousand in 2017).

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

Share-Based Compensation

We have five share-based compensation plans for employees and non-employees, the 2012 Plan, the 2014 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan.

As of December 31, 2018, we have granted share-based compensation under these plans to certain employees as well as to members of our board of directors in the form of free shares (Actions gratuites, or AGA), stock options, or SOs, share warrants (Bons de Souscription d’Actions, or BSA) and founder’s share warrants (Bons de Souscription de Parts de Créateur d’Entreprise, or BSPCE) with the following exercise prices and on each of the grant dates reflected below.

AWARDS	GRANT DATE	NUMBER OF AWARDS GRANTED	EXERCISE PRICE PER SHARE	ORDINARY SHARE FAIR MARKET VALUE PER SHARE AT GRANT DATE
BSA 2012	May 31, 2012	2,027	€7.362	—
BSPCE 2012	May 31,2012	7,434	€7.362	—
BSA 2012	August 3, 2012	1,539	€7.362	—
BSA 2012	July 18, 2013	459	€7.362	€10.27
BSPCE 2012	July 18, 2013	13,177	€7.362	€10.27
BSPCE 2014	January 22, 2014	12,000	€12.250	€12.77
BSA 2012	July 17, 2014	1,000	€7.362	€14.90
BSPCE 2012	July 17, 2014	13,176	€7.362	€14.90
BSA 2012	April 29, 2015	2,150	€7.362	€31.19
BSPCE 2014	June 23, 2015	2,500	€12.250	€32.75
BSA 2014	June 23, 2015	3,000	€12.250	€32.75
BSA 2012	August 31, 2015	3,585	€7.362	€37.52
BSPCE 2014	May 6, 2016	5,000	€12.250	€24.75
AGA 2016	October 3, 2016	111,261	—	€18.52
SOP 2016	October 3, 2016	44,499	€18.520	€18.52
BSA 2016	October 3, 2016	45,000	€18.520	€18.52
AGA 2016	January 8, 2017	15,000	—	€13.60
BSA 2016	January 8, 2017	15,000	€13.60	€13.60
SOP 2016	January 8, 2017	3,000	€15.65	€15.65
AGA 2016	June 27, 2017	8,652	—	€26.47
SOP 2016	June 27, 2017	18,000	€26.47	€26.47
AGA 2017	June 27, 2017	74,475	—	€26.47
SOP 2017	June 27, 2017	22,200	€26.47	€26.47
BSA 2017	June 27, 2017	55,000	€26.47	€26.47
AGA 2016	October 3, 2017	16,650	—	€24.48
SOP 2016	October 3, 2017	30,000	€23.59	€23.59
AGA 2016	January 7, 2018	40,500	€20.12	€—
AGA 2017	January 7, 2018	113,940	€20.12	€—
SOP 2017	January 7, 2018	97,203	€18.00	€—
BSA 2017	January 7, 2018	40,500	€18.00	€—
SOP 2018	September 07, 2018	24,000	€9.26	€—

The share-based compensation granted under the 2016 Plan, 2017 Plan and 2018 Plan by our board of directors at meetings or by decisions made by our Chief Executive Officer and Chairman, as applicable, dated October 3, 2016, January 8, 2017, June 27, 2017, October 3, 2017, January 7, 2018 and September 7, 2018 was valued using Monte Carlo, Black-Scholes and Cox-Ross-Rubinstein methods. Assumptions were updated at the grant date.

Following the resignation of our former Chief Scientific Officer in January 2016, 1,000 BSPCE2014 of the 3,000 BSPCE2014 initially allocated on January 22, 2014 will not be granted.

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on October 3, 2017 that 1,017 AGA 2016 shares allocated on October 3, 2016 would not be granted to these employees and would be forfeited.

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on June 27, 2018 that the following awards would not be granted to these terminated employees and would be forfeited: (i) 7,238 AGA 2016 shares allocated on October 3, 2016; (ii) 750 AGA 2016 shares allocated on October 3, 2017; (iii) 1,302 AGA 2016 shares allocated on June 27, 2017; (iv) 3,975 AGA 2017 shares allocated on June 27, 2017; (v) 5,400 AGA 2017 shares allocated on January 7, 2018; (vi) 12,000 SOP 2016 options allocated on October 3, 2016; (vii) 3,000 SOP 2016 options allocated on January 8, 2017; (viii) 3,000 SOP 2016 options allocated on October 3, 2017; (ix) 6,000 SOP 2017 options allocated on June 27, 2017; and (x) 12,150 SOP 2017 options allocated on January 7, 2018.

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on October 3, 2018 that the following awards would not be granted to these terminated employees and would be forfeited: (i) 1,500 AGA 2016 shares allocated on October 3, 2016; (ii) 750 AGA 2017 shares allocated on June 27, 2017; (iii) 1,350 AGA 2017 shares allocated on January 7, 2018; and (iv) 1,500 SOP 2016 options allocated on October 3, 2016.

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

Expected Volatility. We use the historical volatility of the Next Biotech index observed on Euronext Paris for the 2014 Plan and the historical volatility of our ordinary shares on Euronext Paris for the 2016 Plan, the 2017 Plan and the 2018 Plan.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

Allocation date	May 2016	October 2016	January 2017	June 2017	October 2017	January 2018	September 2018
Volatility	21.25% - 22.27%	45.00%	48.00%	48.00%	48.00%	43.94%	41.59%
Risk free interest rate	(0.18)% - (0.11)%	0%	0%	0%	0%	0%	0%
Expected life (in years)	5 - 5.51	3	3	3	3	5.5 - 6.5	6 - 6.5
Dividend yield	0%	0%	0%	0%	0%	0%	0%

For the years ended December 31, 2016, 2017 and 2018, we recorded share-based compensation expense of €1,178 thousand, €1,769 thousand and €2,449 thousand, respectively.

New Accounting Standards

In January 2016, the IASB issued a new accounting standard, IFRS 16 Leases, or IFRS 16. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 requires all leases to be recognized on the lessee’s balance sheet, in the form of an asset (representing the right to use the rented asset during the duration of the contract) and of a liability (corresponding to the future lease payments).

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. This standard allows companies to apply two transition methods: full retrospective or modified retrospective. We plan to apply the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date (January 1, 2019). Consequently, IFRS 16 will not apply to comparative periods presented in our financial statements.

The expected impact of the adoption of IFRS 16 relates primarily to our balance sheet, resulting from the initial recognition of lease liabilities and corresponding right to use assets for our existing operating leases. For additional information, see Note 3 to our consolidated financial statements.

B. Liquidity and Capital Resources

We have financed our operations since our inception through several rounds of public and private financings. Through 2012, we raised an aggregate of €17.7 million from the issuance of ordinary and preference shares and an additional €9.0 million from the issuance of convertible bonds. In 2013, we issued ordinary shares in our initial public offering on Euronext Paris, raising net proceeds of €14.7 million and in 2014, we issued additional ordinary shares, raising net proceeds of €28.4 million. In 2015, we raised €23.5 million of net proceeds through the issuance of ordinary shares in our December 2015 offering. In December 2016, we raised an additional €9.2 million of net proceeds through the issuance of ordinary shares. In April 2017, we raised an additional €65.2 million of net proceeds through the issuance of ordinary shares. In November 2017, we completed a global offering of an aggregate of 6,180,137 ordinary shares, including the full exercise of the underwriters’ options to purchase additional shares, for net proceeds of €112.1 million ($130.4 million). The global offering consisted of a U.S. initial public offering of American Depositary Shares and a concurrent private placement of ordinary shares in Europe and other countries outside of the United States and Canada.

We have also financed our operations through:

•	an aggregate amount of €2.7 million in non-refundable grants from BPI France and €2.0 million in conditional advances received from BPI France since our inception in 2004 through December 31, 2018.
•

research tax credits since our inception in 2014. The research tax credit recognized for the years ended December 31, 2016, 2017 and 2018 amounted to €10.9 million, of which €3.3 million are received as of the date of this Annual Report. The remaining balance is expected to be received in 2019.

•	an unsecured bank loan with Société Générale subscribed in 2016 for a total amount of €1.9 million. The outstanding amount drawn at December 31, 2018 was €0.8 million.

Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2016, 2017 and 2018.

	December 31,
	2016	2017	2018
	(in thousands of €)
Net cash flows used in operating activities	(17,614)	(24,702)	(39,270)
Net cash flows used in investing activities	(1,786)	(1,791)	(15,037)
Net cash flows from (used in) financing activities	11,393	177,545	(818)
Net currency exchange variation	19	(3,183)	3,981
Net increase (decrease) in cash and cash equivalents	(7,988)	147,869	(51,144)

Our net cash flows used in operating activities were €17,614 thousand, €24,702 thousand and €39,270 thousand for the years ended December 31, 2016, 2017 and 2018, respectively. From 2016 to 2018, our net cash flows used in operating activities increased due to our efforts in advancing our research and development programs in both preclinical and clinical research.

Our net cash flows used in investing activities were €1,786 thousand, €1,791 thousand and €15,037 thousand in the years ended December 31, 2016, 2017 and 2018, respectively. The slight increase for 2017 mainly reflected fixtures and fittings acquired for our offices in Cambridge and Lyon together with our project to develop and optimize our second-generation production facility. Cash flows used in investing activities in 2018 related mainly to assets under construction as part of the establishment of a manufacturing facility in the United States (Princeton, New Jersey) and the expansion of the manufacturing capacity in France (Lyon) for €11.9 million and €1.2 million, respectively.

Our net cash flows from financing activities were €11.4 million in 2016, €177.5 million in 2017 and €(0.8) million in 2018.

The increase to €177.5 million in 2017 from €11.4 million in 2016 was primarily the result of our fundraising efforts in April 2017 and our underwritten global offering in November 2017, which included the issuance of ordinary shares and ADSs.

Cash flows used in financing activities in 2018 related mainly to the reimbursement of a portion of our outstanding loan with Société Générale.

Non-refundable Subsidies and Conditional Advances from BPI France

Since our inception in 2004 through December 31, 2018, we have received non-refundable subsidies from BPI France in the amount of €2.7 million in connection with our preclinical research programs.

Since our inception in 2004 through December 31, 2018, we have also received three conditional advances from BPI France in relation to the development of our encapsulation platform technology. These conditional advances are recorded under the “proceeds from borrowings” line item in our consolidated statements of cash flows. We recognize advances as current or non-current liabilities, as applicable, in the statement of financial position, based on the repayment schedule. During the year ended December 31, 2016, we repaid advances in the amount of €508 thousand. No similar advances were repaid for the years ended December 31, 2017 and 2018.

The TEDAC research program, which is funded by non-refundable subsidies and conditional advances from BPI, will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide BPI France with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances and non-refundable subsidies, each award being made to help fund a specific development milestone. The total amount of the subsidies to be granted is €2,058 thousand, of which we have received an aggregate amount of €1,455 thousand through December 31, 2018. The total amount of conditional advances to be granted is €4,895 thousand, of which we have received an aggregate amount of €1,182 thousand through December 31, 2018.

The remaining milestones that we may achieve generally relate to development of product candidates such as erymethionase and eryminase under the TEDAC research program. If and to the extent that we earn these conditional advances, we will be obligated to make repayments based on the achievement of specified sales levels as well as a percentage of sales.

Operating Capital Requirements

We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through our existing cash and cash equivalents.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for eryaspase and any other current or future product candidates;
•	the number of potential new product candidates we identify and decide to develop;
•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•

the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

•

selling and marketing activities undertaken in connection with the anticipated commercialization of eryaspase and any other current or future product candidates, including other product candidates in preclinical development, together with the costs involved in the creation of an effective sales and marketing organization; and

•

the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any future potential collaboration agreements, from our ERYCAPS platform or relating to our other product candidates.

For more information as to the risks associated with our future funding needs, see the section entitled “Item 3.D—Risk Factors.”

Capital Expenditures

Our main capital expenditures in the years ended December 31, 2016, 2017 and 2018 were related primarily to the buildup of our fixed assets for our pharmaceutical manufacturing facilities and laboratories and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

Our non-current assets are broken down as follows:

	December 31,
	2016	2017	2018
	(in thousands of €)
Intangible assets	57	53	1,613
Property, plant and equipment	2,245	3,406	15,274
Other non-current financial assets	132	234	1,046
Total	2,434	3,693	17,933

For the year ended December 31, 2016:

•

we capitalized costs related to the new production facility in the amount of €830 thousand, which have been recognized as tangible assets in progress as of December 31, 2016 and fixtures, fittings and office equipment for our offices in Lyon, France and Cambridge, Massachusetts in the amount of €864 thousand; and

•	non-current financial assets related to deposits paid on bank collateral and operating leases for our premises.

For the year ended December 31, 2017:

•

we capitalized costs related to the new production facility in the amount of €868 thousand, which have been recognized as tangible assets in progress as of December 31, 2017, general equipment and computer equipment in the amount of €407 thousand and building improvements in the amount of €389 thousand; and

•	non-current financial assets related to deposits paid on bank collateral and operating leases for our premises in Lyon, France and in Cambridge, Massachusetts.

For the year ended December 31, 2018:

•	we recognized in intangible assets expenses incurred as part of a new production process in the amount of €1,596 thousand, which was recognized in assets in progress as of December 31, 2017.

•

we capitalized costs related to the establishment of a manufacturing facility in the United States (Princeton, New Jersey) in the amount of €11,873 thousand and the expansion of the manufacturing capacity in France (Lyon) in the amount of €1,194 thousand, which amounts were recognized in assets under construction as of December 31, 2018; and

•	non-current financial assets related mainly to deposits paid on bank collateral and operating leases in the amount of €446 thousand and advance payments to suppliers in the amount of €511 thousand.

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

The off-balance sheet commitments related to operating leases as of December 31, 2018 amounted to €8,268 thousand, of which €1,478 thousand is due within a year, €5,894 thousand between one and five years and the balance at more than five years. These commitments relate primarily to leases of buildings.

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about our material contractual obligations and the periods in which payments were due as of December 31, 2018. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
	(in thousands of €)
Bank loans*	738	62	—	—	799
Conditional advances*	—	—	—	1,181	1,181
Finance lease agreements	39	—	—	—	39
Pension and employee benefits	347	—	—	347	2,019
Operating lease agreements	1,478	3,544	2,351	896	—
Total	2,601	3,605	2,351	2,424	4,038

*	Potential interest payments not included.

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

G. Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information concerning our executive officers and directors as of March 29, 2019. Unless otherwise stated, the address for our executive officers and directors is 60 Avenue Rockefeller 69008 Lyon France.

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	57	Chief Executive Officer and Chairman of the Board
Eric Soyer	52	Chief Financial Officer and Chief Operating Officer
Jean-Sébastien Cleiftie (1)	45	Chief Business Officer
Iman El-Hariry, M.D., Ph.D. (1)	58	Chief Medical Officer
Alexander Scheer, Ph.D.	56	Chief Scientific Officer
Alex Dusek (1)	53	Vice President of Commercial Strategy
Jérôme Bailly, Pharm.D.	40	Vice President and Director of Pharmaceutical Operations and Qualified Person
Non-Employee Directors
Sven Andréasson (2)(3)(4)	66	Director
Philippe Archinard, Ph.D. (2)(3)(5)	59	Director
Allene Diaz (3)(5)	54	Director
Luc Dochez, Pharm.D. (2)(5)	44	Director
Martine Ortin George, M.D. (5)	70	Director
Hilde Windels (2)(6)	53	Director

(1)	Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.
(2)	Member of the audit committee.
(3)	Member of the remunerations and appointment committee.
(4)	As representative of Galenos SPRL, the legal entity that holds this board seat.
(5)	Member of the clinical strategy committee.
(6)	As representative of BVBA Hilde Windels, the legal entity that hold this board seat.

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

Eric Soyer has served as our Chief Financial Officer and Chief Operating Officer since September 2015 and as our Directeur Général Délégué, or Deputy General Manager, since January 2019. Prior to his appointment as our Chief Financial Officer, he served for eight years as Chief Financial Officer of EDAP TMS S.A., a French therapeutic ultrasound company. He also was Managing Director of the French affiliate of EDAP TMS from May 2012 to August 2015, and previously was EDAP TMS’s Executive Vice President of Finance, Human Resources and Administration from December 2006 to May 2012. From 2005 to 2006, he served as Chief Financial Officer for Medica, a company operating nursing homes and post-care clinics throughout France and Italy. From 1999 to 2005, he served in various positions of increasing responsibility for April Group, an insurance services company. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Mr. Soyer graduated from the ESC Clermont School of Management (France) and holds an M.B.A. from the University of Kansas and an Executive M.B.A. from the HEC Paris School of Management (France).

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

Alex Dusek has served as our Vice President of Commercial Strategy since June 2018. Prior to his appointment, Mr. Dusek served as Vice President of Commercial Strategy at Argos Therapeutics, a publicly traded immuno-oncology company. From 2010 to 2015, he served as the Global Brand Strategy Leader at Bayer HealthCare Pharmaceuticals. From 2007 to 2010, he served as the Senior Director of Marketing at United Therapeutics. Mr. Dusek earned a B.A. from the College of William and Mary, completed a post-baccalaureate pre-medical program at Columbia University, and received his M.B.A from the University of North Carolina, Kenan-Flagler School of Business.

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

Philippe Archinard, Ph.D. has served as a member of our board of directors since 2013 and was previously a member of our supervisory board from 2007 to May 2013. Dr. Archinard was appointed General Manager, Chief Executive Officer and director of Transgene S.A. in December 2004 and its chairman of the board of directors in June 2010. Prior to joining Transgene, he served as chief executive officer of Innogenetics N.V., from 2000 to December 2004. Dr. Archinard previously spent 15 years in various positions of increasing responsibility at bioMérieux, a multinational biotechnology company, including serving as chief executive officer of its U.S. subsidiary. He has served as a member of bioMérieux’s board of directors since 2005. Dr. Archinard is a chemical engineer, holds a Ph.D. in biochemistry from the University of Lyon (France), and completed Harvard Business School’s Program for Management Development (PMD).

Allene Diaz has served as a member of our board of directors since 2017. She currently serves as Senior Vice President, Global Commercial Development and Program Strategy at TESARO, Inc. (Waltham, Massachusetts, United States), a biopharmaceutical company, a position she has held since May 2015. Prior to joining TESARO, Ms. Diaz served as Senior Vice President, Managed Markets at EMD Serono, an affiliate of Merck KGaA, Darmstadt, Germany, from October 2013 to May 2015. Previously from June 2008 to October 2013, Ms. Diaz also held the positions of Senior Vice President, Head of Oncology Commercial, U.S. and Vice President, Oncology Marketing at EMD Serono, where she oversaw the commercial pre-launch efforts for EMD Serono’s oncology products. Ms. Diaz has held executive, management and/or line positions at other companies including Amylin Pharmaceuticals,

Cancervax Corporation, Biogen Idec, Pfizer Inc. and Parke-Davis Pharmaceuticals. Ms. Diaz received her B.Sc. from Florida State University. She has also attended executive education programs at the London School of Business and Finance, University of Michigan School of Business, China Europe International Business School (Shanghai, China), Stanford University School of Business and INSEAD (Fontainebleau, France).

Luc Dochez, Pharm.D. has served as a member of our board of directors since 2015. Mr. Dochez is currently a venture partner at DROIA N.V., a position he has held since October 2018. Prior to then, he served as Chief Executive Officer of Tusk Therapeutics Ltd., a private company focused on developing novel immuno-oncology products, from March 2015 until its acquisition by Roche in September 2018. Mr. Dochez has over 15 years of experience in the biotechnology industry. He served as the Chief Business Officer and Senior Vice President of Business Development of Prosensa Holding N.V., a biotechnology company, from November 2008 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. Before joining Prosensa, he served as Vice President of Business Development at TiGenix, Director Business Development at Methexis Genomics, and a consultant at Arthur D. Little. Mr. Dochez is a board member of Pharvaris BV, a Dutch company focused on rare diseases, as well as Bioncotech Therapeutics SL, a Spanish oncology company. He serves as an advisor to EverImmune S.A., a French microbiome company, and is an expert member of the Investment Committee of QBIC II, a Belgian seed investment fund. Mr. Dochez holds a Pharm.D. degree and a postgraduate degree in business economics from the University of Leuven (Belgium) and an M.B.A. degree from Vlerick Management School (Belgium).

Martine Ortin George, M.D. has served as a member of our board of directors since 2014. She has extensive experience in the United States in clinical research, medical affairs and regulatory issues, acquired in small and large companies specialized in oncology. She currently serves as principal and senior executive consultant-life sciences for Global Development Inc. Dr. George held the position of Vice President in charge of Global Medical Affairs for Oncology at Pfizer Inc., New York from 2010 to 2015. Previously, Dr. George held the positions of Senior Vice President and Chief Medical Officer at GPC Biotech, Princeton and Senior Vice President, Head of the Oncology Department at Johnson &Johnson, New Jersey. She is a qualified gynecologist and oncologist, trained in France and in Montreal. Dr. George began her career as Chief of Service at the Institut Gustave Roussy (France), was a visiting professor at the Memorial Sloan Kettering Cancer Center, New York, and then held positions of increasing responsibility at Lederle Laboratories (a predecessor company to Pfizer Inc.), Sandoz (now a division of Novartis AG) and Rhône-Poulenc Rorer (today part of Sanofi).

Hilde Windels (acting as legal representative of BVBA Hilde Windels) has served as a member of our board of directors since 2014 and has served as the representative of BVBA Hilde Windels, the legal entity that holds this seat, since 2017. She has over 20 years of experience in corporate finance, capital markets and strategic initiatives. She currently serves as an executive chairman of the board of directors and co-Chief Executive Officer of Mycartis NV, a private immune diagnostics company in Belgium and a spin-out of Biocartis Group NV. Ms. Windels initially joined Biocartis in August 2011 as its Chief Financial Officer, a position she held until September 2015 when she was appointed co-Chief Executive Officer, a position she held until early 2017, when she became interim Chief Executive Officer of Biocartis until September 2017. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. Ms. Windels also currently serves on the board of directors of Ablynx, MDx Health NV, Celyad NV and VIB in Belgium. Ms. Windels holds a Masters in Economics from the University of Leuven (Belgium).

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2018 was €3.2 million. The total amount set aside or accrued to provide pension, retirement or similar benefits for our executive officers was €99 thousand. We did not set aside any similar pension or retirement benefits for the benefit of our directors.

Director Compensation

At our combined general meetings of shareholders held on June 24, 2016, June 27, 2017 and June 28, 2018, shareholders set the total annual attendance fees (jetons de présence) to be distributed among non-employee directors at €240 thousand for 2016 and €280 thousand for 2017 and 2018. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2018. Gil Beyen, our Chief Executive Officer and Chairman of the Board, is a director but does not receive any additional compensation for his services as a director.

NAME	FEES EARNED (€)	WARRANTS (1) (€)	TOTAL (€)
Philippe Archinard	48,500	50,040	98,540
Allene Diaz	43,500	50,040	93,540
Luc Dochez	37,000	50,040	87,040
Galenos SPRL	38,500	50,040	88,540
Martine Ortin George	43,500	50,040	93,540
BVBA Hilde Windels	29,500	50,040	79,540

(1)

As required by SEC rules governing disclosures in this Annual Report, our equity grants (e.g., options, warrants or free shares) are required to be disclosed at their fair value on the date of grant and do not have any intrinsic value to their recipients if the strike price of the warrants is higher than the underlying share price. The assumptions we used in valuing these awards are described in Note 5.3 to our consolidated financial statements and do not necessarily correspond to the actual value recognized or that may be recognized by our directors. Any intrinsic value would only be recognized for tax purposes upon exercise of the equity grants and/or sale of the shares pursuant to applicable tax laws.

Executive Committee Compensation

Our executive committee consists of (i) our Chief Executive Officer, (ii) our Chief Financial Officer, Chief Operating Officer and Deputy General Manager, (iii) our Chief Business Officer, (iv) our Chief Medical Officer, (v) our Chief Scientific Officer, (vi) our Vice President of Commercial Strategy and (vii) our Vice President and Director of Pharmaceutical Operations and Qualified Person. The executive committee discusses and consults with the board and advises the board on our day-to-day management. The following table sets forth information regarding compensation earned by Gil Beyen, our Chairman and Chief Executive Officer, and by Jérôme Bailly, our Vice President and Director of Pharmaceutical Operations and Qualified Person, during the year ended December 31, 2018.

NAME AND PRINCIPAL POSITION	SALARY (€)		BONUS (€)		EQUITY AWARDS (€)		ALL OTHER COMPENSATION (€)		TOTAL (€)
Gil Beyen Chief Executive Officer and Chairman of the Board	345,000	(1)	103,500	(2)(7)	200,250	(3)	7,923	(4)	656,673
Jérôme Bailly Vice President and Director of Pharmaceutical Operations and Qualified Person	168,024	(1)	36,795	(2)	100,125	(5)	29,463	(6)	334,407
All other executive committee members	938,137		336,868		584,732		40,087		1,899,824

(1)	Reflects gross remuneration before taxes.
(2)

Reflects compensation received for achievement of strategic goals related to (i) the advancement of clinical trials with eryaspase, (ii) the advancement of other development programs and (iii) building the organization and securing additional financing.

(3)	Reflects the valuation of 27,000 free shares granted during the year ended December 31, 2018.
(4)	Reflects benefits in kind related to vehicle rentals.
(5)	Reflects the valuation of 13,500 performance shares granted during the year ended December 31, 2018.
(6)	Reflects (i) €3,834 for benefits in kind related to vehicle rentals and (ii) €25,629 for retirement benefits.
(7)	Subject to approval of our shareholders at the next Annual General Meeting of Shareholders.

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

We have obtained directors and officers’ liability insurance for our directors and officers, which includes coverage against liability under the Securities Act. We have entered into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

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

We have five share-based compensation plans for our executive officers, non-employee directors and employees, the 2012 Plan, the 2014 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

As of December 31, 2018, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 1,090,123 ordinary shares at a weighted average exercise price of €17.27 ($19.78) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 342,020 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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
Start date for the exercise of the BSPCEs

For senior management, one-third was

vested in 2015 and two-thirds were

vested in 2016; for other employees,

immediately upon each grant except for

6,500 BSPCE2014 which could not be

exercised before July 1, 2017

		From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of December 31, 2018	15,000	168,110
Total number of BSPCEs granted but not exercised as of December 31, 2018	16,910	16,976
Total number of shares available for subscription as of December 31, 2018	169,100	169,760
Maximum number of new shares that can be issued	169,100	169,760

(1)	22,500 BSPCE2014 were originally allocated by the board of directors on January 22, 2014. On December 4, 2014, the board of directors approved the conversion of 3,000 BSPCE2014 into 3,000 BSA2014.
(2)	Excludes 1,000 BSPCE initially allocated to a former officer which were forfeited following his resignation in January 2016 and 90 BSPCE allocated to a former employee which were forfeited.

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

As of December 31, 2018, we have issued four types of share warrants as follows:

Plan title	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	June 27, 2017 January 7, 2018	October 3, 2016 January 8, 2017	June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015
				August 31, 2015
Total number of BSAs authorized	100,000	60,000	3,000(1)	11,263
Total number of BSAs granted	95,500	60,000	3,000	10,760
Start date for the exercise of the BSAs	(5)	(2)	One-third vested in 2015 and two-thirds vested in 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	(6)	(3)	January 22, 2024	May 20, 2020
BSA exercise price per share	(7)	(4)	€12.25	€7.362
Number of shares subscribed as of December 31, 2018	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of December 31, 2018	95,500	60,000	2,900	4,018
Total number of shares available for subscription as of December 31, 2018	18,333	50,000	29,000	40,180
Maximum number of new shares that can be issued	95,500	60,000	29,000	40,180

(1)	Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
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
(5)

For the 55,000 BSA granted on June 27, 2017, approximately one-third can be exercised as from June 27, 2018, approximately one-third can be exercised as from June 27, 2019 and the remainder can be exercised as from June 27, 2020 and for the 45,000 BSA granted on January 7, 2018, one-third can be exercised as from January 7, 2019, one-third can be exercised as from January 7, 2020 and the remainder can be exercised as from January 7, 2021.

(6)	June 27, 2022 for the 55,000 BSA granted on June 27, 2017. January 7, 2023 for the 40,500 BSA granted on January 7, 2018.
(7)	€26.47 for the 55,000 BSA granted on June 27, 2017. €18.00 for the 40,500 BSA granted on January 7, 2018.

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

Free Shares (AGA)

Under our Free Share Plans, we have granted free shares to certain of our employees and officers.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman and our Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be granted or issued is 250,000 under the 2016 Free Share Plan, 300,000 under the 2017 Free Share Plan and 150,000 under the 2018 Free Share Plan. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

Our board of directors has the authority to administer the Free Share Plans. Subject to the terms of the Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.

The board of directors has the authority to modify awards outstanding under our Free Share Plans, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the vesting period after the termination of the employment.

The free shares granted under our Free Share Plans will be definitively acquired at the end of the vesting period as set by our board of directors subject to continued service during the vesting period, except if the board releases a given beneficiary from this condition upon termination of his or her employment contract. At the end of the vesting period, the beneficiary will be the owner of the shares. However, the shares may not be sold, transferred or pledged during the holding period. In the event of disability before the end of the vesting period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the vesting period, the free shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

On October 3, 2016, the board of directors adopted the 2016 Free Share Plan and on the same date granted an aggregate of 111,261 free shares under the 2016 Free Share Plan, which vest, subject to performance conditions, on October 3, 2019.

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

On January 7, 2018, our Chief Executive Officer and Chairman granted an additional aggregate of 86,940 free shares under the 2017 Free Share Plan to certain employees.

On January 6, 2019, our board of directors adopted the 2018 Free Share Plan. On the same date, our Chief Executive Officer and Chairman granted 36,150 free shares to certain employees. The free shares will vest in three equal tranches, on January 6, 2020, January 6, 2021 and January 6, 2022. Certain free share grants to our employees include rights of forfeiture, whereby the rights to the free shares lapse following a termination of the employee’s service.

Stock Options (SO)

Stock options issued pursuant to our Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. Our Stock Option Plans generally provide that the exercise price for any stock option will be no less than 95% of the average of the closing sales prices per ordinary share during the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The maximum number of ordinary shares subject to stock options issued is 250,000 ordinary shares under the 2016 Stock Option Plan, 300,000 under the 2017 Stock Option Plan and 300,000 under the 2018 Stock Option Plan. Incentive stock options and non-statutory stock options may be granted under our Stock Option Plan.

Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chairman, our general manager and to our deputy general managers. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of the company.

Our board of directors has the authority to administer and interpret our Stock Option Plans. Subject to the terms and conditions of our Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise price, number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting schedules. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under our Stock Option Plan will generally be 10 years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee of our company or upon certain transactions involving our company.

The board of directors has the authority to modify awards outstanding under our Stock Option Plans, subject to the written consent of the beneficiary for any modification adverse to such beneficiary. For example, the board of directors has the authority to extend a post-termination exercise period.

Stock options granted under our Stock Option Plans generally may not be sold, transferred or pledged in any manner other than by will or by the laws of descent or distribution. In the event of disability, unless otherwise resolved by our board of directors, the beneficiary’s right to exercise the vested portion of his or her stock option generally terminates six months after the last day of such beneficiary’s service, but in any event no later than the expiration of the maximum term of the applicable stock options. In the event the beneficiary dies during the vesting period, then, unless otherwise resolved by our board of directors, the beneficiary’s estate or any recipient by inheritance or bequest may exercise any portion of the stock option vested at the time of the beneficiary’s death within the six months following the date of death, but in any event no later than the expiration of the maximum term of the applicable stock options.

On October 3, 2016, our board of directors adopted our 2016 Stock Option Plan, which will expire on October 3, 2026. As of December 31, 2016, a maximum of 250,000 stock options may be issued under the 2016 Stock Option Plan. This figure includes 44,499 stock options granted under the 2016 Stock Option Plan on October 3, 2016 with an exercise price of €18.520 per ordinary share, of which 21,999 were granted to certain of our directors and executive officers.

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

On January 7, 2018, our Chief Executive Officer and Chairman granted an aggregate of 56,703 stock options to certain employees with an exercise price of €18.00 per ordinary share under the 2016 Stock Option Plan.

On September 7, 2018, our board of directors adopted the 2018 Stock Option Plan, which will expire on September 7, 2028. On the same date, our board of directors granted an aggregate of 24,000 stock options under the 2018 Stock Option Plan to Alex Dusek our Vice President of Commercial Strategy with an exercise price of €9.26 per ordinary share.

On January 6, 2019, our Chief Executive Officer and Chairman granted an aggregate of 38,025 stock options to certain employees with an exercise price of €6.38 per ordinary share under the 2018 Stock Option Plan.

Some stock options have lapsed following the departure of certain employees.

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

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Gil Beyen	Chairman	2013	2019
Galenos SPRL represented by Sven Andréasson (2)	Director	2014	2019
Philippe Archinard	Director	2013	2019
Allene Diaz (3)	Director	2017	2020
Luc Dochez	Director	2015	2019
Martine Ortin George	Director	2014	2020
BVBA Hilde Windels represented by Hilde Windels(4)	Director	2017	2020

(1)	At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.
(2)

Galenos SPRL has designated an individual, Sven Andréasson, to represent it and to act on its behalf at meetings of our board of directors. Mr. Andréasson previously served as a member of our board from 2013 to 2014. Galenos SPRL is a company controlled by Mr. Andréasson.

(3)

Ms. Diaz was initially appointed to our board of directors as a non-voting member (censeur) in September 2016 and was subsequently appointed by our board of directors as a voting board member of the board in January 2017. Her appointment was ratified by our shareholders at our combined general meeting in June 2017.

(4)

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

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Select Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors, except for Mr. Beyen, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Select Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

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

D. Employees.

As of December 31, 2018, we had 172 full-time equivalent employees. We consider our labor relations to be positive. At each date shown, we had the following full-time equivalents, broken out by department and geography:

	At December 31,
	2016	2017	2018
Function:
Research and preclinical development	21	28	31
Clinical, medical and regulatory affairs	17	24	37
Pharmaceutical operations	21	29	24
Manufacturing and supply	—	—	40
Management and administration	25	28	36
Business development and licensing	—	5	6
Total	84	114	174
Geography:
France	76	100	146
United States	8	14	26
Total	84	114	172

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and accompanying footnotes set forth, as of December 31, 2018, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of February 28, 2019 and options and warrants that are currently exercisable or exercisable within 60 days of February 28, 2019. Shares subject to free shares that vest within 60 days of February 28, 2019 and shares subject to warrants currently exercisable or exercisable within 60 days of February 28, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

Our calculation of the percentage of beneficial ownership is based on 17,940,035 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding as of February 28, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
5% Shareholders:
BVF Partners LP (1)	4,547,662	25.3%
RA Capital Management LLC(2)	2,000,000	11.1%
Auriga Ventures III FCPR (3)	1,147,522	6.4%
Directors and Executive Officers:
Gil Beyen (4)	140,176	*
Eric Soyer (5)	20,773	*
Jean-Sébastien Cleiftie	1,054	*
Iman El-Hariry (6)	29,000	*
Alexander Scheer	2,476	*
Alex Dusek	—	*
Jérôme Bailly (7)	28,053	*
Galenos SPRL (8)	21,921	*
Philippe Archinard (9)	25,050	*
Allene Diaz (10)	14,750	*
Luc Dochez (11)	23,420	*
Martine Ortin George (12)	26,921	*
BVBA Hilde Windels (12)	26,921	*
All directors and executive officers as a group (12 persons) (13)	360,515	2.0%

*	Represents beneficial ownership of less than 1%.
(1)

The address of BVF Partners LP. is One Sansome Street, 30th Floor, San Francisco, California 94104. Mark Lampert is the General Partner of BVF Partners LP and may be deemed to be beneficial owner of securities of the company directly held by BVF Partners LP., and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mark Lampert disclaims beneficial ownership of the securities held directly by BVF Partners LP., except to the extent of his pecuniary interest.

(2)

The address of RA Capital Management LLC is 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116. Mr. Peter Kolchinsky is the Managing Director and may be deemed to be beneficial owner of securities of the company directly held by RA Capital Management LLC, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mr. Peter Kolchinsky disclaims beneficial ownership of the securities held directly by RA Capital Management LLC, except to the extent of his pecuniary interest.

(3)

Jacques Chatain, Bernard Daugeras and Patrick Bamas are managers of Auriga Ventures III FCPR, or Auriga, and exercise voting and investment power with respect to shares held by Auriga. The managers disclaim beneficial ownership of all shares held by Auriga. The address of Auriga is c/o Auriga Partners, 18 avenue Matignon 75008 Paris, France.

(4)	Consists of 1,546 ordinary shares and 138,630 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(5)	Consists of 773 ordinary shares and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(6)	Consists of ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(7)	Consists of 1,053 ordinary shares and 27,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(8)	Consists of one ordinary share and 21,920 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(9)	Consists of 10,300 ordinary shares and 14,750 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(10)	Consists of 14,750 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(11)	Consists of 23,420 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.

(12)	Consists of one ordinary share and 26,920 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.
(13)	Consists of 17,205 ordinary shares and 343,310 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of February 28, 2019.

None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2018, we estimate that approximately 45% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by approximately 22 holders of record including Bank of New York Mellon, the nominee of the Depositary Trust Company, which held approximately 10.65% of our outstanding ordinary shares as of said date. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Agreements with Our Directors and Executive Officers

Severance Pay

On May 24, 2013, the board of directors approved terms for severance pay to be awarded under certain conditions to our then-executive officers, which included Gil Beyen, our current Chief Executive Officer. The agreement provides that, in the event of expiration of the executive’s term of office (except where renewal is rejected by the executive) or in the event of revocation (unless the executive has been revoked for gross negligence or willful misconduct as that term is defined by the labor chamber of the French Supreme Court), the executive is entitled to severance equal to 12 times the average of monthly remuneration (bonuses included) received during the 12 months preceding the revocation decision or the expiration of the executive’s term of office. The payment of the compensation shall be subject to the performance of the following conditions: (i) respect of our company’s budget and expenditures and (ii) at least one of the following conditions: (a) an agreement of collaboration or a current license, and (b) one product in an active phase of clinical development by the company. No related expense has been recorded to date.

Employment Agreements with Eric Soyer, Jean-Sebastien Cleiftie, Alexander Scheer and Alex Dusek

In September 2015, October 2016, November 2016, and April 2018, respectively, we entered into employment agreements with Messrs. Soyer, Cleiftie, Scheer and Dusek. Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 30% to 35% of the executive’s current base salaries, based upon achievement of specified performance objectives. These employment agreements also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. For Mr. Dusek, this severance pay is subject to one year of employment. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. These agreements also provide for a 12-month non-compete clause (18 months in the case of Mr. Soyer), whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last three months (12 months in the case of Mr. Soyer). Mr. Dusek is not subject to the non-compete clause.

Employment Agreement with Iman El-Hariry

In June 2015, our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an employment agreement with Dr. El-Hariry that provides for an annual base salary and variable compensation in an amount up to 35% of her base salary, based upon achievement of specified performance objectives. This variable amount was increased from 35% to 40% of her base salary in January 2019. The agreement also provides for severance pay in specified situations. In the event of Dr. El-Hariry’s termination without cause (as defined in Dr. El-

Hariry’s employment agreement), she will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year she has worked for us, up to a maximum of 12 months’ base salary in total. If Dr. El-Hariry resigns as a result of (i) a diminution of her job duties, (ii) a change in reporting or (iii) a relocation, she will be entitled to an amount up to 12 months’ base salary compensation depending upon the length of her employment with us. In connection with a change of control, if Dr. El-Hariry is terminated within 12 months (a) by us, (b) by mutual agreement or (c) by her decision to resign after receiving an offer that is not at least equivalent to her position prior to the change in control, she will be entitled to a lump sum payment equal to one year’s salary plus bonus (under the condition that she would not be eligible for the other severance benefits described above). Upon termination for any reason, our company may request Dr. El-Hariry to execute a non-competition agreement for a period of 12 months, whereby Dr. El-Hariry will be entitled to severance pay.

Employment Agreement with Jérôme Bailly

In January 2007, we entered into an employment agreement with Dr. Bailly, which was amended as of January 2018. He is entitled to an annual base salary set at €170,000, and variable compensation, in an amount up to 25% of his base salary, upon achievement of specified performance objectives. This variable amount was increased from 25% to 30% of his base salary in January 2019. If a change of control of our company occurs within 24 months of the granting of bonus shares, Dr. Bailly will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares.

Other Arrangements

We have entered into other compensatory arrangements with our executive officers, which have been ratified by our board of directors. The primary arrangements are summarized in the table below.

NAME	TAX ASSISTANCE	TRAINING
Gil Beyen	X
Jérôme Bailly		X

Director and Executive Officer Compensation

See “Item 6.B—Compensation” for information regarding compensation of directors and executive officers.

Equity Awards

Since December 31, 2018, we allocated on January 6, 2019:

•	38,025 SOP2018 options under the 2018 Stock Option Plan to certain employees; and
•	36,150 AGA2018 free shares under the 2018 Free Share Plan to certain of our officers.

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

Related-Party Transactions Policy

We comply with French law regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective in November 2017 upon the closing of the global offering. For purposes of our policy only, a related person transaction is defined as (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants in and the amount involved exceeds $120,000, or (ii) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Article L. 225-38 of the French Commercial Code covers any agreement or similar transaction entered into directly or indirectly between (i) the company and a corporate officer, a director, a shareholder holding more than 10% of the company’s voting rights or, if such shareholder is a corporate entity, its controlling  shareholder within the meaning of Article L. 233-3 of the French Commercial Code or between (ii) the company and another firm if a corporate officer or director of the company is the owner, a fully liable shareholder, a corporate officer, a director or a member of that other firm’s supervisory board or, more generally, a person in any way involved in its management.

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

B. Memorandum and Articles of Association.

The information set forth in our prospectus dated November 9, 2017, filed with the SEC pursuant to Rule 424(b), under the heading “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares,” “Description of Share Capital—Differences in Corporate Law,” and “Limitations Affecting Shareholders of a French Company”  except for the information regarding “Preemptive Rights” and “Amendment of Bylaws” under the heading “Description of Share Capital - Differences in Corporate Law,” and the information set forth under the heading “Limitations Affecting Shareholders of a French Company—Ownership of ADSs or Shares by Non-French Residents,” is incorporated herein by reference.

Description of Share Capital

Differences in Corporate Law

Preemptive Rights

Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present at the extraordinary general meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights have not been waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential subscription rights. Preferential subscription rights may only be assigned two business days prior to the day on which the subscription is opened until the second business day prior to its closing. Thus, the preferential subscription rights are transferable during a period equivalent to the subscription period relating to a particular offering (such period starting two business days prior to the opening of the subscription period and ending two business days prior to the closing of the subscription period). In accordance with French law, the period of exercise shall be no less than five trading days.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Amendment of Bylaws

Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws. However, the board of directors is authorized to (i) modify the bylaws as a result of a decision to move the company’s registered office and (ii) to bring to the bylaws any modification rendered necessary by an amendment to an applicable law or regulation if the board of directors has been prior authorized by the extraordinary shareholders meeting for this purpose, and subject, in both cases, to ratification by the next extraordinary shareholders’ meeting.

Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal the bylaws of the corporation. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Limitations Affecting Shareholders of a French Company

Ownership of Shares and ADSs by Non-French Residents

Neither the French Commercial Code nor our bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, certain non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years’ imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications.

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

France has recently introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities (including ADSs).

U.S. holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the

United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by the protocol of December 8, 2004), unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year pursuant to Regulations BOI-ANNEX-000467-20181217 issued on December 17, 2018. The Nasdaq Global Select Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2018, our market capitalization did not exceed 1 billion euros.

Following the global offering, purchases of our securities may be subject to such tax provided that its market capitalization exceeds 1 billion euros and that the Nasdaq Global Select Market is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company, which is listed on a regulated or organized market within the meaning of the French Financial and Monetary Code, are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

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

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an  individual or 31% for corporate bodies or other legal entities (as from January 1, 2019, to be progressively reduced to 25% by 2022). Special rules apply to U.S. holders who are residents of more than one country.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and 30% otherwise (the 30% rate for legal entities will be progressively reduced to 25% by 2022). Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•

such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines (BOI-INT-DG-20-20-20-20-20120912); or

•

the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

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

Real Estate Wealth Tax

On January 1, 2018, the French wealth tax was replaced with a real estate wealth tax (impôt sur la fortune immobilière, or IFI). Individuals holding directly or indirectly through one or more legal entities real estate assets or rights with a value exceeding €1,300,000 may fall within the scope of the IFI. A general exclusion applies to real estate assets owned by companies carrying out a commercial or industrial activity when the taxpayer (together with the members of his/her household) holds directly or indirectly less than 10% of the share capital or voting rights of the company. ADSs owned by a U.S. holder should not fall within the scope of the IFI provided that such U.S. holder does not own (together with the members of his/her household) directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of our share capital. U.S. holders holding directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of our share capital should seek additional advice.

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

Distributions. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Based on the composition of our gross income and assets in 2018, the nature of our business and due to a decline in our stock price, we believe that we were characterized as a PFIC for our 2018 taxable year. There can be no assurance that we will not be considered a PFIC for any future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are a PFIC, and you are a U.S. holder that does not make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than

125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed above under “Distributions.”

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

If we are a PFIC, we expect to provide investors, upon request, a “PFIC Annual Information Statement” with the information required to allow investors to make a “qualified electing fund election” or “QEF Election” for United States federal income tax purposes. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder makes a QEF Election with respect to a PFIC, in lieu of the tax consequences described below, the U.S. holder will be subject to current taxation on its pro rata share of the PFIC’s ordinary earnings and net capital gain for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election would not be taxable to the holder. A U.S. holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the holder’s income. In addition, a U.S. holder will recognize capital gain or loss on the disposition of ADSs in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the ADSs. U.S. holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ADSs for any taxable year significantly in excess of any cash distributions (which are expected to be zero) received on the ADSs for such taxable year. U.S. holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.   If a U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ADSs by making the election for the first year in which the U.S. holder owns our ADSs pursuant to this offering, the U.S. holder will be subject to the adverse PFIC rules discussed above unless the U.S. holder can properly make a “purging election” with respect to our ADSs in connection with the U.S. Shareholder’s QEF Election.  A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ADSs.  No purging election is necessary for a U.S. holder that timely makes a QEF election for the first year in which the U.S. holder acquired our ADSs.

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

We maintain a corporate website at www.erytech.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information.

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Liquidity Risk

We do not believe that we are exposed to short-term liquidity risk, considering the cash and cash equivalents that we had available as of December 31, 2018, amounting to €134.4 million, which was primarily cash and term deposits that are convertible into cash in approximately 30 days without penalty. Management believes that the amount of cash and cash equivalents available at December 31, 2018 is sufficient to fund our planned operations through at least the next 12 months.

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

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. Our operating results and our bank account held in U.S dollars are exposed to changes in foreign currency exchange rates between the euro and various foreign currencies, including the U.S. dollar. However, a portion of our operating expenses is denominated in U.S. dollars as a result of our clinical trials performed in the United States at our office based in Cambridge, Massachusetts and our production facility in Philadelphia, Pennsylvania in conjunction with the American Red Cross. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. We do not currently have revenues in euros, dollars nor in any other currency. As of December 31, 2018, management believes that its bank account position held in U.S. dollars is sufficient to cover operating expenses in dollars. As a consequence, we do not have a significant foreign currency exchange risk as of December 31, 2018. The bank account position held in U.S. dollars amounted to $94,291 thousand as of December 31, 2018.

Change in exchange rate (decrease) from 1% would have an impact as of December 31, 2018 of €815 thousand.

Change in exchange rate (decrease) from 5% would have an impact as of December 31, 2018 of €3,921 thousand.

Change in exchange rate (decrease) from 10% would have an impact as of December 31, 2018 of €7,486 thousand.

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

Other than the unsecured bank loan that we entered into in 2016 with Société Générale (of which the outstanding amount drawn at December 31, 2018 was €0.8 million), we have no other credit facilities. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

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

We have appointed The Bank of New York Mellon as depositary pursuant to an amended and restated deposit agreement, which sets out the ADS holder rights as well as the rights and obligations of the depositary. A copy of the amended and restated deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the amended and restated deposit agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-201279 when retrieving such copy.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer and chief operating officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2018. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2018 as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Current Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer and chief operating officer (principal financial officer), management conducted an assessment of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with this assessment, our management identified the following three material weaknesses in our internal control over financing reporting as of December 31, 2018:

Closing and Consolidation Process. We identified a material weakness related to the closing and consolidation process due to (a) an inadequate segregation of duties and a lack of resources, which did not allow some tasks to be adequately reviewed and (b) a lack of a consolidation tool, which led to difficulties in documenting an appropriate audit trail of entries made.

Monitoring of Research and Development Projects. We identified a material weakness related to the monitoring of research and development projects, as controls designed to track actual costs incurred compared to invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over the complex processes.

Internal Controls of U.S. Subsidiary. We identified a material weakness related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary, ERYTECH Pharma Inc.

As a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2018.

Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting

Management previously identified a material weakness in our internal control over financial reporting that was identified in connection with the preparation of our financial results for the years ended December 31, 2016 and 2017. As a result of the remediation activities described below, as of December 31, 2018, management has concluded that the previously disclosed material weakness has been fully remediated.

The material weakness previously identified in our internal control over financial reporting related to the design and maintenance of controls over the operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain effective controls over program change management, user access, including segregation of duties, or computer operations.

In response to the identified material weakness, we took a number of actions to improve our internal control over financial reporting during the year ended December 31, 2018, including the following:

•	Finalized design and implementation of our financial control environment, including information technology general controls and controls over the maintenance of appropriate segregation of duties.
•	Hired additional finance and accounting personnel with experience in accounting operations, financial controls and SEC reporting.
•	Completed the implementation of a new enterprise resource planning system.
•	Implemented formal disclosure controls and procedures.

Management’s Plan for Remediation of Current Material Weaknesses

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the three new material weaknesses that have been identified:

Closing and Consolidation Process.

•	In February 2019, we reinforced our finance team with the hiring of a consolidation manager, who will be responsible for the consolidation process and will be supervised by the head of finance.
•	In February 2019, we initiated a project to implement consolidation software to ensure a proper audit trail.

Monitoring of Research and Development Projects.

•	Going forward, we plan to dedicate resources to the monitoring of specific research and development projects for which process level controls have not been considered as effective.

•

We plan to provide additional training to employees whose job functions impact our control activities, including members of the research and development department, to ensure that our employees develop a greater understanding of the financial control environment in their specific activities.

Internal Controls of U.S. Subsidiary

•

We are in the process of defining the appropriate organization model and hiring a head of finance in the United States and a financial controller who have the appropriate experience, certification, education, and training in financial reporting, accounting and internal control.

•

We plan to design and implement a controls framework for all key processes for our U.S. subsidiary, using our framework in France as a model and rolling it out to the United States, to ensure that identified process-level risks are mitigated.

Notwithstanding the material weaknesses, our management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

If we fail to fully remediate the material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses and remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Ethics is available on our website at www.erytech.com. The audit committee of our board of directors is responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website.

Item 16C.	Principal Accountant Fees and Services.

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for 2017 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year Ended December 31,
	2017	2018
	(in thousands of €)
Audit Fees	211	253
Audit-Related Fees	30	—
All Other Fees	254	—
Total	495	253

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

There were no “Tax Fees” billed or paid during 2017 or 2018.

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

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. We currently rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See the financial statements beginning on page F-1 of this Annual Report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The exhibits listed below are filed as exhibits to this Annual Report.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Bylaws (statuts) of the registrant (English translation)	20-F	001-38281	1.1	April 24, 2018

2.1	Amended and Restated Deposit Agreement	20-F	001-38281	2.1	April 24, 2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	20-F	001-38281	2.2	April 24, 2018

4.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)	F-1	333-220867	10.1	October 6, 2017

4.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)	F-1	333-220867	10.2	October 6, 2017

4.3	Lease Agreement by and between the registrant and EUROGAL, dated December 6, 2017 (English Translation)	20-F	001-38281	4.3	April 24, 2018

4.4*	Lease by and between the registrant and 104 Campus Drive LLC, dated April 27, 2018

4.5#	Exclusive License and Distribution Agreement by and between the registrant and Orphan Europe, dated as of November 22, 2012, First Amendment to the Exclusive License and Distribution Agreement, dated as of February 22, 2013 and Second Amendment to the Exclusive License and Distribution Agreement, dated as of August 4, 2014	F-1	333-220867	10.3	October 6, 2017

4.6#	Addendum #3 to the Exclusive License and Distribution Agreement by and between the registrant and Orphan Europe, dated July 21, 2016	F-1	333-220867	10.4	October 6, 2017

4.7#	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011	F-1	333-220867	10.5	October 6, 2017

4.8#	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009	F-1	333-220867	10.6	October 6, 2017

4.9#	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014	F-1	333-220867	10.7	October 6, 2017

4.10	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.8	October 6, 2017

4.11#	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.9	October 6, 2017

4.12#	Patent License Agreement by and between the registrant and the Public Health Service, dated as of June 19, 2012	F-1	333-220867	10.10	October 6, 2017

4.13†	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-220867	10.11	October 6, 2017

4.14†	Summary of BSA Plans	F-1	333-220867	10.12	October 6, 2017

4.15†	Summary of BSPCE Plans	F-1	333-220867	10.13	October 6, 2017

4.16†	2016 Share Option Plan (English translation)	F-1	333-220867	10.14	October 6, 2017

4.17†	2016 Free Share Plan (English translation)	F-1	333-220867	10.15	October 6, 2017

4.18†	2017 Share Option Plan (English translation)	S-8	333-222673	99.5	January 24, 2018

4.19†	2017 Free Share Plan (English translation)	S-8	333-222673	99.6	January 24, 2018

4.20*†	2018 Share Option Plan (English translation)

4.21*†	2018 Free Share Plan (English translation)

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

8.1	List of subsidiaries of the registrant	F-1	333-220867	21.1	October 6, 2017

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Erytech Pharma S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Erytech Pharma S.A. and subsidiary (the Company) as of December 31, 2018, 2017 and 2016, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Lyon, France

KPMG Audit

A division of KPMG S.A.

/s/ Sara Righenzi de Villers
Sara Righenzi de Villers
Partner

March 28, 2019

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)		Year ended December 31,
	Notes	2016	2017	2018
		€	€	€
Operating income
Revenues
Other income	5.1	4,138	3,364	4,447
Total operating income	5.1	4,138	3,364	4,447
Operating expenses
Research and development expenses	5.2, 5.3	(19,720)	(25,463)	(33,468)
General and administrative expenses	5.2, 5.3	(6,808)	(8,791)	(14,600)
Total operating expenses		(26,528)	(34,254)	(48,068)
Operating loss		(22,390)	(30,889)	(43,621)
Financial income	5.5	558	539	5,427
Financial expenses	5.5	(70)	(3,183)	(29)
Financial income		488	(2,644)	5,399
Income tax	5.6	(10)	3	(2)
Net loss		(21,913)	(33,530)	(38,224)
Basic / Diluted loss per share (€/share)	6.7	(2.74)	(2.95)	(2.13)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	Year ended December 31,
	2016	2017	2018
	€	€	€
Net loss	(21,913)	(33,530)	(38,224)
Elements that may be reclassified subsequently to income (loss)
Foreign subsidiary – Currency translation adjustment	21	(38)	15
Elements that may not be reclassified subsequently to income (loss)
Actuarial gains or losses on defined benefits liability	(30)	8	(60)
Tax effect	10	(3)	3
Other comprehensive income (loss)	1	(33)	(42)
Total comprehensive loss	(21,912)	(33,563)	(38,266)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2016	December 31, 2017	December 31, 2018
		€	€	€
ASSETS
Non-current assets
Intangible assets	6.1	57	53	1,613
Property, plant and equipment	6.2	2,245	3,406	15,274
Other non-current financial assets	6.3	132	234	1,046
Total non-current assets		2,434	3,693	17,933
Current assets
Inventories	6.4	145	176	1,396
Trade and other receivables	6.5	218	76	30
Other current assets	6.6	4,524	5,791	14,111
Cash and cash equivalents	6.7	37,646	185,525	134,371
Total current assets		42,533	191,568	149,907
TOTAL ASSETS		44,967	195,261	167,840

		As of
(Amounts in thousands of euros)	Notes	December 31, 2016	December 31, 2017	December 31, 2018
		€	€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		873	1,794	1,794
Premiums related to share capital		105,090	281,745	281,745
Reserves		(48,247)	(68,386)	(99,524)
Translation reserve		(165)	(203)	(188)
Net loss for the period		(21,913)	(33,530)	(38,224)
Total shareholders’ equity	6.8	35,638	181,419	145,602
Non-current liabilities
Long-term provisions	6.9	163	214	347
Financial liabilities – non-current portion	6.10	2,816	2,019	1,243
Deferred tax		3	3	0
Total Non-current liabilities		2,982	2,236	1,590
Current liabilities
Financial liabilities – current portion	6.10	50	824	776
Trade and other payables	6.11	4,832	8,076	16,655
Other current liabilities	6.12	1,465	2,706	3,217
Total current liabilities		6,347	11,606	20,648
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		44,967	195,261	167,840

CONSOLIDATED STATEMENTS OF CASH FLOW

(Amount in thousands of euros)		Year ended December 31,
	Notes	2016	2017	2018
		€	€	€
Cash flows used in operating activities
Net loss		(21,913)	(33,530)	(38,224)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange (calculated)		0	3,159	(3,981)
Amortization and depreciation	6.1 , 6.2	425	532	797
Provision – non-current portion	6.9	31	57	73
Expenses related to share-based payments	5.3	1,178	1,769	2,449
Interest expense		13	23	4
Income tax expense	5.6	10	(3)	2
Change in trade and payables in foreign currency		—	(38)	15
Operating cash flow before change in working capital		(20,255)	(28,031)	(38,864)
(Increase) decrease in inventories	6.4	21	(31)	(1,219)
(Increase) decrease in trade and other receivables		206	142	47
(Increase) decrease in other current assets	6.5	1,181	(1,266)	(8,321)
Increase (decrease) in trade and other payables	6.11	1,160	3,243	8,579
Increase (decrease) in other current liabilities	6.12	154	1,241	508
Increase (decrease) in provisions - current portion		(81)	—	—
Change in working capital		2,641	3,329	(407)
Net cash flow used in operating activities		(17,614)	(24,702)	(39,270)
Cash flows used in investing activities
Acquisition of property, plant and equipment	6.2	(1,726)	(1,664)	(14,222)
Acquisitions of intangible assets	6.1	(25)	(25)	(3)
Acquisition of other non-current financial assets	6.3	(40)	(102)	(812)
Disposal of property, plant and equipment	6.2	—	—	—
Disposal of non-current financial assets	6.3	5	—	—
Net cash flow used in investing activities		(1,786)	(1,791)	(15,037)
Cash flows from (used in) financing activities
Capital increases, net of transaction costs		9,239	177,576	—
Proceeds from borrowings		2,717	421	—
Repayment of borrowings		(563)	(452)	(818)
Treasury shares		—	—	—
Net cash flow from (used in) financing activities		11,393	177,545	(818)
Change rate effect on cash in foreign currency		19	(3,183)	3,981
Increase / Decrease in cash and cash equivalents		(7,988)	147,869	(51,144)
Net cash and cash equivalents at the beginning of the period	6.7	45,634	37,646	185,514
Net cash and cash equivalents at the closing of the period	6.7	37,646	185,514	134,371
Supplemental disclosure of cash flows information
Cash paid for interest		72	115	14
Cash paid for income tax		—	—	—

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Amount	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
At January 1, 2016	792	95,932	(34,578)		(15,013)	47,133
Net loss for the period					(21,913)	(21,913)
Other comprehensive income			166	(165)		1
Total comprehensive income (loss)			166	(165)	(21,913)	(21,912)
Allocation of prior period loss			(15,013)		15,013
Issue of ordinary shares (1)	81					81
Additional paid in capital (1)		9,158				9,158
Share-based payment			1,178			1,178
At December 31, 2016	873	105,090	(48,247)	(165)	(21,913)	35,638
Net loss for the period					(33,530)	(33,530)
Other comprehensive income			5	(38)		(33)
Total comprehensive income (loss)			5	(38)	(33,530)	(33,563)
Allocation of prior period loss			(21,913)		21,913
Issue of ordinary shares (2)	921					921
Additional paid in capital (2)		176,655				176,655
Share-based payment			1,769			1,769
At December 31, 2017	1,794	281,745	(68,386)	(203)	(33,530)	181,419
Net loss for the period					(38,224)	(38,224)
Other comprehensive income			(58)	15		(42)
Total comprehensive income (loss)	—	—	(58)	15	(38,224)	(38,266)
Allocation of prior period loss			(33,530)		33,530	—
Issue of ordinary shares	0	(0)				0
Share-based payment			2,449			2,449
At December 31, 2018	1,794	281,745	(99,524)	(188)	(38,224)	145,602

(1)	Fundraising in December 2016 for a total amount (net of transaction costs) of €9 million.
(2)

Fundraising in April 2017 for a total amount (net of transaction costs) of €65 million and global underwritten offering as part of the Company’s U.S. initial public offering in November 2017 for a total amount (net of transaction costs) of €112 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The notes are an integral part of the accompanying consolidated financial statements. The Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors of the Company on March 8, 2019.

1. Description of the business

ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer.

The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million and a follow-on offering of €30.0 million (on a gross basis before deducting offering expenses), in October 2014. The initial public offering triggered the conversion of the totality of the convertible bonds previously issued. Two private placements of respectively 940,000 ordinary and 793,877 ordinary shares for €25.4 million and €9.9 million (on a gross basis before deducting offering expenses) were completed in December 2015 and 2016 with institutional investors in the United States and in Europe. In April 2017, the Company completed a follow-on offering of €70.5 million (on a gross basis before deducting offering expenses). The Company completed an initial public offering on the Nasdaq Global Select Market raising €124 million ($144 million on a gross basis before deducting offering expenses).

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €145,602 thousand as at December 31, 2018 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.

The accompanying consolidated financial statements and related notes (the “Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc., incorporated in April 2014, which headquarters are in Cambridge, Massachusetts – United States of America.

Major events of 2018

Business

February 2018:

•	The Company announced the selection of triple negative breast cancer as the next target indication for broadening the scope of eryaspase (GRASPA®) development in solid tumors.

April 2018:

•

Presentation of the full results from the U.S. Phase 1 clinical trial evaluating eryaspase (GRASPA®) in combination with chemotherapy for the treatment of acute lymphoblastic leukemia (ALL) and pre-clinical data on the erymethionase program.

June 2018:

•	The Company presented pharmacodynamic characterization data from its Phase 2/3 clinical trial of eryaspase (GRASPA®) in combination with chemotherapy for the treatment of relapsed ALL.

•

The Company presented preclinical data on the enzymatic activity of eryaspase (GRASPA®) for the treatment of relapsed ALL and results of the Phase 2b clinical trial evaluating eryaspase (GRASPA®) for the treatment of acute myeloid leukemia (AML).

•

The Company announced that it will focus its development efforts for the product candidate eryaspase on the potential treatment of selected solid tumor indications. The Company also announced its plans to cease the development program for eryaspase in ALL, including the withdrawal of its previously submitted European MAA for eryaspase for the treatment of relapsed and refractory ALL.

•	The Company signed a lease agreement in order to establish a manufacturing facility in the United States (Princeton, New Jersey).

September 2018:

•

The Company announced that the first three patients were enrolled in the pivotal Phase 3 clinical trial, named TRYbeCA1, evaluating the lead product candidate eryaspase for the treatment of second-line metastatic pancreatic cancer.

November 2018:

•

The Company announced a strategic partnership with New York Blood Center (NYBC) for red blood cell (RBC) supply and research, enabling the Company to diversify and broaden its supply of RBC source materials for the production of eryaspase and future product candidates derived from its proprietary ERYCAPS® platform as the Company ramps up clinical development.

Management

January 2018:

•

Grant of 40,500 warrants to members of the board of directors, 97,203 stock options (of which 40,500 to executives and 56,703 to employees) and 154,440 free shares (of which 67,500 to executives and 86,940 to employees).

May 2018:

•

The Company strengthened its executive team with the appointment of Alex Dusek as Vice President of Commercial Strategy. Mr. Dusek brings 25 years of experience in market access, product marketing and sales across small biotech start-ups and multi-national pharmaceutical companies.

September 2018:

•	Grant of 24,000 stock options to executives.

Major events of 2017

April 2017:

•	The Company completed a private placement of 3,000,000 ordinary shares with investors in the United States and Europe, for total gross proceeds of approximately €70.5 million.

November 2017:

•

The Company completed an underwritten global offering of an aggregate of 6,180,137 ordinary shares, including the full exercise of the underwriters’ options to purchase additional shares, for gross proceeds of $144 million. The global offering consisted of a U.S. initial public offering of 5,389,021 American Depositary Shares, each representing one ordinary share and a concurrent private placement in Europe and other countries outside of the United States and Canada of 791,116 ordinary shares. The net proceeds from the global offering were approximately €112 million ($130 million).

Major events of 2016

December 2016:

•	The Company completed a private placement of 793,877 ordinary shares with investors in the United States and Europe, for total gross proceeds of approximately €10 million.

2. Basis of preparation

The Consolidated Financial Statements as of December 31, 2016, 2017 and 2018 have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.

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

3. Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 8, 2019.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).

As of December 31, 2018, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

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

The Company adopted the following standards, amendments and interpretations that are applicable as at January 1, 2018:

•	IFRS 15 – Revenue from contracts with customers;
•	Clarifications to IFRS 15;
•	IFRS 9 – Financial instruments;
•	IFRIC 22 – Foreign currency transactions and advance consideration;
•	Amendments to IFRS 2 - Classification and measurement of share-based payment transactions;
•	Amendments to IFRSs 2014-2016 - Cycle, for amendments effective for annual periods beginning on or after January 1, 2018.

These new texts did not have any significant impact on the Company’s results or financial position.

The standards and interpretations that are optionally applicable as at December 31, 2018 were not applied in advance.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	IFRS 16 - Leases;
•	IFRIC 23 – Uncertainty over income tax treatments;
•	Amendments to IFRS 9 – Prepayment features with negative compensation;
•	Amendments to IAS 28 – Long term Interests in Associates and Joint Ventures;
•	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement;
•	Annual Improvements to IFRS Standards 2015-2017 Cycle.

The Company does not anticipate any significant impact on its financial statements from the first-time adoption of these new standards, with the exception of IFRS 16. IFRS 16 eliminates the distinction between operating leases and finance leases and requires all leases to be recognized on the lessee’s balance sheet, in the form of an asset (representing the right to use the rented asset during the duration of the contract) and of a liability (corresponding to the future lease payments). The standard will also impact the presentation of the income statement (allocation of expense between operating loss and financial charges) and of the cash flow statement (allocation of cash outflows between cash flow from operating activities and cash flow from financing activities).

The Company expects that it will apply the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date (January 1, 2019). At the day of approval of the consolidated financial statements, the Company estimates that the first application of IFRS 16 will lead to an increase of the financial liabilities of the Company of approximately €7 million as of January 1, 2019. These estimates may be revised in light of the ongoing changes of premises both in France and in the United States.

4.  Significant accounting policies

4.1 Basis of consolidation

In accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”), an entity is consolidated when it is controlled by the Company. The Company controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intra-company balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full. As of December 31, 2018, the Company has one subsidiary for which no non-controlling interest is recognized.

Details of the Company’s subsidiary as of December 31, 2018 are as follows:

	Date of Incorporation	Percent of Ownership Interest	Accounting Method
ERYTECH Pharma, Inc.	April 2014	100%	Fully consolidated

4.2 Intercompany transactions

Transactions involving reciprocal assets and liabilities, as well as income and expense, between ERYTECH and ERYTECH Pharma, Inc. are eliminated in the Consolidated Financial Statements.

4.3 Foreign currencies

Functional Currency and Translation of Financial Statements into Presentation Currency

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

The loan in U.S. dollars from the Parent Company to ERYTECH Pharma, Inc. is considered as part of the net investment in a foreign operation. Exchange differences on this loan are recognized in other comprehensive income.

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

4.5 Use of estimates and judgments

Preparation of the financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The use of estimates and judgment relate primarily to the measurement of share-based payments (Note 4.15 and Note 5.3).

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

Other intangible assets

Other intangible assets are recorded at their acquisition cost plus costs directly attributable to the preparation of the asset for its intended use.

Other intangible assets mainly comprised costs of modeling studies of a new production process and costs of acquisition of software licenses.

As the new production process relates to equipment that is not yet constructed, the amortization will begin on the date the equipment will be available for use (i.e. when it is in the location and condition necessary for it to be capable of operating). In the meantime, an impairment test will be performed (see Note 4.8).

Intangible assets with a finite life are amortized on the basis of the straight-line method over their estimated useful life.

Intangible assets Item	Amortization period
Software	1 to 5 years

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

The intangible assets that are not amortized are tested for impairment at the end of the period in which they are acquired, subsequently annually and whenever there is an indication that the intangible asset may be impaired.

An impairment is recognized in the Consolidated Financial Statements up to the amount of the excess of the value over the recoverable value of the asset.

4.9 Financial assets and liabilities – Measurement and Presentation

The valuation and the accounting treatment of the financial assets and liabilities are defined by IFRS 9 Financial Instruments (“IFRS 9”).

Receivables

These instruments are initially recognized in the Consolidated Financial Statements at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method. Trade receivables without a significant financing component are measured at their transaction price.

The Company recognizes loss allowances for expected credit losses (“ECL”), which, for trade receivables and contract assets, are measured at an amount equal to lifetime ECLs that result from all possible default events over their expected life. Loss allowances are deducted from the gross amounts of the assets.

Financial liabilities at the amortized cost

Loans and other financial liabilities are initially measured at their fair value less transaction costs directly attributable, and then at the amortized cost, calculated using the EIR method.

Presentation of financial assets and financial liabilities measured at fair value

In accordance with IFRS 13 Fair Value Measurement (“IFRS 13”), financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

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

4.10 Inventories

In compliance with the IAS 2 Inventories (“IAS 2”), inventories are recognized at their cost or at their net realizable value, whichever is lower. Cost is determined on a First-In First-Out (FIFO) cost basis. Management periodically reviews the inventory for obsolescence and adjusts as necessary.

4.11 Cash and cash equivalents

The item “cash and cash equivalents” in the consolidated statement of financial position includes bank accounts and highly liquid securities. They are readily convertible into a known amount of cash and are subject to a negligible risk of change in value.

The cash equivalents classification is made if the following criteria are fulfilled:

•	held for the purpose of meeting short term cash commitments rather than for investment or other purposes.
•	exit options exist:
o	exercisable at any time at least every three months
o	initially included in the contract and this exit option is always provided in the initial contract
o	exercisable without exit penalty and without significant risk of change in the amount received as cash reimbursement
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

4.15 Share-based payment

The Company has applied IFRS 2 Share-based payment (“IFRS 2”) to all equity instruments e.g. free shares (“AGA”), stock options (“SO”), share subscription warrants (“BSA”) and founder subscription warrants (“BSPCE”) granted since inception to its employees, members of the Board of Directors or other individuals. Pursuant to IFRS 2, the cost of the remuneration paid with equity instruments is recognized as an expense in exchange for an increase in the shareholders’ equity for the vesting period during which the rights to be enjoyed from the equity instruments are acquired. As such, changes in value subsequent to the grant date have no effect on this initial measurement.

Fair value is estimated using the Black & Scholes valuation model (for BSA, SO and BSPCE valuation), Monte-Carlo valuation model (for AGA valuation) and Cox-Ross-Rubinstein valuation model (for 2016 and 2017 BSA valuation). These models allow the Company to take into account the characteristics of the plan (exercise price, vesting period), the market data at the grant date (volatility, expected dividends, repo margin), possible performance conditions attached to warrants and recipient behavior assumptions.

4.16 Presentation of the statement of income (loss)

The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is the research and development. As a consequence, only “research and development expenses” and “general administrative expenses” functions are considered to be representative. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in Note 5.2.

4.17 Operating income

Research tax credit

The research tax credit (Crédit d’Impôt Recherche or “CIR”) (the “Research Tax Credit”) is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures that meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that (a) can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or, (b) as applicable, can be reimbursed in cash. The expenses taken into account for the calculation of the Research Tax Credit involve only research expenses.

The Company benefits from the Research Tax Credit since its inception.

The CIR is presented under other income in the consolidated statement of income (loss) as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).

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

Other income

The standard IFRS 15 Revenue from contracts with customers (“IFRS 15”) is mandatory since January 1, 2018. This standard replaces IAS 18 Revenue (“IAS 18”) and related interpretations. The first application of IFRS 15 had not significantly changed the amount or the timing of revenue recognition of the Company.

For each of its partnership agreements, the Company determines if it acts as a principal or as an agent.

Partnership with Orphan Europe AML clinical trial

As a result of its prior partnership agreement with Orphan Europe related to the development of Acute Myeloid Leukemia (“AML”), the Company re-invoiced, with no margin, certain clinical costs incurred and invoiced to the Company by external providers.

The Company considered that, within the context of this partnership, it acted as agent regarding these reinvoiced external costs, as:

•

The Company did not have primary responsibility for provision of the goods or service, the majority of services being provided by third parties, the most significant of which, the Contract Research Organization (“CRO”), directly invoiced Orphan Europe. The Company was directly invoiced only for the secondary services.

•	The Company bore no inventory risk,

•

The Company had no capacity to determine prices, all of the external costs being reinvoiced for the exact amount of the initial invoice, with no margin, and it was not affected by any price changes applied by the suppliers.

Within the context of this same agreement, the Company also invoiced certain internal clinical costs, such as personnel costs associated with the management of clinical trials, or personnel involved in the production of batches necessary for the AML clinical trial.

Consequently, for all the years presented:

•	The re-invoicing of external costs to Orphan Europe is presented as a decrease in corresponding research and development expenses incurred by the Company;
•	The invoicing of internal costs to Orphan Europe is presented in other income.

Partnership with Orphan Europe NOPHO clinical trial

Within the context of this agreement, Orphan Europe agreed to finance the NOPHO study for a total amount of €600 thousand. This amount is recognized in “other income” in the statement of income (loss) for all the years presented.

4.18 Financial income and expense

Financial results relate to loans, gains and losses on exchange rate variations and other financial debts (notably overdrafts and finance leases) and includes interest expenses incurred on financial liabilities and the related amortization of debt issuance costs, and income received from cash and cash equivalents.

4.19 Income taxes

Current taxes

Considering the level of tax loss of the Company, no current tax expense is recognized.

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

•

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

4.20 Earnings per share

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

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share. Thus, basic and diluted loss per share are equal as all equity instruments issued have been considered anti-dilutive.

4.21 Segment reporting

In accordance with IFRS 8 Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer and Chairman of the Board of Directors) to allocate resources and to assess performance.

The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future. The assets, liabilities, and operating loss realized are primarily located in France.

4.22 Off-balance sheet commitments

The Company has defined and implemented monitoring for its off-balance sheet commitments so as to know their nature and object. Off-balance sheet items identified mainly relate to:

•	future costs relate to clinical trials for which recruitment has begun,
•	operating leases, purchase and investment commitments.

4.23 Events After the Close of the Reporting Period

The consolidated statement of financial position and the consolidated statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. Modifications can be made until the date the Consolidated Financial Statements are approved and authorized for issuance by the Board of Directors.

January 2019:

•	Grant of 36,150 free shares and 38,025 stock options to employees.

The Company evaluated subsequent events that occurred after December 31, 2018 through the date of approval and authorization of issuance of the Consolidated Financial Statements. The Company took into account the main remarks of the tax authorities as part of the on-going tax audit in France in the Consolidated Financial Statements as of December 31, 2018.

5. Notes related to the consolidated statement of income (loss)

5.1 Operating income

Operating income consists of the following:

	For the year ended December 31,
(in thousands of euros)	2016	2017	2018
Research Tax Credit	3,347	3,187	4,375
Subsidies	463	—	—
Other income	327	178	72
Total	4,138	3,364	4,447

Research Tax Credit (“CIR”)

The increase of the CIR between 2017 and 2018 is linked to the increase of the clinical trial expenses.

Between 2016 and 2017, there was an increase in the Company’s clinical trial expenses, but this increase related mainly to vendors that were not eligible for the CIR. Therefore, the increase in clinical trial expenses did not result in an increase in the CIR between 2016 and 2017.

Subsidies

The Company received subsidies through the TEDAC project financed by BPI France in 2016.

The 5th technical milestone of the TEDAC program was not reached. Therefore, the Company is not eligible to receive the subsidy for this milestone, and no income was recognized in 2017 and 2018 as part of this project.

Other income

Other income mainly comprised:

•	the re-invoicing of the internal costs incurred by the Company within the context of the AML study in 2016; and
•	the income linked to the part of the NOPHO study financed by Orphan Europe in 2017 and 2018. The global amount financed by Orphan Europe is €600 thousand for the NOPHO study.

5.2 Operating expenses by nature

For the year ended December 31, 2016 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Consumables	2,071	917	1,153	66	2,136
Rental and maintenance	645	161	484	511	1,156
Services, subcontracting and fees	11,409	3,000	8,410	2,793	14,203
Personnel expenses	5,282	1,212	4,070	2,713	7,995
Other	35	8	27	577	613
Depreciation and amortization	277	25	252	148	425
Total	19,720	5,323	14,397	6,808	26,528

For the year ended December 31, 2017 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Consumables	2,391	1,859	532	148	2,539
Rental and maintenance	636	140	496	894	1,531
Services, subcontracting and fees	14,175	1,768	12,407	2,867	17,042
Personnel expenses	7,916	2,089	5,828	3,688	11,604
Other	81	37	44	927	1,008
Depreciation and amortization	263	94	169	266	530
Total	25,463	5,987	19,476	8,791	34,254

For the year ended December 31, 2018 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Consumables	1,789	1,061	728	33	1,822
Rental and maintenance	805	279	526	1,584	2,389
Services, subcontracting and fees	19,632	5,043	14,589	5,409	25,041
Personnel expenses	10,914	3,013	7,901	5,925	16,838
Other	67	38	30	1,122	1,189
Depreciation and amortization	260	68	192	529	789
Total	33,468	9,502	23,965	14,600	48,068

The increase in operating expenses between 2016 and 2017 is mainly due to:

•

The increase in external services (€2,839 thousand) mainly linked to the MAA re-submission, the Phase 2 clinical trial of eryaspase for the treatment of AML and the Phase 2 clinical trial of eryaspase for the treatment of pancreatic cancer; and

•	The increase in personnel expenses of €3,609 thousand (see Note 5.3).

The increase in operating expenses between 2017 and 2018 is mainly due to:

•

The increase in external services (€7,999 thousand), mainly linked to the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly related to the commencement of the Phase 3 clinical trial for the treatment of pancreatic cancer in September 2018; and

•	The increase in personnel expenses of €5,234 thousand (see Note 5.3).

5.3 Personnel expenses

For the year ended December 31, 2016 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Wages and salaries	3,371	701	2,670	1,486	4,857
Share-based payments (employees and executives)	674	142	532	490	1,164
Social security expenses	1,237	369	868	736	1,973
Total personnel expenses	5,282	1,211	4,070	2,713	7,995

For the year ended December 31, 2017 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Wages and salaries	5,229	1,200	4,028	1,990	7,218
Share-based payments (employees and executives)	833	292	541	642	1,475
Social security expenses	1,854	596	1,259	1,057	2,911
Total personnel expenses	7,916	2,088	5,828	3,688	11,604

For the year ended December 31, 2018 (amounts in thousands of euros)	Research and development expenses	of which other R&D expenses	of which clinical studies	General and administrative expenses	Total
Wages and salaries	7,279	1,887	5,393	3,721	11,000
Share-based payments (employees and executives)	1,158	334	824	849	2,007
Social security expenses	2,476	792	1,684	1,355	3,831
Total personnel expenses	10,914	3,013	7,901	5,925	16,838

The increase in personnel expenses for the years presented is mainly due to an increase in employee staff. The weighted average full-time employees for the year was 66 in 2016, 98 in 2017 and 138 in 2018.

Share-based payments (IFRS 2)

Share-based awards have been granted to the directors, to certain employees, as well as to members of the Board of Directors in the form of share subscription warrants (“BSA”), stock options (“SO”), free shares (“AGA”) or founder subscription warrants (“BSPCE”). The Board of Directors has been authorized by the general meeting of the shareholders to grant warrants in the form of AGA, SO, BSA and BSPCE through the following plans:

Founder subscription warrants (“BSPCE”) plan

The type of founder subscriptions warrants issued by the Company are the following:

Types of securities	BSPCE2012	BSPCE2014
Number of warrants granted	33,787	19,500
Number of warrants exercised	16,811	1,500
Number of warrants forfeited	0	1,090
Exercise price per new share subscribed (in €)	Depends on the grant date
Final date for exercising warrants	May 20, 2020	January 22, 2024
Parity	1 warrant for 10 shares	1 warrant for 10 shares
Maximum number of new shares that can be issued as of December 31, 2018	169,760	169,100

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

Following the resignation of the Company’s former chief scientific officer in January 2016, 1,000 BSPCE of the 3,000 BSPCE initially granted have been forfeited and will not be granted.

The main assumptions used to determine the fair value of the plans granted in 2016, 2017 and 2018 are:

Grant in May 2016
Number of warrants	5,000 BSPCE2014
Exercise price	€24.75
Price of the underlying share	€24.75
Risk free interest rate	-0.18% to -0.11%
Expected dividends	0%
Volatility (1)	21.25% to 22.27%
Expected term	5 to 5.51 years
Fair value of the plan (in thousands of euros)	636

(1)	based on the historical volatility observed on the NextBiotech index

Share subscription warrants (“BSA”) plan

Types of securities	BSA2012	BSA2014	BSA2016	BSA2017
Number of warrants granted	10,760	3,000	60,000	95,500
Number of warrants exercised	6,742	100	0	0
Exercise price per new share subscribed (in €)	7,362	12,250	Depends on the grant date
Parity	1 warrant for 10 shares	1 warrant for 10 shares	1 warrant for 1 share	1 warrant for 1 share
Vesting period	NA	NA	Tranche 1: 1 year Tranche 2: 2 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years
Maximum number of new shares that can be issued as of December 31, 2018	40,180	29,000	60,000	95,500

The main assumptions used to determine the fair value of the plans granted in 2016, 2017 and 2018 are:

	Grant in October 2016	Grant in January 2017	Grant in June 2017	Grant in January 2018
Number of warrants	45,000 BSA2016	15,000 BSA2016	55,000 BSA2017	40,500 BSA2017
Exercise price	18.52€	13.46€	26.47€	18.00€
Price of the underlying share	18.52€	15.51€	28.25€	18.00€
Attrition rate	0.00%	0.00%	0.00%	0.00%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	45.00%	48.00%	48.00%	43.94%
Repo margin	5.00%	5.00%	5.00%	n/a
Expected term	3 years	3 years	3 years	T1 : 5,5 years T2 : 6 years T3 : 6,5 years
Fair value of the plan (in thousands of euros)	198	58	394	300

(1)	based on the historical volatility observed on the ERYP index on Euronext

Stock options (“SO”) plan

Types of securities	SO2016	SO2017	SO2018
Number stock options granted	95,499	119,403	24,000
Number of stock options forfeited	28,500	25,839	0
Number of tranches	2	2	2
Vesting period	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 2 years Tranche 2: 3 years
Maximum number of new shares that can be issued as of December 31, 2018	66,999	93,564	24,000

The main assumptions used to determine the fair value of the plans granted in 2016, 2017 and 2018 are:

	Grant in October 2016	Grant in January 2017	Grant in June 2017
Number of options	44,499 SO2016	3,000 SO2016	18,000 SO2016 22,200 SO2017
Exercise price	18.52€	15.65€	26.47€
Price of the underlying share	18.52€	15.51€	28.25€
Attrition rate	0.00%	0.00%	0.00%
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	45.00%	48.00%	48.00%
Repo margin	5.00%	5.00%	5.00%
Expected term	3 years	3 years	3 years
Fair value of the plan (in thousands of euros)	202	13	308

	Grant in October 2017	Grant in January 2018	Grant in September 2018
Number of options	30,000 SO2016	97,203 SO2017	24,000 SO2018
Exercise price	23.59€	18.00€	9.26€
Price of the underlying share	24.70€	18.00€	8.75€
Attrition rate	0.00%	0.00%	0.00%
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	48.00%	43.94%	41.59%
Repo margin	5.00%	n/a	n/a
Expected term	3 years	T1 : 6 years T2 : 6,5 years	T1 : 6 years T2 : 6,5 years
Fair value of the plan (in thousands of euros)	208	731	80

(1)	based on the historical volatility observed on the ERYP index on Euronext

Free shares (“AGA”) plan

Types of securities	AGA2016	AGA2017
Number of free shares granted	192,063	188,415
Number of free shares forfeited	12,733	15,675
Number of free shares acquired	10,050	0
Number of tranches	3	3
Vesting period	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years
Maximum number of new shares that can be issued as of December 31, 2018	169,280	172,740

The main assumptions used to determine the fair value of the plans granted in 2016, 2017 and 2018 are:

	Grant in October 2016	Grant in January 2017	Grant in June 2017
Number of shares	111,261 AGA2016	15,000 AGA2016	8,652 AGA2016 74,475 AGA2017
Price of the underlying share	18.52€	15.51€	28.25€
Attrition rate	0.00%	0.00%	0.00%
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	45.00%	48.00%	48.00%
Repo margin	5.00%	5.00%	5.00%
Expected term	3 years	3 years	3 years
Performance criteria	(2)	(3)	(3)
Fair value of the plan (in thousands of euros)	974	115	1,081

	Grant in October 2017	Grant in January 2018
Number of shares	16,650 AGA2016	40,500 AGA2016 113,940 AGA2017
Price of the underlying share	24.70€	18.00€
Attrition rate	0.00%	0.00%
Expected dividends	0.00%	0.00%
Volatility (1)	48.00%	42.17%
Repo margin	5.00%	5.00%
Expected term	3 years	3 years
Performance criteria	(3)	(4)
Fair value of the plan (in thousands of euros)	180	1,145

(1)	based on the historical volatility observed on the ERYP index on Euronext;
(2)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date
•	ERYP2016: average price of the 40-quoted market share price days before the grant date, which was €20.22 at the grant date
•	ERYPi : average price of the 40-quoted market share price days before the acquisition date,
•	Tri: ERYPi / (ERYP2016-1)
•	If TRi <=0 % no shares granted are acquired
•	If Tri>100% all the shares granted are acquired
•	If 0%<TRi<100% shares granted are acquired following the TRi percentage
(3)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date
•

ERYP2017: average price of the 40-quoted market share price days before the grant date (€13.46 for the plan granted in January 2017, €26.47 for the plan granted in June 2017, €24.48 for the plan granted in October 2017)

•	ERYPi : average price of the 40-quoted market share price days before the acquisition date,
•	Tri: ERYPi / (ERYP2017-1)
•	If TRi <=0 % no shares granted are acquired
•	If Tri>100% all the shares granted are acquired
•	If 0%<TRi<100% shares granted are acquired following the TRi percentage

(4)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date
•	ERYP2018: average price of the 40-quoted market share price days before the grant date, which was €20.12 at the grant date
•	ERYPi : average price of the 40-quoted market share price days before the acquisition date,
•	Tri: ERYPi / (ERYP2018-1)
•	If TRi <=0 % no shares granted are acquired
•	If Tri>100% all the shares granted are acquired
•	If 0%<TRi<100% shares granted are acquired following the TRi percentage

Summary of outstanding instruments

Number of outstanding options with a ratio of 1 option = 10 shares	December 31, 2016		December 31, 2017		December 31, 2018
	Number of options	Weighted-average exercise price	Number of options 2017	Weighted-average exercise price	Number of options 2018	Weighted-average exercise price
Outstanding at January 1	45,533	€97.62	42,524	€98.01	40,804	€97.34
Granted during the year	—	€0.00	—	€0.00	—	€0.00
Forfeited during the year	(1,593)	€122.50	—	€0.00	—	€0.00
Exercised during the year	(1,416)	€75.52	(1,720)	€113.55	—	€0.00
Outstanding at December 31	42,524	€98.01	40,804	€97.34	40,804	€97.34
Exercisable at December 31	42,524	€98.01	40,804	€97.34	40,804	€97.34

Number of outstanding options with a ratio of 1 option = 1 share	December 31, 2016		December 31, 2017		December 31, 2018
	Number of options	Weighted-average exercise price	Number of options 2017	Weighted-average exercise price	Number of options 2018	Weighted-average exercise price
Outstanding at January 1	—	€0.00	89,499	€18.52	232,699	€22.07
Granted during the year	89,499	€18.52	143,200	€24.29	161,703	€16.70
Forfeited during the year	—	€0.00	—	€0.00	(54,339)	€20.26
Exercised during the year	—	€0.00	—	€0.00	—	€0.00
Outstanding at December 31	89,499	€18.52	232,699	€22.07	340,063	€19.87
Exercisable at December 31	—	€0.00	—	€0.00	88,999	€19.88

Number of outstanding free shares	December 31, 2016	December 31, 2017	December 31, 2018
Outstanding at January 1	—	111,261	217,447
Granted during the year	111,261	114,777	154,440
Forfeited during the year	—	(1,017)	(27,391)
Acquired during the year	—	(7,574)	(2,476)
Outstanding at December 31	111,261	217,447	342,020

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of December 31, 2016	of which employees	of which executives	of which directors
Grant in October 2016	151	71	80
TOTAL AGA	151	71	80	0
Grant in June 2015	187		187
Grant in October 2016	37			37
TOTAL BSA	224	0	187	37
Grant in January 2014	21		21
Grant in September 2015	261		261
Grant in May 2016	498	339	159
TOTAL BSPCE	780	339	441	0
Grant in October 2016	22	11	11
TOTAL SO	22	11	11	0
Total IFRS 2 expenses	1,178	421	719	37

Plan name	Amount in P&L in euros thousands as of December 31, 2017	of which employees	of which executives	of which directors
Grant in October 2016	533	250	283
Grant in January 2017	92		92
Grant in June 2017	348	156	192
Grant in October 2017	27	27
TOTAL AGA	1,000	433	567	0
Grant in June 2015	50		50
Grant in October 2016	126			126
Grant in January 2017	10			10
Grant in June 2017	165			165
TOTAL BSA	350	0	50	301
Grant in January 2014	7		7
Grant in September 2015	51		51
Grant in May 2016	138	94	44
TOTAL BSPCE	196	94	102	0
Grant in October 2016	90	45	44
Grant in January 2017	46	46
Grant in June 2017	65	44	21
Grant in October 2017	23	23
TOTAL SO	223	158	65	0
Total IFRS 2 expenses	1,769	685	784	301

Plan name	Amount in P&L in euros thousands as of December 31, 2018	of which employees	of which executives	of which directors
Grant in October 2016	219	103	116	—
Grant in January 2017	31	—	31	—
Grant in June 2017	483	222	262	—
Grant in October 2017	99	99	—	—
Grant in January 2018	538	303	235	—
TOTAL AGA	1,371	727	644	—
Grant in October 2016	71	—	—	71
Grant in January 2017	16	—	—	16
Grant in June 2017	178	—	—	178
Grant in January 2018	177	—	—	177
TOTAL BSA	442	—	—	442
Grant in October 2016	73	37	36	—
Grant in January 2017	6	6	—	—
Grant in June 2017	137	96	41	—
Grant in October 2017	92	92	—	—
Grant in January 2018	317	185	132	—
Grant in September 2018	11	—	11	—
TOTAL SO	636	416	220	—
Total IFRS 2 expenses	2,449	1,142	865	442

5.4 Depreciation and amortization expense

	For the year ended December 31,
	2016	2017	2018
(in thousands of euros)
Clinical studies	252	169	192
Other research and development expenses	26	94	68
Research and development expenses	277	263	260
General and administrative expenses	148	266	529
Total	425	530	789

5.5 Financial income and expense

	For the year ended December 31,
	2016	2017	2018
(in thousands of euros)
Interest expense on finance leases	(4)	(8)	(4)
Interest expense related to borrowings	—	(7)	(5)
Interest expense on repayable loan	—	—	—
Other finance expenses	(66)	(3,168)	(19)
Total financial expenses	(70)	(3,183)	(29)
Income from short term deposits	545	405	163
Other finance income	13	134	5,264
Total financial income	558	539	5,427
Financial income (expenses), net	488	(2,644)	5,399

Other financial income and expenses related mainly to:

•	a foreign currency exchange loss of €43 thousand in 2016,
•	a foreign currency exchange loss of €3,026 thousand in 2017,
•	a foreign currency gain €3,993 thousand and a gain on investments currency transactions on swaps of €1,254 thousand in 2018.

The conversion into euros of the U.S. dollar bank account generated an expense of €3,159 thousand in 2017 and an income of €3,981 thousand in 2018.

5.6 Deferred tax balances

Reconciliation of effective tax rate

	For the year ended December 31,
	2016	2017	2018
(in thousands of euros)
Loss before tax	(21,902)	(33,533)	(38,224)
Theoretical tax expense or income	7,541	11,545	10,703
Current year loss not capitalized	(8,303)	(12,071)	(11,222)
CICE (employment and competitiveness tax credit) not included in taxable income	24	34	35
Research tax credits	1,144	1,097	1,225
Tax rate differences	(51)	—
Share-based compensation expense	(398)	(592)	(686)
Permanent differences		(10)	(54)
Other differences	33	—	(2)
Effective tax (loss)/income	(10)	3	(2)

As of December 31, 2016, 2017 and 2018, the amount of accumulated tax loss carryforwards since inception was €80,281 thousand, €128,802 thousand and €175,955 thousand, respectively, with no expiration date.

The tax proof has been calculated based on the French tax rate applicable to ERYTECH Pharma S.A. which is:

•	34.43% for the financial years 2016 and 2017.
•	28% for the financial year 2018.

This rate will decrease gradually to reach 25% in 2022.

6 Notes related to the consolidated statements of financial position

6.1 Intangible assets

(in thousands of euros)	As of January 1, 2018	Increase	Decrease	Reclassification	As of December 31, 2018
Other intangible assets	234	3		1,596	1,833
Total gross value	234	3	—	1,596	1,833
Accumulated amortization and depreciation of intangible assets	(181)	(39)			(220)
Total accumulated amortization and depreciation	(181)	(39)	—	—	(220)
Total net value	53	(36)	—	1,596	1,613

The reclassification of €1,596 thousand corresponds to expenses incurred as part of a new production process that were recognized in assets under construction as of December 31, 2017.

(in thousands of euros)	As of January 1, 2017	Increase	Decrease	Reclassification	As of December 31, 2017
Other intangible assets	209	25			234
Total gross value	209	25	—	—	234
Accumulated amortization and depreciation of intangible assets	(152)	(29)			(181)
Total accumulated amortization and depreciation	(152)	(29)	—	—	(181)
Total net value	57	(4)	—	—	53

(in thousands of euros)	As of January 1, 2016	Increase	Decrease	Reclassification	As of December 31, 2016
Other intangible assets	184	25			209
Total gross value	184	25	—	—	209
Accumulated amortization and depreciation of intangible assets	(122)	(29)			(152)
Total accumulated amortization and depreciation	(122)	(29)			(152)
Total net value	61	(4)	—	—	57

6.2 Property, plant and equipment

(in thousands of euros)	As of January 1, 2018	Increase	Decrease	Reclassification	As of December 31, 2018
Assets under construction	1,730	13,425		(1,596)	13,559
Plant, equipment, and tooling	2,094	490		—	2,584
General equipment, fixtures and fittings	1,855	152		—	2,007
Office equipment and computers	669	155		—	824
Total gross value	6,348	14,222	—	(1,596)	18,974
Accumulated depreciation of plant, equipment and tooling	(1,571)	(248)		(5)	(1,824)
Accumulated depreciation of general equipment, fixtures and fittings	(1,116)	(355)			(1,471)
Accumulated depreciation of office equipment and computers	(255)	(155)		5	(405)
Total accumulated depreciation	(2,942)	(758)	—	—	(3,700)
Total net value	3,406	13,464	—	(1,596)	15,274

The significant increase of assets under construction is mainly related to the establishment of a manufacturing facility in the United States (Princeton, New Jersey) for an amount of €11,873 thousand and the expansion of the manufacturing facility in France (Lyon) to increase production capacity for an amount of €1,194 thousand.

(in thousands of euros)	As of January 1, 2017	Increase	Decrease	Reclassification	As of December 31, 2017
Assets under construction	862	868			1,730
Plant, equipment, and tooling	1,824	270			2,094
General equipment, fixtures and fittings	1,466	389			1,855
Office equipment and computers	532	137			669
Total gross value	4,684	1,664	—	—	6,348
Accumulated depreciation of plant, equipment and tooling	(1,406)	(165)			(1,571)
Accumulated depreciation of general equipment, fixtures and fittings	(908)	(208)			(1,116)
Accumulated depreciation of office equipment and computers	(125)	(130)			(255)
Total accumulated depreciation	(2,439)	(503)	—	—	(2,942)
Total net value	2,245	1,161	—	—	3,406

(in thousands of euros)	As of January 1, 2016	Increase	Decrease	Reclassification	As of December 31, 2016
Assets under construction	44	862	(44)		862
Plant, equipment, and tooling	1,701	123			1,824
General equipment, fixtures and fittings	1,079	387			1,466
Office equipment and computers	134	398			532
Total gross value	2,958	1,770	(44)		4,684
Accumulated depreciation of plant, equipment and tooling	(1,257)	(149)			(1,406)
Accumulated depreciation of general equipment, fixtures and fittings	(733)	(175)			(908)
Accumulated depreciation of office equipment and computers	(51)	(74)			(125)
Total accumulated depreciation	(2,041)	(398)			(2,439)
Total net value	917	1,372	(44)		2,245

Net book value of plant equipment and tooling held under finance leases amounted to €92 thousand and €37 thousand as of December 31, 2016 and December 31, 2017, respectively. The net book value of plant equipment and tooling held under finance leases is null as of December 31, 2018.

Net book value of office equipment and computers held under finance leases amounted to €111 thousand, €76 thousand and €37 thousand as of December 31, 2016, December 31, 2017 and December 31, 2018, respectively.

6.3 Other non-current financial assets

	As of December 31,
	2016	2017	2018
(in thousands of euros)
Deposits related to leased premises	132	168	446
Advance payments to suppliers	—	—	510
Other	—	67	91
Total other non-current financial assets	132	234	1,046

Advance payments comprise payments made to service providers, especially Contract Research Organizations (“CROs”), involved with the conduct of the clinical trials in the solid tumors indication (TRYbeCA1 and TRYbeCA2 studies).

6.4 Inventories

	As of December 31,
	2016	2017	2018
(in thousands of euros)
Production inventory	71	104	1,336
Laboratory inventory	74	72	59
Total inventory	145	176	1,396

The significant increase of production inventory between 2017 and 2018 is linked to the launch of the Phase 3 clinical trial in the pancreatic cancer indication (TRYbeCA1 study).

6.5 Trade and other receivables

	As of December 31,
	2016	2017	2018
(in thousands of euros)
Trade and other receivables	218	76	30
Total trade and other receivables	218	76	30

The receivables as of December 31, 2016 related mainly to the receivables on Orphan Europe within the context of the AML study.

6.6 Other current assets

	As of December 31,
	2016	2017	2018
(in thousands of euros)
Research Tax Credit	3,321	3,326	7,701
Tax receivables (e.g. VAT) and other receivables	863	1,114	1,949
Cash to be received from bank related to exercise of warrants	—	23	—
Prepaid expenses	339	1,327	4,461
Total other current assets	4,524	5,791	14,111

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 4.16, the Research Tax Credit is recognized in the consolidated statement of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

As of December 31, 2016, and December 31, 2017, the CIR receivables included Research Tax Credit of the relative periods.

As of December 31, 2018, the CIR receivable included Research Tax Credit for the 2017 and 2018 financial years. The reimbursement is expected in 2019.

Prepaid expenses

Prepaid expenses mainly related to advances payments made to suppliers of asparaginase (€570 thousand as of December 31, 2017 and €3,180 thousand as of December 31, 2018).

6.7 Cash and cash equivalents

	As of December 31,
(in thousands of euros)	2016	2017	2018
Cash and cash equivalents	37,646	185,525	134,371
Total cash and cash equivalents as reported in statement of financial position	37,646	185,525	134,371
Bank overdrafts	—	11	—
Total cash and cash equivalents as reported in statement of cash flow	37,646	185,514	134,371

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

At December 31, 2018, the cash position is composed of the following items: (i) €118.4 million in current accounts and (ii) €16.0 million in term deposits, with a maturity in January 2019.

6.8 Shareholders’ equity

Our capital is managed to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure consists of financial liabilities as detailed in Notes 6.10 offset by cash and bank balances and equity (comprising issued capital, reserves and retained earnings). The Company is not subject to any externally imposed capital requirements.

As of December 31, 2018, the capital of the Parent Company consisted of 17,940,035 shares, fully paid up, with a nominal value of 0.10 euro.

Nature of transactions	Number of shares
Balance as of January 1, 2016	7,924,611
Follow-on offering	793,877
Exercise of share warrants	14,160
Balance as of December 31, 2016	8,732,648
Exercise of share warrants	17,200
Free shares / stock options / share warrants	7,574
Private placement with institutional investors in April	3,000,000
Initial public offering (including 5,389,021 ordinary shares in the form of ADSs)	6,180,137
Total as of December 31, 2017	17,937,559
Free shares	2,476
Total as of December 31, 2018	17,940,035

The costs of issuing ordinary shares amounted to €16,722 thousand in 2017 and were deducted from the share premium increase. These costs were related to bank fees, legal counsels, advisors and auditors’ fees.

Basic earnings per share and diluted earnings (loss) per share

	For the year ended December 31,
(in thousands of euros)	2016	2017	2018
Net loss (in thousands of euros)	(21,913)	(33,530)	(38,224)
Weighted number of shares for the period (1)	7,983,642	11,370,557	17,937,481
Basic loss per share (€/share)	(2.74)	(2.95)	(2.13)
Diluted loss per share (€/share)	(2.74)	(2.95)	(2.13)

(1)	after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

At December 31, 2016, 2017 and 2018, the potential shares that could be issued (626,000, 858,186 and 1,090,123 as at December 31, 2016, 2017 and 2018, respectively) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

6.9 Provisions

The provisions can be detailed as follows:

(amounts in thousands of euros)	As of December 31,
(in thousands of euros)	2016	2017	2018
Provision for retirement indemnities	163	214	347
Other provisions	—	—	—
Total provisions	163	214	347

The breakdown of provisions is as follows:

In thousands of euros	Opening	Other (1)	Provisions	Reversals	Closing
Period from January 1 to December 31, 2016
Retirement indemnity provision	100	30	33	—	163
Provision for disputes	81	—	—	(81)	—
Net closing balance	181	30	33	(81)	163
Period from January 1 to December 31, 2017
Retirement indemnity provision	163	(8)	59	—	214
Net closing balance	163	(8)	59	—	214
Period from January 1 to December 31, 2018
Retirement indemnity provision	214	60	73	—	347
Net closing balance	214	60	73	—	347

(1)	The “Other” differences relate to actuarial gains and losses

Provision for retirement indemnities

The regime for retirement indemnities applicable at the Parent Company, is defined by the collective agreement for the pharmaceutical industry in France.

The Company recognizes actuarial differences in other comprehensive income. The pension commitments are not covered by plan assets. The portion of the provision for which the maturity is less than one year is not significant.

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	2016	2017	2018
Discount rate	1.36%	1.3%	1.57%
Wage increase	2%	2%	2%
Social welfare contribution rate	Non-executive 44%	Non-executive 44%	Non executive 44%
	Executive 54%	Executive 54%	Executive 54%
Expected staff turnover	0-10%	0-10%	0 - 10%
Age of retirement:	65-67 years	65-67 years	65 - 67 years
Mortality table	INSEE 2014	INSEE 2014	INSEE 2014

Provision for disputes

The Company has settled the dispute with BPI France related to the GR-SIL subsidy for €81 thousand as well as the residual conditional advance for €23 thousand. The reimbursement was made in January 2016 for €104 thousand.

6.10 Financial liabilities

Financial liabilities by type

	As of December 31,
(in thousands of euros)	2016	2017	2018
Financial liabilities related to finance leases	204	117	39
Bank overdrafts	—	11	—
Conditional advances	1,182	1,182	1,181
Bank loans	1,480	1,534	799
Total financial liabilities	2,865	2,843	2,019

Financial liabilities by maturity

Maturity dates of financial liabilities as of December 31, 2016 are as follows:

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Financial liabilities
Bank loans	—	1,480	—	—	1,480
Conditional advances	—	—	—	1,182	1,182
Liabilities related to leases	50	154	—	—	204
Total financial liabilities	50	1,634	—	1,182	2,865

Maturity dates of financial liabilities as of December 31, 2017 are as follows:

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Financial liabilities
Bank loans	735	799	—	—	1,534
Conditional advances	—	—	—	1,182	1,182
Liabilities related to leases	79	39	—	—	117
Bank overdrafts	11	—	—	—	11
Total financial liabilities	824	838	—	1,182	2,843

Maturity dates of financial liabilities as of December 31, 2018 are as follows:

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Financial liabilities
Bank loans	738	62	—	—	799
Conditional advances	—	—	—	1,181	1,181
Liabilities related to leases	39	—	—	—	39
Total financial liabilities	776	62	—	1,181	2,019

Bank loans

In 2017, the Company received a bank loan amounting to €1,900 thousand with Société Générale with a 0.4% interest rate and 36 monthly repayment terms to finance its investments.

Conditional advances

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

Since its creation, the Company has received 3 conditional advances from BPI France, repayable under certain conditions.

The main terms of the agreements as well as the balances as of December 31, 2016, 2017 and 2018 respectively are presented below:

Conditional advances (in thousand of euros)	BPI France - Pancreas	BPI France - GR-SIL	BPI France - TEDAC	TOTAL
Financial liabilities as of January 1, 2016	478	23	63	564
Repayment	(485)	(23)		(508)
Advances received			1,118	1,118
Interests	7			7
Financial liabilities as of December 31, 2016	—	—	1,181	1,181
Interests	—	—	—	—
Financial liabilities as of December 31, 2017	—	—	1,181	1,181
Interests	—	—	—	—
Financial liabilities as of December 31, 2018	—	—	1,181	1,181
•	BPI France / Pancreas

The first conditional advance, granted by BPI France for a total amount of €735 thousand, related to the development of a new treatment against pancreatic cancer through the administration of allogenic red blood cells incorporating L-asparaginase program.

The repayment of this conditional advance was according to a fixed payment schedule that ended on June 30, 2016 following the last payment of €260 thousand.

This conditional advance is fully reimbursed as of December 31, 2018.

•	BPI France / GR-SIL

The second conditional advance, granted by BPI France, which provided for a total amount of €135 thousand, concerns a program for the preclinical validation of the encapsulation of interfering RNA for therapeutic use in red blood cells, notably to limit inflammation of the cirrhotic liver and/or prevent the development of hepatocellular carcinomas.

This conditional advance is fully reimbursed as of December 31, 2018.

•	BPI France / TEDAC

The third conditional advance, granted by BPI France within the scope of the TEDAC project, is for a total amount of €4,895 thousand. This conditional advance is paid upon completion of the following key milestones:

•	€63 thousand upon signature of the agreement (received in 2012)
•	€1,119 thousand upon the milestones n°4 (received in 2016)
•	the remainder upon calls for funds when key milestones are reached (not yet received)

The Company undertakes to repay BPI France initially:

a)	an amount of €5,281 thousand upon achieving cumulative sales (excluding VAT) equal to or greater than €10 million, according to the following payment schedule:
•	€500 thousand at the latest on June 30 of the first year in which the cumulative sales condition is achieved,
•	€750 thousand at the latest on June 30 of the second year,
•	€1,500 thousand at the latest on June 30 of the third year,
•	€2,531 thousand at the latest on June 30 of the fourth year,
b)

and, where applicable, an annuity equal to 50% of the income generated through the sale of intellectual property rights resulting from the project, within the limit of a total repayment of €5.3 million.

In a second phase, when the cumulative sales reach €60 million, the Company undertakes to pay BPI France 2.5% of sales generated by the products developed within the project, limited to a total amount of €15 million over 15 years once sales begin.

6.11 Trade and other payables

	As of December 31,
(in thousands of euros)	2016	2017	2018
Domestic vendors	2,802	2,335	3,013
Foreign vendors	745	2,631	10,389
Vendors—Accruals	1,292	3,211	3,253
Other	(7)	(101)	—
Total trade and other payables	4,832	8,076	16,655

The increase of trades and other payables over the years presented is mainly due to the increase of the expenses incurred by the Company as part of its clinical trials.

6.12 Other current liabilities

	As of December 31,
(in thousands of euros)	2016	2017	2018
Social liabilities, taxation and social security	1,465	2,706	3,148
Deferred revenue	—	—	16
Other payables	—	—	53
Total other current liabilities	1,465	2,706	3,217

The increase of social liabilities, taxation and social security is mainly due to the increase of wages and headcounts over the periods presented.

6.13 Related parties

Related parties include the Chief Executive Officer (CEO) of the Company (Gil Beyen), the Vice President (Jérôme Bailly), members of the Board of Directors (6 Board members in addition to the CEO) and members of the executive committee (5 members in addition to the CEO and the Vice President).

The remuneration of directors and other members of the executive committee was as set forth in the table below.

	2016			2017			2018
In thousand of euros	Salary / Fees	Retirement benefits	Share based payments	Salary / Fees	Retirement benefits	Share based payments	Salary / Fees	Retirement benefits	Share based payments
Executive officers / VP and Qualified person	498	15	226	654	19	306	692	26	337
Executive committee	818	10	495	1,519	25	478	1,285	30	528
Board of directors	184		37	229		336	241	—	442
Total	1,500	25	758	2,402	44	1,120	2,218	56	1,307

The Company has no other related parties.

6. 14 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2016 (in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Loans and receivables	Debt at amortized cost	Fair value
Non-current financial assets	132	—	132	—	132
Trade and other receivables	218	—	218	—	218
Other current assets	4,524	—	4,524	—	4,524
Cash and cash equivalents (2)	37,646	37,646	—	—	37,646
Total financial assets	42,520	37,646	4,874	—	42,520
Financial liabilities – Non-current portion (3)	2,816	—	—	2,816	2,816
Financial liabilities – Current portion (3)	50	—	—	50	50
Trade payables and related accounts	4,832	—	—	4,832	4,832
Total financial liabilities	7,697	—	—	7,697	7,697

As of December 31, 2017 (in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Loans and receivables	Debt at amortized cost	Fair value
Non-current financial assets	234	—	234	—	234
Trade and other receivables	76	—	76	—	76
Other current assets	5,790	—	5,790	—	5,790
Cash and cash equivalents (2)	185,525	185,525	—	—	185,525
Total financial assets	191,626	185,525	6,100	—	191,626
Financial liabilities – Non-current portion	2,019	—	—	2,019	2,019
Financial liabilities – Current portion (3)	824	—	—	824	824
Trade payables and related accounts (3)	8,076	—	—	8,076	8,076
Total financial liabilities	10,919	—	—	10,919	10,919

As of December 31, 2018 (in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Non-current financial assets	1,046			1,046		1,046
Trade and other receivables	30			30		30
Other current assets	14,111			14,111		14,111
Cash and cash equivalents (2)	134,371	134,371				134,371
Total financial assets	149,557	134,371	—	15,187	—	149,557
Financial liabilities – Non-current portion	1,243				1,243	1,243
Financial liabilities – Current portion (3)	776				776	776
Trade payables and related accounts (3)	16,655				16,655	16,655
Total financial liabilities	18,674	—	—	—	18,674	18,674

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 and level 2 measurements, respectively.
(3)	The fair value of financial liabilities is determined using level 2 measurements.

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

Liquidity risk

The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were respectively €17.6 million, €24.7 million and €39.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company does not believe that it is exposed to short-term liquidity risk, considering the cash and cash equivalents that it had available as of December 31, 2018, amounting to €134.4 million which was primarily cash at hand and term deposits that are convertible into cash immediately without penalty. Management believes that the amount of cash and cash equivalents available is sufficient to fund the Company’s planned operations at least through the next twelve months.

Historically, the Company has financed its growth by strengthening its shareholders’ equity in the form of capital increases and the issue of convertible bonds. The Company believes that the capital increase associated with its initial public offering completed in May 2013, as well as the capital increases completed in 2014, 2015, 2016 and a private placement and an initial public offering in 2017, enable the Company to continue as a going concern for at least the twelve-month period starting in January 1, 2019.

The contractual cash flows of the financial liabilities as at December 31, 2016, 2017 and 2018 are as follows:

(in thousands of euros)		Contractual cash flows
As of December 31, 2016	Book value	Total	Less than one year	One to five years	More than five years
Financial liabilities
Bank loans	1,480	(1,480)	—	(1,480)	—
Conditional advances	1,182	(1,182)	—	—	(1,182)
Liabilities related to finance leases	204	(149)	(59)	(91)	—
Trade payables and related accounts	4,832	(4,832)	(4,832)	—	—
Total financial liabilities	7,697	(7,644)	(4,891)	(1,571)	(1,182)

(in thousands of euros)		Contractual cash flows
As of December 31, 2017	Book value	Total	Less than one year	One to five years	More than five years
Financial liabilities
Bank loans	1,534	(1,534)	(735)	(799)	—
Conditional advances	1,182	(1,182)	—	—	(1,182)
Liabilities related to finance leases	117	(117)	(79)	(39)	—
Bank overdrafts	11	(11)	(11)		—
Trade payables and related accounts	8,076	(8,076)	(8,076)	—	—
Total financial liabilities	10,919	(10,919)	(8,900)	(838)	(1,182)

(in thousands of euros)		Contractual cash flows
As of December 31, 2018	Book value	Total	Less than one year	One to five years	More than five years
Financial liabilities
Bank loans	799	(799)	(738)	(62)	—
Conditional advances	1,181	(1,181)	—	—	(1,181)
Liabilities related to finance leases	39	(39)	(39)	—	—
Trade payables and related accounts	16,655	(16,655)	(16,655)	—	—
Total financial liabilities	18,674	(18,674)	(17,431)	(62)	(1,181)

Foreign currency exchange risk

The Company’s functional currency is the euro. However, a significant portion of about 30% of its operating expenses is denominated in U.S. dollars (agency office in Cambridge, Massachusetts, cooperation relating to the production of clinical batches with the American Red Cross, business development consultants, consultants for the development of clinical trials in the United States, and various collaborations relating to tests and clinical projects in the United States). As a result, the Company is exposed to foreign exchange risk inherent in operating expenses incurred. The Company does not currently have revenues in euros, dollars nor in any other currency. As of December 31, 2018, management believes that the Company’s bank account position held in U.S. dollars is sufficient to cover operating expenses in dollars. As a consequence, the Company does not have a significant foreign currency exchange risk as of December 31, 2018. If this exposure to foreign exchange risk increase in the future, the Company will opt to use exchange rate hedging techniques.

The bank account position held in U.S. dollars amounted to $94,291 thousand as of December 31, 2018.

Change in exchange rate (decrease) from 1% would have an impact as of December 31, 2018 of €815 thousand.

Change in exchange rate (decrease) from 5% would have an impact as of December 31, 2018 of €3,921 thousand.

Change in exchange rate (decrease) from 10% would have an impact as of December 31, 2018 of €7,486 thousand.

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

Inflation Risk

The Company does not believe that inflation has had a material effect on its business, financial condition or results of operations. If the Company’s costs were to become subject to significant inflationary pressures, the Company may not be able to fully offset such higher costs through price increases. Its inability or failure to do so could harm its business, financial condition and results of operations.

8 Off-balance sheet commitments

Operating leases

The off-balance sheet commitments correspond to the lease of buildings in France and in the United States. They can be broken down as follows:

(in thousands of euros)	Lease commitments
As of December 31, 2018	Total	Less than one year	One to five years	More than five years
Leases in France	3,443	671	1,876	896
Leases in US	4,825	806	4,018	—
Total lease commitments	8,268	1,478	5,894	896

The lease commitments noted above of €8.3 million differ significantly from what the financial liability (corresponding to the future lease payments) would be in accordance with IFRS 16 as of December 31, 2018 (see Note 3) due to:

•	The discounting of the lease payments required by IFRS 16; and
•	The duration of the lease defined by IFRS 16.

Collaborative arrangements

Agreement with Orphan Europe

In November 2012, the Company entered into a marketing agreement with Orphan Europe, a subsidiary of Recordati Group, to market and distribute GRASPA® for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union. The Company received a payment of €5 million on signing the agreement, which provides for sharing in the development costs for GRASPA® in AML. The Company may be entitled to receive future payments of up to €37.5 million, subject to the achievement of specified clinical, regulatory and commercial milestones. Orphan Europe will invest in the development costs for GRASPA® in AML, and the Company will receive a payment for product delivered and royalties on the sales for a total of up to 45% of the sale price. The agreement provides that Orphan Europe may automatically terminate the agreement, recoup certain expenses, and reduce milestone payments in the event that the intellectual property the Company would license to them under the agreement is deemed to be counterfeited or invalid. As a consequence of the withdrawal of the MAA for ALL and the focus on solid tumors, the termination process of this agreement with Orphan Europe has been initiated.

Agreement with the Teva Group

In March 2011, the Company entered into a partnership agreement with the Teva Group (through Abic Marketing Limited), or Teva, to distribute GRASPA® in Israel. Under the terms of the agreement, Teva will submit the request for approval of GRASPA® for ALL in Israel and is responsible for the marketing and distribution of GRASPA® in Israel. Teva will pay interim payments to the Company and will share net earnings of product sales in Israel with the Company. Early termination of the agreement may be requested by either party in the event of a change in control in the other party. The agreement with Teva is still ongoing, but has at this time, no ongoing obligations, given the Company’s withdrawal of the MAA for ALL and its focus on solid tumors.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERYTECH Pharma S.A.

By: /s/ Gil Beyen
Name:	Gil Beyen
Title:	Chief Executive Officer

Date: March 29, 2019