Form 20-F
period 2019-12-31
Erytech Pharma S.A.
filed 2020-03-18
CIK 1624422

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Gil Beyen

Chief Executive Officer

ERYTECH Pharma S.A.

60 Avenue Rockefeller

69008 Lyon France

Tel: +33 4 78 74 44 38 Fax: +33 4 78 75 56 29 E-mail: investors@erytech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.10 per share	ERYP	The Nasdaq Global Select Market
Ordinary shares, nominal value €0.10 per share*	*	The Nasdaq Global Select Market*
*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.10 per share: 17,940,035 as of December 31, 2019

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

“ERYTECH Pharma,” “ERYCAPS,” “GRASPA,” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report, are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the development of our lead product candidate, eryaspase, which is also known under the trade name GRASPA in Europe and Israel,
•

our ability to obtain and maintain regulatory approval of eryaspase in the indications for which we plan to develop, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials of eryaspase and any other product candidates we may develop;
•	our ability to successfully develop our ERYCAPS platform and advance our pipeline of product candidates;
•

the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including reimbursement that may be received from payors;

•	the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•	our ability to maintain and enter into and successfully complete collaborations, licensing arrangements or in-license or acquire rights to other products, product candidates or technologies;
•

our reliance on third parties to manufacture and conduct the clinical trials of eryaspase, and any other product candidates we may develop, which could limit our commercialization efforts or delay or limit their future development or regulatory approval;

•	our ability to develop sales, commercialization, marketing and manufacturing capabilities and strategy, including future hiring plans;
•	our ability to produce adequate supplies of our product candidates for preclinical and clinical testing and to fulfill our contractual obligations to third-party distributors;
•	the effects of increased competition as well as innovations by new and existing competitors in our industry;
•	our ability to obtain additional funding for our operations;
•

our ability to maintain, protect and enhance our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	regulatory developments in the United States, Europe and other foreign countries;
•	our ability to attract and retain qualified employees and key personnel
•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•	our planned level of capital expenditures and our belief that our existing cash will be sufficient to fund our operating expenses and capital expenditure requirements until February 2021;
•

the uncertainty of economic conditions in certain countries in Europe and Asia, such as those related to the United Kingdom’s withdrawal from the European Union, commonly referred to as “Brexit,” and general economic conditions;

•	whether we are classified as a passive foreign investment company, or PFIC, for current and future periods; and
•	other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”

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

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statement of income (loss) data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated statement of financial position data as of December 31, 2017, 2018 and 2019 from our consolidated audited financial statements included elsewhere in this Annual Report. The selected consolidated statement of income data for the years ended December 31, 2015 and 2016 and the selected consolidated financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, Item 5. “Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.

Selected Consolidated Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2015	2016	2017	2018	2019
	Euros	Euros	Euros	Euros	Euros	US$(1)
Revenues	€—	€—	€—	€—	€—	$—
Other income	2,929	4,138	3,364	4,447	5,283	5,931
Operating income	2,929	4,138	3,364	4,447	5,283	5,931
Research and development	(10,776)	(19,720)	(25,463)	(33,468)	(52,193)	(58,597)
General and administrative	(7,736)	(6,808)	(8,791)	(14,600)	(17,164)	(19,270)
Operating expenses	(18,512)	(26,528)	(34,254)	(48,068)	(69,357)	(77,867)
Operating loss	(15,583)	(22,390)	(30,889)	(43,621)	(64,074)	(71,936)
Financial income (loss)	567	488	(2,644)	5,399	1,414	1,588
Income tax	3	(10)	3	(2)	1	1
Net loss	(15,013)	(21,913)	(33,530)	(38,224)	(62,659)	(70,347)
Basic and diluted loss per share (2)	€(2.16)	€(2.74)	€(2.95)	€(2.13)	€(3.49)	$(3.92)
Weighted number of shares used for computing basic and diluted loss per share	6,957,654	7,983,642	11,370,557	17,937,481	17,937,535	17,937,535

(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1227 at December 31, 2019.
(2)	See Note 3.7 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Selected Consolidated Statement of Financial Position Data (in thousands, except share data):

	As of December 31,
	2015	2016	2017	2018	2019
	Euros	Euros	Euros	Euros	Euros	US$(1)
Cash and cash equivalents	45,634	37,646	185,525	134,371	73,173	82,152
Total assets	53,004	44,967	195,261	167,840	118,546	133,092
Total shareholders’ equity	47,132	35,638	181,419	145,602	85,560	96,058
Total non-current liabilities	251	2,982	2,236	1,590	13,105	14,713
Total current liabilities	5,621	6,347	11,606	20,648	19,881	22,321
Total liabilities	5,872	9,329	13,842	22,238	32,986	37,034
Total liabilities and shareholders’ equity	53,004	44,967	195,261	167,840	118,546	133,092
Total capital stock	792	873	1,794	1,794	1,794	2,014
Total number of shares	7,924,611	8,732,648	17,937,559	17,940,035	17,940,035	17,940,035
(1)

Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1227 at December 31, 2019. Note that the European Central Bank exchange rate of €1.00 = $1.1234 at December 31, 2019 was used to convert the accounts of our U.S. subsidiary, ERYTECH Pharma, Inc., into euros before incorporation into our consolidated accounts.

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

Risks Related to our Financial Position and Capital Needs

We will need to raise substantial additional funding to pursue our business objectives, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts, potential commercialization efforts or other operations.

Our net cash flows used in operating activities were €24.7 million, €47.9 million and €43.3 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, our cash and cash equivalents were €73.2 million ($82.2 million) compared to €134.4 million as of December 31, 2018 which represents an annual cash and cash equivalents use of €61.2 million. We believe that our cash and cash equivalents as of December 31, 2019 will be sufficient to fund our current operations until February 2021. However, we will need to obtain substantial additional funding in connection with our continuing operations.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we or any current or future collaborators may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, eryaspase or any of our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from the sale of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. While we are pursuing various financing strategies, adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial revenue from the sale of our drugs, we expect to finance our cash needs through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, finance any future acquisitions of complementary product candidates, technologies or business, obtain regulatory approval for and commercialize our product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs or ordinary shares to decline. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our research programs or drug candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have incurred significant losses since our inception and expect that we will continue to incur significant losses for the foreseeable future and we may never achieve profitability.

We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €33.5 million, €38.2 million and €62.7 million for the years ended December 31, 2017, 2018 and 2019, respectively; these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue for at least the next several years as we continue our research and development activities and until we generate substantial revenues from any approved product candidates. As of December 31, 2019, we had a consolidated accumulated deficit of €199.3 million.

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

Through December 31, 2019, we have received €2.7 million in non-refundable grants and €2.1 million in conditional advances from BPI France. Since December 31, 2019, we received an additional amount of €0.3 million in non-refundable grants from BPI France and €3.0 million in conditional advances. To date, TEDAC is the only ongoing program funded by non-refundable grants and conditional advances. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the conditional advances (amounting to €1.2 million at December 31, 2019 and €4.2 million received in aggregate to date) ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects, in which case we would need to locate alternative sources of capital, which may not be available on commercially reasonable terms or at all.

Risks Related to Development of our Product Candidates

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

L-asparaginase is currently available in four forms, and the current market primarily includes several products marketed by large pharmaceutical companies, including Jazz Pharmaceuticals PLC and Servier. To our knowledge, there is no potential treatment being developed using non encapsulated L-asparaginase for the treatment of pancreatic cancer or other solid tumor indications, but this may change and current marketed asparaginase products may attempt to broaden their indications. Our products and product candidates may also have to compete with other products and product candidates in development by established pharmaceutical companies and biotechnology companies.

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

Intravenous administration of our product candidates could present risks that exist in relation to blood transfusions.

Our product candidates must be intravenously injected and are therefore subject to risks associated with blood transfusions and the blood type compatibility of the donor. We currently acquire red blood cells from blood donations prepared and tested by blood banks, notably the Établissement Français du Sang, the New York Blood Center, the American Red Cross and the German Red Cross Blood Donor Service. However, using donor-derived red blood cells presents risks associated with the potential transmission of infectious agents, such as viruses, bacteria, prions and parasites, as well as risks associated with the development of allergies or other complications, such as allo-immunization, post-transfusion graft-versus-host disease, anaphylactic shock or death. Risks associated with the encapsulation of molecules inside red blood cells may vary and will depend on their toxicity. Although the blood banks that supply our red blood cells follow a strict preparation process, approved by health authorities, to detect and reduce possible risks for contamination by infectious agents, we cannot guarantee that our product candidates will not be contaminated, which could be detrimental to our product development and commercialization efforts.

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

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable. For instance, despite having observed favorable results and safety profile in multiple clinical trials of eryaspase in patients with ALL, based on feedback from the regulatory agencies requiring additional investment, increasingly competitive landscape and the limited market opportunity for eryaspase with ALL, we decided in June 2018 to cease further clinical developments efforts in ALL. In addition, our research and development costs amounted to €25.5 million, €33.5 million and €52.2 million during the years ended December 31, 2017, 2018 and 2019, respectively. Although there are a large number of drugs and biologics in development in Europe, the United

States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

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

The commencement and completion of clinical trials for our product candidates may be delayed, suspended or terminated due to a number of factors, including:

•	lack of effectiveness of product candidates during clinical trials;
•	adverse events, safety issues or side effects relating to the product candidates or their formulation;
•	inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive;
•	the need to sequence clinical trials as opposed to conducting them concomitantly in order to conserve resources;
•	our inability to maintain or enter into collaborations relating to the development and commercialization of our product candidates;
•	our failure to conduct clinical trials in accordance with regulatory requirements;
•	our inability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;
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

For example, our Investigational New Drug application, or IND, submitted to the FDA for eryaspase was on clinical hold from its original submission in July 2011 until March 21, 2013. Although we received acceptance from the FDA of our IND to extend our pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line pancreatic cancer patients to the United States in May 2019, we cannot assure you that any future IND will not be subject to clinical holds.

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

In the European Union, data exclusivity refers to the period of time during which another company cannot refer to our data held in the authority’s files in support of its marketing authorization. The subsequent market exclusivity refers to the period of time during which another company may use our data in support of its marketing authorization for a generic, hybrid or biosimilar product, but the product in question may not be placed on the market. For products containing new active substances, this effectively prevents certain products, such as generics and similar biological products, from being placed on the market during the combined data and marketing exclusivity period. This combined period usually lasts for 10 years from the date of approval of the product containing the new active substance.

Because the active ingredient in GRASPA is not a new active substance, the 10-year period of protection against generics and similar biological products is undermined. Competitors developing such products could receive European Union marketing authorizations and place their products on the European Union market within 10 years of GRASPA’s own marketing authorization, if obtained.

However, if we still have orphan drug designation for GRASPA in the treatments of pancreatic cancer, ALL and AML in Europe at the time we receive marketing approval from the EMA in these indications, we would still benefit from the independent period of market exclusivity afforded to orphan products. In the European Union, this is usually a period of 10 years from the date of marketing approval. The exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. During the orphan exclusivity period, regulators should not accept or approve applications for the approval of a similar medicine for the same therapeutic indication, unless the second product is demonstrably safer, more effective or otherwise clinically superior. Regulators may approve different products for the same condition as GRASPA.

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

For example, in June 2019, we entered in an exclusive worldwide license agreement with SQZ Biotechnologies pursuant to which we and SQZ Biotechnologies will focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction. Our other main subcontractors and key partners include Etablissement Français du Sang, the American Red Cross, the New York Blood Center and Medac GmbH. We also recently entered into a partnership with the German Red Cross Blood Donor Service.

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

We have limited capabilities for product development and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates. For example, in June 2019, we entered into a collaboration with SQZ Biotechnologies to focus on the development of novel red blood-cell based therapeutics for the treatment of immuno-oncology and tolerance induction. Should we seek to collaborate with any additional third parties with respect to a prospective development program, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, we will have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates. These collaborations pose a number of risks, including the following:

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

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. To achieve commercial success for eryaspase, including in the United States, for the treatment of pancreatic cancer, as well as eryaspase for the treatment of other indications and any other product candidates for which we may obtain marketing approval, we will need to establish a sales and marketing organization to market or co-promote those products. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force in competition with other pharmaceutical or biotechnology companies is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Similarly, in Europe, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000, as amended. This applies to products that are intended for a life-threatening or chronically debilitating condition and either the condition affects no more than five in 10,000 persons in the European Union when the application is made or the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the European Union to justify the necessary investment. Moreover, in order to obtain orphan designation in the European Union, it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition authorized for marketing in the European Union, or if such a method exists, that the product will be of significant benefit to those affected by the condition. The EMA will reassess whether GRASPA continues to meet the criteria for orphan drug designation in the European Union at the time it reviews a marketing authorization application for the product. If the EMA considers that GRASPA no longer meets these criteria, for example, because it does not offer a significant benefit over existing therapies, it may revoke GRASPA’s orphan drug designation prior to approval.

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

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we market our products, which could materially impair our ability to generate revenues.

Even if we receive regulatory approval for a product candidate, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product or may be required to carry a warning in its labeling and on its packaging. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Accordingly, assuming we receive marketing approval for one or more of our product candidates, we will continue to expend time, money and effort in all areas of regulatory compliance.

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

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes and are challenging the prices charged for medical products. In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

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

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, the U.S. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace ACA will impact ACA and our business.

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

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and, has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning on January 1, 2020. The final rule codified a CMS policy change that was effective January 1. While some of these and other proposed measures may require authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

The EMA and FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long-term observational studies on natural exposure. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The EMA and FDA impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market any of our product candidates for which we receive marketing approval for only their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the civil False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

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

Risks Related to the Production and Manufacturing of our Product Candidates and Future Products, if Any

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

Although we have extended our production capacity for our current clinical trials and a potential commercial launch, if approved, with the construction of a manufacturing facility in Princeton, New Jersey and the extension of our manufacturing facility in Lyon, France, there is no guarantee that we will or have properly estimated our required manufacturing capacities in or outside of the United States and Europe or that the third parties we rely on to provide required machinery and materials for the manufacturing process will be able to perform on our proposed timelines or meet our manufacturing demands, if at all. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production.

We may not have access to the raw materials and other components, including asparaginase and red blood cells, necessary for the manufacturing of our product candidates.

We are dependent on third parties for the supply of various materials that are necessary to produce our product candidates for clinical trials.

With respect to eryaspase, we rely on Medac GmbH, or Medac, for the supply of asparaginase. Since we rely on a single-source supplier for asparaginase, if our agreement with Medac GmbH were to be terminated or if this supplier is unable to meet our demands for asparaginase, we could experience delays in our research or planned clinical trials or commercialization. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost.

With regard to the supply of red blood cells, we rely on the New York Blood Center and the American Red Cross in the United States and the French Blood Agency (Établissement Français du Sang) and the German Red Cross Blood Donor Service in Europe. The French Blood Agency (Établissement Français du Sang) is the sole operator in its territory for blood transfusions and is in charge of satisfying national needs for blood products. Although we have entered into agreements with the New York Blood Center, the American Red Cross, the French Blood Agency (Établissement Français du Sang) and the German Red Cross Blood Donor Service related to the supply of those materials, the supply could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If we lose key suppliers or the supply of materials is diminished or discontinued, or in the event of a major or international crisis impacting blood banks and the practice of blood donation, we may not be able to continue to develop, manufacture and market our product candidates or products in a timely and competitive manner.

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

We currently manufacture our product candidates for use in Europe in our facility in Lyon, France. In addition, we have entered into agreements with the American Red Cross, the French Blood Agency (Établissement Français du Sang), the German Red Cross Blood Donor Service and the New York Blood Center to produce eryaspase for use in our clinical trials in Europe and in the United States and we built a U.S. manufacturing facility in Princeton, New Jersey, which began producing eryaspase for use in our U.S clinical trials in the fourth quarter of 2019. We also have an agreement with Medac to provide us with L-asparaginase for use in our production of eryaspase. We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP, as part of our clinical trials. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products.

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

Risks Related to Our Employees and Business

We may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2019, we had 214 full-time equivalent employees, and we expect to increase our number of employees and the scope of our operations. To manage our development and expansion, including the potential commercialization of our product candidates in Europe and the United States, we will need to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our senior management team. The loss of the services of any of these individuals could have a material adverse effect on our ability to achieve our corporate objectives and successfully execute our business plan. Although we have implemented an executive compensation policy that includes variable compensation based on performance as well as share-based compensation plans for the benefit of our key employees, we cannot guarantee that this policy will be sufficient to retain these key employees. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so, could harm our operations and our growth prospects.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations, our cash flows and our financial condition.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and amounted to €3.2 million, €4.4 million and €3.9 million for the years ended December 31, 2017, 2018 and 2019, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities. Should the French tax authorities be successful, the CIR representing the majority of the our operating revenues (74% of revenues for the year ended December 31, 2019 and more than 90% for the years ended December 31, 2017 and December 31, 2018), our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

The COVID-19 coronavirus could adversely impact our business, including our clinical trials.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including France and the United States, including countries in which we have planned or ongoing clinical trials. If the COVID-19 coronavirus continues to spread in France and the United States, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;
•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others; and
•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

For our clinical trials that are being conducted in countries which are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we may also experience the following adverse impacts:

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;
•

changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the EMA or the FDA to accept data from clinical trials in these affected geographies.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the European Union, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the European Union, the United States and other countries to contain and treat the disease. Further, the adverse effect on the financial markets, on the market price of our ADSs and/or ordinary shares, is unknown. To date, the global economy remains heavily impacted by the outbreak of the COVID-19 coronavirus.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

We are a company based in France with international operations, including in the United States. A significant portion of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•	differing regulatory requirements for drug approvals in non-U.S. countries;
•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced protection for intellectual property rights;
•	difficulties in compliance with non-U.S. laws and regulations;
•	changes in non-U.S. regulations and customs, tariffs and trade barriers;
•	changes in non-U.S. currency exchange rates of the euro and currency controls;
•	changes in a specific country's or region's political or economic environment, including the withdrawal of the United Kingdom from the EU;
•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;
•	negative consequences from changes in tax laws;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•

business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires, or public health emergencies, such as the novel COVID-19 coronavirus.

Recent developments relating to the United Kingdom's withdrawal from the European Union could adversely affect us.

The United Kingdom held a referendum on June 23, 2016, in which a majority voted for the withdrawal of the United Kingdom from the European Union, or EU, commonly known as ‘Brexit’. As a result of this vote, on March 29, 2017, the United Kingdom officially started the separation process and commenced negotiations to determine the terms of the withdrawal of the United Kingdom from the EU as well as its relationship with the EU. On January 31, 2020, the United Kingdom officially withdrew from the EU. The United Kingdom and the EU are currently in a transition period during which the United Kingdom and the EU are negotiating additional arrangements, including their future trading arrangement. The United Kingdom has stated that it wants the transition period to expire, and the future trading terms to be agreed, by December 31, 2020. During the transition period the existing rules on trade, travel, and business for the United Kingdom and EU continue to apply.

The effects of Brexit are expected to be far-reaching and will depend on any agreements (or lack thereof) between the United Kingdom and the EU and, in particular, any arrangements for the United Kingdom to retain access to EU markets after the transitional period expires. Given the level of uncertainty, caused by Brexit, and the perception as to its potential impact, business activity and economic conditions in the United Kingdom, Europe and globally may be adversely affected, and Brexit could continue to contribute to instability in global financial and foreign exchange markets, asset valuations and credit ratings. Brexit could also have the effect of disrupting and potentially ending the free movement of goods, services and people between the United Kingdom and the EU, which may negatively affect our operations together with those of our customers and suppliers, particularly those which are based in the United Kingdom. For example, we are conducting clinical trials at certain sites in the United Kingdom for which we must supply eryaspase. We may face difficulties in having our clinical supply for these trials imported into the United Kingdom which could render it unavailable for use in our clinical trials or would force us to set up a new production facility in the United Kingdom. We could also face difficulties in obtaining a specific MAA in the United Kingdom. This may force us to stop development in the United Kingdom and/or give up our intention to register any potential product in the United Kingdom.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting our product candidates, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations and our product candidates may need to undergo a registration process in the United Kingdom in the future. Altered or divergent regulations could also add time and expense to the process by which our product candidates receive and maintain regulatory approval in the United Kingdom and EU.

Similarly, it is unclear at this time what impact Brexit will have on our intellectual property rights and the process for obtaining, maintaining, defending and enforcing such rights. For example, whilst current guidance provided by the U.K. government suggests that trademarks granted by the EU, known as EU Trade Marks or EUTMs, will continue to be protected in the United Kingdom after Brexit, it is unclear whether we will be required to refile our trademarks and other intellectual property applications domestically in the United Kingdom and whether any other steps will be required for us to protect our trade-marks in the United Kingdom in the future. As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership in the EU. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, we cannot be certain of the full extent to which Brexit could adversely affect our business, results of operations and financial condition.

Our business may be exposed to foreign exchange risks.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the euro and the U.S. dollar, may adversely affect us. Although we are based in the France, we source research and development, manufacturing, consulting and other services from the United States as well as other countries outside the European Union. We incur some of our expenses, and may in the future derive revenues, in currencies other than the euro. In particular, as we expand our operations, our manufacturing and conduct clinical trials in the United States, we will incur an increased amount of expenses in U.S. dollars. We also received and currently hold a portion of the net proceeds from our 2017 global offering in U.S. dollars. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. For example, an increase in the value of the euro against the U.S. dollar could have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, are translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ADSs sold in the U.S. portion of our 2017 global offering were quoted in U.S. dollars on the Nasdaq Global Select Market, while our ordinary shares (including those sold in the European private placement and the underlying ordinary shares of the ADSs sold in the U.S. offering) trade in euros on Euronext Paris. Our financial statements are prepared in euros. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs.

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

Although we comply with cGMP, and Good Clinical Practices, or GCPs, the risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. Our liability could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these products. For example, we reported adverse events in our Phase 2b clinical trial of second-line treatment of patients with metastatic pancreatic cancer compared to treatment with chemotherapy alone. The percentage of patients with at least one adverse event reported as grade 3 or 4 (i.e., most commonly, increased gamma glutamyl transferase, neutropenia, deterioration of general health and anemia) amounted to 79% in the eryaspase treatment arm, versus 86% in the control arm, and the percentage of patients with at least one reported severe adverse event (i.e., most commonly, deterioration in general health and gastrointestinal hemorrhage) amounted to 45% in the eryaspase treatment arm versus 50% in the control arm.

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

•

the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government, through civil whistleblower or qui tam actions, and civil monetary penalties laws prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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

•

U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense. We urge you to consult with your legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common shares.

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

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the U.S. Patent and Trademark Office, or USPTO, are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

Third parties may assert ownership to inventions we develop.

Collaborators or third party partners may in the future make claims challenging the inventorship or ownership of our intellectual property developed in the context of their collaboration with us. We have written agreements with collaborators and third party partners that provide us the ownership of intellectual property or provide that we must negotiate certain intellectual property rights with collaborators and third party partners with respect to joint inventions or inventions made by them that arise from the results of the collaboration. In some instances, written provisions or conditions may be challenged or may not be adequate to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate ownership of intellectual property to the inventions that result from our use of a third-party partner or collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a third-party partner or collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

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

The market price for our ADSs and ordinary shares has fluctuated and is likely to continue to fluctuate, substantially. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that in some instances is unrelated to the operating performance of particular companies. For example, on the day we announced our positive Phase 2b clinical trial results evaluating eryaspase in metastatic pancreatic cancer in March 2017, the closing price per ordinary share on Euronext Paris increased by 71% compared to the average of the closing price per ordinary share for the previous 20 trading days. Conversely, on the day we announced the discontinuation of our developments in AML in June 2018, the closing price per ordinary share on Euronext Paris decreased by 31% compared to the average of the closing price per ordinary share for the previous 20 trading days. A significant decrease in our share price could have a significant adverse effect on our financial condition, reputation and prospects.

As a result of this volatility in our market and industry, holders of our equity securities may not be able to sell their ADSs or ordinary shares at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by numerous factors, some of which are beyond our control, including:

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

As of December 31, 2019, our executive officers, directors, current 5% or greater shareholders and their respective affiliated entities, including BVF Partners L.P, RA Capital Management LLC and Auriga Ventures III FCPR, together beneficially owned approximately 45% of our ordinary shares (including ordinary shares in the form of ADSs). As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

•

under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Item 10.B - Limitations Affecting Shareholders of a French Company;”

•

under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the European Union are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). See “Item 10.B - Limitations Affecting Shareholders of a French Company;”

•

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held (of the votes cast, as from our general meeting of shareholders' convened to vote on the financial statements for the year ended December 31, 2019) by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the future issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general shareholders’ meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

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
•

approval of at least a majority of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019) by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

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
•

pursuant to French law, the sections of our bylaws relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019) by our shareholders present, represented by a proxy or voting by mail at the meeting.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

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

U.S. holders of our ADSs or ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Based on the composition of our gross income and assets in 2018, the nature of our business and due to fluctuations in our stock price, we believe that we were characterized as a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2018. Based on the expected nature and composition of our gross income, assets, activities and market capitalization for our taxable year ended December 31, 2019, we expect that we will be characterized as a PFIC for the taxable year ended December 31, 2019. There can be no assurance that we will not be considered a PFIC for the current year or any future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year; however, if the facts underlying our 2020 PFIC determination are similar to those for 2019, we could be a PFIC for our taxable year ending December 31, 2020. Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from our global offerings in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

If a U.S. holder is treated as owning at least 10% of our ADSs or ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder (as defined below under “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ERYTECH Pharma, Inc.), if we were to form or acquire any non-U.S. subsidiaries in the future, they may be treated as controlled foreign corporations (regardless of whether ERYTECH Pharma, Inc. is treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any non-U.S. subsidiaries that we may form or acquire in the future would be treated as a controlled foreign corporation or whether such investor would be treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder the information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting and tax paying obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

We have identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, two of which have not been remediated as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.

In connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of three material weaknesses in our internal control over financial reporting related to: (i) the closing and consolidation process due to (a) an inadequate segregation of duties and a lack of resources, which did not allow some tasks to be adequately reviewed and (b) a lack of a consolidation tool, which led to difficulties in documenting an appropriate audit trail of entries made; (ii) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (iii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary.

We believe that the material weakness concerning the closing and consolidation process was fully remediated as of December 31, 2019 and that the remaining two material weaknesses concerning (i) the monitoring of research and development projects and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary were not fully remediated as of December 31, 2019.

We plan to initiate the following remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses.

At the end of 2019, we hired a new staff accountant to ensure that the defined segregation of duties is also designed, implemented and maintained at an operational level.

These efforts we have and plan to continue to employ to remediate the weaknesses include the following:

•	reinforcement of our team dedicated to the monitoring of research and development projects for which process level control have not been considered as effective;
•	defining the segregation of duties that we wish to implement in our U.S. subsidiary;
•	strengthening the controls over our research and development financial information to detect and correct errors; and
•

designing, implementing and maintaining effective controls over certain information technology (“IT”) systems that are relevant to the preparation of the consolidated financial statements, and in particular user access controls, to ensure that the defined segregation of duties is reflected in our IT systems used by our U.S. subsidiary.

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

We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In connection with the preparation of our financial results for the year ended December 31, 2019, we identified two material weaknesses in our internal control over financial reporting. Our Management’s Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weaknesses, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in achieving and maintaining the adequacy of our internal control.

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

A. History and Development of the Company

Our legal and commercial name is ERYTECH Pharma S.A. We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts and in 2018, we entered into a lease agreement for a U.S. manufacturing facility in Princeton, New Jersey, United States, which has been operational since the fourth quarter of 2019.

Our principal executive offices are located at 60 Avenue Rockefeller, 69008 Lyon, France. Our telephone number at our principal executive offices is +33 4 78 74 44 38. Our agent for service of process in the United States is ERYTECH Pharma, Inc. Our website address is www.erytech.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited herein is not part of this Annual Report. The U.S. Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as ERYTECH, that file electronically with the SEC. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, prepare for commercialization, if approved, and grow our operations. For the near future, these investments will be located in France where our corporate headquarters and our primary production facility are currently located, and in the United States for our secondary production facility.

Our actual capital expenditures for the years ended December 31, 2017, 2018 and 2019 amounted to €1.7 million, €14.2 million and €12.1 million, respectively. These capital expenditures were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

B. Business Overview

We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, we are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of severe forms of cancer, including pancreatic cancer and triple negative breast cancer, or TNBC.

In 2018, we initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe. The U.S. Food and Drug Administration, or FDA, approved our Investigational New Drug, or IND, application in May 2019, and the TRYbeCA-1 trial opened for patient enrollment in the United States in October 2019. We plan to enroll approximately 500 patients at approximately 100 clinical sites in Europe and the United States (including approximately 20 sites in the United States). To date, we have obtained clinical trial authorizations in the United States and from 11 European countries and we are actively recruiting and open for patient enrollment at more than 65 clinical sites in Europe and in the United States. As of the end of February 2020, more than two-thirds of the approximately 500 patients to be enrolled in the trial have been randomized.

We expect to report interim data from the TRYbeCA-1 trial in the third quarter of 2020. The trial will either continue toward a final analysis, expected in the first half of 2021 or will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In the event the primary endpoint is met at the time of the interim analysis, we intend to complete the full analysis of the trial results and proceed toward preparing both a Marketing Authorization Application, or MAA, and a Biologics License Application, or BLA, for eryaspase in Europe and the United States, respectively.

We are supporting a proof-of-concept investigator-sponsored Phase 1 clinical trial evaluating the safety of eryaspase in combination with FOLFIRINOX for the treatment of first-line pancreatic cancer patients in the second half of 2020, as well as in other indications of pancreatic cancer. Georgetown Lombardi Comprehensive Cancer Center, the sponsor of the trial, has submitted an IND to the FDA.

We launched a proof-of-concept Phase 2 clinical trial in TNBC in Europe, which we refer to as the TRYbeCA-2 trial, in the fourth quarter of 2018. The trial is now open for enrollment in four European countries and we announced enrollment of the first patient in June 2019. The primary endpoint is objective response rate. We expect to report final data from the TRYbeCA-2 trial in 2021.

We are also supporting a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. This trial is evaluating eryaspase in patients with acute lymphoblastic leukemia, or ALL, who experienced hypersensitivity reactions to pegylated L-asparaginase. We expect interim data from the NOPHO trial to be available in the first half of 2020 and final results in the second half of 2020.

In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in red blood cells and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy.

We have also developed two preclinical programs aimed at maximizing the value creation potential of our ERYCAPS program, which we believe may result in attractive partnering opportunities: enzyme replacement (ERYZYME) and immune modulation (ERYMMUNE). As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.

Eryaspase—Our Lead Cancer Metabolism-Targeting Product Candidate

Eryaspase consists of the enzyme L-asparaginase encapsulated in red blood cells. L-asparaginase degrades asparagine, a naturally occurring amino acid. All cells in the body need asparagine for their protein synthesis and growth. Normal cells are able to produce most of their asparagine requirements internally. Tumor cells, to ensure their aggressive growth, are highly dependent on asparagine and often lack the enzymes necessary to produce sufficient asparagine internally. They therefore must obtain this nutrient from the asparagine that is present in the circulation. While L-asparaginase has been used for decades as a cancer metabolism treatment in ALL, the toxicity profiles of current commercially available forms of non-encapsulated, or free-form, L-asparaginases have generally limited their use to patients with good performance status, such as pediatric ALL patients. Encapsulation of L-asparaginase, utilizing our proprietary ERYCAPS platform, is designed to prolong the activity and reduce the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been administered to more than 460 patients in clinical trials and compassionate use programs to date. In our clinical trials for the treatment of pancreatic cancer and ALL, patients treated with eryaspase in combination with chemotherapy achieved improvements in efficacy endpoints compared to standard of care chemotherapy or combinations of chemotherapy with native L-asparaginase. The treatment has generally been well tolerated in these clinical trials.

We are currently developing eryaspase for the treatment of the following types of cancer:

Pancreatic Cancer – Ongoing TRYbeCA-1 Trial

Pancreatic cancer is a disease in which solid tumors form in the tissues of the pancreas. We estimate there are approximately 150,000 new cases of pancreatic cancer diagnosed each year in the United States and Europe. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10%, and is one of the fastest growing cancer indications. According to estimates published by the American Cancer Society, pancreatic cancer is currently the fourth largest cause of cancer deaths in the United

States. According to an article published in the scientific journal Cancer Research in 2014, pancreatic cancer is projected to surpass colon and breast cancer to become the second largest cause of cancer deaths by 2030.

In September 2017, we announced the full results from our Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer. Data demonstrated improvements in both overall survival (OS) and progression-free survival (PFS). The hazard ratio for OS in the entire patient population was 0.60 (nominal p-value = 0.008), meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. The PFS hazard ratio was 0.56 (nominal p-value = 0.011). We believe this clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. We presented these results at the European Society for Medical Oncology, or ESMO, Congress in Madrid, Spain in September 2017 and the results from the trial were published in the European Journal of Cancer in 2020.

Based on the feedback on trial design that we received from the FDA at our pre-IND meeting in October 2017 and from the CHMP in February 2018, we launched a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer in Europe in September 2018, which we refer to as the TRYbeCA-1 trial. Patient enrollment in this trial began in September 2018 in Europe and we received approval from the FDA of our IND application to extend the trial to the United States in May 2019. We plan to enroll approximately 500 patients at approximately 100 clinical sites in Europe and the United States (including approximately 20 sites in the United States). To date, we have obtained clinical trial authorizations in the United States and from 11 European countries and we are actively recruiting and open for patient enrollment at more than 65 clinical sites in Europe and in the United States. As of the end of February 2020, more than two-thirds of the approximately 500 patients to be enrolled in the trial have been randomized.

In the TRYbeCA-1 trial, eligible patients are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) or chemotherapy alone. The primary endpoint of the trial is overall survival. An interim efficacy analysis is planned for when approximately two-thirds of survival events have occurred. The independent data monitoring committee, or IDMC, reviewed the safety data of the first 150 patients enrolled and treated in the TRYbeCA-1 trial. No safety issues were identified and the IDMC recommended that we continue the trial as planned. We expect to report interim data from the TRYbeCA-1 trial in the third quarter of 2020. The trial will either continue toward a final analysis, expected in the first half of 2021 or will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In the event the primary endpoint is met at the time of the interim analysis, we intend to complete the full analysis of the trial results and proceed toward preparing both a MAA and a BLA for eryaspase in Europe and the United States, respectively.

Also in pancreatic cancer, we are supporting a proof-of-concept investigator-sponsored Phase 1 clinical trial evaluating the safety of eryaspase in combination with FOLFIRINOX for the treatment of first-line pancreatic cancer patients in the second half of 2020, as well as in other indications of pancreatic cancer. Georgetown Lombardi Comprehensive Cancer Center, the sponsor of the trial, has submitted an IND to the FDA.

With this in mind, we have also initiated further preclinical work to assess the combinability of eryaspase with other compounds used in the treatment of first-line pancreatic cancer patients. We retain worldwide rights to commercialize eryaspase for the pancreatic cancer indication.

Triple Negative Breast Cancer – Planned TRYbeCA-2 Trial

Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications for developing eryaspase and selected metastatic TNBC to evaluate as the next indication to potentially expand the use of eryaspase. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen receptor, progesterone receptor and do not overexpress a protein called human epidermal growth factor receptor 2 (HER2). The authors of a September 2017 article in the scientific journal The Oncologist estimate that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a proof-of-concept Phase 2 clinical trial in TNBC in Europe, which we refer to as the TRYbeCA-2 trial. We will evaluate eryaspase in combination with gemcitabine and carboplatine chemotherapy, compared to chemotherapy alone, in approximately 64 patients, with previously untreated metastatic TNBC. The trial is now open for enrollment in four European countries and we announced enrollment of the first patient in June 2019 in Spain. As of December 31, 2019, 11 patients were enrolled in Europe for the TRYbeCA-2 trial. The primary endpoint is objective response rate. The main secondary endpoints include progression-free survival, metabolic response, safety and biomarkers. We expect to report final data from the TRYbeCA-2 trial in 2021.

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

Although we ceased clinical development efforts in ALL in 2018, an investigator-sponsored trial, initiated in 2017 by NOPHO is still ongoing. The Phase 2 clinical trial was expected to enroll approximately 30 patients at 22 sites across seven Nordic and Baltic countries. The clinical trial protocol was amended in 2019 to increase the number of patients to be recruited up to 50 patients. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. We expect interim data from the NOPHO trial to be available in the first half of 2020 and final results in the second half of 2020.

Our Additional ERYCAPS Product Candidates

In addition to eryaspase, our product candidate based on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

•

Cancer Metabolism. In addition to the development of eryaspase, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in red blood cells and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy.

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

•

Immunotherapy. We have also initiated ERYMMUNE, a preclinical development program designed to explore the use of our ERYCAPS platform to encapsulate tumor antigens or adjuvants within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to key organs, such as the spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. Preclinical proof-of-concept studies of ERYMMUNE are ongoing. As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.

Corporate Information

We were incorporated in 2004. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris. In November 2017, we completed a global public offering, consisting of a U.S. initial public offering of American Depositary Shares, or ADSs, each representing one ordinary share, and a concurrent private placement in Europe and other countries outside of the United States and Canada of our ordinary shares. Our ordinary shares are listed on Euronext Paris under the ticker symbol “ERYP” and our ADSs are listed on the Nasdaq Global Select Market under the symbol “ERYP.”

Our Strategy

Our mission is to help patients live better, longer. Our vision is to be the leader in red blood-cell based therapeutics to treat severe forms of cancer and orphan diseases. The key elements of our strategy to achieve this goal include the following:

•

Rapidly advance the clinical development of eryaspase for the treatment of pancreatic cancer. Following positive Phase 2b clinical trial results with eryaspase in second-line treatment of metastatic pancreatic cancer, we launched the TRYbeCA-1 trial, a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer in Europe and in the United States. Patient enrollment began in Europe in September 2018 and we extended the trial to the United States in May 2019 where the first sites are opened to allow for patient recruitment. The Phase 3 clinical trial aims to evaluate eryaspase in combination with standard chemotherapy, compared to standard chemotherapy alone, in approximately 500 patients at approximately 100 clinical sites in Europe and the United States (including approximately 20 sites in the United States). The primary endpoint is overall survival.

•

Develop eryaspase for the treatment of other solid tumor indications, including triple negative breast cancer. Based on the results of scientific publications and preclinical studies as well as our clinical trials to date, we believe that targeting the asparagine metabolism of cancer cells could potentially slow down or halt the growth of different tumor types. Based on these results, we are planning to conduct other clinical trials and to seek regulatory authorizations for eryaspase for the treatment of selected solid tumor indications beyond pancreatic cancer. In February 2018, we announced the selection of TNBC as the next target indication for expanding the potential treatment scope of eryaspase. We launched a Phase 2 proof-of-concept clinical trial for this indication in the fourth quarter of 2018 in Europe. The trial is now open for enrollment in four European countries. The primary endpoint is objective response rate.

•

Leverage our ERYCAPS platform to develop additional innovative and novel red blood-cell based therapeutics targeting cancer and orphan diseases. In addition to encapsulating L-asparaginase, the active ingredient in eryaspase, we plan to leverage the broad applicability of our ERYCAPS platform to develop additional product candidates that use other therapeutic drug substances. We developed at a preclinical stage erymethionase, methionine-γ-lyase, or MGL, encapsulated in red blood cells, to target the amino acid metabolism of cancer cells and induce tumor starvation. We also intend to continue to work on the development of potential other therapeutic strategies based on our methionine depletion program in the future, subject to future financial resources and business strategy but are not currently devoting significant financial resources due to other strategic priorities.

We are also evaluating other cancer metabolism targeting enzymes such as arginine-deiminase. In addition to our developments in cancer metabolism, we also plan to expand our product pipeline to include other therapeutic approaches such as cancer immunotherapy (ERYMMUNE) and enzyme replacement therapies (ERYZYME) for metabolic diseases in view of potentially establishing partnering options. To support this strategy, we intend to continue to seek robust worldwide intellectual property protection for our ERYCAPS platform and our resulting product candidates.

•

Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS platform. We seek to maximize shareholder value from our proprietary platform technology through a combination of in-house development and well-selected partnering opportunities. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and distribution of our product candidates for specified indications and in specified territories where appropriate. For example, in June 2019, we entered into a collaboration with SQZ Biotechnologies for the ERYMMUNE program.

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

•

High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner. At our cGMP-certified production facilities, the process for delivering eryaspase to patients typically takes approximately 24 hours from the start of production to delivery of the product candidate to the hospital. We have produced over 3,350 bags of eryaspase to date for use in clinical trials, and we estimate our current production facilities, including our expanded Lyon facilities and our newly constructed U.S. facility in Princeton, New Jersey, which has been operational since the fourth quarter of 2019 will be sufficient to establish supply for our ongoing Phase 2 and Phase 3 clinical trials, as well as anticipated initial commercial needs of eryaspase, if we receive the appropriate marketing authorizations.

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

Our intellectual property portfolio contains issued patents and patent applications in the United States and foreign countries, including 15 patent families directed to our production process, our ERYCAPS® platform, our product candidates, methods of use and/or treatment, and related diagnostic tests. Our core patent covers eryaspase in the United States until the end of 2029, with potential extension to the end of 2034, and in Europe until 2025, with a potential extension to 2030. We have exclusively in-licensed one patent family from Radboud University in the Netherlands relating to synergistic combinations of amino acid depletion agents.

We maintain a cGMP-certified production facility in Lyon, France that we believe will be sufficient to supply our ongoing clinical trials and initial commercial requirements in Europe. In the fourth quarter of 2019, we started manufacturing GMP-compliant batches out of our manufacturing facility in Princeton, New Jersey. This manufacturing facility was designed with the ability to scale production to supply eryaspase to meet our anticipated clinical trial needs, including for supply requirements for U.S. patients in the TRYbeCA-1 trial, and for our anticipated initial commercial needs in the United States if eryaspase is approved. In connection with the transition to our Princeton facility, we closed our small production facility in Philadelphia, Pennsylvania in January 2020. We believe our production facilities will be sufficient to supply eryaspase for our ongoing Phase 2 and Phase 3 clinical trials and for our anticipated initial commercial needs of eryaspase, if we receive the appropriate marketing authorizations.

Our Pipeline

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

The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of Eryaspase (GRASPA)

The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.

COMPLETED CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS*	AGE	INDICATION		PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•	Efficacy (progression-free survival or overall survival) and safety of eryaspase in combination with chemotherapy	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	•	Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dose	25 / 50 / 100 / 150 U/kg	EU	Non- randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	•	Mean duration (days) of ASNase activity >100 U/L	150 U/ kg	EU	Randomized, open label
					•	Incidence of allergic reactions (induction phase)
2a	GRAALL SA2-2008	30	55+	First-line	•	Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	•	Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 U/ kg	EU	Randomized, open label
1/2	GRASPALL 2012-09	14	18+	First-line	•	Determination of the MTD and recommended Phase 3 dose	50 / 100 / 150 / 200 U/ kg	US	Non- randomized, open label
1	GRASPALL 2012-10-EAP	18	Up to 55	At risk - all lines	•	Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label
Acute Myeloid Leukemia
2b	ENFORCE 1	123	65 to 85	First-line, unfit	•	Overall survival	100 U/ kg	EU	Multicenter, open label, randomized, controlled

ONGOING CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS*	AGE	INDICATION		PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Solid Tumors
3	TRYbeCA-1	482	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•	Overall survival	100 U/kg	EU/US	Open label, randomized
2	TRYbeCA-2	64	18+	Metastatic or locally recurrent Triple-Negative Breast Cancer / 1st line	•	Objective response rate determined by an independent radiological review	100 U/kg	EU	Open label, randomized 1:1 (chemotherapy ± eryaspase)
Acute Lymphoblastic Leukemia
2	NOPHO	50	1 to 45	Second-line post PEG-asparaginase	•	PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label

*	Number of patients planned/enrolled.

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

We selected pancreatic cancer as the first solid tumor indication for clinical development of eryaspase based on preclinical findings, the metabolic activity of pancreatic cancer cells and the unmet medical need. After completion of a Phase 1 clinical trial, which we believe is the first Phase 1 clinical trial with an asparaginase-based product candidate to show an acceptable safety profile, we commenced a Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer in 2014. In March 2017, we reported top-line results of the study showing improvement in overall and progression-free survival rates for patients treated with eryaspase in combination with chemotherapy as compared to treatment with eryaspase alone. The hazard ratio for overall survival in the entire patient population was 0.60 (nominal p-value = 0.008), meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. We presented the full results of this trial at the ESMO Congress in Madrid, Spain in September 2017. We believe this clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. This trial forms the basis for our strategy to explore the further development of eryaspase for the treatment of pancreatic cancer and other solid tumor indications. Subsequently, we launched a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer, which we refer to as the TRYbeCA-1 trial. Patient enrollment for the TRYbeCA-1 trial commenced in September 2018 in Europe and after receipt of IND approval from the FDA, we have established clinical sites in the United States which are open for patient enrollment. We plan to enroll approximately 500 patients at approximately 100 clinical sites in Europe and the United States (including approximately 20 sites in the United States). To date, we have obtained clinical trial authorizations in the United States and from 11 European countries and we are actively recruiting and open for patient enrollment at more than 65 clinical sites in Europe and in the United States. As of the end of February 2020, more than two-thirds of the approximately 500 patients to be enrolled in the trial have been randomized. We expect to report interim data from the TRYbeCA-1 trial in the third quarter of 2020. The trial will either continue toward a final analysis, expected in the first half of 2021 or will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In the event the primary endpoint is met at the time of the interim analysis, we intend to complete the full analysis of the trial results and proceed toward preparing both a MAA and a BLA for eryaspase in Europe and the United States, respectively.

Background and Potential for L-asparaginase as a Treatment for Pancreatic Cancer

We estimate there are approximately 150,000 new cases of pancreatic cancer diagnosed each year in Europe and the United States. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10%, and is one of the fastest growing cancer indications. According to estimates published by the American Cancer Society, pancreatic cancer is currently the fourth largest cause of cancer deaths in the United States. According to an article published in the scientific journal Cancer Research in 2014, pancreatic cancer is projected to surpass colon and breast cancer to become the second largest cause of cancer deaths by 2030. The following table summarizes the number of estimated cases and deaths in the United States in 2017 and 2030 in various solid tumor indications, as well as the five-year survival rate of each type of cancer for the years 2006 through 2012.

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

Phase 2b Clinical Trial for Eryaspase for the Treatment of Second-Line Metastatic Pancreatic Cancer

In 2014, we commenced a multi-center, open-label, randomized Phase 2b clinical trial to evaluate the efficacy of eryaspase as a second-line treatment for patients with metastatic pancreatic cancer. The trial was conducted at 16 sites in France and performed in collaboration with the Groupe Coopérateur Multidisciplinaire en Oncologie. Professor Pascal Hammel, a gastroenterologist-oncologist at Beaujon Hospital in Paris, was the principal investigator of the trial. The original recruitment objective was 90 patients. In February 2016, we elected to continue to enroll patients to increase the statistical power of the trial. In September 2016, we completed enrollment of 141 patients in this trial. In March 2017, we reported positive top-line results from this trial, which also included three data safety monitoring board, or DSMB, safety reviews. In September 2017, we presented the full results of this trial at the ESMO Congress in Madrid, Spain and the results of the trial were published in the European Journal of Cancer in November 2019.

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

Efficacy Results

The primary objectives of the trial were met, with an overall survival HR of 0.65 and a progression-free survival HR of 0.72 in the patient population with no or low ASNS expression levels. This sub-group of the patient population constituted approximately 70% of the trial population. There was also an overall survival benefit in the entire patient population, with a statistically significant overall survival HR of 0.60 (nominal p-value = 0.008), meaning that a reduction in risk of death rate of 40% was observed. The graph below shows the Kaplan-Meier overall survival curve of the trial in the entire patient population. A Kaplan-Meier plot is a graphical statistical method commonly used to describe survival characteristics. Similar results were observed for progression-free survival.

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

Ongoing – TRYbeCA-1 Trial

Following our positive Phase 2b clinical trial results, we launched TRYbeCA-1, a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer. The TRYbeCA-1 trial is evaluating eryaspase in combination with standard chemotherapy, compared to standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) alone, in approximately 500 patients at approximately 100 clinical sites in Europe and the United States (including approximately 20 sites in the United States). Patients who meet the eligibility criteria are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/abraxane or irinotecan-based regimen) or chemotherapy alone until disease progression. The primary endpoint is overall survival. The main secondary endpoints include progression-free survival, objective response rate, disease control rate, quality of life and safety. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe and we received the acceptance by the FDA of our IND application to extend the trial to the United States in May 2019. To date, we have obtained clinical trial authorizations in the United States and from 11 European countries and we are actively recruiting and open for patient enrollment at more than 65 clinical sites in Europe and in the United States. As of the end of February 2020, more than two-thirds of the approximately 500 patients to be enrolled in the trial have been randomized.

We expect to conduct an interim analysis when approximately two-thirds of overall survival events (i.e. two-thirds of the number of deaths required to make the final analysis of the overall survival in the trial) have occurred. The IDMC reviewed the safety data of the first 150 patients enrolled and treated in the TRYbeCA-1 trial. No safety issues were identified and the IDMC recommended that we continue the trial as planned. We expect to report interim data from the TRYbeCA-1 trial in the third quarter of 2020. The trial will either continue toward a final analysis, expected in the first half of 2021 or will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In the event the primary endpoint is met at the time of the interim analysis, we intend to complete the full analysis of the trial results and proceed toward preparing both a MAA and a BLA for eryaspase in Europe and the United States, respectively.

Next Steps in Pancreatic Cancer

We are supporting a proof-of-concept investigator-sponsored Phase 1 clinical trial evaluating the safety of eryaspase in combination with FOLFIRINOX for the treatment of first-line pancreatic cancer patients in the second half of 2020, as well as in other indications of pancreatic cancer. Georgetown Lombardi Comprehensive Cancer Center, the sponsor of the trial, has submitted an IND to the FDA. With this in mind, we have initiated further preclinical work to assess the combinability of eryaspase with other compounds used in the treatment of pancreatic cancer patients.

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

Ongoing and Planned Clinical Development in Triple Negative Breast Cancer and Other Solid Tumors

Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications and selected metastatic TNBC as the next indication to evaluate in order to expand the potential use of eryaspase in solid tumors. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen and progesterone receptors and do not overexpress HER2. Scientific literature estimates that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a Phase 2 proof-of-concept clinical trial in this indication in Europe, which we refer to as the TRYbeCA-2 trial. The trial is now open for enrollment in four European countries and we announced enrollment of the first patient in June 2019. As of December 31, 2019, 11 patients were enrolled in Europe for the TRYbeCA-2 trial. The TRYbeCa2 trial, will evaluate eryaspase in combination with chemotherapy, compared to chemotherapy alone in approximately 64 patients. The primary endpoint of the trial is objective response rate. The main secondary endpoints of the trial include progression free survival, metabolic response, safety and biomarkers. We expect to report final data from the TRYbeCA-2 trial in 2021.

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

Despite our ceasing clinical development efforts in this indication, an investigator-sponsored trial, initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO, is still ongoing. The Phase 2 trial was expected to enroll approximately 30 patients at 22 sites across seven Nordic and Baltic countries. The trial protocol was amended in 2019 to increase the number of patients to be recruited up to 50 patients. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. We expect interim data from the NOPHO trial to be available in the first half of 2020 and final results in the second half of 2020.

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

In 2017, we presented preclinical data with our product candidate erymethionase, which consists of MGL in red blood cells, at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium and the American Association for Cancer Research conferences. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy. We are also evaluating eryminase, which consists of ADI encapsulated inside red blood cells, as a potential product candidate for further clinical development. In 2017, we entered into a research collaboration with the Fox Chase Cancer Center to advance the preclinical development of erymethionase for the treatment of homocystinuria and with Queen’s University of Canada to advance the preclinical development of eryminase for the treatment of arginase-1-deficiency. In September 2017, we presented early preclinical data on both programs at the 13th International Congress of Inborn Errors of Metabolism (ICIEM).

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

Our primary production facility for Europe is based in Lyon, France. This production facility complies with European cGMP. We have extended the capacity of our Lyon facility in July 2019 to ensure supply in our ongoing and future clinical trials, as well as anticipated early commercial needs, if eryaspase is approved for marketing. We believe our current leased space is sufficient to meet our current needs in Europe.

For our clinical trials in the United States, we started manufacturing GMP-compliant batches out of our manufacturing facility in Princeton, New Jersey in the fourth quarter of 2019. This manufacturing facility was designed with the ability to scale production to supply eryaspase to meet our anticipated clinical trial needs, including our supply requirements for U.S. patients in the TRYbeCA-1 trial, and for our anticipated initial commercial needs in the United States if eryaspase is approved. In connection with the transition to our Princeton facility, we closed our small production facility in Philadelphia, Pennsylvania in January 2020.

We believe our production facilities will be sufficient to supply eryaspase for our ongoing Phase 2 and Phase 3 clinical trials and for our anticipated initial commercial needs of eryaspase in Europe and the United States, in the event we receive appropriate marketing authorizations.

In Europe, we purchase packed red blood cells from the French Blood Agency (Ėtablissement Français du Sang) and the German Red Cross Blood Donor Service. In the United States, we have supply agreements with the American Red Cross and the New York Blood Center.

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

In May 2011, we entered into a worldwide supply agreement, as subsequently amended on April 4, 2014 and July 25, 2016, which we refer to as the 2011 Medac Agreement, under which Medac has agreed to supply us with their new, recombinant free-form L-asparaginase, called Spectrila, for which Medac obtained a European marketing approval in 2016. The 2011 Medac Agreement includes an exclusivity period, starting from the date of commercial authorization of eryaspase/GRASPA for a duration of five years. The term of the 2011 Medac Agreement is until December 2028, provided, that Medac is entitled, upon expiration of the five-year exclusivity period, to terminate the agreement, upon five years’ notice, in the event its supplier of the recombinant formulation of L-asparaginase discontinues supplying to Medac. The July 2016 amendment nullified the clauses providing that we could have been forced to refrain from any form of promotion of eryaspase/GRASPA if such product was produced from a new formulation of asparaginase registered and marketed prior to eryaspase/GRASPA as a first-line treatment. We are exclusively using this new recombinant formulation of L-asparaginase in eryaspase for new indications, including our ongoing clinical trials for pancreatic cancer, and no longer intend to use the native form of asparaginase for eryaspase.

Commercialization

As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of the approved products. We generally expect to retain commercial rights to our product candidates, but we will also evaluate collaborative arrangements with third parties for the commercialization and distribution of our product candidates for specified indications and in specified territories where appropriate. We previously entered into collaborations with Teva for the distribution of GRASPA as a treatment of ALL in Israel, and with Orphan Europe, part of the Recordati Group, for the distribution of GRASPA as a treatment of ALL and AML in Europe. As a consequence of our withdrawal of the MAA for ALL and our decision to focus on solid tumors, our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us. The agreement with Teva is still in effect, but, at this time, there are no current ongoing obligations under the agreement. With the exception of Israel, we have retained worldwide rights to commercialize eryaspase for the treatment of all indications, including ALL, pancreatic cancer and TNBC. We have retained worldwide commercial rights for all of our other product candidates.

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 15 patent families we own in our own name with more than 270 granted patents, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED (OR ALLOWED/ACCEPTED)
RBC Encapsulation Platform	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, South Korea, India, Canada, Russia, Hong Kong, Mexico, GCC, Israel
Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, South Korea, China, India, United Arab Emirates, GCC, Russia Canada, Hong Kong
Other Onco-metabolism	4	2026 2034 - 2035 2035 - 2036 2038	Europe, Japan, China, Canada, South Korea, Australia, United States, Hong Kong, Israel, Russia, GCC
Rare Metabolic Disorders	3	2028 2033 - 2034 2037 - 2038	Europe, Israel
Immunology	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, South Korea, Europe, United States, Japan, United Arab Emirates, Canada, Hong Kong
Small Molecule	1	2028 - 2029	Europe, Israel, China, Australia, Singapore, South Korea, Canada, Hong Kong

*

This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe, Japan and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment (PTA) and/or patent term extension (PTE).

Of our 15 patent families, 12 patent families currently include at least one issued patent.

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

In addition to patent protection, we have trademark protection in many countries for our name, logo and several product candidates. None of our trademarks are subject to a third-party license.

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

In general, eryaspase will be positioned as an add-on to standard chemotherapeutic regimens. In pancreatic adenocarcinoma, gemcitabine-based (e.g. gemcitabine and nab paclitaxel, Celgene’s Abraxane) and fluoropyrimidine-based (e.g. FOLFIRINOX, comprised of fluorouracil, leucovorin, irinotecan and oxaliplatin) chemotherapy regimens are standards of care for the first-line treatment of patients with metastatic disease. Our ongoing TRYbeCA-1 trial in second-line metastatic pancreatic adenocarcinoma is evaluating the addition of eryaspase to both (i) gemcitabine and Celgene’s Abraxane in patients whose disease has progressed on a prior fluoropyrimidine-based chemotherapy and (ii) an irinotecan-based regimen, including the approved liposomal formulation of irinotecan, Ipsen/Servier’s Onivyde, in combination with flurouracil and leucovorin in patients whose disease has progressed on a prior gemcitabine-based regimen. If approved, we anticipate that eryaspase will be used in combination with gemcitabine-based and irinotecan-based regimens.

Depending on the results of the TRYbeCA-1 trial, we believe eryaspase has the potential to be seen as competitive to or as a combination partner for many of these agents. Eryaspase could potentially face competition from several investigational agents currently being evaluated in metastatic patients who have progressed on previous first-line chemotherapy. These include, but are not limited to, Eleison Pharmaceuticals’ glufosfamide, SynCore Biotechnology’s EndoTAG-1, BMS/Five Prime Therapeutics’ cabiralizumab, Tyme Technologies’ SM-88 and BioLineRx’ BL-8040. Eryaspase could also potentially compete with agents being evaluated in combination with standard chemotherapy regimens for the first-line treatment of metastatic disease. These include, but are not limited to, Rafael Pharmaceuticals’ CPI-613, Apexigen’ APX005M and Astellas’ zolbetuximad.

In TNBC, we expect eryaspase to be used in combination with various chemotherapy agents that are used to treat metastatic triple negative disease, including taxanes (paclitaxel, docetaxel and Celgene’s Abraxane), capecitabine, and Eisai’s Halaven. Eryaspase could potentially face competition from small molecule poly-ADP ribose polymerase (PARP) inhibitors, including, but not limited to, AstraZeneca/Merck’s Lynparza and Pfizer’s Talzenna, which received FDA approval for the treatment of germline BRCA mutant metastatic breast cancer in 2018; PD-1/PD-L1 antibodies, including, but not limited to, Roche’s Tecentriq which was approved in 2019 by the FDA for metastatic TNBC; and other molecules in development, including, but not limited to, Immunomedics’ sacituzumab govitecan, Roche’s ipatasertib, Astrazeneca’ capivasertib and Seattle Genetics’ ladiratuzumab vedotin.

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

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

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

The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it has not yet become applicable. The entry into application of the Regulation is expected to occur at some point in 2020 (its enactment will occur six months after the publication of a notice delivered by the European Commission on the European Union clinical trial portal and database). Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

European Union Marketing Authorizations

In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein),medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. Marketing Authorizations may be granted either centrally (Community MA) or nationally (National MA).

The Community MA is issued centrally by the European Commission through the Centralized Procedure, based on the opinion of the CHMP of the EMA and is valid throughout the entire territory of the EEA.

Regulation (EC) No 726/2004 of the European Parliament and of the Council of 31 March 2014 provides for the Centralized authorization procedure. The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, or ATMPs, such as gene therapy, somatic cell therapy or tissue-engineered medicines.

Under Article 3 of the Regulation (EC) No 726/2004, the Centralized procedure is optional for any medicinal product not appearing in the Annex if: (1) the medicinal product contains a new active substance which, on the date of entry into force of this Regulation, was not authorized in the Community; or (2) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in accordance with this Regulation is in the interests of patients or animal health at Community level.

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

Market exclusivities

The European Union also provides opportunities for market exclusivity. For example, under Article 14(11) of the Regulation (EC) No 726/2004, without prejudice to the law on the protection of industrial and commercial property, medicinal products for human use which have been authorized in accordance with the provisions of this Regulation shall benefit from an eight-year period of data protection and an additional two-year period of marketing protection, which may be extended further one year period, taking the total regulatory exclusivity period to a maximum of 11 years if, during the first eight years of regulatory exclusivity, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

Pediatric clinical trials

Under European law, medicinal products for use in the pediatric population are eligible for rewards and incentives. Under Regulation No 1901/2006, when the intention is to apply for an MA in accordance with Article 7(1) (a) or (d), Article 8 or Article 30, a Paediatric

Investigation Plan, or PIP, must be drawn up and submitted to the EMA with a request for agreement, unless a deferral or waiver applies (e.g., because the relevant disease or condition occurs only in adults) (Article 7).

Pursuant to Regulation (EC) No. 1901/2006, all applications for MA for new medicines must include, in addition to the particulars and documents referred to in Directive 2001/83/EC, the results of all studies performed and details of all information collected in compliance with a PIP, agreed between regulatory authorities and the applicant, unless the medicine is exempt because of a deferral or waiver of the EMA. Before the EMA is able to begin its assessment of a Community MA application, it will validate that the applicant has complied with the agreed PIP. The applicant and the EMA may, where such a step is adequately justified, agree to modify a PIP to assist validation. Modifications are not always possible; may take longer to agree than the period of validation permits; and may still require the applicant to withdraw its marketing authorization application and to conduct additional non-clinical and clinical studies.

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

Orphan designation

Under Article 8 of the Regulation (EC) No 141/2000, products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no similar medicinal product may be placed on the market for the same therapeutic indication. Under Article 37 of the Regulation (EC) No 1901/2006, an orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies (in this case for orphan medicinal product no extension to any supplementary protection certificate can be granted, see further detail below).

Under Article 3 of the Regulation (EC) No 141/2000, a medicinal product may be designated as orphan if: (1) (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (b) it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the medicinal product in the European Union would generate sufficient return to justify the necessary investment; and (2) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition, as defined in Regulation (EC) 847/2000.

Pursuant to Regulation (EC) No. 847/2000 of April 27, 2000 laying down the provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product and definitions of the concepts “similar medicinal product” and “clinical superiority”, an application for the designation of a medicinal product as an orphan drug may be submitted at any stage of development of the medicinal product before filing of an MA application.

Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and scientific assistance for study proposals (Articles 6 and 9). The application for orphan medicinal product designation must be submitted before the application for marketing authorization (Article 5). The applicant will receive a fee reduction for the marketing authorization application if the orphan medicinal product designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established, in respect of the medicinal product concerned, that the above-mentioned criteria for orphan medicinal product designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity (Article 8).

Notwithstanding the foregoing, an MA may be granted, for the same therapeutic indication, to a similar medicinal product if:

•	the holder of the MA for the original orphan medicinal product has given its consent to the second applicant;
•	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the medicinal product; or
•

the second applicant can establish in the application that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.

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

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

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

“Anti-gift”: The French Public Health Code also contains “anti-gift” provisions setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or rewards are lawful. The provisions resulting from an Act No. 2011-2012 were amended by an Order No. 2017-49 of January 19, 2017 ratified by the Law 2019-774 of July 24, 2019 which notably extended their application to a broader range of legal and physical persons - including social media influencers, specified the scope of the operations excluded from the prohibition and those authorized under some conditions, and provided for a new authorization process. The changes of the “anti-gift” rules were aimed to enter into force on a date provided by decree or, at the latest, on July 1, 2018. In the absence of implementing texts to date, the new provisions (Articles L. 1453-3 to L. 1453-12 PHC) entered into force on July 1, 2018. Some of the implementing texts are still missing. In the meantime, since the former implementing provisions (article R. 4113-104 and seq. PHC) have not been abrogated they remain applicable to the extent that they are accurate and not in contradiction with the new enacted rules. Some of the new legal provisions can already be applied without awaiting the new implementing provisions.

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

Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the case of GRASPA, we have entered into distribution arrangements with Orphan Europe and Teva for marketing in Europe and Israel, respectively, and those third parties will be responsible for obtaining coverage and reimbursement for GRASPA in those territories if it is approved. Our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us. The agreement with Teva is still in effect, but, at this time, there are no current ongoing obligations under the agreement. Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations.

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

For example, the ACA has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace ACA will impact ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, including the BBA, will stay in effect through 2029 unless additional Congressional action is taken. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures andhas implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning on January 1, 2020. The final rule codified a CMS policy change that was effective January 1, 2019. While some of these and other proposed measures may require authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

•

the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government through civil whistleblower or qui tam actions, and civil monetary penalty lawsprohibits individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

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

•

the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members;

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

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our principal executive offices are located at 60 Avenue Rockefeller, 69008 Lyon, France. We lease office and laboratory space, which together consist of approximately 1,400 square meters, in Lyon, France. The lease for this facility expires in June 2024, and we have the ability to terminate the lease early in June 2021. In July 2019, we entered into another lease in Lyon, France for additional offices and laboratory space, which together will consist of approximately 3,000 square meters. The lease for this facility expires in June 2029, and we will have the ability to terminate the lease either in June 2025 or June 2028. We believe our current leased space is sufficient to meet our current needs in Europe.

In February 2016, we opened our U.S. office in Cambridge, Massachusetts. We currently lease 6,289 square feet of office space in Cambridge, Massachusetts under a lease that expires in June 2029. In 2018, we entered into a lease for 3,000 square meters of manufacturing and office space in Princeton, New Jersey, under a lease that expires in June 2029. Our Princeton manufacturing facility in Princeton has been able to produce GMP-compliant batches since the fourth quarter of 2019. Additionally, our Princeton manufacturing facility was designed with the ability to scale production to supply eryaspase to meet our anticipated clinical trial needs, including for supply requirements for U.S. patients in the TRYbeCA-1 trial, and for our anticipated initial commercial needs in the United States, if eryaspase receives approval. Following the opening of our Princeton manufacturing facility, we terminated our agreement with the American Red Cross for the use of a manufacturing facility in Philadelphia, Pennsylvania in January 2020.

We believe our production facilities will be sufficient to supply eryaspase for our ongoing Phase 2 and Phase 3 clinical trials and to meet our anticipated initial commercial needs for eryaspase in Europe and United States, if approved.

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

Our primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival. Our lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 clinical development for the treatment of triple-negative breast cancer. We have also developed erymethionase, a preclinical product candidate, which consists of methionine-gamma-lyase encapsulated in red blood cells to target methionine-dependent cancers. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy.

We are also exploring the use of our ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme therapies (ERYZYME).

We produce product candidates at our GMP-approved manufacturing sites in Lyon, France and in Princeton, New Jersey, United States.

We have never generated any revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete development of, obtain marketing approval for and commercialize our product candidates. Clinical development, regulatory approval and commercial launch of a product candidate can take several years and are subject to significant uncertainty. Historically, we have financed our operations and growth through issuances of share capital and convertible bonds (converted into shares in 2013) and through conditional advances and subsidies from Bpifrance Financement (formerly Oséo), part of

BPI France, a French public investment bank and from research tax credits. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, from which we raised €17.7 million in gross proceeds, and in October 2014, we raised an additional €30 million in gross proceeds from the issuance of additional ordinary shares. We also conducted three private placements with institutional investors in the United States and in Europe in December 2015, December 2016 and April 2017, raising €25.4 million, €9.9 million and €70.5 million in gross proceeds, respectively.

In November 2017, we completed a global offering of an aggregate of 6,180,137 ordinary shares, including the full exercise of the underwriters’ options to purchase additional shares, for gross proceeds of $143.7 million. The global offering consisted of a U.S. initial public offering of 5,389,021 American Depositary Shares, or ADSs, where each ADS represents one ordinary share, and a concurrent private placement in Europe and other countries outside of the United States and Canada of 791,116 ordinary shares. Our net proceeds from the global offering were approximately €112.1 million ($130.4 million). In connection with our 2017 global offering, our share capital increased by €618,013.70 with a corresponding increase of €122,984,726 in our share premium.

Since our inception in 2004, we have incurred significant operating losses. Our net loss was €33.5 million, €38.2 million and €62.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. We had a consolidated accumulated deficit of €199.3 million as of December 31, 2019, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and advance our clinical development programs in Europe and the United States. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone payments, if any, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

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

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations until February 2021. We may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002 as amended, statutory consolidated financial statements were prepared in accordance with IFRS, as adopted by the European Union for the years ended December 31, 2017, 2018 and 2019 and were approved and authorized for issuance by our board of directors on March 9, 2018, March 8, 2019 and March 12, 2020, respectively.

The consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on March 12, 2020.

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

Other Income

Our other income consists of research tax credits and revenues from licenses or other contracts, and in particular, our agreements with SQZ Biotechnologies and Orphan Europe. Our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us.

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

The main characteristics of the CIR are the following:

•	the CIR results in a cash inflow from the tax authorities paid directly to us as we are not subject to corporate income tax;
•	a company’s corporate income tax liability does not limit the amount of the CIR -a company that does not pay any corporate income tax can request direct cash payment of the research tax credit; and
•	the CIR is not included in the determination of the corporate income tax.

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

Subsidies

We have received financial assistance from BPI France and other governmental organizations in connection with the development of our product candidates. BPI France’s mission is to provide assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies. Such funding is intended to finance our research and development efforts and the recruitment of specific personnel.

We account for non-refundable subsidies as other income ratably over the duration of the funded project. Funds are recognized in other income in our consolidated statement of income (loss) for the fiscal year in which the financed expenses were recorded. Through December 31, 2019, we received €2,738 thousand in non-refundable subsidies, mainly from BPI France. For the year ended

December 31, 2019, we recognized an income of €294 thousand in accordance with the TEDAC agreement signed with BPI France. This amount was received in 2020.

Revenue from Licenses or Other Contracts

Partnership with Orphan Europe on Acute Myeloid Leukemia

In November 2012, we entered into a marketing agreement with Orphan Europe, a subsidiary of the Recordati group, to market and distribute GRASPA® for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union. Because of the withdrawal of the MAA for ALL and the Company’s strategic re-focus on solid tumors, our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us.

Partnership with Orphan Europe for NOPHO clinical trial

Pursuant to the terms of our distribution agreement, Orphan Europe agreed to finance the NOPHO trial for a total amount of €600 thousand. We recognized revenues related to this partnership under “other income” in our statement of income (loss).

License agreement with SQZ Biotechnologies

Pursuant to the terms of our license agreement with SQZ Biotechnologies, we granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. In accordance with IFRS 15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property. Consequently, the income is recognized when SQZ Biotechnologies can begin to use the licensed intellectual property. We recognized the upfront payment of $1 million under “other income” in our statement of income (loss) for 2019.

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

Under our license and distribution agreement with Orphan Europe related to the development of eryaspase for the treatment of AML, , which has been subsequently terminated, we re-invoiced, with no margin, some of the clinical costs that we incurred from external providers. In application of IAS 18 Revenue in 2017 and IFRS 15 Revenue from contracts with customers in 2018 and 2019, we considered that, within the context of our agreement with Orphan Europe, we acted as agent regarding these re-invoiced external costs, as:

•

We did not have primary responsibility for provision of the goods or services, and the majority of services were provided by third parties. Costs of CROs were the most significant external costs, and such costs were directly invoiced to Orphan Europe. We were directly invoiced only for secondary services.

•	We did not bear any inventory risk.
•

We had no capacity to determine prices, as all of the external costs were re-invoiced for the exact amount of the initial invoice, with no margin, and we were not affected by any price changes applied by the suppliers.

•	We bore a credit risk that we did not consider to be significant.

Consequently, the re-invoicing of these external costs to Orphan Europe was presented as a decrease in corresponding research and development expenses incurred by us.

General and Administrative

General and administrative expense consists primarily of personnel costs including share-based compensation for personnel other than employees engaged in scientific research and development functions. General and administrative expense also consists of fees for professional services, mainly related to audit, IT, accounting, recruitment and legal services, communication and travel costs, real-estate leasing costs, office furniture and equipment costs, allowance for amortization and depreciation, directors’ remuneration, insurance costs and overhead costs, such as postal and telecommunications expenses.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates.

Financial Income (Expense)

Financial income (expense) relates primarily to interest and other expense for loans and other financial debts, including leases, offset by income received from cash and cash equivalents, as well as foreign exchange gains and losses related to exchange rate differences on cash held in U.S. dollars as of December 31, 2019 and our purchases of services in U.S. dollars.

Our cash and cash equivalents have been deposited primarily in cash accounts, money market funds and term deposit accounts with short maturities and therefore generate only a modest amount of interest income. We expect to continue this investment philosophy in the future.

A. Operating Results

Comparison of the Years Ended December 31, 2018 and 2019

Operating Income

We generated operating income of €4,447 thousand in 2018 and €5,283 thousand in 2019. The components of our operating income are set forth in the table below.

	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019
	(in thousands of €)
Revenues	—	—
Other income
Research Tax Credit	4,375	3,915
Subsidies	—	294
Revenues from licenses or other contracts	72	1,074
Total operating income	4,447	5,283

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized as operating income.

The CIR recognized for the year ended December 31, 2019 was received in cash in 2020.

Revenues from licenses or other contracts are primarily associated with our partnership with Orphan Europe in 2018 and with our license agreement with SQZ Biotechnologies in 2019.

Research and Development Expenses

In 2019, our research and development expenses increased from €33,468 thousand to €52,193 thousand, an increase of 55.9% compared to 2018.

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

	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019
	(in thousands of €)		% CHANGE
ERYASPASE	12,883	22,740	77%
ERYMETHIONASE / ERYMINASE	2,472	2,027	(18%)
ERYMMUNE	389	275	(29%)
ERYZYME	256	7	(97%)
Total direct research and development expenses	16,000	25,049	57%
Consumables	938	2,917	211%
Rental and maintenance	793	1,292	63%
Services, subcontracting and consulting fees	4,532	4,413	(3%)
Personnel expenses (1)	10,914	14,967	37%
Depreciation and amortization expense	233	3,508	1,407%
Other	58	47	(19%)
Total indirect research and development expenses	17,468	27,144	55%
Total research and development expenses (2)	33,468	52,193	56%

(1)	Includes €1,158 thousand and €688 thousand related to share-based compensation expense for 2018 and 2019, respectively.
(2)	€23,965 thousand and €44,398 thousand of this amount are related to clinical trials for 2018 and 2019, respectively.

The increase of research and development expenses of €18,725 thousand from 2018 to 2019 was mainly due to:

•

A €9,857 thousand increase in costs related to eryaspase because of (i) our decision to cease development programs related to ALL and to shift our focus to the treatment of solid tumors and (ii) the initiation of our TRYbeCA-1 trial, which began in September 2018; and

•

A €4,053 thousand increase in personnel expenses, mainly related to an increase in headcount of our research and development workforce, especially in manufacturing and supply, in connection with our ongoing clinical trials and particularly, the launch of the TRYbeCA-1 trial in September 2018. The average number of full-time employees allocated to our research and development workforce was 99 in 2018 and 156 in 2019.

•

A €3,275 thousand increase in depreciation and amortization expenses, mainly related to our commissioning of the new manufacturing facility in Princeton, New Jersey in 2019 and the recognition of an impairment on a production process recognized in intangible assets.

General and Administrative Expenses

In 2019, our general and administrative expenses increased from €14,600 thousand to €17,164 thousand, an increase of 18% compared to 2018.

Our general and administrative expenses are broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019
	(in thousands of €)		% CHANGE
Consumables	33	527	15%
Rental and maintenance	1,584	1,117	(29)%
Services, subcontracting, and consulting fees	5,409	7,964	47%
Personnel expenses (1)	5,925	6,331	7%
Depreciation and amortization expense	529	751	42%
Other (2)	1,122	474	(58)%
Total general and administrative expenses	14,600	17,164	18%
(1)	Includes €849 thousand and €522 thousand related to share-based compensation expense for 2018 and 2019, respectively.
(2)	Includes €442 thousand and €149 thousand related to share-based compensation expense (warrants allocated to directors and to the chairman of the board) for 2018 and 2019, respectively.

The increase of general and administrative expenses of €2,564 thousand from 2018 to 2019 was mainly due to a €2,555 thousand increase in service and consulting fees, mainly related to costs linked to the establishment of our Princeton, New Jersey manufacturing facility.

Financial Income (Loss)

Our financial income resulted in a profit of €1,414 thousand in 2019, as compared to a profit of €5,399 thousand in 2018 and is broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019
	(in thousands of €)
Financial income	5,427	2,947
Financial expenses	(29)	(1,533)
Financial income	5,399	1,414

The financial income related mainly to:

•	Foreign currency gains generated by the conversion into euros of our U.S. dollar bank account of €1,815 thousand in 2019 as compared to €3,993 thousand in 2018;
•	A gain on investment currency transactions on swaps of €1,124 thousand in 2019 compared to €1,254 thousand in 2018; and
•	Foreign currency loss on the loan in U.S. dollars from us to our U.S. subsidiary in the amount of €1,035 thousand (no corresponding charge during the comparative period);

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

The CIR recognized for each of the years ended December 31, 2017 and 2018 was received in cash in 2019.

Other income totaled €178 thousand and €72 thousand in 2017 and 2018, respectively. These amounts represent the sum of internal costs incurred by us within the context of the AML and the NOPHO studies, which were re-invoiced to Orphan Europe.

Research and Development Expenses

In 2018, our research and development expenses increased from €25,463 thousand to €33,468 thousand, an increase of 31.4% compared to 2017.

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

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)		% CHANGE
ERYASPASE	10,264	12,883	26%
ERYMETHIONASE / ERYMINASE	2,378	2,472	4%
ERYMMUNE	146	389	167%
ERYZYME	99	256	158%
Total direct research and development expenses	12,887	16,000	24%
Consumables	663	938	42%
Rental and maintenance	628	793	26%
Services, subcontracting and consulting fees	3,028	4,532	50%
Personnel expenses (1)	7,916	10,914	38%
Depreciation and amortization expense	259	233	(10%)
Other	81	58	(28%)
Total indirect research and development expenses	12,575	17,468	39%
Total research and development expenses (2)	25,463	33,468	31%

(1)	Includes €833 thousand and €1,158 thousand related to share-based compensation expense for 2017 and 2018, respectively.
(2)	€19,476 thousand and €23,965 thousand are related specifically to clinical studies for 2017 and 2018, respectively.

The increase of research and development expenses of €8,004 thousand from 2017 to 2018 was mainly due to:

•

A €2,619 thousand increase in costs related to eryaspase due to (i) our decision to cease development programs related to ALL and to shift our focus to solid tumors. and (ii) the initiation of our TRYbeCA-1 trial in September 2018; and

•

A €2,998 thousand increase in personnel expenses, mainly related to an increase in headcount of our research and development workforce, especially in pharmaceutical operations and preclinical departments. This increase was directly linked to our ongoing preclinical and clinical trials and particularly, the launch of the TRYbeCA-1 trial in September 2018. The average number of full-time employees allocated to our research and development workforce was 71 in 2017 and 99 in 2018.

General and Administrative Expenses

In 2018, our general and administrative expenses increased from €8,791 thousand to €14,600 thousand, an increase of 66% compared to 2017.

Our general and administrative expenses are broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)		% CHANGE
Consumables	148	33	(78%)
Rental and maintenance	894	1,584	77%
Services, subcontracting, and consulting fees	2,867	5,409	89%
Personnel expenses (1)	3,688	5,925	61%
Depreciation and amortization expense	266	529	99%
Other (2)	927	1,122	21%
Total general and administrative expenses	8,791	14,600	66%
(1)	Includes €936 thousand and €849 thousand related to share-based compensation expense for 2017 and 2018, respectively.
(2)	Includes €300 thousand and €442 thousand related to share-based compensation expense (warrants allocated to directors) for 2017 and 2018, respectively.

The increase of general and administrative expenses of €5,809 thousand from 2017 to 2018 was mainly due to:

•

A €2,237 thousand increase in personnel expenses, mainly related to the increase of the average number of full-time employees. The average number of full-time employees allocated to our general and administrative workforce was 25 in 2017 and 39 in 2018; and

•	A €2,542 thousand increase in service and consulting fees, mainly related to an increase of legal and internal control fees as a result of our status as a U.S. public company since November 2017.

Financial Income (Loss)

Our financial income resulted in a profit of €5,399 thousand in 2018, as compared to a loss of €2,644 thousand in 2017 and is broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2017	2018
	(in thousands of €)
Financial income	539	5,427
Financial expenses	(3,183)	(29)
Financial income (loss)	(2,644)	5,399

The financial income (loss) related mainly to:

•	foreign currency exchange gains and losses:
o	In 2017, we recognized a loss of €3,026 thousand (of which €3,159 was generated by the conversion into euros of our U.S. dollar bank accounts); and
o

In 2018, we recognized a foreign currency gain of €3,993 thousand (of which €3,981 thousand was generated by the conversion into euros of our U.S. dollar bank account) and a gain on cross-currency swap transaction of €1,254 thousand; and

•	interest income from short-term deposits (€539 thousand in 2017 and €163 thousand in 2018).

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our consolidated financial statements are described below. See Note 3 and Note 4 to our consolidated financial statements for a description of our other significant accounting policies.

Share-Based Compensation

We have six share-based compensation plans for employees and non-employees, the 2012 Plan, the 2014 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2019 Plan.

As of December 31, 2019, we have granted share-based compensation under these plans to certain employees as well as to members of our board of directors in the form of free shares (Actions gratuites, or AGA), stock options, or SOs, share warrants (Bons de Souscription d’Actions, or BSA) and founder’s share warrants (Bons de Souscription de Parts de Créateur d’Entreprise, or BSPCE) with the following exercise prices and on each of the grant dates reflected below.

AWARDS	GRANT DATE	NUMBER OF AWARDS GRANTED	EXERCISE PRICE PER SHARE	ORDINARY SHARE FAIR MARKET VALUE PER SHARE AT GRANT DATE
BSA 2012	May 31, 2012	2,027	€7.362	—
BSPCE 2012	May 31,2012	7,434	€7.362	—
BSA 2012	August 3, 2012	1,539	€7.362	—
BSA 2012	July 18, 2013	459	€7.362	€10.27
BSPCE 2012	July 18, 2013	13,177	€7.362	€10.27
BSPCE 2014	January 22, 2014	12,000	€12.250	€12.77
BSA 2012	July 17, 2014	1,000	€7.362	€14.90
BSPCE 2012	July 17, 2014	13,176	€7.362	€14.90
BSA 2012	April 29, 2015	2,150	€7.362	€31.19
BSPCE 2014	June 23, 2015	2,500	€12.250	€32.75
BSA 2014	June 23, 2015	3,000	€12.250	€32.75
BSA 2012	August 31, 2015	3,585	€7.362	€37.52
BSPCE 2014	May 6, 2016	5,000	€12.250	€24.75
AGA 2016	October 3, 2016	111,261	—	€18.52
SOP 2016	October 3, 2016	44,499	€18.520	€18.52
BSA 2016	October 3, 2016	45,000	€18.520	€18.52
AGA 2016	January 8, 2017	15,000	—	€13.60
BSA 2016	January 8, 2017	15,000	€13.60	€13.60
SOP 2016	January 8, 2017	3,000	€15.65	€15.65
AGA 2016	June 27, 2017	8,652	—	€26.47
SOP 2016	June 27, 2017	18,000	€26.47	€26.47
AGA 2017	June 27, 2017	74,475	—	€26.47
SOP 2017	June 27, 2017	22,200	€26.47	€26.47
BSA 2017	June 27, 2017	55,000	€26.47	€26.47
AGA 2016	October 3, 2017	16,650	—	€24.48
SOP 2016	October 3, 2017	30,000	€23.59	€23.59
AGA 2016	January 7, 2018	40,500	€—	€18.00
AGA 2017	January 7, 2018	113,940	€—	€18.00
SOP 2017	January 7, 2018	97,203	€18.00	€18.00
BSA 2017	January 7, 2018	40,500	€18.00	€18.00
SOP 2018	September 7, 2018	24,000	€9.26	€8.75
AGA 2018	January 6, 2019	36,150	€—	€6.38
SOP 2018	January 6, 2019	38,025	€6.38	€6.38
AGA 2018	April 12, 2019	94,200	€—	€7.20
BSA 2018	April 12, 2019	25,998	€6.82	€7.20
SOP 2018	April 12, 2019	76,905	€7.20	€7.20
SOP 2019	July 31, 2019	59,123	€5.78	€5.81

AWARDS	GRANT DATE	NUMBER OF AWARDS GRANTED	EXERCISE PRICE PER SHARE	ORDINARY SHARE FAIR MARKET VALUE PER SHARE AT GRANT DATE
AGA 2019	October 9, 2019	300,941	€—	€3.78
BSA 2019	October 9, 2019	75,000	€3.71	€3.78
SOP 2019	October 9, 2019	347,250	€4.25	€3.78

The share-based compensation granted under the 2016 Plan, 2017 Plan, 2018 Plan and 2019 Plan by our board of directors at meetings or by decisions made by our Chief Executive Officer, as applicable, dated October 3, 2016, January 8, 2017, June 27, 2017, October 3, 2017, January 7, 2018,September 7, 2018, January 6, 2019, April 12, 2019, July 31, 2019 and October 9, 2019 was valued using Monte Carlo, Black-Scholes and Cox-Ross-Rubinstein methods. Assumptions were set at the grant date.

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

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on January 7, 2019 that the following awards would not be granted to these terminated employees and would be forfeited: (i) 2,048 AGA 2016 shares allocated on October 3, 2016; (ii) 1,500 AGA 2017 shares allocated on June 27, 2017; and (iii) 2,700 AGA 2017 shares allocated on January 7, 2018.

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on June 27, 2019 that the following awards would not be granted to these terminated employees and would be forfeited: (i) 3,768 AGA 2016 shares allocated on October 3, 2016; (ii) 4,500 AGA 2016 shares allocated on October 3, 2017; (iii) 2,325 AGA 2017 shares allocated on June 27, 2017; (iv) 14 310 AGA 2017 shares allocated on January 7, 2018; (v) 1,650 AGA 2018 shares allocated on January 6, 2019; (vi) 24,000 SOP 2018 options allocated on 7 September 2018; and (vii) 195 SOP 2018 options allocated on April 12, 2019.

Following the resignation of certain other employees, our Chief Executive Officer acknowledged on October 3, 2019 that the following awards would not be granted to these terminated employees and would be forfeited: (i) 1,722 AGA 2016 shares allocated on October 3, 2016; (ii) 450 AGA 2016 shares allocated on June 27, 2017; (iii) 1,125 AGA 2017 shares allocated on 27 June 2017; (iv) 2,700 AGA 2017 shares allocated on January 7, 2018; (v) 2,400 AGA 2018 shares allocated on January 6, 2019; (vi) 2,500 AGA 2018 shares allocated on April 12, 2019; (vii) 1,950 SOP 2018 options allocated on 6 January 2019; and (viii) 975 SOP 2018 options allocated on April 12, 2019.

Following the expiry of the three-year vesting period for the AGA 2016 allocated on October 3, 2016, our Chief Executive officer acknowledged on October 3, 2019 that the 87,516 remaining AGA 2016 shares allocated on October 3, 2016 would be forfeited.

The board of directors acknowledged on October 9, 2019, that 25,998 BSA2018 would be forfeited and that the BSA 2017 granted to our former director, Allene Diaz, would be forfeited following her resignation.

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

Expected Volatility. We use the historical volatility of the Next Biotech index observed on Euronext Paris for the 2014 Plan and the historical volatility of our ordinary shares on Euronext Paris for the 2016 Plan, the 2017 Plan,the 2018 Plan and the 2019 Plan.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

Warrants	January 2017	June 2017	January 2018	April 2019	October 2019
Volatility	48.00%	48.00%	43.94%	38.91%	33.41%
Expected life (in years)	3	3	5.5 - 6.5	3 - 4	2.5
Dividend yield	0%	0%	0%	0%	0%

Stock options	January 2017	June 2017	October 2017	January 2018	September 2018	January 2019	April 2019	July 2019	October 2019
Volatility	48.00%	48.00%	48.00%	43.94%	41.59%	41.88%	41.65%	41.00%	40.69%
Expected life (in years)	3	3	3	5.5 - 6.5	6 - 6.5	6 - 6.5	6 - 6.5	6 - 6.5	6 - 6.5
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%

For the years ended December 31, 2017, 2018 and 2019, we recorded share-based compensation expense of €1,769 thousand, €2,449 thousand and €1,359 thousand, respectively.

Since December 31, 2019, our Chief Executive Officer allocated on February 25, 2020:

•	41,950 SOP 2019 to certain employees; and
•	50,037 AGA 2019 to certain employees.

B. Liquidity and Capital Resources

We have financed our operations since our inception through several rounds of public and private financings. Through 2012, we raised an aggregate of €17.7 million from the issuance of ordinary and preference shares and an additional €9.0 million from the issuance of convertible bonds. In 2013, we issued ordinary shares in our initial public offering on Euronext Paris, raising net proceeds of €14.7 million and in 2014, we issued additional ordinary shares, raising net proceeds of €28.4 million. In 2015, we raised €23.5 million of net proceeds through the issuance of ordinary shares in our December 2015 offering. In December 2016, we raised an additional €9.2 million of net proceeds through the issuance of ordinary shares. In April 2017, we raised an additional €65.2 million of net proceeds through the issuance of ordinary shares. In November 2017, we completed a global offering of an aggregate of 6,180,137 ordinary shares, including the full exercise of the underwriters’ options to purchase additional shares, for net proceeds of €112.1 million ($130.4 million). The global offering consisted of a U.S. initial public offering of ADSs and a concurrent private placement of ordinary shares in Europe and other countries outside of the United States and Canada.

We have also financed our operations through:

•

an aggregate amount of €2.7 million in non-refundable grants from BPI France and €2.1 million in conditional advances received from BPI France since our inception in 2004 through December 31, 2019. Since December 31, 2019, we received an additional amount of €0.3 million in non-refundable grants from BPI France and €3.0 million in conditional advances.

•

research tax credits since our inception in 2014. The research tax credit recognized for the years ended December 31, 2017, 2018 and 2019 amounted to €11.6 million, of which €7.7 million are received as of the date of this Annual Report. The remaining balance is expected to be received in 2020.

•	an unsecured bank loan with Société Générale subscribed in 2016 for a total amount of €1.9 million. The outstanding amount drawn at December 31, 2019 was €0.1 million.

Cash Flows

The table below summarizes our sources and uses of cash for the years ended December 31, 2017, 2018 and 2019.

	December 31,
	2017	2018	2019
	(in thousands of €)
Net cash flows used in operating activities	(24,702)	(47,857)	(43,310)
Net cash flows used in investing activities	(1,791)	(6,450)	(19,838)
Net cash flows from (used in) financing activities	177,545	(818)	40
Exchange rate effect on cash in foreign currency	(3,183)	3,981	1,910
Net increase (decrease) in cash and cash equivalents	147,869	(51,144)	(61,198)

Our net cash flows used in operating activities were €24,702 thousand, €47,857 thousand and €43,310 for the years ended December 31, 2017, 2018 and 2019, respectively. From 2017 to 2018, our net cash flows used in operating activities increased due to the launch of TRYbeCA-1 trial in September 2018 and the triggering of advances payments to certain suppliers. From 2018 to 2019, our net cash flows used in operating activities decreased due to the collection of the CIR 2017 and CIR 2018 in 2019.

Our net cash flows used in investing activities were €1,791 thousand, €6,450 thousand and €19,838 in the years ended December 31, 2017, 2018 and 2019, respectively. Cash flows used in investing activities in 2018 and 2019 related mainly to the establishment of our manufacturing facility in Princeton, New Jersey, United States (€3.3 million in 2018 and €18.5 million in 2019) and the expansion of our manufacturing facility in Lyon, France (€1.2 million in 2018 and €0.7 million in 2019).

Our net cash flows from financing activities were €177.5 million in 2017, €(0.8) million in 2018 and €40 thousand in 2019. Net cash flows from financing activities of €177.5 million in 2017 were primarily the result of our fundraising efforts in April 2017 and our global offering in November 2017, which included the issuance of ordinary shares and ADSs. Cash flows used in financing activities in 2018 and 2019 related mainly to the reimbursement of a portion of our outstanding loan with Société Générale.

Non-refundable Subsidies and Conditional Advances from BPI France

Since our inception in 2004 through December 31, 2019, we have received non-refundable subsidies from BPI France in the amount of €2.7 million in connection with our preclinical research programs. Since December 31, 2019, we received an additional amount of €0.3 million in non-refundable grants from BPI France and €3.0 million in conditional advances.

Since our inception in 2004 through December 31, 2019, we have also received three conditional advances from BPI France in relation to the development of our encapsulation platform technology. These conditional advances are recorded under the “proceeds from borrowings” line item in our consolidated statements of cash flows. We recognize advances as current or non-current liabilities, as applicable, in the statement of financial position, based on the repayment schedule. No repayment were made during the years ended December 31, 2017, 2018 and 2019.

The TEDAC research program, which is funded by non-refundable subsidies and conditional advances from BPI, will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide BPI France with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances and non-refundable subsidies, each award being made to help fund a specific development milestone. The total amount of the subsidies to be granted is €2,058 thousand, of which we have received an aggregate amount of €1,455 thousand through December 31, 2019. The total amount of conditional advances to be granted is €4,895 thousand, of which we have received an aggregate amount of €1,182 thousand through December 31, 2019. Since December 31, 2019, we received an additional amount of €0.3 million in non-refundable grants from BPI France and €3.0 million in conditional advances.

The remaining milestones that we may achieve generally relate to development of product candidates such as erymethionase and eryminase under the TEDAC research program. If and to the extent that we earn these conditional advances, we will be obligated to make repayments based on the achievement of specified sales levels as well as a percentage of sales.

Operating Capital Requirements

We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until February 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through our existing cash and cash equivalents.

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

Capital Expenditures

Our main capital expenditures in the years ended December 31, 2017, 2018 and 2019 were related primarily to the buildup of our fixed assets for our pharmaceutical manufacturing facilities and laboratories and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

Our non-current assets are broken down as follows:

	December 31,
	2017	2018	2019
	(in thousands of €)
Intangible assets	53	1,613	603
Property, plant and equipment	3,406	15,274	25,632
Right of use	—	—	10,009
Other non-current financial assets	234	1,046	718
Total	3,693	17,933	36,963

For the year ended December 31, 2017:

•

we capitalized costs related to our Princeton manufacturing facility in the amount of €868 thousand, which have been recognized as tangible assets in progress as of December 31, 2017, general equipment and computer equipment in the amount of €407 thousand and building improvements in the amount of €389 thousand; and

•	non-current financial assets related to deposits paid on bank collateral and operating leases for our premises in Lyon, France and in Cambridge, Massachusetts.

For the year ended December 31, 2018:

•	we recognized in intangible assets expenses incurred as part of a new production process in the amount of €1,596 thousand, which was recognized in assets in progress as of December 31, 2017;
•

we capitalized costs related to the establishment of our Princeton manufacturing facility in the amount of €11.9 million and the expansion of our manufacturing capacity in Lyon, France in the amount of €1.2 million, which amounts were recognized in assets under construction as of December 31, 2018; and

•	non-current financial assets related mainly to deposits paid on bank collateral and commercial leases in the amount of €446 thousand and advance payments to suppliers in the amount of €511 thousand.

For the year ended December 31, 2019:

•

we recognized an impairment in the amount of €1,036 thousand on the new production process asset considering that this amount will no longer be used in the intended production process following clarification at the end of the year 2019;

•

we capitalized costs related to the establishment of our Princeton manufacturing facility in the amount of €10.6 million and the expansion of the manufacturing capacity in France (Lyon) in the amount of €0.7 million;

•

we recognized a right-of-use in the amount of €10 million following the first application of IFRS 16 (see note 2.6 of our audited consolidated financial statements),this right-of-use related mainly to the operating leases for our premises in Princeton, New Jersey and Cambridge, Massachusetts in the amount of €4.9 million and in Lyon, France in the amount of €5.1 million; and

•	non-current financial assets related mainly to deposits paid on bank collateral and commercial leases in the amount of €475 thousand and advance payments to suppliers in the amount of €226 thousand.

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about our material contractual obligations and the periods in which payments were due as of December 31, 2019. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
	(in thousands of €)
Lease liabilities	1,425	3,411	2,525	5,342	12,703
Conditional advances	—	—	—	1,321	1,321
Bank loans	62	—	—	—	62
Other financial liabilities	—	—	38	—	38
Trade and fixed assets payables	5,800	—	—	—	5,800
Total	7,286	3,411	2,562	6,663	19,923

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

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information concerning our executive officers and directors as of March 16, 2020.

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	58	Chief Executive Officer and Director
Eric Soyer	53	Deputy General Manager, Chief Financial Officer and Chief Operating Officer
Jean-Sébastien Cleiftie (1)	46	Chief Business Officer
Iman El-Hariry, M.D., Ph.D. (1)	59	Chief Medical Officer
Alexander Scheer, Ph.D(2).	57	Chief Scientific Officer
Jérôme Bailly, Pharm.D.	41	Deputy General Manager, Vice President and Director of Pharmaceutical Operations and Qualified Person
Non-Employee Directors
Jean-Paul Kress, M.D. (4)	54	Chairman of the Board
Sven Andréasson (3)(4)(5)	67	Director
Philippe Archinard, Ph.D. (3)(4)(6)	60	Director
Luc Dochez, Pharm.D. (6)	45	Director
Martine Ortin George, M.D. (6)	71	Director
Mélanie Rolli, M.D.(7)	47	Director
Hilde Windels (3)(8)	54	Director

(1)	Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.

(2)        Alexander Scheer notified us that he will be resigning from the position of Chief Scientific Officer effective April 30, 2020.

(3)	Member of the audit committee.
(3)	Member of the remunerations and appointment committee.
(5)	As representative of Galenos SPRL, the legal entity that holds this board seat.
(6)	Member of the clinical strategy committee.

(7)       On March 12, 2020, Dr. Melanie Rolli was appointed to the board of directors. The board of directors will propose the ratification of her appointment at our next General Meeting of Shareholders.

(8)	As representative of Hilde Windels BV, the legal entity that holds this board seat.

Executive Officers

Gil Beyen has served as our Chief Executive Officer since May 2013 and as a member of our board of directors since August 2013.  Mr. Beyen served as Chairman of our board of directors from August 2013 to June 2019. Prior to his appointment as Chief Executive Officer, he assisted our company in a consulting role as of 2012 and also served as Chairman of our supervisory board from August 2012 until May 2013. Between 2000 and 2013, Mr. Beyen was Chief Executive Officer and director of TiGenix, a company he co-founded. He previously served as the head of the Life Sciences division of Arthur D. Little, an international management consulting firm, in Brussels. Mr. Beyen received an M.S. in Bioengineering from the University of Leuven (Belgium) and an M.B.A. from the University of Chicago.

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

Non-Employee Directors

Jean-Paul Kress, M.D. has served as Chairman of our board of directors since June 2019. Dr. Kress has served as the Chief Executive Officer of MorphoSys AG since September 2019. He previously served as President and Chief Executive Officer of Syntimmune Inc. from January 2018 to November 2018. Prior to joining Syntimmune, Dr. Kress served as Executive Vice President, President of International and Head of Global Therapeutic Operations at Biogen Inc from June 2017 to January 2018. From September 2015 to June 2017, Dr. Kress served as Senior Vice President, Head of North America at Sanofi Genzyme. From July 2011 to September 2015, Dr. Kress served as President and Chief Executive Officer of Sanofi Pasteur MSD, a European vaccine company. Prior to then, Dr. Kress worked at Gilead, Abbvie and Eli Lilly in senior commercial and business development roles in the United States and in Europe. Dr. Kress holds an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in pharmacology and immunology from École Normale Supérieure in Paris.

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

Mélanie Rolli, M.D. was appointed to our board of directors effective March 12, 2020. Dr. Rolli currently serves as the Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechnology company dedicated to drug development of targeted therapies in various oncological and dermatological indications, a position she has held since May 2019. She joined PIQUR in 2017 as Chief Medical Officer and took on additional responsibilities as Chief Operating Officer in 2018. Prior to joining PIQUR, she was at Novartis Pharmaceuticals AG from 2003 to 2017, where she held positions of increasing responsibility across the drug development, safety, and medical affairs functions. Prior to joining Novartis, she worked as a post-doctoral cancer research physician at SCRIPPS Research Institute for Molecular and Experimental Medicine in La Jolla, California, and as a clinical researcher in Germany. Dr. Rolli graduated from the University of Heidelberg with a doctorate in medicine and pharmacology.

Hilde Windels (acting as legal representative of Hilde Windels BV) has served as a member of our board of directors since 2014 and has served as the representative of Hilde Windels BV, the legal entity that holds this seat, since 2017. She has over 20 years of experience in corporate finance, capital markets and strategic initiatives. She currently serves as an executive chairman of the board of directors and co-Chief Executive Officer of Mycartis NV, a private immune diagnostics company in Belgium and a spin-out of Biocartis Group NV. Ms. Windels initially joined Biocartis in August 2011 as its Chief Financial Officer, a position she held until September 2015 when she was appointed co-Chief Executive Officer, a position she held until early 2017, when she became interim Chief Executive Officer of Biocartis until September 2017. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. Ms. Windels also currently serves on the board of directors of Ablynx, MDx Health NV, Celyad NV and VIB in Belgium. Ms. Windels holds a Masters in Economics from the University of Leuven (Belgium).

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2019 was €3.4 million. The total amount set aside or accrued to provide pension, retirement or similar benefits for our executive officers was €199 thousand. We did not set aside any similar pension or retirement benefits for the benefit of our directors.

Director Compensation

At our combined general meetings of shareholders held on June 27, 2017, June 28, 2018 and June 21, 2019, shareholders set the total annual amount of the remuneration to be distributed among non-employee directors at €280 thousand for 2017 and 2018 and €400 thousand for 2019. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2019. Gil Beyen, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director. On March 12, 2020, Dr. Melanie Rolli was appointed to our board of directors so is not included in the table below as she was not a director during the year ended December 31, 2019.

NAME	FEES EARNED (€)	WARRANTS (1) (€)	TOTAL (€)
Jean Paul Kress	39,175	130,911	170,086
Philippe Archinard	65,500	-	65,500
Allene Diaz(2)	46,000	-	46,000
Luc Dochez	46,500	-	46,500
Galenos SPRL	59,000	-	59,000
Martine Ortin George	54,500	-	54,500
Hilde Windels BV	49,500	-	49,500

(1)

As required by SEC rules governing disclosures in this Annual Report, our equity grants (e.g., options, warrants or free shares) are required to be disclosed at their fair value on the date of grant and do not have any intrinsic value to their recipients if the strike price of the warrants is higher than the underlying share price. During the year ended December 31, 2019, Board members paid to us the fair value of the warrants received. Therefore, their compensation is zero because they received no corresponding benefit on the date of grant. The assumptions we used in valuing these awards are described in Note 3.3.3 to our consolidated financial statements and do not necessarily correspond to the actual value recognized or that may be recognized by our directors. Any intrinsic value would only be recognized for tax purposes upon exercise of the equity grants and/or sale of the shares pursuant to applicable tax laws.

(2)	Allene Diaz resigned from our board of directors, effective September 30, 2019.

Executive Committee Compensation

Our executive committee currently consists of (i) our Chief Executive Officer, (ii) our Chief Financial Officer, Chief Operating Officer and Deputy General Manager, (iii) our Chief Business Officer, (iv) our Chief Medical Officer, and (v) our Vice President and Director of Pharmaceutical Operations and Qualified Person. The executive committee discusses and consults with the board and advises the board on our day-to-day management. The following table sets forth information regarding compensation earned during the year ended December 31, 2019 by:

•	Gil Beyen, our Chief Executive Officer;
•	Eric Soyer, our Chief Financial Officer, Chief Operating Officer and Deputy General Manager; and
•	Jérôme Bailly, our Vice President and Director of Pharmaceutical Operations and Qualified Person and Deputy General Manager.

NAME AND PRINCIPAL POSITION	SALARY		BONUS		EQUITY AWARDS		ALL OTHER COMPENSATION		TOTAL
Gil Beyen Chief Executive Officer	€399,403	(1)(2)	€129,805	(3)(8)	€253,580	(4)	€7,923	(5)	€790,712
Jérôme Bailly Deputy General Manager, Director of Pharmaceutical Operations and Qualified Person	€172,704	(2)	€36,210	(3)	€70,171	(6)	€8,576	(7)	€287,661
Eric Soyer Deputy General Manager, Chief Financial Officer and Chief Operating Officer	€265,201		€59,150		€111,838	(9)	€17,438	(10)	€453,627
All other executive committee members	€1,075,667		€214,319		€288,331		€13,704		€1,592,020

(1)            Of which $255,972 (€228,628) are paid by our U.S. subsidiary, Erytech Pharma Inc., for Mr. Beyen’s position as President of Erytech Pharma Inc.

(2)	Reflects gross remuneration before taxes.
(3)

Reflects compensation received for achievement of strategic goals related to (i) the advancement of clinical trials with eryaspase, (ii) the advancement of other development programs and (iii) building the organization and securing additional financing.

(4)	Reflects the valuation of 40,615 free shares and 123,200 stock options granted during the year ended December 31, 2019.
(5)	Reflects benefits in kind related to vehicle rentals.
(6)	Reflects the valuation of 38,846 free shares granted during the year ended December 31, 2019.
(7)	Reflects (i) €3,834 for benefits in kind related to vehicle rentals and (ii) €4,742 for retirement benefits.
(8)	Subject to approval of our shareholders at the next Annual General Meeting of Shareholders.

(9)       Reflects the valuation of 67,692 free shares granted during the year ended December 31, 2019.

(10)	Reflects (i) €5,797 for benefits in kind related to vehicle rentals and (ii) €11,641 for retirement benefits.

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

We have obtained directors’ and officers’ liability insurance for our directors and officers, which includes coverage against liability under the Securities Act. We have entered into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

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

We have six share-based compensation plans for our executive officers, non-employee directors and employees: the 2012 Plan, the 2014 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2019 Plan, or the Plans. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

As of December 31, 2019, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 1,953,631 ordinary shares at a weighted average exercise price of €10.09 ($11.33) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 648,345 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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

6,500 BSPCE2014 which could not be

exercised before July 1, 2017

		From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of December 31, 2019	15,000	168,110
Total number of BSPCEs granted but not exercised as of December 31, 2019	16,910	16,976
Total number of shares available for subscription as of December 31, 2019	169,100	169,760
Maximum number of new shares that can be issued	169,100	169,760

(1)	22,500 BSPCE2014 were originally allocated by the board of directors on January 22, 2014. On December 4, 2014, the board of directors approved the conversion of 3,000 BSPCE2014 into 3,000 BSA2014.
(2)	Excludes 1,000 BSPCE initially allocated to a former officer which were forfeited following his resignation in January 2016 and 90 BSPCE allocated to a former employee which were forfeited.

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

As of December 31, 2019, we have issued six types of share warrants as follows:

Plan title	BSA 2019	BSA 2018	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 21, 2019	June 28, 2018	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	October 9, 2019	April 12, 2019	June 27, 2017 January 7, 2018	October 3, 2016 January 8, 2017	June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015
						August 31, 2015
Total number of BSAs authorized	200,000	50,000	100,000	60,000	3,000(1)	11,263
Total number of BSAs granted	75,000	25,998	95,500	60,000	3,000	10,760
Start date for the exercise of the BSAs	October 9,2021	One third as from 12 April 2020, one third as from 12 April 2021 and one third as from 12 April 2022	(5)	(2)	One-third vested in 2015 and two-thirds vested in 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	October 9, 2022	25 998 BSA2018 have been declared lapsed on October 9, 2019 by the Board of Directors	(6)	(3)	January 22, 2024	May 20, 2020
BSA exercise price per share	3.71	6.82	(7)	(4)	12.25	7.36
Number of shares subscribed as of December 31, 2019	0	0	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of December 31, 2019	75,000	0	88,500	55,000	2,900	4,018
Total number of shares available for subscription as of December 31, 2019	0	0	53,500	55,000	29,000	40,180
Maximum number of new shares that can be issued	75,000	0	88,500	55,000	29,000	40,180
BSA Expired (caducity)	0	25,998	7,000	5,000	0	0

(1)	Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
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
(5)

For the 55,000 BSA granted on June 27, 2017, approximately one-third of the award can be exercised as from June 27, 2018, approximately one-third can be exercised as from June 27, 2019 and the remainder can be exercised as from June 27, 2020 and for the 45,000 BSA granted on January 7, 2018, one-third can be exercised as from January 7, 2019, one-third can be exercised as from January 7, 2020 and the remainder can be exercised as from January 7, 2021.

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

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, to our Chief Executive Officer and to our Deputy General Managers. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be granted or issued is 250,000 under the 2016 Free Share Plan, 300,000 under the 2017 Free Share Plan, 150,000 under the 2018 Free Share Plan and 400,000 under the 2019 Free Share Plan. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

Our board of directors has the authority to administer 2016 Free Share Plan, 2017 Free Share Plan, 2018 Free Share Plan and 2019 Free Share Plan, or the Free Share Plans. Subject to the terms of the Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.

The board of directors has the authority to modify awards outstanding under our Free Share Plans, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the vesting period after the termination of the employment.

The free shares granted under our Free Share Plans will be definitively acquired at the end of the vesting period as set by our board of directors subject to continued service during the vesting period, except if the board releases a given beneficiary from this condition upon termination of his or her employment contract, or pursuant to the achievement of the performance conditions set out in the Free Share Plans.

The vesting of the free shares granted under the 2016 Free Share Plan, 2017 Free Share Plan and 2018 Free Share Plan is divided in three equal shares (33.33%), respectively following the first, second and third year following the date of grant. The vesting of the free shares granted under the 2019 Free Share Plan is in five tranches: the first (32%) one year following the date of grant, the second (32%) following the date of grant, the third (2%) following the fourth year of grant and the fifth (2%) following the fifth year of grant.

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

As of December 31, 2019, the following free shares have been granted:

Date of grant	Denomination of the free shares	Competent body that granted the AGA	Beneficiaries	Number of AGA granted	Number of shares that can be subscribed as of December 31, 2019
AGA 2016 (under the 2016 Free Share Plan)
October 3, 2016	AGA2016-03102016	Board of Directors	Executive Officers	59,001	0
October 3, 2016	AGA2016-03102016	Chief Executive Officer	Employees	52,260	0
January 8, 2017	AGA2016-08012017	Board of Directors	Executive Officers	15,000	12,524
June 27, 2017	AGA2016-27062017	Chief Executive Officer	Employees	8,652	6,900
October 3, 2017	AGA2016-03102017	Chief Executive Officer	Employees	16,650	11,400
January 7, 2018	AGA2016-07012018	Board of Directors	Executive Officers	40,500	40,500
AGA 2017 (under the 2017 Free Share Plan)
June 27, 2017	AGA2017-27062017	Board of Directors	Executive Officers	45,000	45,000
June 27, 2017	AGA2017-27062017	Chief Executive Officer	Employees	29,475	19,800
January 7, 2018	AGA2017-07012018	Board of Directors	Executive Officers	27,000	27,000
January 7, 2018	AGA2017-07012018	Chief Executive Officer	Employees	86,940	60,480
AGA 2018 (under the 2018 Free Share Plan)
January 6, 2019	AGA2018-06012019	Chief Executive Officer	Employees	36,150	32,100
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Executive Officers	36,000	36,000
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Employees	58,200	55,700
AGA 2019 (under the 2019 Free Share Plan)
October 9, 2019	AGA2019-09102019	Board of Directors	Executive Officers	149,999	149,999
October 9, 2019	AGA2019-09102019	Board of Directors	Employees	150,942	150,942

Some free shares have lapsed following the departure of certain employees.

Our Chief Executive Officer granted 50,057 free shares under the 2019 Free Share Plan on February 25, 2020.

Stock Options (SO)

Stock options issued pursuant to our Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. Our Stock Option Plans generally provide that the exercise price for any stock option will be no less than 95% of the average of the closing sales prices per ordinary share during the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The maximum number of ordinary shares subject to stock options issued is 250,000 ordinary shares under the 2016 Stock Option Plan, 300,000 under the 2017 Stock Option Plan, 300,000 under the 2018 Stock Option Plan and 700,000 under the 2019 Stock Option Plan. Incentive stock options and non-statutory stock options may be granted under our Stock Option Plan.

Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chairman, our General Manager and to our Deputy General Managers. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of the company.

Our board of directors has the authority to administer and interpret the 2016 Stock Option Plan, 2017 Stock Option Plan, 2018 Stock Option Plan, 2019 Stock Option Plan, or the Stock Option Plans. Subject to the terms and conditions of our Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise price, number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting schedules. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under our Stock Option Plan will generally be 10 years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee of our company or upon certain transactions involving our company.

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

As of December 31, 2019, the following options have been granted:

Date of grant	Denomination of the SOP	Competent body that granted the SOP	Beneficiaries	Number of SOP granted	Exercise Price	Number of shares that can be subscribed as of December 31, 2019
SOP 2016 (under the 2016 Stock Option Plan)
October 3, 2016	SOP2016-03102016	Board of Directors	Employees	21,999	€ 18.52	21,999
October 3, 2016	SOP2016-03102016	Chief Executive Officer	Employees	22,500	€ 18.52	9,000
January 8, 2017	SOP2016-08012017	Chief Executive Officer	Employees	3,000	€ 15.65	0
June 27, 2017	SOP2016-27062017	Chief Executive Officer	Employees	18,000	€ 26.47	18,000
October 3, 2017	SOP2016-03102017	Chief Executive Officer	Employees	30,000	€ 23.59	18,000
SOP 2017 (under the 2017 Stock Option Plan)
June 27, 2017	SOP2017-27062017	Board of Directors	Employees	12,000	€ 26.47	12,000
June 27, 2017	SOP2017-27062017	Chief Executive Officer	Employees	10,200	€ 26.47	3,600
January 7, 2018	SOP2017-07012018	Board of Directors	Employees	40,500	€ 18.00	40,500
January 7, 2018	SOP2017-07012018	Chief Executive Officer	Employees	56,703	€ 18.00	37,464
SOP 2018 (under the 2018 Stock Option Plan)
September 7, 2018	SOP2018-07092018	Board of Directors	Employees	24,000(1)	€ 9.26	0(1)
January 6, 2019	SOP2018-06012019	Chief Executive Officer	Employees	38,025	€ 6.38	36,075
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Executive Officer (Gil Beyen)	18,200	€ 7.20	18,200
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Employees	58,705	€ 7.20	57,535
SOP 2019 (under the 2019 Stock Option Plan)
July 31, 2019	SOP2019-31072019	Board of Directors	Executive Officer (J.P Kress)	59,123	€ 5.78	59,123
October 9, 2019	SOP2019-09102019	Board of Directors	Executive Officers (Gil Beyen)	105,000	€ 4.25	105,000
			Employees	242,250	€ 4.25	242,250
(1)	Which were declared forfeited on June 27, 2019 following employee departure

Some stock options have lapsed following the departure of certain employees.

Our Chief Executive Officer granted 41,950 stock options from the 2019 Stock Option Plan on February 25, 2020.

C. Board Practices.

Until May 2013, our company had a two-tier corporate governance system: an executive board was responsible for managing the company and a supervisory board oversaw and advised the executive board. We have now established a board of directors. Our board of directors currently consists of seven members, less than a majority of whom are citizens or residents of the United States. As permitted by French law, two of our directors, Galenos SPRL and Hilde Windels BV, are legal entities. Each of these entities has designated an individual, Sven Andréasson and Hilde Windels, respectively, to represent it and to act on its behalf at meetings of our board of directors. These representatives have the same responsibilities to us and to our shareholders as he or she would have if he or she had been elected to our board of directors in his or her individual capacity.

Under French law and our bylaws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of merger. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Following the resignation of Allene Diaz effective September 30, 2019, the Board sought a replacement. On March 12, 2020, Dr. Melanie Rolli was appointed to the board. The board will propose the ratification of her appointment at our next General Meeting of Shareholders. To date, our board is composed of five men and three women. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Jean-Paul Kress	Chairman	2019	2022
Gil Beyen	Director	2013	2022
Galenos SPRL represented by Sven Andréasson (2)	Director	2014	2022
Philippe Archinard	Director	2013	2022
Luc Dochez	Director	2015	2022
Martine Ortin George	Director	2014	2020
Hilde Windels BV represented by Hilde Windels(3)	Director	2017	2020
(1)	At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.
(2)

Galenos SPRL has designated an individual, Sven Andréasson, to represent it and to act on its behalf at meetings of our board of directors. Mr. Andréasson previously served as a member of our board from 2013 to 2014. Galenos SPRL is a company controlled by Mr. Andréasson.

(3)

Hilde Windels BV was appointed as a director by our shareholders at our combined general meeting in June 2017. Hilde Windels BV has designated an individual, Hilde Windels, to represent it and to act on its behalf at meetings of our board of directors. She served as a member of the board of directors in her individual capacity from 2014 to 2017. Hilde Windels BV is a company controlled by Ms. Windels.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Select Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors, except for Mr. Beyen, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Select Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our securities by each non-employee director and his or her affiliated entities (if any).

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

Board Committees

The board of directors has established an audit committee and a remuneration and appointments committee, which operate pursuant to rules of procedure adopted by our board of directors. The board of directors has also established a clinical strategy committee, which is responsible for analyzing and reviewing our clinical and regulatory strategy. Subject to available exemptions, the composition and functioning of all of our committees (other than the clinical strategy committee) will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Select Market and SEC rules and regulations.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee. Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Mr. Andréasson, Dr. Archinard and Ms. Windels currently serve on our audit committee. Ms. Windels is the chairperson of our audit committee. Our board has determined that each of Mr. Andréasson, Dr. Archinard and Ms. Windels is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Windels is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members qualifies as financially sophisticated under the applicable exchange listing rules. The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis.

Our board of directors has specifically assigned the following duties to the audit committee:

•	examining the corporate and consolidated annual and interim financial statements;
•	validating the relevance of the company’s accounting methods and choices;
•	verifying the relevance of financial information published by the company;
•	ensuring the implementation of internal control procedures;
•	verifying the correct operation of internal controls with the assistance of internal quality audits;
•	examining the schedule of work for internal and external audits;
•	examining any subject likely to have a significant financial and accounting impact;
•	examining the state of significant disputes;
•	examining off-balance sheet commitments and risks;
•	examining the relevance of risk monitoring procedures;
•	establishing and overseeing procedures for the treatment of complaints or submissions identifying concerns regarding accounting, internal accounting controls, or auditing matters;
•	examining any regulated agreements as well as monitoring any agreements relating to current operations and entered into under normal conditions;
•	directing the selection of statutory auditors, their remuneration, and ensuring their independence;
•	ensuring proper performance of the statutory auditors’ mission; and
•	establishing the rules for the use of statutory auditors for work other than auditing of the accounts and verifying the correct execution thereof.

Remuneration and Appointments Committee. Mr. Andréasson, Dr. Archinard and Dr. Kress currently serve on our remuneration and appointments committee. Dr. Archinard is the chairperson of our remuneration and appointments committee.

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

•

examining the amount of the annual remuneration of the directors and the system for distributing such amount amongst the directors, taking into account their dedication and the tasks performed within the board of directors;

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

Clinical Strategy Committee. Dr. George, Mr. Dochez and Dr. Archinard currently serve on our clinical strategy committee. Dr. George is the chairperson of our clinical strategy committee. Our clinical strategy committee is responsible for analyzing and reviewing our clinical and regulatory strategy. It meets, at least once a year, and makes recommendations to the board of directors regarding our clinical and regulatory development strategy.

Our board of directors has specifically assigned the following duties to the clinical strategy committee:

•	analyzing and reviewing our clinical development focus; and
•	analyzing and reviewing our regulatory approval strategies.

D. Employees.

As of December 31, 2019, we had 217 employees. We consider our labor relations to be positive. At each date shown, we had the following headcount, broken out by department and geography:

	At December 31,
	2017	2018	2019
Function:
Research and preclinical development	28	35	31
Clinical, medical and regulatory affairs	24	33	34
Pharmaceutical operations	29	20	26
Manufacturing and supply	—	41	82
Management and administration	28	37	38
Business development and licensing	5	6	6
Total	114	172	217
Geography:
France	100	146	158
United States	14	26	59
Total	114	172	217

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table and accompanying footnotes set forth, as of December 31, 2019, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•	each of our executive officers;
•	each of our directors (other than Dr. Rolli who was appointed to our Board on March 12, 2020); and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2019 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2019. Shares subject to free shares that vest within 60 days of December 31, 2019 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Our calculation of the percentage of beneficial ownership is based on 17,940,035 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding as of December 31, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
5% Shareholders:
BVF Partners LP (1)	4,547,662	25.3%
RA Capital Management LLC(2)	2,000,000	11.1%
Auriga Ventures III FCPR (3)	1,147,522	6.4%
Directors and Executive Officers:
Gil Beyen (4)	140,176	*
Eric Soyer (5)	20,773	*
Jean-Sébastien Cleiftie(6)	14,554	*
Iman El-Hariry (7)	72,499	*
Alexander Scheer(8)	2,476	*
Jérôme Bailly (9)	28,053	*
Jean-Paul Kress	—	—
Galenos SPRL (10)	27,671	*
Philippe Archinard (11)	30,800	*
Luc Dochez (12)	29,170	*
Martine Ortin George (13)	32,671	*
Hilde Windels BV (13)	32,671	*
All directors and executive officers as a group (12 persons) (14)	431,514	2.4%

*	Represents beneficial ownership of less than 1%.
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

(4)	Consists of 1,546 ordinary shares and 138,630 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.
(5)	Consists of 773 ordinary shares and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.

(6)       Consists of 1,054 ordinary shares and 13,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.

(7)	Consists of 72,499 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.
(8)	Consists of 2,476 ordinary shares. Alexander Scheer notified us that he will be resigning from the position of Chief Scientific Officer effective April 30, 2020.

(9)       Consists of 1,053 ordinary shares and 27,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.

(10)	Consists of one ordinary share and 27,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.
(11)	Consists of 10,300 ordinary shares and 20,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.
(12)	Consists of 29,170 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019

(13)     Consists of one ordinary share and 32,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.

(14)     Consists of 17,205 ordinary shares and 414,309 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2019.

None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2019, we estimate that approximately 40% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by approximately 26 holders of record including Bank of New York Mellon, the nominee of the Depositary Trust Company, which held approximately 9.58% of our outstanding ordinary shares as of said date. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Agreements with Our Directors and Executive Officers

Severance Pay

On May 24, 2013, the board of directors approved terms for severance pay to be awarded under certain conditions to our then-executive officers, which included Gil Beyen, our Chief Executive Officer. The agreement provides that, in the event of expiration of the executive’s term of office (except where renewal is rejected by the executive) or in the event of revocation (unless the executive has been revoked for gross negligence or willful misconduct as that term is defined by the labor chamber of the French Supreme Court), the executive is entitled to severance equal to 12 times the average of monthly remuneration (bonuses included) received during the 12 months preceding the revocation decision or the expiration of the executive’s term of office. The payment of the compensation shall be subject to the performance of the following conditions: (i) respect of our company’s budget and expenditures and (ii) at least one of the following conditions: (a) an agreement of collaboration or a current license, and (b) one product in an active phase of clinical development by the company. No related expense has been recorded to date.

Executive Employment Agreement with Gil Beyen

Effective April 1, 2019, our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an executive employment agreement with Mr. Beyen, or the Executive Employment Agreement, that provides for the terms of his employment and compensation as President of ERYTECH Pharma, Inc., including an annual base salary and variable compensation in an amount up to 50% of his base salary, based upon achievement of specified performance objectives. The Executive Employment Agreement also provides for severance pay in specified situations. In the event of Mr. Beyen’s termination without “cause,” he will be entitled to an amount equal to 12 times the average of monthly remuneration (bonuses included) received during the 12 months preceding his termination, subject to certain specified performance conditions. Mr. Beyen will also be entitled to these severance benefits (with no duplication) if Mr. Beyen is terminated without “cause” or resigns for “good reason” within 12 months following a change of control of our company. Any severance payments paid to Mr. Beyen under the Executive Employment Agreement are conditioned on Mr. Beyen executing a release. Pursuant to an Employee Confidential Information and Invention Assignment Agreement attached to his Executive Employment Agreement, upon voluntary termination or termination for ”cause,” for a period of 12 months, Mr. Beyen cannot seek employment in any business in which we are engaged or plans to be engaged, or service that we provide or have plans to provide.

Employment Agreements with Eric Soyer, Jean-Sebastien Cleiftie and Alexander Scheer

In September 2015, October 2016 and November 2016, respectively, we entered into employment agreements with Messrs. Soyer, Cleiftie and Scheer. Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 30% to 35% of the executive’s current base salaries, based upon achievement of specified performance objectives. These employment agreements also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. These agreements also provide for a 12-month non-compete clause (18 months in the case of Mr. Soyer), whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last three months (12 months in the case of Mr. Soyer).

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

Director and Executive Officer Compensation

See “Item 6.B—Compensation” for information regarding compensation of directors and executive officers.

Equity Awards

Since December 31, 2019, we allocated on February 25, 2020:

•	41,950 SOP2019 options under the 2019 Stock Option Plan to certain employees: and
•	50,037 AGA2019 free shares under the 2019 Free Share Plan to certain of our officers.

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

Related-Party Transactions Policy

We comply with French law regarding approval of transactions with related parties. We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective in November 2017 upon the closing of our global offering and was subsequently amended in March 2020 to meet the new French law requirements arising from Law no. 2019-486 of May 22, 2019 (Pacte law) as described below.

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

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. Our General Counsel will conduct an assessment of our related person transactions, notably to determine whether such transactions relate to current operations and entered into under normal conditions (portant sur des opérations courantes et conclues à des conditions normales), which will be monitored at least annually by our audit committee.

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

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs have been listed on Nasdaq under the symbol “ERYP” since November 10, 2017. Our ordinary shares have been listed on Euronext Paris under the symbol “ERYP” since May 7, 2013.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares

The description below reflects a summary of the key terms of our bylaws and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full text of our bylaws, a copy of which has been filed as an exhibit to our Annual Report on Form 20-F.

Corporate Purpose (Article 3 of the Bylaws)

Our corporate purpose in France and abroad includes the research, manufacturing, importation, distribution and marketing of investigational drugs, devices and medical equipment, and the provision of advisory services associated with these activities. We are authorized to engage in all financial, commercial, industrial, civil, property or security-related transactions that directly or indirectly relate to accomplishing the purposes stated above.

Our company may act directly or indirectly and do all these operations in all countries, for or on behalf of third parties, either alone or with partnership with third parties, association, group or creation of new companies, contribution, sponsorship, subscription, purchase of shares or rights, mergers, alliances, undeclared partnership or taking or giving in lease or in management of all property and rights or otherwise.

Directors (Articles 17-22 of the Bylaws)

Duties of the Board. Except for powers given to our shareholders by law and within the limit of the corporate purpose, our board of directors is responsible for all matters relating to the successful operations of our company and, through its resolutions, governs matters involving the company.

Appointment and Term. Our board of directors must be composed of at least three members, but may not exceed 18 members, subject to the dispensation established by law in the event of merger. In appointing and electing directors, we seek a balanced representation of women and men. The term of a director is 3 years, and directors may be re-elected at our annual ordinary share meetings; however, a director over the age of 75 may not be appointed if such appointment would result in the number of directors over the age of 75 constituting more than one-third of the board. The number of directors who are also our employees cannot exceed one-third of the board. Directors may be natural persons or legal entities except for the chairman of the board who must be a natural person. Legal entities appointed to the board must designate a permanent representative. If a director dies or resigns between annual meetings, the board may appoint a temporary director to fill the vacancy, subject to ratification at the next ordinary general meeting, or, if such vacancy results in a number of directors below three, the board must call an ordinary general meeting to fill the vacancy. If a director is absent at more than four consecutive meetings, he or she will be deemed to have automatically resigned.

Organization. The board must elect a chairman from among the board members. The chairman must be a natural person, age 75 or younger, and may be removed by the board at any time. The board may also elect a natural person as vice president to preside in the chairman’s absence and may designate up to two non-voting board observers.

Deliberations. At least half of the number of directors in office must be present to constitute a quorum. Decisions are made by a majority of the directors present or represented and, if there is a tie, the vote of the chairman will carry the decision. Meetings may be held as often as required; however, the chairman is required to call a meeting with a determined agenda upon the request of at least one-third of the directors if the board has not met for more than two months. French law and our charter and bylaws allow directors to attend meetings in person or, to the extent permitted by applicable law and with specified exceptions in our bylaws, by videoconference or other telecommunications arrangements.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested. Under French law, any agreement entered into, directly or through an intermediary, between us and any director that is not entered into in the ordinary course of our business and upon standard market terms is subject to the prior authorization of the board of directors. The interested director cannot vote on such decision. The same provision applies to agreements between us and another company, except where such company is our wholly owned subsidiary, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation. Director compensation is determined at the annual ordinary general meeting. The general meeting may allocate an annual fixed sum and the board of directors allocates this sum among its members as it sees fit. In addition, the Board of directors may allocate exceptional compensation (rémunération exceptionnelle) for missions or mandates entrusted to its members, for example as member or chair of one or more board committees, this remuneration is subject to the provisions regarding related-parties agreements. At our combined general meetings of shareholders held on June 27, 2017, June 28, 2018 and June 21, 2019, shareholders set the total annual compensation to be distributed among non-employee directors at €280 thousand for 2017 and 2018, respectively, and €400 thousand for 2019.

Board of Directors’ Borrowing Powers. There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Share Ownership Requirements. Our directors are not required to own any of our shares.

Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 9, 16, 30, 33 and 34 of the Bylaws)

Dividends. We may only distribute dividends out of our distributable profits, plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable Profits” consist of our statutory net profit in each fiscal year, calculated in accordance with accounting standards applicable in France, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law.

Legal Reserve. Pursuant to French law, we must allocate 5% of our statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €121,075,399.50 at June 21, 2019.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to French legislation, if a dividend is declared we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us. However, the European Court of Justice, or ECJ, has ruled that the 3% dividend tax may not be applied to redistribution of dividends we receive from our subsidiaries established in another Member State of the EU, in that it creates double taxation of profits made within the EU as prohibited by Article 9 of the Parent-Subsidiary directive (ECJ, 1st ch. May 17, 2017, case C-365/16 AFEP).

Distribution of Dividends. Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Shareholders may be granted an option to receive dividends in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set at the shareholders’ meeting or, failing this, by the board of directors.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our bylaws. Ownership of one share implies, ipso jure, adherence to our bylaws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. Pursuant to our bylaws, however, a double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Rights to Share in Our Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them, taking into account, where applicable, of the rights attached to shares of different classes.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation 596/2014 of April 16, 2014 and its delegated regulations, or MAR, provides for safe harbor exemptions when the acquisition is made (i) under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the General Regulations of the French Financial Markets Authority, or AMF and (ii) for one of the following purposes:

•

to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general shareholders’ meeting; in this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

•	to meet obligations arising from debt securities that are exchangeable into equity instruments;
•

to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•

under a buy-back program to be authorized by the shareholders in strict compliance of market manipulation and insider dealing rules and in accordance with provisions of Article L. 225-209 of the French Commercial Code and in accordance with the general regulations of, and market practices accepted by the AMF.

Under MAR and in accordance with the General Regulations of the AMF, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions. Our bylaws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. None, except as described below under the sections of this Annual Report titled “Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)” and “Form, Holding and Transfer of Shares (Articles 13 and 15 of the Bylaws)—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary general shareholders’ meeting is authorized to amend any and all provisions of our bylaws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founder’s warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Section IV of the Bylaws)

Access to, Participation in and Voting Rights at Shareholders’ Meetings. Shareholders’ meetings are composed of all shareholders, regardless of the number of shares they hold. Each shareholder has the right to attend the meetings and participate in the discussions (1) personally; (2) by granting proxy to any individual or legal entity of his choosing; (3) by sending a proxy to the company without indication of the mandate; (4) by voting by correspondence; or (5) at the option of the board of directors at the time the meeting is called, by videoconference or another means of telecommunication, including internet, in accordance with applicable laws that allow identification. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Participation in shareholders’ general meetings, in any form whatsoever, is subject to registration or registration of shares under the conditions and time limits provided for applicable laws.

The final date for returning voting ballots by correspondence is set by the board of directors and disclosed in the notice of meeting published in the French Journal of Mandatory Statutory Notices, or BALO (Bulletin des Annonces Légales Obligatoires). This date cannot be earlier than three days prior to the meeting unless otherwise provided in the bylaws. Our bylaws provide that the board of directors has the option to accept the voting ballots by correspondence beyond the limit set by applicable laws.

A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

A shareholder may be represented at meetings by any individual or legal entity by means of a proxy form which we send to such shareholder either at the shareholder’s request or at our initiative. A shareholder’s request for a proxy form must be received at the registered office at least five days before the date of the meeting. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of fifteen days.

A shareholder may vote by correspondence by means of a voting form, which we send to such shareholder either at the shareholder’s request or at our initiative, or which we include in an appendix to a proxy voting form under the conditions provided for by current laws and requirements. A shareholder’s request for a voting form must be received at the registered office at least six days before the date of the meeting. The voting form is also available on our website at least 21 days before the date of the meeting. The voting form must be recorded by us three days prior to the shareholders’ meeting, in order to be taken into consideration. The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares—Voting Rights.”

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at our registered offices or at any other location indicated in the meeting announcement (avis de réunion). A meeting announcement is published in the BALO at least 35 days prior to a meeting, as well as on our website at least 21 days prior to the meeting. In addition to the particulars relative to the company, it indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the company under the conditions provided for in the current legislation.

Subject to special legal provisions, the convening notice (avis de convocation) is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the BALO. Further, the holders of registered shares for at least a month at the time of the latest of the insertions of the convening notice shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. The latter may at any time expressly request by registered letter to the Company with acknowledgment of receipt that the aforementioned means of telecommunication should be replaced in the future by a mailing.

The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

The convening notice may be addressed, where appropriate, with a proxy form and a voting by correspondence form, under the conditions specified in our bylaws, or with a voting by correspondence form alone, under the conditions specified in our bylaws. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the convening notice of the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and our current share capital, one or more shareholders representing 5% of our share capital may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the shareholders’ meeting announcement.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a Deputy Chairman or by a director elected for this purpose. Failing that, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our bylaws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. As the date of the filing of this Annual Report, decisions are made by a majority of the votes held by the shareholders present, or represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote. As from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019, decisions will be made by a majority of the votes cast by the shareholders present, represented by proxy, or voting by mail. The votes cast will not include those attached to shares for which the shareholder did not participate in the vote, abstained or voted blank or void. In addition, pursuant to a recent AMF recommendation, French listed companies may be required to conduct a consultation of the ordinary shareholders meeting prior to the disposal of the majority of their assets, under certain circumstances.

Extraordinary Shareholders’ Meeting. Our bylaws may only be amended by approval at an extraordinary general shareholders’ meeting. Our bylaws may not, however, be amended to increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary general shareholders’ meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. As the date of the filing of this Annual Report ,decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote. As from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019, decisions will be made by a majority of the votes cast by the shareholders present, represented by proxy, or voting by mail. The votes cast will not include those attached to shares for which the shareholder did not participate in the vote, abstained or voted blank or void.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of Our Company

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•

under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French Stock Exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

•

under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Limitations Affecting Shareholders of a French Company;”.

•

under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the European Union are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). See “Limitations Affecting Shareholders of a French Company;”

•

a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019) by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the future issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general shareholders’ meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director's term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

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
•

approval of at least a majority of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019) by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our bylaws can be changed in accordance with applicable laws;
•

the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this prospectus titled “Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)”;

•	transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Directive and Regulation dated April 16, 2014; and
•

pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019) by our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)

Set forth below is a summary of certain provisions of the French Commercial Code applicable to us. This summary is not intended to be a complete description of applicable rules under French law.

Any individual or legal entity referred to in Articles L. 233-7, L. 233-9 and L. 223-10 of the French Commercial Code coming to directly or indirectly own, or cease to own, alone or in concert, a number of shares representing a fraction of the Company’s capital or voting rights greater or equal to 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95% shall inform the Company as well as the French Financial Market Authority (AMF) of the total number of shares and voting rights and of securities giving access to the capital or voting rights that it owns immediately or over time within a period of four trading days from the crossing of the said holding thresholds.

This obligation applies when crossing each of the above-mentioned thresholds in a downward direction.

In case of failure to declare shares or voting rights exceeding the fraction that should have been declared, such shares shall be deprived of voting rights at General Meetings of Shareholders for any meeting that would be held until the expiry of a period of two years from the date of regularization of the notification in accordance with Article L. 233-14 of the French Commercial Code.

In addition, any shareholder crossing, alone or acting in concert, the 10%, 15%, 20% or 25% threshold shall file a declaration with the AMF pursuant to which it shall expose its intention over the following 6 months, including notably whether it intends to continue acquiring shares of the company, it intends to acquire control over the company, its intended strategy for the company.

Further, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 30% threshold shall file a mandatory public tender offer with the AMF. Also, any shareholder holding directly or indirectly a number between 30% and 50% of the capital or voting rights and who, in less than 12 consecutive months, increases his/her/its holding of capital or voting rights by at least 1% company’s capital or voting rights, shall file a mandatory public tender offer.

Changes in Share Capital

Increases in Share Capital (Article 10 of the Bylaws). Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

•	issuing additional shares;
•	increasing the par value of existing shares;
•	creating a new class of equity securities; and
•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;
•	in consideration for assets contributed in kind;
•	through an exchange offer;
•	by conversion of previously issued debt instruments;
•	by capitalization of profits, reserves or share premium; and
•	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering. Pursuant to recent legislation that went into effect on October 1, 2016, the preferential subscription rights will be transferable during a period starting two days prior to the opening of the subscription period and ending two days prior to the closing of the subscription period.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general shareholders’ meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to the global offering at our combined general shareholders’ meeting held on June 21, 2019.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares (Articles 13 and 15 of the Bylaws)

Form of Shares. The shares are in registered form, until their full payment. When they are fully paid up, they may be in registered form or bearer, at the option of the shareholders.

Further, in accordance with applicable laws, we may request at any time from the central depository responsible for holding our shares, the information referred to in Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and year of birth or, in the case of a legal entity, the name and the year of incorporation, nationality and address of holders of securities conferring immediate or long-term voting rights at its general meetings of shareholders and the amount of securities owned by each of them and, where applicable, the restrictions that the securities could be affected by.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

Ownership of Shares by Non-French Persons. Neither French law nor our bylaws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France may have to file an administrative notice with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs. In addition, acquisitions of 10% of the share capital or voting rights of a French resident company or a non-French resident company by a non-French resident or by a French resident, respectively, are subject to statistical reporting requirements to the French National Bank.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions. French law notably provides for standstill obligations and prohibition of insider trading.

Differences in Corporate Law

We are a société anonyme, or S.A., incorporated under the laws of France. The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	FRANCE	DELAWARE
Number of Directors

Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the bylaws. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied will be null and void.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Director Qualifications

Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities (with the exception of the chairman of the board) , and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors as well as the deliberations taken by the board member irregularly appointed.

Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

	FRANCE	DELAWARE
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.

Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting

Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent (mandataire ad hoc) or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	FRANCE	DELAWARE
Notice of General Meetings

A meeting announcement is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to a meeting and made available on the website of the company at least 21 day prior to the meeting. Subject to limited exceptions provided by French law, additional convening notice is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders holding registered shares for at least a month at the time latest insertions of the notices shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders’ meeting cannot deliberate due to lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice.

The convening notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of Commerce and Companies, the place, date, hour and agenda of the meeting and its nature (ordinary and/or extraordinary general shareholders’ meeting). The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	FRANCE	DELAWARE
Proxy

Each shareholder has the right to attend the meetings and participate in the discussions (i) personally, or (ii) by granting proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder or to any individual or legal entity of his choosing; or (iii) by sending a proxy to the company without indication of the mandate (in this case, such proxy shall be cast in favor of the resolutions supported by the board of directors), or (iv) by voting by correspondence, or (v) by videoconference or another means of telecommunication in accordance with applicable laws that allow identification. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of fifteen days.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.

Under Delaware law, a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.

	FRANCE	DELAWARE
Preemptive Rights

Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019)  by the shareholders present, represented by proxy or voting by mail at the extraordinary general shareholders’ meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights have not been waived by the extraordinary general shareholders’ meeting, each shareholder may individually either exercise, assign or not exercise its preferential subscription rights. Preferential subscription rights may only be assigned two business days prior to the day on which the subscription is opened until the second business day prior to its closing. Thus, the preferential subscription rights are transferable during a period equivalent to the subscription period relating to a particular offering (such period starting two business days prior to the opening of the subscription period and ending two business days prior to the closing of the subscription period). In accordance with French law, the period of exercise shall be no less than five trading days.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

	FRANCE	DELAWARE
Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of

“distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

 “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

“Distributable premium” refers to the contribution paid by the stockholders in addition to the par value of their shares for their subscription that the stockholders decide to make available for distribution.

Except in case of a share capital reduction, no distribution can be made to the stockholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the bylaws.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	FRANCE	DELAWARE
Repurchase of Shares

Under French law, a corporation may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, MAR provides for safe harbor exemptions when the acquisition is made for the following purposes:

•to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general shareholders’ meeting; in this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

•to meet obligations arising from debt securities that are exchangeable into equity instruments;

•to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•under a buy-back program to be authorized by the shareholders in strict compliance of market manipulation and insider dealing rules and in accordance with provisions of Article L. 225-209 of the French Commercial Code  and in accordance with the general regulations of, and market practices accepted by the AMF.

Under MAR and in accordance with the General Regulations of the French Financial Markets Authority, a corporation shall report to the competent authority of the trading venue on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

No such repurchase of ordinary shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issues share capital.

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	FRANCE	DELAWARE
Liability of Directors and Officers

Under French law, the bylaws may not include any provisions limiting the liability of directors. Civil liability of the directors may be sought for (1) an infringement of laws and regulations applicable to the company, (2) breach of the bylaws and (3) management failure.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•any breach of the director’s duty of loyalty to the corporation or its stockholders;

•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•any transaction from which the director derives an improper personal benefit.

Voting Rights

French law provides that, unless otherwise provided in the bylaws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. As from April 2016, double voting rights are automatically granted to the shares being registered since more than two years, unless the bylaws are modified in order to provide otherwise.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	FRANCE	DELAWARE
Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

•the approval of the board of directors; and

•approval by a two-thirds majority of the votes held (of the votes cast, as from our general shareholders' meeting convened to vote on the financial statements for the year ended December 31, 2019)  by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation (by exception, the extraordinary general shareholders’ meeting of the acquiring company may delegate to the board authority to decide a merger-absorption or to determine the terms and conditions of the merger plan).

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•the approval of the board of directors; and

•approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	FRANCE	DELAWARE
Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•shares of stock of the surviving corporation;

•shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors

French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social). In addition, directors shall take into account social and environmental issues arising out of the company’s activity.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

	FRANCE	DELAWARE
Shareholder Suits

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

The plaintiff must remain a shareholder through the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Amendment of Bylaws

Under French law, only the extraordinary general shareholders’ meeting is authorized to adopt or amend the bylaws. However, the board of directors is authorized to (i) modify the bylaws as a result of a decision to move the company’s registered office and (ii) to bring to the bylaws any modification rendered necessary by an amendment to an applicable law or regulation if the board of directors has been prior authorized by the extraordinary general shareholders' meeting for this purpose, and subject, in both cases, to ratification by the next extraordinary general shareholders’ meeting.

Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal the bylaws of the corporation. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Listing

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “ERYP.” Our ordinary shares are listed on Euronext Paris under the symbol “ERYP.”

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is The Bank of New York Mellon. Our share register for our ordinary shares is maintained by Société Générale. The share register reflects only record owners of our ordinary shares. Holders of our ADSs are not treated as our shareholders and their names are therefore not entered in our share register. The depositary, the custodian or their nominees are the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years’ imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc., pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590).

Foreign Exchange Controls

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

Availability of Preferential Subscription Rights

Our shareholders will have the preferential subscription rights described under “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the United States (which may be represented by ADSs) will not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares in the United States and ADS holders of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our ordinary shares represented by ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, ADS holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares—Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holders of our ADSs”.

C. Material Contracts.

License and Collaboration Agreement with SQZ Biotechnologies

In June 2019, we entered into a license agreement, or the 2019 license agreement, with SQZ Biotechnologies Company, or SQZ, pursuant to which we granted SQZ a worldwide, exclusive license under certain of our intellectual property, rights related to encapsulation technology to research, develop, manufacture, commercialize and otherwise exploit products that modulate an immune response that contain red blood cells and one or more antigens, excluding red blood cell containing products that have a primary mechanism of action that is other than eliciting an antigen-specific immune response or whose primary purpose is to elicit immune tolerance to certain enzymes that modulate specified metabolites. SQZ is solely responsible for future development and commercialization of licensed products and is required to use commercially reasonable efforts to develop and commercialize at least one licensed product throughout the world.

In consideration for entering into the 2019 license agreement, SQZ made an initial upfront payment of $1.0 million. Additionally, we are also entitled to receive $6.0 million in the aggregate for certain specified development and regulatory milestones, $50.0 million in the aggregate for certain specified commercial milestones, a tiered percentage royalty on annual net sales ranging in the low-single digits, subject to certain specified reductions, and a tiered percentage royalty on certain sublicensing revenue received by SQZ ranging from low-single digit to low-second decile. Royalties are payable by SQZ on a licensed product-by-licensed product, indication-by-indication, and country-by-country basis until the expiration of the last valid claim covering the licensed product in such country.

During the term of the 2019 license agreement we, alone and with third parties, are prohibited from researching, developing, manufacturing, commercializing or otherwise exploiting products whose primary purpose is to elicit immune tolerance to a therapeutic enzyme, wherein the red blood cells contain a portion or derivative of the therapeutic enzyme that is sufficient to elicit immune tolerance.

The 2019 license agreement expires on the date of expiration of all royalty obligations. Either party may terminate the 2019 license agreement earlier upon an uncured material breach of the agreement by the other party or the insolvency of the other party. We may terminate the 2019 license agreement in the event that SQZ initiates an action challenging the validity or enforceability of the licensed patents. Additionally, SQZ may terminate the 2019 license agreement for any or no reason on country-by-country basis or in its entirety upon specified written notice.

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

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year pursuant to Regulations BOI-ANNEX-000467-20191218 issued on December 18, 2019. The Nasdaq Global Select Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2019, our market capitalization did not exceed 1 billion euros.

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

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 28% for corporate bodies or other legal entities (as from January 1, 2020, to be progressively reduced to 25% by 2022). Special rules apply to U.S. holders who are residents of more than one country.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and 28% otherwise (the 28% rate for legal entities will be progressively reduced to 25% by 2022). Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 28% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Otherwise, dividends paid to a U.S. holder, other than individuals subject to the French withholding tax at a rate of 12.8%, will be subject to French withholding tax at the rate of 28%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 28% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.

Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Besides, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill n°2019-1479 for 2020) and under certain conditions (in particular reporting obligations), a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC.

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

Passive Foreign Investment Company Considerations. Based on the composition of our gross income and assets in 2018, the nature of our business and due to fluctuations in our stock price, we believe that we were characterized as a PFIC for our taxable year ending December 31, 2018. Based on the expected nature and composition of our gross income, assets, activities and market capitalization for our taxable year ending December 31, 2019, we expect that we will be characterized as a PFIC for the taxable year ended December 31, 2019. There can be no assurance that we will not be considered a PFIC for the current year or any future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year; however, if the facts underlying our 2020 PFIC determination are similar to those for 2019, we could be a PFIC for our taxable year ending December 31, 2020. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. holder will be subject to special rules discussed below. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the PFIC tests described below.

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

Passive income for this purpose generally includes dividends, allocations of income with respect to any partnership interest, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation or the partnership interests in a partnership, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation or partnership and as receiving directly its proportionate share of the other corporation’s or partnership’s income.

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our global offerings in our business. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

U.S. Federal Income Tax Consequences If We Are Not a PFIC. The description of the U.S. federal income tax consequences of the receipt of distributions and the sale or other taxable exchange of our ADSs, described in the following two sections “—Distributions” and “—Sale, Exchange or Other Taxable Disposition of the ADSs,” apply only if we are not a PFIC in the relevant year and our stock is not subject to the rules described above under “—Passive Foreign Investment Company Considerations” because we were a PFIC with respect to a U.S. holder and its ADSs in a prior year.

Distributions. We do not expect to make any distribution in respect of our ADSs. If we are not treated as a PFIC under the rules described above under “—Passive Foreign Investment Company Considerations” and made any distribution in respect of our ADSs, the gross amount of the distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

We maintain a corporate website at www.erytech.com. We intend to post our Annual Reports on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

Liquidity Risk

We do not believe that we are exposed to short-term liquidity risk, considering the cash and cash equivalents that we had available as of December 31, 2019, amounting to €73.2 million, which was primarily cash and term deposits that are convertible into cash in approximately 30 days notice without penalty. Management believes that the amount of cash and cash equivalents available at December 31, 2019 is sufficient to fund our planned operations until February 2021. We may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. Our operating results and our bank account held in U.S dollars are exposed to changes in foreign currency exchange rates between the euro and various foreign currencies, including the U.S. dollar. However, a portion of our operating expenses is denominated in U.S. dollars as a result of our clinical trials performed in the United States at our office based in Cambridge, Massachusetts and our production facility in Princeton, New Jersey. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. We also entered into a license and collaboration agreement with SQZ Biotechnologies in June 2019 and any potential payments pursuant to this agreement will be made in U.S. dollars.

As of December 31, 2019, management believes that its bank account position held in U.S. dollars is sufficient to cover operating expenses in dollars. As a consequence, we do not believe we have a significant foreign currency exchange risk as of December 31, 2019. The bank account position held in U.S. dollars amounted to $35,224 thousand as of December 31, 2019.

Change in exchange rate from 1% would have an impact of €310 thousand as of December 31, 2019.

Change in exchange rate from 5% would have an impact of €1,493 thousand as of December 31, 2019.

Change in exchange rate from 10% would have an impact of €2,850 thousand as of December 31, 2019.

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

The currently outstanding bank loan with Société Générale bear interest at a fixed rate, and therefore the company is not subject to interest rate risk with respect to this loan.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer and chief operating officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2019. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2019 as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Current Material Weaknesses.”

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

In connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of three material weaknesses in our internal control over financial reporting related to: (i) the closing and consolidation process due to (a) an inadequate segregation of duties and a lack of resources, which did not allow some tasks to be adequately reviewed and (b) a lack of a consolidation tool, which led to difficulties in documenting an appropriate audit trail of entries made; (ii) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (iii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary.

In connection with our assessment as of December 31, 2019, our management concluded that the following two material weaknesses have not been remediated as of December 31, 2019:

Monitoring of Research and Development Projects.

As of December 31, 2018, we identified a material weakness related to the monitoring of research and development projects, as controls designed to track actual costs incurred compared to invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes.

To remediate this material weakness and enhance our overall control environment during the year ended December 31, 2019, we worked on the reinforcement of internal controls implemented at the operating level and in particular, controls relating to the tracking of actual costs compared to invoices received, combined with a specific training provided to employees whose job functions impact our control activities, including members of the research and development department.

We believe the remediation plan described above improved the reliability of financial information related to research and development as the precision of controls relating to the tracking of actual costs compared to invoiced amounts was improved. Nevertheless, our management identified that the hiring of a financial professional dedicated to monitoring specific research and development projects was necessary to fully remediate this material weakness. Despite an active search, the position has not been filled as of December 31, 2019.

Internal Control of U.S. Subsidiary.

As of December 31, 2018, we identified a material weakness related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary, ERYTECH Pharma Inc.

To remediate this material weakness, we took number of actions to improve internal control over financial reporting related to our U.S subsidiary during the year ended December 31, 2019, including the following:

•

defining the appropriate organization model and hiring a U.S. Head of Finance and a Financial Controller who have the appropriate experience, certification, education, and training in financial reporting, accounting and internal control; and

•	designed and implemented a controls framework for all key processes to ensure that the process-level risks of possible misstatement in our financial reporting are identified and mitigated.

However, we failed to fully remediate this material weakness since we have not yet designed, implemented and maintained effective controls over certain information technology systems supporting our U.S operations that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain user access controls to appropriately segregate duties and adequately restrict user and privileged access to certain financial applications, data and programs to the appropriate personnel.

As a result of the two material weaknesses described above, management concluded our internal control over financial reporting was not effective as of December 31, 2019 at the reasonable assurance level.

Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting

In connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of three material weaknesses in our internal control over financial reporting. One of these material weaknesses was related to the closing and consolidation process, due to an inadequate segregation of duties and a lack of resources which did not allow some tasks to be adequately reviewed, as well as a lack of a consolidation tool that led to difficulties in documenting an appropriate audit trail of entries made. As a result of the remediation activities described below, as of December 31, 2019, management has concluded that this material weakness has been fully remediated.

In response to this material weakness, we took a number of actions to improve our internal control over financial reporting during the year ended December 31, 2019, including the following:

•

the reinforcement of our finance team with the hiring of a Consolidation Manager in February 2019. This employee has assisted our finance team in validating the consolidation process by ensuring that tasks were adequately reviewed and by ensuring an adequate segregation of duties; and

•	the implementation of a consolidation software to ensure a proper audit trail.

Management’s Plan for Remediation of Current Material Weaknesses

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remediation actions to address the two material weaknesses that were not remediated as of December 31, 2019:

Monitoring of Research and Development Projects

Going forward, we plan to continue to:

•	reinforce our team dedicated to the monitoring of research and development projects for which process level control have not been considered as effective;
•	strengthen controls over our financial information related to research and development to detect and correct errors.

Lack of Effective Control Over IT System Supporting Financial U.S Activities

At the end of 2019, we hired of a new staff accountant to ensure that the defined segregation of duties is also designed, implemented and maintained at an operational level.

Going forward, we plan to:

•	define the segregation of duties that we wish to implement in our U.S. subsidiary; and
•

design, implement and maintain effective controls over certain information technology systems supporting our U.S operations that are relevant to the preparation of the consolidated financial statements, and in particular user access controls, to ensure that this defined segregation of duties is reflected in our IT systems.

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

Changes in Internal Control over Financial Reporting

Other than the material weaknesses and the remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

KPMG S.A., or KPMG, has served as our independent registered public accounting firm for the years ended December 31, 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year Ended December 31,
	2018	2019
	(in thousands of €)
Audit Fees	253	322
Audit-Related Fees	—	74
All Other Fees	—	—
Total	253	396

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

“All Other Fees” are additional amounts billed for products and services provided by KPMG.

There were no “Tax Fees” billed or paid during 2018 or 2019.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See the financial statements beginning on page F-1 of this Annual Report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The exhibits listed below are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Bylaws (statuts) of the registrant (English translation)	20-F	001-38281	1.1	April 24, 2018

2.1	Amended and Restated Deposit Agreement	20-F	001-38281	2.1	April 24, 2018

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	20-F	001-38281	2.2	April 24, 2018

2.3*	Description of Securities
4.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)	F-1	333-220867	10.1	October 6, 2017

4.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)	F-1	333-220867	10.2	October 6, 2017

4.3	Lease Agreement by and between the registrant and EUROGAL, dated December 6, 2017 (English Translation)	20-F	001-38281	4.3	April 24, 2018

4.4	Lease by and between the registrant and 104 Campus Drive LLC, dated April 27, 2018	20-F	001-38281	4.4	March 29, 2019

4.7#	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011	F-1	333-220867	10.5	October 6, 2017

4.8#	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009	F-1	333-220867	10.6	October 6, 2017

4.9#	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014	F-1	333-220867	10.7	October 6, 2017

4.10	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.8	October 6, 2017

4.11#	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.9	October 6, 2017

4.12#	Patent License Agreement by and between the registrant and the Public Health Service, dated as of June 19, 2012	F-1	333-220867	10.10	October 6, 2017

4.13†	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-220867	10.11	October 6, 2017

4.14†	Summary of BSA Plans	F-1	333-220867	10.12	October 6, 2017

4.15†	Summary of BSPCE Plans	F-1	333-220867	10.13	October 6, 2017

4.16†	2016 Share Option Plan (English translation)	F-1	333-220867	10.14	October 6, 2017

4.17†	2016 Free Share Plan (English translation)	F-1	333-220867	10.15	October 6, 2017

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.18†	2017 Share Option Plan (English translation)	S-8	333-222673	99.5	January 24, 2018

4.19†	2017 Free Share Plan (English translation)	S-8	333-222673	99.6	January 24, 2018

4.20†	2018 Share Option Plan (English translation)	S-8	333-232670	99.2	July 16, 2019

4.21†	2018 Free Share Plan (English translation)	S-8	333-232670	99.3	July 16, 2019

4.22†*	2019 Share Option Plan (English translation)

4.23†*	2019 Free Share Plan (English translation)

4.24^*	License and Collaboration Agreement by and between the registrant and SQZ Biotechnologies Company, dated June 24, 2019

4.25†*	Executive Employment Agreement by and between the registrant and Gil Beyen, dated as of April 1, 2019

8.1	List of subsidiaries of the registrant	F-1	333-220867	21.1	October 6, 2017

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
^	Portions of this document (indicated by "[***]") have been omitted because they are not material and would likely cause competitive harm to ERYTECH Pharma S.A. if disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERYTECH Pharma S.A.

By:	/s/	Gil Beyen
Name:		Gil Beyen
Title:		Chief Executive Officer

Date: March 17, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Erytech Pharma S.A. and subsidiary (the Company) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Change in Accounting Principle

As discussed in Note 2.6 to the consolidated financial statements, the Company has changed its method of accounting for leases on January 1, 2019, due to the adoption of IFRS 16 “Leases”.

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

Lyon, on the 17 March 2020

Sara Righenzi de Villers

Partner

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	12/31/2017	12/31/2018	12/31/2019
Revenues		—	—	—
Other income	3.1	3,364	4,447	5,283
Operating income		3,364	4,447	5,283
Research and development	3.2.1	(25,463)	(33,468)	(52,193)
General and administrative	3.2.2	(8,791)	(14,600)	(17,164)
Operating expenses		(34,254)	(48,068)	(69,357)
Operating loss		(30,889)	(43,621)	(64,074)
Financial income	3.5	539	5,427	2,947
Financial expenses	3.5	(3,183)	(29)	(1,533)
Financial income (loss)		(2,644)	5,399	1,414
Income tax	3.6	3	(2)	1
Net loss		(33,530)	(38,224)	(62,659)
Basic / Diluted loss per share (€/share)	3.7	(2.95)	(2.13)	(3.49)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)		12/31/2017	12/31/2018	12/31/2019
Net loss		(33,530)	(38,224)	(62,659)
Elements that may be reclassified subsequently to income (loss)
Foreign subsidiary – Currency translation adjustment	2.4	(38)	15	1,237
Elements that may not be reclassified subsequently to income (loss)
Actuarial gains or losses on defined benefits liability		8	(60)	(38)
Tax effect		(3)	3	—
Other comprehensive income (loss)		(33)	(42)	1,199
Total comprehensive loss		(33,563)	(38,266)	(61,460)

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated (see note 2.6).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2017	December 31, 2018	December 31, 2019
ASSETS
Non-current assets
Intangible assets	4.1.1	53	1,613	603
Property, plant and equipment	4.1.2	3,406	15,274	25,632
Right of use	4.2	—	—	10,009
Other non-current financial assets	4.3	234	1,046	718
Total non-current assets		3,693	17,933	36,963
Current assets
Other current financial assets	4.3	—	—	41
Inventories	4.4	176	1,396	358
Trade and other receivables	4.5	76	30	36
Other current assets	4.5	5,791	14,111	7,975
Cash and cash equivalents	4.6	185,525	134,371	73,173
Total current assets		191,568	149,907	81,583
TOTAL ASSETS		195,261	167,840	118,546

		As of
(Amounts in thousands of euros)	Notes	December 31, 2017	December 31, 2018	December 31, 2019
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		1,794	1,794	1,794
Premiums related to share capital		281,745	281,745	281,688
Reserves		(68,386)	(99,524)	(136,608)
Translation reserve		(203)	(188)	1,344
Net loss for the period		(33,530)	(38,224)	(62,659)
Total shareholders’ equity	4.7	181,419	145,602	85,560
Non-current liabilities
Provisions - non-current portion	4.8	214	347	506
Financial liabilities – non-current portion	4.9	2,019	1,243	1,321
Lease liabilities - non-current portion	4.10	—	—	11,278
Deferred tax		3	—	—
Total Non-current liabilities		2,236	1,590	13,105
Current liabilities
Provisions - current portion		—	—	71
Financial liabilities – current portion	4.9	824	776	99
Lease liabilities - current portion	4.10	—	—	1,425
Trade and other payables	4.11	8,076	16,655	13,775
Other current liabilities	4.11	2,706	3,217	4,510
Total current liabilities		11,606	20,648	19,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		195,261	167,840	118,546

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated (see note 2.6).

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of euros)	Notes	12/31/2017	12/31/2018 (1)	12/31/2019

Cash flows from operating activities
Net loss		(33,530)	(38,224)	(62,659)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange (calculated)		3,159	(3,981)	(1,816)
Amortization and depreciation	3.4	532	797	4,216
Provision	3.4	57	73	192
Net booked value of scrapped fixed assets	4.1.2	—	—	42
Expenses related to share-based payments	3.3	1,769	2,449	1,359
Interest expense		23	4	484
Income tax expense (income)	3.6	(3)	2	(1)
Change in assets and liabilities in foreign currency		(38)	15	1,144
Operating cash flow before change in working capital		(28,031)	(38,864)	(57,040)
(Increase) decrease in inventories	4.4	(31)	(1,219)	1,038
(Increase) decrease in trade and other receivables	4.5	142	47	(7)
(Increase) decrease in other current assets	4.5	(1,266)	(8,321)	6,150
Increase (decrease) in trade and other payables	4.11	3,243	(8)	5,993
Increase (decrease) in other current liabilities	4.11	1,241	508	556
Change in working capital		3,329	(8,994)	13,730
Net cash flow used in operating activities		(24,702)	(47,857)	(43,310)
Cash flows from investing activities
Acquisition of property, plant and equipment	4.1.1	(1,664)	(5,635)	(20,117)
Acquisition of intangible assets	4.3	(25)	(3)	(16)
Increase in non-current & current financial assets	4.3	(102)	(812)	(119)
Decrease in non-current & current financial assets	4.3	—	—	414
Net cash flow used in investing activities		(1,791)	(6,450)	(19,838)
Cash flows from financing activities
Capital increases, net of transaction costs	4.7	177,576	—	—
Subscription of warrants		—	—	47
Proceeds from borrowings	4.9	421	—	—
Repayment of borrowings	4.9	(452)	(818)	(738)
Allowance received from a lessor	4.10	—	—	1,866
Repayment of lease debt (IFRS 16)	4.10	—	—	(978)
Interests received (paid)		—	—	(195)
Other change in financial liabilities	4.9	—	—	38
Net cash flow from (used in) financing activities		177,545	(818)	40
Exchange rate effect on cash in foreign currency		(3,183)	3,981	1,910
Increase (Decrease) in cash and cash equivalents		147,869	(51,144)	(61,198)
Net cash and cash equivalents at the beginning of the period	4.6	37,646	185,514	134,371
Net cash and cash equivalents at the closing of the period	4.6	185,514	134,371	73,173

Cash paid for interest		115	14	195
Cash paid for income tax		—	—	—

(1) See note 2.8.

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated (see note 2.6).

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net income (loss)	Total shareholders’ equity
At December 31, 2016	873	105,090	(48,247)	(165)	(21,913)	35,638
Net loss for the period					(33,530)	(33,530)
Other comprehensive income			5	(38)		(33)
Total comprehensive income (loss)	—	—	5	(38)	(33,530)	(33,563)
Allocation of prior period loss			(21,913)		21,913	—
Issue of ordinary shares (1)	921					921
Additional paid in capital (1)		176,655				176,655
Share-based payment			1,769			1,769
At December 31, 2017	1,794	281,745	(68,386)	(203)	(33,530)	181,419
Net loss for the period					(38,224)	(38,224)
Other comprehensive income			(58)	15		(42)
Total comprehensive income (loss)	—	—	(58)	15	(38,224)	(38,266)
Allocation of prior period loss			(33,530)		33,530	—
Issue of ordinary shares	0	(0)				0
Share-based payment			2,449			2,449
At December 31, 2018	1,794	281,745	(99,524)	(188)	(38,224)	145,602
Net loss for the period					(62,659)	(62,659)
Other comprehensive income			(38)	1,237		1,199
Total comprehensive income (loss)	—	—	(38)	1,237	(62,659)	(61,460)
Allocation of prior period loss			(38,224)		38,224	—
Issue of warrants		59				59
Share-based payment			1,359			1,359
Reclassification	0	(115)	(180)	295		—
At December 31, 2019	1,794	281,688	(136,608)	1,344	(62,659)	85,560

(1)

Fundraising in April 2017 for a total amount (net of transaction costs) of €65 million and global underwritten offering as part of the Company’s U.S. initial public offering in November 2017 for a total amount (net of transaction costs) of €112 million.

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated (see note 2.6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 The notes are an integral part of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on March 12, 2020.

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

The Company has incurred losses and negative cash flows from operating activities since its inception and had shareholders’ equity of €85,560 thousand as of December 31, 2019 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

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

The accompanying consolidated financial statements and related notes (the “Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.

Registered office of ERYTECH Pharma S.A.: 60 avenue Rockefeller, 69008, Lyon, France.

Major events of 2019

Business

May 2019:

•

Acceptance by the U.S. Food and Drug Administration (FDA) of the Company’s Investigational New Drug (IND) application for eryaspase, consisting of the enzyme L-asparaginase encapsulated inside donor derived red blood cells. The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical trial sites for its ongoing pivotal Phase 3 TRYbeCA-1 trial evaluating eryaspase in second-line pancreatic cancer.

June 2019:

•

Opening of a new U.S.-based GMP manufacturing facility in Princeton, New Jersey, United States. The facility will support production capacity needs for eryaspase, the Company’s lead product candidate, for patients in the United States.

•

The Company signed an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to collaborate on the advancement of novel red blood cell-based therapeutics for immune modulation. The Company is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. The Company will also be eligible to receive sales royalties.

•

Enrollment of first patient in the Phase 2 clinical trial, named TRYbeCA-2, evaluating the Company’s lead product candidate, eryaspase, for the treatment of first line triple negative breast cancer (TNBC).

November 2019:

•

The Company achieved two important milestones for the TRYbeCA-1 Phase 3 clinical trial of eryaspase in second line metastatic pancreatic cancer. TRYbeCA-1 was opened for patient enrollment in the United States and the first site was activated. The Company expects to expand the trial to approximately 100 sites across several European countries and the United States. The manufacturing of eryaspase for the patients to be treated in the United States will take place at the Company’s newly established manufacturing facility in Princeton, New Jersey.

•	Publication of the full results from the Phase 2b trial evaluating eryaspase in metastatic pancreatic in the European Journal of Cancer.

Management

January 2019:

•	Grant of 36,150 free shares and 38,025 stock-options to employees.
•	Eric Soyer was appointed as Deputy General Manager of the Company.

April 2019:

•

Grant of 94,200 free shares (of which 36,000 to executives and 58,200 to employees), 76,905 stock-options (of which 44,200 to executives and 32,705 to employees) and 25,998 warrants to members of the board of directors.

June 2019:

•

Dr. Jean-Paul Kress was appointed as Chairman of the Board of Directors by the Board of Directors following his appointment as board member at the Company’s Annual General Meeting of Shareholders held on June 21, 2019. Dr. Kress has over 25 years’ experience as a senior executive officer in international biotechnology and pharmaceutical groups. He was Chairman and Chief Executive Officer of Syntimmune (Cambridge, MA, US) until the end of 2018, when the company was acquired by Alexion Pharmaceuticals.

July 2019:

•	Grant of 59,123 stock-options to executives.

October 2019:

•

Grant of 300,941 free shares (of which 149,999 to executives and 150,942 to employees), 347,250 stock-options (of which 217,500 to executives and 129,750 to employees) and 75,000 warrants to members of the board of directors.

Major events of 2018

June 2018:

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

2. ACCOUNTING RULES AND METHODS

The presentation of the notes to the Consolidated Financial Statements has been modified compared to those used for the years ended until December 31, 2018. The changes concerned the organization and the ranking of the notes. They are designed to increase the readability of the financial statements prepared in IFRS. Most of the accounting rules and methods, previously in note 4, are now included in each reference note in order to ensure that the reader can more easily understand the financial information presented. The basis of preparation of the financial statements, the use of estimates and judgments and the changes in accounting policies are still detailed in note 2.

2.1 Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.

The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible bonds.

At the approval date of the financial statements, the Board of Directors believes that the Company will be able to fund its operations until February 2021, considering:

•	Cash and cash equivalents held by the Company amounted to 73.2 million euros as of December 31, 2019. They are composed of cash and term deposits readily available without penalty;
•	The collection of a subsidy and a reimbursable advance from BPI France in February 2021 (€3.3 million);
•	The expected receipt of the Research Tax Credit for the 2019 financial year (€3.9 million);
•	The cash consumption forecasted for 2020 and early 2021.

Considering the above factors and assumptions, the Company believes that it is able to fund its operations during the 12 months after the closing date.

From February 2021, the Company will have to find additional funding. Various financing sources are considered among the issuance of new debt or equity instruments and partnership agreements.

2.2 Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 12, 2020. They will be subject to the approval of the General Meeting on June 26, 2020.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).

As of December 31, 2019, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRS IC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below. These methods were used for all periods presented.

The Company adopted the following standards, amendments and interpretations that are applicable as at January 1, 2019:

•	IFRS 16 - Leases;
•	IFRIC 23 - Uncertainty over income tax treatments;
•	Amendments to IFRS 9 - Prepayment features with negative compensation;
•	Amendments to IAS 28 - Long term Interests in Associates and Joint Ventures;
•	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement;
•	Annual Improvements to IFRS Standards 2015-2017 Cycle.

These new texts did not have any significant impact on the Company’s results or financial position, with the exception of IFRS 16 (see note 2.6).

The standards and interpretations that are optionally applicable to the Company as of December 31, 2019 were not applied in advance.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	Amendments to References to the Conceptual Framework in IFRS Standards;
•	Amendments to IFRS 3 - Business Combinations;
•	Amendments to IAS 1 and IAS 8: Definition of Material.

2.3 Basis of consolidation

In accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”), an entity is consolidated when it is controlled by the Company. The Company controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intra-company balances, transactions and dividends are eliminated in full. The Company has one subsidiary for which no non-controlling interest is recognized.

Details of the Company’s subsidiary as of December 31, 2019 are as follows:

	Date of Incorporation	Percent of Ownership Interest	Accounting Method
ERYTECH Pharma, Inc.	April 2014	100%	Fully consolidated

2.4 Foreign currencies

Functional Currency and Translation of Financial Statements into Presentation Currency

The Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A. (the “Parent Company”). The statement of financial position of the consolidated entity having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statement of income (loss), statement of comprehensive income (loss) and statement of cash flow of such consolidated entity are translated at the average exchange rate for the period, except if exchanges rates fluctuate significantly. The resulting translation adjustment is included in other comprehensive income (loss) as a cumulative translation adjustment.

Exchange rate (USD per EUR)	December 31, 2017	December 31, 2018	December 31, 2019
Weighted average rate	1.1293	1.1815	1.1196
Closing rate	1.1993	1.1450	1.1234

Conversion of Foreign Currency Transactions

Foreign currency transactions are converted to functional currency (euros) at the exchange rate applicable on the transaction date. At the closing date, foreign currency monetary assets and liabilities are converted at the exchange rate prevailing on that date. The resulting exchange gains or losses are recorded in the consolidated statement of income (loss) in “Financial income (loss)”.

The loan in U.S. dollars from the Parent Company to ERYTECH Pharma, Inc. was considered as part of the net investment in a foreign operation until the end of the third quarter of 2019, when the loan was partly converted into capital and partly restructured as a medium term loan. As a result of this financial restructuring, the loan is no longer qualified as an investment in a foreign operation. Exchange rate differences are recognized in the consolidated statement of income (loss) since October 1, 2019 (see note 3.5).

2.5 Use of estimates and judgments

Preparation of the consolidated financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The use of estimates and judgment relate primarily to the measurement of share-based payments (Note 3.3.3) and the new judgments linked to the accounting treatment of the leases in accordance with IFRS 16(see note 2.6).

2.6 Change in accounting policies

The Company applied IFRS 16 - Leases for the first time as of January 1, 2019.

IFRS 16 eliminates the distinction between operating leases and finance leases and requires all leases to be recognized on the lessee’s balance sheet, in the form of an asset (representing the right to use the rented asset during the duration of the contract) and of a liability (corresponding to the future lease payments). The standard also impacts the presentation of the income statement (allocation of expense between operating loss and financial expenses) and the cash flow statement (allocation of cash outflows between cash flow used in operating activities and cash flow used in financing activities).

The Company has applied the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date, i.e. January 1, 2019. Consequently, the comparative information disclosed for 2017 and 2018 were not restated. They are disclosed as previously in accordance with IAS 17 standard and its interpretations. The consequences of this change in accounting policies are disclosed in detail below.

Definition of a lease

Until the current period, the Company determined at the signing of the contract whether an agreement constituted or included a lease in accordance with the provisions of IFRIC 4 - Determining Whether an Arrangement Contains a Lease. As a lessee, the Company previously classified lease agreements as operating or finance leases by assessing whether the contract transferred substantially all the risks and benefits inherent in the ownership in accordance with IAS 17.

The Company now assesses whether a contract is or contains a lease in accordance with IFRS 16, i.e. whether it grants the right to control the use of an identified asset for a certain period in exchange for consideration.

At the transition date, the Company chose to apply the simplification measure of keeping past analyses for the identification of leases and applying IFRS 16 only to contracts previously classified as leases.

Transition information

At the transition date, the lease liability linked to contracts classified as operating leases in accordance with IAS 17 (mainly real estate) was measured at the value of the remaining lease payments discounted at the marginal borrowing rate as of January 1, 2019. The right of use is measured at an amount equal to the lease liability, corrected with lease payments prior to the commencement date or remaining due in the statement of financial position.

For contracts previously classified as finance leases, the value of the right of use and the lease liability as of January 1, 2019 were determined as those of the underlying asset and the lease liability that were calculated in accordance with IAS 17.

The Company has applied exemptions set out in IFRS 16 regarding:

•	Contracts with a lease term of 12 months or less at the transition date. These contracts have resulted in an expense of approximately €227 thousand in 2019.
•	Contracts for low value assets. These contracts have resulted in an expense of approximately €33 thousand in 2019.

As part of the transition to IFRS 16 as of January 1, 2019, the Company recognized in liabilities a lease liability of €7,734 thousand (see note 4.10) and in assets a right of use of €7,443 thousand (see note 4.2) taking into account a liability of €291 thousand recognized in the statement of financial position as of December 31, 2018.

The discount rates applied for contracts previously classified as operating leases are based on the Company's marginal borrowing rate in accordance with the maturity method and computed on the remaining term of the contracts at the transition date, to which is added a spread which takes into account the total duration of the contract. The average marginal borrowing rate selected as of January 1, 2019 is 1.4% in France and 3.8% in the United States.

The gap between the off-balance sheet commitments disclosed in note 8 of the consolidated financial statements as of December 31, 2018 and the lease liability recognized as of January 1, 2019 in accordance with IFRS 16 (see note 4.10) can be explained as follows:

(Amounts in thousands of euros)
Operating lease commitment as lessee (December 31, 2018)	8,268
Unrecognized contracts in accordance with IFRS 16 exemptions	(142)
Differences in the durations used linked to termination and extension options that are reasonably certain to be exercised	5,798
Leases signed in 2018 for an asset available after January 1, 2019	(2,593)
Other (including the improvement allowance (Princeton lease) – see note 4.10)	(2,045)
Non-discounted lease liability under IFRS 16 as of January 1, 2019	9,285
Discount effect	(1,551)
Discounted lease liability under IFRS 16 as of January 1, 2019	7,734

Impact on financial statements of the period

In accordance with IFRS 16, the Company recognized as of December 31, 2019:

•	A right of use (net value) of €10,009 thousand;
•	A lease liability of €12,703 thousand;
•	A depreciation expense of €1,366 thousand;
•	A financial expense of €343 thousand.

2.7 Presentation of the statement of income (loss)

The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is the research and development. Consequently, only “research and development expenses” and “general administrative expenses” functions are considered to be representative. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in Note 3.2.

2.8 Presentation of the statement of cash flows

The consolidated statements of cash flows are prepared using the indirect method and separately present the cash flows associated with operating, investment, and financing activities.

The statement of cash flow for the financial year ended December 31, 2018 has been amended as compared to the information published in the consolidated financial statements as of December 31, 2018 in order to take into account a classification error considered to be non-significant: the line "acquisition of property, plant and equipment" (investment activities) in the consolidated statement of cash flow included an amount of fixed assets payables not yet paid of €8,587 thousand, which should not have been included in this line but in "Increase (decrease) in trade and other payables" (operating activities).

(Amounts in thousands of euros)	2018 published as of 12/31/2018	2018 amended as of 12/31/2019
Increase (decrease) in trade and other payables	8,579	(8)
Change in working capital	(407)	(8,994)
Net cash flow used in operating activities	(39,270)	(47,857)
Acquisition of property, plant and equipment	(14,222)	(5,635)
Net cash flow used in investing activities	(15,037)	(6,450)

2.9 Segment reporting

In accordance with IFRS 8 Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

Information per business segment

The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.

Information per geographical segment

Revenues from external customers (amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
France	178	72	105
United States	—	—	969
Total	178	72	1,074

Non-current assets (amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
France	3,332	4,912	9,616
United States	127	11,975	26,629
Total	3,459	16,887	36,245

2.10 Events after the close of the reporting period

The consolidated statement of financial position and the consolidated statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date.

February 2020 :

•	The Company received from BPI France a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand under the milestone n°6 of the TEDAC project.
•	Grant of 50,037 free shares and 41,950 stock-options.

3. Notes related to the consolidated statement of income (loss)

3.1 Operating income

Accounting policies

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

The CIR is presented under operating income as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).

Subsidies

Subsidies received that are not repayable by the Company are recognized as operating income where there exists reasonable assurance that the Company will comply with the conditions attached to the subsidies and the subsidies will be received.

Subsidies that are upfront payments are presented as deferred revenue and recognized ratably through income over the duration of the research program to which the subsidy relates.

A public subsidy that is to be received either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated future costs, is recognized as operating income when there exists reasonable assurance that the subsidies will be received.

Revenues from licenses or other contracts

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

Partnership with Orphan Europe NOPHO clinical trial

Within the context of this agreement, Orphan Europe agreed to finance the NOPHO study for a total amount of €600 thousand. This revenue is recognized in “other income” in the statement of income (loss).

License agreement with SQZ Biotechnologies (“SQZ”)

Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. In accordance with IFRS 15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property ("static license"). Consequently, the income linked to the upfront payment ($1 million) was recognized in June 2019 when SQZ Biotechnologies could begin to use the licensed intellectual property.

The Company does not generate any revenue from the sale of its products considering its stage of development.

(in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Research Tax Credit	3,187	4,375	3,915
Subsidies	—	—	294
Other income	178	72	1,074
Total	3,364	4,447	5,283

Revenues from licenses or other contracts

Revenues from licenses or other contracts are linked to partnership with Orphan Europe in 2017 and 2018 and to the license agreement with SQZ Biotechnologies in 2019 (see note 7).

3.2 Operating expenses by nature

3.2.1 Research and development expenses

For the year ended December 31, 2017 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	1,859	532	2,391
Rental and maintenance	140	496	636
Services, subcontracting and fees	1,768	12,407	14,175
Personnel expenses	2,088	5,828	7,916
Depreciation and amortization	94	169	263
Other	37	44	81
Total	5,986	19,476	25,463

For the year ended December 31, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	1,061	728	1,789
Rental and maintenance	279	526	805
Services, subcontracting and fees	5,043	14,589	19,632
Personnel expenses	3,013	7,901	10,914
Depreciation and amortization	68	192	260
Other	38	30	67
Total	9,502	23,965	33,468

For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	668	6,340	7,007
Rental and maintenance	171	1,125	1,296
Services, subcontracting and fees	3,543	21,753	25,296
Personnel expenses	3,056	11,911	14,967
Depreciation, amortization & provision	307	3,229	3,536
Other	50	40	90
Total	7,795	44,398	52,193

The increase in research and development expenses for periods presented is mainly due to:

•

The increase in external services mainly linked to the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly with the commencement of the Phase 3 clinical trial for the treatment of pancreatic cancer in September 2018;

•	The increase in research and development personnel expenses (see note 3.3).

3.2.2 General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Consumables	148	33	527
Rental and maintenance	894	1,584	1,117
Services, subcontracting and fees	2,867	5,409	7,964
Personnel expenses	3,688	5,925	6,331
Depreciation and amortization	266	529	751
Other	927	1,122	474
Total	8,791	14,600	17,164

The increase in general and administrative expenses between 2017 and 2018 is mainly due to an increase in services and subcontracting of €2,542 thousand and an increase in personnel expenses of €2,237 thousand (see note 3.3).

The increase in general and administrative expenses between 2018 and 2019 is mainly due to an increase in services and subcontracting of €2,555 thousand, primarily related to costs incurred as part of the establishment of the Princeton manufacturing facility.

3.3 Personnel expenses

3.3.1 Research and development expenses

Research and development expenses For the year ended December 31, 2017 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,200	4,028	5,229
Share-based payments (employees and executive management)	292	541	833
Social security expenses	596	1,259	1,854
Total personnel expenses	2,088	5,828	7,916

Research and development expenses For the year ended December 31, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,887	5,393	7,279
Share-based payments (employees and executive management)	334	824	1,158
Social security expenses	792	1,684	2,476
Total personnel expenses	3,013	7,901	10,914

Research and development expenses For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	2,029	8,893	10,923
Share-based payments (employees and executive management)	223	465	688
Social security expenses	804	2,553	3,357
Total personnel expenses	3,056	11,911	14,967

The increase in personnel expenses is mainly due to an increase in research and development employee headcount. The weighted average full-time employees (FTE) was 71 in 2017, 99 in 2018 and 156 in 2019.

3.3.2 General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Wages and salaries	1,990	3,721	4,375
Share-based payments (employees and executive management)	642	849	522
Social security expenses	1,057	1,355	1,433
Total personnel expenses	3,688	5,925	6,331

The increase in personnel expenses is mainly due to an increase in general and administrative employee headcount. The weighted average full-time employees (FTE) was 25 in 2017, 39 in 2018 and 41 in 2019.

3.3.3 Share-based payments (IFRS 2)

Accounting policies

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

Fair value is estimated using the Black & Scholes valuation model (for BSA, SO and BSPCE valuation), Monte-Carlo valuation model (for AGA valuation) and Cox-Ross-Rubinstein valuation model (for  2017 BSA valuation). These models allow the Company to take into account the characteristics of the plan (exercise price, vesting period), the market data at the grant date (volatility, expected dividends, repo margin), possible performance conditions attached to warrants and recipient behavior assumptions.

The Company has no legal or constructive obligation to repurchase or settle any of these equity instruments in cash.

Founder subscription warrants (“BSPCE”) plan

Types of securities	BSPCE2012	BSPCE2014
Maturity	May 20, 2020	January 22, 2024
Maximum number of new shares that can be issued	169,760	169,100

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

Share subscription warrants (“BSA”) plan

Types of securities	BSA2012	BSA2014	BSA2016	BSA2017	BSA2019
Vesting period	NA	NA	Tranche 1: 1 year Tranche 2: 2 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	2 years
Maturity	May-2020	January-2024	Depending of the grant date October-2021 January-2022	Depending of the grant date June-2022 January-2023	October-2022
Maximum number of new shares that can be issued	40,180	29,000	55,000	88,500	75,000

The main assumptions used to determine the fair value of the plans granted in 2017, 2018 and 2019 are:

	Grant in January 2017	Grant in June 2017	Grant in January 2018
Number of warrants	15,000 BSA2016	55,000 BSA2017	40,500 BSA2017
Exercise price	€13.46	€26.47	€18.00
Price of the underlying share	€15.51	€28.25	€18.00
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	48.00%	48.00%	43.94%
Repo margin	5.00%	5.00%	n/a
Expected term	3 years	3 years	T1 : 5.5 years T2 : 6 years T3 : 6.5 years
Fair value of the plan (in thousands of euros)	58	394	300

	Grant in April 2019	Grant in October 2019
Number of warrants	25,998 BSA2018	75,000 BSA2019
Exercise price	€6.82	€3.71
Price of the underlying share	€7.20	€3.78
Expected dividends	0.00%	0.00%
Volatility (1)	38.91%	33.41%
Expected term	T1 : 3 years T2 : 3.5 years T3 : 4 years	2.5 years
Fair value of the plan (in thousands of euros) (2)	56	59
(1)	based on the historical volatility observed on the ERYP index on Euronext
(2)	BSA were granted at fair value (€2.15 in April 2019 and €0.79 in October 2019). Therefore, no expense was recognized under IFRS 2.

Stock options (“SO”) plan

Types of securities	SO2016	SO2017	SO2018	SO2019
Vesting period	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 2 years Tranche 2: 3 years
Maturity	Depending of the grant date October-2026 January-2027 June-2027 October-2027	Depending of the grant date June-2027 January-2028	Depending of the grant date September-2028 January-2029 April-2029	Depending of the grant date July-2029 October-2029
Maximum number of new shares that can be issued	66,999	93,564	111,810	406,373

The main assumptions used to determine the fair value of the plans granted in 2017, 2018 and 2019 are:

	Grant in January 2017	Grant in June 2017	Grant in October 2017
Number of options	3,000 SO2016	18,000 SO2016 22,200 SO2017	30,000 SO2016
Exercise price	€15.65	€26.47	€23.59
Price of the underlying share	€15.51	€28.25	€24.70
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	48.00%	48.00%	48.00%
Repo margin	5.00%	5.00%	5.00%
Expected term	3 years	3 years	3 years
Fair value of the plan (in thousands of euros)	13	308	208

	Grant in January 2018	Grant in September 2018
Number of options	97,203 SO2017	24,000 SO2018
Exercise price	€18.00	€9.26
Price of the underlying share	€18.00	€8.75
Expected dividends	0.00%	0.00%
Volatility (1)	43.94%	41.59%
Expected term	T1 : 6 years T2 : 6.5 years	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	731	80

	Grant in January 2019	Grant in April 2019	Grant in July 2019	Grant in October 2019
Number of options	38,025 SO2018	76,905 SO2018	59,123 SO2019	347,250 SO2019
Exercise price	€6.38	€7.20	€5.78	€4.25
Price of the underlying share	€6.38	€7.20	€5.81	€3.78
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	41.88%	41.65%	41.00%	40.69%
Expected term	T1 : 6 years T2 : 6.5 years	T1 : 6 years T2 : 6.5 years	T1 : 6 years T2 : 6.5 years	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	97	217	131	447
(1)	based on the historical volatility observed on the ERYP index on Euronext

Free shares (“AGA”) plan

Types of securities	AGA2016	AGA2017	AGA2018	AGA2019
Vesting period	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years Tranche 4 : 4 years Tranche 5 : 5 years
Maximum number of new shares that can be issued	71,324	152,280	123,800	300,941

The main assumptions used to determine the fair value of the plans granted in 2017, 2018 and 2019 are:

	Grant in January 2017	Grant in June 2017	Grant in October 2017
Number of shares	15,000 AGA2016	8,652 AGA2016 74,475 AGA2017	16,650 AGA2016
Price of the underlying share	€15.51	€28.25	€24.70
Expected dividends	0.00%	0.00%	0.00%
Volatility	48.00%	48.00%	48.00%
Repo margin	5.00%	5.00%	5.00%
Maturity	3 years	3 years	3 years
Performance criteria	(2)	(2)	(2)
Fair value of the plan (in thousands of euros)	115	1,081	180

	Grant in January 2018	Grant in January 2019	Grant in April 2019	Grant in October 2019
Number of shares	40,500 AGA2016 113,940 AGA2017	36,150 AGA2018	94,200 AGA2018	300,941 AGA2019
Price of the underlying share	€18.00	€6.38	€7.20	€3.78
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility	42.17%	38.22%	36.32%	38.76%
Repo margin	5.00%	5.00%	5.00%	5.00%
Maturity	3 years	3 years	3 years	5 years
Performance criteria	(2)	(2)	(2)	(2)
Fair value of the plan (in thousands of euros)	1,145	102	269	434

(1)	based on the historical volatility observed on the ERYP index on Euronext

(2)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date

•	For grants between 2017 and April 2019:
o

ERYP: average price of the 40-quoted market share price days before the grant date (€13.46 in January 2017, €26.47 in June 2017, €24.48 in October 2017, €20.12 in January 2018, €6.54 in January 2019 and €7.52 in April 2019).

o	ERYPi: average price of the 40-quoted market share price days before the acquisition date,
o	Tri: (ERYPi /ERYP) -1
o	If TRi <=0 % no shares granted are acquired
o	If Tri>100% all the shares granted are acquired
o	If 0%<TRi<100% shares granted are acquired following the TRi percentage
•	For grant in 2019
o	ERYP: maximum between the share price before the grant date and the average price of the 20-quoted market share price days before the grant date discounted by 5%, ie €4.25,
o	ERYPi: maximum between the share price at the acquisition date and the average price of the 20-quoted market share price days before the grant date discounted by 5%,
o	Tri: (ERYi - ERY2019) / (ERY2019 x (PM – 1)) with PM = 3
o	If TRi <=0 % no shares granted are acquired
o	If Tri>100% all the shares granted are acquired
o	If 0%<TRi<100% shares granted are acquired following the TRi percentage

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of December 31, 2017	of which employees	of which executive officers and executive committee	of which board members
Grant in October 2016	533	250	283	—
Grant in January 2017	92		92	—
Grant in June 2017	348	156	192	—
Grant in October 2017	27	27		—
TOTAL AGA	1,000	433	567	—
Grant in June 2015	50	—	50	—
Grant in October 2016	126	—	—	126
Grant in January 2017	10	—	—	10
Grant in June 2017	165	—	—	165
TOTAL BSA	350	—	50	301
Grant in January 2014	7	—	7	—
Grant in September 2015	51	—	51	—
Grant in May 2016	138	94	44	—
TOTAL BSPCE	196	94	102	—
Grant in October 2016	90	45	44	—
Grant in January 2017	46	46	—	—
Grant in June 2017	65	44	21	—
Grant in October 2017	23	23	—	—
TOTAL SO	223	158	65	—
Total IFRS 2 expenses	1,769	685	784	301

Plan name	Amount in P&L in euros thousands as of December 31, 2018	of which employees	of which executive officers and executive committee	of which board members
Grant in October 2016	219	103	116	—
Grant in January 2017	31	—	31	—
Grant in June 2017	483	222	262	—
Grant in October 2017	99	99	—	—
Grant in January 2018	538	303	235	—
TOTAL AGA	1,371	727	644	—
Grant in October 2016	71	—	—	71
Grant in January 2017	16	—	—	16
Grant in June 2017	178	—	—	178
Grant in January 2018	177	—	—	177
TOTAL BSA	442	—	—	442
Grant in October 2016	73	37	36	—
Grant in January 2017	6	6	—	—
Grant in June 2017	137	96	41	—
Grant in October 2017	92	92	—	—
Grant in January 2018	317	185	132	—
Grant in September 2018	11	—	11	—
TOTAL SO	636	416	220	—
Total IFRS 2 expenses	2,449	1,142	865	442

Plan name	Amount in P&L in euros thousands as of December 31, 2019	of which employees	of which executive officers and executive committee	of which board members
Grant in October 2016	53	16	37	—
Grant in January 2017	11	—	11	—
Grant in June 2017	155	52	103	—
Grant in October 2017	12	12	(0)	—
Grant in January 2018	287	109	178	—
Grant in January 2019	43	43	0	—
Grant in April 2019	91	55	36	—
Grant in October 2019	37	18	18	—
TOTAL AGA	688	305	383	—
Grant in October 2016	24	—	—	24
Grant in January 2017	(12)	—	—	(12)
Grant in June 2017	54	—	—	54
Grant in January 2018	59	—	—	59
Grant in April 2019	—	—	—	—
Grant in October 2019	—	—	—	—
TOTAL BSA	125	—	—	125
Grant in October 2016	12	3	8	—
Grant in January 2017	—	—	—	—
Grant in June 2017	70	45	25	—
Grant in October 2017	45	45	(0)	—
Grant in January 2018	260	125	135	—
Grant in September 2018	(11)	—	(11)	—
Grant in January 2019	34	34	(0)	—
Grant in April 2019	68	28	40	—
Grant in July 2019	24	—	24	—
Grant in October 2019	44	16	28	—
TOTAL SO	546	296	249	—
Total IFRS 2 expenses	1,359	601	633	125

Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder's warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted-average exercise price
Outstanding at December 31, 2016	42,524	€98.01
Exercisable at December 31, 2016	42,524	€98.01
Granted	—	€-
Forfeited	—	€-
Exercised	(1,720)	€113.55
Outstanding at December 31, 2017	40,804	€97.34
Exercisable at December 31, 2017	40,804	€97.34
Granted	—	€-
Forfeited	—	€-
Exercised	—	€-
Outstanding at December 31, 2018	40,804	€97.34
Exercisable at December 31, 2018	40,804	€97.34
Granted	—	€-
Forfeited	—	€-
Exercised	—	€-
Outstanding at December 31, 2019	40,804	€97.34
Exercisable at December 31, 2019	40,804	€97.34

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted-average exercise price
Outstanding at December 31, 2016	89,499	€18.52
Exercisable at December 31, 2016	—	€-
Granted	143,200	€24.29
Forfeited	—	€-
Exercised	—	€-
Outstanding at December 31, 2017	232,699	€22.07
Exercisable at December 31, 2017	—	€-
Granted	161,703	€16.70
Forfeited	(54,339)	€20.26
Exercised	—	€-
Outstanding at December 31, 2018	340,063	€19.87
Exercisable at December 31, 2018	88,999	€19.88
Granted	622,301	€4.98
Forfeited	(65,118)	€9.77
Exercised	—	€-
Outstanding at December 31, 2019	897,246	€10.26
Exercisable at December 31, 2019	173,899	€21.46

Number of oustanding free shares
Outstanding at December 31, 2016	111,261
Granted	114,777
Forfeited	(1,017)
Acquired	(7,574)
Outstanding at December 31, 2017	217,447
Granted	154,440
Forfeited	(27,391)
Acquired	(2,476)
Outstanding at December 31, 2018	342,020
Granted	431,291
Forfeited	(124,966)
Acquired	—
Outstanding at December 31, 2019	648,345

3.4 Depreciation, amortization and provisions

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Amortization and depreciation of intangible assets	29	40	1,053
Depreciation of property, plant and equipment	501	749	1,797
Depreciation of the right of use	—	—	1,366
Total amortization and depreciation	530	788	4,216
Provision	—	—	71
Total amortization, depreciation & provisions	530	789	4,287

3.5 Financial income (loss)

Accounting policies

Financial income (loss) includes mainly:

•     Income received from cash and cash equivalents;

•     Interest expenses incurred on financial liabilities and lease liabilities;

•    Gains and losses on exchange rate variations on financial and investing operations.

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Income from short term deposits	405	163	7
Other financial income	134	5,264	2,940
Financial income	539	5,427	2,947
Financial expenses on lease liability	(8)	(4)	(343)
Interest expense related to borrowings	(7)	(5)	(148)
Other financial expenses	(3,168)	(19)	(1,042)
Financial expenses	(3,183)	(29)	(1,533)
Financial income (loss)	(2,644)	5,399	1,414

Other income and expenses are mainly comprised of:

•	Foreign currency gains and losses generated by the ERYTECH Pharma SA’s U.S. dollar bank account of €1,816 thousand in 2019 (€3,993 thousand in 2018 and - €3,026 thousand in 2017);
•	A gain on investment currency transactions on swaps of €1,124 thousand in 2019 (€1,254 thousand in 2018 and 0 in 2017);
•	A foreign currency loss on the loan in U.S. dollars from the Parent Company to ERYTECH Pharma, Inc. in the amount of €1,035 thousand (no corresponding expense during the comparative periods).

3.6 Income tax

Accounting policies

Current taxes

Considering the level of tax loss of the Company, no current tax expense is recognized.

The Parent Company, as an entity incorporated in France, is subject to the corporate value-added contribution (cotisation sur la valeur ajoutée des entreprises—CVAE). To enter within the scope of IAS 12 Income Taxes (“IAS 12”), a tax must be calculated based on a net amount of income and expenses, and this net amount can be different from the net book results. The Company has judged that the corporate value-added contribution satisfies the characteristics outlined in this conclusion, insofar as the value added constitutes the intermediate level of income that systematically serves as the basis, according to French tax law, for determining the amount owing in relation to the corporate value-added contribution.

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

Deferred tax assets and liabilities are not discounted.

Tax rate and tax loss carryforwards

As of December 31, 2019, the amount of accumulated tax loss carryforwards were:

•	€217.1 million in France, with no expiration date.
•	€20.4 million ($ 23 million) in the United States, of which €0.3 million expires in 2035, €3.1 million expires in 2036, €4.1 million expires in 2037 and €12.9 million has no expiration date.

The standard corporate tax rates in France are:

•	34.43% for the financial year 2017.
•	28% for the financial years 2018 and 2019.

Based on the provisions of the 2019/2020 finance act (Loi de finances), this rate will decrease gradually to reach 25% in 2022.

Reconciliation of the effective tax rate

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Loss before tax	(33,530)	(38,224)	(62,659)
Tax rate	34.43%	28%	28%
Theoretical tax expense or income	11,545	10,703	17,544
Current year loss not capitalized	(12,071)	(11,222)	(18,143)
CICE (employment and competitiveness tax credit) not included in taxable income	34	35	—
Research tax credits	1,097	1,225	1,096
Share based compensation expense	(592)	(686)	(380)
Permanent differences	(10)	(54)	(117)
Other differences	—	(2)	1
Effective tax (loss) / income	3	(2)	1

Nature of deferred taxes

The deferred tax related to loss carryforwards of Erytech Pharma S.A are computed using a rate of 25%.

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Loss carryforward	34,709	43,315	59,594
Temporary differences	74	106	643
Unrecognized deferred tax assets	(34,786)	(43,421)	(60,236)
Net amount	(3)	—	—

3.7 Basic earnings (loss) per share and diluted earnings (loss) per share

Accounting policies

The basic earnings per share are calculated by dividing the Company’s net income (loss) by the weighted average number of shares in circulation during the corresponding period.

The diluted earnings per share are calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options, free shares and founder subscription warrants as detailed in note 3.3.3.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share. Thus, basic and diluted loss per share are equal as all equity instruments issued have been considered anti-dilutive.

	12/31/2017	12/31/2018	12/31/2019
Net loss (in thousands of euros)	(33,530)	(38,224)	(62,659)
Weighted number of shares for the period	11,370,557	17,937,481	17,937,535
Basic loss per share (€/share)	(2.95)	(2.13)	(3.49)
Diluted loss per share (€/share)	(2.95)	(2.13)	(3.49)

	12/31/2017	12/31/2018	12/31/2019
Number of shares as of January 1 (1)	8,730,148	17,935,059	17,937,535
Number of shares issued during the year (prorata temporis)
Share capital increase	2,640,409	—	—
Exercise of share warrants	10,358	—	—
Free shares acquired	—	2,422	—
Weighted number of shares for the period	11,370,557	17,937,481	17,937,535

(1)	after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

As of December 31, 2017, 2018 and 2019, the potential shares that could be issued (see Note 3.3.3) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

4. Notes related to the consolidated statements of financial position

4.1 Fixed assets

4.1.1 Intangible assets

Accounting policies

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

As the new production process relates to equipment that is not yet constructed, the amortization will begin on the date the equipment will be available for use (i.e. when it is in the location and condition necessary for it to be capable of operating). In the meantime, an impairment test will be performed (see Note 4.1.3).

Intangible assets with a finite life are amortized on the basis of the straight-line method over their estimated useful life.

Intangible assets Item	Amortization period
Software	1 to 5 years

(amounts in thousands of euros)	Other intangible assets	TOTAL
GROSS VALUE
As of December 31, 2016	209	209
Increase	25	25
Decrease	-	-
As of December 31, 2017	234	234
Increase	3	3
Decrease	—	—
Reclassification	1,596	1,596
As of December 31, 2018	1,833	1,833
Increase	16	16
Decrease	—	—
FX rate impact	(0)	(0)
Reclassification	28	28
As of December 31, 2019	1,876	1,876

ACCUMULATED AMORTIZATION AND DEPRECIATION
As of December 31, 2016	(152)	(152)
Increase	(29)	(29)
Decrease	-	-
As of December 31, 2017	(181)	(181)
Increase	(39)	(39)
Decrease	—	—
As of December 31, 2018	(220)	(220)
Increase	(1,053)	(1,053)
Decrease	—	—
FX rate impact	0	0
As of Decemner 31, 2019	(1,273)	(1,273)

NET VALUE
As of December 31, 2016	57	57
As of December 31, 2017	53	53
As of December 31, 2018	1,613	1,613
As of December 31, 2019	603	603

The reclassification of €1,596 thousand in 2018 corresponds to expenses incurred as part of a new production process that were recognized in assets under construction as of December 31, 2017.

Considering that the new production process (€1,596 thousand) relates to equipment that is not yet constructed, an impairment test is performed annually and whenever there is an indication that the intangible asset may be impaired (see note 4.1.3). Following clarification at the end of 2019, the Company determined that €1,036 thousand of the intangible asset will no longer be used in the intended production process. This amount has been impaired.

4.1.2 Property, plant and equipment

Accounting policies

Property, plant and equipment are recorded at their acquisition cost, comprised of their purchase price and all the direct costs incurred to bring the asset to the location and working condition for its use as intended by the company’s management.

Property, plant, and equipment are depreciated on the basis of the straight-line method over their estimated useful life. The non-reusable fixtures of property rented are depreciated over the term of their own lifetime or of the term of the rental agreement, whichever is shorter.

The depreciation periods used are the following:

Property, plant and equipment items	Depreciation period
Industrial equipment	1 to 5 years
Fixtures and improvements in structures	3 to 10 years
Office equipment	3 to 5 years
Furniture	3 to 5 years

The useful lives of property, plant and equipment as well as any residual values are reviewed at each year end and, in the event of a significant change, result in a prospective revision of the depreciation pattern.

(amounts in thousands of euros)	Assets under construction	Plant, equipment and tooling	General equipment, fixtures and fittings	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2016	862	1,824	1,466	532	4,684
Increase	868	270	389	137	1,664
Decrease	—	—	—	—	—
As of December 31, 2017	1,730	2,094	1,855	669	6,348
Increase	13,425	490	152	155	14,222
Decrease	—	—	—	—	—
Reclassification	(1,596)	—	—	—	(1,596)
As of December 31, 2018	13,559	2,584	2,007	824	18,974
Increase	630	1,557	9,489	387	12,063
Decrease	(21)	(106)	(437)	(112)	(676)
FX rate impact	268	(8)	(62)	2	200
Reclassification	(13,357)	779	11,389	70	(1,120)
As of December 31, 2019	1,078	4,806	22,385	1,171	29,440

ACCUMULATED DEPRECIATION
As of December 31, 2016	—	(1,406)	(908)	(125)	(2,439)
Increase	—	(165)	(208)	(130)	(503)
Decrease	—	—	—	—	—
As of December 31, 2017	—	(1,571)	(1,116)	(255)	(2,942)
Increase	—	(248)	(355)	(155)	(758)
Decrease	—	—	—	—	—
Reclassification	—	(5)	—	5	—
As of December 31, 2018	—	(1,824)	(1,471)	(405)	(3,700)
Increase	—	(469)	(1,148)	(180)	(1,797)
Decrease	—	85	437	112	634
FX rate impact	—	0	0	(2)	(2)
Reclassification	—	988	61	7	1,056
As of December 31, 2019	—	(1,219)	(2,121)	(469)	(3,808)

NET VALUE
As of December 31, 2016	862	418	558	407	2,245
As of December 31, 2017	1,730	523	739	414	3,406
As of December 31, 2018	13,559	760	536	419	15,274
As of December 31, 2019	1,078	3,587	20,264	702	25,632

As of December 31, 2017 and 2018, property, plant and equipment included assets held under finance leases. Their net book value amounted to €113 thousand as of December 31, 2017 (of which equipment amounted to €37 thousand and office and computers amounted to €76 thousand) and €37 thousand as of December 31, 2018. Property, plant and equipment held under finance leases were reclassified in right of use with the application of IFRS 16 as of January 1, 2019.

Assets under construction in 2018 and commissioned in 2019 in the amount of €13.4 million mainly relate to fixtures and fittings and industrial equipment of the Princeton manufacturing facility (€11.9 million) and the expansion of the manufacturing facility in Lyon (€1.2 million). In 2019, the Company pursued the acquisition of fixtures and fittings and industrial equipment for the Princeton facility (€10.6 million) and the expansion of the manufacturing facility in Lyon (€0.7 million). These two facilities began the production of GMP-compliant clinical batches in 2019.

4.1.3 Impairment on fixed assets

Accounting policies

According to IAS 36 Impairment of Assets (“IAS 36”), a loss in value must be recognized where the carrying value of an asset, or the cash generating unit to which the asset belongs (if it is not possible to estimate the recoverable amount of the individual asset), is higher than its recoverable value. The recoverable value of an asset corresponds to its fair value less costs to sell or its value in use, whichever is higher.

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

An impairment is recognized up to the amount of the excess of the value over the recoverable value of the asset.

4.2 Right of use

Accounting policies

In accordance with IFRS 16 Leases (“IFRS 16”), applicable since January 1, 2019, the right of use is recognized on the lessee’s balance sheet when the asset linked to the lease agreement become available.

The right of use asset is measured at cost and comprises:

•     the amount of the initial measurement of the lease liability (see note 4.10),

•     lease incentives, payments at or prior to commencement date,

•     incremental costs which would not have been incurred if the contract had not been concluded.

The right of use is subsequently measured at cost less depreciation and any accumulated impairment loss. The amount can be adjusted based on certain revaluations of the lease liability.

Until December 31, 2018, only finance lease agreements for which the Company bears substantially all the benefits and risks inherent in the ownership of the property were recorded as assets in accordance with IAS 17 Leases (“IAS 17”).

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2018	—	—	—	—	—
First application of IFRS 16	7,397	—	47	—	7,443
Increase	4,088	—	34	—	4,121
Decrease	(355)	(20)	—	—	(375)
FX rate impact	108	—	—	—	108
Reclassification	—	974	—	118	1,092
As of December 31, 2019	11,237	954	80	118	12,389

ACCUMULATED DEPRECIATION
As of December 31, 2018	—	—	—	—	—
Increase	(1,304)	—	(23)	(39)	(1,366)
Decrease	16	20	—	—	36
FX rate impact	3	—	—	—	3
Reclassification	—	(974)	—	(79)	(1,053)
As of December 31, 2019	(1,286)	(954)	(23)	(118)	(2,380)

NET VALUE
As of December 31, 2018	—	—	—	—	—
As of December 31, 2019	9,952	—	58	—	10,009

Reclassifications correspond to assets financed by finance leases which have been reclassified in right of use with the application of IFRS 16 as of January 1, 2019. These assets were classified in property, plant and equipment until December 31, 2018.

The increase of €4,121 thousand is mainly linked to the partial relocation of the French team in new facilities in July 2019 (impact of €4,026 thousand).

The decrease in net value of €339 thousand corresponds to a decrease in the right of use following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities).

4.3 Other financial assets

Accounting policies

Other financial assets are composed of receivables initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.

Financial assets with a maturity of more than one year are classified in “other non-current financial assets” in accordance with IAS 1.

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Deposits related to leased premises	168	446	475
Advance payments to suppliers	—	510	226
Other	67	91	17
Total other non-current financial assets	234	1,046	718
Advance payments to suppliers	—	—	28
Other	—	—	13
Total other current financial assets	—	—	41

Advance payments comprise payments made to service providers, especially Contract Research Organizations (“CROs”), involved with the conduct of the clinical trials in the solid tumors indication (TRYbeCA-1 and TRYbeCA-2 trials).

4.4 Inventories

Accounting policies

In compliance with IAS 2 Inventories (“IAS 2”), inventories are recognized at their cost or at their net realizable value, whichever is lower. Cost is determined on a First-In First-Out (FIFO) cost basis. Management periodically reviews the inventory for obsolescence and adjusts as necessary.

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Raw materials	176	1,396	358
Total inventory	176	1,396	358

4.5 Trade receivables and other current assets

Accounting policies

Other current assets are initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.

Trade receivables

Trade receivables are initially recognized in accordance with IFRS 15 and then at the amortized cost calculated with the effective interest rate (“EIR”) method.

The Company recognizes loss allowances for expected credit losses (“ECL”), which, for trade receivables and contract assets, are measured at an amount equal to lifetime ECLs that result from all possible default events over their expected life. Loss allowances are deducted from the gross amounts of the assets.

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Trade and other receivables	76	30	36
Total trade and other receivables	76	30	36
Research Tax Credit	3,326	7,701	3,917
Tax and social receivables (e.g VAT) and other receivables	1,114	1,949	1,871
Cash to be received from bank related to exercise of warrants	23	—	—
Prepaid expenses	1,327	4,461	2,188
Total other current assets	5,791	14,111	7,975

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit.

As of December 31, 2017, the CIR receivable included Research Tax Credit of the year.

As of December 31, 2018, the CIR receivable included Research Tax Credit for the 2017 and 2018 financial years.

As of December 31, 2019, the CIR receivable included Research Tax Credit of the year.

Tax and social receivables and other receivables

Tax and social receivables and other receivables mainly related to VAT receivables (€1,016 thousand as of December 31, 2017, €949 thousand as of December 31, 2018 and €942 thousand as of December 31, 2019) and credit notes to be received (€101 thousand as of December 31, 2017, €863 thousand as of December 31, 2018 and €570 thousand as of December 31, 2019).

Prepaid expenses

Prepaid expenses mainly related to advances payments made to suppliers of asparaginase (€570 thousand as of December 31, 2017, €3,180 thousand as of December 31, 2018 and €1,295 thousand as of December 31, 2019).

4.6 Cash and cash equivalents

Accounting policies

The item “cash and cash equivalents” includes bank accounts and highly liquid securities. They are readily convertible into a known amount of cash and are subject to a negligible risk of change in value.

The cash equivalents classification is made if the following criteria are fulfilled:

•     held for the purpose of meeting short term cash commitments rather than for investment or other purposes.

•     exit options exist:

o    exercisable at any time at least every three months;

o    initially included in the contract and this exit option is always provided in the initial contract; and

o    exercisable without exit penalty and without significant risk of change in the amount received as cash reimbursement.

•     there is no value risk related to the level of minimum compensation acquired (i.e. that obtained in the event of early exit) because over the entire duration and at each moment this remuneration will be identical to that obtained from an investment of no more than three months that meets the definition of a cash equivalent. This can be the case when the rate is variable or revisable.

They are recorded as assets in cash equivalents, measured at their fair value, and the changes in value are recognized in financial income (loss).

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Current account	174,525	118,371	68,066
Term deposits	11,000	16,000	5,107
Total cash and cash equivalents as reported in statement of financial position	185,525	134,371	73,173
Bank overdrafts	(11)	—	—
Total cash and cash equivalents as reported in statement of cash flow	185,514	134,371	73,173

As of December 31, 2017, term deposits included a term deposit of €11 million with a maturity as of January 1, 2019, but readily available without penalty subject to a 32-day notice.

As of December 31, 2018, term deposits included two term deposits of €11 million and €5 million, both with a maturity in January 2019.

As of December 31, 2019, term deposits included a term deposit of €5 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.

4.7 Shareholders’ equity

Accounting policies

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the proceeds from the issue, net of tax.

As of December 31, 2019, the capital of the Parent Company consisted of 17,940,035 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
Balance as of December 31, 2016	8,732,648
Exercise of share warrants	17,200
Free shares / stock options / share warrants	7,574
Private placement with institutional investors in April	3,000,000
Initial public offering (including 5,389,021 ordinary shares in the form of ADSs)	6,180,137
Balance as of December 31, 2017	17,937,559
Free shares	2,476
Balance as of December 31, 2018	17,940,035
Balance as of December 31, 2019	17,940,035

Capital management

The capital is managed to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Company is not subject to any externally imposed capital requirements.

Transaction costs

The costs of issuing ordinary shares amounted to €16,722 thousand in 2017 and were deducted from the share premium increase. These costs were related to bank fees, legal counsels, advisors and auditors’ fees.

4.8 Provisions

Accounting policies

A provision is recognized when the Company has a current or implicit legal obligation resulting from a past event, where the obligation can be reliably estimated, and where it is probable that an outflow of resources representing economic benefits will be necessary to settle the obligation. The portion of a provision that become due in less than one year is recorded under current liabilities, and the balance under non-current liabilities. The provisions are discounted when the impact is material.

Disclosure is made on any contingent assets and liabilities where the impact is expected to be material, except where the probability of occurrence is low.

(in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Provision for retirement indemnities	214	347	506
Provisions - non-current portion	214	347	506
Other provisions	—	—	71
Provisions - current portion	—	—	71

Provision for retirement indemnities - defined benefit plans

Accounting policies

The French employees of the Company receive the retirement benefits stipulated by law in France:

•     a compensation paid by the Company to employees upon their retirement (defined-benefit plan); and

•     a payment of retirement pensions by the social security agencies, which are financed by the contributions made by companies and employees (defined contribution plans in France).

The American employees do not receive defined-benefit plan.

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

The pension commitments are not covered by plan assets.

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2017	12/31/2018	12/31/2019
Discount rate	1.30%	1.57%	0.77%
Wage increase	2%	2%	2%
Social welfare contribution rate - non executive employees	44%	44%	36%
- executive employees	54%	54%	50%
- executive management	54%	55%	52%
Expected staff turnover - non executive and executive employees	Medium - High	Medium - High	High
- executive management	High	Low	Low
Age of retirement	65 - 67 years	65 - 67 years	65 - 67 years
Mortality table	INSEE 2014	INSEE 2014	INSEE 2018

The change in the provision for retirement indemnities is as follows:

(amounts in thousands of euros)
As of December 31, 2016	163
Service costs	57
Financial costs	2
Actuarial gains and losses	(8)
As of December 31, 2017	214
Service costs	75
Financial costs	3
Actuarial gains and losses	55
As of December 31, 2018	347
Service costs	115
Financial costs	5
Actuarial gains and losses	38
As of December 31, 2019	506

Provision for risks

Accounting policies

The provisions for risks correspond to the commitments resulting from litigations and various risks whose due dates and amounts are uncertain.

The amount recognized as a provision is the best estimate of the expenses necessary to extinguish the obligation.

4.9 Financial liabilities

Accounting policies

Financial liabilities are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest rate method.

Financial liabilities with a maturity of more than one year are classified in “Financial liabilities – non-current portion” in accordance with IAS 1.

Financial liabilities by type

(amounts in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Conditional advances	1,182	1,181	1,321
Bank loans	1,534	799	62
Financial liabilities related to finance leases	116	39	—
Bank overdrafts	11	—	—
Other	—	—	38
Total financial liabilities	2,843	2,019	1,421

Financial liabilities by maturity

December 31, 2017 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,182	1,182
Bank loans	735	799	—	—	1,534
Financial liabilities related to finance leases	79	37	—	—	116
Bank overdrafts	11	—	—	—	11
Total financial liabilities	825	836	—	1,182	2,843

December 31, 2018 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,181	1,181
Bank loans	737	62	—	—	799
Financial liabilities related to finance leases	39	—	—	—	39
Total financial liabilities	776	62	—	1,181	2,019

December 31, 2019 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,321	1,321
Bank loans	62	—	—	—	62
Other	—	—	38	—	38
Total financial liabilities	62	—	38	1,321	1,421

4.9.1 Bank loans

In 2017, the Company received a bank loan amounting to €1,900 thousand with Société Générale with a 0.4% interest rate and 36 monthly repayment terms to finance its investments.

4.9.2 Conditional advances

Accounting policies

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

The implicit interest rate resulting from taking into account all the repayments plus the additional payments due in case of commercial success is used to determine the amount recognized annually as a finance expense.

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

(amounts in thousands of euros)	Reimbursable advances
Financial liabilities as of December 31, 2016	1,181
Interests	—
Financial liabilities as of December 31, 2017	1,181
Interests	—
Financial liabilities as of December 31, 2018	1,181
Interests	140
Financial liabilities as of December 31, 2019	1,321

Within the scope of the TEDAC project, BPI France granted to the Company a conditional advance for a total amount of €4,895 thousand. This conditional advance is paid upon completion of the following key milestones:

•	€63 thousand upon signature of the agreement (received in 2012)
•	€1,119 thousand upon the milestones n°4 (received in 2016)
•	the remainder upon calls for funds when key milestones are reached (not yet received)

The Company undertakes to repay BPI France:

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
b)

and, where applicable, an annuity equal to 50% of the income generated through the sale of intellectual property rights resulting from the project, within the limit of a total repayment of €5,281 thousand.

As soon as the cumulative amount of the Company's sales exceeds €60 million, the Company undertakes to pay BPI France 2.5% of the sales generated by the products developed within the project during a period of 5 years, limited to a total amount of €15 million.

4.10 Lease liabilities

Accounting policies

In accordance with IFRS 16 Leases (“IFRS 16”), applicable since January 1, 2019, the lease liability is recognized on the lessee’s balance sheet when the asset linked to the lease agreement become available:

The lease liability is recognized for an amount equal to the present value of the lease payments over the lease term. The lease liability is then increased by the interest expense and decreased by the rents paid.

The lease liability may be remeasured in the following situations:

•    Modification related to the assessment of the exercise of an option to purchase or the extension or the non-exercise of a termination option (which become reasonably certain);

•    Rent adjustments based on rates and indices provided in the contracts.

The duration corresponds to the firm period of the commitment and takes into account the optional periods that are reasonably certain to be exercised.

The Company has used its judgment in determining the term of the lease agreements providing for an extension option. The fact that the Company has determined that it is reasonably certain to exercise such options affects the lease term and has a significant impact on the amount of the right of use and the lease liability.

Until December 31, 2018, only rental obligations related to finance lease agreements for which the Company bears substantially all the benefits and risks inherent in the ownership of the property were recorded in financial liabilities in accordance with IAS 17 Leases (“IAS 17”).

(in thousands of euros)	Lease liabilities
As of December 31, 2018	—
First application of IFRS 16	7,734
Allowance received from a lessor (1)	1,866
Increase without cash impact (2)	4,121
Repayment	(978)
Decrease without cash impact (2)	(339)
FX rate impact	108
Capitalized interests	149
Reclassification	42
As of December 31, 2019	12,703

(1)	Allowance received for fixture and fittings for Princeton manufacturing facility.
(2)	Linked to the partial relocation of the French team in new facilities in July and a decrease in the rental space of a building lease of the previous property lease.

Lease liabilities by maturity

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2018	—	—	—	—	—
As of December 31, 2019	1,425	3,411	2,525	5,342	12,703

4.11 Trade payables and other current liabilities

Accounting policies

Trade payables and other current liabilities are initially measured at their fair value less transaction costs directly attributable, and then at the amortized cost, calculated using the EIR method. Given the due date, the amortized cost is equal to the initial fair value.

(in thousands of euros)	12/31/2017	12/31/2018	12/31/2019
Vendors	4,966	13,402	5,074
Vendors - accruals	3,211	3,253	8,701
Other	(101)	—	—
Total trade and other payables	8,076	16,655	13,775
Social liabilities, taxation and social security	2,706	3,148	3,628
Fixed assets payables	—	—	726
Deferred revenue	—	16	61
Other payables	—	53	96
Total other current liabilities	2,706	3,217	4,510

4.12 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

Accounting policies

The valuation and the accounting treatment of the financial assets and liabilities are defined by IFRS 9 Financial Instruments (“IFRS 9”).

Receivables

These instruments are initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.

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

As of December 31, 2017 (amounts in thousands of euros)	Carrying amount on the statement of financial position	Fair value through profit and loss	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	234		234		234
Trade and other receivables	76		76		76
Other current assets	5,790		5,790		5,790
Cash and cash equivalents	185,525	185,525			185,525
Total financial assets	191,626	185,525	6,100	—	191,626
Financial liabilities - non current portion	2,019			2,019	2,019
Financial liabilities - current portion	824			824	824
Trade and other payables	8,076			8,076	8,076
Total financial liabilities	10,919	—	—	10,919	10,919

As of December 31, 2018 (amounts in thousands of euros)	Carrying amount on the statement of financial position	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	1,046			1,046		1,046
Trade and other receivables	30			30		30
Other current assets	14,111			14,111		14,111
Cash and cash equivalents	134,371	134,371				134,371
Total financial assets	149,557	134,371	—	15,187	—	149,557
Financial liabilities - non current portion	1,243				1,243	1,243
Financial liabilities - current portion	776				776	776
Trade and other payables	16,655				16,655	16,655
Total financial liabilities	18,674	—	—	—	18,674	18,674

As of December 31, 2019 (amounts in thousands of euros)	Carrying amount on the statement of financial position	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	718			718		718
Other current financial assets	41			41		41
Trade and other receivables	36			36		36
Other current assets	5,788			5,788		5,788
Cash and cash equivalents	73,173	73,173				73,173
Total financial assets	79,756	73,173	—	6,583	—	79,756
Financial liabilities - non current portion	1,321				1,321	1,321
Lease liabilities - non current portion	11,278				11,278	11,278
Financial liabilities - current portion	99				99	99
Lease liabilities - current portion	1,425				1,425	1,425
Trade and other payables	13,775				13,775	13,775
Other current liabilities	4,449				4,449	4,449
Total financial liabilities	32,348	—	—	—	32,348	32,348

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 measurements.
(3)	The fair value of financial liabilities is determined using level 1 measurements.
(4)	The fair value of lease liabilities is determined using level 2 measurements.

5. Related parties

The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors (five Board members in addition to the Chairman and the Chief Executive Officer) and members of the executive committee (four members in addition to the Chief Executive Officer and the Deputy General Managers).

The remuneration of directors and members of the executive committee was as set forth in the table below.

	12/31/2017			12/31/2018			12/31/2019
(amounts in thousands of euros)	Salary / Fees	Retirement benefits	Share based payments	Salary / Fees	Retirement benefits	Share based payments	Salary / Fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	654	19	306	692	26	337	1,077	16	334
Executive committee	1,519	25	478	1,285	30	528	1,277	10	299
Board of directors	229	—	336	241	—	442	321	—	125
Total	2,402	44	1,120	2,218	56	1,307	2,675	26	757

The Company has no other related parties.

6. Management of financial risks

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

Liquidity risk

The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were respectively €24.7 million, €47.9 million and €43.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

At the approval date of the financial statements, the Board of Directors management believes that the Company will be able to fund its operations until February 2021 (see note 2.1).

As of December 31, 2017 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Conditional advances	—	—	1,182	1,182
Bank loans	735	799	—	1,534
Liabilities related to finance leases	79	37	—	116
Bank overdrafts	11	—	—	11
Trade and fixed assets payables	4,865	—	—	4,865
Total	5,690	836	1,182	7,708

As of December 31, 2018 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Conditional advances	—	—	1,181	1,181
Bank loans	737	62	—	799
Liabilities related to finance leases	39	—	—	39
Trade and fixed assets payables	13,402	—	—	13,402
Total	14,178	62	1,181	15,421

As of December 31, 2019 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Lease liabilities	1,425	5,935	5,342	12,703
Conditional advances	—	—	1,321	1,321
Bank loans	62	—	—	62
Other	—	38	—	38
Trade and fixed assets payables	5,800	—	—	5,800
Total	7,286	5,973	6,663	19,923

Foreign currency exchange risk

The Company’s functional currency is the euro. However, a significant portion of about 25% of its operating expenses is denominated in U.S. dollars (manufacturing facility in Princeton (New Jersey) office in Cambridge (Massachusetts), business development consultants, consultants for the development of clinical trials in the United States, and various collaborations relating to tests and clinical projects in the United States). As a result, the Company is exposed to foreign exchange risk inherent in operating expenses incurred. Furthermore, the Company signed a license agreement with SQZ Biotechnologies in June 2019 whose potential payments are in U.S. dollars.

As of December 31, 2019, management believes that the Company’s bank account position held in U.S. dollars is sufficient to cover operating expenses in dollars. As a consequence, the Company does not have a significant foreign currency exchange risk as of December 31, 2019. If this exposure to foreign exchange risk increase in the future, the Company will opt to use exchange rate hedging techniques.

The bank account position held in U.S. dollars amounted to $35,224 thousand as of December 31, 2019.

Change in exchange rate from 1% would have an impact of €310 thousand as of December 31, 2019.

Change in exchange rate from 5% would have an impact of €1,493 thousand as of December 31, 2019.

Change in exchange rate from 10% would have an impact of €2,850 thousand as of December 31, 2019.

Interest rate risk

The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

The currently outstanding bank loans bear interest at a fixed rate, and therefore the company is not subject to interest rate risk with respect to these loans.

Credit risk

The credit risk related to the Company’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions.

Inflation Risk

The Company does not believe that inflation has had a material effect on its business, financial condition or results of operations. If the Company’s costs were to become subject to significant inflationary pressures, the Company may not be able to fully offset such higher costs through price increases. Its inability or failure to do so could harm its business, financial condition and operating result.

7. Off-balance sheet commitments

Collaborative arrangements

Agreement with Orphan Europe

In November 2012, the Company entered into a marketing agreement with Orphan Europe, a subsidiary of Recordati Group, to market and distribute GRASPA® for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union.

As a consequence of the Company’s withdrawal of the MAA for ALL and the Company’s strategic re-focus on solid tumors, this contract was terminated during the first half of 2019, without any financial consequence for the Company.

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

Agreement with SQZ Biotechnologies

On June 24, 2019, the Company entered into a collaboration agreement with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to advance novel red blood cell-based therapeutics for immune modulation. Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. Combining SQZ Biotechnologies’ proprietary and versatile cell engineering platform with the intellectual property of the Company related to red blood cell-based therapeutics is intended to allow for the rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications.

The agreement provides for:

•	An upfront payment of $1 million (recognized in 2019);
•	Potential development, regulatory and commercial milestone payments up to $56 million for the first product successfully developed by SQZ Biotechnologies under this agreement;
•	The Company could also receive progressive royalties based on future sales.

Sublease in the United-States

In July 2019, the Company signed a sublease agreement for a portion of its premises located in Cambridge.

(amounts in thousands of euros)	Sublease to be received
As of December 31, 2019	Total	Less than one year	One to five years	More than five years
Sublease in US	519	166	353	—
Total sublease to be received	519	166	353	—

This sublease contract is classified as an operating lease: the right of use linked to the main contract is recognized in assets and the income from the sublease are recognized in the statement of income (loss) over the term of the sublease contract.