Form 20-F
period 2020-12-31
Erytech Pharma S.A.
filed 2021-03-08
CIK 1624422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from____________to____________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 001-38281
________________________
ERYTECH Pharma S.A.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
________________________
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
________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.10 per share: 20,057,562 as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes   ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes  ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒
Non-accelerated filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes  ☒ No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

INTRODUCTION
Unless otherwise indicated in this Annual Report, “ERYTECH,” “the company,” “our company,” “we,” “us” and “our” refer to ERYTECH Pharma S.A. and its consolidated subsidiary.
“ERYTECH Pharma,” “ERYCAPS,” “GRASPA,” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this Annual Report on Form 20-F for the year ended December 31, 2020, or the Annual Report, are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our ability to attain, maintain and expand marketing approval for eryaspase, which is known under the trade name GRASPA in Europe and Israel;
•our ability to obtain and maintain regulatory approval of eryaspase in the indications for which we plan to develop, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•the initiation, timing, progress and results of our pre-clinical studies and clinical trials including our pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line pancreatic cancer patients, which we refer to as the TRYbeCA-1 trial, and our proof-of-concept Phase 2 clinical trial in triple negative breast cancer in Europe, which we refer to as the TRYbeCA-2 trial;
•our ability to successfully develop our ERYCAPS platform and advance our pipeline of product candidates;
•the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including reimbursement that may be received from payors;
•the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•our ability to maintain and enter into and successfully complete collaborations, licensing arrangements or in-license or acquire rights to other products, product candidates or technologies;
•our reliance on third parties to manufacture and conduct the clinical trials of our lead product candidate, which we refer to as eryaspase or GRASPA, and our other ERYCAPS product candidates, which could limit our commercialization efforts or delay or limit their future development or regulatory approval;
•our ability to develop sales, commercialization, marketing and manufacturing capabilities and strategy, including future hiring plans;
•our ability to produce adequate supplies of our product candidates for preclinical and clinical testing and to fulfill our contractual obligations to third-party distributors;
•the impact of the ongoing COVID-19 pandemic on our business, operations, strategy, goals and anticipated timelines;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to obtain funding for our operations and working capital requirements;
•our ability to maintain, protect and enhance our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other foreign countries;
•our ability to attract and retain qualified employees and key personnel;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•our planned level of capital expenditures and our belief that our existing cash, cash equivalents and short- term investments will be sufficient to fund our operating expenses and capital expenditure requirements;
•the uncertainty of economic conditions in certain countries in Europe and Asia, such as those related to the COVID-19 pandemic and general economic conditions; and
•whether we are classified as a passive foreign investment company, or PFIC, for current and future periods; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”
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

SUMMARY RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in “Item 3.D—Risk Factors” of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:
•We will need to raise substantial additional funding to pursue our business objectives, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts, potential commercialization efforts or other operations.
•We have incurred significant losses since our inception and expect that we will continue to incur significant losses for the foreseeable future and we may never achieve profitability.
•Changes in European regulations may limit our ability to attract and obtain additional financing sources outside France.
•We have no approved products, which makes it difficult to assess our future prospects.
•We are heavily dependent on the success of our most advanced product candidate, eryaspase.
•We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.
•If our product candidates are not approved for marketing by applicable government authorities, we will be unable to commercialize them.
•Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the EMA, FDA and other regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.
•The United States and European formulations of eryaspase differ, and regulatory authorities in each jurisdiction may not accept data from alternative eryaspase formulations in other jurisdiction(s), which may result in delays and additional costs in order to conduct additional comparability studies or the need to repeat nonclinical and clinical studies in order to obtain approval in each jurisdiction in which we intend to commercialize eryaspase.
•In the United States, our product candidates will be regulated as biological products, or biologics, which may subject them to competition sooner than we currently anticipate.
•We rely on third parties to assist in our discovery and development activities, and the loss of any of our relationships with research institutions could hinder our product development prospects.
•We rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing our product candidates.
•Due to our limited resources and access to capital, our decisions to prioritize development of certain product candidates may adversely affect our business prospects.
•Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we market our products, which could materially impair our ability to generate revenues.
•Our production capacity could prove insufficient for our needs.
•Our production costs may be higher than we currently estimate.
•Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations, our cash flows and our financial condition.
•The COVID-19 coronavirus could adversely impact our business, including our clinical trials.
•Our ability to compete may decline if we do not adequately protect our proprietary rights.
•The market price of our equity securities may be volatile or may decline regardless of our operating performance.
•The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.
•The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

PART I
Item1.Identity of Directors, Senior Management and Advisers.
Not applicable.
Item2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information.
3.A.Selected Financial Data
We have elected to comply with Item 3.A of Form 20-F (Selected Financial Data), as amended February 10, 2021 and are omitting this disclosure in reliance thereon.
3.B.Capitalization and Indebtedness
Not applicable.
3.C.Reasons for the Offer and Use of Proceeds
Not applicable.
3.D.Risk Factors
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
3.D.1.Risks Related to our Financial Position and Capital Needs
We will need to raise substantial additional funding to pursue our business objectives, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts, potential commercialization efforts or other operations.
Our net cash flows used in operating activities were €47.9 million, €43.3 million and €51.7 million for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, our cash and cash equivalents were €44.4 million ($54.4 million) compared to €73.2 million as of December 31, 2019 which represents an annual cash and cash equivalents net use of €28.7 million. We believe that our cash and cash equivalents as of December 31, 2020 with (i) the sale of shares under the ATM program in February 2021, for a gross amount of €6.6 million ($8.0 million) and (iii) the tranche of convertible notes issued in March 2021 for a gross amount of €3.0 million enable us to cover our cash requirements until the fourth quarter 2021. Moreover, we believe that we will be able to fund our operations until the first quarter 2022 with the possibility of further use of the OCABSA agreement to raise up to a maximum of €42.0 million until June 2022, subject to the regulatory limit of 20% dilution, representing approximately €30.0 million as of the date of this Annual Report based on a share price of €6.63 (closing share price on the day before the date of this Annual Report). However, we will need to obtain substantial additional funding to support our continuing operations beyond the first quarter 2022.
Refer to "Item 10.B. Liquidity and capital resources" and "Item 10.C Material Contracts for further information on the ATM program and on the OCABSA agreement".
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
To date, we have financed our operations primarily through a combination of sale of equity securities, debt financings, including, but not limited to, the ATM offering program in the United States, the convertible bond financing pursuant to the OCABSA Agreement, state-guaranteed loans in France, or PGE loans, and public assistance programs in support of innovation, such as the conditional advances and subsidies from the Banque Publique d’Investissement, or Bpifrance, and research tax credits. Until such time, if ever, as we can generate substantial revenue from the sale of our product candidates, we expect to continue to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity securities or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
We also implemented a convertible bond financing with European High Growth Opportunities Fund in June 2020 and an At the Market Program (ATM) in the United States, it being specified that the total number of new shares that may be issued in connection with these two instruments is capped at 20% of the number of shares admitted to trading on Euronext Paris, including shares admitted without a prospectus during the twelve months prior to their issuance.
If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
We have incurred significant losses since our inception and expect that we will continue to incur significant losses for the foreseeable future and we may never achieve profitability.
We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €38.2 million, €62.7 million and €73.3 million for the years ended December 31, 2018, 2019 and 2020, respectively; these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue for at least the next several years as we continue our research and development activities and until we generate substantial revenues from any approved product candidates. As of December 31, 2020, we had a total shareholders' equity of €26.5 million.
We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or tax credits until such time, if ever, as we can generate substantial product revenue. We have not yet received marketing approval for any of our product candidates. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.
We anticipate that our expenses will increase substantially as we:
•continue the preclinical and clinical development of our product candidates;
•expand the scope of our current clinical trials for our product candidates;
•expand our clinical and commercial manufacturing capabilities for our product candidates;
•seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;
•establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and for which we have not entered into a third-party collaboration;

•seek to identify and validate additional product candidates;
•acquire or in-license other product candidates and technologies;
•make milestone, royalty or other payments under in-license or collaboration agreements;
•maintain, protect and expand our intellectual property portfolio;
•attract new and retain existing skilled personnel; and
•create additional infrastructure or improve existing ones to support our operations.
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
Through December 31, 2020, we have received €2.4 million in non-refundable grants and €5.0 million in conditional advances from Bpifrance. To date, TEDAC is the only ongoing program funded by non-refundable grants and conditional advances. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the conditional advances (amounting to €4.2 million at the date of this Annual Report) ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects, in which case we would need to locate alternative sources of capital, which may not be available on commercially reasonable terms or at all.
We have entered into a note and warrant transaction consisting of tranches of convertible bonds with warrants attached (OCABSA) and may encounter adverse effects as a result thereof.
On June 24, 2020, we entered into the OCABSA Agreement, pursuant to which we may raise up to €60 million in the aggregate from the exercise of convertible notes, subject to the regulatory limit of 20% dilution, unless further authorized. The share warrants attached to the notes represent 10% of the nominal amount of the issued notes and have an exercise price of €8.91 per share. This exercise price represents a 20% premium over the lowest volume-weighted average daily price of the share over the reference period preceding the issue of the first tranche.
As of December 31, 2020, we issued five tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020 and December 22, 2020), for a total amount of €15.0 million, all of which convertible notes have been converted into ordinary shares and no warrants have been exercised. Since December 31, 2020, we issued one further tranche of €3.0 million on March 2, 2021 and we could decide to issue additional tranches up to a maximum of €42.0 million until June 2022, subject to the regulatory limit of 20% dilution. There is no guarantee that we will be able to raise this maximum amount, and our ability to issue additional tranches depends on a number of factors and conditions beyond our control.
By using this financing program, we may encounter the following adverse effects:
•the rapid and frequent sale of the new shares resulting from the conversion of the convertible notes and the exercise of the share warrants by the investor may adversely impact our share price;
•the total amount of issuances of convertible notes and share warrants may depend on certain regulatory approvals making the financing amount uncertain;
•as our share price has an impact on the number of shares issued upon the conversion of the convertible notes and the exercise of the share warrants, the number of shares issued upon the conversion of the convertible notes and the exercise of the share warrants is uncertain and may significantly fluctuate during the lifetime of the financing program; and
•conversion into ordinary shares of all or part of the convertible notes and the exercise of all or part of the share warrants could have a potentially significant dilutive effect for our shareholders.
As an example, a shareholder holding 1% of our share capital as of the date of this Annual Report would hold 0.73% of the share capital in the event of the conversion of outstanding notes, the exercise of outstanding warrants and the use of all the amounts remaining in the OCABSA Agreement (€42.0 million) and a share price of €6.63 (closing share price on the day before the date of this Annual Report), subject to obtaining additional authorizations relating thereto if applicable.

3.D.2.Risks Related to Development of our Product Candidates
We have no approved products, which makes it difficult to assess our future prospects.
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
3.D.3.Risks Related to the Discovery and Development of and Obtaining Regulatory Approval for our Product Candidates
If our product candidates are not approved for marketing by applicable government authorities, we will be unable to commercialize them.
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
In connection with clinical testing and trials, we face a number of risks, including risks that:
•a product candidate is ineffective, inferior to existing approved medicines, unacceptably toxic, or has unacceptable side effects;
•patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
•extension studies on long-term tolerance could invalidate the use of our product;
•the results may not confirm the positive results of earlier testing or trials; and
•the results may not meet the level of statistical significance required by the EMA, FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.
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
If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable. For instance, despite having observed favorable results and safety profile in multiple clinical trials of eryaspase in patients with ALL, based on feedback from the regulatory agencies requiring additional investment, increasingly competitive landscape and the limited market opportunity for eryaspase with ALL, we decided in June 2018 to cease further clinical developments efforts in ALL. In addition, our research and development costs amounted to €33.5 million, €52.2 million and €57.6 million during the years ended December 31, 2018, 2019 and 2020, respectively. Although there are a large number of drugs and biologics in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.
Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay or prevent our ability to generate revenues.
Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for eryaspase or our other product candidates may be delayed for a variety of reasons, including delays in:
•demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
•reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•validating test methods to support quality testing of the drug substance and drug product;
•obtaining sufficient quantities of the drug substance or other materials necessary to conduct clinical trials;
•manufacturing sufficient quantities of a product candidate;

•obtaining approval of applications from regulatory authorities for the commencement of a clinical trial;
•obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective clinical trial site;
•determining dosing and clinical trial design; and
•patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.
For example, in our Phase 1 clinical trial in the United States in adult ALL patients, patient enrollment took longer than expected.
The commencement and completion of clinical trials for our product candidates may be delayed, suspended or terminated due to a number of factors, including:
•lack of effectiveness of product candidates during clinical trials;
•adverse events, safety issues or side effects relating to the product candidates or their formulation;
•inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive;
•the need to sequence clinical trials as opposed to conducting them concomitantly in order to conserve resources;
•our inability to maintain or enter into collaborations relating to the development and commercialization of our product candidates;
•our failure to conduct clinical trials in accordance with regulatory requirements;
•our inability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;
•governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;
•delays in patient enrollment, variability in the number and types of patients available for clinical trials, and lower-than anticipated retention rates for patients in clinical trials;
•difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; and
•varying interpretations of our data, and regulatory commitments and requirements by the EMA, FDA and similar regulatory agencies.
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
•size of the patient population and process for identifying patients;
•eligibility and exclusion criteria for our clinical trials;
•perceived risks and benefits of our product candidates;
•severity of the disease under investigation;
•proximity and availability of clinical trial sites for prospective patients;
•ability to obtain and maintain patient consent;
•patient drop-outs prior to completion of clinical trials;
•patient referral practices of physicians;
•ability to monitor patients adequately during and after treatment ; and
•COVID-19 pandemic; in that respect, we experienced a 3 to 4 months delay in patient enrollment in the TRYbeCA1 trial, which has been completed to date.
Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:
•difficulty in establishing or managing relationships with CROs and physicians;
•different standards for the conduct of clinical trials;
•inability to locate qualified local consultants, physicians and partners; and
•the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.
If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.
Changes in regulatory requirements, guidance from regulatory authorities or unanticipated events during the clinical trials of our product candidates could necessitate changes to clinical trial protocols or additional clinical trial requirements, which would result in increased costs to us and could delay our development timeline.
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
Even though we have obtained orphan drug designation from the FDA and EMA for eryaspase for the treatment of pancreatic cancer, ALL and AML, we may not be able to obtain orphan drug marketing exclusivity for any of our other product candidates for other indications.
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
The EMA has granted orphan drug designation for GRASPA for the treatment of pancreatic cancer, ALL and AML, and the FDA has granted orphan drug designation for eryaspase for the same indications. We may seek orphan drug designation for our other product candidates, and with respect to other indications. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for that time period or the EMA or any other medicines regulator in the European Union from approving a similar medicinal product. The applicable period is seven years in the United States and usually 10 years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. This exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.
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
For example, in June 2019, we entered in an exclusive worldwide license agreement with SQZ Biotechnologies pursuant to which we and SQZ Biotechnologies will focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction. Our other main subcontractors and key partners include Etablissement Français du Sang, the American Red Cross, the New York Blood Center, Medac GmbH and the German Red Cross Blood Donor Service.
Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:
•the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;
•we replace a third party; or

•the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.
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
We have limited capabilities for product development and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates. For example, in June 2019, we entered into a collaboration with SQZ Biotechnologies to focus on the development of novel red blood-cell based therapeutics for the treatment of immuno-oncology and tolerance induction. Should we seek to collaborate with any additional third parties with respect to a prospective development program, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, we will have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates. These collaborations pose a number of risks, including the following:
•collaborators may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;
•collaborators may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
•collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;
•collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;
•collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or
•collaborators may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.
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

3.D.4.Risks Related to the Commercialization of Our Product Candidates
Even if we successfully complete clinical trials of our product candidates, those candidates may not be commercialized successfully for other reasons.
Even if we successfully complete clinical trials for one or more of our product candidates and obtain relevant regulatory approvals, those candidates may not be commercialized for other reasons, including:
•failing to receive regulatory clearances required to market them as drugs;
•being subject to proprietary rights held by others;
•failing to obtain clearance from regulatory authorities on the manufacturing of our products;
•being difficult or expensive to manufacture on a commercial scale;
•having adverse side effects that make their use less desirable;
•failing to compete effectively with products or treatments commercialized by competitors; or
•failing to show that the long-term benefits of our products exceed their risks.
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
Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we are unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any existing drugs or treatments. We cannot predict the degree of market acceptance of any product candidate that receives marketing approval, which will depend on a number of factors, including, but not limited to:
•the demonstration of the clinical efficacy and safety of the product;
•the approved labeling for the product and any required warnings;
•the advantages and disadvantages of the product compared to alternative treatments;
•our ability to educate the medical community about the safety and effectiveness of the product;
•the experience of clinicians with other potential treatments that use red blood cells to deliver therapeutics;
•the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product; and
•the market price of our product relative to competing treatments.
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
Factors that may inhibit our efforts to commercialize products on our own include:
•our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•the inability of sales personnel to obtain access to physicians and educate an adequate number of physicians on the benefits of any future products;
•the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more products; and
•unforeseen costs and expenses associated with creating an independent sales and marketing organization.

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
The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may negatively affect our commercialization prospects, including:
•our ability to set a price we believe is fair for our products, if approved;
•our ability to obtain and maintain market acceptance by the medical community and patients;
•our ability to generate revenues and achieve profitability; and
•the availability of capital.
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
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, the U.S. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing this case, although it is uncertain when a decision will be made. Although the U.S. Supreme Court has yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is also unclear how the Supreme Court ruling, other litigation and healthcare reform measures of the Biden administration will impact ACA and our business.
In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 have instituted, among other things, mandatory reductions in Medicare payments to certain providers. The Budget Control Act of 2011, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, the Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern

California issued a nationwide preliminary injunction against implementation of the interim final rule. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain as it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
We believe that pricing pressures at the federal and state levels in the United States, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential product candidates that may be approved in the future at a price acceptable to us or any third parties with whom we may choose to collaborate. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.
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

Post marketing regulations in the EU and in State Members also require specifications regarding promotion and advertising of prescription drugs.
The EMA, FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.
The EMA, FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, FDA or such other regulatory agencies as reflected in the product’s approved labeling. However, we may share truthful and not misleading information that is otherwise consistent with the product’s approved labeling. For example, if we receive marketing approval for eryaspase, physicians, in their professional medical judgment, may nevertheless prescribe eryaspase to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition. In addition to European legislation, each Member State of the European Union also enforce specific laws regarding the regulation of promotional claims which may change depending of the country marketing.
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
Our future profitability will depend, in part, on our ability to commercialize our product candidates in markets within and without the United States and Europe. If we commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:
•economic weakness, including inflation, or political instability in particular economies and markets;
•the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, many of which vary between countries;
•different medical practices and customs in foreign countries affecting acceptance in the marketplace;
•tariffs and trade barriers;
•other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or foreign governments;
•longer accounts receivable collection times;
•longer lead times for shipping;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;
•language barriers for technical training;
•reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;
•foreign currency exchange rate fluctuations and currency controls;
•differing foreign reimbursement landscapes;
•uncertain and potentially inadequate reimbursement of our products; and
•the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.
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
3.D.5.Risks Related to the Production and Manufacturing of our Product Candidates and Future Products, if Any
Our production capacity could prove insufficient for our needs.
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
Failure to comply with applicable regulations could also result in the EMA, FDA or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring us to suspend or put on hold one or more of our clinical trials;
•suspending or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring us to suspend manufacturing activities or product sales, imports or exports;
•requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
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
Other risks inherent in the production process may have the same effect, such as:
•contamination of the controlled atmosphere area;
•unusable premises and equipment;
•new regulatory requirements requiring a partial and/or extended stop to the production unit to meet the requirements;
•unavailable qualified personnel;
•power failure of extended duration;
•logistical error; and
•rupture in the cold chain, which is a system for storing and transporting blood and blood products within the correct temperature range and conditions.
In addition, a rise in direct or indirect energy rates may increase product manufacturing and logistical costs. Any of these risks, should they occur, could disrupt our activities and compromise our financial position, results, reputation or growth.

3.D.6.Risks Related to Our Employees and Business
We may encounter difficulties in managing our growth, which could disrupt our operations.
As of December 31, 2020, we had 206 employees, and we expect to increase our number of employees and the scope of our operations. To manage our development and expansion, including the potential commercialization of our product candidates in Europe and the United States, we will need to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.
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
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and amounted to €4.4 million, €3.9 million and €3.4 million for the years ended December 31, 2018, 2019 and 2020, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities. Should the French tax authorities be successful, the CIR representing the majority of the our operating revenues (74% of revenues for the year ended December 31, 2019 and more than 90% for the years ended December 31, 2018 and December 31, 2020), our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.
The COVID-19 coronavirus could adversely impact our business, including our clinical trials.
In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally, including to France, the United States and many of the countries in which we have planned or ongoing clinical trials. If the COVID-19 coronavirus continues to spread in France and the United States, we may experience disruptions that could severely impact our business and clinical trials, including:
•delays or difficulties in enrolling patients in our clinical trials;
•delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others; and
•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.
We experienced a 3 to 4 months delay in patient enrollment in the TRYbeCA1 study which has been completed to date, and therefore in the intermediary analysis of this study. With the exception of this delay, we did not suffer any delay in other studies that would be related to the economic and health effects of the COVID-19 pandemic.
For our clinical trials that are being conducted in countries which are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we may also experience the following adverse impacts:
•delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
•interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;
•changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
•refusal of the EMA or the FDA to accept data from clinical trials in these affected geographies.
The global outbreak of the COVID-19 coronavirus and the virus variants continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the European Union, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the European Union, the United States and other countries to contain and treat the disease such as the lockdown measures put in place in most countries. Further, the adverse effect on the financial markets, on the market price of our ADSs and/or ordinary shares, is unknown. To date, the global economy remains heavily impacted by the outbreak of the COVID-19 coronavirus. We believe that the recently emerged variants of the Covid-19 coronavirus are not likely to modify the risks as described above..
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
We are a company based in France with international operations, including in the United States. A significant portion of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
◦economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
◦differing regulatory requirements for drug approvals in non-U.S. countries;
◦differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
◦potentially reduced protection for intellectual property rights;
◦difficulties in compliance with non-U.S. laws and regulations;
◦changes in non-U.S. regulations and customs, tariffs and trade barriers;
◦changes in non-U.S. currency exchange rates of the euro and currency controls;
◦changes in a specific country's or region's political or economic environment, including the withdrawal of the United Kingdom from the EU;
◦trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

◦differing reimbursement regimes and price controls in certain non-U.S. markets;
◦negative consequences from changes in tax laws;
◦compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
◦workforce uncertainty in countries where labor unrest is more common than in the United States;
◦difficulties associated with staffing and managing international operations, including differing labor relations;
◦production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
◦business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires, or public health emergencies, such as the novel COVID-19 coronavirus.
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
We use the euro as our functional currency for our financial communications. However, a significant portion of our expenses, financial assets and liabilities are denominated in U.S dollars and are exposed to changes in foreign currency exchange rates. We also entered into a license agreement with SQZ Biotechnologies in 2019 and any potential revenues pursuant to this agreement will be made in U.S. dollars. We do not currently engage in hedging transactions or the use of forward contracts but may in the future in order to minimize the impact of uncertainty in future exchange rates on cash flows. A deterioration of the U.S dollar of the Euro could reduce our cash and cash equivalents. Refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for more information.
As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk.. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs.
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
The collection and use of personal data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal data relating to identifiable individuals and securing transfers of such data outside the European Economic Area including to the United States, providing information to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, conducting record-keeping and,where applicable, appointing data protection officers, conducting data protection impact assessments. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition. Moreover, in some European countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect our business, or even lead to penalties related to breach of security of personal data.
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
3.D.7.Risks Related to Other Legal Compliance Matters
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
Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our products, if approved. Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third party payors and patients may expose us to broadly applicable federal and state anti-bribery fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
•the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government, through civil whistleblower or qui tam actions, and civil monetary penalties laws prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal, civil and criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose requirements on certain healthcare providers, health plans and healthcare clearinghouses, known as “covered entities,” and persons or entities that perform functions or activities that involve individually identifiable health information on behalf of a covered entity, known as “business associates,” including mandatory contractual terms as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse midwives;
•analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts;
•GDPR, the local EU data protection laws, and other ex-U.S. protections;
•the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. PHC), which contains provisions regarding transparency of fees received by some healthcare professionals from industries, such as companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) or services related to these products in France. According to the provisions, these companies shall publicly disclose (on a specific public website available at www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.); and
•the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to - but not only - healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or awards are lawful, notably the authorization of the Professional Boards if the financial counterpart is higher than a certain amount, this limit being different according to the nature of the benefit concerned
Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
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
Changes in European regulations may limit our ability to attract and obtain additional financing sources outside France.
As a result of the implementation of Regulation (EU) 2019/452 of the European Parliament and of the Council of March 19, 2019 establishing a framework for the screening of foreign direct investments into the European Union, the list of sectors of activity which are subject to a control by the French authorities has been extended to cover foreign investments in additional economic sectors. Prior authorization of the Minister of Economy is required for investments in: (i) businesses participating, even occasionally, under the exercise of French public authority, (ii) businesses that would be liable to negatively impact public order, public security or the national defense interest, as well as (iii) business focused on research, production or trade of arms, ammunition, gunpowder and explosive substances.
A foreign direct investment will be subject to authorization where there is an (i) acquisition of control, under article L.233-3 of the French Commercial Code, of an entity subject to French law, (ii) where a party acquires all or part of a branch of activity of an entity subject to French law, (iii) or where a party crosses directly or indirectly, and acting alone or in concert, the 25% voting rights threshold of an entity subject to French law.
The French government has adapted the foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a Ministerial order (arrêté) of April 27, 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a Decree (décret) of July 22, 2020 as amended by Decree n°2020-1729 of December 28, 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure.

The Decree of July 22, 2020, as amended by the decree of December 28, 2020, currently provides that this new 10% threshold will be effective until December 31, 2021 and a fast-track review procedure for foreign investments exceeding this threshold.
If an investment in the company subject to prior authorization is realized without this authorization having been granted, the Minister will be able to order the investor, subject to a fine for non-performance, to: (i) file an authorization application, (ii) restore the previous situation, or (iii) amend the investment and, if he considers that the conditions for the authorization have not been met, the Minister may also revoke the authorization or order the investor, subject to a fine for non-performance, to comply with the authorization. In both cases, he may also take provisional measures.
Furthermore, an investor who has carried out a transaction without prior authorization or has not complied with the orders or measures set by the French Minister of Economy will be liable to a fine of up to the greater of the following amounts: (i) double the amount of the irregular investment, (ii) 10% of the turnover (excluding taxes) of the company, (iii) five million euros for legal entities, and (iv) one million euros for individuals.
Inclusion of biotechnologies in the list of critical technologies subject to foreign investment control procedure could discourage foreign investment in the Company's securities, thereby limiting access to foreign sources of financing. If interested investors do not or cannot obtain such authorization, their investment could be cancelled and be subject to additional fees and/or monetary penalties.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
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
3.D.8.Risks Related to Intellectual Property
Our ability to compete may decline if we do not adequately protect our proprietary rights.
Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and defending these rights against third-party challenges. We will only be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:
•we or our licensors may not have been the first to make the inventions covered by pending patent applications or issued patents;
•we or our licensors may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;
•others may independently develop identical, similar or alternative products or compositions and uses thereof;
•our or our licensors’ disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
•any or all of our or our licensors’ pending patent applications may not result in issued patents;
•we or our licensors may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
•any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;
•our or our licensors’ compositions and methods may not be patentable;
•others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
•others may identify prior art or other bases which could invalidate our or our licensors’ patents.
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
•payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;
•injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
•us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.
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
3.D.9.Risks Related to Ownership of our Securities and our Status as a Non-U.S. Company with Foreign Private Issuer Status
The market price of our equity securities may be volatile or may decline regardless of our operating performance.
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
As a result of this volatility in our market and industry, holders of our equity securities may not be able to sell their ADSs or ordinary shares at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by numerous factors, some of which are beyond our control, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•actual or anticipated changes in our growth rate relative to our competitors;
•competition from existing products or new products that may emerge;
•announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•share and ADS price and volume fluctuations attributable to inconsistent trading volume levels of our shares and ADSs;
•additions or departures of key management or scientific personnel;
•lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•announcement or expectation of additional debt or equity financing efforts;
•adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;
•the termination of a strategic alliance or the inability to establish additional strategic alliances;
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•general economic and market conditions.
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
Our ADSs are listed on Nasdaq, and our ordinary shares are listed on Euronext Paris. We cannot predict the effect our dual listing will have on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the trading market or price for our ADSs or ordinary shares.
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
We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:
•our available capital resources or capital constraints we experience;
•the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
•our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;
•other actions, decisions or rules issued by regulators;
•our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;
•the efforts of our collaborators with respect to the commercialization of our products; and
•the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.
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
As of December 31, 2020, our executive officers, directors, current 5% or greater shareholders and their respective affiliated entities, including BVF Partners L.P, RA Capital Management LLC and Auriga Ventures III FCPR, together beneficially owned approximately 40% of our ordinary shares (including ordinary shares in the form of ADSs). As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ordinary shares and ADSs and their trading volume could decline.
The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or their trading volume to decline.
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
As of December 31, 2020, 20,057,562 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.
We have also filed a registration statement with the SEC to register the ordinary shares that may be issued under our equity incentive plans. The ordinary shares subject to outstanding options under our equity incentive plans, ordinary shares reserved for future issuance under our equity incentive plans and ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our securities. In addition, pursuant to the OCABSA Agreement, we may issue ordinary shares upon conversion of convertible notes and/or exercise of share warrants. In the event that such ordinary shares are sold in the public market, such sales of ordinary shares pursuant to the OCABSA Agreement could also have an adverse effect on the market price of our securities.

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
Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;
•under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Item 10.B - Limitations Affecting Shareholders of a French Company;”
•under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the European Union or controlled by individuals of entities not resident in a Member State of the European Union are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). See “Item 10.B - Limitations Affecting Shareholders of a French Company;”. Within the context of the ongoing COVID-19 pandemic, the French government has included biotechnologies in the list of strategic industries by a Ministerial order (arrêté) of April 27, 2020. See section D "Risk Factors - Risks Related to our Financial Position and Capital Needs ";

•a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
•our shareholders have preferential subscription rights on a pro rata basis on the future issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general shareholders’ meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
•our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
•our board of directors can be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;
•our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
•our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
•approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
•advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
•our bylaws can be changed in accordance with applicable laws;
•the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report titled “Item 10.B—Memorandum and Articles of Association”;
•transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and
•pursuant to French law, the sections of our bylaws relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes held by our shareholders present, represented by a proxy or voting by mail at the meeting.
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
We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected not to take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
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
Based on the composition of our gross income, assets, activities and market capitalization in 2020, the nature of our business and due to fluctuations in our stock price, we believe that we may have been characterized as a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2020. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for the prior, current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from our global offerings in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, allocations of income with respect to any partnership, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
If a U.S. holder is treated as owning at least 10% of our ADSs or ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder (as defined below under “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such U.S. holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ERYTECH Pharma, Inc.), if we were to form or acquire any non-U.S. subsidiaries in the future, they may be treated as controlled foreign corporations. A U.S. shareholder of a controlled foreign corporation will be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any non-U.S. subsidiaries that we may form or acquire in the future would be treated as a controlled foreign corporation or whether such investor would be treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S.

shareholder the information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting and tax paying obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs or ordinary shares.
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
We have identified two material weaknesses in our internal control over financial reporting as of December 31, 2018, which have not been remediated as of December 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.
In connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of two material weaknesses in our internal control over financial reporting related to: (i) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary. We believe these two material weaknesses concerning (i) the monitoring of research and development projects and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary were not fully remediated as of December 31, 2020.
During the year 2020, we have deployed the following remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses:
•hire a vendor coordinator to reinforce the team dedicated to the monitoring of research and development projects for which process level controls have not been considered as effective in 2019;
•strengthen the controls over our research and development financial information to detect and correct errors and some of which are still in the process of being implemented;
•analyze the existing segregation of duties environment implemented in our U.S. subsidiary, identify potential organizational conflicts due to the size of the team and when possible define mitigating controls;
•On-going design and implementation of effective controls over certain information technology (“IT”) systems relevant to the preparation of the consolidated financial statements, with a specific focus on users’ access controls.
We plan to continue to deploy the following remediation efforts focused on improving our internal control over financial reporting and to specifically address the control deficiencies that led to our material weaknesses:
•reinforce our U.S. finance team by the recruitment of a new staff accountant to ensure a proper segregation of duties at an operational level.
•keep implementing effective controls over certain information technology (“IT”) systems relevant to the preparation of the consolidated financial statements.
•finalize the implementation and the rolling out of the controls over our research and development financial information to detect and correct errors.
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
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In connection with the preparation of our financial results for the year ended December 31, 2020, we identified two material weaknesses in our internal control over financial reporting. Our Management’s Report on Internal Control over Financial Reporting included in this Annual Report describes these material weaknesses and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weaknesses, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.
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
Item 4.Information on the Company.
4.A.History and Development of the Company
Our legal and commercial name is ERYTECH Pharma S.A. We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts and in 2018, we entered into a lease agreement for a U.S. manufacturing facility in Princeton, New Jersey, United States, which has been operational since the fourth quarter of 2019.
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
Our actual capital expenditures for the years ended December 31, 2018, 2019 and 2020 amounted to €14.2 million, €12.1 million and €0.4 million, respectively. These capital expenditures were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.
4.B.Business Overview
4.B.1.Overview
We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBC. We are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of severe tumors, including pancreatic cancer, acute lymphoblastic leukemia, or ALL, and triple negative breast cancer, or TNBC.
In 2018, we initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe. The U.S. Food and Drug Administration, or FDA, approved our Investigational New Drug, or IND, application in May 2019, and the TRYbeCA-1 trial opened for patient enrollment in the United States in October 2019. We have obtained clinical trial authorizations in the United States and from 11 European countries and have conducted the clinical trial at close to 90 clinical sites in Europe and in the United States. In April 2020, the FDA granted eryaspase Fast Track Designation as a potential second-line treatment for patients with metastatic pancreatic cancer. Eryaspase has also received orphan drug designation, or ODD, for pancreatic cancer in both the United States and Europe. We completed the patient enrollment in the TRYbeCA-1 trial in December 2020. A total of 512 patients participated in the trial, slightly above the target enrollment of 482 patients. The trial recently accrued the required number of events for the planned interim superiority analysis, to be performed by an Independent Data Monitoring Committee, or IDMC. We published the results from the interim superiority analysis from the TRYbeCA-1 trial on February 8, 2021. Based on such analysis, the trial will continue toward a final analysis, expected in the fourth quarter 2021.
We are also supporting a proof-of-concept investigator-sponsored, or IST, Phase 1 clinical trial, which we refer to as the rESPECT trial, evaluating the safety and tolerability of eryaspase in combination with FOLFIRINOX for the treatment of first-line pancreatic cancer patients, as well as in other indications of pancreatic cancer. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of this trial. We announced the enrollment of the first patient in this trial in January 2021. Two more patients were enrolled in February, completing the first treatment cohort. The trial is expected to determine the maximum tolerated dose by the end of 2021.
We launched a proof-of-concept Phase 2 clinical trial in TNBC in Europe, which we refer to as the TRYbeCA-2 trial, in the fourth quarter of 2018. The trial is enrolling patients in three European countries. We expect to report first results from the TRYbeCA-2 trial in the fourth quarter of 2021.
We are also supporting a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. This trial is evaluating the safety and pharmacological profile of eryaspase in ALL patients, who developed hypersensitivity reactions to pegylated L-asparaginase. In December 2020, positive results from the trial were presented at the American Society of Hematology 2020 Annual Meeting. The trial was conducted at 21 clinical sites in the Nordic and Baltic countries of Europe and enrolled 55 patients. The primary objective of the trial was enzyme activity of eryaspase. The endpoint was met. We are in discussions with the FDA to evaluate the possibility of pursuing regulatory approval for eryaspase in the United States in this indication based on this investigator sponsored Phase 2 trial. We expect to provide an update in the first half of 2021. If the potential for an approval can be confirmed, we anticipate filing a BLA in the second half of 2021.
In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in RBC and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy.We have also developed two preclinical programs aimed at maximizing the value creation potential of our ERYCAPS program, which we believe may result in attractive partnering opportunities: enzyme replacement and immune modulation. As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.
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
4.B.2.Our Strategy
Our mission is to help patients live better, longer. Our vision is to be the leader in red blood-cell based therapeutics to treat severe forms of cancer and orphan diseases. The key elements of our strategy to achieve this goal include the following:
Advance the development of eryaspase for the treatment of pancreatic cancer Following positive Phase 2b clinical trial results regarding eryaspase as second-line treatment of advanced pancreatic cancer, we launched TRYbeCA-1, a pivotal Phase 3 clinical trial of eryaspase, also as a second-line treatment for advanced pancreatic cancer, in Europe and in the United States. Patient enrollment began in September 2018 and was completed in December 2020. A total of 512 patients participated in the trial. An interim superiority analysis was conducted by an independent data monitoring committee and announced on February 8, 2021. Based on such analysis, the trial will continue toward a final analysis, expected in the fourth quarter 2021. In view of broadening the indication scope of eryaspase to other pancreatic cancer settings such as first-line metastatic and locally advanced pancreatic cancer, we are supporting a proof-of-concept investigator-sponsored Phase 1 clinical trial, evaluating the safety eryaspase in combination with FOLFIRINOX. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of the trial. This rESPECT trial is expected to determine the maximum tolerated dose by the end of 2021.
Develop eryaspase for the treatment of other oncology indications Based on the results of scientific publications and preclinical studies as well as our clinical trials to date, we believe that targeting the asparagine metabolism of cancer cells could potentially slow down or halt the growth of different tumor types. Based on these results, we are conducting other clinical trials and are planning to seek regulatory authorizations for eryaspase for the treatment of selected oncology indications beyond pancreatic cancer. Current development tracks are in:
•ALL: Following positive results in December 2020 of a Phase 2 clinical trial initiated and sponsored by NOPHO, we are currently evaluating the possibility of pursuing regulatory approval in the United States based on this investigator sponsored Phase 2 trial. We are in discussions with the FDA regarding our planned BLA submission of eryaspase for the treatment ALL and anticipate to provide an update in the first half of 2021. If the potential for an approval can be confirmed, we expect filing a BLA in the second half of 2021.
•TNBC: we continue our Phase 2 proof-of-concept clinical trial initiated in Europe in the fourth quarter of 2018. The trial is now enrolling patients in three European countries and we expect to report first results in the fourth quarter of 2021.
Leverage our ERYCAPS platform to develop additional innovative and novel red blood-cell based therapeutics targeting cancer and orphan diseases In addition to encapsulating L-asparaginase, the active ingredient in eryaspase, we plan to leverage the broad applicability of our ERYCAPS platform to develop additional product candidates that use other therapeutic drug substances. We developed at a preclinical stage erymethionase, methionine-γ-lyase, or MGL, encapsulated in red blood cells, to target methionine-dependent cancer cells and induce tumor starvation. We intend to continue to work on the development of our methionine depletion program in the future, subject to future financial resources and business strategy, but are not currently devoting significant financial resources due to other strategic priorities. We are also evaluating other cancer metabolism targeting enzymes such as arginine-deiminase. In addition to our developments in cancer metabolism, we are also evaluating other therapeutic approaches such as cancer immunotherapy and enzyme replacement therapies for metabolic diseases in view of potentially establishing partnering options. To support this strategy, we intend to continue to seek robust worldwide intellectual property protection for our ERYCAPS platform and our resulting product candidates.
Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS platform We seek to maximize shareholder value from our proprietary ERYCAPS platform technology through a combination of in-house development and well-selected partnering opportunities in development and commercialization. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and distribution of our product candidates for specified indications and in specified territories where appropriate. For example, in June 2019, we entered into a collaboration with SQZ Biotechnologies for the immune modulation program. We may also explore co-development or out-licenses of our platform technology to third parties and the creation of spin-out companies. As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of approved products.
4.B.3.Our ERYCAPS Platform Technology
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
We believe that our ERYCAPS platform technology is an innovative approach that offers several key potential benefits:
•Prolonged duration of activity. Red blood cells are biocompatible carriers that have a half-life of approximately one month in the body, and this duration of activity appears not to be significantly affected by our proprietary encapsulation process. This long half-life, coupled with the protection from the cellular membrane, allows encapsulated therapeutic drug substances to remain in the body longer, thereby increasing the duration of their therapeutic activity and their potential efficacy with lower dosages and fewer injections. In the case of L-asparaginase, encapsulation of red blood cells has been shown in our clinical trials to extend the half-life of free-form L-asparaginase from one day to approximately two to three weeks.
•Decreased risk of side effects. The red blood cell membrane protects the body from toxicities associated with the trapped drug substance, which reduces the potential for adverse side effects from the drug.
•High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner. At our cGMP-certified production facilities, the process for delivering eryaspase to patients typically takes approximately 24 hours from the start of production to delivery of the product candidate to the hospital. We have produced over 5,100 bags of eryaspase to date for use in clinical trials, and we estimate our current production facilities, including our expanded Lyon facilities and our newly constructed U.S. facility in Princeton, New Jersey, which has been operational since the fourth quarter of 2019 will be sufficient to establish supply for our ongoing Phase 2 and Phase 3 clinical trials, as well as anticipated initial commercial needs of eryaspase, if we receive the appropriate marketing authorizations.
•Stability and ease of administration. After manufacturing and release of the product, eryaspase has shown to remain stable for five days in refrigeration followed by six hours at room temperature. This allows efficient transportation to the hospitals where the patients are treated, as well as flexibility in the timing of the administration to the patients.
•Broad applicability. Our initial efforts have focused on encapsulating enzymes, such as L-asparaginase, that deplete nutrients necessary for the growth and proliferation of tumor cells, resulting in their starvation and death. Based on our preclinical studies and clinical experience to date, we believe that a variety of additional therapeutic molecules can be encapsulated within red blood cells to induce tumor starvation, both for blood cancers and solid tumors, and to develop cancer immunotherapies and enzyme replacement therapies.
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

4.B.4.Our Pipeline

Mode of action	Product Candidate of Program	Indication	Discovery	Pre-clinical	Phase 1	Phase 2	Phase 3/Pivotal	Expected key Milestone	
Cancer metabolism Tumor starvation	eryaspase/ GRASPA® (asparaginase)	2L Advanced PAC						Final analysis: Q4 2021	Trybeca-1
		Hypersensitive ALL					IST	FDA feedback: S1 2021	NOPHO
		mTNBC						First results: Q4 2021	Trybeca-2
		1L Advanced PAC						Definition of the maximum tolerated dose : End 2021	Georgetown | Lombardi COMPREHENSIVE CANCER CENTER
	erymethionase (methionine-γ-lyase)	Solid tumors							
Immune modulation	Immune-oncology Tolerance induction	Solid tumors*							SQZBIOTECH®
Enzyme replacement	Therapeutic enzymes	Metabolic diseases							

ALL: acute lymphoblactic leukemia; Advanced PAC: metastatic pancreatic cancer; mTNBC metastatic triple-negative breast cancer; 1L: First line; 2L: second Line ; NOPHO: Nordic Society of Paediatric Haematology and Oncology;
* Development by SQZ Biotech

4.B.5.Our Lead Product Candidate Eryaspase—A Unique Approach to Cancer Treatment
Eryaspase, our first product candidate developed using our proprietary ERYCAPS platform consists of the enzyme L-asparaginase encapsulated inside erythrocytes, or red blood cells. L-asparaginase breaks down asparagine, a naturally occurring amino acid, into L-aspartic acid and ammonia. Asparagine is produced by healthy cells in the body for their own use in protein synthesis. Cancer cells also need asparagine to grow and proliferate, even more than normal cells, but most cancer cells cannot produce enough asparagine and must rely on circulating asparagine to survive. Injection of L-asparaginase, either by intravenous or intramuscular modes of administration, can lower asparagine levels throughout the body, thereby depriving cancer cells of a key nutrient and causing them to starve and ultimately die. The use of L-asparaginase to deplete asparagine is a well-established treatment for ALL patients, and in particular, pediatric ALL patients. However, important side effects including allergies, coagulation disorders, pancreatic and hepatic toxicities can limit treatment compliance, particularly in adults, limiting the potential use of current, non-encapsulated L-asparaginases beyond ALL. We believe that encapsulating L-asparaginase in red blood cells, utilizing our proprietary ERYCAPS platform, reduce the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been administered to more than 630 patients in clinical trials and compassionate use programs to date.
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
The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of Eryaspase (GRASPA)
The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.
Completed clinical trials

PHASE	TRIAL REFERENCE	# OF PATIENTS ENROLLED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Efficacy (progression-free survival or overall survival) and safety of eryaspase in combination with chemotherapy	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	•Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dose	25 / 50 / 100 / 150 U/kg	EU	Non- randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	•Mean duration (days) of ASNase activity >100 U/L •Incidence of allergic reactions (induction phase)	150 U/ kg	EU	Randomized, open label
2a	GRAALL SA2-2008	30	55+	First-line	•Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	•Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 U/ kg	EU	Randomized, open label
1/2	GRASPALL 2012-09	14	18+	First-line	•Determination of the MTD and recommended Phase 3 dose	50 / 100 / 150 / 200 U/ kg	US	Non- randomized, open label
1	GRASPALL 2012-10-EAP	18	Up to 55	At risk - all lines	•Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label

PHASE	TRIAL REFERENCE	# OF PATIENTS ENROLLED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Acute Myeloid Leukemia
2b	ENFORCE 1	123	65 to 85	First-line, unfit	•Overall survival	100 U/ kg	EU	Multicenter, open label, randomized, controlled

On going clinical trials

PHASE	TRIAL REFERENCE	# OF PATIENTS PLANNED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Solid Tumors
1	STUDY00002008 (rESPECt)	12-18 (max 21)	18+	First line patients with locally advanced and metastatic pancreatic cancer	Determination of the MTD, tolerability and safety of Eryaspase in combination with the dose-modified FOLFIRINOX	25 / 50 / 75 / 100 U/Kg	US	Single arm, Open label
3	TRYbeCA-1	512*	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Overall survival	100 U/kg	EU/US	Open label, randomized
2	TRYbeCA-2	64	18+	Metastatic or locally recurrent Triple-Negative Breast Cancer / 1st line	•Objective response rate determined by an independent radiological review	100 U/kg	EU	Open label, randomized 1:1 (chemotherapy ± eryaspase)
Acute Lymphoblastic Leukemia
2	NOPHO	55*	1 to 45	Second-line post PEG-asparaginase	•PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label
*Enrollment for these clinical trials is completed at the date of this Annual Report. The figures represent the number of patients effectively enrolled.
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
(1)Refers to female survival rate.
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
Efficacy Results
The primary objectives of the trial were met, with an overall survival HR of 0.65 and a progression-free survival HR of 0.72 in the patient population with no or low ASNS expression levels. This sub-group of the patient population constituted approximately 70% of the trial population. There was also an overall survival benefit in the entire patient population, with a statistically significant overall survival HR of 0.60 (nominal p-value = 0.008), meaning that a reduction in risk of death rate of 40% was observed. The PFS hazard ratio was 0.56 (nominal p-value = 0.011). The graph below shows the Kaplan-Meier overall survival curve of the trial in the entire patient population. A Kaplan-Meier plot is a graphical statistical method commonly used to describe survival characteristics. Similar results were observed for progression-free survival.
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
Ongoing – TRYbeCA-1 Trial
Following our positive Phase 2b clinical trial results, we launched TRYbeCA-1, a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer. The TRYbeCA-1 trial is evaluating eryaspase in combination with standard chemotherapy, compared to standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) alone, in 512 patients. Patients who met the eligibility criteria have been randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/abraxane or irinotecan-based regimen) or chemotherapy alone until disease progression. The primary endpoint is overall survival. The main secondary endpoints include progression-free survival, objective response rate, disease control rate, quality of life and safety. Patient enrollment for the TRYbeCA-1 trial commenced in September 2018 in Europe and after receipt of IND approval from the FDA, we have opened clinical sites in the United States. We have obtained clinical trial authorizations in the United States and from 11 European countries, and as of the date of this Annual Report, where the trial has been conducted in 90 clinical trial sites. We completed enrollment in December 2020 with 512 randomized patients.
The interim analysis was triggered when two-thirds of the total number of events had occurred (i.e. two-thirds of the number of deaths required to make the final analysis of the overall survival in the trial) have occurred. Those events have been reached in October 2020. We published the results from the interim superiority analysis on February 8, 2021. This is the third review by the IDMC of the safety data of the patients enrolled and treated in the trial. The prior reviews took place at 150, 199 and 320 patients, respectively. No safety issues were identified and the IDMC recommended that we continue the trial as planned. We remain blinded to the primary and secondary endpoint efficacy data. The trial will continue toward a final analysis, expected in the fourth quarter of 2021.

Ongoing – rESPECt trial
rESPECt (STUDY00002008) is a proof-of-concept investigator initiated Phase 1 clinical trial evaluating the safety of eryaspase in combination with FOLFIRINOX for the treatment of first-line pancreatic cancer patients. The US Food and Drug Administration (FDA) reviewed IND/Investigational New Drug application and cleared the study to proceed enrolling patients in December 2019. It is planned to enrol approximately 12 to 18 patients. The study is open for enrollment.
Next Steps in Pancreatic Cancer
We will pursue our clinical development strategy in the treatment of pancreatic cancer as follows:
•the completion of the TRYbeCA1 Phase 3 clinical trial in second-line advanced pancreatic cancer in Europe and the U.S. Final analysis results are expected in the fourth quarter of 2021.
•the continuation of the rESPECT Phase 1 clinical trial in first line pancreatic cancer, led and sponsored by the Georgetown Lombardi Comprehensive Cancer Center in Washington, DC, USA. Determination of the maximum tolerated dose will be expected by end of year 2021.
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
Ongoing and Planned Clinical Development in Triple Negative Breast Cancer and Other Solid Tumors
Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications and selected metastatic TNBC as the next indication to evaluate in order to expand the potential use of eryaspase in solid tumors. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen and progesterone receptors and do not overexpress HER2. Scientific literature estimates that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a Phase 2 proof-of-concept clinical trial in this indication in Europe, which we refer to as the TRYbeCA-2 trial. The trial is now open for enrollment in three European countries and we announced enrollment of the first patient in June 2019. The TRYbeCA-2 trial, is evaluating eryaspase in combination with gemcitabine and carboplatine chemotherapy, compared to chemotherapy alone in approximately 64 patients, with previously untreated metastatic TNBC. We expect to report first results from the TRYbeCA-2 trial in the fourth quarter of 2021.
Planned Clinical Development in Other Solid Tumors
Preclinical work is ongoing to identify other relevant solid tumor indications, including a review of the use of the product candidate in combination with chemotherapy and immunotherapy compounds.
Eryaspase for the Treatment of Acute Lymphoblastic Leukemia (ALL)
We were previously developing eryaspase, or GRASPA, for the treatment of children and adults with ALL in combination with chemotherapy. We started the development of eryaspase in ALL in 2005 with a Phase 1 clinical trial in patients with relapsed and refractory ALL. The clinical trial was completed in 2009. We also completed a Phase 2 study in elderly patients with ALL in 2010. We have completed five clinical trials in ALL in Europe and in the United States in which a total of 166 patients with ALL were enrolled, of which 132 patients were treated with eryaspase.
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
In 2014, we completed a phase 2/3 clinical trial in 80 children and adults with relapsed ALL in which we evaluated the safety and efficacy of GRASPA compared to free-form L-asparaginase derived from the bacteria E. coli, also known as native L-asparaginase. In this European trial, patients without a history of allergies to native L-asparaginase treatments were randomized to receive standard chemotherapy plus either GRASPA or native L-asparaginase. Patients with a known allergy to native L-asparaginase treatments were treated with standard chemotherapy plus GRASPA. The trial achieved both of its primary endpoints:
•Lower Incidence of Allergic Reactions. Among the non-allergic patients, none of the 26 patients treated with GRASPA experienced an allergic reaction during the induction phase, compared to 13 patients out of 28, or 46%, of those treated with native L-asparaginase in the control group.
•Superior Duration of L-Asparaginase Activity. Among the non-allergic patients, the patients treated with GRASPA maintained a mean duration of L-asparaginase activity above 100 U per liter for 18.9 days, with at most two injections during the first month of treatment. This result compared to a mean duration of activity of 8.5 days in the control group, who received up to eight injections of native L-asparaginase.
Eryaspase or GRASPA was also observed to have an improved clinical benefit as compared to native L-asparaginase based on its achievement of the secondary efficacy endpoints:
•Higher Complete Remission Rate. At the end of the induction phase, the non-allergic patients in the GRASPA treatment arm, or 76%, had achieved complete remission, or the disappearance of all signs of cancer in response to treatment, as compared to 46.4%, in the control arm. Among the allergic patients, 60% achieved complete remission after treatment with GRASPA.
•Improved Minimal Residual Disease Rate. Among the non-allergic patients, nine out of 26, or 35%, achieved low levels of residual leukemic cells classified as minimal residual disease, or MRD, at the end of the induction phase, as compared to seven out of 28, or 25%, of those in the control group. Among the allergic patients, six out of 26, or 23%, achieved MRD after treatment with GRASPA.
•Improved Overall Survival Rates. 12-month overall survival rates among the non-allergic patients treated with GRASPA were 76.9%, compared to 67.9%, for those in the control group. 12-month overall survival in the allergic group of patients was 50%. Based on three years of follow-up, a nominal improvement of overall survival was observed (HR = 0.73).
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
Despite our ceasing clinical development efforts in this indication, an investigator-sponsored trial, initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO, is still ongoing. The Phase 2 trial was expected to enroll approximately 30 patients at 22 sites across seven Nordic and Baltic countries. The trial protocol was amended in 2019 to increase the number of patients to be recruited up to 50 patients. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. The enrollment has been completed in August 2020 (55 patients enrolled). Preliminary results have been presented in March 2020 during the annual NOPHO meeting and final positive results have been presented at the American Society of Hematology (ASH) meeting on 6 December 2020.
4.B.6.Other ERYCAPS Development Programs
In addition to eryaspase, our product candidate based on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

Cancer Metabolism
In addition to our product pipeline centered on L-asparaginase treatment, we are using our proprietary patent-protected ERYCAPS platform to identify additional enzymes that could induce tumor starvation. The TEDAC program intended to identify additional tumor starvation agents and to identify companion diagnostic tests. In preclinical studies performed under the TEDAC program, we have identified two other amino acids, methionine and arginine, and their respective enzymes, methionine-γ-lyase, or MGL, and arginine deiminase, or ADI, that we believe may be promising treatments when encapsulated inside red blood cells.
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
Enzyme Replacement
Outside of the oncology field, we also are studying the use of our ERYCAPS platform to promote long-acting enzyme activity
Enzyme replacement is a preclinical development program designed to use our proprietary ERYCAPS platform for enzyme-based therapies beyond oncology. We encapsulate therapeutic enzymes inside donor-derived red blood cells using our proprietary ERYCAPS platform in order to create product candidates to target certain metabolic diseases. We believe that the encapsulation of the therapeutic enzymes in the red blood cells may be able to reduce the potential for allergic reactions and to allow the therapeutic substance to remain in the body longer as compared to non-encapsulated enzymes.
Immune modulation
We demonstrated the proof of concept to encapsulate tumor antigens or adjuvants within red blood cells as an innovative approach to cancer immunotherapy.
Based on our preclinical research on immune modulation, we believe that encapsulated tumor antigens can be targeted to the spleen or to the liver, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers or to tolerance induction. In preclinical studies with three different antigens loaded in red blood cells, we have observed promising proof-of-concept data in three different tumor models. In these studies, we observed significantly increased antigen-specific CD8+ and CD4+ T-cell responses and delays in tumor growth when the encapsulated antigens were injected in mice with tumors, as compared to the injection of the unloaded antigens alone. As part of our value creation strategy, in 2019, we have granted to SQZ Biotechnologies an exclusive worldwide licence to develop antigen-specific immune modulating therapies employing RBC-based approaches. Combining SQZ’s proprietary and versatile cell engineering platform, Cell Squeeze®, with our intellectual property related to RBC-based therapeutics, rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications is envisaged.
4.B.7.Manufacturing and Supply
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
4.B.8.Commercialization
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

4.B.9.Intellectual Property
Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 15 patent families we own in our own name with more than 290 granted patents, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED (OR ALLOWED/ACCEPTED)
RBC Encapsulation Platform	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, South Korea, India, Canada, Russia, Hong Kong, Mexico, GCC, Israel
Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, South Korea, China, India, United Arab Emirates, GCC, Russia Canada, Hong Kong
Other Onco-metabolism	4	2026 2034 - 2035 2035 - 2036 2038	Europe, Japan, China, Canada, South Korea, Australia, United States, Hong Kong, Israel, Russia, GCC, Jordan
Rare Metabolic Disorders	3	2028 2033 - 2034 2037 - 2038	Europe, Israel
Immunology	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, South Korea, Europe, United States, Japan, United Arab Emirates, Canada, Hong Kong
Small Molecule	1	2028 - 2029	Europe, Israel, China, Australia, Singapore, South Korea, Canada, Hong Kong
*This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe, Japan and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment (PTA) and/or patent term extension (PTE).
Of our 15 patent families, 13 patent families currently include at least one issued patent.
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
Patent License from Radboud University
In 2018, we entered into an exclusive license agreement with Radboud University (the Netherlands), or Radboud, under which Radboud has granted us an exclusive license to a patent family, including a PCT application filed December 6, 2018, directed to synergistic combinations of amino acid depletion agents, or AADA, and amino acid depletion agent sensitizers. We intend to use the patent rights licensed from Radboud to develop product candidates, either alone or in collaboration with external partners, including product candidates that contain eryaspase as the AADA. Under the terms of the exclusive license agreement, we may also sublicense the patent rights to external partners to generate sublicense revenue.
4.B.10.Competition
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
Market acceptance of our product candidates will depend on a number of factors, including:
•potential advantages over existing or alternative therapies or tests;
•the actual or perceived safety of similar classes of products;
•the effectiveness of our sales, marketing, and distribution capabilities; and
•the scope of any approval provided by the FDA or foreign regulatory authorities.
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
Depending on the results of the TRYbeCA-1 trial, we believe eryaspase has the potential to be seen as competitive to or as a combination partner for many of these agents. Eryaspase could potentially face competition from several investigational agents currently being evaluated in metastatic patients who have progressed on previous first-line chemotherapy. These include, but are not limited to, Eleison Pharmaceuticals’ glufosfamide, SynCore Biotechnology’s EndoTAG-1,Tyme Technologies’ SM-88, BioLineRx’s BL-8040, and NantKwest’s PD-L1.t-haNK combined with ImmunityBio’s N-803. Eryaspase could also potentially compete with agents being evaluated in combination with standard chemotherapy regimens for the first-line treatment of metastatic disease. These include, but are not limited to, Rafael Pharmaceuticals’ CPI-613, Apexigen’s APX005M and Astellas’ zolbetuximab.
In TNBC, we expect eryaspase to be used in combination with various chemotherapy agents that are used to treat metastatic triple negative disease, including taxanes (paclitaxel, docetaxel and Celgene’s Abraxane), capecitabine, and Eisai’s Halaven. Eryaspase could potentially face competition from small molecule poly-ADP ribose polymerase (PARP) inhibitors, including, but not limited to, AstraZeneca/Merck’s Lynparza and Pfizer’s Talzenna, which received FDA approval for the treatment of germline BRCA mutant metastatic breast cancer in 2018; PD-1/PD-L1 antibodies, including, but not limited to, Roche’s Tecentriq and Merck’s Keytruda which were approved by the FDA for metastatic TNBC in 2019 and 2020 respectively; Trop-2 directed antibody-drug conjugates (ADCs), including, but not limited to, Gilead Science’s Trodelvy which was approved by the FDA for previously treated metastatic TNBC in 2020; and other molecules in development, including, but not limited to, Roche’s ipatasertib, Astrazeneca’ capivasertib, Seattle Genetics’ ladiratuzumab vedotin, and G1 Therapeutics’ trilaciclib.
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

4.B.11.Government Regulation
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
Our product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:
•completion of extensive nonclinical, sometimes referred to as preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for its proposed indication;
•submission to the FDA of a BLA;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;
•potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and
•FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.
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
The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it has not yet become applicable, its enactment will occur six months after the publication of a notice delivered by the European Commission on the European Union clinical trial portal and database, the EMA has announced that the effective launch of the portal is expected in December 2021. Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.
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
Notwithstanding the foregoing, an MA may be granted, for the same therapeutic indication, to a similar medicinal product if:
•the holder of the MA for the original orphan medicinal product has given its consent to the second applicant;
•the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the medicinal product; or
•the second applicant can establish in the application that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.
Pharmacovigilance system
The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs to the competent authority.
Also, the competent national authority can ask for interim PSURs outside the submission schedule.
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
This decree specifies the modalities for carrying out research involving the human person. In particular, it specifies the definitions applicable to the various categories of research falling within its scope, the operation of the committees for the protection of persons (CPP), the procedures for requesting an opinion from the CPP and authorization from the ANSM, as well as the rules applicable to vigilance.
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
The main French legislative and regulatory texts relating to the conduct of clinical trials are as follows (which are mainly codified in the French Public Health Code (Articles L. 1121-1 to L. 1126-12 and Articles R. 1121-1 to R. 1125-26)):
•Regulation No. 536/2014, of the European Parliament and of the Council of April 16, 2014 related to clinical trials of medicinal products for human use, which repealed Directive No. 2001/20/EC;
•Decree No. 2017/884 of May 9, 2017 modifying regulatory provisions related to research involving human subjects;
•Decree No. 2016-1538 of November 16, 2016 on the Unique Agreement for the implementation of commercial clinical trials involving human beings in health care institutions;
•Decree No. 2016-1537 of November 16, 2016 related to research involving human beings;
•Order No. 2016-800 of June 16, 2016 related to research involving human beings;

•Loi Jardé, Law No. 2012-300 of March 5, 2012, related to biomedical research involving human subjects;
•Law 2004-806 of August 9, 2004 related to the public health policy;
•Decision of December 29, 2015 establishing the rules of Good Manufacturing Practice;
•Law 78-17 of January 6, 1978, as amended, on data protection and its implementing decrees;
•Law 2002-303 of March 4, 2002 and its implementing decrees regarding patient’s rights and the quality of the healthcare system;
•Deliberation No. 2018-153 of May 3, 2018 approving a reference methodology relating to the processing of personal data implemented in the context of research in the field of health with the consent of the person concerned (MR -001);
•Decision No. 2016-262 of July 21, 2016 concerning the standard methodology for the processing of personal data carried out within the context of clinical trials (standard methodology MR-001);
•Deliberation No. 2015-256 of July 16, 2015 approving a reference methodology relating to the processing of personal data implemented in the context of non-interventional performance studies on in vitro diagnostic medical devices (MR- 002);
•Decision No. 2016-263 of July 21, 2016 concerning the approval of a standard methodology for processing personal data in the context of research in the field of health, which does not require the express consent of the person involved (methodology MR-003);
•Deliberation No 2018-154 of May 3, 2018 approving the reference methodology relating to the processing of personal data implemented in the context of research in the field of health that does not require the collection of the consent of the person concerned (MR-003);
•Deliberation No 2018-155 of May 3, 2018 approving the reference methodology relating to the processing of personal data implemented in the framework of research not involving the human person, studies and evaluations in the field of health (MR-004);
•Deliberation No. 2018-256 of June 7, 2018 approving a reference methodology relating to data processing requiring access by health institutions and federations to PMSI data and centralized emergency passage summaries (ERs) and made available on the secure platform of the ATIH (MR-005);
•Deliberation No. 2018-257 of June 7, 2018 approving a reference methodology relating to the processing of data requiring access on behalf of persons producing or marketing products mentioned in II of Article L. 5311-1 of the public health code to centralized PMSI data and made available by ATIH through a secure solution (MR-006);
•Law 2011-2012 of December 29, 2011 strengthening the safety of medicines and health products;
•Law 2000-230 of March 13, 2000, Decree 2001-272 of March 30, 2001 as amended, and Decree 2002-535 of April 18, 2002, relating to electronic signatures;
•Decree No. 2016-1871 of December 28, 2016 concerning the processing of personal data on the new “National Health Data System” of France;
•Decision of November 24, 2006 establishing the rules for Good Clinical Practice;
•Law of January 6, 1978 on Information Technology, Data Files and Civil Liberties as amended; and
•Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.
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
Under French law, the State is responsible for compensating the damage resulting from a medical accident occurring during a clinical trial in the event of no fault, i.e. in the event of a medical accident for which no fault is found. In this respect, a mechanism provides for compensation by the National Office for Medical Accidents (Office national des accidents médicaux), as part of national solidarity.
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
“Anti-gift”: The French Public Health Code also contains “anti-gift” provisions setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or rewards are lawful. The provisions resulting from an Act No. 2011-2012 were amended by an Order No. 2017-49 of January 19, 2017 ratified by the Law 2019-774 of July 24, 2019 which notably extended their application to a broader range of legal and physical persons - including social media influencers, specified the scope of the operations excluded from the prohibition and those authorized under some conditions, and provided for a new authorization process. The changes of the “anti-gift” rules were aimed to enter into force on a date provided by decree or, at the latest, on July 1, 2018. In the absence of implementing texts to date, the new provisions (Articles L. 1453-3 to L. 1453-12 PHC) entered into force on July 1, 2018. A decree of August 7, 2020 sets out the amounts for which the benefit, depending on the benefit provided, is considered negligible and does not require any declaratory action. A second decree of August 7, 2020 defines the amounts above which the agreement is subject to an authorization regime, with amounts less than or equal to these amounts requiring a simple declaration. The decree also provide with the declaration schedule to the competent authority.
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
Reimbursement and Health Reform
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
For example, the ACA has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that

ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing this case, although it is uncertain when a decision will be made. Although the U.S. Supreme Court has yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact ACA.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, including the BBA, will stay in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers.On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers , the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain as it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability. Further, it is possible that additional action is taken in response to the COVID-19 pandemic.
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
Other Healthcare Laws and Compliance Requirements
Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. The laws that may affect our ability to operate include, among others:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by individuals, on behalf of the government through civil whistleblower or qui tam actions, and civil monetary penalty laws prohibits individuals and entities from, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;
•HIPAA, which created additional federal, civil and criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services;
•the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;
•HIPAA, as amended by HITECH, and their implementing regulations, which imposes certain requirements on covered entities, and their business associates that perform functions or activities that involve individually identifiable health information on their behalf as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information; and
•State and/or foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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
4.C.Organizational Structure.
The following diagram illustrates our corporate structure:

4.D.Property, Plants and Equipment.
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
Item4.A.Unresolved Staff Comments.
Not applicable.
Item 5.Operating and Financial Review and Prospects.
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
Overview
We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBC. We are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of severe tumors, including pancreatic cancer, acute lymphoblastic leukemia, or ALL, and triple negative breast cancer, or TNBC. We are also exploring the use of our ERYCAPS platform for developing cancer immunotherapies and enzyme therapies.
Since our inception, we have devoted substantially all of our financial resources to research and development efforts, including conducting preclinical studies and clinical trials of our product candidates, providing general and administrative support for our operations and protecting our intellectual property.
As of December 31, 2020, we had cash and cash equivalents amounted of €44.4 million ($54.4 million). Historically, we have financed our operations and growth through private and public offerings of our equity securities, convertible notes, loans, public assistance programs in support of innovation, such as the conditional advances and subsidies from Bpifrance, a French public investment bank and from research tax credits. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, from which we raised €17.7 million in gross proceeds. In November 2017, we completed a global offering for gross proceeds of $143.7 million, or €123.6 million. The global offering consisted of a U.S. initial public offering of 5,389,021 ADS, each representing one ordinary share, and a concurrent private placement in Europe and other countries outside of the United States and Canada of 791,116 ordinary shares. Our net proceeds from the global offering were approximately €112.1 million ($130.4 million).
Since our inception in 2004, we have incurred significant operating losses. Our net loss was €38.2 million, €62.7 million and €73.3 million for the years ended December 31, 2018, 2019 and 2020, respectively. We had a consolidated shareholders' equity of €26.5 million as of December 31, 2020, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and advance our clinical development programs in Europe and the United States. Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of the date of this Annual Report will be sufficient to fund our operations until the fourth quarter 2021. If we take into account potential proceeds from the OCABSA Agreement, then we believe we could fund our operations until the first quarter 2022. Refer to "Item 3.D.1 Risks Related to our Financial Position and Capital Needs for further details.
Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone payments, if any, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:
•conduct our ongoing and planned clinical trials of eryaspase in Europe and in the United States;
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•scale-up our manufacturing capabilities to support the launch of additional clinical studies and the commercialization of our product candidates, if approved;
•establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved;
•maintain, expand and protect our intellectual property portfolio;

•continue the research and development of our other product candidates, including planned and future clinical trials;
•seek to discover and develop additional product candidates;
•seek to attract and retain new and existing skilled personnel; and
•create additional infrastructure to support our operations as a public company listed in the United States.
Until such time that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant rights to third parties to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Moreover, no assurance can be given at this time as to whether we will be able to achieve these financing objectives. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.
The consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on March 5, 2021. Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002 as amended, our consolidated financial statements have also been prepared in accordance with IFRS as adopted by the European Union, or EU.
Financial Operations Overview
Operating Income
To date, we have not generated any revenue from the sale of products. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize eryaspase and our other product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue. Our operating income consists of other income.
Research Tax Credit
The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or, since January 1, 2005, within the European Union or in another state that is a party to the agreement in the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause, receive a tax credit which can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenses taken into account for the calculation of the CIR only involve research and development expenses.
The main characteristics of the CIR are the following:
•the CIR results in a cash inflow from the tax authorities paid directly to us as we are not subject to corporate income tax;
•a company’s corporate income tax liability does not limit the amount of the CIR;
•the CIR is not included in the determination of the corporate income tax.
As a result, we have concluded that the CIR meets the definition of a government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized in "other income" in our statement of income (loss).

Subsidies
We have received financial assistance from Bpifrance and other governmental organizations in connection with the development of our product candidates. Bpifrance’s mission is to provide assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.
Funds are recognized in "other income" in our statement of income (loss) for the fiscal year in which the financed expenses were recorded.
Revenue from Licenses or Other Contracts
Since January 1, 2018, agreements are analyzed and recorded in accordance with IFRS 15 Revenue from contracts with customers, or IFRS 15.
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
Operating Expenses
Our operating expenses consist primarily of research and development expenses and general and administrative expenses.
Research and development expenses
We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates.
Research and development expenses consist primarily of:
•services, subcontracting and consulting fees, that primarily include the cost of third-party contractors such as contract research organizations, or CROs, who conduct our clinical trials;
•personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;
•purchases of raw materials, especially asparaginase, and transportation costs associated;
•depreciation and amortization expenses.
Since our inception, our research and development efforts have been related primarily to our completed and ongoing clinical trials of eryaspase for the treatment of pancreatic cancer, ALL and AML. In June 2018, we ceased the development program for eryaspase in ALL and are focusing our development efforts on eryaspase for the treatment of selected solid tumors. The resources that became available as a result of this strategic decision were allocated to what we estimate is a significantly larger unmet medical need and market opportunity for the potential treatment of solid tumors, including pancreatic cancer and TNBC. This decision did not have a significant impact on our consolidated financial statements.
Our direct research and development expenses consist principally of external costs, such as fees paid to consultants, laboratories and CROs in connection with our clinical trials, and purchases of raw materials which we allocate to our specific research programs.
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of other product candidates, and will seek regulatory approvals for our product candidates, if clinical trial are successfully completed.
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
•the scope, rate of progress and expense of our ongoing, as well as any additional, non-clinical studies, clinical trials and other research and development activities;
•clinical trial and early-stage results;
•the terms and timing of regulatory approvals;
•the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•the ability to market, commercialize and achieve market acceptance for eryaspase or any other product candidate that we may develop in the future.
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
General and Administrative
General and administrative expenses consists primarily of :
•services, subcontracting and consulting fees, mainly related to legal services, accounting and audit, IT, insurance costs and overhead costs;
•personnel costs including share-based compensation for personnel other than employees engaged in scientific research and development functions;
We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates.
Financial Income (Loss)
Financial income (loss) relates primarily to:
•expenses and income on convertibles notes recognized in accordance with IFRS 9 (amortized cost and change in fair value of embedded derivatives),
•interest expenses incurred on financial liabilities and lease liabilities,
•income received from cash and cash equivalents and
•gains and losses on exchange rate variations on financial and investing operation.
Income tax
We do not recognize current tax expense. Deferred tax assets resulting from temporary differences or tax losses carried forward are limited to the deferred tax liabilities with the same maturity, except where their allocation on future taxable income is probable.
Critical Accounting Policies and Estimates
Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. For further details, see Notes to our consolidated financial statements.
Measurement of Share-based payments
We account for share-based compensation in accordance with IFRS 2 Share-based payment, or IFRS 2. Determining the fair value of share-based awards at the grant date requires judgment. Fair value is estimated using the Black & Scholes valuation model (for BSA, SO and BSPCE valuation) and Monte-Carlo valuation model (for AGA valuation). The determination of the fair value of warrants using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the expected term of the awards, expected volatility, risk-free interest rates and expected dividends. If any of the assumptions change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.
Measurement of the convertible notes' agreement
Our convertible notes' agreement is measured in accordance with IFRS 9 Financial instruments, or IFRS 9. The determination of the accounting treatment of this agreement requires judgment. We determined that this agreement includes: (i) a put and call option linked to the mutual commitment between us and the investor qualified as derivative at the signing date of this agreement, (ii) a conversion option and warrants qualified as derivative at the issuance of a tranche. Fair value is estimated using the Tsiveriotis Fernandes valuation model for the put and call option, the Monte-Carlo valuation model for the conversion option and the Black & Scholes valuation model for warrants. The determination of the fair value of the different components using these models is affected by assumptions regarding a number of complex and subjective variables. These variables include the expected term, expected volatility, risk-free interest rates, expected dividends for the three valuation models and credit spread for the Tsiveriotis Fernandes valuation model. If any of the assumptions change significantly, fair value of each components of this agreement could differ materially from their valuation.

Estimate of the hospital costs

The completion of the hospital costs related to clinical trials sponsored by the Company is measured based on two allocation keys : (i) site activation for fixed establishment costs which are recognized in full when sites are activated and (ii) patient randomization for variable patient costs (including chemotherapy costs) which are spread over the estimated time of treatment of the patient as planned in the clinical protocol. These allocation keys are applied to the estimated expenses of the clinical trial. The excess of estimated costs incurred over invoices received is recorded in "Vendors - accruals".
5.A.Operating Results
5.A.1.Operating Income
We generated operating income of €4,447 thousand in 2018, €5,283 thousand in 2019 and €3,718 thousand in 2020. The components of our operating income are set forth in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019	2020
Revenues	—	—	—
Other income
Research Tax Credit	4,375	3,915	3,430
Subsidies	—	294	42
Revenues from licenses or other contracts	72	1,074	246
Operating income	4,447	5,283	3,718
The CIR recognized for each of the years 2018 and 2019 ended were received in cash in 2019 and 2020, respectively. We expect to receive the CIR recognized for the 2020 year in 2021.
Revenues from licenses or other contracts in 2019 are primarily associated with our license agreement with SQZ Biotechnologies.

Research and Development Expenses
Our research and development expenses amounted to €33,468 thousand in 2018, €52,193 thousand in 2019 (an increase of 56% compared to 2018) and €57,580 thousand in 2020 (an increase of 10% compared to 2019).
Our research and development expenses are broken down in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2018	2019	2020	2018/2019	2019/2020
ERYASPASE	12,883	22,740	28,469	77%	25%
ERYMETHIONASE	2,472	2,027	41	(18%)	(98%)
IMMUNOTHERAPIES	389	275	2	(29%)	(99%)
ENZYME THERAPIES	256	7	0	(97%)	(100%)
Direct research and development expenses	16,000	25,049	28,512	57%	14%
Consumables	938	2,917	3,695	211%	27%
Rental and maintenance	793	1,292	1,275	63%	(1%)
Services, subcontracting and consulting fees	4,532	4,413	4,179	(3%)	(5%)
Personnel expenses (1)	10,914	14,967	15,629	37%	4%
Depreciation and amortization expense	233	3,508	4,232	1,406%	21%
Other	58	47	58	(19%)	23%
Indirect research and development expenses	17,468	27,144	29,068	55%	7%
Research and development expenses (2)	33,468	52,193	57,580	56%	10%
(1)Includes €1,158 thousand, €688 thousand and €531 thousand related to share-based compensation expense for 2018, 2019 and 2020, respectively.
(2)€23,966 thousand, €44,398 thousand and €53,734 thousand of this amount are related to clinical trials for 2018, 2019 and 2020, respectively.
The increase in research and development expenses for periods presented is mainly due to:
•An increase in costs related to eryaspase of €9,857 thousand in 2019 and €5,729 thousand in 2020 because of the initiation of our TRYbeCA-1 trial, which began in September 2018.
•A decrease in costs related to erymethionase of €445 thousand in 2019 and €1,986 thousand in 2020 due to our decision to focus our financial resources on other strategic priorities.
•An increase in personnel expenses of €4,053 thousand in 2019 and €662 thousand in 2020 , mainly related to an increase in headcount of our research and development workforce, especially in technical operations, in connection with our ongoing clinical trials and particularly, the launch of the TRYbeCA-1 trial in September 2018. The average number of full-time employees allocated to our research and development workforce was 99 in 2018, 156 in 2019 and 166 in 2020.
•An increase in depreciation and amortization expenses of €3,275 thousand in 2019 and €724 thousand in 2020, mainly related to:
◦the recognition of an impairment of €1,036 thousand in 2019 on a production process recognized in intangible asset; and
◦the commissioning of our manufacturing facility in Princeton, New Jersey in the second half of 2019.

General and Administrative Expenses
Our general and administrative expenses amounted to €14,600 thousand in 2018, €17,164 thousand in 2019 (an increase of 18% compared to 2018) and €14,970 thousand in 2020 (a decrease of 13% compared to 2019).
Our general and administrative expenses are broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2018	2019	2020	2018/2019	2019/2020
Consumables	33	527	224	1,497%	(57%)
Rental and maintenance	1,584	1,117	1,070	(29%)	(4%)
Services, subcontracting, and consulting fees	5,409	7,964	5,962	47%	(25%)
Personnel expenses (1)	5,925	6,331	6,573	7%	4%
Depreciation and amortization expense	529	751	686	42%	(9%)
Other (2)	1,120	474	455	(58%)	(4%)
General and administrative expenses	14,600	17,164	14,970	18%	(13%)
(1)Includes €849 thousand, €522 thousand and €532 thousand related to share-based compensation expense for 2018, 2019 and 2020, respectively.
(2)Includes €442 thousand, €159 thousand and €116 thousand related to share-based compensation expense (warrants allocated to directors and to the chairman of the board) for 2018, 2019 and 2020, respectively.
Our general and administrative expenses are mainly composed of:
•Services, subcontracting and consulting fees amounting to €5,409 thousand in 2018, €7,964 thousand in 2019 and €5,962 thousand in 2020. The significance of these expenses in 2019 compared to 2018 and 2020 was mainly due to the establishment of our Princeton, New Jersey manufacturing facility; and
•Personnel expenses amounting to €5,925 thousand in 2018, €6,331 thousand in 2019 and €6,573 thousand in 2020. The average number of full-time employees allocated to our general and administrative workforce was 39 in 2018, 41 in 2019 and 41 in 2020.
5.A.2Financial Income (Loss)
Our financial income (loss) amounted to €5,399 thousand in 2018, €1,414 thousand in 2019 and €(4,465) thousand in 2020. It is broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2018	2019	2020
Financial income	5,427	2,947	889
Financial expenses	(28)	(1,533)	(5,354)
Financial income (loss)	5,399	1,414	(4,465)
Our financial income related mainly to:
•Foreign currency gains and losses of €3,993 thousand in 2018, €781 thousand in 2019 and €(3,028) thousand in 2020. The decrease is due to a significant fall in the U.S. dollar against the euro over the periods presented;
•A gain on foreign exchange swaps of €1,254 thousand in 2018, €1,124 thousand in 2019 and €61 thousand in 2020; and
•A net expense of €1,032 thousand in 2020 due to the recognition of the convertible notes agreement signed with European High Growth Opportunities Securitization Fund in accordance with IFRS 9 (no corresponding expense during the comparative periods).

5.B.Liquidity and Capital Resources
5.B.1.Sources of liquidity
Equity
We have financed our operations since our inception through several rounds of public and private financings that could be summarized as follows:

		Gross proceeds (in millions of euros)
Until 2012	Successive funding rounds : issuance of ordinary and preference shares	17.7
2013	Initial public offering on Euronext	17.7
2014	Follow-on offering	30.0
2015	Private placement	25.4
2016	Private placement	9.9
2017	Follow-on offering	70.5
2017	Global offering : U.S. initial public offering and concurrent private placement in Europe	123.6
2020-2021	Conversion of convertible notes	15.0
2021	Shares sold under the at-the-market (“ATM”) program	6.6
		316.4
In September 2020, we entered into a sales agreement with Cowen with respect to an ATM offering program pursuant to which we may issue and sell, from time to time at our sole discretion, ordinary shares in the form of ADSs to eligible investors at market prices, with aggregate gross sales proceeds of up to $30 million, subject to the regulatory limit of 20% dilution (this threshold is calculated based on the total number of shares listed on Euronext without prospectus during the twelve months before the issuance).
In February 2021, we sold shares under this ATM offering program resulting in gross proceeds of $8.0 million, or €6.6 million, resulting in net proceeds of $7.8 million or €6.4 million. As of the date of this Annual Report, $22.0 million remained available for future issuance until September 2023, subject to the regulatory limit of 20% dilution.
Non-refundable grants and conditional advances
Since our inception, we have received non-refundable subsidies from Bpifrance in the amount of €2.4 million in connection with our preclinical research programs.
We have also received €5.0 million in three conditional advances from Bpifrance. To date, TEDAC is the only ongoing program funded by conditional advances. No repayment were made during the years presented.
The TEDAC research program, which is funded by non-refundable subsidies and conditional advances from Bpifrance, will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide Bpifrance with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances and non-refundable subsidies, each award being made to help fund a specific development milestone.
•The total amount of the subsidies to be granted is €2,058 thousand, of which we have received an aggregate amount of €1,749 thousand through December 31, 2020.
•The total amount of conditional advances to be granted is €4,895 thousand, of which we have received an aggregate amount of €4,161 thousand through December 31, 2020. We will be obligated to make repayments based on the achievement of specified sales levels. Second, we will also have to pay royalties based on our sales.

Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The cumulative amount of research tax credit recognized for the years ended December 31, 2018, 2019 and 2020 was €11.7 million, of which €8.3 million are received as of today. We expect to receive the remaining balance in 2021.
Loans
•Convertible notes agreement ("OCABSA")
Refer to "Item 10.C. Material Contracts" for further information regarding our material contracts.
•Bank loans
In 2017, we subscribed an unsecured bank loan with Société Générale subscribed for a total amount of €1.9 million with a 0.4% interest rate and 36 monthly repayment terms. This loan is fully repaid as of December 31, 2020.
In November 2020, we received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE in France), with Bpifrance and Société Générale in the context of the COVID-19 pandemic. The loans bear interest at fixed rates of 1.67% and 0.25% per annum respectively, with an initial term of one year and a five -year deferral option and the French government will guarantee 90% of the amount due.
5.B.2.Cash Flows
The table below summarizes our sources and uses of cash for the years ended December 31, 2018, 2019 and 2020.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2018	2019	2020
Net cash flows used in operating activities	(47,857)	(43,310)	(51,720)
Net cash flows used in investing activities	(6,450)	(19,838)	(1,475)
Net cash flows from (used in) financing activities	(818)	40	25,449
Exchange rate effect on cash in foreign currency	3,981	1,910	(981)
Net increase (decrease) in cash and cash equivalents	(51,144)	(61,198)	(28,727)
Cash flows used in operating activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2018	2019	2020
Operating cash flow before change in working capital	(38,864)	(57,040)	(62,522)
Change in working capital	(8,993)	13,730	10,802
Net cash flow used in operating activities	(47,857)	(43,310)	(51,720)
Our net cash flows used in operating activities were €47,857 thousand, €43,310 thousand and €51,720 thousand for the years ended December 31, 2018, 2019 and 2020, respectively. Our operating cash flows before change in working capital increased over the years presented due to the launch of TRYbeCA-1 trial in September 2018. In 2018, the negative impact of the working capital was mainly due to significant advances payments made to suppliers as part of the launch of our TRYbeCA-1 trial. In 2019 and 2020, the positive impact of the working capital was mainly linked to accrued hospital costs; corresponding to the time delay between services rendered and the receipt of invoices.

Cash flows used in investing activities
We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2018	2019	2020
Acquisition of property, plant and equipment, net of disposal	(5,635)	(20,117)	(1,056)
Acquisition of intangible assets	(3)	(16)	(2)
Increase in non-current & current financial assets, net of decrease	(812)	295	(417)
Net cash flow used in investing activities	(6,450)	(19,838)	(1,475)
Our net cash flows used in investing activities were €6,450 thousand, €19,838 thousand and €1,475 thousand in the years ended December 31, 2018, 2019 and 2020, respectively.
The largest portion of our capital expenditures for the years presented related to the establishment of our manufacturing facility in Princeton, New Jersey, United States (€3.3 million in 2018, €18.5 million in 2019 and €0.8 million in 2020). These costs were capitalized in the amount of €11.9 million in 2018 and €10.6 million in 2019. This facility began the production of GMP-compliant clinical batches in 2019.
We also used cash to increase our manufacturing capacity in Lyon using €1.2 million in 2018 and €0.7 million in 2019.
The increase in financial assets related mainly to deposits paid on commercial leases and advance payments to suppliers.
Cash flows from (used in) financing activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2018	2019	2020
Capital increases, net of transaction costs	—	—	118
Proceeds from borrowings, net of repayment	(818)	(738)	27,073
Repayment of lease liability, net of allowance received	—	888	(1,428)
Interests received (paid)	—	(195)	(326)
Other	—	85	12
Net cash flow from (used in) financing activities	(818)	40	25,449
Our net cash flows from (used in) financing activities were €(818) thousand in 2018, €40 thousand in 2019 and €25,449 thousand in 2020.
In 2020, proceeds from borrowing were primarily the result of the issuance of five tranches of convertible notes, in a total amount of €15.0 million (refer to section Item 10, section C. Material Contracts) and the collection of two loans in the form of State-Guaranteed Loan for €10.0 million.
5.B.3.Operating Capital Requirements
We believe that our existing cash and cash equivalents at of the date of this Annual Report will be sufficient to fund our operations until the fourth quarter 2021. If we take into account potential proceeds from the OCABSA Agreement, then we believe we could fund our operations until the first quarter 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. As a result, we should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of our drug candidates and through the issuance of new debt or equity instruments.
For more information as to the risks associated with our future funding needs, see the "Item 3.D.1 Risks Related to our Financial Position and Capital Needs".
5.C.Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
5.D.Trend Information
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

5.E.Off-Balance Sheet Arrangements
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
5.F.Tabular Disclosure of Contractual Obligations
The following table discloses aggregate information about our material contractual obligations and the periods in which payments were due as of December 31, 2020. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

(in thousands of €)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Convertible notes	2,400	—	—	—	2,400
Conditional advances	—	—	—	4,421	4,421
Bank loans	98	3,945	3,984	2,071	10,098
Other financial liabilities	—	35	—	—	35
Lease liabilities	1,607	2,949	2,202	4,046	10,804
Trade and fixed assets payables	4,792	—	—	—	4,792
Total	8,897	6,929	6,186	10,538	32,550
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
5.G. Safe Harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item6.Directors, Senior Management and Employees.
6.A.Directors and Senior Management.
The following table sets forth information concerning our executive officers and directors as of the date of this Annual Report.

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	59	Chief Executive Officer and Director
Eric Soyer	54	Deputy General Manager, Chief Financial Officer and Chief Operating Officer
Jean-Sébastien Cleiftie (1)	47	Chief Business Officer
Iman El-Hariry, M.D., Ph.D. (1)	60	Chief Medical Officer
Jérôme Bailly, Pharm.D.	42	Deputy General Manager, Operations Chief Quality Officer and Qualified Person
Stewart Craig (1)	59	Chief Technical Officer
Anne-Cécile Fumey	46	Human Resources Director
Brian Schwab	56	VP, Legal Affairs & General Counsel
Françoise Horand	48	MSc – Director of Research and Development Operations
Non-Employee Directors
Jean-Paul Kress, M.D. (3)	55	Chairman of the Board
Sven Andréasson (2)(3)(4)	68	Director
Philippe Archinard, Ph.D. (2)(3)(5)	61	Director
Luc Dochez, Pharm.D. (5)	46	Director
Martine Ortin George, M.D. (5)	72	Director
Melanie Rolli, M.D.(5)	48	Director
Hilde Windels (2)(6)	55	Director
(1)Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.
(2)Member of the audit committee.
(3)Member of the remunerations and appointment committee.
(4)As representative of Galenos SPRL, the legal entity that holds this board seat.
(5)Member of the clinical strategy committee.
(6)As representative of Hilde Windels BV, the legal entity that holds this board seat.
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
Jérôme Bailly, Pharm.D. has served as our Qualified Person since December 2011, as our Director of Pharmaceutical Operations since 2007 until November 2020 when he was appointed Chief Quality Officer and as a Vice President and Directeur Général Délégué, or Deputy General Manager, since 2017. Prior to 2007, he was the Director of QA/Production at Skyepharma and Laboratoire Aguettant. Dr. Bailly holds a Pharm.D. and a degree in Chemical Engineering, specializing in Biopharmaceutical Engineering and Cellular Production from École Polytechnique de Montréal (Canada).
Dr. Stewart Craig, Ph.D has served as our Chief Technical Officer since November 2020. For the past 25 years, Dr. Craig has held executive level positions designing, implementing and operating the CMC and GMP manufacturing infrastructure for various pioneering cell and gene therapy companies worldwide, including as Chief Manufacturing Officer of Orchard Therapeutics from 2016 to 2019, SVP Technical Operations of Sangamo from 2014 to 2016, EVP Manufacturing & Regulatory at Stemcells Inc.from 2008 to 2014, Chief Technology Officer at PCT Cell Therapy Services from 2005 to 2008 and Chief Operating Officer at Xcyte Therapies from 1999 to 2005. Dr. Stewart also has extensive experience in the successful management of regulatory affairs for cell and gene therapy submissions in the United States, Canada and Europe. Dr. Craig holds a B.Sc. in Biochemistry and a Ph.D. in Physical Biochemistry from Newcastle University (U.K.).
Anne-Cécile Fumey was appointed as our Human Resources Director in February 2016. Prior to joining our company, Mrs. Fumey served within several high-growth blue-chip companies. She was International HR Director with Clasquin Group and Senior HR Manager at National Bank of Canada in Montréal. Anne-Cécile Fumey started her career with BD where she was responsible for Human Resources management at the European headquarters, then within the Pharmaceutical Systems business unit, before being appointed Compensation and Benefits Manager France. Mrs. Fumey graduated from the Grenoble Institute of Political Studies (IEP) and has a postgraduate degree (DESS) in Human Resources Management from the Grenoble Graduate School of Management (IAE).
Brian Schwab joined our company in January 2020 as VP, Legal Affairs & General Counsel and has over 25 years of French and US in-house and law firm experience. Prior to his appointment, he served as General Counsel to two Global Business Units at Solvay in Lyon from July 2012 to December 2019 and as Chief Licensing Officer and General Counsel at Scynexis, in North Carolina from March 2003 to June 2012. He previously served as Deputy General Counsel at Aventis CropScience from January 1999 to February 2003 and as Senior Legal Counsel at Rhone-Poulenc from May 1996 to December 1998. Mr. Schwab also worked as an attorney for Freshfields Bruckhaus Deringer in Paris from July 1993 to May 1996 and for Cooley LLP in Palo Alto, California from October 1989 to September 1992. Mr. Schwab received a B.A. from Cornell University, a law degree from the University of California – Los Angeles and a LLM degree from the University of Maastricht in the Netherlands.
Françoise Horand joined our company in 2008. With 10 years’ experience in toxicology and preclinical drug regulations obtained at MDS Pharma Services (now Charles River Laboratories), she was involved in putting together the R&D team when it started and launching the laboratory. She currently heads up the teams in charge of research projects as well as the research laboratory. Mrs.Horand holds a Master’s degree in Biochemistry from the University of Lyon, and is also a graduate of the Ecole Pratique des Hautes Etudes in immunology.
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
Philippe Archinard, Ph.D. has served as a member of our board of directors since 2013 and was previously a member of our supervisory board from 2007 to May 2013. Dr. Archinard was appointed Executive Vice-President, Technological Innovation and Scientific Partnerships at Institut Mérieux since January 1, 2021. Prior to his role at Institut Mérieux, he was appointed as General Manager and Chief Executive Officer and director of Transgene S.A. in December 2004 and chairman of the board of directors in June 2010 until December 2020. Prior to joining Transgene, he served as chief executive officer of Innogenetics N.V., from 2000 to December 2004. Dr. Archinard previously spent 15 years in various positions of increasing responsibility at bioMérieux, a multinational biotechnology company, including serving as chief executive officer of its U.S. subsidiary. He has served as a member of bioMérieux’s board of directors since 2005. Dr. Archinard is a chemical engineer, holds a Ph.D. in biochemistry from the University of Lyon (France), and completed Harvard Business School’s Program for Management Development (PMD).
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
Melanie Rolli, M.D. was appointed to our board of directors effective March 12, 2020. Dr. Rolli currently serves as the Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechnology company dedicated to drug development of targeted therapies in various oncological and dermatological indications, a position she has held since May 2019. She joined PIQUR in 2017 as Chief Medical Officer and took on additional responsibilities as Chief Operating Officer in 2018. Prior to joining PIQUR, she was at Novartis Pharmaceuticals AG from 2003 to 2017, where she held positions of increasing responsibility across the drug development, safety, and medical affairs functions. Prior to joining Novartis, she worked as a post-doctoral cancer research physician at SCRIPPS Research Institute for Molecular and Experimental Medicine in La Jolla, California, and as a clinical researcher in Germany. Dr. Rolli graduated from the University of Heidelberg with a doctorate in medicine and pharmacology.

Hilde Windels (acting as legal representative of Hilde Windels BV) has served as a member of our board of directors since 2014 and has served as the representative of Hilde Windels BV, the legal entity that holds this seat, since 2017. She has over 20 years of experience in corporate finance, capital markets and strategic initiatives. She currently serves as Chief Executive Officer of Antelope Dx BV and Director of MDx Health NV and Celyad SA. Prior to her role as Antelope Dx BV, she was executive chairman of the board of directors and co-Chief Executive Officer of Mycartis NV, a private immune diagnostics company in Belgium and a spin-out of Biocartis Group NV. Ms. Windels initially joined Biocartis in August 2011 as its Chief Financial Officer, a position she held until September 2015 when she was appointed co-Chief Executive Officer, a position she held until early 2017, when she became interim Chief Executive Officer of Biocartis until September 2017. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. Ms. Windels also currently serves on the board of directors of Ablynx, MDx Health NV, Celyad NV and VIB in Belgium. Ms. Windels holds a Masters in Economics from the University of Leuven (Belgium).
Family Relationships
There are no family relationships among any of our executive officers or directors.
6.B.Compensation.
The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors was €2.8 million for the year ended December 31, 2020. The fair value of share-based compensation granted to our executive officers and director during the year ended December 31, 2020 amounted to €1.3 million. The total amount set aside or accrued to provide pension, retirement or similar benefits for our executive officers was €275 thousand for the year ended December 31, 2020 . We did not set aside any similar pension or retirement benefits for the benefit of our directors.
Director Compensation
At our combined general meetings of shareholders held on June 28, 2018, June 21, 2019 and June 26, 2020, shareholders set the total annual amount of the remuneration to be distributed among non-employee directors at €280 thousand for 2018, €400 thousand for 2019 and €425 thousand for 2020. The following table sets forth information regarding the compensation allocated to our non-employee directors for service on our board of directors during the year ended December 31, 2020. Gil Beyen, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director.

NAME	FEES	WARRANTS (1)	TOTAL
Jean Paul Kress	€79,500	€76,300	€155,800
Philippe Archinard	€66,000	€—	€66,000
Luc Dochez	€43,500	€—	€43,500
Galenos SPRL	€51,000	€—	€51,000
Martine Ortin George	€51,000	€—	€51,000
Hilde Windels BV	€51,000	€—	€51,000
Melanie Rolli	€37,125	€—	€37,125
(1)As required by SEC rules governing disclosures in this Annual Report, our equity grants (e.g., options, warrants or free shares) are required to be disclosed at their fair value on the date of grant and do not have any intrinsic value to their recipients if the strike price of the warrants is higher than the underlying share price.
Executive Committee Compensation
Our executive committee currently consists of (i) our Chief Executive Officer, (ii) our Chief Financial Officer, Chief Operating Officer and Deputy General Manager, (iii) our Chief Business Officer, (iv) our Chief Medical Officer (v) our Vice President and Director of Pharmaceutical Operations and Qualified Person, (vi) our Director of Research and Development Operations, (vii) our Human Resources Director, (viii) our VP, Legal Affairs & General Counsel and (ix) our Chief Technical Officer. The executive committee discusses and consults with the board and advises the board on our day-to-day management. The following table sets forth information regarding compensation allocated during the year ended December 31, 2020 to:
•Gil Beyen, our Chief Executive Officer;
•Eric Soyer, our Chief Financial Officer, Chief Operating Officer and Deputy General Manager; and

•Jérôme Bailly, our Vice President and Director of Pharmaceutical Operations and Qualified Person and Deputy General Manager.

NAME AND PRINCIPAL POSITION	SALARY (2)		BONUS			EQUITY AWARDS		ALL OTHER COMPENSATION		TOTAL
Gil Beyen Chief Executive Officer	€409,442	(1)	173,985		€(3)(8)	€365,703	(4)	€7,923	(5)	€957,053
Jérôme Bailly Deputy General Manager, Director of Pharmaceutical Operations and Qualified Person	€174,258		43,350		€(3)	€82,218	(6)	€11,292	(7)	€311,118
Eric Soyer Deputy General Manager, Chief Financial Officer and Chief Operating Officer	€266,531		77,350	€		€164,418	(9)	€19,952	(10)	€528,251
All other executive committee members	€1,094,725		278,938	€		€621,320		€25,295		€2,020,278
(1)Of which $341,296 (€299,042) are allocated by our U.S. subsidiary, Erytech Pharma Inc., for Mr. Beyen’s position as President of Erytech Pharma Inc.
(2)Reflects gross remuneration before taxes.
(3)Reflects compensation received for achievement of strategic goals related to (i) the advancement of clinical trials with eryaspase, (ii) the advancement of other development programs and (iii) building the organization and securing additional financing.
(4)Reflects the valuation of 28,125 free shares and 105,000 stock options granted during the year ended December 31, 2020.
(5)Reflects benefits in kind related to vehicle rentals.
(6)Reflects the valuation of 23,438 free shares granted during the year ended December 31, 2020.
(7)Reflects (i) €3,834 for benefits in kind related to vehicle rentals and (ii) €7,458 for retirement benefits.
(8)Subject to approval of our shareholders at the next Annual General Meeting of Shareholders.
(9)Reflects the valuation of 46,875 free shares granted during the year ended December 31, 2020.
(10)Reflects (i) €5,797 for benefits in kind related to vehicle rentals and (ii) €14,155 for retirement benefits.

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

Equity Incentives
We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:
•founder’s share warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), which are granted to our officers and employees;
•share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors;
•restricted, or free, shares (otherwise known as actions gratuites); and
•stock options (otherwise known as options de souscription et/ou d’achat d’actions).
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
We have six share-based compensation plans for our executive officers, non-employee directors and employees: the 2014 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan, the 2019 Plan and the 2020 Plan, or the Plans. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2020, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 2,249,941 ordinary shares at a weighted average exercise price of €9.36 ($11.45) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 760,505 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).
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

We have issued two types of founder’s share warrants as follows:

Plan Title	BSPCE 2014	BSPCE 2012
Meeting date	April 2, 2013	May 21, 2012
Dates of allocation	January 22, 2014 June 23, 2015 May 6, 2016	May 31, 2012 July 18, 2013 July 17, 2014
Total number of BSPCEs authorized	19,500(1)	33,787
Total number of BSPCEs granted	18,410(2)	33,787(3)
Start date for the exercise of the BSPCEs	For senior management, one-third was
vested in 2015 and two-thirds were
vested in 2016; for other employees,
immediately upon each grant except for
6,500 BSPCE2014 which could not be
	exercised before July 1, 2017	From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of December 31, 2020	15,000	184,190
Total number of BSPCEs granted but not exercised as of December 31, 2020	16,910	—
Total number of shares available for subscription as of December 31, 2020	169,100	—
Maximum number of new shares that can be issued	169,100	—
(1)22,500 BSPCE2014 were originally allocated by the board of directors on January 22, 2014. On December 4, 2014, the board of directors approved the conversion of 3,000 BSPCE2014 into 3,000 BSA2014.
(2)Excludes 1,000 BSPCE initially allocated to a former officer which were forfeited following his resignation in January 2016 and 90 BSPCE allocated to a former employee which were forfeited.
(3)On June 26, 2020, the board of directors acknowledged the lapse of 15,368 BSPCE 2012 following their expiration.
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

As of December 31, 2020, we have issued six types of share warrants as follows:

Plan title	BSA 2020	BSA 2019	BSA 2018	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 26, 2020	June 21, 2019	June 28, 2018	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	July 28, 2020	October 9, 2019	April 12, 2019	June 27, 2017 January 7, 2018	October 3, 2016 January 8, 2017	December 4, 2014 June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015 August 31, 2015
Total number of BSAs authorized	100,000	200,000	50,000	100,000	60,000	3,000(1)	11,263
Total number of BSAs granted	15,000	75,000	25,998	95,500	60,000	3,000	10,760
Start date for the exercise of the BSAs	July 28, 2022	October 9, 2021	One third as from 12 April 2020, one third as from 12 April 2021 and one third as from 12 April 2022	(4)	All BSA2016 are exercisable since 8 January 2020	One-third vested in 2015 and two-thirds vested in 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	15,000 BSA2020 have been declared lapsed on 4 November 2020 by the Board of Directors	October 9, 2022	25,998 BSA2018 have been declared lapsed on October 9, 2019 by the Board of Directors	(5)	(2)	January 22, 2024	May 20, 2020
BSA exercise price per share	€6.97	€3.71	€6.82	(6)	(3)	€12.25	€7.36
Number of shares subscribed as of December 31, 2020	0	0	0	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of December 31, 2020	0	75,000	0	81,250	45,000	2,900	0
Total number of shares available for subscription as of December 31, 2020	0	0	0	70,000	45,000	29,000	0
Maximum number of new shares that can be issued	0	75,000	0	81,250	45,000	29,000	0
BSA Expired (caducity)	15,000	0	25,998	14,250	15,000	0	4,018
(1)Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
(2)October 3, 2021 for the 45,000 BSA granted on October 3, 2016. January 8, 2022 for the 15,000 BSA granted on January 8, 2017.
(3)€18.52 for the 45,000 BSA granted on October 3, 2016. €13.60 for the 15,000 BSA granted on January 8, 2017.
(4)All 55,000 BSA granted on June 27, 2017, are exercisable since June 27, 2020 and for the 45,000 BSA granted on January 7, 2018, one third can be exercised as from January 7, 2019, one third can be exercised as from January 7, 2020 and the remainder can be exercised a from January 7, 2021.
(5)June 27, 2022 for the 55,000 BSA granted on June 27, 2017, January 7, 2023 for the 40,500 BSA granted on January 7, 2018.
(6)€26.47 for the 55,000 BSA granted on June 27, 2017. €18.00 for the 40,500 BSA granted on January 7, 2018.
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
Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, to our Chief Executive Officer and to our Deputy General Managers. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be granted or issued is 250,000 under the 2016 Free Share Plan, 300,000 under the 2017 Free Share Plan, 150,000 under the 2018 Free Share Plan, 400,000 under the 2019 Free Share Plan and the 2020 Free Share Plan. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).
Our board of directors has the authority to administer 2016 Free Share Plan, 2017 Free Share Plan, 2018 Free Share Plan, 2019 Free Share Plan and 2020 Free Share Plan, or the Free Share Plans. Subject to the terms of the Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.
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
The vesting of the free shares granted under the 2016 Free Share Plan, 2017 Free Share Plan and 2018 Free Share Plan is divided in three equal shares (33.33%), respectively following the first, second and third year following the date of grant. The vesting of the free shares granted under the 2019 Free Share Plan and the 2020 Free Share Plan is in five tranches: the first (32%) one year following the date of grant, the second (32%) two years following the date of grant, the third (32%) three years following the date of grant, the fourth (2%) four years following the date of grant and the fifth (2%) five years following the date of grant.
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

As of December 31, 2020, the following free shares have been granted:

Date of grant	Denomination of the free shares	Competent body that granted the AGA	Beneficiaries	Number of AGA granted	Number of shares that can be subscribed as of December 31, 2020
	AGA 2016 (under the 2016 Free Share Plan)
October 3, 2016	AGA2016-03102016	Board of Directors	Executive Officers	59,001	—
October 3, 2016	AGA2016-03102016	Chief Executive Officer	Employees	52,260	—
January 8, 2017	AGA2016-08012017	Board of Directors	Executive Officers	15,000	—
June 27, 2017	AGA2016-27062017	Chief Executive Officer	Employees	8,652	—
October 3, 2017	AGA2016-03102017	Chief Executive Officer	Employees	16,650	—
January 7, 2018	AGA2016-07012018	Board of Directors	Executive Officers	40,500	40,500(1)
	AGA 2017 (under the 2017 Free Share Plan)
June 27, 2017	AGA2017-27062017	Board of Directors	Executive Officers	45,000	—
June 27, 2017	AGA2017-27062017	Chief Executive Officer	Employees	29,475	—
January 7, 2018	AGA2017-07012018	Board of Directors	Executive Officers	27,000	13,500(2)
January 7, 2018	AGA2017-07012018	Chief Executive Officer	Employees	86,940	52,110(2)
	AGA 2018 (under the 2018 Free Share Plan)
January 6, 2019	AGA2018-06012019	Chief Executive Officer	Employees	36,150	30,750(3)
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Executive Officers	36,000	26,000
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Employees	58,200	50,500(4)
	AGA 2019 (under the 2019 Free Share Plan)
October 9, 2019	AGA2019-09102019	Board of Directors	Executive Officers	149,999	117,926
October 9, 2019	AGA2019-09102019	Board of Directors	Employees	150,942	130,889(5)
February 25, 2020	AGA2019-25022020	Chief Executive Officer	Employees	50,037	50,037(6)
	AGA 2020 (under the 2020 Free Share Plan)
July 28, 2020	AGA2020-28072020	Board of Directors	Executive Officers	98,438	98,438
July 28, 2020	AGA2020-28072020	Board of Directors	Employees	151,574	149,855(7)
Some free shares have lapsed following the departure of certain employees.
(1) On January 7, 2021, the Chief Executive Officer acknowledged that 40,500 free shares have lapsed following the non-achievement of the performance criteria.
(2) On January 7, 2021, the Chief Executive Officer acknowledged that 65,610 free shares have lapsed following the non-achievement of the performance criteria.
(3) On January 6, 2021, the Chief Executive Officer acknowledged the final acquisition of 1,699 free shares following the partial achievement of the performance criteria.
(4) On February 25, 2021, the Chief Executive Officer acknowledged that 500 free shares have lapsed following the departure of certain employees.
(5) On February 25, 2021, the Chief Executive Officer acknowledged that 749 free shares have lapsed following the departure of certain employees.
(6) On February 25, 2021, the Chief Executive Officer acknowledged the final acquisition of 4,256 free shares following the partial achievement of the performance criteria.
(7) On February 25, 2021, the Chief Executive Officer acknowledged that 625 free shares have lapsed following the departure of certain employees.
Stock Options (SO)
Stock options issued pursuant to our Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. Our Stock Option Plans generally provide that the exercise price for any stock option will be no less than 95% of the average of the closing sales prices per ordinary share during the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The maximum number of ordinary shares subject to stock options issued is 250,000 ordinary shares under the 2016 Stock Option Plan, 300,000 under the 2017 Stock Option Plan, 300,000 under the 2018 Stock Option Plan, 700,000 under the 2019 Stock Option Plan and 500,000 under the 2020 Stock Option Plan. Incentive stock options and non-statutory stock options may be granted under our Stock Option Plan.
Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chairman, our General Manager and to our Deputy General Managers. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of the company.
Our board of directors has the authority to administer and interpret the 2016 Stock Option Plan, 2017 Stock Option Plan, 2018 Stock Option Plan, 2019 Stock Option Plan and 2020 Stock Option Plan, or the Stock Option Plans. Subject to the terms and conditions of our Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise price, number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting schedules. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under our Stock Option Plan will generally be 10 years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee of our company or upon certain transactions involving our company.
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
As of December 31, 2020, the following options have been granted:

Date of grant	Denomination of the SOP	Competent body that granted the SOP	Beneficiaries	Number of SOP granted	Exercise Price	Number of shares that can be subscribed as of December 31, 2020
SOP 2016 (under the 2016 Stock Option Plan)
October 3, 2016	SOP2016-03102016	Board of Directors	Employees	21,999	€18.52	21,999
October 3, 2016	SOP2016-03102016	Chief Executive Officer	Employees	22,500	€18.52	9,000
January 8, 2017	SOP2016-08012017	Chief Executive Officer	Employees	3,000	€15.65	—
June 27, 2017	SOP2016-27062017	Chief Executive Officer	Employees	18,000	€26.47	18,000
October 3, 2017	SOP2016-03102017	Chief Executive Officer	Employees	30,000	€23.59	9,000
SOP 2017 (under the 2017 Stock Option Plan)
June 27, 2017	SOP2017-27062017	Board of Directors	Employees	12,000	€26.47	12,000
June 27, 2017	SOP2017-27062017	Chief Executive Officer	Employees	10,200	€26.47	3,600
January 7, 2018	SOP2017-07012018	Board of Directors	Employees	40,500	€18.00	40,500
January 7, 2018	SOP2017-07012018	Chief Executive Officer	Employees	56,703	€18.00	31,389
SOP 2018 (under the 2018 Stock Option Plan)
September 7, 2018	SOP2018-07092018	Board of Directors	Employees	24,000	€9.26	—
January 6, 2019	SOP2018-06012019	Chief Executive Officer	Employees	38,025	€6.38	21,450(1)
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Executive Officer (Gil Beyen)	18,200	€7.20	18,200
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Employees	58,705	€7.20	50,125
SOP 2019 (under the 2019 Stock Option Plan)
July 31, 2019	SOP2019-31072019	Board of Directors	Executive Officer (J.P Kress)	59,123	€5.78	59,123
October 9, 2019	SOP2019-09102019	Board of Directors	Executive Officers (Gil Beyen)	105,000	€4.25	105,000
October 9, 2019	SOP2019-09102019	Board of Directors	Employees	242,250	€4.25	201,500(2)
February 25, 2020	SOP2019-25022020	Chief Executive Officer	Employees	41,950	€5.87	40,950(3)
SOP 2020 (under the 2020 Stock Option Plan)
July 28, 2020	SOP2020-28072020	Board of Directors	Executive Officers (Gil Beyen & J.P Kress)	135,000	€6.88	135,000
July 28, 2020	SOP2020-28072020	Board of Directors	Employees	239,000	€6.88	238,250(4)
November 13, 2020	SOP2020-13112020	Chief Executive Officer	Employees	75,000	€6.14	75,000
(1) On January 6, 2021 and February 25, 2021, the Chief Executive Officer acknowledged respectively that 975 and 1,950 stock options have lapsed following the departure of employees
(2) On January 6, 2021 and February 25, 2021, the Chief Executive Officer acknowledged respectively that 1,750 and 5,000 stock options have lapsed following the departure of employees.
(3) On February 25, 2021, the Chief Executive Officer acknowledged that 1,000 stock options have lapsed following the departure of employees.
(4) On January 6, 2021 and February 25, 2021, the Chief Executive Officer acknowledged respectively that 1,750 and 5,250 stock options have lapsed following the departure of employees.
Some stock options have lapsed following the departure of certain employees.

6.C.Board Practices.
Prior to May 2013, our company had a two-tier corporate governance system: an executive board was responsible for managing the company and a supervisory board oversaw and advised the executive board. We have now established a board of directors. Our board of directors currently consists of eight members, less than a majority of whom are citizens or residents of the United States. As permitted by French law, two of our directors, Galenos SPRL and Hilde Windels BV, are legal entities. Each of these entities has designated an individual, Sven Andréasson and Hilde Windels, respectively, to represent it and to act on its behalf at meetings of our board of directors. These representatives have the same responsibilities to us and to our shareholders as he or she would have if he or she had been elected to our board of directors in his or her individual capacity.
Under French law and our bylaws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of merger. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Following the resignation of Allene Diaz effective September 30, 2019, the Board sought a replacement. On March 12, 2020, Dr. Melanie Rolli was appointed to the board. The General Shareholders’ Meeting decided on June 26, 2020 to ratify the appointment of Mrs. Melanie Rolli as Director for a three-year term. To date, our board is composed of five men and three women. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.
The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Jean-Paul Kress	Chairman	2019	2022
Gil Beyen	Director	2013	2022
Galenos SPRL represented by Sven Andréasson (2)	Director	2014	2022
Philippe Archinard	Director	2013	2022
Luc Dochez	Director	2015	2022
Martine Ortin George	Director	2014	2023
Hilde Windels BV represented by Hilde Windels(3)	Director	2017	2023
Melanie Rolli	Director	2020	2023
(1)At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.
(2)Galenos SPRL has designated an individual, Sven Andréasson, to represent it and to act on its behalf at meetings of our board of directors. Mr. Andréasson previously served as a member of our board from 2013 to 2014. Galenos SPRL is a company controlled by Mr. Andréasson.
(3)Hilde Windels BV was appointed as a director by our shareholders at our combined general meeting in June 2017. Hilde Windels BV has designated an individual, Hilde Windels, to represent it and to act on its behalf at meetings of our board of directors. She served as a member of the board of directors in her individual capacity from 2014 to 2017. Hilde Windels BV is a company controlled by Ms. Windels.
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
Furthermore, we follow French corporate governance practices in lieu of the Nasdaq corporate governance rules that require shareholder approval prior to specified issuances of securities. More specifically, Nasdaq Marketplace Rule 5635 requires a U.S. domestic listed company to obtain shareholder approval: (1) prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer; (2) prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the issuer alone, or together with sales by its officers, directors or substantial shareholders, of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value; and (3) prior to the issuance of securities when an equity compensation arrangement is made or materially amended, including prior to the issuance of common stock to the issuer’s officers, director, employees or consultants for less than the greater of book or market value. While French law requires a French company to obtain prior shareholder approval to issue shares, its shareholders may pre-authorize the company’s board of directors to issue shares such that shareholder approval is not required at the time of issuance.

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
Our board of directors has specifically assigned the following duties to the audit committee:
•examining the corporate and consolidated annual and interim financial statements;
•validating the relevance of the company’s accounting methods and choices;
•verifying the relevance of financial information published by the company;
•ensuring the implementation of internal control procedures;
•verifying the correct operation of internal controls with the assistance of internal quality audits;
•examining the schedule of work for internal and external audits;
•examining any subject likely to have a significant financial and accounting impact;
•examining the state of significant disputes;
•examining off-balance sheet commitments and risks;
•examining the relevance of risk monitoring procedures;
•establishing and overseeing procedures for the treatment of complaints or submissions identifying concerns regarding accounting, internal accounting controls, or auditing matters;
•examining any regulated agreements as well as monitoring any agreements relating to current operations and entered into under normal conditions;
•directing the selection of statutory auditors, their remuneration, and ensuring their independence;
•ensuring proper performance of the statutory auditors’ mission; and
•establishing the rules for the use of statutory auditors for work other than auditing of the accounts and verifying the correct execution thereof.
Remuneration and Appointments Committee. Mr. Andréasson, Dr. Archinard and Dr. Kress currently serve on our remuneration and appointments committee. Dr. Archinard is the chairperson of our remuneration and appointments committee.
Our board of directors has specifically assigned the following duties to the remuneration and appointments committee:
•formulating recommendations and proposals concerning (i) the various elements of the remuneration, pension and health insurance plans for executive officers and directors, (ii) the procedures for establishing the terms and conditions for setting the variable portion of their remunerations, and (iii) a general policy for awarding share warrants and founder’s warrants;
•examining the amount of the annual remuneration of the directors and the system for distributing such amount amongst the directors, taking into account their dedication and the tasks performed within the board of directors;

•advising and assisting the board of directors as necessary in the selection of senior executives and the establishment of their remuneration;
•assessing any increases in capital reserved for employees;
•assisting the board of directors in the selection and recruitment of new directors;
•ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;
•preventing conflicts of interest within the board of directors; and
•implementing the procedure for evaluating the board of directors.
Clinical Strategy Committee. Dr. George, Mr. Dochez, Dr. Archinard and Dr. Rolli currently serve on our clinical strategy committee. Dr. George is the chairperson of our clinical strategy committee. Our clinical strategy committee is responsible for analyzing and reviewing our clinical and regulatory strategy. It meets, at least once a year, and makes recommendations to the board of directors regarding our clinical and regulatory development strategy.
Our board of directors has specifically assigned the following duties to the clinical strategy committee:
•analyzing and reviewing our clinical development focus; and
•analyzing and reviewing our regulatory approval strategies.
6.D.Employees.
As of December 31, 2020, we had 206 employees. We consider our labor relations to be positive. At each date shown, we had the following headcount, broken out by department and geography:

	At December 31,
	2018	2019	2020
Function:
Research and preclinical development	35	31	24
Clinical, medical and regulatory affairs	33	34	37
Pharmaceutical operations	20	26	29
Manufacturing and supply	41	82	76
Management and administration	37	38	35
Business development and licensing	6	6	5
Total	172	217	206
Geography:
France	146	158	145
United States	26	59	61
Total	172	217	206
6.E.Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”
Item 7.Major Shareholders and Related Party Transactions
7.A.Major Shareholders
The following table and accompanying footnotes set forth, as of December 31, 2020, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of our executive officers;

•each of our directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2020 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2020. Shares subject to free shares that vest within 60 days of December 31, 2020 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2020 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 20,057,562 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding as of December 31, 2020. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
5% Shareholders:
BVF Partners LP (1)	4,468,058	22.28%
RA Capital Management LLC(2)	2,000,000	9.97%
Auriga Ventures III FCPR (3)	1,147,522	5.72%
Directors and Executive Officers:
Gil Beyen (4)	62,468	0.31%
Eric Soyer (5)	22,310	0.11%
Jean-Sébastien Cleiftie(6)	21,304	0.11%
Iman El-Hariry (7)	83,249	0.42%
Jérôme Bailly (8)	25,821	0.13%
Stewart Craig	0	—%
Anne-Cécile Fumey(9)	469	—%
Brian Schwab	0	—%
Françoise Horand(10)	3,885	0.02%
Jean-Paul Kress	0	—%
Galenos SPRL (11)	25,251	0.13%
Philippe Archinard (12)	35,550	0.18%
Luc Dochez (13)	25,250	0.13%
Martine Ortin George (14)	25,251	0.13%
Hilde Windels BV (14)	25,251	0.13%
Melanie Rolli	0	—%
All directors and executive officers as a group (16 persons) (15)	356,059	1.78%
*    Represents beneficial ownership of less than 1%.
(1)The address of BVF Partners LP. is One Sansome Street, 30th Floor, San Francisco, California 94104. Mark Lampert is the General Partner of BVF Partners LP and may be deemed to be beneficial owner of securities of the company directly held by BVF Partners LP., and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mark Lampert disclaims beneficial ownership of the securities held directly by BVF Partners LP., except to the extent of his pecuniary interest.

(2)The address of RA Capital Management LLC is 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116. Mr. Peter Kolchinsky is the Managing Director and may be deemed to be beneficial owner of securities of the company directly held by RA Capital Management LLC, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mr. Peter Kolchinsky disclaims beneficial ownership of the securities held directly by RA Capital Management LLC, except to the extent of his pecuniary interest.
(3)Jacques Chatain, Bernard Daugeras and Patrick Bamas are managers of Auriga Ventures III FCPR, or Auriga, and exercise voting and investment power with respect to shares held by Auriga. The managers disclaim beneficial ownership of all shares held by Auriga. The address of Auriga is c/o Auriga Partners, 18 avenue Matignon 75008 Paris, France.
(4)Consists of 2,468 ordinary shares and 60,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(5)Consists of 2,310 ordinary shares and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(6)Consists of 1,054 ordinary shares and 20,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(7)Consists of 83,249 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(8)Consists of 1,821 ordinary shares and 24,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(9)Consists of 469 ordinary shares.
(10)Consists of 385 ordinary shares and 3,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(11)Consists of one ordinary share and 25,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(12)Consists of 10,300 ordinary shares and 25,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(13)Consists of 25,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020
(14)Consists of one ordinary share and 25,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
(15)Consists of 18,810 ordinary shares and 337,249 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2020.
None of our principal shareholders have voting rights different than our other shareholders.
As of 8 March 2021, we estimate that approximately 40% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by approximately 20 holders of record including Bank of New York Mellon, the nominee of the Depositary Trust Company, which held approximately 8.40% of our outstanding ordinary shares as of said date. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
7.B.Related Party Transactions.
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
Executive Employment Agreement with Gil Beyen
Effective April 1, 2019, we and our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an executive employment agreement with Mr. Beyen, or the Executive Employment Agreement, that provides for the terms of his employment and compensation as President of ERYTECH
Pharma, Inc., including an annual base salary and variable compensation in an amount up to 50% of his base salary, based upon achievement of specified performance objectives. The Executive Employment Agreement also provides for severance pay in specified situations. In the event of Mr. Beyen’s termination without “cause,” he will be entitled to an amount equal to 12 times the average of monthly remuneration (bonuses included) received during the 12 months preceding his termination, subject to certain specified performance conditions. Mr. Beyen will also be entitled to these severance benefits (with no duplication) if Mr. Beyen is terminated without “cause” or resigns for “good reason” within 12 months following a change of control of our company. Any severance payments paid to Mr. Beyen under the Executive Employment Agreement are conditioned on Mr. Beyen executing a release. Pursuant to an Employee Confidential Information and Invention Assignment Agreement attached to his Executive Employment Agreement, upon voluntary termination or termination for ”cause,” for a period of 12 months, Mr. Beyen cannot seek employment in any business in which we are engaged or plans to be engaged, or service that we provide or have plans to provide.
Employment Agreements with Eric Soyer and Jean-Sebastien Cleiftie
In September 2015 and October 2016, respectively, we entered into employment agreements with Messrs. Soyer, and Cleiftie. Each employment agreement provides for an annual base salary and variable compensation in amounts up to 35% of the executive’s current base salaries, based upon achievement of specified performance objectives. These employment agreements also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. These agreements also provide for a 12-month non-compete clause (18 months in the case of Mr. Soyer), whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last three months (12 months in the case of Mr. Soyer).
Employment Agreements with Françoise Horand, Anne-Cécile Fumey and Brian Schwab
In October 2008, February 2016 and January 2020, respectively, we entered into employment agreements with Mrs. Horand, Mrs. Fumey and Mr. Schwab.
Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 20% to 25% of the current base salaries, based upon achievement of specified performance objectives. These employment agreements do not provide any additional termination indemnity other than the one provided for by French law. Mrs. Horand and Mr. Schwab’s agreements provide for a 18-month non-compete clause, whereby Mrs. Horand and Mr. Schwab are entitled to an amount equal to 33% of their average monthly remuneration over the last three months.
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
Employment Agreement with Stewart Craig
In November 2020, our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an employment agreement with Dr. Craig that provides for an annual base salary and variable compensation in an amount up to 35% of his base salary, based upon achievement of specified performance objectives. The agreement also provides for severance pay in specified situations. In the event of Dr. Craig’s termination without cause (as defined in Dr.Craig’s employment agreement), he will be entitled to an amount equal to six months’ base salary during the first 24 months of employment, plus an additional three months’ base salary for each full year he has worked for us, up to a maximum of 12 months’ base salary in total. In connection with a change of control, if Dr. Craig is terminated within 12 months (a) by us, (b) by mutual agreement or (c) by his decision to resign after receiving an offer that is not at least equivalent to his position prior to the change in control, he will be entitled to a lump sum payment equal to one year’s salary plus bonus (under the condition that he would not be eligible for the other severance benefits described above).Upon termination for any reason, our company may request Dr. Craig to execute a non-competition agreement for a period of 12 months, whereby Dr. Craig will be entitled to severance pay.
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
His employment agreements also provide for severance pay in specified situations. In the event of the termination in the absence of gross negligence or willful misconduct, Mr. Bailly will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if Mr. Bailly is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, Mr. Bailly will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. The payment of the compensations shall be subject to the performance of the following conditions: (i) respect of our company’s budget and expenditures and (ii) at least one of the following conditions: (a) an agreement of collaboration or a current license, and (b) one product in an active phase of clinical development by the company.
If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control.
His employment agreement also provides for a 18-month non-compete clause, whereby Mr. Bailly is entitled to an amount equal to 33% of his average monthly remuneration over the last three months.
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
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and some of our executive officers. See “Item. 6B—Limitations on Liability and Indemnification Matters.”
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
In considering related person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors determines in the good faith exercise of its discretion.
7.C.Interests of Experts and Counsel.
Not applicable.
Item 8.Financial Information
8.A.Consolidated Statements and Other Financial Information.
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
8.B.Significant Changes.
Not applicable.
Item 9.The Offer and Listing.
9.A.Offer and Listing Details.
Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “ERYP” since November 10, 2017. Our ordinary shares have been trading on Euronext Paris under the symbol “ERYP” since May 7, 2013.
9.B.Plan of Distribution.
Not applicable.
9.C.Markets.
Our ADSs have been listed on Nasdaq under the symbol “ERYP” since November 10, 2017. Our ordinary shares have been listed on Euronext Paris under the symbol “ERYP” since May 7, 2013.
9.D.Selling Shareholders.
Not applicable.

9.E.Dilution.
Not applicable.
9.F.Expenses of the Issue.
Not applicable.
Item 10.Additional Information.
10.A.Share Capital.
Not applicable.
10.B.Memorandum and Articles of Association.
Corporate Purpose (Article 3 of the Bylaws)
The Company’s corporate purpose in France and abroad includes the research, manufacturing, importation, distribution and marketing of investigational drugs, devices and medical equipment, and the provision of advisory services associated with these activities. The Company is authorized to engage in all financial, commercial, industrial, civil, property or security-related transactions that directly or indirectly relate to accomplishing the purposes stated above.
The Company may act directly or indirectly and do all these operations in all countries, for or on behalf of third parties, either alone or with partnership with third parties, association, group or creation of new companies, contribution, sponsorship, subscription, purchase of shares or rights, mergers, alliances, undeclared partnership or taking or giving in lease or in management of all property and rights or otherwise.
Directors (Articles 17-22 of the Bylaws)
Duties of the Board. Except for powers given to the Company’s shareholders by law and within the limit of the corporate purpose, the Company’s board of directors is responsible for all matters relating to the successful operations of the Company, including but not limited to, social and environmental issues associated with the Company’s activities, and, through its resolutions, governs matters involving the company.
Appointment and Term. The Company’s board of directors must be composed of at least three members, but may not exceed 18 members, subject to the dispensation established by law in the event of merger. In appointing and electing directors, the Company seeks a balanced representation of women and men. The term of a director is 3 years, and directors may be re-elected at the Company’s annual ordinary share meetings; however, a director over the age of 75 may not be appointed if such appointment would result in the number of directors over the age of 75 constituting more than one-third of the board. The number of directors who are also the Company’s employees cannot exceed one-third of the board. Directors may be natural persons or legal entities except for the chairman of the board who must be a natural person. Legal entities appointed to the board must designate a permanent representative. If a director dies or resigns between annual meetings, the board may appoint a temporary director to fill the vacancy, subject to ratification at the next ordinary general meeting, or, if such vacancy results in a number of directors below three, the board must call an ordinary general meeting to fill the vacancy. If a director is absent at more than four consecutive meetings or placed with guardians, he or she will be deemed to have automatically resigned.
Organization. The board must elect a chairman from among the board members. The chairman must be a natural person, age 75 or younger, and may be removed by the board at any time. The board may also elect a natural person as vice president to preside in the chairman’s absence and may designate up to two non-voting board observers.
Deliberations. At least half of the number of directors in office must be present to constitute a quorum. Decisions are made by a majority of the directors present or represented and, if there is a tie, the vote of the chairman will carry the decision. Meetings may be held as often as required; however, the chairman is required to call a meeting with a determined agenda upon the request of at least one-third of the directors if the board has not met for more than two months. French law and the Company’s charter and bylaws allow directors to attend meetings in person or, to the extent permitted by applicable law and with specified exceptions in the Company’s bylaws, by videoconference or other telecommunications arrangements. The board of directors can also make decisions by way of written consultation under the conditions provided by law.
Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested. Under French law, any agreement entered into, directly or through an intermediary, between the Company and any director that is not entered into in the ordinary course of the Company’s business and upon standard market terms is subject to the prior authorization of the board of directors. The interested director cannot vote on such decision. The same provision applies to agreements between the Company and another company, except where such company is the Company’s wholly owned subsidiary, if one of the Company’s directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the Company’s directors has an indirect interest.
Directors’ Compensation. Director compensation for attendance at board meetings is determined at the annual ordinary general meeting. The general meeting may allocate an annual fixed sum and the board of directors allocates this sum among its members as it sees fit. In addition, the board of directors may allocate exceptional compensation (rémunération exceptionnelle) for missions or mandates entrusted to its members, for example as member or chair of one or more board committees, this remuneration is subject to the provisions regarding related-parties agreements. At the Company’s combined general meetings of shareholders held on June 28, 2018, June 21, 2019 and June 26, 2020, shareholders set the total annual attendance fees to be distributed among non-employee directors at €280 thousand for 2018, €400 thousand for 2019 and €425 thousand for 2020.
Board of Directors’ Borrowing Powers. There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.
Directors’ Share Ownership Requirements. The Company’s directors are not required to own any of the Company’s shares.
Shareholder rights
Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 9, 16, 30, 33 and 34 of the Bylaws)
Dividends. The Company may only distribute dividends out of the Company’s distributable profits, plus any amounts held in the Company’s reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.
“Distributable Profits” consist of the Company’s statutory net profit in each fiscal year, calculated in accordance with accounting standards applicable in France, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law.
Legal Reserve. Pursuant to French law, the Company must allocate 5% of the Company’s statutory net profit for each year to the Company’s legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital.
Approval of Dividends. Pursuant to French law, the Company’s board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.
Upon recommendation of the Company’s board of directors, the Company’s shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when the Company’s net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of the Company’s share capital plus the amount of the Company’s legal reserves which may not be distributed was equal to €1,795,611.50 at June 26, 2020.
The Company’s board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that the Company has earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
Distribution of Dividends. Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by the Company’s board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by the Company’s board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.
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
Voting Rights. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of the Company’s bylaws. Ownership of one share implies, ipso jure, adherence to the Company’s bylaws and the decisions of the shareholders’ meeting.
In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. Pursuant to the Company’s bylaws, however, a double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Under French law, ordinary bearer shares are not eligible for double voting rights. Purchasers of ADSs or of ordinary shares deposited with the depositary to receive ADSs, will be unlikely to meet the requirements to have double voting rights.
Under French law, treasury shares or shares held by entities controlled by the Company are not entitled to voting rights and do not count for quorum purposes.
Rights to Share in the Company’s Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.
Rights to Share in the Surplus in the Event of Liquidation. If the Company is liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of the Company’s shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them, taking into account, where applicable, of the rights attached to shares of different classes.
Repurchase and Redemption of Shares. Under French law, the Company may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation (EU) No. 596/2014 of April 16, 2014 provides for safe harbor exemptions when the acquisition is made for one of the following purposes:
• to decrease the Company’s share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting; in this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;
• to meet obligations arising from debt securities that are exchangeable into equity instruments;
• to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or
• the Company benefit from a simple exemption when the acquisition is made under a liquidity contract complying with the general regulations of, and market practices accepted by the French Financial Markets Authority (AMF).
All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 20-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.
Under the Market Abuse Regulation 596/2014 of August 16, 2014 (MAR) and in accordance with the General Regulations of the AMF, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.
No such repurchase of shares may result in the Company holding, directly or through a person acting on the Company’s behalf, more than 10% of the Company’s issued share capital. Shares repurchased by the Company continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as the Company holds them directly or indirectly, and the Company may not exercise the preemptive rights attached to them.
Sinking Fund Provisions. The Company’s bylaws do not provide for any sinking fund provisions.
Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.
Requirements for Holdings Exceeding Certain Percentages. None, except as described below under the sections of this exhibit titled “Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)” and “Form, Holding and Transfer of Shares (Articles 13 and 15 of the Bylaws)—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights
Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of the Company’s bylaws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.
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
The final date for returning voting ballots by correspondence is set by the board of directors and disclosed in the notice of meeting published in the French Journal of Mandatory Statutory Notices, or BALO (Bulletin des Annonces Légales Obligatoires). This date cannot be earlier than three days prior to the meeting unless otherwise provided in the bylaws. The Company’s bylaws provide that the board of directors has the option to accept the voting ballots by correspondence beyond the limit set by applicable laws.
A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.
A shareholder may be represented at meetings by any individual or legal entity by means of a proxy form which the Company sends to such shareholder either at the shareholder’s request or at the Company’s initiative. A shareholder’s request for a proxy form must be received at the registered office at least five days before the date of the meeting. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of fifteen days.
A shareholder may vote by correspondence by means of a voting form, which the Company sends to such shareholder either at the shareholder’s request or at the Company’s initiative, or which the Company includes in an appendix to a proxy voting form under the conditions provided for by current laws and requirements. A shareholder’s request for a voting form must be received at the registered office at least six days before the date of the meeting. The voting form is also available on the Company’s website at least 21 days before the date of the meeting. The voting form must be recorded by the Company three days prior to the shareholders’ meeting, in order to be taken into consideration. The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.
To better understand the voting rights of the ADSs, ADS holders should carefully read the section in this exhibit titled “II. American Depositary Shares—Voting Rights.” .
Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by the Company’s board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at the Company’s registered offices or at any other location indicated in the meeting announcement (avis de réunion). A meeting announcement is published in the BALO at least 35 days prior to a meeting, as well as on the Company’s website at least 21 days prior to the meeting. In addition to the particulars relative to the Company, it indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the Company under the conditions provided for in the current legislation.

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
The convening notice may be addressed, where appropriate, with a proxy form and a voting by correspondence form, under the conditions specified in the Company’s bylaws, or with a voting by correspondence form alone, under the conditions specified in the Company’s bylaws. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.
Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the convening notice of the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and the Company’s current share capital, one or more shareholders representing 5% of the Company’s share capital may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the shareholders’ meeting announcement.
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
Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend the Company’s bylaws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes cast by the shareholders present, or represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote. In addition, pursuant to a recent AMF recommendation, French listed companies may be required to conduct a consultation of the ordinary shareholders meeting prior to the disposal of the majority of their assets, under certain circumstances. ,
Extraordinary Shareholders’ Meeting. The Company’s bylaws may only be amended by approval at an extraordinary shareholders’ meeting. The Company’s bylaws may not, however, be amended to increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes cast by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote.
Limitations
Ownership of ADSs or Shares by Non-French Residents
Neither the French Commercial Code nor the Company’s bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in the Company, including any purchase of the Company’s ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years’ imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health and telecommunications. etc., pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). The French government has adapted this foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a Ministerial order (arrêté) of April 27, 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a Decree (décret) of July 22, 2020 as amended by Decree n°2020-1729 of December 28, 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure. The Decree of July 22, 2020, as amended by the Decree of December 28, 2020, currently provides that this new 10% threshold will be effective until December 31, 2020 and a fast-track review procedure for foreign investments exceeding this threshold.
Foreign Exchange Controls
Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that the Company may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.
Availability of Preferential Subscription Rights
The Company’s shareholders will have the preferential subscription rights described under “Ordinary Shares—Changes in Share Capital—Preferential Subscription Right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of the Company’s securities in the United States (which may be represented by ADSs) will not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. The Company may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of the Company’s securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. The Company is under no obligation to file any registration statement in connection with any issuance of new shares or other securities. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to the Company of enabling the exercise by holders of shares in the United States and ADS holders of the subscription rights, and any other factors the Company considers appropriate at the time, and then to make a decision as to whether to register the rights. The Company cannot guarantee that it will file a registration statement.
For holders of the Company’s ordinary shares represented by ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case, ADS holders will receive no value for them. The section herein titled “II. American Depositary Shares—Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holders of our ADSs” in the Company’s Annual Report on Form 20-F to which this description is filed as an exhibit.
Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company
Provisions contained in the Company’s bylaws and French corporate law could make it more difficult for a third-party to acquire the Company, even if doing so might be beneficial to the Company’s shareholders. These provisions include the following:
• under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French Stock Exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;
• under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in the Company, including any purchase of the Company’s ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the Company’s share capital or voting rights or cross such 10% threshold. See “Limitations Affecting Shareholders of a French Company;”
•under French law, certain investments in a French company relating to certain strategic industries, including biotechnologies, by individuals or entities not residents in a Member State of the European Union are subject to prior authorization of the

Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2929 pursuant to the decree n°2019-1580 of December 31, 2019, as amended by decree (arrêté) of April 27, 2020). See “Limitations Affecting Shareholders of a French Company;”
• a merger (i.e., in a French law context, a share for share exchange following which the Company’s company would be dissolved into the acquiring entity and the Company’s shareholders would become shareholders of the acquiring entity) of the Company’s company into a company incorporated in the European Union would require the approval of the Company’s board of directors as well as a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
• a merger of the Company’s company into a company incorporated outside of the European Union would require 100% of the Company’s shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
• the Company’s shareholders have granted and may grant in the future the Company’s board of directors broad authorizations to increase the Company’s share capital or to issue additional ordinary shares or other securities, such as warrants, to the Company’s shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for the Company’s shares;
• the Company’s shareholders have preferential subscription rights on a pro rata basis on the issuance by the Company of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of the Company’s shareholders or on an individual basis by each shareholder;
• the Company’s board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director for the remaining duration of such directors' term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on the Company’s board of directors ;
• the Company’s board of directors can be convened by its chairman or its managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;
• the Company’s board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
• the Company’s shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
• approval of at least a majority of the votes cast by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
• advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;
• the Company’s bylaws can be changed in accordance with applicable laws;
• the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this exhibit titled “Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws);”
• transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Directive and Regulation dated April 16, 2014; and
• pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes of the Company’s shareholders present, represented by a proxy or voting by mail at the meeting.
Disclosure of shareholdings
Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)
Any individual or legal entity referred to in Articles L. 233-7, L. 233-9 and L. 223-10 of the French Commercial Code coming to directly or indirectly own, or cease to own, alone or in concert, a number of shares representing a fraction of the Company’s capital or voting rights greater or equal to 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95% shall inform the Company as well as the French Financial Market Authority (AMF) of the total number of shares and voting rights and of securities giving access to the capital or voting rights that it owns immediately or over time within a period of four trading days from the crossing of the said holding thresholds.
This obligation applies when crossing each of the above-mentioned thresholds in a downward direction.
In the event of failure to declare shares or voting rights exceeding the fraction that should have been declared, such shares shall be deprived of voting rights at General Meetings of Shareholders for any meeting that would be held until the expiry of a period of two years from the date of regularization of the notification in accordance with Article L. 233-14 of the French Commercial Code.
In addition, any shareholder, alone or acting in concert, crossing the 10%, 15%, 20% or 25% threshold shall file a declaration with the AMF pursuant to which it shall expose its intention over the following 6 months, including notably whether it intends to continue acquiring shares of the Company, it intends to acquire control over the Company, its intended strategy for the Company.
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
Differences in Corporate Law
The Company is a société anonyme, or S.A., incorporated under the laws of France. The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to the Company and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law. .

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
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities (with the exception of the chairman of the board), and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors as well as the deliberations taken by the board member irregularly appointed.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

	FRANCE	DELAWARE
Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
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

The convening notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of Commerce and Companies, the place, date, hour and agenda of the meeting and its nature (ordinary and/or extraordinary meeting). The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail and, as the case may be, the email address to which they may send written questions.
meeting). The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail and conditions in which they can obtain voting forms by mail.
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
Preemptive Rights
Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes cast by the shareholders present at the extraordinary general meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights have not been waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential subscription rights. Preferential subscription rights may only be exercised during the subscription period. In accordance with French law, the exercise period shall not be less than five trading days. Preferential subscription rights are transferable during a period equivalent to the subscription period but starting two business days prior to the opening of the subscription period and ending two business days prior to the closing of the subscription period.

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
Repurchase of Shares
Under French law, a corporation may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, the Market Abuse Regulation 596/2014 of April 16, 2014 (MAR) provides for safe harbor exemptions when the acquisition is made for the following purposes:
•  to decrease its share capital with the approval of the shareholders at the extraordinary general meeting;
•  to meet obligations arising from debt securities, that are exchangeable into equity instruments; or
•  with a view to distributing the relevant shares to employees or managers under a profit-sharing, free share or share option plan.
All other purposes, and especially share buy-backs for external growth operations by virtue of Article L. 20-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.
Under the Market Abuse Regulation 596/2014 of April 16, 2014 (MAR) and in accordance with the General Regulations of the French Financial Markets Authority, a corporation shall report to the competent authority of the trading venue on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.
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
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•  any breach of the director’s duty of loyalty to the corporation or its stockholders;
•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or redemptions; or any transaction from which the director derives an improper personal benefit

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
Shareholder Vote on Certain Transactions
Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:
•  the approval of the board of directors; and
•  approval by a two-thirds majority of the votes cast by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation (by exception, the extraordinary general meeting of the acquiring company may delegate to the board authority to decide a merger-absorption or to determine the terms and conditions of the merger plan).

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•  the approval of the board of directors; and
•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

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
•  shares of stock of the surviving corporation;
•  shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;
•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or
•  any combination of the above.
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

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and
•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•  state the reasons for not making the effort.
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
Changes in Share Capital
Increases in Share Capital (Article 10 of the Bylaws). Pursuant to French law, the Company’s share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of the Company’s board of directors. The shareholders may delegate to the Company’s board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.
Increases in the Company’s share capital may be effected by:
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

• by capitalization of profits, reserves or share premium; and
• subject to certain conditions, by way of offset against debt incurred by the Company.
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
Reduction in Share Capital. Pursuant to French law, any reduction in the Company’s share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of the Company’s board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.
Preferential Subscription Right. According to French law, if the Company issues additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, the Company’s share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.
Pursuant to recent legislation that went into effect on October 1, 2016, the preferential subscription rights will be transferable during a period starting two days prior to the opening of the subscription period and ending two days prior to the closing of the subscription period.
The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of the Company’s shareholders or individually by each shareholder. The Company’s board of directors and its independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.
In the future, to the extent permitted under French law, the Company may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.
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
10.C.Material Contracts.
The section below provides a summary of material contracts, for the two years immediately preceding this Annual Report.
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
OCABSA Agreement with Alpha Blue Ocean
We entered into an agreement on June 24, 2020 (the "OCABSA Agreement") allowing the issuance for the benefit of the Luxembourg-based fund European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA., of 1,200 notes warrants (bons d'émission) (the "Notes Warrants" or "BEOCABSA") giving right to convertible notes into new and/or existing shares (the "Notes") with warrants attached (the "Warrants" and together with the Notes, the "OCABSA"), enabling a potential fund raising of up to EUR 60 million, subject to the regulatory limit of 20% dilution.
The main characteristics of the securities are described in the table below:

BEOCABSA
Issuance date :	June 24, 2020, by decision of the Chief Executive Officer
Characteristics of the issuance
1,200 BEOCABSA issued for free for the benefit of European High Growth Opportunities Securitization Fund (the "Investor"), pursuant to the 25th resolution of the extraordinary general shareholder's meeting held on June 21, 2019

Condition of exercise:
by tranches until June 25, 2022, upon request of the Company, it being specified that the Investor shall have the right to request the issuance of two tranches at any moment.
Any request for a drawdown by the Company will be subject to the satisfaction of certain conditions precedent, including (i) the fact that the Company's closing price on Euronext Paris has been 150% higher than the nominal value of the Company's shares for more than 60 Trading Days prior to the request, or (ii) the fact that the Company has a number of shares that may be issued corresponding to at least 175% of the number of shares issuable upon conversion of the outstanding Notes and of the Notes to be issued upon the drawdown request.
Each exercise of a Note Warrant will give rise to the issuance of 60 Notes with 33,670 Warrants attached (or of 30 Notes with 16,835 Warrants attached in the event where the Company's capitalization is less than EUR 50 million for 20 consecutive trading days).

Number of exercised BEOCABSA
360, by tranches of 6, respectively on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020 and March 2, 2021 (including 2 tranches issued upon request of the Investor) i.e. a total amount of EUR 18 million, resulting in the issuance of 360 Notes with 202 020 Warrants attached.

Number of outstanding BEOCABSA	840
Notes
Nominal value :	EUR 3,000,000 by tranches (EUR 50,000 by Note)
Issuance conditions:
upon exercise of the Notes Warrants in one or more tranches of 60 Notes (or 30 Notes in the event where the Company's capitalization is less than EUR 50 million for 20 consecutive trading days), corresponding to a total nominal value of EUR 3 million (or EUR 1.5 million in case of issuance of a tranche of 30 Notes)

Interest:	No interest
Subscription price:	98% of their nominal value, i.e. EUR 2,940,000 by tranche (EUR 49,000 by Notes)
Maturity:	12 months from their issuance

Conversion into new shares
at the request of the holder, at any time from their issue until their maturity date, at the conversion ratio for a Note determined by the formula below:
N = Vn / P, where:
"N" is the number of Shares issue upon conversion of the Notes to be granted to the Note holders,
"Vn" is the nominal value of a Note, i.e. EUR 50,000, of which the conversion is requested,
"P" is the conversion price (the "Conversion Price") of a Note, i.e. the higher of (i) 95% of the volume-weighted average trading price of the Company's shares on Euronext Paris during the 3 consecutive trading days expiring on the Trading Day immediately preceding the conversion date,(ii)the nominal value of the share and (iii)the minimum issuance price of a share as provided in the Resolution(or any resolution that may succeed it), i.e., to date 80% of the volume-weighted average (in the central order book and excluding off-market block trades) of the Company's share price on Euronext Paris during the 3trading sessions prior to the pricing of the issue price, it being specified that the theoretical value of the Warrants will be taken into account and that the Shareholder's Meeting has set at 10 million the maximum number of shares that may be issued.

Warrants
Number of Warrants to be issued :	10 % of the nominal value of the issued Notes (i.e. 33,670 by tranche of 60 Notes and 16,835 by tranche of 30 Notes), detached from the OCABSA as from their issuance.
Condition of exercise:	exercise by the holder for a period of 5 years from the date of issue, each warrant giving the right to subscribe to one new share.
Exercise price:	8,91 €, representing a 20% premium of the lowest volume-weighted average price over the reference period preceding the issuance of the first tranche.

The use of the OCABSA Agreement as of the date of the Annual Report is described in the table below:

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Tranche 1
Issuance	07/06/2020	60		Issuance	07/06/2020	33 670
Conversion		60	511 020
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			511 020	Number of shares issued			0	511 020
Tranche 2
Issuance	08/24/2020	60		Issuance	08/24/2020	33 670
Conversion		60	614 853
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			614 853	Number of shares issued			0	614 853
Tranche 3 (Resulting from Investor Call No. 1 dated 12 November 2020
Issuance	11/17/2020	60		Issuance	11/17/2020	33 670
Conversion		60	475 442
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Number of shares issued (1)			475 442	Number of shares issued			0	475 442
Tranche 4 (Resulting from Investor Call No. 2 dated 4 December 2020)
Issuance	12/07/2020	60		Issuance	12/07/2020	33 670
Conversion		60	408 163
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			408 163	Number of shares issued			0	408 163
Tranche 5
Issuance	12/22/2020	60		Issuance	12/22/2020	33 670
Conversion		60	421 447
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			421 447	Number of shares issued			0	421 447
Tranche 6
Issuance	03/02/2021	60		Issuance	03/02/2021	33 670
Conversion		6	42 492
Number of convertible notes oustanding		54		Number of warrants outstanding		33 670
Number of shares issued (1)			42 492	Number of shares issued			0	42 492
Number of shares issued upon conversion of convertible Notes and exercise of warrants								2 473 417
Number of note warrants outstanding								840
(1) i.e an average parity of 1 Convertible Note for 8,517 new shares for tranche 1, 10,248 new shares for tranche 2, 7,924 new shares for tranche 3, 6,803 new shares for tranche 4, and 7,024 new shares for tranche 5.
As of the date of the Annual Report, we issued six tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020 and March 2, 2021), for a total amount of €18.0 million, for which 306 Notes were converted and no Warrants were exercised, as described in the table above.
Accordingly, we may decide to issue additional tranches up to a maximum of €42.0 million until June 2022, subject to the limit of 20% dilution, representing €30.0 million as of the date of this Annual Report based on a share price of €6.63 (closing share price on the day before the date of this Annual Report). It is specified that this maximum amount is not guaranteed and depends on a number of factors and conditions beyond our control.
We publish and update the monitoring table relating to the OCABSA Agreement on our website (https://erytech.com/wp-content/uploads/2021_03_05_ERY_Suivi_des_actions_OCABSA.pdf).
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
10.D.Exchange Controls.
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

10.E.Taxation.
The following describes material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:
•banks, financial institutions or insurance companies;
•brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•real estate investment trusts, regulated investment companies or grantor trusts;
•persons that hold the ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•S corporations;
•certain former citizens or long-term residents of the United States;
•persons that received ADSs as compensation for the performance of services;
•persons acquiring ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment in France;
•persons subject to Section 451(b) of the Code;
•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
•holders that have a “functional currency” other than the U.S. dollar.
For the purposes of this description, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a domestic corporation;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
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
Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year pursuant to Regulations BOI-ANNEX-000467-23/12/2020 issued on December 23, 2020. The Nasdaq Global Select Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2020, our market capitalization did not exceed 1 billion euros.
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
Tax on Sale or Other Disposition
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territories is published by decree and is in principal updated annually. This list was last updated on

January 6, 2020, and currently includes, in addition to Panama, which was already included in the former version of this list, American Samoa, Anguilla, the Bahamas, the British Virgin Islands, Fiji, Guam, Oman, Samoa, Seychelles, Trinidad and Tobago, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A 2 bis 2° of the FTC, and thus outside of the scope of Article 125 A III of the FTC, are currently American Samoa, Fiji, Guam, Oman, Samoa, Trinidad and Tobago and the United States Virgin Islands.
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 28% for corporate bodies or other legal entities (as from January 1, 2021, to be reduced to 25% as from 2022). Special rules apply to U.S. holders who are residents of more than one country.
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and 26,5% otherwise (the 26,5% rate for legal entities will be reduced to 25% as from 2022). Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 26,5% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
◦such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or
◦the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
Otherwise, dividends paid to a U.S. holder, other than individuals subject to the French withholding tax at a rate of 12.8%, will be subject to French withholding tax at the rate of 26,5%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.
Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 26,5% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.
Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.
Besides, please note that pursuant to Article 235 quater of the FTC and under certain conditions (in particular reporting obligations), a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC.
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
Material U.S. Federal Income Tax Considerations
This section discusses the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder and holds the ADSs as a capital asset. This description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.
This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position different from what is described below concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained by a court. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.
In general, and taking into account the earlier assumptions, for U.S. federal income and French tax purposes, a U.S. holder holding ADRs evidencing ADSs will be treated as the owner of the shares presented by the ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income or to French tax.

Passive Foreign Investment Company Considerations. Based on the composition of our gross income, assets, activities and market capitalization in 2020, the nature of our business and due to fluctuations in our stock price, we believe that we may have been characterized as a PFIC for our taxable year ended December 31, 2020. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for the prior, current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from our global offerings in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are classified as a PFIC, a U.S. holder will be subject to special rules discussed below. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to the ADSs and such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the PFIC tests described below.
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

If a U.S. holder makes a QEF Election with respect to a PFIC, in lieu of the tax consequences described below, the U.S. holder will be subject to current taxation on its pro rata share of the PFIC’s ordinary earnings and net capital gain for each taxable year that the entity is classified as a PFIC. If a U.S. holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election will not be taxable to the holder. A U.S. holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the holder’s income. In addition, a U.S. holder will recognize capital gain or loss on the disposition of ADSs in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the ADSs. U.S. holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ADSs for any taxable year significantly in excess of any cash distributions (which are expected to be zero) received on the ADSs for such taxable year. U.S. holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ADSs by making the election for the first year in which the U.S. holder owns our ADSs pursuant to this offering, the U.S. holder will be subject to the adverse PFIC rules discussed above unless the U.S. holder can properly make a “purging election” with respect to our ADSs in connection with the U.S. Shareholder’s QEF Election. A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ADSs. No purging election is necessary for a U.S. holder that timely makes a QEF election for the first year in which the U.S. holder acquired our ADSs.
If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section will apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.
If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company is a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
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
Distributions. We do not expect to make any distribution in respect of our ADSs. If we are not treated as a PFIC under the rules described above under “—Passive Foreign Investment Company Considerations” and made any distribution in respect of our ADSs, the gross amount of the distribution (including any amounts of foreign tax withheld in respect of such distribution) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder's holding period exceeds one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the

United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
A U.S. holder generally may claim the amount of any French withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability, subject to generally applicable limitations. Generally, the credit is determined separately for different categories of income and cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from foreign sources bears to such U.S. holder’s worldwide taxable income. For foreign tax credit limitation purposes, dividend distributions with respect to our ADSs generally will be treated as passive category income from foreign sources. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for French income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.
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
Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” above, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
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
10.F.Dividends and Paying Agents.
Not applicable.
10.G.Statement by Experts.
Not applicable.
10.H.Documents on Display.
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
10.I.Subsidiary Information.
Not required.

Item 11.Quantitative and Qualitative Disclosures About Market Risk.
Liquidity Risk
As of December 31, 2020, our cash and cash equivalents were €44.4 million ($54.4 million) and were primarily cash and term deposits that are convertible into cash in approximately 30 days notice without penalty. We believe that our cash and cash equivalents as of December 31, 2020 with (i) the sale of shares under the ATM program in February 2021 for a gross amount of €6.6 million, (ii) the tranche of convertible notes issued in March 2021 for a gross amount of €3.0 million and (iii) the possibility of further use of the OCABSA agreement enable to cover our cash requirements until the first quarter 2022. We may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.
Foreign Currency Exchange Risk
We use the euro as our functional currency for our financial communications. However, a significant portion of our expenses, financial assets and liabilities are denominated in U.S dollars and are exposed to changes in foreign currency exchange rates. We also entered into a license agreement with SQZ Biotechnologies in 2019 and any potential revenues pursuant to this agreement will be made in U.S. dollars.
We do not currently engage in hedging transactions or the use of forward contracts but may in the future in order to minimize the impact of uncertainty in future exchange rates on cash flows. A deterioration of the U.S dollar of the Euro could impact our financial statements as follows:

	As of December 31, 2020		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	17,630	14,368	(142)	(684)	(1,306)
of which cash and cash equivalents	17,285	14,086	(139)	(671)	(1,281)
Financial liabilities	10,152	8,273	(82)	(394)	(752)
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
Equity risk
The Company's exposure to equity risk is limited to its own shares and linked to the OCABSA agreement. The total amount that could be issued under this agreement is subject to the regulatory limit of 20% dilution. As the share price of the Company has an impact on the number of shares issued upon the conversion of the convertible notes, the possibility to raise up to €42.0 million will depend on the share price of the company. Based on the closing market price the day before the approval date of the Consolidated Financial Statements (€7.10), the Company could raise approximately €33.0 million. A change in the the share price used could change the amount that could be raised as follows:

	Sensitivity
(in millions of euros)	- 20%	€7.10	+20%
Amount that could be raised	24.0	33.0	33.0
Interest Rate Risk
We believe we have very low exposure to interest rate risk. Such exposure primarily involves our money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.
The outstanding bank loans bear interest at a fixed rate, and therefore we are not subject to interest rate risk with respect to this loan.

Credit Risk
We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.
Item 12.Description of Securities Other than Equity Securities.
12.A.Debt Securities.
Not applicable.
12.B.Warrants and Rights.
Not applicable.
12.C.Other Securities.
Not applicable.
12.D.American Depositary Shares.
The Bank of New York Mellon acts as the depositary for the American Depositary Shares. The Bank of New York Mellon’s depositary offices are located at 240 Greenwich Street, New York, New York 10286. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be evidenced by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Société Générale.
An owner of ADSs may hold its ADSs either (1) directly (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in such owner’s name, or (b) by having uncertificated ADSs registered in the owner’s name in the Direct Registration System, or DRS, or (2) indirectly by holding a security entitlement in ADSs through the owner’s broker or other financial institution that is a direct or indirect participant in the Depository Trust Company, or DTC. If an owner of ADSs decides to hold its ADSs directly, such owner is a registered ADS holder, also referred to as an ADS holder. This description assumes all owners are an ADS holder. If an owner of ADSs decides to hold the ADSs indirectly, such owner must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. Such indirect holder should consult with its broker or financial institution to find out what those procedures are.
DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
An ADS holder will not be treated as one of the Company’s shareholders and such ADS holder will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying each owner’s ADSs. A holder of ADSs will have ADS holder rights. An amended and restated deposit agreement among the Company, the depositary and all persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the amended and restated deposit agreement and the ADRs. In the event of any discrepancy between the ADRs and the amended and restated deposit agreement, the amended and restated deposit agreement governs. The following is a summary of the material provisions of the amended and restated deposit agreement. More complete information is contained in the amended and restated deposit agreement and the form of ADR. Members of the public may obtain copies of those documents from the SEC’s website at www.sec.gov. A copy of the amended and restated deposit agreement is also filed as an exhibit to the Company’s Annual Report on Form 20-F to which this description is also an exhibit.

Fees and Expenses
Pursuant to the terms of the amended and restated deposit agreement, the holders of our ADSs will be required to pay the following fees

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights

•  Cancellation of ADSs for the purpose of withdrawal, including if the amended and restated deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to an ADS holder
A fee equivalent to the fee that would be payable if securities distributed to an ADS holder had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to an ADS holder
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on the Company’s share register to or from the name of the depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions as expressly provided in the amended and restated deposit agreement • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges payable by the depositary, custodian or their agents in connection with the servicing of deposited securities	• As necessary
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
From time to time, the depositary may make payments to the Company to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the amended and restated deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are affiliates of the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the amended and restated deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the amended and restated deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to holders of ADSs, subject to the depositary’s obligations under the amended and restated deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.
Payment of Taxes
ADS holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of such holder’s ADSs. The depositary may refuse to register any transfer of a holder’s ADSs or allow them to withdraw the deposited securities represented by such holder’s ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in the ADS holder’s name to reflect the sale and pay to such holder any net proceeds, or send such holder any property, remaining after it has paid the taxes. An ADS holder’s obligation to pay taxes and indemnify the Company and the depository against any tax claims will survive the transfer or surrender of such holder’s ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the amended and restated deposit agreement.
PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15.Controls and Procedures.
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer and chief operating officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2020. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2020 as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Current Material Weaknesses.”
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
In connection with the preparation of our financial results for the year ended December 31, 2018, our management concluded that, as of December 31, 2018, our internal control over financial reporting was not effective as a result of two material weaknesses in our internal control over financial reporting related to: (i) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary. We believe that the two material weaknesses concerning (i) the monitoring of research and development projects and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary were not fully remediated as of December 31, 2020.
In connection with our assessment as of December 31, 2020, our management concluded that the following two material weaknesses have not been remediated as of December 31, 2020.
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
To remediate this material weakness, we took number of actions to improve internal control over financial reporting related to our U.S subsidiary during years ended December 31, 2019 and December 31, 2020, including the following:
•We hired a vendor coordinator to reinforce the team dedicated to the monitoring of research and development projects for which process level controls have not been considered as effective in 2019 ; and
•We strengthened the controls over our research and development financial information to detect and correct errors in 2019 and some of which were still in the process of being implemented in 2020.
We believe the remediation plan described above improved the reliability of financial information related to research and development as the precision of controls relating to the tracking of actual costs compared to invoiced amounts was improved.
Nevertheless, our management identified that the finalization of the implementation and the rolling out of the controls over our research and development financial information to detect and correct errors was necessary to fully remediate this material weakness.
Internal Control of U.S. Subsidiary.
As of December 31, 2018, we identified a material weakness related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary, ERYTECH Pharma Inc.
To remediate this material weakness, we took number of actions to improve internal control over financial reporting related to our U.S subsidiary during years ended December 31, 2019 and December 31, 2020, including the following:
•analyzing the existing segregation of duties environment implemented in our U.S. subsidiary, identifying potential organizational conflicts due to the size of the team and when possible define mitigating controls;
•on-going design and implementation of effective controls over certain information technology (“IT”) systems relevant to the preparation of the consolidated financial statements, with a specific focus on users’ access controls.
However, we failed to fully remediate this material weakness since we have not yet designed, implemented and maintained effective controls over certain information technology systems supporting our U.S operations that are relevant to the preparation of the consolidated financial statements. Specifically, we did not restrict user and privileged access to certain financial applications, data and programs to the appropriate personnel.
As a result of the two material weaknesses described above, management concluded our internal control over financial reporting was not effective as of December 31, 2020 at the reasonable assurance level.
Management’s Plan for Remediation of Current Material Weaknesses
With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remediation actions to address the two material weaknesses that were not remediated as of December 31, 2020:
Monitoring of Research and Development Projects
Going forward, we plan to finalize of the implementation and the rolling out of the controls over our research and development financial information to detect and correct errors.
Lack of Effective Control Over IT System Supporting Financial U.S Activities

Going forward, we plan to:
•reinforce of our U.S. finance team by the recruitment of a new staff accountant to ensure a proper segregation of duties at an operational level
•keep implementing effective controls over certain information technology (“IT”) systems relevant to the preparation of the consolidated financial statements.
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
Changes in Internal Control over Financial Reporting
Other than the remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B.Code of Business Conduct and Ethics.
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

Item 16C.Principal Accountant Fees and Services.
KPMG S.A., or KPMG, has served as our independent registered public accounting firm for the years ended December 31, 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year Ended December 31,
(in thousands of €)	2019	2020
Audit Fees	322	363
Audit-Related Fees	74	165
All Other Fees	—	—
Total	396	528
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
There were no “Tax Fees” billed or paid during 2019 or 2020.
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
Item 16D.Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F.Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G.Corporate Governance.
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
Item 16H.Mine Safety Disclosure.
Not applicable.
PART III.
Item 17. Financial Statements.
See the financial statements beginning on page F-1 of this Annual Report.
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Bylaws (statuts) of the registrant (English translation)

2.1	Amended and Restated Deposit Agreement	F-3	333-248953	4.2	September 21, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-3	333-248953	4.2	September 21, 2020

2.3*	Description of Securities
2.4	Sales Agreement, dated September 21, 2020, by and between the Registrant and Cowen and Company, LLC	F-3	333-248953	1.2	September 21, 2020

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)	F-1	333-220867	10.1	October 6, 2017

4.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)	F-1	333-220867	10.2	October 6, 2017

4.3	Lease Agreement by and between the registrant and EUROGAL, dated December 6, 2017 (English Translation)	20-F	001-38281	4.3	April 24, 2018

4.4	Lease by and between the registrant and 104 Campus Drive LLC, dated April 27, 2018	20-F	001-38281	4.4	March 29, 2019

4.7#	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011	F-1	333-220867	10.5	October 6, 2017

4.8#	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009	F-1	333-220867	10.6	October 6, 2017

4.9#	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014	F-1	333-220867	10.7	October 6, 2017

4.10	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.8	October 6, 2017

4.11#	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.9	October 6, 2017

4.12†	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-220867	10.11	October 6, 2017

4.13†	Summary of BSA Plans	F-1	333-220867	10.12	October 6, 2017

4.14†	Summary of BSPCE Plans	F-1	333-220867	10.13	October 6, 2017

4.15†	2016 Share Option Plan (English translation)	F-1	333-220867	10.14	October 6, 2017

4.16†	2016 Free Share Plan (English translation)	F-1	333-220867	10.15	October 6, 2017

4.17†	2017 Share Option Plan (English translation)	S-8	333-222673	99.5	January 24, 2018

4.18†	2017 Free Share Plan (English translation)	S-8	333-222673	99.6	January 24, 2018

4.19†	2018 Share Option Plan (English translation)	S-8	333-232670	99.2	July 16, 2019

4.20†	2018 Free Share Plan (English translation)	S-8	333-232670	99.3	July 16, 2019

4.21†	2018 BSA Subscription Plan (English translation)	S-8	333-232670	99.4	July 16, 2019
4.22†	2019 Share Option Plan (English translation)	20-F	001-38281	4.22	March 18, 2020

4.23†	2019 Free Share Plan (English translation)	20-F	001-38281	4.23	March 18, 2020

4.24†	2019 BSA Subscription Plan (English translation)	S-8	333-239429	99.4	June 25, 2020

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.25^	License and Collaboration Agreement by and between the registrant and SQZ Biotechnologies Company, dated June 24, 2019	20-F	001-38281	4.24	March 18, 2020

4.26†	Executive Employment Agreement by and between the registrant and Gil Beyen, dated as of April 1, 2019	20-F	001-38281	4.25	March 18, 2020

4.27†*	2020 Share Option Plan

4.28†*	2020 Free Share Plan (English translation)

4.29†*	2020 BSA Subscription Plan

4.30†*	Agreement for the issuance of and subscription to warrants giving access to notes convertible into new and/or existing shares with share subscription warrants attached

8.1	List of subsidiaries of the registrant	F-1	333-220867	21.1	October 6, 2017

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: March 8, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Erytech Pharma S.A. and subsidiary (the Company) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Change in Accounting Principle
As discussed in Notes 4.2 and 4.10 to the consolidated financial statements, the Company has changed its method of accounting for leases on January 1, 2019, due to the adoption of IFRS 16 “Leases”.
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

Lyon, 8 March 2021
KPMG Audit
A division of KPMG S.A.
Stéphane Devin
Partner

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	12/31/2018	12/31/2019	12/31/2020
Revenues		—	—	—
Other income	3.1	4,447	5,283	3,718
Operating income		4,447	5,283	3,718
Research and development	3.2.1	(33,468)	(52,193)	(57,580)
General and administrative	3.2.2	(14,600)	(17,164)	(14,970)
Operating expenses		(48,068)	(69,357)	(72,550)
Operating loss		(43,621)	(64,074)	(68,832)
Financial income	3.5	5,427	2,947	889
Financial expenses	3.5	(28)	(1,533)	(5,354)
Financial income (loss)		5,399	1,414	(4,465)
Income tax	3.6	(2)	1	(3)
Net loss		(38,224)	(62,659)	(73,300)
Basic / Diluted loss per share (€/share)	3.7	(2.13)	(3.49)	(3.99)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Net loss	(38,224)	(62,659)	(73,300)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	15	1,237	400
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	(60)	(38)	(19)
Tax effect	2	0	—
Other comprehensive income (loss)	(43)	1,199	381
Comprehensive income (loss)	(38,267)	(61,460)	(72,919)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	December 31, 2019	December 31, 2020
ASSETS
Non-current assets
Intangible assets	4.1.1	1,613	603	589
Property, plant and equipment	4.1.2	15,274	25,632	20,862
Right of use	4.2	—	10,009	8,228
Other non-current financial assets	4.3	1,046	718	1,091
Total non-current assets		17,933	36,962	30,770
Current assets
Other current financial assets	4.3	—	41	59
Inventories	4.4	1,396	358	—
Trade and other receivables	4.5	30	36	4
Other current assets	4.5	14,111	7,975	5,123
Cash and cash equivalents	4.6	134,371	73,173	44,446
Total current assets		149,908	81,583	49,632
TOTAL ASSETS		167,841	118,545	80,402

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	December 31, 2019	December 31, 2020
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		1,794	1,794	2,006
Premiums related to share capital		281,744	281,688	120,705
Reserves		(99,524)	(136,607)	(24,616)
Translation reserve		(188)	1,344	1,744
Net loss for the period		(38,224)	(62,659)	(73,300)
Total shareholders’ equity	4.7	145,602	85,560	26,539
Non-current liabilities
Provisions - non-current portion	4.8	347	506	652
Financial liabilities – non-current portion	4.9	1,243	1,321	14,379
Derivative liabilities - non current portion	4.9.1	—	—	288
Lease liabilities - non-current portion	4.10	—	11,278	9,197
Deferred tax		—	—	—
Total Non-current liabilities		1,590	13,105	24,516
Current liabilities
Provisions - current portion	4.8	—	71	—
Financial liabilities – current portion	4.9	776	99	2,265
Derivative liabilities - current portion	4.9.1	—	—	129
Lease liabilities - current portion	4.10	—	1,425	1,607
Trade and other payables	4.11	16,656	13,775	20,910
Other current liabilities	4.11	3,217	4,510	4,436
Total current liabilities		20,649	19,880	29,347
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		167,841	118,545	80,402

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of euros)	Notes	12/31/2018	12/31/2019	12/31/2020

Cash flows from operating activities
Net loss		(38,224)	(62,659)	(73,300)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange		(3,965)	(673)	3,028
Amortization and depreciation	3.4	797	4,216	4,991
Provision	3.4	73	192	57
Change in fair value of derivative liabilities		—	—	(652)
Expenses related to share-based payments	3.3	2,449	1,359	1,179
Gain or loss on disposal	4.1.2	—	42	22
Interest expense (income)		4	484	2,150
Income tax expense (income)	3.6	2	(1)	3
Operating cash flow before change in working capital		(38,864)	(57,040)	(62,522)
(Increase) decrease in inventories	4.4	(1,219)	1,038	358
(Increase) decrease in trade and other receivables	4.5	47	(7)	33
(Increase) decrease in other current assets	4.5	(8,321)	6,150	2,829
Increase (decrease) in trade and other payables	4.11	(8)	5,993	6,913
Increase (decrease) in other current liabilities	4.11	508	556	669
Change in working capital		(8,993)	13,730	10,802
Net cash flow used in operating activities		(47,857)	(43,310)	(51,720)
Cash flows from investing activities
Acquisition of property, plant and equipment		(5,635)	(20,117)	(1,139)
Acquisition of intangible assets	4.1.1	(3)	(16)	(2)
Increase in non-current & current financial assets		(812)	(119)	(421)
Disposal of property, plant and equipment		—	—	83
Decrease in non-current & current financial assets	4.3	—	414	4
Net cash flow used in investing activities		(6,450)	(19,838)	(1,475)
Cash flows from financing activities
Capital increases, net of transaction costs	4.7	—	—	118
Subscription of warrants		—	47	12
Proceeds from borrowings, net of transaction costs	4.9	—	—	27,134
Repayment of borrowings	4.9	(818)	(738)	(62)
Allowance received from a lessor	4.1	—	1,866	188
Repayment of lease liability (IFRS 16)	4.1	—	(978)	(1,615)
Interests received (paid)		—	(195)	(326)
Other change in financial liabilities	4.9	—	38	—
Net cash flow from (used in) financing activities		(818)	40	25,449
Exchange rate effect on cash in foreign currency		3,981	1,910	(981)
Increase (Decrease) in cash and cash equivalents		(51,144)	(61,198)	(28,727)
Net cash and cash equivalents at the beginning of the period	4.6	185,515	134,371	73,173
Net cash and cash equivalents at the closing of the period	4.6	134,371	73,173	44,446

Cash paid for interest		14	195	326
Cash paid for income tax		—	—	—

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net income (loss)	Total shareholders’ equity
At December 31, 2017	1,794	281,744	(68,385)	(203)	(33,530)	181,420
Net loss for the period					(38,224)	(38,224)
Other comprehensive income			(58)	15		(43)
Total comprehensive income (loss)	—	—	(58)	15	(38,224)	(38,267)
Allocation of prior period loss			(33,530)		33,530	—
Issue of ordinary shares	0	0				0
Share-based payment			2,449			2,449
At December 31, 2018	1,794	281,744	(99,524)	(188)	(38,224)	145,602
Net loss for the period					(62,659)	(62,659)
Other comprehensive income			(38)	1,237		1,199
Total comprehensive income (loss)	—	—	(38)	1,237	(62,659)	(61,460)
Allocation of prior period loss			(38,224)		38,224	—
Issue of ordinary shares						—
Issue of warrants		59				59
Share-based payment			1,359			1,359
Reclassification		(115)	(180)	295		—
At December 31, 2019	1,794	281,688	(136,607)	1,344	(62,659)	85,560
Net loss for the period					(73,300)	(73,300)
Other comprehensive income			(19)	400		381
Total comprehensive income (loss)	—	—	(19)	400	(73,300)	(72,919)
Allocation of prior period loss (2)		(54,208)	(8,451)		62,659	—
Allocation of reserves on premiums (2)		(119,282)	119,282			—
Issue of ordinary shares (1)	212	12,507				12,719
Issue of warrants						0
Share-based payment			1,179			1,179
At December 31, 2020	2,006	120,705	(24,616)	1,744	(73,300)	26,539
(1)Includes €12,600 thousand linked to the conversion of convertible notes (refer to note 4.9.1).
(2)In accordance with the decision of the shareholders meeting dated June 26, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The notes are an integral part of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on March 5, 2021.
1.DESCRIPTION OF THE BUSINESS
ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer.
The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million, and on the Nasdaq Global Select Market in November 2017, raising €124.0 million ($144.0 million on a gross basis before deducting offering expenses).
The Company has incurred losses and negative cash flows from operating activities since its inception and had shareholders’ equity of €26,539 thousand as of December 31, 2020 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. The COVID-19 pandemic and the measures decided by the governments of the countries in which the Company operates have resulted in a delay of 3 to 4 months in patient enrollment in the TRYbeCA-1 trial and thus in the interim analysis. The end of recruitment and interim analysis occurred in December 2020 and February 2021, respectively.
Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. The situation on the financial markets and the delay in the TRYbeCA-1 trial due to the COVID-19 pandemic may impair the ability of the Company to raise capital when needed or on attractive terms.
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
Registered office of ERYTECH Pharma S.A.: 60 avenue Rockefeller, 69008, Lyon, France.
Major events of 2020
Business
February 2020:
•The Company received from Bpifrance a reimbursable advance of €2,979 thousand and a subsidy of €294 thousand (recorded in 2019) under the milestone n°6 of the TEDAC project.
•The Company entered into a strategic partnership with the German Red Cross Blood Donor Service Baden-Württemberg-Hessen (GRCBDS) for the supply of donor red blood cells to manufacture its product candidates, including eryaspase, in Europe and to complement the existing alliance with the French Blood Bank (EFS).
March 2020:
•The TRYbeCA-1 trial has continued to progress despite the challenges caused by the impact of the COVID-19 global pandemic, and patient enrollment has continued notwithstanding the increasing difficulties experienced by hospitals to organize the proper treatment and follow-up.
•The independent data monitoring committee (IDMC) of the TRYbeCA-1 trial reviewed the safety data of the first 320 patients enrolled and treated. In line with the two earlier safety reviews of the trial, no safety issues were identified, and the IDMC recommended the Company to continue the trial as planned.

April 2020:
•The U.S. Food and Drug Administration (FDA) has granted the Company Fast Track Designation for the development of eryaspase as a second-line treatment of patients with metastatic pancreatic cancer.
May 2020:
•The Company announced it will be part of EVIDENCE, a public-private consortium supported by the European Union in the framework of the EU Horizon 2020 program. The EVIDENCE consortium, consisting of leading experts in the field of red blood cell research, will explore how red blood cells are influenced by their extra-cellular environment.
June 2020:
•The Company announced that the ongoing Phase 2 clinical trial, sponsored by the Nordic Society of Paediatric Haematology and Oncology (NOPHO) of eryaspase in second-line acute lymphoblastic leukemia (ALL) patients has reached its target enrollment of 50 patients. Preliminary findings of the trial suggest that eryaspase achieved the target level and duration of asparaginase activity in these patients. Moreover, the addition of eryaspase to the combination chemotherapy was associated with an acceptable tolerability profile, enabling the majority of these patients to receive their fully intended courses of asparaginase. Recent data have confirmed that discontinuation of asparaginase therapy in ALL patients has been associated with inferior disease free survival.
•The Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA (entities related to Alpha Blue Ocean), in the form of convertible notes with share subscription warrants attached (“OCABSA”), allowing a potential financing arrangement of up to a maximum of €60 million, subject to the regulatory limit of 20% dilution.
July/August 2020:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued two tranches of €3 million each (60 OCABSA) on July 6, 2020 and on August 24, 2020, respectively.
September 2020:
•The Company established a financing facility with the implementation of an at-the-market program on Nasdaq with Cowen allowing the Company to issue and sell ordinary shares in the form of American Depositary Shares ("ADSs"), to eligible investors at market prices, with aggregate gross sales proceeds of up to $30 million (subject to a regulatory limit of 20% dilution), from time to time, pursuant to the terms of a sales agreement.
November 2020:
•The Company received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE, in France) with Bpifrance and Société Générale in the context of the COVID-19 pandemic.
November/December 2020:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued three tranches of €3.0 million each (60 OCABSA) on November 17, 2020, December 7, 2020 and December 22 , respectively.
December 2020:
•The Company announced positive results from eryaspase Phase 2 Trial in Acute Lymphoblastic Leukemia ("ALL"). The study confirms the potential of eryaspase as an attractive treatment option for ALL patients with hypersensitivity to PEG-asparaginase. The Phase 2 NOR-GRASPALL-2016 trial evaluated the safety and pharmacological profile of eryaspase in ALL patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. The trial was conducted by the Nordic Society of Pediatric Hematology and Oncology (NOPHO). Primary objectives of the trial were asparaginase enzyme activity and safety. Both endpoints were met.
•The Company announced the completion of enrollment in the TRYbeCA-1 Phase 3 trial in second-line pancreatic cancer.

Management
March 2020:
•Appointment of Melanie Rolli, M.D., as member of the Company’s Board of Directors.
October 2020:
•Appointment of Stewart Craig as Chief Technical Officer
Major events of 2019
Business
May 2019:
•Acceptance by the U.S. Food and Drug Administration (FDA) of the Company’s Investigational New Drug (IND) application for eryaspase, consisting of the enzyme L-asparaginase encapsulated inside donor derived red blood cells. The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical trial sites for its ongoing pivotal Phase 3 TRYbeCA-1trial evaluating eryaspase in second-line pancreatic cancer.
June 2019:
•Opening of a new U.S.-based GMP manufacturing facility in Princeton, New Jersey, United States. The facility will support production capacity needs for eryaspase, the Company’s lead product candidate, for patients in the United States.
•The Company signed an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to collaborate on the advancement of novel red blood cell-based therapeutics for immune modulation. The Company is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. The Company will also be eligible to receive sales royalties.
•Enrollment of first patient in the Phase 2 clinical trial, named TRYbeCA-2, evaluating the Company’s lead product candidate, eryaspase, for the treatment of first line triple negative breast cancer (TNBC).
November 2019:
•The Company achieved two important milestones for the TRYbeCA-1 Phase 3 clinical trial of eryaspase in second line metastatic pancreatic cancer. TRYbeCA-1 was opened for patient enrollment in the United States and the first site was activated. The manufacturing of eryaspase for the patients to be treated in the United States will take place at the Company’s newly established manufacturing facility in Princeton, New Jersey.
•Publication of the full results from the Phase 2b trial evaluating eryaspase in metastatic pancreatic in the European Journal of Cancer.
Management
January 2019:
•Eric Soyer was appointed as Deputy General Manager of the Company.
June 2019:
•Dr. Jean-Paul Kress was appointed as Chairman of the Board of Directors by the Board of Directors following his appointment as board member at the Company’s Annual General Meeting of Shareholders held on June 21, 2019. Dr. Kress has over 25 years’ experience as a senior executive officer in international biotechnology and pharmaceutical groups. He was Chairman and Chief Executive Officer of Syntimmune (Cambridge, MA, US) until the end of 2018, when the company was acquired by Alexion Pharmaceuticals.

Major events of 2018
June 2018:
•The Company announced that it will focus its development efforts for the product candidate eryaspase on the potential treatment of selected solid tumor indications. The Company also announced its plans to cease the development program for eryaspase in ALL, including the withdrawal of its previously submitted European MAA for eryaspase for the treatment of relapsed and refractory ALL.
•The Company signed a lease agreement in order to establish a manufacturing facility in the United States (Princeton, New Jersey).
2.ACCOUNTING RULES AND METHODS
2.1.Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible notes.
At the approval date of the financial statements, the Board of Directors believes that the Company will be able to fund its operations until the first quarter 2022, considering:
•Cash and cash equivalents held by the Company amounted to €44.4 million as of December 31, 2020. They are composed of cash and term deposits readily available without penalty;
•Shares sold under the at-the-market (“ATM”) program in February 2021, for gross proceeds of approximately €6.6 million ;
•The issuance of a tranche of convertibles notes of €3.0 million in March 2021, as part of the financing agreement signed with Luxembourg-based European High Growth Opportunities Securitization Fund
•The possibility of further use of this financing agreement allowing a potential fundraising up to a maximum of €42.0 million until June 2022, subject to the regulatory limit of 20% dilution, representing approximately €33.0 million based on the closing market price the day before the approval date of the Consolidated Financial Statements (€7.10).
Considering the above factors and assumptions, the Company believes that it is able to fund its operations during the 12 months after the closing date.
From this date, the Company will have to find additional funding. Various financing sources are considered among the issuance of new debt or equity instruments and partnership agreements.
The Consolidated Financial Statements have been prepared in accordance with the historical cost principle with the exception of certain categories of assets and liabilities measured at fair value in accordance with IFRS.
All amounts are expressed in thousands of euros, unless stated otherwise.
2.2Statement of compliance
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 5, 2021. They will be subject to the approval of the General Meeting on June 25, 2021.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).
As of December 31, 2020, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRS IC”). The main accounting methods used to prepare the Consolidated Financial Statements are described in the corresponding notes. These methods were used for all periods presented.
The Company adopted the following standards, amendments and interpretations that are applicable as at January 1, 2020:
•Amendments to References to the conceptual framework in IFRS standards ;
•Amendments to IAS 1 and IAS 8: Definition of "material";
•Amendments to IFRS 3: Definition of a business;
•Amendments to IFRS 9, IAS 39 and IFRS 7: Interest rate benchmark reform (phase 1).
These new texts did not have any significant impact on the Company’s results or financial position.
The standards and interpretations that are optionally applicable to the Company as of December 31, 2020 were not applied in advance.
Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:
•Amendment to IFRS 16 : Covid 19-Related rent concessions;
•Amendments to IAS 1 : Classification of liabilities as current or non-current;
•Amendments to IAS 16 : Property, Plant and Equipment - Proceeds before intended use .
•Amendments to IAS 37 : Onerous contracts - cost of fulfilling a contract
•Annual Improvements 2018-2020.

2.3Basis of consolidation
In accordance with IFRS 10 Consolidated Financial Statements (“IFRS 10”), an entity is consolidated when it is controlled by the Company. The Company controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions and dividends are eliminated in full. The Company has one subsidiary for which no non-controlling interest is recognized.

	Date of Incorporation	Percent of Ownership Interest	Accounting Method
ERYTECH Pharma, Inc.	April 2014	100%	Consolidated
There was no change in the consolidation scope over the years presented.
2.4.Foreign currencies
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

Exchange rate (USD per EUR)	12/31/2018	12/31/2019	12/31/2020
Weighted average rate	1.1815	1.1196	1.1413
Closing rate	1.1450	1.1234	1.2271

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
The loan in U.S. dollars from the Parent Company to ERYTECH Pharma, Inc. was considered as part of the net investment in a foreign operation until the end of the third quarter of 2019, when the loan was partly converted into capital and partly restructured as a medium term loan. As a result of this financial restructuring, the loan is no longer qualified as an investment in a foreign operation. Exchange rate differences are recognized in the consolidated statement of income (loss) since October 1, 2019.
2.5Use of estimates and judgments
Preparation of the consolidated financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The use of estimates and judgment relate primarily to the measurement of:
•the share-based payments in accordance with IFRS 2 (see note 3.3.3);
•the fair value of the convertible notes' agreement and its classification in accordance with IFRS 9 and IAS 32 (see note 4.9.1);
•the hospital costs accrual (see note 4.11).
2.6Presentation of the statement of income (loss)
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is the research and development. Consequently, only “research and development expenses” and “general administrative expenses” functions are considered to be representative. The detail of the expenses by nature is disclosed in note 3.2.
2.7Presentation of the statement of cash flows
The consolidated statements of cash flows are prepared using the indirect method and separately present the cash flows associated with operating, investing, and financing activities.
2.8Segment reporting
In accordance with IFRS 8 Operating Segments ("IFRS 8") , reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.
Information per business segment
The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.
Information per geographical segment

Revenues from external customers (amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
France	72	105	61
United States	—	969	185
Total	72	1,074	246

Non current assets (amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
France	4,912	9,616	8,414
United States	11,975	26,629	21,265
Total	16,887	36,245	29,679
2.9 Events after the close of the reporting period
The consolidated statement of financial position and the consolidated statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date.
January 2021:
•The Company announced the first patient enrolled in a Phase 1 investigator sponsored trial (IST), named rESPECT, of eryaspase for the first-line treatment of pancreatic cancer. The rESPECT Phase 1 IST will be conducted by Dr Marcus Noel (Associate Professor of Medicine at Georgetown University, Washington DC, USA). The trial will enroll patients who have received no prior chemotherapy for the treatment of locally advanced or metastatic pancreatic cancer.
February 2021:
•The Company sold 744,186 shares under the at-the-market (“ATM”) program, for gross proceeds of approximately €6.6 million ($8.0 million).
March 2021:
•As part of the convertible notes’ agreement signed in June 2020, the Company issued a tranche of €3.0 million (60 OCABSA) on March 2, 2021.

3.NOTES RELATED TO THE CONSOLIDATED STATEMENT OF INCOME (LOSS)
3.1Operating income

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
Revenues from licenses or other contracts
For each of its partnership agreements, the Company determines if it acts as a principal or as an agent in accordance with IFRS 15 Revenue from contracts with customers (“IFRS 15").

Partnership with Orphan Europe NOPHO clinical trial
Within the context of this agreement, Orphan Europe agreed to finance the NOPHO study for a total amount of €600 thousand. This revenue is recognized in “other income” in the statement of income (loss).
License agreement with SQZ Biotechnologies (“SQZ”)
Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. In accordance with IFRS 15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property ("static license"). Consequently, the income linked to the upfront payment ($1.0 million) was recognized in June 2019 when SQZ Biotechnologies could begin to use the licensed intellectual property.

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Research Tax Credit	4,375	3,915	3,430
Subsidies	—	294	42
Revenues from licenses or other contracts	72	1,074	246
Total	4,447	5,283	3,718

Revenues from licenses or other contracts
Revenues from licenses or other contracts in 2019 are mainly linked to the license agreement signed with SQZ Biotechnologies (see note 7).
3.2Operating expenses by nature
3.2.1Research and development expenses

For the year ended December 31, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	1,061	728	1,789
Rental and maintenance	279	526	805
Services, subcontracting and fees	5,043	14,589	19,632
Personnel expenses	3,013	7,901	10,914
Depreciation and amortization	68	192	260
Other	38	30	68
Total	9,502	23,966	33,468

For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	668	6,340	7,008
Rental and maintenance	171	1,125	1,296
Services, subcontracting and fees	3,543	21,753	25,296
Personnel expenses	3,056	11,911	14,967
Depreciation and amortization	307	3,229	3,536
Other	50	40	90
Total	7,795	44,398	52,193

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	54	6,732	6,786
Rental and maintenance	117	1,162	1,279
Services, subcontracting and fees	1,099	28,487	29,586
Personnel expenses	2,268	13,361	15,629
Depreciation, amortization & provision	283	3,951	4,234
Other	25	41	66
Total	3,846	53,734	57,580
The increase in research and development expenses for periods presented is mainly due to:
•The increase in external services mainly linked to the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly with the commencement of the Phase 3 clinical trial for the treatment of pancreatic cancer in September 2018;
•The increase in depreciation, amortization & provision between 2018 and 2019 related mainly to :
◦the recognition of an impairment in 2019 on a production process recognized in intangible asset (see note 4.1.1),
◦the commissioning of the Princeton, New Jersey manufacturing facility in the second half of 2019;
•The increase in research and development personnel expenses (see note 3.3).

3.2.2.General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Consumables	33	527	224
Rental and maintenance	1,584	1,117	1,070
Services, subcontracting and fees	5,409	7,964	5,962
Personnel expenses	5,925	6,331	6,573
Depreciation and amortization	529	751	686
Other	1,120	474	455
Total	14,600	17,164	14,970
The significance of services, subcontracting and fees in 2019 is mainly due to costs incurred as part of the establishment of the Princeton manufacturing facility.
3.3Personnel expenses
3.3.1.Research and development expenses

For the year ended December 31, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,887	5,393	7,281
Share-based payments (employees and executive management)	334	824	1,158
Social security expenses	792	1,684	2,475
Total personnel expenses	3,013	7,901	10,914

For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	2,029	8,893	10,922
Share-based payments (employees and executive management)	223	465	688
Social security expenses	804	2,553	3,357
Total personnel expenses	3,056	11,911	14,967

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,579	9,886	11,465
Share-based payments (employees and executive management)	24	507	531
Social security expenses	665	2,968	3,633
Total personnel expenses	2,268	13,361	15,629
The increase in personnel expenses is mainly due to an increase in research and development employee headcount. The weighted average full-time employees (FTE) was 99 in 2018, 156 in 2019 and 166 in 2020.

3.3.2.General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Wages and salaries	3,721	4,376	4,393
Share-based payments (employees and executive management)	849	522	532
Social security expenses	1,355	1,433	1,648
Total personnel expenses	5,925	6,331	6,573
The weighted average full-time employees (FTE) was 39 in 2018, 41 in 2019 and 41 in 2020.

3.3.3.Share-based payments (IFRS 2)

Accounting policies

The Company has applied IFRS 2 Share-based payment (“IFRS 2”) to all equity instruments e.g. free shares (“AGA”), stock options (“SO”), share subscription warrants (“BSA”) and founder subscription warrants (“BSPCE”) granted since inception to its employees, members of the Board of Directors or other individuals. Pursuant to IFRS 2, the cost of the remuneration granted with equity instruments is recognized as an expense in exchange for an increase in the shareholders’ equity for the vesting period during which the rights to be enjoyed from the equity instruments are acquired. As such, changes in value subsequent to the grant date have no effect on this initial measurement.

Fair value is estimated using the Black & Scholes valuation model (for BSA, SO and BSPCE valuation) and Monte-Carlo valuation model (for AGA valuation). These models allow the Company to take into account the characteristics of the plan (exercise price, vesting period), the market data at the grant date (volatility, expected dividends, repo margin), possible performance conditions attached to warrants and recipient behavior assumptions.

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
Share subscription warrants (“BSA”) plan

Types of securities	BSA2012	BSA2014	BSA2016	BSA2017	BSA2019
Vesting period	NA	NA	Tranche 1 : 1 year Tranche 2 : 2 years	Tranche 1 : 1 year Tranche 2 : 2 years Tranche 3 : 3 years	2 years
Maturity	May-2020	January-2024	Depending of the grant date October-2021 January-2022	Depending of the grant date June-2022 January-2023	October-2022

The main assumptions used to determine the fair value of the plans granted in 2018, 2019 and 2020 are:

	Grant in January 2018	Grant in October 2019
Number of warrants	40,500 BSA2017	75,000 BSA2019
Exercise price	€18.00	€3.71
Price of the underlying share	€18.00	€3.78
Expected dividends	0.00%	0.00%
Volatility (1)	43.94%	33.41%
Expected term	T1 : 5.5 years T2 : 6 years T3 : 6.5 years	2.5 years
Fair value of the plan (in thousands of euros) (2)	300	59
(1)based on the historical volatility observed on the ERYP index on Euronext
(2)BSA were granted at fair value in October 2019. Therefore, no expense was recognized under IFRS 2.
Stock options (“SO”) plan

Types of securities	SO2016	SO2017	SO2018	SO2019	SO2020
Vesting period (identical for all plans)	Tranche 1: 2 years Tranche 2: 3 years
Maturity	Depending of the grant date October-2026 January-2027 June-2027 October-2027	Depending of the grant date June-2027 January-2028	Depending of the grant date September-2028 January-2029 April-2029	Depending of the grant date July-2029 October-2029	Depending of the grant date February-2030 July-2030
The main assumptions used to determine the fair value of the plans granted in 2018, 2019 and 2020 are:

	Grant in January 2018	Grant in September 2018	Grant in January 2019
Number of options	97,203 SO2017	24,000 SO2018	38,025 SO2018
Exercise price	€18.00	€9.26	€6.38
Price of the underlying share	€18.00	€8.75	€6.38
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	43.94%	41.59%	41.88%
Expected term	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	731	80	97

	Grant in April 2019	Grant in July 2019	Grant in October 2019
Number of options	76,905 SO2018	59,123 SO2019	347,250 SO2019
Exercise price	€7.20	€5.78	€4.25
Price of the underlying share	€7.20	€5.81	€3.78
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	41.65%	41.00%	40.69%
Expected term	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	217	131	447

	Grant in February 2020	Grant in July 2020	Grant in November 2020
Number of options	41,950 SO2019	374,000 SO2020	75,000 SO2020
Exercise price	€5.87	€6.88	€6.14
Price of the underlying share	€5.51	€6.56	€6.37
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	41.35%	43.41%	44.32%
Expected term	T1: 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	84	951	199
(1)based on the historical volatility observed on the ERYP index on Euronext
Free shares (“AGA”) plan

Types of securities	AGA2017	AGA2018	AGA2019	AGA2020
Vesting period	Tranche 1:1 year Tranche 2: 2 years Tranche 3: 3 years		Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years Tranche 4 : 4 years Tranche 5 : 5 years
The main assumptions used to determine the fair value of the plans granted in 2018, 2019 and 2020 are:

	Grant in January 2018	Grant in January 2019	Grant in April 2019
Number of shares	40,500 AGA2016 113,940 AGA2017	36,150 AGA2018	94,200 AGA2018
Price of the underlying share	€18.00	€6.38	€7.20
Expected dividends	0.00%	0.00%	0.00%
Volatility	42.17%	38.22%	36.32%
Repo margin	5.00%	5.00%	5.00%
Maturity	3 years	3 years	3 years
Performance criteria	(2)	(2)	(2)
ERYP	€20.12	€6.54	€7.52
Performance multiple ("PM")	2	2	2
Fair value of the plan (in thousands of euros)	1,145	102	269

	Grant in October 2019	Grant in February 2020	Grant in July 2020
Number of shares	300,941 AGA2019	50,037 AGA2019	250,012 AGA2020
Price of the underlying share	€3.78	€5.51	€6.56
Expected dividends	0.00%	0.00%	0.00%
Volatility	38.76%	38.55%	42.23%
Repo margin	5.00%	5.00%	5.00%
Maturity	5 years	5 years	5 years
Performance criteria	(2)	(2)	(2)
ERYP	€4.25	€5.87	€6.88
Performance multiple ("PM")	3	2.17	2
Fair value of the plan (in thousands of euros)	434	133	877
(1)based on the historical volatility observed on the ERYP index on Euronext

(2)performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date
•Tri: (ERYPi - ERYP) / (ERYP x (PM – 1)) with ERYPi:
◦average price of the 40-quoted market share price days before the acquisition date for grants until April 2019 ;
◦maximum between the share price at the acquisition date and the average price of the 20-quoted market share price days before the grant date discounted by 5% for grants from October 2019.
•If TRi <=0% no shares granted are acquired
•If Tri>100% all the shares granted are acquired
•If 0%<TRi<100% shares granted are acquired following the TRi percentage

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of December 31, 2018	of which employees	of which executive officers and executive committee	of which board members
AGA	1,371	727	644	—
BSA	442	—	—	442
SO	636	416	220	—
Total	2,449	1,143	864	442

Plan name	Amount in P&L in euros thousands as of December 31, 2019	of which employees	of which executive officers and executive committee	of which board members
AGA	688	305	383	—
BSA	125	—	—	125
SO	546	296	249	—
Total	1,359	601	633	125

Plan name	Amount in P&L in euros thousands as of December 31, 2020	of which employees	of which executive officers and executive committee	of which board members
AGA	537	298	239	—
BSA	43	—	—	43
SO	599	189	410	—
Total	1,179	487	649	43

Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder's warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted-average exercise price
Outstanding at December 31, 2017	40,804	€97.34
Exercisable at December 31, 2017	40,804	€97.34
Granted	—	€—
Forfeited	—	€—
Exercised	—	€—
Outstanding at December 31, 2018	40,804	€97.34
Exercisable at December 31, 2018	40,804	€97.34
Granted	—	€—
Forfeited	—	€—
Exercised	—	€—
Outstanding at December 31, 2019	40,804	€97.34
Exercisable at December 31, 2019	40,804	€97.34
Granted	—	€—
Forfeited	(19,386)	€73.60
Exercised	(1,608)	€73.60
Outstanding at December 31, 2020	19,810	€122.50
Exercisable at December 31, 2020	19,810	€122.50

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted-average exercise price
Outstanding at December 31, 2017	232,699	€22.07
Exercisable at December 31, 2017	—	€—
Granted	161,703	€16.70
Forfeited	(54,339)	€20.26
Exercised	—	€—
Outstanding at December 31, 2018	340,063	€19.87
Exercisable at December 31, 2018	88,999	€19.88
Granted	622,301	€4.98
Forfeited	(65,118)	€9.77
Exercised	—	€—
Outstanding at December 31, 2019	897,246	€10.26
Exercisable at December 31, 2019	173,899	€21.46
Granted	505,950	€6.69
Forfeited	(111,860)	€9.53
Exercised	—	€—
Outstanding at December 31, 2020	1,291,336	€8.91
Exercisable at December 31, 2020	236,525	€21.28

Number of oustanding free shares
Outstanding at December 31, 2017	217,447
Granted	154,440
Forfeited	(27,391)
Acquired	(2,476)
Outstanding at December 31, 2018	342,020
Granted	431,291
Forfeited	(124,966)
Acquired	—
Outstanding at December 31, 2019	648,345
Granted	300,049
Forfeited	(181,146)
Acquired	(6,743)
Outstanding at December 31, 2020	760,505
As of December 31, 2020, the outstanding equity instruments could lead to the issuance of 2,249,941 potential shares.
3.4.Depreciation, amortization and provisions

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Amortization and depreciation of intangible assets	40	1,053	16
Depreciation of property, plant and equipment	749	1,797	3,457
Depreciation of the right of use	—	1,366	1,518
Total amortization and depreciation	789	4,216	4,991
Provision (reversal)	—	71	(71)
Total amortization, depreciation & provisions	789	4,287	4,920
3.5.Financial income (loss)

Accounting policies

Financial income (loss) includes mainly:
•Amortized costs of convertibles notes and change in fair value of embedded derivatives;
•Interest expenses incurred on financial liabilities and lease liabilities;
•Income received from cash and cash equivalents;
•Gains and losses on exchange rate variations on financial and investing operation.

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Income from short term deposits	163	7	12
Change in fair value of derivative liabilities (1)	—	—	652
Other financial income	5,264	2,940	225
Financial income	5,427	2,947	889
Amortized cost of convertible notes (1)	—	—	(1,684)
Financial expenses on lease liability	(4)	(343)	(336)
Interest expense related to borrowings	(5)	(148)	(142)
Other financial expenses	(19)	(1,042)	(3,192)
Financial expenses	(28)	(1,533)	(5,354)
Financial income (loss)	5,399	1,414	(4,465)
(1) Refer to note 4.9.1
Other income and expenses are mainly comprised of:
•Foreign currency gains and losses of €3,993 thousand in 2018, €781 thousand in 2019 and €(3,028) thousand in 2020;
•A gain on foreign exchange swaps of €1,254 thousand in 2018, €1,124 thousand in 2019 and €61 thousand in 2020.

3.6Income tax

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

Tax rate and tax loss carryforwards
As of December 31, 2020, the amount of accumulated tax loss carryforwards were:
•€291.2 million in France, with no expiration date.
•€18.8 million ($23.1 million) in the United States, of which €0.3 million expires in 2035, €2.8 million expires in 2036, €3.8 million expires in 2037 and €11.9 million has no expiration date.
The standard corporate tax rate in France is 28% for all the financial years presented. Based on the provisions of the 2020/2021 finance act (Loi de finances), this rate will decrease gradually to reach 25% in 2022.

Reconciliation of the effective tax rate

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Loss before tax	(38,224)	(62,659)	(73,300)
Tax rate	28%	28%	28%
Theoretical tax expense or income	10,703	17,544	20,524
Current year loss not capitalized	(11,222)	(18,143)	(20,803)
CICE (employment and competitiveness tax credit) not included in taxable income	35	—	—
Research tax credits	1,225	1,096	960
Share based compensation expense	(686)	(380)	(330)
Permanent differences	(54)	(117)	(350)
Other differences	(3)	1	(4)
Effective tax (loss) / income	(2)	1	(3)
Nature of deferred taxes
The deferred tax related to loss carryforwards of Erytech Pharma S.A are computed using a rate of 25%.

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Loss carryforward	43,315	59,594	76,978
Tax credit carryforward	—	—	79
Temporary differences	106	643	484
Unrecognized deferred tax assets	(43,421)	(60,236)	(77,541)
Net amount	—	—	—

3.7Basic earnings (loss) per share and diluted earnings (loss) per share

Accounting policies

The basic earnings per share are calculated by dividing the Company’s net income (loss) by the weighted average number of shares in circulation during the corresponding period.
The diluted earnings per share are calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, equity instruments granted to employees, members of the Board of Directors or other individuals as detailed in note 3.3.3 and convertibles notes and warrants issued as part of the financing agreement with financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund as detailed in note 4.9.1.
Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of diluted loss per share. Thus, basic and diluted loss per share are equal as all equity instruments issued have been considered anti-dilutive.

	12/31/2018	12/31/2019	12/31/2020
Net loss (in thousands of euros)	(38,224)	(62,659)	(73,300)
Weighted number of shares for the period	17,937,481	17,937,535	18,386,587
Basic loss per share (€/share)	(2.13)	(3.49)	(3.99)
Diluted loss per share (€/share)	(2.13)	(3.49)	(3.99)

	12/31/2018	12/31/2019	12/31/2020
Number of shares as of January 1 (1)	17,935,059	17,937,535	17,937,535
Number of shares issued during the year (prorata temporis)
Share capital increase	—	—	—
Conversion of convertible notes ("OCA")	—	—	437,128
Exercise of warrants	—	—	10,391
Free shares acquired	2,422	—	1,533
Weighted number of shares for the period	17,937,481	17,937,535	18,386,587
(1)after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).
As of December 31, 2018, 2019 and 2020, the potential shares that could be issued (see Note 3.3.3 and Note 4.9.1) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

4.NOTES RELATED TO THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
4.1Fixed assets
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
Intangible assets with a finite life are amortized on the basis of the straight-line method over their estimated useful life.

Intangible assets Item	Amortization period
Software	1 to 5 years

(amounts in thousands of euros)	Other intangible assets	Intangible assets in progress	TOTAL
GROSS VALUE
As of As of December 31, 2017	234	—	234
Increase	3	—	3
Decrease	—	—	—
FX rate impact	—	—	—
Reclassification	1,596	—	1,596
As of As of December 31, 2018	1,833	—	1,833
Increase	16	—	16
Decrease	—	—	—
FX rate impact	—	—	—
Reclassification	27	—	27
As of As of December 31, 2019	1,876	—	1,876
Increase	—	2	2
Decrease	—	—	—
FX rate impact	(1)	—	(1)
Reclassification	—	—	—
As of As of December 31, 2020	1,875	2	1,877

ACCUMULATED AMORTIZATION AND DEPRECIATION
As of As of December 31, 2017	(181)	—	(181)
Increase	(39)	—	(39)
Decrease	—	—	—
FX rate impact	—	—	—
As of As of December 31, 2018	(220)	—	(220)
Increase	(1,053)	—	(1,053)
Decrease	—	—	—
FX rate impact	—	—	—
As of As of December 31, 2019	(1,273)	—	(1,273)
Increase	(16)	—	(16)
Decrease	—	—	—
FX rate impact	1	—	1
As of As of December 31, 2020	(1,288)	—	(1,288)

NET VALUE
As of December 31, 2017	53	—	53
As of December 31, 2018	1,613	—	1,613
As of December 31, 2019	603	—	603
As of December 31, 2020	587	2	589
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
The depreciation periods used are the following:

Property, plant and equipment items	Depreciation period
Industrial equipment	1 to 5 years
Fixtures and improvements in structures	3 to 10 years
Office equipment and computers	3 to 5 years

The useful lives of property, plant and equipment as well as any residual values are reviewed at each year end and, in the event of a significant change, result in a prospective revision of the depreciation pattern.

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	TOTAL
GROSS VALUE
As of December 31, 2017	1,855	2,094	669	1,730	6,348
Increase	152	490	155	13,425	14,222
Decrease	—	—	—	—	—
FX rate impact	—	—	—	—	—
Reclassification	—	—	—	(1,596)	(1,596)
As of December 31, 2018	2,007	2,584	824	13,559	18,974
Increase	9,489	1,557	387	630	12,063
Decrease	(437)	(106)	(112)	(21)	(676)
FX rate impact	(63)	(8)	2	268	199
Reclassification	11,389	779	70	(13,357)	(1,119)
As of December 31, 2019	22,385	4,806	1,171	1,079	29,441
Increase	30	301	37	78	446
Decrease	(83)	(69)	0	(26)	(178)
FX rate impact	(1,644)	(247)	(36)	(13)	(1,940)
Reclassification	13	996	32	(1,041)	0
As of December 31, 2020	20,701	5,787	1,204	77	27,769

ACCUMULATED DEPRECIATION
As of December 31, 2017	(1,116)	(1,571)	(255)	—	(2,942)
Increase	(355)	(248)	(155)	—	(758)
Decrease	—	—	—	—	—
FX rate impact	—	—	—	—	—
Reclassification	—	(5)	5	—	—
As of December 31, 2018	(1,471)	(1,824)	(405)	—	(3,700)
Increase	(1,148)	(469)	(180)	—	(1,797)
Decrease	437	85	112	—	634
FX rate impact	—	—	(3)	—	(3)
Reclassification	61	988	7	—	1,056
As of December 31, 2019	(2,121)	(1,220)	(469)	—	(3,810)
Increase	(2,232)	(993)	(232)	—	(3,457)
Decrease	8	69	—	—	77
FX rate impact	218	52	13	—	283
Reclassification	—	—	—	—	—
As of December 31, 2020	(4,127)	(2,092)	(688)	—	(6,907)

NET VALUE
As of December 31, 2017	739	523	414	1,730	3,406
As of December 31, 2018	536	760	419	13,559	15,274
As of December 31, 2019	20,265	3,586	702	1,079	25,632
As of December 31, 2020	16,574	3,695	516	77	20,862
As of December 31, 2018, property, plant and equipment included assets held under finance leases. Their net book value amounted to €37 thousand as of December 31, 2018. Property, plant and equipment held under finance leases were reclassified in right of use with the application of IFRS 16 as of January 1, 2019.

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

4.2Right of use

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

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2018	—	—	—	—	—
First application of IFRS 16	7,397	—	47	—	7,444
Increase	4,088	—	33	—	4,121
Decrease	(355)	(20)	—	—	(375)
FX rate impact	107	—	—	—	107
Reclassification	—	974	—	118	1,092
As of December 31, 2019	11,237	954	80	118	12,389
Increase	92	—	7	—	99
Decrease	—	—	(14)	—	(14)
FX rate impact	(483)	—	—	—	(483)
Reclassification		—	—	—	—
At December 31, 2020	10,846	954	73	118	11,991

ACCUMULATED DEPRECIATION
As of December 31, 2018	—	—	—	—	—
Increase	(1,304)	—	(23)	(39)	(1,366)
Decrease	16	20	—	—	36
FX rate impact	3	—	—	—	3
Reclassification	—	(974)	—	(79)	(1,053)
As of December 31, 2019	(1,285)	(954)	(23)	(118)	(2,380)
Increase	(1,489)	—	(29)	—	(1,518)
Decrease	—	—	10	—	10
FX rate impact	125	—	—	—	125
Reclassification	—	—	—	—	—
As of December 31, 2020	(2,649)	(954)	(42)	(118)	(3,763)

NET VALUE
As of December 31, 2018	—	—	—	—	—
As of December 31, 2019	9,952	—	57	—	10,009
As of December 31, 2020	8,197	—	31	—	8,228
Reclassifications in 2019 correspond to assets financed by finance leases which have been reclassified in right of use with the application of IFRS 16 as of January 1, 2019. These assets were classified in property, plant and equipment until December 31, 2018.
The increase of €4,121 thousand in 2019 is mainly linked to the partial relocation of the French team in new facilities in July 2019 (impact of €4,026 thousand). The decrease in net value of €339 thousand in 2019 corresponds to a decrease in the right of use following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities).
4.3.Other financial assets

Accounting policies

Other financial assets are composed of receivables initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.
Financial assets with a maturity of more than one year are classified in “other non-current financial assets” in accordance with IAS 1.

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Deposits related to leased premises	446	475	454
Advance payments to suppliers	510	226	620
Other	90	17	17
Total other non-current financial assets	1,046	718	1,091
Deposits related to leased premises	—	—	—
Advance payments to suppliers	—	28	51
Other	—	13	8
Total other current financial assets	—	41	59
Advance payments comprise payments made to service providers, especially Contract Research Organizations (“CROs”), involved with the conduct of the clinical trials in the solid tumors indication (TRYbeCA-1 and TRYbeCA-2 trials).
4.4.Inventories

Accounting policies

In compliance with IAS 2 Inventories (“IAS 2”), inventories are recognized at their cost or at their net realizable value, whichever is lower. Cost is determined on a First-In First-Out (FIFO) cost basis. Management periodically reviews the inventory for obsolescence and adjusts as necessary.

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Raw materials	1,396	358	—
Total inventory	1,396	358	—
4.5Trade receivables and other current assets

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

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Trade and other receivables	30	36	4
Total trade and other receivables	30	36	4
Research Tax Credit	7,701	3,917	3,432
Other receivables (including tax and social receivables)	1,949	1,870	898
Prepaid expenses	4,461	2,188	793
Total other current assets	14,111	7,975	5,123
Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit.
As of December 31, 2018, the CIR receivable included Research Tax Credit for the 2017 and 2018 financial years.

As of December 31, 2019 and December 31, 2020, the CIR receivables included Research Tax Credit of the year.
Tax and social receivables and other receivables
Tax and social receivables and other receivables mainly related to VAT receivables (€949 thousand as of December 31, 2018, €942 thousand as of December 31, 2019 and €635 thousand as of December 31, 2020) and credit notes to be received ( €863 thousand as of December 31, 2018, €570 thousand as of December 31, 2019 and €185 thousand as of December 31, 2020).
Prepaid expenses
Prepaid expenses mainly related to advances payments made to suppliers of asparaginase (€3,180 thousand as of December 31, 2018, €1,295 thousand as of December 31, 2019 and €0 thousand as of December 31, 2020).
4.6Cash and cash equivalents

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
• exit options exist:
◦exercisable at any time at least every three months;
◦initially included in the contract and this exit option is always provided in the initial contract; and
◦exercisable without exit penalty and without significant risk of change in the amount received as cash reimbursement.
• there is no value risk related to the level of minimum compensation acquired (i.e. that obtained in the event of early exit) because over the entire duration and at each moment this remuneration will be identical to that obtained from an investment of no more than three months that meets the definition of a cash equivalent. This can be the case when the rate is variable or revisable.
They are recorded as assets in cash equivalents, measured at their fair value, and the changes in value are recognized in financial income (loss).

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Current account	118,371	68,066	34,348
Term deposits	16,000	5,107	10,098
Total cash and cash equivalents as reported in statement of financial position	134,371	73,173	44,446
Bank overdrafts	—	—	—
Total cash and cash equivalents as reported in statement of cash flow	134,371	73,173	44,446
As of December 31, 2018, term deposits included two term deposits of €11.0 million and €5.0 million, both with a maturity in January 2019.
As of December 31, 2019, term deposits included a term deposit of €5.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of December 31, 2020, term deposits included a term deposit of €10.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
4.7.Shareholders’ equity

Accounting policies

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the proceeds from the issue, net of tax.

As of December 31, 2020, the capital of the Parent Company consisted of 20,057,562 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
As of December 31, 2017	17,937,559
Free shares acquired	2,476
As of December 31, 2018	17,940,035
As of December 31, 2019	17,940,035
Conversion of convertible notes ("OCA")	2,094,704
Exercise of warrants	16,080
Free shares acquired	6,743
As of December 31, 2020	20,057,562
Capital management
The capital is managed to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Company is not subject to any externally imposed capital requirements.
4.8Provisions

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

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Provision for retirement indemnities	347	506	652
Provisions - non-current portion	347	506	652
Other provisions	—	71	—
Provisions - current portion	—	71	—

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
The pension commitments are not covered by plan assets.
As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2018	12/31/2019	12/31/2020
Discount rate	1.57%	0.77%	0.34%
Wage increase	2.00%	2.00%	2.00%
Social welfare contribution rate - non executive employees	44.00%	36.00%	39.00%
- executive employees	54.00%	50.00%	51.00%
- executive management	55.00%	52.00%	49.00%
Expected staff turnover - non executive and executive employees	Medium - High	High	High
- executive management	Low	Low	Low
Age of retirement	65 - 67 years	65 - 67 years	65 - 67 years
Mortality table	INSEE 2014	INSEE 2018	INSEE 2019

The change in the provision for retirement indemnities is as follows:

(amounts in thousands of euros)
As of December 31, 2017	214
Service costs	75
Financial costs	3
Actuarial gains and losses	55
As of December 31, 2018	347
Service costs	115
Financial costs	6
Actuarial gains and losses	38
As of December 31, 2019	506
Service costs	123
Financial costs	4
Actuarial gains and losses	19
As of December 31, 2020	652
Provision for risks

Accounting policies

The provisions for risks correspond to the commitments resulting from litigations and various risks whose due dates and amounts are uncertain. The amount recognized as a provision is the best estimate of the expenses necessary to extinguish the obligation.

4.9 Financial liabilities

Accounting policies

Unless otherwise stated, financial liabilities are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest rate method.
Financial liabilities with a maturity of more than one year are classified in “Financial liabilities – non-current portion” in accordance with IAS 1.

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2017	—	1,181	1,534	128	2,843
Collection	—	—	—	—	—
Amortized cost	—	—	—	—	—
Repayment	—	—	(735)	(89)	(824)
FX rate impact	—	—	—	—	—
As of December 31, 2018	—	1,181	799	39	2,019
Collection	—	—	—	38	38
Fair value of embedded derivatives	—	—	—	—	—
Amortized cost	—	140	—	—	140
Repayment	—	—	(738)	—	(738)
Reclassification	—	—	—	(39)	(39)
FX rate impact	—	—	—	—	—
As of December 31, 2019	—	1,321	61	38	1,420
Collection	14,155	2,979	10,000	—	27,134
Fair value of embedded derivatives	(1,070)	—	—	—	(1,070)
Amortized cost	1,684	121	20	—	1,825
Conversion	(12,600)	—	—	—	(12,600)
Repayment	—	—	(62)	—	(62)
FX rate impact	—	—	—	(3)	(3)
As of December 31, 2020	2,169	4,421	10,019	35	16,644
Financial liabilities by maturity

December 31, 2018 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,181	1,181
Bank loans	737	62	—	—	799
Other	39	—	—	—	39
Total financial liabilities	776	62	—	1,181	2,019

December 31, 2019 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,321	1,321
Bank loans	62	—	—	—	62
Other	—	—	38	—	38
Total financial liabilities	62	—	38	1,321	1,421

December 31, 2020 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	2,169	—	—	—	2,169
Conditional advances	—	—	—	4,421	4,421
Bank loans	96	3,768	4,069	2,086	10,019
Other	—	35	—	—	35
Total financial liabilities	2,265	3,803	4,069	6,507	16,644

4.9.1.Convertible notes

Accounting policies

In accordance with IFRS 9, a financial instrument with all three of the following characteristics is a derivative:
•its value changes in response to changes in the so-called “underlying”
•it requires no initial net investment,
•it is settled at a future date.
Derivatives are initially recognized at their fair value and subsequent changes are recognized in financial income (loss).

In accordance with IAS 32, a derivative is qualified as an equity instrument only if it will be necessarily settled by exchanging a fixed amount of cash for a fixed amount of equity instruments of the issuer. Equity instruments are initially recognized at their fair value and are not subsequently remeasured.

Generally, convertible notes are qualified as compound instruments as they have both a financial liability and an equity component.

Because the conversion option is a derivative, if the conversion option does not meet the “fixed-for-fixed” condition, the conversion option is classified as a financial derivative liability. In that case, convertible notes are qualified as hybrid instrument in accordance with IFRS 9 comprising a financial liability for the host contract plus an embedded derivative instrument for the conversion option.

The initial bifurcation of a separable embedded derivative does not result in any gain or loss being recognized.
Because the embedded derivative component is measured at fair value on initial recognition, the carrying amount of the host contract on initial recognition is the difference between the carrying amount of the hybrid instrument and the fair value of the embedded derivative.

On June 24, 2020, the Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund in the form of convertible notes with share subscription warrants attached (“OCABSA”).
The Company issued 1,200 note warrants for free that may be exercised in tranches at the Company request until June 25, 2022. European High Growth Opportunities Securitization Fund may request the issuance of two tranches at any time.
Each exercise of a note warrant will give rise to the issuance of 60 convertible note with 33,670 warrants attached (or of 30 convertible notes with 16,835 warrants if the Company's market capitalization is lower to €50 million during 20 consecutive trading days).
The convertible notes (“OCA”) have the following characteristics:
•Nominal value: €50 thousand
•Subscription price: 98% of the nominal value
•Maturity: 12 months
•The notes will not bear interests
•Conversion ratio: N = Vn / P where
◦N is the number of Shares that can be subscribed
◦Vn is the nominal value of a convertible note
◦P is the higher of (i) 95% of the volume weighted average trading price of the Company's shares on Euronext Paris during the 3 consecutive trading days preceding the conversion date, (ii) the nominal value of the share and (iii) the minimum issuance price of a share as provided in the 25th resolution of the Shareholder's Meeting held on June 21, 2019 (or any resolution that may succeed it), i.e., to date 80% of the volume-weighted average (in the central order book and excluding off-market block trades) of the Company's share price on Euronext Paris during the 3 trading sessions prior to the pricing of the issue price, it being specified that the theoretical value of the warrants will be taken into account and that the Shareholder's Meeting has set at 10 million the maximum number of shares that may be issued.
The share subscription warrants (“BSA”) have the following characteristics:
•Maturity: 5 years
•Each warrant give the right to subscribe one share
•Exercise price: 120% of the lowest volume-weighted average price of the Company's share observed over the fifteen trading days preceding the request for exercise of the first tranche (ie €8.91).
In 2020, the Company issued five tranches of €3.0 million each on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020 and December 22, 2020 respectively (of which two tranches were issued on European High Growth Opportunities Securitization

Fund request), representing a total amount of €15.0 million, Consequently, 300 OCA were issued with 168,350 BSA attached. During the financial year, 252 OCA were converted into 2,094,704 shares (see note 4.7).
As of December 31, 2020, 48 OCA and 168,350 BSA are outstanding.
Analysis and valuation of the components of the convertible notes’ agreement
The financing agreement signed with European High Growth Opportunities Securitization Fund includes:
•A put and call option linked to the mutual commitment between the Company and the investor linked to note warrants that may be exercised in tranches at the Company request and the possibility for the investor to request the issuance of two tranches. The mutual commitment has been qualified as derivative and has a null value.
•At the issuance of a tranche:
◦A host contract recognized as financial liability;
◦A conversion option recognized as derivative liability;
◦Warrants recognized as derivative liability. Despite the fixed exchange parity of these instruments, they cannot be qualified as equity instruments due to a specific clause of the contract.
Derivative liabilities fall under category 3 defined by IFRS 13.
The financial liability is amortized using the effective interest rate (14.7% in average for the tranches issued in 2020) over the estimated maturity date (2 months in average for the tranches issued in 2020).
If the convertible notes are converted before the estimated maturity date, any difference between the fair value of the shares issued and the cumulative amount of the financial liability and the derivative liability at the date of conversion is recognized in financial income (loss).
Fair value of the conversion option is estimated with a Monte-Carlo valuation model using the following main assumptions:

	At the issuance date					12/31/2020
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Number of convertible notes	60	60	60	60	60	48
Estimated conversion price	€7.51	€5.77	€6.04	€8.31	€7.02	€6.75
Expected term	2 months	2 months	1 month, 15 days	1 month, 15 days	1 month, 15 days	1 month
Fair value (in thousands of euros)	158	161	159	159	159	129

Fair value of the warrants is estimated with a Black & Scholes valuation model using the following main assumptions:

	At the issuance date					12/31/2020
	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Number of warrants	33,670	33,670	33,670	33,670	33,670	168,350
Price of the underlying share	€7.88	€6.08	6.36	8.75	7.39	7.11
Expected dividends	—%	—%	—%	—%	—%	—%
Volatility	44%	44%	53%	54%	55%	58%
Expected term	2 years, 6 months	2 years, 5 months	2 years, 1 month	2 years, 1 month	2 years	2 years
Fair value (in thousands of euros)	60	28	40	86	60	288
Sensitivity analysis as of December 31, 2020
A change in the main assumptions used for the valuation of the conversion option would have no significant impact in the fair value.
A change in the following assumptions used for the valuation of the warrants could change the fair value as follows.

(in thousands of euros)	Price of the underlying share
Volatility	-10%	7.11	+10%
- 10 percentage points	165	221	284
58%	226	288	357
+10 percentage points	286	355	428
4.9.2.Conditional advances

Accounting policies

Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as the Company has a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule provided the conditions are complied with.
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

Within the scope of the TEDAC project, Bpifrance granted to the Company a conditional advance for a total amount of €4,895 thousand. This conditional advance is paid upon completion of the following key milestones:
•€63 thousand upon signature of the agreement (received in 2012)
•€1,119 thousand upon the milestone n°4 (received in 2016)
•€2,979 thousand upon the milestone n°6 (received in 2020)
•the remainder upon calls for funds when key milestones are reached (not yet received)
The Company undertakes to repay Bpifrance:
a)    an amount of €5,281 thousand upon achieving cumulative sales (excluding VAT) equal to or greater than €10 million, according to the following payment schedule:

•€500 thousand at the latest on June 30 of the first year in which the cumulative sales condition is achieved,
•€750 thousand at the latest on June 30 of the second year,
•€1,500 thousand at the latest on June 30 of the third year,
•€2,531 thousand at the latest on June 30 of the fourth year,
b)    and, where applicable, an annuity equal to 50% of the income generated through the sale of intellectual property rights resulting from the project, within the limit of a total repayment of €5,281 thousand.
As soon as the cumulative amount of the Company's sales exceeds €60 million, the Company undertakes to pay Bpifrance 2.5% of the sales generated by the products developed within the project during a period of 5 years, limited to a total amount of €15 million.
4.9.3.Bank loans
In 2017, the Company received a bank loan amounting to €1.9 million with Société Générale with a 0.4% interest rate and 36 monthly repayment terms to finance its investments. This bank loan is fully repaid as of December 31, 2020.
In November 2020, the Company received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE in France), with Bpifrance and Société Générale. The loans bear interest at fixed rates of 1.67% and 0.25% per annum respectively, with an initial term of one year and a five -year deferral option and the French government will guarantee 90% of the amount due. As the Company plan to use the deferral option, the two loans are classified in “Financial liabilities – non-current portion”

4.10 Lease liabilities

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
The lease liability may be remeasured in the following situations:
•Modification related to the assessment of the exercise of an option to purchase or the extension or the non-exercise of a termination option (which become reasonably certain);
•Rent adjustments based on rates and indices provided in the contracts.

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

Transition information
The Company has applied the modified retrospective approach.
Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date, i.e. January 1, 2019. Consequently, the comparative information disclosed for 2018 was not restated.
At the transition date, the lease liability linked to contracts classified as operating leases in accordance with IAS 17 (mainly real estate) was measured at the value of the remaining lease payments discounted at the marginal borrowing rate in accordance with the maturity method and computed on the remaining term of the contracts at the transition date, to which is added a spread which takes into account the total duration of the contract. The average marginal borrowing rate selected as of January 1, 2019 is 1.4% in France and 3.8% in the United States. The gap between the off-balance sheet commitments disclosed in the consolidated financial statements as of December 31, 2018 and the lease liability recognized as of January 1, 2019 in accordance with IFRS 16 can be explained as follows:

(in thousands of euros)
Operating lease commitment as lessee (December 31, 2018)	8,268
Unrecognized contracts in accordance with IFRS 16 exemptions	(142)
Differences in the durations used linked to termination and extension options that are reasonably certain to be exercised	5,798
Leases signed in 2018 for an asset available after January 1, 2019	(2,593)
Other (including the improvement allowance (Princeton lease))	(2,045)
Non-discounted lease liability under IFRS 16 as of January 1, 2019	9,285
Discount effect	(1,551)
Discounted lease liability under IFRS 16 as of January 1, 2019	7,734

For contracts previously classified as finance leases, the lease liability as of January 1, 2019 was determined as the lease liability that was calculated in accordance with IAS 17.

Until December 31, 2018, only rental obligations related to finance lease agreements for which the Company bears substantially all the benefits and risks inherent in the ownership of the property were recorded in financial liabilities in accordance with IAS 17 Leases (“IAS 17”).

The Company has applied exemptions set out in IFRS 16 regarding:
•Contracts with a lease term of 12 months. These contracts have resulted in an expense of approximately €227 thousand in 2019 and €0 thousand in 2020.
•Contracts for low value assets. These contracts have resulted in an expense of approximately €33 thousand in 2019 and €31 thousand in 2020.

(in thousands of euros)	Lease liabilities
As of December 31, 2018	—
First application of IFRS 16	7,734
Allowance received from a lessor (1)	1,866
Increase without cash impact (2)	4,121
Repayment	(978)
Decrease without cash impact (2)	(339)
FX rate impact	108
Capitalized interests	149
Reclassification	42
As of December 31, 2019	12,703
Allowance received from a lessor (1)	188
Increase without cash impact	98
Repayment	(1,615)
Decrease without cash impact	—
FX rate impact	(570)
Capitalized interests	—
Reclassification	—
As of December 31, 2020	10,804
(1)Allowance received for fixture and fittings for Princeton manufacturing facility.
(2)Linked to the partial relocation of the French team in new facilities in July and a decrease in the rental space of a building lease of the previous property lease.

Lease liabilities by maturity

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2019	1,425	3,411	2,525	5,342	12,703
As of December 31, 2020	1,607	2,949	2,202	4,046	10,804
4.11 Trade payables and other current liabilities

Accounting policies

Trade payables and other current liabilities are initially measured at their fair value less transaction costs directly attributable, and then at the amortized cost, calculated using the EIR method. Given the due date, the amortized cost is equal to the initial fair value.

Costs are recognized when incurred. The excess of costs incurred over invoices received is recorded in "Vendors - accruals".

Estimation of the hospital costs
The hospital costs related to clinical trials sponsored by the Company are measured based on two allocation keys: (i) site activation for fixed costs which are recognized in full when sites are activated and (ii) patient randomization for variable patient costs (including chemotherapy costs) which are spread over the estimated time of treatment of the patient as planned in the clinical protocol. These allocation keys are applied to the estimated expenses of the clinical trial. The excess of estimated costs incurred over invoices received is recorded in "Vendors - accruals".

(amounts in thousands of euros)	12/31/2018	12/31/2019	12/31/2020
Vendors	13,403	5,074	4,706
Vendors - accruals	3,253	8,701	16,204
Total trade and other payables	16,656	13,775	20,910
Social liabilities, taxation and social security	3,148	3,628	4,149
Fixed assets payables	—	726	86
Deferred revenue	16	61	148
Other payables	53	95	53
Total other current liabilities	3,217	4,510	4,436
Hospital costs accruals amounted to €112 thousand as of December 31, 2018, €4,047 thousand as of December 31, 2019 and €10,770 thousand as of December 31, 2020.

4.12Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

Accounting policies

The valuation and the accounting treatment of the financial assets and liabilities are defined by IFRS 9 Financial Instruments (“IFRS 9”).
Financial assets at the amortized cost
These instruments are initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.
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

As of December 31, 2018 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	1,046			1,046		1,046
Trade and other receivables	30			30		30
Other current assets	14,111			14,111		14,111
Cash and cash equivalents (2)	134,371	134,371				134,371
Total financial assets	149,558	134,371		15,187	—	149,558
Financial liabilities - non current portion (3)	1,243				1,243	1,243
Financial liabilities - current portion (3)	776				776	776
Trade and other payables	16,656				16,656	16,656
Total financial liabilities	18,675	—		—	18,675	18,675

As of December 31, 2019 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	718			718		718
Other current financial assets	41			41		41
Trade and other receivables	36			36		36
Other current assets	5,788			5,788		5,788
Cash and cash equivalents (2)	73,173	73,173				73,173
Total financial assets	79,756	73,173	—	6,583	—	79,756
Financial liabilities - non current portion (3)	1,321				1,321	1,321
Lease liabilities - non current portion (4)	11,278				11,278	11,278
Financial liabilities - current portion (3)	99				99	99
Lease liabilities - current portion (4)	1,425				1,425	1,425
Trade and other payables	13,775				13,775	13,775
Other current liabilities	4,449				4,449	4,449
Total financial liabilities	32,347	—	—	—	32,347	32,347

As of December 31, 2020 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	1,091			1,091		1,091
Other current financial assets	59			59		59
Trade and other receivables	4			4		4
Other current assets	4,330			4,330		4,330
Cash and cash equivalents (2)	44,446	44,446				44,446
Total financial assets	49,930	44,446	—	5,484	—	49,930
Financial liabilities - non current portion (3)	14,379				14,379	14,379
Derivative liabilities - non current portion (5)	288	288				288
Lease liabilities - non current portion (4)	9,197				9,197	9,197
Financial liabilities - current portion (3)	2,265				2,265	2,265
Derivative liabilities - current portion (5)	129	129				129
Lease liabilities - current portion (4)	1,607				1,607	1,607
Trade and other payables	20,910				20,910	20,910
Other current liabilities	4,289				4,289	4,289
Total financial liabilities	53,064	417	—	—	52,647	53,064
(1)The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 measurements.
(3)The fair value of financial liabilities is determined using level 2 measurements.
(4)The fair value of lease liabilities is determined using level 2 measurements.
(5)The fair value of derivative liabilities is determined using level 3 measurements.

5.RELATED PARTIES
The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors and members of the executive committee.
The remuneration of directors and members of the executive committee was as set forth in the table below.

	12/31/2018			12/31/2019			12/31/2020
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	692	26	337	1,077	16	334	1,242	22	448
Executive committee	1,285	30	528	1,277	10	299	1,374	25	201
Board of directors	241	—	442	321	—	125	300	—	43
Total	2,218	56	1,307	2,675	26	757	2,915	47	692
The Company has no other related parties.
6.MANAGEMENT OF FINANCIAL RISKS
The purpose of the financial instruments held by the Company is to finance its activities. It is not the Company’s policy to invest in financial instruments for speculative purposes.
The principal risks to which the Company is exposed are liquidity risk, equity risk, foreign currency exchange risk, interest rate risk and credit risk.
Liquidity risk
The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were respectively €47.9 million, €43.3 million and €51.7 million for the years ended December 31, 2018, December 31, 2019 and December 31, 2020, respectively.
At the approval date of the financial statements, the Board of Directors management believes that the Company will be able to fund its operations until the first quarter 2022 (see note 2.1).

As of December 31, 2018 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	—	—	—	—
Conditional advances	—	—	1,181	1,181
Bank loans	737	62	—	799
Other financial liabilities	39	—	—	39
Trade and fixed assets payables	13,403	—	—	13,403
Total	14,179	62	1,181	15,422

As of December 31, 2019 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	—	—	—	—
Conditional advances	—	—	1,321	1,321
Bank loans	62	—	—	62
Other financial liabilities	—	38	—	38
Lease liabilities	1,425	5,935	5,342	12,702
Trade and fixed assets payables	5,800	—	—	5,800
Total	7,287	5,973	6,663	19,923

As of December 31, 2020 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	2,400	—	—	2,400
Conditional advances	—	—	4,421	4,421
Bank loans	98	7,929	2,071	10,098
Other financial liabilities	—	35	—	35
Lease liabilities	1,607	5,151	4,046	10,804
Trade and fixed assets payables	4,792	—	—	4,792
Total	8,897	13,115	10,538	32,550
Foreign currency exchange risk
The Company’s functional currency is the euro. However, a significant portion of its expenses, financial assets and liabilities are denominated is U.S. dollars. A deterioration of the U.S dollars could impact the financial assets and liabilities and the net loss as follows:

	As of December 31, 2020		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	17,630	14,368	(142)	(684)	(1,306)
of which cash and cash equivalents	17,285	14,086	(139)	(671)	(1,281)
Financial liabilities	10,152	8,273	(82)	(394)	(752)
Equity risk
The Company's exposure to equity risk is limited to its own shares and linked to the OCABSA agreement. The total amount that could be issued under this agreement is subject to the regulatory limit of 20% dilution. As the share price of the Company has an impact on the number of shares issued upon the conversion of the convertible notes, the possibility to raise up to €42.0 million will depend on the share price of the company. Based on the closing market price the day before the approval date of the Consolidated Financial Statements (€7.10), the Company could raise approximately €33.0 million. A change in the the share price used could change the amount that could be raised as follows:

	Sensitivity
(in millions of euros)	- 20%	€7.10	+20%
Amount that could be raised	24.0	33.0	33.0
Interest rate risk
The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.
The outstanding bank loans bear interest at a fixed rate, and therefore the company is not subject to interest rate risk with respect to these loans.
Credit risk
The credit risk related to the Company’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions.

7.OFF-BALANCE SHEET COMMITMENTS
Collaborative arrangements
Agreement with the Teva Group
In March 2011, the Company entered into an exclusive distribution agreement with the Teva Group (through Abic Marketing Limited), or Teva, to distribute GRASPA® in Israel. Under the terms of the agreement, Teva will submit the request for approval of GRASPA® for ALL in Israel and is responsible for the marketing and distribution of GRASPA® in Israel. Teva will pay milestone payments to the Company and will share net earnings of product sales in Israel with the Company.
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
The agreement provides for:
•An upfront payment of $1 million, equivalent to €0.9 million when recognized in 2019;
•Potential development, regulatory and commercial milestone payments up to $56 million for the first product successfully developed by SQZ Biotechnologies under this agreement;
•The Company could also receive progressive royalties based on future sales.
Financing agreements
Financing agreement with Alpha Blue Ocean and European High Growth Opportunities Securitization Fund in the form of convertible notes with share subscription warrants attached (“OCABSA”)
On June 24, 2020, the Company signed a financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund in the form of convertible notes with share subscription warrants attached (“OCABSA”), allowing a potential fundraising up to a maximum of €60 million, subject to the regulatory limit of 20% dilution.
The Company issued 1,200 note warrants for free that may be exercised in tranches at the Company request until June 25, 2022. European High Growth Opportunities Securitization Fund may request the issuance of two tranches at any time. Any request for a drawdown by the Company will be subject to the satisfaction of certain conditions precedent, including (i) the fact that the Company's closing price on Euronext Paris has been 150% higher than the nominal value of the Company's shares for more than 60 trading days prior to the request, or (ii) the fact that the Company has a number of shares that may be issued corresponding to at least 175% of the number of shares issuable upon conversion of the outstanding notes and of the notes to be issued upon the drawdown request.
At the approval date of the financial statements, 2020, €42.0 million remained available for issuance until June 2022, subject to the regulatory limit of 20% dilution.
Financing facility with the implementation of an at-the-market (“ATM”) program on Nasdaq with Cowen
On September 21, 2020, the Company entered into a sales agreement with Cowen with respect to an ATM offering program pursuant to which the Company may issue and sell, from time to time at its sole discretion, ordinary shares in the form of American Depositary Shares (“ADSs”) to eligible investors at market prices, with aggregate gross sales proceeds of up to $30 million, subject to the regulatory limit of 20% dilution. The ATM program will be effective until September 21, 2023, unless terminated prior to such date in accordance with the sales agreement or the maximum number of ADSs to be sold thereunder has been reached.
At the approval date of the financial statements, $22.0 million remained available for issuance until September 2023, subject to the regulatory limit of 20% dilution.

Lease agreements
Finance lease agreements
In 2020, the Company entered into five-year lease agreements in order to finance industrial equipments. The installation of these equipments occurred in January 2021.

(amounts in thousands of euros)	Off balance sheet commitment
As of December 31, 2020	Total	Less than one year	One to five years	More than five years
Finance lease	555	111	444	—
Total off balance sheet commitment	555	111	444	—

Sublease in the United-States
In July 2019, the Company signed a sublease agreement for a portion of its premises located in Cambridge.

(amounts in thousands of euros)	Income from sublease in 2020	Sublease to be received
As of December 31, 2020		Total	Less than one year	One to five years	More than five years
Sublease in US	167	452	154	298	—
Total	167	452	154	298	—
This sublease contract is classified as an operating lease: the right of use linked to the main contract is recognized in assets and the income from the sublease are recognized in the statement of income (loss) over the term of the sublease contract.