Form 20-F
period 2021-12-31
Erytech Pharma S.A.
filed 2022-04-27
CIK 1624422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Ordinary shares, nominal value €0.10 per share: 31,018,553 as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes   ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes  ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
“ERYTECH Pharma,” “ERYCAPS®” “GRASPA®” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our ability to attain, maintain and expand marketing approval for eryaspase, which is known under the trade name GRASPA® in the European Union and Israel;
•the initiation, timing, progress and results of our pre-clinical studies and clinical trials;
•our ability to successfully develop our ERYCAPS® platform and advance our pipeline of product candidates;
•the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including reimbursement that may be received from payors;
•the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•our ability to maintain and enter into and successfully complete collaborations and licensing arrangements or to in-license or acquire rights to other products, product candidates or technologies;
•our reliance on third parties to manufacture and conduct the clinical trials of our lead product candidate, which we refer to as eryaspase or GRASPA®, and our other ERYCAPS® product candidates, which could limit our commercialization efforts or delay or limit their future development or regulatory approval;
•our ability to enter into partnership agreements to effectively commercialize the sale, commercialization, marketing and manufacturing of the products we develop;
•our ability to produce adequate supplies of our product candidates for preclinical and clinical testing and to fulfill our contractual obligations to third-party distributors;
•the impact of the ongoing COVID-19 pandemic or other unforeseen events such as the armed conflict between Russia and Ukraine on our business, operations, strategy, goals and anticipated timelines;
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
•regulatory developments in the United States, the European Union and other foreign countries;
•our ability to attract and retain qualified employees and key personnel;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•our planned level of capital expenditures, our cash preservation measures and the sufficiency of our existing cash, cash equivalents and short- term investments, the potential proceeds of our convertible notes financing agreement and other transactions in the future to fund our operating expenses and capital expenditure requirements;
•the uncertainty of economic conditions in certain countries in the European Union and Asia, such as those related to the COVID-19 pandemic, the armed conflict between Russia and Ukraine and general economic conditions;
•whether or not we are classified as a passive foreign investment company, or PFIC, for current and future periods; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”
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
•Changes in European Union regulations may limit our ability to attract and obtain additional financing sources outside France.
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
•The United States and European Union formulations of eryaspase differ, and regulatory authorities in each jurisdiction may not accept data from alternative eryaspase formulations in other jurisdiction(s), which may result in delays and additional costs in order to conduct additional comparability studies or the need to repeat nonclinical and clinical studies in order to obtain approval in each jurisdiction in which we intend to commercialize eryaspase.
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
Not applicable.
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
Our Group has structurally recorded net losses since its creation. Our net cash flows used in operating activities were €43.3 million, €51.7 million and €56.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, our cash and cash equivalents were €33.7 million ($38.1 million) compared to €44.4 million as of December 31, 2020 which represents an annual cash and cash equivalents net use of €10.7 million.
The Company has conducted a specific review of its liquidity risk and has put in place cash preservation measures following the negative results of the TRYbeCA-1 study. ERYTECH will now focus its efforts on its late-stage program with eryaspase in patients with hypersensitive acute lymphoblastic leukemia (ALL) and confirms its intention to file a Biologics License Application (BLA) in the United States. We believe, based on our current development plan, that our cash and cash equivalents as of December 31, 2021 and the sale of ERYTECH’s U.S. cell therapy manufacturing facility for a gross amount of USD 44.5 million to Catalent closed in April 2022 and the associated cost reductions will enable us to cover our cash requirements until mid-2024.
However, we will need to obtain substantial additional funding to support our continuing operations beyond mid-2024.They are part of the Company's ongoing evaluation of its strategic alternatives and partnership opportunities.
Refer to Chapter "Item B.2 Our Strategy" for further information on the strategic alternatives and development and commercialization opportunities.
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
To date, we have financed our operations primarily through a combination of sale of equity securities, debt financings, including, but not limited to, the ATM offering program and the registered direct offerings in the United States, the convertible bond financing pursuant to the OCABSA Agreement, state-guaranteed loans in France, or PGE loans, and public assistance programs in support of innovation, such as the conditional advances and subsidies from the Banque Publique d’Investissement, or Bpifrance, and research tax credits. Until such time, if ever, as we can generate substantial revenue from the sale of our product candidates, we expect to continue to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity securities or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
We also implemented a convertible bond financing with European High Growth Opportunities Fund in June 2020 and an ATM program in the United States, it being specified that the total number of new shares that may be issued in connection with these two instruments is capped at 20% of the number of shares admitted to trading on Euronext Paris, including shares admitted without a prospectus during the twelve months prior to their issuance. Please refer to “Item 10.B. Liquidity and capital resources” and “Item 10.C Material Contracts” for further information on the convertible bond financing and the ATM program.
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
We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €62.7 million, €73.3 million and €53.8 million for the years ended December 31, 2019, 2020 and 2021, respectively; these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue for at least the next several years as we continue our research and development activities and until we generate substantial revenues from any approved product candidates. As of December 31, 2021, we had a total shareholders' equity of €22.8 million.
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
Through December 31, 2021, we have received €2.7 million in non-refundable grants and €5.8 million in conditional advances from Bpifrance. To date, TEDAC is the only ongoing program funded by non-refundable grants and conditional advances. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the conditional advances (amounting to €4.9 million at the date of this Annual Report) ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects, in which case we would need to locate alternative sources of capital, which may not be available on commercially reasonable terms or at all.
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
As of December 31, 2021, we issued nine tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, July 22, 2021 and August 24, 2021), for a total amount of €27.0 million, all of which convertible notes have been converted into ordinary shares and no warrants have been exercised. We could decide to issue additional tranches up to a maximum of €6 million until June 2022, subject to the regulatory limit of 20% dilution. There is no guarantee that we will be able to raise this maximum amount, and our ability to issue additional tranches depends on a number of factors and conditions beyond our control.
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
As an example, a shareholder holding 1% of our share capital as of the date of this Annual Report would hold 0.51% of the share capital in the event of the conversion of outstanding notes, the exercise of outstanding warrants and the use of all the amounts remaining in the OCABSA Agreement (€33.0 million) and a share price of €1.28 (closing share price on the day before the date of this Annual Report), subject to obtaining additional authorizations relating thereto if applicable.
3.D.2.Risks Related to Development of our Product Candidates
We have no approved products, which makes it difficult to assess our future prospects.
A key element of our strategy is to use and expand our proprietary ERYCAPS® platform to build a pipeline of innovative product candidates and to progress these drug candidates through clinical development for the treatment of severe forms of cancer and orphan diseases. The discovery of therapeutic drugs based on encapsulating molecules inside red blood cells is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop drug candidates are relatively new. The scientific evidence to support the feasibility of developing drug candidates based on these discoveries is both preliminary and limited. Although our research and development efforts to date have resulted in a pipeline of product candidates, we have not yet obtained approval for any products, we have not yet generated any revenues from the sale of approved products and we may not be able to develop product candidates that are considered to be safe and effective. Our operations to date have been limited to developing our ERYCAPS® platform technology and undertaking preclinical studies and clinical trials of our product candidates, including our lead product candidate, eryaspase, also known as GRASPA®, the approved trade name for eryaspase in Europe. However, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.
We are heavily dependent on the success of our most advanced product candidate, eryaspase.
Our business and future success depends on our ability to obtain regulatory approval for and, together with third-party collaborators, to successfully commercialize our lead product candidate, eryaspase, which is under clinical development for oncology indications. Eryaspase is our only product candidate in late-stage clinical development, and our business currently depends heavily on its successful development. As previously announced, on October 25, 2021, we reported top-line final results of our Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer patients, which we refer to as the TRYbeCA-1 trial. This trial did not meet the primary efficacy endpoint of overall survival. Following the failure of our main development project, we announced in November 2021 that we were now refocusing our operational efforts on the potential approval of eryaspase in acute lymphoblastic leukemia, or ALL, for patients hypersensitive to pegylated asparaginase, and that our strategy is now to search for one or more partners to support the continuation of our activity and developments
We have also launched a Phase 2 proof-of-concept study in TNBC in Europe (TRYbeCA-2 study). Following the announcement of the failure of the TRYbeCA-1 study, we announced that we had stopped enrolling new patients in the TRYbeCA-2 study. We expect to announce the results of the TRYbeCA-2 study with respect to the few patients enrolled around mid 2022, but cannot guarantee that the results of this study will be positive or that they will allow further development in this therapeutic indication.
Eryaspase will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We cannot be certain eryaspase will receive regulatory approval or be successfully commercialized even if we receive regulatory approval. In addition, because eryaspase is our most advanced product candidate, and because our other product candidates are based on the same ERYCAPS® platform technology, if eryaspase encounters safety or efficacy problems, developmental delays or regulatory issues or other problems, our development plans and business would be significantly harmed.
Due to our limited resources and access to financing, we are focused on prioritizing the development of our product candidates and properly allocating resources to each of them. At the end of 2021, we decided to focus our efforts on the development of eryaspase in ALL and TNBC, which shift in focus has required and will continue to require us to mobilize multiple resources. This choice of allocation of our human and financial resources may not lead to the development of viable drugs and may divert resources that could have been allocated to more promising programs, and may result in material adverse effects on us, our business, prospects, financial condition, financial results or development.
We may not be successful in our efforts to use and expand our ERYCAPS® platform to develop marketable products.
We believe that our ERYCAPS® platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents within red blood cells for which long-circulating therapeutic activity and rapid and specific targeting is desired. However, we are at an early stage of development and our platform has not yet, and may never, lead to approved or marketable products. Even if we are successful in continuing to build our product pipeline, the potential product candidates that we identify may not be suitable for clinical development, including for reasons related to their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. Use of red blood cells as the basis for our ERYCAPS® platform may result in similar risks that affect the ability of our products to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not be able to obtain product or collaboration revenues in future periods, which would harm our business and our prospects.
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
L-asparaginase is currently available in several forms including native, recombinant and pegylated L-asparaginase derived from Escherichia coli (E. coli) and preparations derived from Erwinia chrysanthemi, including a recombinant Erwinia L-asparaginase approved by the FDA in 2021. The current market primarily includes several products marketed by larger pharmaceutical companies, including Jazz Pharmaceuticals PLC, Servier and Clinigen Group PLC. To our knowledge, there is no potential treatment being developed using non encapsulated L-asparaginase for the treatment of pancreatic cancer or other solid tumor indications, but this may change and current marketed asparaginase products may attempt to broaden their indications. In ALL patients who develop hypersensitivity to E. coli-derived asparaginase, eryaspase could potentially face competition from other existing asparaginase products, most notably Erwinia derived asparaginases including Jazz Pharmaceuticals’ Rylaze® and Clinigen’s Erwinase®/erwinaze®. Additionally, eryaspase could potentially face competition from biosimilar and asparaginase product candidates in earlier stages of development, including, but not limited to, Jazz Pharmaceuticals’ JZP341 and XoncaneTM from Xbrane. Our products and product candidates may also have to compete with other products and product candidates in development by established pharmaceutical companies and biotechnology companies. See “Item 4.B.10 Competition” for more information.
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
The European Commission (following review and an opinion by the European Medicines Agency, or EMA) in the European Union, the U.S. Food and Drug Administration, or FDA, in the United States and comparable regulatory authorities in other jurisdictions must approve new drug or biologic candidates before they can be commercialized, marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to the outcome. We must provide data to ensure the identity, strength, quality and purity of the drug substance and drug product. Also, we must assure the regulatory authorities that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches. We have focused our development and planned commercialization efforts in the European Union and the United States.

The processes by which regulatory approvals are obtained from the European Commission and FDA to market and sell a new product are complex, require a number of years and involve the expenditure of substantial resources. We cannot assure you that eryaspase or any of our future product candidates will receive European Commission or FDA approval. For example, in September 2015, we submitted a Marketing Authorization Application, or MAA, to the EMA for the approval of GRASPA® as a treatment for ALL. However, in November 2016, we announced our withdrawal of the MAA for GRASPA®. In October 2017, we resubmitted to the EMA our MAA for GRASPA® for relapsed or refractory ALL and subsequently announced our withdrawal of the MAA for GRASPA® in June 2018. In addition, despite the advanced status of our Phase 3 TRYbeCA-1 clinical study and taking into consideration that the primary endpoint of overall survival has not been reached, we will not submit a BLA application for this indication and have instead decided to focus our efforts on our advanced program in ALL with a view to submitting a BLA application for this indication in the third quarter of 2022. Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or the European Union, we may never obtain approval or commercialize our products in other major markets, due to varying approval procedures or otherwise, which would limit our ability to realize their full market potential.
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
The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. Our clinical trials of eryaspase conducted to date have generated favorable safety and efficacy data, other than our Phase 2b clinical trial in acute myeloid leukemia for which we did not achieve the primary endpoint. However, we may have different results in other indications. Differences in enrollment criteria and different combinations with other treatment modalities may also lead to different outcomes in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or European Commission approval. In addition, we cannot assure you that in the course of potential widespread use in the future, we will not suffer setbacks in maintaining production quality or stability.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable. For instance, despite having observed favorable results and safety profile in multiple clinical trials of eryaspase in patients with ALL, based on feedback from the regulatory agencies requiring additional investment, increasingly competitive landscape and the limited market opportunity for eryaspase with ALL, we decided in June 2018 to cease further clinical developments efforts in ALL. In addition, our research and development costs amounted to €52.2 million, €57.6 million and €45.1 million during the years ended December 31, 2019, 2020 and 2021, respectively. Although there are a large number of drugs and biologics in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.
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
•obtaining institutional review board, or IRB, and Ethics Committee, or EC, approval to conduct a clinical trial at a prospective clinical trial site;
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
•varying interpretations of our data, and regulatory commitments and requirements by the EMA, FDA and similar regulatory agencies; and
•impact of COVID-19 pandemic or unforeseen events such as the armed conflict between Russia and Ukraine.

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
•ability to monitor patients adequately during and after treatment ; and
•COVID-19 pandemic or unforeseen events such as the armed conflict between Russia and Ukraine.
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
Changes in regulatory requirements, FDA guidance or guidance from the EMA or other European Union regulatory authorities, or unanticipated events during our clinical trials, may force us to amend clinical trial protocols. The regulatory authorities could also impose additional clinical trial requirements. Amendments to our clinical trial protocols would require resubmission to the FDA, EMA, national clinical trial regulators, IRBs and ECs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.
The United States and European Union formulations of eryaspase differ, and regulatory authorities in each jurisdiction may not accept data from alternative eryaspase formulations in other jurisdiction(s), which may result in delays and additional costs in order to conduct additional comparability studies or the need to repeat nonclinical and clinical studies in order to obtain approval in each jurisdiction in which we intend to commercialize eryaspase.
The formulations of eryaspase used to conduct clinical trials in the United States and the European Union have differed in composition, manufacturing process and release specifications. After seeking feedback from regulatory agencies, we have conducted studies to harmonize the formulation of eryaspase, including in vitro comparability studies and stability studies. Even with this additional data, regulatory authorities may not find it acceptable to support the approval of eryaspase. If regulatory authorities require us to generate additional nonclinical or clinical data, the generation of additional data could result in submission delays and additional costs in order to obtain marketing approval of eryaspase.
In the United States, our product candidates will be regulated as biological products, or biologics, which may subject them to competition sooner than we currently anticipate.
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the 2010 enactments of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act (ACA), to establish an abbreviated licensure pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. “Biosimilarity” means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency of the product. To meet the higher standard of “interchangeability,” an applicant must provide sufficient information to show biosimilarity and demonstrate that the biological product can be expected to produce the same clinical result as the reference product in any given patient and, if the biological product is administrated more than once to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between the use of the biological product and the reference product is not greater than the risk of using the reference product without such alternation or switch.
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
Even though we have obtained orphan drug designation from the FDA and the European Commission for eryaspase for the treatment of pancreatic cancer, ALL and AML, we may not be able to obtain orphan drug marketing exclusivity for any of our other product candidates for other indications.
Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act (1983), the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Similarly, in the European Union, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000, as amended. This applies to products that are intended for a life-threatening or chronically debilitating condition and either the condition affects no more than five in 10,000 (5/10,000) persons in the European Union when the application is made or the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the European Union to justify the necessary investment. Moreover, in order to obtain orphan designation in the European Union, it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition authorized for marketing in the European Union, or if such a method exists, that the product will be of significant benefit to those affected by the condition. The EMA will reassess whether GRASPA® continues to meet the criteria for orphan drug designation in the European Union at the time it reviews a marketing authorization application for the product. If the EMA considers that GRASPA® no longer meets these criteria, for example, because it does not offer a significant benefit over existing therapies, it may propose that the European Commission revoke GRASPA®’s orphan drug designation prior to approval.
The European Commission has granted orphan drug designation for GRASPA® for the treatment of pancreatic cancer, ALL and AML, and the FDA has granted orphan drug designation for eryaspase for the same indications. We may seek orphan drug designation for our other product candidates, and with respect to other indications. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for that time period or the European Commission or any other medicines regulator in the European Union from approving a similar medicinal product. The applicable period is seven (7) years in the United States and usually 10 years in the European Union. The European Union exclusivity period can be reduced to six (6) years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. This exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.
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
In the European Union, GRASPA® contains a known active substance, which would undermine its data and marketing exclusivities; however, this will not affect GRASPA®’s orphan product exclusivity.
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
Because the active ingredient in GRASPA® is not a new active substance, the 10-year period of protection against generics and similar biological products is undermined. Competitors developing such products could receive European Union marketing authorizations and place their products on the European Union market within 10 years of GRASPA®’s own marketing authorization, if obtained.
However, if we still have orphan drug designation for GRASPA® in the treatments of pancreatic cancer, ALL and AML in the European Union at the time we receive marketing approval from the European Commission in these indications, we would still benefit from the independent period of market exclusivity afforded to orphan products. In the European Union, this is usually a period of 10 years from the date of marketing approval. The exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. During the orphan exclusivity period, regulators should not accept or approve applications for the approval of a similar medicine for the same therapeutic indication, unless the second product is demonstrably safer, more effective or otherwise clinically superior. Regulators may approve different products for the same condition as GRASPA®.
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
For example, in June 2019, we entered in an exclusive worldwide license agreement with SQZ Biotechnologies pursuant to which we and SQZ Biotechnologies will focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction. Our other main subcontractors and key partners include Établissement Français du Sang, the American Red Cross, the New York Blood Center, Medac GmbH, the German Red Cross Blood Donor Service and Catalent.
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
If we are unable to establish sales, marketing and distribution capabilities for our product candidates, through partnership with a third party, we may not be successful in commercializing those product candidates if and when they are approved.
We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. To achieve commercial success for eryaspase in TNBC and ALL, and to advance the BLA application that we currently expect to submit in the third quarter of 2022, we will need to establish a sales and marketing partnership to co-promote those products. We currently do not have sufficient marketing and sales capacities, and we have shifted our focus to finding one or more marketing partnerships, particularly in ALL. Our development and our ability to generate revenues may therefore depend on our capacity to enter into partnerships and commercialize our products on suitable terms.

The conclusion of a collaboration agreement include the following risks :
•the partnership: we may not be able to enter into an agreement on commercially reasonable terms (for example, we could be required to continue the development of a product candidate, even if the counterpart received under the partnership agreement is not sufficient to cover our costs);
•the partner: risks relating to our intellectual property rights being challenged, risk related to the partner in obtaining regulatory authorizations, risk related to the partner in the partner encountering difficulties or not putting in place all the resources necessary for the commercial success of our products, or conflicts arising between us and some partners. In particular, we cannot guarantee that none of our partners will design or seek to implement a commercial activity using products that compete with our products. Any failure, delay or default by the partner in the commercialization of eryaspase, particularly in ALL, would have an adverse effect on the revenues we could receive from the partnership.

If we are unable to find industrial partners in order to obtain financing and to benefit from their expertise and commercial structures already in place, the commercialization of eryaspase in ALL could be difficult or compromised, despite the potential approval. We will therefore need to incur additional expenses, mobilize management resources, recruit specific personnel, call upon new skills and take the time necessary to put in place the appropriate organization and structure to support the development of the product in accordance with applicable legislation and, more generally, to optimize its marketing efforts. There can be no assurance that we will be able to establish or maintain relationships with third parties to market its products. Such events could have a material adverse effect on the Company's business, prospects, results, financial condition and development.
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
We cannot be sure that coverage and reimbursement will be available for any potential product candidate that we may commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
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
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, the U.S. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how any such challenges and healthcare reform measures of the Biden administration will impact ACA and our business.
In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 have instituted, among other things, mandatory reductions in Medicare payments to certain providers. The Budget Control Act of 2011, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose implementing drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance on September 24, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until January 1, 2023. On November 20, 2020, the Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Moreover, in the EU some countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021 the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025.
We believe that pricing pressures at the federal and state levels in the United States, at national level in the European Union, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential product candidates that may be approved in the future at a price acceptable to us or any third parties with whom we may choose to collaborate. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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
The European Commission and FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long-term observational studies on natural exposure. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The European Commission and FDA impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market any of our product candidates for which we receive marketing approval for only their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the civil False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws. Post marketing regulations in the EU and in EU Member States also require specifications regarding promotion and advertising of prescription drugs.
The FDA, and national authorities in the individual EU Member States and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.
The FDA, the national authorities in the individual EU Member States, and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the European Commission, FDA or such other regulatory agencies as reflected in the product’s approved labeling. However, we may share truthful and not misleading information that is otherwise consistent with the product’s approved labeling. For example, if we receive marketing approval for eryaspase, physicians, in their professional medical judgment, may nevertheless prescribe eryaspase to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition. In addition to European legislation, each EU Member State also enforce specific national laws regarding the regulation of promotional claims which may change depending of the country marketing.
Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability will depend, in part, on our ability to commercialize our product candidates in markets within and without the United States and the European Union. If we commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:
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
Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for eryaspase or any of our product candidates that are approved for commercialization in the future. In addition, there have been concerns for the overall stability and suitability of the euro as a single currency given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of Eurozone countries, the withdrawal of one or more member countries from the European Union, or the failure of the euro as a common European Union currency or an otherwise diminished value of the euro could materially and adversely affect our future product revenue from European Union sales of our products.
3.D.5.Risks Related to the Production and Manufacturing of our Product Candidates and Future Products, if Any
Our production capacity could prove insufficient for our needs.
Our production capacity may prove insufficient in the future to meet the growth of our business, including producing sufficient quantities of product candidates for preclinical studies, clinical trials and, ultimately, our customers and distributors. Although we have extended our production capacity for our current clinical trials and a potential commercial launch, if approved, with the extension of our manufacturing facility in Lyon, France and we have concluded a commercial supply arrangement with Catalent (as defined below) for the supply of eryaspase in the United States, there is no guarantee that we will or have properly estimated our required manufacturing capacities or that the third parties we rely on to provide required machinery and materials for the manufacturing process will be able to perform on our proposed timelines or meet our manufacturing demands, if at all. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production.
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
With regard to the supply of red blood cells, we rely on the New York Blood Center and the American Red Cross in the United States and the French Blood Agency (Établissement Français du Sang) and the German Red Cross Blood Donor Service in the European Union. The French Blood Agency (Établissement Français du Sang) is the sole operator in its territory for blood transfusions and is in charge of satisfying national needs for blood products. Although we have entered into agreements with the New York Blood Center, the American Red Cross, the French Blood Agency (Établissement Français du Sang) and the German Red Cross Blood Donor Service related to the supply of those materials, the supply could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If we lose key suppliers or the supply of materials is diminished or discontinued, or in the event of a major or international crisis impacting blood banks and the practice of blood donation, we may not be able to continue to develop, manufacture and market our product candidates or products in a timely and competitive manner.

In addition, these materials are subject to stringent manufacturing processes and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect our ability to complete trials and commercialize our products in a cost-effective and timely manner. If we encounter difficulties in the supply of these materials, chemicals or biological products, or if we were not able to maintain our supply agreements including the commercial supply arrangement with Catalent (as defined below), or establish new supply agreements in the future, our product development and our business prospects could be significantly compromised.
Our manufacturing facilities are subject to significant government regulations and approvals. If we or our third-party manufacturers fail to comply with these regulations or maintain these approvals, our business will be materially harmed.
We currently manufacture our product candidates for use in the European Union in our facility in Lyon, France. In addition, we have entered into agreements with the American Red Cross, the French Blood Agency (Établissement Français du Sang), the German Red Cross Blood Donor Service and the New York Blood Center to produce eryaspase for use in our clinical trials in the European Union and in the United States and we built a U.S. manufacturing facility in Princeton, New Jersey (the “Princeton Facility”), which began producing eryaspase for use in our U.S clinical trials in the fourth quarter of 2019. In April 2022, we sold the lease for the Princeton Facility and certain assets and inventory of materials located thereat to Catalent Princeton, LLC (“Catalent”) pursuant to an asset purchase agreement. In connection therewith, we entered into an interim supply agreement with Catalent under which Catalent agreed to manufacture and supply us with eryaspase for our clinical and commercial uses of eryaspase in the United States. We also have an agreement with Medac to provide us with L-asparaginase for use in our production of eryaspase. We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP, as part of our clinical trials. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products.
Failure to comply with applicable regulations could also result in the European Commission, FDA, the national authorities in the individual EU Member States, or other applicable regulatory authorities taking various actions, including:
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
Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing approval in the United States, the European Union or elsewhere, our suppliers will have to pass an audit by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such audits, and the audits and any audit remediation may be costly. Failure to pass such audits by us or any of our suppliers would affect our ability to commercialize our product candidates in the United States, the European Union or elsewhere.
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
As of December 31, 2021, we had 181 employees, and we expect to increase our number of employees and the scope of our operations. To manage our development and expansion, including the potential commercialization of our product candidates in the European Union and the United States, we will need to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.
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
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and amounted to €3.9 million, €3.4 million and €3.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities. Should the French tax authorities be successful, the CIR representing the majority of the our operating revenues (92% of revenues for the year ended December 31, 2020 and more than 90% for the years ended December 31, 2019 and December 31, 2021), our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

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
The global outbreak of the COVID-19 coronavirus and the apparition of new variants such as Omicron continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the European Union, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the European Union, the United States and other countries to contain and treat the disease such as the lockdown measures put in place in most countries. Further, the adverse effect on the financial markets, on the market price of our ADSs and/or ordinary shares, is unknown. To date, the global economy remains heavily impacted by the outbreak of the COVID-19 coronavirus. We believe that the recently emerged variants of the Covid-19 coronavirus are not likely to modify the risks as described above.
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
We are a company based in France with international operations, including in the United States. A significant portion of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•differing regulatory requirements for drug approvals in non-U.S. countries;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•potentially reduced protection for intellectual property rights;
•difficulties in compliance with non-U.S. laws and regulations;
•changes in non-U.S. regulations and customs, tariffs and trade barriers;
•changes in non-U.S. currency exchange rates of the euro and currency controls;
•changes in a specific country's or region's political or economic environment, including the withdrawal of the United Kingdom from the EU;

•trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
•differing reimbursement regimes and price controls in certain non-U.S. markets;
•negative consequences from changes in tax laws;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires, or public health emergencies, such as the novel COVID-19 coronavirus.
In late February 2022, Russian military forces launched a significant military action against Ukraine (the “Russia-Ukraine crisis”), and sustained conflict and disruption in the region is likely. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could damage or disrupt international commerce and the global economy, and could have a material adverse effect on our business and results of operations.
While our business and operations are currently not impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis. Consequences of the Russia-Ukraine crisis could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. There can be no assurance that the Russia-Ukraine crisis, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.
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
As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs.
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
Our current growth strategy could involve plans to acquire companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. If such acquisitions were to become necessary in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

European Union data processing is governed by restrictive regulations governing the collection, processing, and cross-border transfer of personal data.
The collection and use of personal data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal data relating to identifiable individuals and securing transfers of such data outside the European Economic Area including to the United States, providing information to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, conducting record-keeping and,where applicable, appointing data protection officers, conducting data protection impact assessments. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. The GDPR applies across the EEA and, by virtue of the UK GDPR in the United Kingdom, in a broadly uniform manner. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions. In the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the EEA member states may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition. Moreover, in some EEA member countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect our business, or even lead to penalties related to breach of security of personal data.
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
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the CMS payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistances and nurse practitioners) and teaching hospitals, as well as certain ownership and investment interests held by physicians or their immediate family members;
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
•the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. PHC), which contains provisions regarding transparency of fees received by some healthcare professionals or social media influencers from industries, such as companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) or services related to these products in France. According to the provisions, these companies shall publicly disclose (on a specific public website available at www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals or social media influencers amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional or social media influencers, etc.); and
•the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to, but not only, healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or awards are lawful, notably the authorization of the Conseil National de l'Ordre des Médecins (CNOM) if the financial counterpart is higher than a certain amount, this limit being different according to the nature of the benefit concerned.
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
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of CMS, European Commission, EMA, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.
Changes in European Union regulations may limit our ability to attract and obtain additional financing sources outside France.
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
The Decree of July 22, 2020, as extended by the decree n° 2021-1758 of December 22, 2021, currently provides that this new 10% threshold will be effective until December 31, 2022 and a fast-track review procedure for foreign investments exceeding this threshold.
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
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to proposals made by the Biden administration, the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) changes in corporate tax rates, the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, including foreign earnings, the realization of net deferred tax assets relating to our operations, and the deductibility of expenses. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax laws, regulations, policies or practices, could affect our financial position, including the value of our deferred tax assets, and overall or effective tax rates in the future in countries where we have operations, result in significant one-time charges, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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
•or others may identify prior art or other bases which could invalidate our or our licensors’ patents.
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
The market price for our ADSs and ordinary shares has fluctuated and is likely to continue to fluctuate, substantially. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that in some instances is unrelated to the operating performance of particular companies. For example, on the day we announced our positive Phase 2b clinical trial results evaluating eryaspase in metastatic pancreatic cancer in March 2017, the closing price per ordinary share on Euronext Paris increased by 71% compared to the average of the closing price per ordinary share for the previous 20 trading days. Conversely, on the day we announced the negative results of our TRYbeCA-1 Phase 3 clinical trial in October 2021, the share price decreased by 39% compared to the average of the closing price per ordinary share for the previous 20 trading days. A significant decrease in our share price could have a significant adverse effect on our financial condition, reputation and prospects.
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
As of December 31, 2021, our executive officers, directors, current 5% or greater shareholders and their respective affiliated entities, including BVF Partners L.P and Armistice Capital LLC, together beneficially owned approximately 25% of our ordinary shares (including ordinary shares in the form of ADSs). As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.
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
As of December 31, 2021, 31,018,553 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.
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
We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. In addition, Nasdaq Marketplace Rule 5635 requires a U.S. domestic listed company to obtain shareholder approval: (1) prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer; (2) prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the issuer alone, or together with sales by its officers, directors or substantial shareholders, of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value; and (3) prior to the issuance of securities when an equity compensation arrangement is made or materially amended, including prior to the issuance of common stock to the issuer’s officers, director, employees or consultants for less than the greater of book or market value. While French law requires a French company to obtain prior shareholder approval to issue shares, its shareholders may pre-authorize the company’s board of directors to issue shares such that shareholder approval is not required at the time of issuance.

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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
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
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, allocations of income with respect to any partnership, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders (as defined below under “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations”) of our ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”
The annual determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations. For instance, whether we are a PFIC will depend on the composition of our income (including whether we will receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC rules). Whether we are a PFIC also will depend on the composition and value of our assets, including goodwill, which may be determined in large part by reference to the market value of our ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents, which may depend on how quickly we utilize our cash proceeds from our global offerings in our business, we may be more likely to be characterized as a PFIC. Based on the composition of our gross income, assets, activities and market capitalization and the nature of our business and due to fluctuations in our stock price, we believe that we may have been characterized as a PFIC for our taxable year ending December 31, 2021. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, we cannot provide any assurances, and our U.S. counsel expresses no opinion, with respect to our PFIC status for any taxable year.
If a U.S. holder is treated as owning at least 10% of our ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder (as defined below under “Item 10. E. Taxation—Material U.S. Federal Income Tax Considerations”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs, such U.S. holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (ERYTECH Pharma, Inc.), if we were to form or acquire any non-U.S. subsidiaries in the future, they may be treated as controlled foreign corporations. A U.S. shareholder of a controlled foreign corporation will be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist U.S. holders in determining whether any non-U.S. subsidiaries that we may form or acquire in the future would be treated as a controlled foreign corporation or whether such U.S. holder would be treated as a U.S. shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. holder that is a U.S. shareholder the information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting and tax paying obligations may subject a U.S. holder that is a U.S. shareholder to significant monetary penalties and may prevent from starting the statute of limitations with respect to such U.S. holder's U.S. federal income tax return for the taxable year in which such obligations was required. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate these material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the trading price of our ADSs or ordinary shares.
We have identified one material weakness in our internal control over financial reporting as of December 31, 2018, which has not been remediated as of December 31, 2021. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
If we are unable to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.
As of December 31, 2019 and December 31, 2020, we concluded that our internal control over financial reporting was not effective as a result of two material weaknesses in our internal control over financial reporting related to: (i) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary.
In connection with our assessment as of December 31, 2021, our management concluded that the material weakness related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary had been remediated. However, we concluded that that the material weakness related to the monitoring of research and development projects was not fully remediated.

During 2021, we continued to strengthen our internal controls over research and development financial information, in particular we finalized the implementation of controls designed to track actual costs incurred against invoices received, in order to better detect and correct errors. During 2021, we also trained personnel on internal controls over complex processes.
We believe the remediation measures described above improved the reliability of financial information related to research and development. Nevertheless, our management identified that the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received did not operate at a sufficient level of precision. Management considers this control has to be redesigned to fully remediate the material weakness.
To further improve our internal control over financial reporting and to specifically address the control deficiency that led to our material weakness, we plan to deploy remediation efforts focused on reinforcing:
•controls over our research and development financial information, including redesigning our key control over the reconciliation of invoices received with estimated hospital costs incurred related to clinical trials sponsored by the Company so that it can operate at an appropriate level of precision to detect and correct errors.
We believe that these activities will further support the remediation of this material weakness. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiency that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the trading price of our ADSs or ordinary shares may decline as a result.
If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In connection with the preparation of our financial results for the year ended December 31, 2021, we identified one material weakness in our internal control over financial reporting. Our Management’s Report on Internal Control over Financial Reporting included in this Annual Report describes this material weakness and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weakness, we cannot assure you that these efforts will prevent restatements of our financial statements in the future. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.
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
Item 4.Information on the Company.
4.A.History and Development of the Company
Our legal and commercial name is ERYTECH Pharma S.A. We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts and in 2018, we entered into a lease agreement for a U.S. manufacturing facility in Princeton, New Jersey, United States (the “Princeton Facility”), which has been operational since the fourth quarter of 2019. In April 2022, we entered into an asset purchase agreement (the “Catalent Purchase Agreement”) by and among Erytech Pharma S.A., Erytech Pharma, Inc., Catalent Princeton, LLC (“Catalent”) and Catalent Pharma Solutions, Inc., pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility for Catalent’s use in the manufacture of our lead product candidate, eryaspase. In connection therewith, we also entered into an interim supply agreement with Catalent under which Catalent agreed to manufacture and supply us with eryaspase for our clinical and commercial uses of eryaspase in the United States.
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
Our actual capital expenditures for the years ended December 31, 2019, 2020 and 2021 amounted to €12.1 million, €0.4 million and €0.2 million, respectively. These capital expenditures were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.
4.B.Business Overview
4.B.1.Overview
We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS® platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBCs, we are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA®, targets the metabolism of cancer cells by depriving them of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of patients with severe forms of cancer, including acute lymphoblastic leukemia, or ALL, pancreatic cancer and triple negative breast cancer, or TNBC.
Since 2017, we supported a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. This trial evaluated the safety and pharmacological profile of eryaspase in ALL patients, who developed hypersensitivity reactions to prior asparaginase treatment or silent inactivation to pegylated L-asparaginase. In December 2020, positive results from the trial were presented at the American Society of Hematology 2020 Annual Meeting. The trial was conducted at 21 clinical sites in the Nordic and Baltic countries of Europe and enrolled 55 patients. The main objectives of the trial were the activity and safety of eryaspase. Both objectives were met. In July 2021, we announced a pre-BLA meeting with the U.S. Food and Drug Administration, or FDA to evaluate the possibility of pursuing regulatory approval for eryaspase in the United States in this indication based on this IST Phase 2 clinical trial. Based on the discussions and the totality of the information available to date, we believe our regulatory package can potentially support an approval of eryaspase in hypersensitive ALL patients. In July 2021, eryaspase was granted Fast Track Designation by the FDA for the treatment of ALL patients who have developed hypersensitivity reactions to E.coli-derived asparaginase. Pending successful completion of remaining steps, we anticipate filing a BLA in the third quarter of 2022.

In 2018, we initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer patients. Patient enrollment in this trial, which we refer to as the TRYbeCA-1 trial, began in September 2018 in Europe. We have obtained clinical trial authorizations in the United States and from 11 European Union countries and have conducted the clinical trial at close to 90 clinical sites. In April 2020, the FDA, granted eryaspase Fast Track Designation as a potential second-line treatment for patients with metastatic pancreatic cancer. Eryaspase has also received orphan drug designation for pancreatic cancer in both the United States and Europe. We completed the patient enrollment in the TRYbeCA-1 trial in December 2020. A total of 512 patients participated in the trial, slightly above the target enrollment of 482 patients. We reported top-line final results on October 25, 2021. The Phase 3 TRYbeCA-1 trial did not meet the primary efficacy endpoint of overall survival (OS). Nevertheless, a preliminary analysis of the results of a subgroup of patients indicated a potential efficacy signal for patients treated with eryaspase in combination with FOLFIRI chemotherapy cocktail. Potential continuation of development in pancreatic cancer was discussed with Key Opinion Leaders, who confirmed that further exploration of the combination of eryaspase with irinotecan- and fluoropyrimidine-based chemotherapy is of interest, and who recommended to consider further development in later lines of treatment.
We are also supporting a Phase 1 investigator-sponsored clinical trial, or IST, which we refer to as the rESPECT trial, evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line advanced pancreatic cancer patients. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of this trial. We announced the enrollment of the first patient in this trial in January 2021, and in October 2021, after review of the safety data of six additional patients comprising the second treatment cohort, we announced the determination of the maximum tolerated dose. In January 2022, encouraging data from the study were presented at the American Society of Clinical Oncology (ASCO GI) Gastrointestinal Cancers Symposium, A total of approximately 18 patients is expected to be enrolled in the trial at the maximum tolerated dose level. Reporting of final data is expected in the third quarter of 2022.
We launched a proof-of-concept Phase 2 clinical trial in TNBC in the European Union, which we refer to as the TRYbeCA-2 trial, in the fourth quarter of 2018. Following the publication of the negative results of the TRYbeCA-1 study, and with a goal of reducing costs and preserving cash flow, it has been announced in November 2021 that recruitment of new patients in this study will be stopped. The results from the patients enrolled prior to the end of recruitment in the TRYbeCA-2 trial to date are expected to be reported around mid-2022.
In addition to the encapsulation of L-asparaginase, we believe that our ERYCAPS® platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in RBCs and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We intend to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion. We have also developed two preclinical programs aimed at maximizing the value creation potential of our ERYCAPS® program, which we believe may result in attractive partnering opportunities: enzyme replacement and immune modulation. As part of our value creation strategy, in June 2019, we entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction.
Another use of the ERYCAPS® platform we are evaluating consists of deriving extracellular vesicules from red blood cells that were loaded with therapeutic compounds (ERYCEVTM). We successfully produced extracellular vesicules loaded with STING agonists that exerted measurable in vitro biological effects, the results of which were presented at the annual conference of the European Red Cell Society (ERCS) in April 2022. Exosomes and extra-cellular vesicules have recently attracted much attention as they have been shown to transport a variety of active cargoes (such as nucleic acids, proteins, lipids, metabolites) from donor to recipient cells.
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

Develop eryaspase for the treatment of oncology indications
Based on the results of scientific publications and preclinical studies, as well as our clinical trials to date, we believe that targeting the asparagine metabolism of cancer cells could potentially slow down or halt the growth of different tumor types. Based on these results, we are conducting clinical trials and are planning to seek regulatory authorizations for eryaspase for the treatment of certain selected oncology indications. Current development tracks are in:
•ALL: Following positive results in December 2020 of the Phase 2 clinical trial initiated and sponsored by NOPHO, we are currently evaluating the possibility of pursuing regulatory approval in the United States based on the results of this Phase 2 trial and previous trials conducted in ALL. In June 2021, we met with the FDA to discuss a potential BLA submission. Based on the discussions and the totality of the information available to date, we believe our regulatory package can potentially support an approval of eryaspase in hypersensitive ALL patients. Pending successful completion of remaining steps, we anticipate filing a BLA in the third quarter of 2022.
•In pancreatic cancer: following the results of the TRYbeCA-1 and rESPECT clinical trials presented at ASCO GI in January 2022, we are evaluating a potential development pathway for eryaspase in pancreatic cancer. In addition, patient enrollment in the rESPECT study is continuing at the maximum tolerated dose of 100 U/kg with a goal of enrolling a total of 18 patients.
•TNBC: We launched our Phase 2 proof-of-concept clinical trial initiated in the European Union during the fourth quarter of 2018. The results from the patients enrolled in the TRYbeCA-2 trial to date are expected to be reported around mid-2022.
Leverage our ERYCAPS® platform to develop additional innovative and novel red blood-cell based therapeutics targeting cancer and orphan diseases
In addition to encapsulating L-asparaginase, the active ingredient in eryaspase, we plan to leverage the broad applicability of our ERYCAPS® platform to develop additional product candidates that use other therapeutic drug substances. We intend to continue to work on the development of our methionine depletion program in the future, subject to future financial resources and business strategy, but are not currently devoting significant financial resources due to other strategic priorities. We are also evaluating other cancer metabolism targeting enzymes such as arginine-deiminase. In addition to our developments in cancer metabolism, we are also evaluating other therapeutic approaches such as cancer immunotherapy, enzyme replacement therapies for metabolic diseases as well as the use of vesicles derived from red blood cells as a new approach to drug administration in view of potentially establishing partnering options. To support this strategy, we intend to continue to seek robust worldwide intellectual property protection for our ERYCAPS® platform and our resulting product candidates.
Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS® platform
We seek to maximize shareholder value from our proprietary ERYCAPS® platform technology through a combination of in-house development and well-selected partnering opportunities in development and commercialization. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and distribution of our product candidates for specified indications and in specified territories where appropriate. The licensing agreement signed in June 2019 with SQZ Biotechnologies for the immunomodulation therapeutic approach, as well as the conclusion of an interim supply agreement for the clinical and commercial supply of eryaspase with Catalent, are an illustration of this strategy of creating value through partnerships. We may also explore co-development or out-licenses of our platform technology to third parties and the creation of spin-out companies. As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several strategic options to leverage our ERYCAPS® platform, our development and manufacturing capabilities and our commercialization strategy through complementary assets and/or larger transactions. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of approved products.
4.B.3.Our ERYCAPS® Platform Technology
Our ERYCAPS® platform uses our proprietary technology to entrap active drug substances inside red blood cells using reversible hypotonic and hypertonic osmotic stress. Our platform technology uses transfusion-grade, standard packed red blood cells of all four blood groups (O, A, B and AB) from blood donors which we obtain from blood banks. We match the red blood cells used to the blood type of the patient receiving treatment. To allow the therapeutic compounds to enter into the red blood cells, we subject the red blood cells to a hypotonic solution. This causes swelling of cells and opening of pores in the cellular membrane. At this time, therapeutic molecules can enter the red blood cells. Once the desired concentration of molecules is reached inside the red blood cells, we subject the red blood cells to a hypertonic solution to restore the osmotic pressure to normal. This step causes water to flow out of the cell and the pores to close, rendering the cellular membrane impermeable to molecules above a specific size, including the molecules that have been trapped inside the cell.

The extent to which a red blood cell can swell, known as osmotic fragility, is not uniform and varies between packages of red blood cells. When we obtain a package of red blood cells from a blood bank, we measure a number of key hematological parameters, including the osmotic fragility of the particular sample. Based on the level of osmotic fragility measured, we are able to calculate the specific amount of osmotic pressure to apply in order to achieve the desired concentration of drug substance in each production batch. This patent-protected process allows us to reduce variations in the amount of drug substance to be encapsulated, which ensures that quantifiable amounts of drug substance can be captured in each batch. Our expertise in understanding osmotic fragility and optimizing the red blood cell encapsulation parameters is the cornerstone of our proprietary ERYCAPS® platform.
We believe that our ERYCAPS® platform technology is an innovative approach that offers several key potential benefits:
•Prolonged duration of activity. Red blood cells are biocompatible carriers that have a half-life of approximately one month in the body, and this duration of activity appears not to be significantly affected by our proprietary encapsulation process. This long half-life, coupled with the protection from the cellular membrane, allows encapsulated therapeutic drug substances to remain in the body longer, thereby increasing the duration of their therapeutic activity and their potential efficacy with lower administration doses and fewer injections. It has been shown that the encapsulation of L-asparaginase allows to extend its half-life from one day for free-form L-asparaginase to approximately two to three weeks for the encapsulated form.
•Decreased risk of side effects. The red blood cell membrane protects the body from toxicities associated with the trapped drug substance, which reduces the potential for adverse side effects from the drug.
•High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner. At our cGMP-certified production facilities, the process for delivering eryaspase to patients typically takes approximately 24 hours from the start of production to delivery of the product candidate to the hospital. We have produced over 5,500 bags of eryaspase to date for use in clinical trials, and we estimate our current expanded Lyon production facility and our interim supply agreement with Catalent will be sufficient to establish supply for our ongoing clinical trials, as well as commercial needs of eryaspase, if we receive the appropriate marketing authorizations.
•Stability and ease of administration. After manufacturing and release of the product, eryaspase has shown to remain stable for five days in refrigeration including up to six hours at room temperature. This allows hospital staff to proceed with the administration at the best time and to maintain control of the treatment administration process
•Broad applicability. Our initial efforts have focused on encapsulating enzymes, such as L-asparaginase, that deplete nutrients necessary for the growth and proliferation of tumor cells, resulting in their starvation and death. Based on our preclinical studies and clinical experience to date, we believe that a variety of additional therapeutic molecules can be encapsulated within red blood cells to induce tumor starvation, both for blood cancers and solid tumors. We focus on the use of our platform in oncology, immuno-oncology and enzyme disorders.
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

4.B.4.Our Pipeline
4.B.5.Our Lead Product Candidate Eryaspase—A Unique Approach to Cancer Treatment
Eryaspase, our first product candidate developed using our proprietary ERYCAPS® platform consists of the enzyme L-asparaginase encapsulated inside erythrocytes, or red blood cells. L-asparaginase breaks down asparagine, a naturally occurring amino acid, into L-aspartic acid and ammonia. Asparagine is naturally produced by healthy cells in the body for their own use in protein synthesis. Cancer cells also need asparagine to grow and proliferate, even more than normal cells, but most cancer cells cannot produce enough asparagine and must rely on circulating asparagine to survive. Injection of L-asparaginase, either by intravenous or intramuscular modes of administration, can lower asparagine levels throughout the body, thereby depriving cancer cells of a key nutrient and causing them to starve and ultimately die. The use of L-asparaginase to deplete asparagine is a well-established treatment for ALL patients, and in particular, pediatric ALL patients. However, important side effects including allergies, coagulation disorders, pancreatic and hepatic toxicities can limit treatment compliance, particularly in adults, limiting the potential use of current, non-encapsulated L-asparaginases beyond ALL. We believe that encapsulating L-asparaginase in red blood cells, utilizing our proprietary ERYCAPS® platform, reduce the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been administered to more than 640 patients in clinical trials and compassionate use programs to date.
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

The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of eryaspase (GRASPA®)
The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.
Completed clinical trials

PHASE	TRIAL REFERENCE	# OF PATIENTS ENROLLED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Efficacy (progression-free survival or overall survival) and safety of eryaspase in combination with chemotherapy	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	•Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dose	25 / 50 / 100 / 150 U/kg	EU	Non- randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	•Mean duration (days) of ASNase activity >100 U/L •Incidence of allergic reactions (induction phase)	150 U/kg	EU	Randomized, open label
2a	GRAALL SA2-2008	30	55+	First-line	•Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	•Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 U/ kg	EU	Randomized, open label
1/2	GRASPALL 2012-09	14	18+	First-line	•Determination of the MTD and recommended Phase 3 dose	50 / 100 / 150 / 200 U/ kg	US	Non- randomized, open label
1	GRASPALL 2012-10-EAP	18	Up to 55	At risk - all lines	•Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label
2	NOPHO	55	1 to 45	Second-line post PEG-asparaginase	•PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label
Acute Myeloid Leukemia
2b	ENFORCE 1	123	65 to 85	First-line, unfit	•Overall survival	100 U/ kg	EU	Multicenter, open label, randomized, controlled

On going clinical trials

PHASE	TRIAL REFERENCE	# OF PATIENTS PLANNED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Solid Tumors
1	STUDY00002008 (rESPECt)	12-18 (max 21)	18+	First line patients with locally advanced and metastatic pancreatic cancer	Determination of the MTD, tolerability and safety of eryaspase in combination with the dose-modified FOLFIRINOX	25 / 50 / 75 / 100 U/Kg	US	Single arm, Open label
3	TRYbeCA-1	512*	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Overall survival	100 U/kg	EU/US	Open label, randomized
2	TRYbeCA-2	27*	18+	Metastatic or locally recurrent Triple-Negative Breast Cancer / 1st line	•Objective response rate determined by an independent radiological review	100 U/kg	EU	Open label, randomized 1:1 (chemotherapy ± eryaspase)
*Enrollment for these clinical trials is completed at the date of this Annual Report. The figures represent the number of patients effectively enrolled.
Eryaspase for the Treatment of Acute Lymphoblastic Leukemia (ALL)
We were previously developing eryaspase, or GRASPA®, for the treatment of children and adults with ALL in combination with chemotherapy. We started the development of eryaspase in ALL in 2005 with a Phase 1 clinical trial in patients with relapsed and refractory ALL. The clinical trial was completed in 2009. We also completed a Phase 2 study in elderly patients with ALL in 2010. We have completed five clinical trials in ALL in Europe and in the United States in which a total of 166 patients with ALL were enrolled, of which 132 patients were treated with eryaspase.
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
In 2014, we completed a phase 2/3 clinical trial in 80 children and adults with relapsed ALL in which we evaluated the safety and efficacy of GRASPA® compared to free-form L-asparaginase derived from the bacteria E. coli, also known as native L-asparaginase. In this European trial, patients without a history of allergies to native L-asparaginase treatments were randomized to receive standard chemotherapy plus either GRASPA® or native L-asparaginase. Patients with a known allergy to native L-asparaginase treatments were treated with standard chemotherapy plus GRASPA®. The trial achieved both of its primary endpoints:
•Lower Incidence of Allergic Reactions. Among the non-allergic patients, none of the 26 patients treated with GRASPA® experienced an allergic reaction during the induction phase, compared to 13 patients out of 28, or 46%, of those treated with native L-asparaginase in the control group.
•Superior Duration of L-Asparaginase Activity. Among the non-allergic patients, the patients treated with GRASPA® maintained a mean duration of L-asparaginase activity above 100 U per liter for 18.9 days, with at most two injections during the first month of treatment. This result compared to a mean duration of activity of 8.5 days in the control group, who received up to eight injections of native L-asparaginase.

Eryaspase or GRASPA® was also observed to have an improved clinical benefit as compared to native L-asparaginase based on its achievement of the secondary efficacy endpoints:
•Higher Complete Remission Rate. At the end of the induction phase, the non-allergic patients in the GRASPA® treatment arm, or 76%, had achieved complete remission, or the disappearance of all signs of cancer in response to treatment, as compared to 46.4%, in the control arm. Among the allergic patients, 60% achieved complete remission after treatment with GRASPA®.
•Improved Minimal Residual Disease Rate. Among the non-allergic patients, nine out of 26, or 35%, achieved low levels of residual leukemic cells classified as minimal residual disease, or MRD, at the end of the induction phase, as compared to seven out of 28, or 25%, of those in the control group. Among the allergic patients, six out of 26, or 23%, achieved MRD after treatment with GRASPA®.
•Improved Overall Survival Rates. 12-month overall survival rates among the non-allergic patients treated with GRASPA® were 76.9%, compared to 67.9%, for those in the control group. 12-month overall survival in the allergic group of patients was 50%. Based on three years of follow-up, a nominal improvement of overall survival was observed (HR = 0.73).
Treatment with GRASPA® was generally well tolerated. Drug-related adverse events generally consisted of allergic reactions, clotting problems, liver toxicities and pancreas disorders. None of the 52 patients receiving GRASPA® during the Phase 2/3 trial had an adverse event leading to discontinuation of the trial, as compared to 13 out of the 28 patients, or 46%, in the control arm. A total of three patients out of the 52 patients treated with GRASPA® during the trial experienced serious adverse events determined to be drug-related.
Based on the positive efficacy and safety results from our Phase 2/3 pivotal trial, we submitted a Marketing Authorization Application, or MAA, to the EMA for GRASPA® for the treatment of relapsed or refractory ALL in September 2015. Following discussions with the EMA, we withdrew the MAA in November 2016. We conducted activities designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant L-asparaginase, and resubmitted an MAA in October 2017. In June 2018, based on feedback from the EMA and FDA, it appeared that significant additional investment would be required in order to seek regulatory approval of eryaspase for the treatment of ALL. In the context of the rapidly changing and increasingly competitive landscape with newly-approved treatment options for ALL, the regulatory feedback and what we observed to be a limited market opportunity for eryaspase in ALL, we elected to withdraw our MAA in Relapse and Refactory ALL in the second half of 2018 to focus our development efforts on solid tumors. Despite this shift in focus, we continue to support the investigator-sponsored trial initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO to evaluate eryaspase (GRASPA®) in ALL patients who have developed hypersensitivities to E-coli derived asparaginase. The trial protocol was amended in 2019 to increase the number of patients to be recruited up to 50 patients. The main objectives of this trial were to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. The study, conducted by NOPHO through 21 clinical sites in the Scandinavian and Baltic countries, included 55 patients. The enrollment has been completed in August 2020. Preliminary results were presented in March 2020 at the NOPHO Annual Meeting and final positive resultats were presented in December 2020 at the American Society of Hematology 2020 Annual Meeting. The primary objectives of the study were the activity and safety of eryaspase. Both objectives were met. Eryaspase demonstrated sustained asparaginase enzyme activity above the 100 U/L threshold at trough levels 14 days after the first administration by 54 of 55 treated patients. Eryaspase was generally well tolerated when combined with chemotherapy, and nearly all patients were able to receive the scheduled doses of asparaginase (median of 5 doses per patient). Of the 55 patients, only two patients had a severe allergic reaction and discontinued eryaspase.
We are in discussions with the FDA to evaluate the possibility of pursuing regulatory approval for eryaspase in the United States in this indication based on this IST Phase 2 clinical trial. In April 2021, we announced that we requested a pre-BLA meeting to discuss a potential BLA submission. The pre-BLA meeting took place in June 2021. Based on the discussions and the totality of the information available to date, we believe our regulatory package can potentially support an approval of eryaspase in hypersensitive ALL patients. Pending successful completion of remaining steps, we anticipate filing a BLA in the third quarter of 2022. In July 2021, eryaspase was granted Fast Track Designation by the FDA for the treatment of ALL patients who have developed hypersensitivity reactions to E.coli-derived asparaginase.
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
The interim analysis was triggered when two-thirds of the total number of events had occurred (i.e. two-thirds of the number of deaths required to make the final analysis of the overall survival in the trial) have occurred. Those events have been reached in October 2020. We published the results from the interim superiority analysis on February 8, 2021. This is the third review by the IDMC of the safety data of the patients enrolled and treated in the trial. The prior reviews took place at 150, 199 and 320 patients, respectively. No safety issues were identified and the IDMC recommended that we continue the trial as planned. Trybeca-1 has reached the 390th event required for our Final Analysis in May 2021. We have announced final results in October 2021. The trial did not meet its primary endpoint of overall survival. The prespecified subgroup of patients treated with eryaspase and an irinotecan-based chemotherapy demonstrated an interesting trend of survival benefit. Patients treated with eryaspase demonstrated superior disease control compared to patients treated with chemotherapy only. Other secondary endpoints showed nominal improvement. The safety profile of eryaspase was consistent with earlier clinical trials results and safety reviews. The clinical study report is currently being prepared and is expected in the first half of 2022.
Ongoing – rESPECT trial
rESPECT (STUDY00002008) is a proof-of-concept investigator initiated Phase 1 clinical trial initiated by the Georgetown Lombardi Comprehensive Cancer Center evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line metastatic or locally advanced pancreatic cancer patients. The US Food and Drug Administration (FDA) reviewed IND/Investigational New Drug application and cleared the study to proceed enrolling patients in December 2019. The first patient was enrolled in January 2021. In October 2021, after review of the safety data of six additional patients comprising the second treatment cohort, we announced the determination of the maximum tolerated dose at 100 U/kg. The study has enrolled 11 patients thus far, and is still open for enrollment with a goal of enrolling a total of 18 patients.
In January 2022, encouraging data from the study were presented at the American Society of Clinical Oncology (ASCO GI) Gastrointestinal Cancers Symposium.
Next steps in pancreatic cancer:
•rESPECT trial: continue enrollment on rESPECT to further evaluate efficacy.
•We will continue to evaluate the path forward for potential further clinical development focused on evaluating eryaspase in combination with fluoropyrimidine-and irinotecan-based chemotherapy.
Both the FDA and the European Commission have granted orphan drug designation for eryaspase or GRASPA® for the treatment of pancreatic cancer. Orphan drug designation provides manufacturers with research grants, tax credits and eligibility for marketing exclusivity of up to seven years in the United States and 10 years in the European Union.
Ongoing and Planned Clinical Development in Triple Negative Breast Cancer and Other Solid Tumors
Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications and selected metastatic TNBC as the next indication to evaluate in order to expand the potential use of eryaspase in solid tumors. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen and progesterone receptors and do not overexpress HER2. Scientific literature estimates that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a Phase 2 proof-of-concept clinical trial in this indication in the European Union, which we refer to as the TRYbeCA-2 trial. The trial was open for enrollment in three European Union countries and we announced enrollment of the first patient in June 2019. The TRYbeCA-2 trial was designed to evaluate eryaspase in combination with gemcitabine and carboplatine chemotherapy, compared to chemotherapy alone in approximately 64 patients, with previously untreated metastatic TNBC. Following the negative results of the TRYbeCA-1 study announced in October 2021, we have made a strategic decision to cease further enrollment in the TRYbeCA-2 trial. The trial had enrolled 27 patients, 26 of which had been treated. These existing patients will continue to be treated according to the protocol of the trial. The results from these patients enrolled in the TRYbeCA-2 trial to date are expected to be reported around mid-2022.
Planned Clinical Development in Other Solid Tumors
Preclinical work is ongoing to identify other relevant solid tumor indications, including a review of the use of the product candidate in combination with chemotherapy and immunotherapy compounds.
4.B.6.Other ERYCAPS® Development Programs
In addition to eryaspase, our product candidate based on L-asparaginase treatment, we believe that our ERYCAPS® platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.
Cancer Metabolism
In addition to our product pipeline centered on L-asparaginase treatment, we are using our proprietary patent-protected ERYCAPS® platform to identify additional enzymes that could induce tumor starvation. The TEDAC program intended to identify additional tumor starvation agents and to identify companion diagnostic tests. In preclinical studies performed under the TEDAC program, we have identified two other amino acids, methionine and arginine, and their respective enzymes, methionine-γ-lyase, or MGL, and arginine deiminase, or ADI, that we believe may be promising treatments when encapsulated inside red blood cells.
Enzyme Replacement
Outside of the oncology field, we also are studying the use of our ERYCAPS® platform to promote long-acting enzyme activity.
Enzyme replacement is a preclinical development program designed to use our proprietary ERYCAPS® platform for enzyme-based therapies beyond oncology. We encapsulate therapeutic enzymes inside donor-derived red blood cells using our proprietary ERYCAPS® platform in order to create product candidates to target certain metabolic diseases. We believe that the encapsulation of the therapeutic enzymes in the red blood cells may be able to reduce the potential for allergic reactions and to allow the therapeutic substance to remain in the body longer as compared to non-encapsulated enzymes.
Immune modulation
We demonstrated the proof of concept to encapsulate tumor antigens or adjuvants within red blood cells as an innovative approach to cancer immunotherapy.
Based on our preclinical research on immune modulation, we believe that encapsulated tumor antigens can be targeted to key organs, such as the spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers or to tolerance induction. In preclinical studies with three different antigens loaded in red blood cells, we have observed promising proof-of-concept data in three different tumor models. In these studies, we observed significantly increased antigen-specific CD8+ and CD4+ T-cell responses and delays in tumor growth when the encapsulated antigens were injected in mice with tumors, as compared to the injection of the unloaded antigens alone. As part of our value creation strategy, in 2019, we have granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen-specific immune modulating therapies employing RBC-based approaches. Combining SQZ’s proprietary and versatile cell engineering platform, Cell Squeeze®, with our intellectual property related to RBC-based therapeutics, rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications is envisaged.
Red blood cells derived vesicles
We are evaluating deriving extracellular vesicules from red blood cells loaded with therapeutic compounds (ERYCEV). We successfully produced extracellular vesicules loaded with STING agonists that exerted measurable in vitro biological effects, the results of which have been presented at the annual conference of the European Red Cell Society (ERCS) in April 2022. Exosomes and

extra-cellular vesicules have recently attracted much attention as they have been shown to transport a variety of active cargoes (such as nucleic acids, proteins, lipids, metabolites) from donor to recipient cells.
4.B.7.Manufacturing and Supply
We currently operate one manufacturing facility to manufacture our product candidates for Europe which is based in Lyon, France. This production facility complies with European cGMP. We have extended the capacity of our Lyon facility in July 2019 to ensure supply in our ongoing and future clinical trials, as well as anticipated early commercial needs, if eryaspase is approved for marketing. We believe our current leased space is sufficient to meet our current needs in the European Union.
For our clinical trials in the United States, we started manufacturing GMP-compliant batches out of our former manufacturing facility in Princeton, New Jersey in the fourth quarter of 2019. This Princeton Facility was designed with the ability to scale production to supply eryaspase to meet our anticipated clinical trial needs, including our supply requirements for U.S. patients in the ALL trial, and for our commercial needs in the United States if eryaspase is approved. In connection with the transition to our Princeton facility, we closed our small production facility in Philadelphia, Pennsylvania in January 2020. In April 2022, we entered into the Catalent Purchase Agreement, pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility for Catalent’s use in the manufacture of our lead product candidate, eryaspase. In connection therewith, we also entered into an interim supply agreement with Catalent under which Catalent agreed to manufacture and supply us with eryaspase for our clinical and commercial uses of eryaspase in the United States.
We believe our production facility in Lyon, France and our commercial supply agreement with Catalent will be sufficient to supply eryaspase for our ongoing clinical trials and for our commercial needs of eryaspase in the European Union and the United States, in the event we receive appropriate marketing authorizations.
In Europe, we purchase packed red blood cells from the French Blood Agency (Ėtablissement Français du Sang). In the United States, we have supply agreements with the American Red Cross and the New York Blood Center.
In the case of eryaspase, we have the manufacturing and logistics in place to deliver eryaspase to patients in approximately 24 hours from the start of production to delivery of the product candidate to the hospital. Once a prescription is written, we receive an order for eryaspase from the hospital. We then source a pack of red blood cells, compatible with the patient’s blood type, from one of our partner blood banks. After identification of the key parameters of the red blood cell unit, we encapsulate the L-asparaginase into the red blood cells using an automated process that takes three to eight hours. Before release, the product must meet a number of quality control specifications, including the number of red blood cells in the packed product, the level of L-asparaginase activity, the amount of extracellular L-asparaginase in the blood and the integrity of the container holding the red blood cells. We then deliver the product to the hospital using a third-party commercial overnight delivery service. We ship the product at a refrigerated temperature of between two and eight degrees Celsius, or approximately 36 to 46 degrees Fahrenheit. At this temperature, the product has been shown to remain stable for five days. Once removed and ready for administration, the product remains stable for six hours at room temperature.
In May 2011, we entered into a worldwide supply agreement, as subsequently amended on April 4, 2014 and July 25, 2016, which we refer to as the 2011 Medac Agreement, under which Medac has agreed to supply us with their new, recombinant free-form L-asparaginase, called Spectrila, for which Medac obtained a European Union marketing approval in 2016. The 2011 Medac Agreement includes an exclusivity period, starting from the date of commercial authorization of eryaspase/GRASPA® for a duration of five years. The term of the 2011 Medac Agreement is until December 2028, provided, that Medac is entitled, upon expiration of the five-year exclusivity period, to terminate the agreement, upon five years’ notice, in the event its supplier of the recombinant formulation of L-asparaginase discontinues supplying to Medac. The July 2016 amendment nullified the clauses providing that we could have been forced to refrain from any form of promotion of eryaspase/GRASPA® if such product was produced from a new formulation of asparaginase registered and marketed prior to eryaspase/GRASPA® as a first-line treatment. We are exclusively using this new recombinant formulation of L-asparaginase in eryaspase for new indications, including our ongoing clinical trials for pancreatic cancer, and no longer intend to use the native form of asparaginase for eryaspase.
4.B.8.Commercialization
As we move our product candidates through development toward regulatory approval in the United States and the European Union, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of the approved products. We generally expect to retain commercial rights to our product candidates, but we will also evaluate collaborative arrangements with third parties for the commercialization and distribution of our product candidates for specified indications and in specified territories where appropriate. We previously entered into collaborations with Teva for the distribution of GRASPA® as a treatment of ALL in Israel, and with Orphan Europe, part of the Recordati Group, for the distribution of GRASPA® as a treatment of ALL and AML in the European Union. As a consequence of our withdrawal of the MAA for ALL and our decision to focus on solid tumors, our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us. The agreement with Teva is still in effect, but, at this time, there are no current ongoing obligations under the agreement. With the exception of Israel, we have retained worldwide rights to commercialize eryaspase for the treatment of all indications, including ALL, pancreatic cancer and TNBC. We have retained worldwide commercial rights for all of our other product candidates.
4.B.9.Intellectual Property
Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 16 patent families we own in our own name with more than 310 granted patents, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED (OR ALLOWED/ACCEPTED)
RBC Encapsulation Platform	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, South Korea, India, Canada, Chile, Russia, Hong Kong, Mexico, GCC, Israel
Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, South Korea, China, India, United Arab Emirates, GCC, Russia, Canada, Hong Kong
Other Onco-metabolism	4	2026 2034 - 2035 2035 - 2036 2038	Europe, Japan, China, Canada, South Korea, Australia, United States, Hong Kong, Israel, Mexico, Russia, Singapore, GCC, Jordan
Rare Metabolic Disorders	3	2028 2033 - 2034 2037 - 2038	Europe, Israel, United States
Immunology	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, South Korea, Europe, United States, Japan, Canada, Hong Kong
Small Molecule	1	2028 - 2029	Europe, Israel, China, Australia, Singapore, South Korea, Canada, Hong Kong
RBC-derived vesicles (ERYCEV™)	1	2041	PCT pending
*This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe, Japan and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment (PTA) and/or patent term extension (PTE).
Of our 16 patent families, 14 patent families currently include at least one issued patent.
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
Our competitors may also succeed in obtaining European Commission, FDA or other regulatory approvals for their product candidates more rapidly than we are able to do, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.
Market acceptance of our product candidates will depend on a number of factors, including:
•potential advantages over existing or alternative therapies or tests;
•the actual or perceived safety of similar classes of products;
•the effectiveness of our sales, marketing, and distribution capabilities; and
•the scope of any approval provided by the FDA, the European Commission, or foreign regulatory authorities.
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
In ALL patients who develop hypersensitivity to PEG-asparaginase, other forms of asparaginase are major competitors for eryaspase. These products include mainly the free forms of asparaginase derived from Erwinia Chrysanthemi such as Rylaze® and Erwinase®/erwinaze® marketed by Jazz Pharmaceuticals and Clinigen respectively. Other product candidates based on the use of asparaginase have also been identified, namely products in preclinical phase, JZP341 from Jazz Pharmaceuticals and XoncaneTM, a biosimilar from the company Xbrane. It is therefore not excluded that other products competing with eryaspase may emerge for the treatment of ALL patients, and more specifically for the sub-population of patients hypersensitive to PEG-asparaginase.
In pancreatic cancer, eryaspase will be positioned as an adjunct to a standard chemotherapy regimen. In pancreatic adenocarcinoma, chemotherapy protocols based on gemcitabine (e.g. gemcitabine and nab-paclitaxel, Abraxane® from BMS) and fluoropyrimidine (e.g. FOLFIRINOX, composed of fluorouracil, leucovorin, irinotecan and oxaliplatin) are standard treatments for the treatment of first-line patients with metastatic disease.
As reported in October 2021, our Phase 3 TRYbeCA1 trial evaluating eryaspase in second-line metastatic pancreatic adenocarcinoma did not meet its primary endpoint of overall survival. A trend towards improved survival was observed in the prespecified subgroup of patients in which eryaspase was combined with a fluoropyrimidine- and irinotecan-based regimen (including the approved liposomal formulation of irinotecan, Ipsen/Servier’s Onivyde, in combination with flurouracil and leucovorin). The ongoing investigator sponsored Phase 1 rESPECT trial is evaluating the combination of eryaspase with modified FOLFIRINOX, a fluoropyrimidine- and irinotecan-based chemotherapy regimen as a first-line treatment for pancreatic cancer patients with locally advanced and metastatic disease.
If approved, we anticipate that eryaspase will be used in combination with fluoropyrimidine- and irinotecan-based regimens. We believe eryaspase has the potential to be seen as competitive to or as a combination partner for chemotherapy agents utilized for the treatment of pancreatic cancer. Eryaspase could potentially face competition from several investigational agents currently being evaluated in metastatic patients who have progressed on previous first-line chemotherapy. These therapeutics include glufosfamide (Eleison Pharmaceuticals), EndoTAG-1 (SynCore Biotechnology), SM-88 (Tyme Technologies), BL-8040 (BioLineRx), Nan Cancer Vaccine (ImmunityBio) and XB2001 (Xbiotech). Drugs currently under clinical evaluation in combination with standard chemotherapies in the first-line treatment of metastatic cancer are also competitors to eryaspase. These include NIS793 (Novartis), quemliclustat (Arcus Biosciences), zolbetuximab (Astella), pamrevlumab (FibroGen) and an electric field therapy (Novocure).
In TNBC, we expect eryaspase to be used in combination with various chemotherapy agents that are used to treat metastatic triple negative disease. Eryaspase could potentially face competition from small molecule poly-ADP ribose polymerase (PARP) inhibitors, including, but not limited to, AstraZeneca/Merck’s Lynparza® and Pfizer’s Talzenna®, which received FDA approval for the treatment of germline BRCA mutant metastatic breast cancer in 2018; PD-1/PD-L1 antibodies, including, but not limited to, Merck’s Keytruda® which was approved by the FDA and European Commission for metastatic TNBC in 2020 and 2021 respectively and Roche’s Tecentriq® which was approved by EMA for metastatic TNBC in 2019; Trop-2 directed antibody-drug conjugates (ADCs), including, but not limited to, Gilead Science’s Trodelvy® which was approved by the FDA and European Commission for previously treated metastatic TNBC in 2020 and 2021 respectively; and other compounds in development such as ipatasertib (Roche), capivasertib (AstraZeneca), ladiaratuzumab vedotin (Seattle Genetics) and trilaciclib (G1 Therapeutics).
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
Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In some instances, FDA may provide a condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval.
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
Once a BLA has been accepted for filing, which occurs, if at all, 60 days after the BLA’s submission, the FDA’s goal is to review BLAs within 10 months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening disease or condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The review process is often significantly extended by the FDA requests for additional information or clarification.
After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and effective for its intended use, and whether the product candidate is being manufactured in accordance with Good Manufacturing Practice or cGMP to assure and preserve the product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process.
The review and evaluation of a BLA by the FDA is extensive, time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.
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
An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the BPCIA 2009. Biosimilarity, which requires that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference product and the product can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.
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
The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. The Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency. Specifically, the new Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure via a single entry point, the "EU portal", the Clinical Trials Information System (CTIS); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I is assessed by the competent authorities of a reference member state selected by the trial sponsor largely of the type of clinical trial, risk-benefit analysis, and compliance with technical requirements. This assessment is then submitted to the competent authorities of all the concerned member states in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and ECs in each EU member state concerned. Individual EU Member States shall retain the power to authorize the conduct of clinical trials on their territory. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the individual clinical trial. If a clinical trial continues for more than three years from January 31, 2022 the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
European Union Marketing Authorizations
To obtain an MA for a product in the EU, an applicant must submit an MAA either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU member states (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.
Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP) is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA.
Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (not including clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU member state in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU member states who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU member state cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human (CMDh) for review. The subsequent decision of the European Commission is binding on all EU member states.
The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU member state to apply for this authorization to be recognized by the competent authorities in other EU member states. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU member states of the MA of a medicinal product by the competent authorities of other EU member states. The holder of a national MA may submit an application to the competent authority of an EU member state requesting that this authority recognize the MA delivered by the competent authority of another EU member state.
In principle, an MA has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU member state in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU member states may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU member state within three years after authorization ceases to be valid (the so-called sunset clause).
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. It permits increased interaction and early dialogue with companies developing promising medicinal products, to optimize their product development plans and speed up their evaluation to help the product reach patients earlier than normal. Product developers that benefit from PRIME designation are potentially eligible for accelerated assessment of their MAA although this is not guaranteed. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.
In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA, the MA will cease to be renewed.
An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the Union. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU member states. MA holders and/or manufacturing and import authorization (MIA) holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU member states’ requirements applicable to the manufacturing of medicinal products.
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for MA. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
Pediatric Development
In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU member states and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate (SPC) if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.
We do not currently know whether our product candidates will need to be covered by a PIP.
Orphan Medicinal Products
Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition.
In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.
Post-Approval Requirements
Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
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
In the EU, the advertising and promotion of medicinal products are subject to both EU and EU member states’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Other European Regulatory Matters
French Regulatory Framework
France: Clinical trials
General framework: In the European Union, the Clinical Trials Regulation (EU) No 536/2014, which entered into application on January 31, 2022, harmonizes and streamlines clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency in all EU Member States, including France.
In France, for example, Directive No. 2001/20/EC has been implemented by Law 2004-806 of August 9, 2004 regarding the public health policy and Decree 2006-477 of April 26, 2006, modifying the section of the Public Health Code, or PHC, on biomedical research. The Act of August 9, 2004 was notably amended by Law No. 2012-300 of March 5, 2012, or the “Loi Jardé,” related to biomedical research involving human subjects, and French Order No. 2016-800 of June 16, 2016 related to clinical trials of medicinal products for human use, which adapted French law to the new provisions of Regulation No. 536/2014 of the European Parliament and of the Council of April 16, 2014 related to clinical trials of medicinal products for human use, which repealed Directive 2001/20/EC. The Jardé Act was inapplicable for a long time, and applicable since November 18, 2016, date of its enforcement decree.
This Act specifies the modalities for carrying out research involving the human person. In particular, it specifies the definitions applicable to the various categories of research falling within its scope, the operation of the committees for the protection of persons (CPP), the procedures for requesting an opinion from the CPP and authorization from the ANSM, as well as the rules applicable to vigilance.
Applicable provisions: French Act No. 2012-300 of March 5, 2012, or the “Loi Jardé” related to research involving the human person, and French Order No. 2016-800 of 16 June 2016 related to research involving the human person have adapted French law to the new provisions of Regulation No. 536/2014. Article L. 1121-4 and L. 1123-8 PHC currently in force (as amended by Law 2004-806, Law 2012-300 Order 2016-800), establishes a system of prior authorization for interventional clinical trials only. This authorization is granted by the French Medicines Agency, or ANSM. The conduct of all clinical trials (interventional or not) also requires a favorable opinion of the competent Ethics Committee (Comité de protection des personnes – CPP).
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
The main French legislative and regulatory texts relating to the conduct of clinical trials have been largely codified in the French Public Health Code (Articles L. 1121-1 to L. 1126-12 and Articles R. 1121-1 to R. 1125-26 in particular, govern clinical trials involving human beings) and include:
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
•Decision of December 29, 2015 establishing the rules of Good Manufacturing Practice, as amended by Decision of November 26, 2020;
•Decision of November 24, 2006 establishing the rules for Good Clinical Practice;
•Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data;
•Law of January 6, 1978 on Information Technology, Data Files and Civil Liberties as amended and its implementing decrees; and
•Law No. 2018-493 of June 20, 2018 on the protection of personal data.
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
“Anti-gift”: The French Public Health Code also contains “anti-gift” provisions setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products, to healthcare professionals, with limited exceptions and strictly defines the conditions under which such payments or rewards are lawful. The provisions resulting from an Act No. 2011-2012 were amended by an Order No. 2017-49 of January 19, 2017 ratified by the Law 2019-774 of July 24, 2019 which notably extended their application to a broader range of legal and physical persons - including social media influencers, specified the scope of the operations excluded from the prohibition and those authorized under some conditions, and provided for a new authorization process. The changes of the “anti-gift” rules were aimed to enter into force on a date provided by decree or, at the latest, on July 1, 2018. In the absence of implementing texts to date, the new provisions (Articles L. 1453-3 to L. 1453-14 PHC) entered into force on July 1, 2018. A decree of August 7, 2020 sets out the amounts for which the benefit, depending on the benefit provided, is considered negligible and does not require any declaratory action. A second decree of August 7, 2020 defines the amounts above which the agreement is subject to an authorization regime, with amounts less than or equal to these amounts requiring a simple declaration. The decree also provide with the declaration schedule to the competent authority.
French Pharmaceutical Company Status
We have the regulated status of pharmaceutical manufacturing establishment, which allows us to manufacture our product candidates. Obtaining a pharmaceutical manufacturing establishment license, either as a distributor or as a manufacturer requires the submission of an application dossier to the ANSM. The application package will vary depending on the type of application (distribution license or manufacturing license). The ANSM grants such license after verifying that the company has adequate premises, the necessary personnel and adequate procedures to carry out the proposed pharmaceutical activities.
Reimbursement and Health Reform
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the case of GRASPA®, we have entered into distribution arrangements with Orphan Europe and Teva for marketing in Europe and Israel, respectively, and those third parties will be responsible for obtaining coverage and reimbursement for GRASPA® in those territories if it is approved. Our agreement with Orphan Europe was terminated in the first half of 2019 without financial consequences to us. The agreement with Teva is still in effect, but, at this time, there are no current ongoing obligations under the agreement. Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursement levels for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.
To secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA, European Commission, or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.
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
For example, the ACA has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, former President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact ACA.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, will stay in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose implementing drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance on September 24, 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers , the implementation of which have also been delayed pending review by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. As a result of litigation challenging the Most Favored Nation model, on December 27 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. In the EU some countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021 the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025.
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
•the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as certain ownership and investment interests held by physicians or their immediate family members;
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
4.C.Organizational Structure.
The following diagram illustrates our corporate structure:

4.D.Property, Plants and Equipment.
Our principal executive offices are located at 60 Avenue Rockefeller, 69008 Lyon, France. We lease office and laboratory space, which together consist of approximately 1,400 square meters, in Lyon, France. The lease for this facility expires in June 2024. In July 2019, we entered into another lease in Lyon, France for additional offices and laboratory space, which together will consist of approximately 3,000 square meters. The lease for this facility expires in June 2029, and we will have the ability to terminate the lease either in June 2025 or June 2028. We believe our current leased space is sufficient to meet our current needs in Europe.
In February 2016, we opened our U.S. office in Cambridge, Massachusetts. In 2018, we entered into a lease for 3,000 square meters of manufacturing and office space in Princeton, New Jersey, under a lease that expires in June 2029. The Princeton Facility became operational in the fourth quarter of 2019 and had been used to produce GMP-compliant batches since then. Following the opening of the Princeton Facility, we terminated our agreement with the American Red Cross for the use of a manufacturing facility in Philadelphia, Pennsylvania in January 2020. In April 2022, we entered into the Catalent Purchase Agreement, pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility for Catalent’s use in the manufacture of our lead product candidate, eryaspase. In connection therewith, we also entered into an interim supply agreement with Catalent under which Catalent agreed to manufacture and supply eryaspase to us for our clinical and commercial uses of eryaspase in the United States.
We believe our production facility in Lyon, France and our commercial supply agreement with Catalent will be sufficient to supply eryaspase for our ongoing clinical trials and to meet our commercial needs for eryaspase in Europe and United States, if approved.
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
Overview
We are a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS® platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBC. We are developing a pipeline of product candidates for patients with high unmet medical needs. Our lead product candidate eryaspase, which we also refer to as GRASPA®, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are currently developing eryaspase for the treatment of severe tumors, including pancreatic cancer, acute lymphoblastic leukemia, or ALL, and triple negative breast cancer, or TNBC. We are also exploring the use of our ERYCAPS® platform for developing cancer immunotherapies and enzyme therapies.
Since our inception, we have devoted substantially all of our financial resources to research and development efforts, including conducting preclinical studies and clinical trials of our product candidates, providing general and administrative support for our operations and protecting our intellectual property.
As of December 31, 2021, we had cash and cash equivalents amounted of €33.7 million ($38.1 million). Historically, we have financed our operations and growth through private and public offerings of our equity securities, convertible notes, loans, public assistance programs in support of innovation, such as the conditional advances and subsidies from Bpifrance, a French public investment bank and from research tax credits. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, from which we raised €17.7 million in gross proceeds. In November 2017, we completed a global offering for gross proceeds of $143.7 million, or €123.6 million. The global offering consisted of a U.S. initial public offering of 5,389,021 ADS, each representing one ordinary share, and a concurrent private placement in Europe and other countries outside of the United States and Canada of 791,116 ordinary shares. Our net proceeds from the global offering were approximately €112.1 million ($130.4 million).
Since our inception in 2004, we have incurred significant operating losses. Our net loss was €62.7 million, €73.3 million and €53.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. We had a consolidated shareholders' equity of €22.8 million as of December 31, 2021, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and advance our clinical development programs in Europe and the United States.
The COVID-19 pandemic has caused delays in the recruitment of patients for the TRYbeCA1 study in 2020 and thus in the interim analysis which took place in February 2021. On October 25, 2021, ERYTECH communicated the first results of the TRYbeCA-1 study. These results show that the Phase 3 TRYbeCA-1 trial did not meet the primary efficacy endpoint of overall survival (OS). Nevertheless, a preliminary analysis of the results of a subgroup of patients indicated a potential efficacy signal for patients treated with eryaspase in combination with FOLFIRI chemotherapy cocktail.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of the date of this Annual Report will be sufficient to fund our operations until mid-2024. Refer to "Item 3.D.1 Risks Related to our Financial Position and Capital Needs for further details.
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
The consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on April 26, 2022. Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002 as amended, our consolidated financial statements have also been prepared in accordance with IFRS as adopted by the European Union, or EU.
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

5.A.Operating Results
5.A.1.Operating Income
We generated operating income of €5,283 thousand in 2019, €3,718 thousand in 2020 and €4,180 thousand in 2021. The components of our operating income are set forth in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
Revenues	—	—	—
Other income
Research Tax Credit	3,915	3,430	3,669
Subsidies	294	42	383
Revenues from licenses or other contracts	1,074	246	128
Operating income	5,283	3,718	4,180
The Research tax credit (CIR) recognized for each of the years 2019 and 2020 ended were received in cash in 2020 and 2021, respectively. We expect to receive the CIR recognized for the 2021 year in 2022.
Revenues from licenses or other contracts in 2019 are primarily associated with our license agreement with SQZ Biotechnologies.

Research and Development Expenses
Our research and development expenses amounted to €52,193 thousand in 2019, €57,580 thousand in 2020 (an increase of 10% compared to 2019) and €45,100 thousand in 2021 (a decrease of 22% compared to 2020).
We have always focused our research and development expenses on the development of eryaspase for the treatment of pancreatic cancer, ALL and AML. In June 2018, the Company decided to focus its development efforts on eryaspase for the treatment of certain solid tumors (including pancreatic cancer). Final results from the TRYbeCA-1 trial were announced by the Company in October 2021. The trial did not meet its primary endpoint of overall survival. ERYTECH will now focus its efforts on its late-stage program with eryaspase in patients with hypersensitive acute lymphoblastic leukemia (ALL) and confirms its intention to file a Biologics License Application (BLA) in the United States.
Our research and development expenses are broken down in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2019	2020	2021	2019/2020	2020/2021
ERYASPASE	22,740	28,469	17,486	25%	(39%)
ERYMETHIONASE	2,027	41	30	(98%)	(27%)
IMMUNOTHERAPIES	275	2	0	(99%)	(100%)
ENZYME THERAPIES	7	0	(1)	(100%)	NA
Direct research and development expenses	25,049	28,512	17,515	14%	(39%)
Consumables	2,917	3,695	3,094	27%	(16%)
Rental and maintenance	1,292	1,275	1,473	(1%)	16%
Services, subcontracting and consulting fees	4,413	4,179	2,467	(5%)	(41%)
Personnel expenses (1)	14,967	15,629	15,594	4%	0%
Depreciation and amortization expense	3,508	4,232	4,883	21%	15%
Other	47	58	74	23%	28%
Indirect research and development expenses	27,144	29,068	27,585	7%	(5%)
Research and development expenses (2)	52,193	57,580	45,100	10%	(22%)
(1)Includes €688 thousand, €531 thousand and €680 thousand related to share-based compensation expense for 2019, 2020 and 2021, respectively.
(2)€44,398 thousand, €53,734 thousand and €41,914 thousand of this amount are related to clinical trials for 2019, 2020 and 2021, respectively.

The change in research and development expenses for periods presented is mainly due to:
•An increase in costs related to eryaspase of €5,729 thousand in 2020 mostly to support our TRYbeCA-1 patient treatment. A decrease of €10,983 thousand in 2021 because of the completion of our TRYbeCA-1 trial. As a result patient cost decreased by €6,601 thousand in 2021 and CRO cost decreased €4,452 thousand compared to 2020.
•A decrease in costs related to erymethionase of €1,986 thousand in 2020 and €11 thousand in 2021 due to our decision to focus our financial resources on other strategic priorities.
•
•An increase in personnel expenses of €662 thousand in 2020, mainly related to an increase in headcount of our research and development workforce, especially in technical operations, in connection with our ongoing clinical trials and particularly, the launch of the TRYbeCA-1 trial in September 2018. A small decrease in personnel expenses of €35 thousand in 2021. The average number of full-time employees allocated to our research and development workforce was 156 in 2019, 166 in 2020 and 152 in 2021.
•An increase in depreciation and amortization expenses of €724 thousand in 2020 and €651 thousand in 2021, mainly related to:
◦the recognition of an impairment expense of €1,036 thousand in 2019 and €560 thousand in 2021 on a production process recognized in intangible asset

General and Administrative Expenses
Our general and administrative expenses amounted to €17,164 thousand in 2019, €14,970 thousand in 2020 (a decrease of (13)% compared to 2019) and €15,595 thousand in 2021 (an increase by 4% compared to 2020).
Our general and administrative expenses are broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2019	2020	2021	2019/2020	2020/2021
Consumables	527	224	226	(57%)	1%
Rental and maintenance	1,117	1,070	1,129	(4%)	6%
Services, subcontracting, and consulting fees	7,964	5,962	6,684	(25%)	12%
Personnel expenses (1)	6,331	6,573	6,174	4%	(6%)
Depreciation and amortization expense	751	686	494	(9%)	(28%)
Other (2)	474	455	888	(4%)	95%
General and administrative expenses	17,164	14,970	15,595	(13%)	4%
(1)Includes €522 thousand, €532 thousand and €561 thousand related to share-based compensation expense for 2019, 2020 and 2021, respectively.
(2)Includes €442 thousand, €159 thousand and €82 thousand related to share-based compensation expense (warrants allocated to directors and to the chairman of the board) for 2019, 2020 and 2021, respectively.

The increase in 2021 in G&A cost is related mostly to the increase of D&O insurance premium by €1,344 thousand.
Our general and administrative expenses are mainly composed of:
•Services, subcontracting and consulting fees amounting to €7,964 thousand in 2019, €5,962 thousand in 2020 and €6,684 thousand in 2021. The significance of these expenses in 2019 compared to 2020 was mainly due to the establishment of our Princeton, New Jersey manufacturing facility; and
•Personnel expenses amounting to €6,331 thousand in 2019, €6,573 thousand in 2020 and €6,174 thousand in 2021. The average number of full-time employees allocated to our general and administrative workforce was 41 in 2019, 41 in 2020 and 42 in 2021.
5.A.2Financial Income (Loss)
Our financial income (loss) amounted to €1,414 thousand in 2019, €(4,465) thousand in 2020 and €2,720 thousand in 2021. It is broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2019	2020	2021
Financial income	2,947	889	5,422
Financial expenses	(1,533)	(5,354)	(2,702)
Financial income (loss)	1,414	(4,465)	2,720
Our financial income related mainly to:
•Foreign currency gains and (losses) of €781 thousand in 2019, €(3,028) thousand in 2020 and €3,570 thousand in 2021. The variations over the periods presented are due to the fluctuation of the Euro/USD conversion rate which was at the end of 2021 (at 1.1326) to a level close to that of 2019 (at 1.1234), after a significant decrease at the end of 2020 (at 1.2271).
•A gain on foreign exchange swaps of €1,124 thousand in 2019, €61 thousand in 2020 and €48 thousand in 2021; and
•A net expense of €1,032 thousand in 2020 and €390 thousand in 2021 in connection with recognition of the convertible notes agreement signed with European High Growth Opportunities Securitization Fund in accordance with IFRS 9.

5.B.Liquidity and Capital Resources
5.B.1.Sources of liquidity
Equity
We have financed our operations since our inception through several rounds of public and private financings that could be summarized as follows:

		Gross proceeds (in millions of euros)
Until 2012	Successive funding rounds : issuance of ordinary and preference shares	17.7
2013	Initial public offering on Euronext	17.7
2014	Follow-on offering	30.0
2015	Private placement	25.4
2016	Private placement	9.9
2017	Follow-on offering	70.5
2017	Global offering : U.S. initial public offering and concurrent private placement in Europe	123.6
2020-2021	Conversion of convertible notes	27.0
2021	Shares sold under the at-the-market (“ATM”) program	6.6
2021	Registered Direct Offering (april & december)	31.8
		360.2
In September 2020, we entered into a sales agreement with Cowen with respect to an ATM offering program pursuant to which we may issue and sell, from time to time at our sole discretion, ordinary shares in the form of ADSs to eligible investors at market prices, with aggregate gross sales proceeds of up to $30 million, subject to the regulatory limit of 20% dilution (this threshold is calculated based on the total number of shares listed on Euronext during the twelve months before the issuance).
In February 2021, we sold shares under this ATM offering program resulting in gross proceeds of $8.0 million, or €6.6 million, resulting in net proceeds of $7.8 million or €6.4 million. As of the date of this Annual Report, $22.0 million remained available for future issuance until September 2023, subject to the regulatory limit of 20% dilution.
Registered Direct Offering
In April 2021 the Group carried out a capital increase, with cancellation of preferential subscription rights, by means of an offer reserved for certain categories of persons, for a gross amount of €24.868.971,30, through the issuance of 4.137.932 new ordinary shares, with a nominal value of ten cents (€0.10), with attached warrants, each to subscribe one ordinary shares in the Company at a unit price of 6.01 euros.
In December 2021 the Group carried out a capital increase, with cancellation of preferential subscription rights, by means of an offer reserved for certain categories of persons, for a gross amount of €6,957,256.32, through the issue of 3,078,432 new ordinary shares, with a nominal value of ten cents (€0.10), with attached warrants, each to subscribe one ordinary shares in the Company at a unit price of 2.26 euros.
Non-refundable grants and conditional advances
Since our inception, we have received non-refundable subsidies from Bpifrance in the amount of €2.7 million in connection with our preclinical research programs.
We have also received €5.8 million in three conditional advances from Bpifrance. To date, TEDAC is the only ongoing program funded by conditional advances. No repayment were made during the years presented.
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
•The total amount of the subsidies to be granted is €2,058 thousand, of which we have received an aggregate amount of €2,058 thousand through December 31, 2021.
•The total amount of conditional advances to be granted is €4,895 thousand, of which we have received an aggregate amount of €4,895 thousand through December 31, 2021. We will have to repay theses advances if we achieve specified sales levels, we will also have to pay royalties based on our sales.
Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The cumulative amount of research tax credit recognized for the years ended December 31, 2019, 2020 and 2021 was €11.0 million, of which €7.5 million are received as of today. The 3.5M€ research tax credit (CIR) receivable outstanding at December 31, 2021 corresponds to the CIR for the year 2021 and was sold to a bank in March 2022. The financing agreement includes 2 tranches, the first tranche of €2.4 million has already been received on March 2022.
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
5.B.2.Cash Flows
The table below summarizes our sources and uses of cash for the years ended December 31, 2019, 2020 and 2021.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2019	2020	2021
Net cash flows used in operating activities	(43,310)	(51,720)	(56,770)
Net cash flows used in investing activities	(19,838)	(1,475)	(345)
Net cash flows from (used in) financing activities	40	25,449	44,712
Exchange rate effect on cash in foreign currency	1,910	(981)	1,656
Net increase (decrease) in cash and cash equivalents	(61,198)	(28,727)	(10,747)
Cash flows used in operating activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2019	2020	2021
Operating cash flow before change in working capital	(57,040)	(62,522)	(49,615)
Change in working capital	13,730	10,802	(7,153)
Net cash flow used in operating activities	(43,310)	(51,720)	(56,768)
Our net cash flows used in operating activities were €43,310 thousand, €51,720 thousand and €56,770 thousand for the years ended December 31, 2019, 2020 and 2021. Reduction in working capital requirements in 2019 and 2020 is related to the launch of the phase 3 clinical trial in pancreatic cancer TRYbeCA1 and more specifically to the increase in hospital costs (associated accruals), for which there is a significant time difference between the provision of the services and the actual invoicing from the hospitals. In 2021, the negative impact on working capital is mainly related to the decrease of accruals for hospital costs as invoices are received and paid.

Cash flows used in investing activities
We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2019	2020	2021
Acquisition of property, plant and equipment, net of disposal	(20,117)	(1,056)	(298)
Acquisition of intangible assets	(16)	(2)	0
Increase in non-current & current financial assets, net of decrease	295	(417)	(46)
Net cash flow used in investing activities	(19,838)	(1,475)	(345)
Our net cash flows used in investing activities were €19,838 thousand, €1,475 thousand and €345 thousand in the years ended December 31, 2019, 2020 and 2021, respectively.
The largest portion of our capital expenditures for the years presented related to the payment of the leasehold improvements of our manufacturing facility in Princeton, New Jersey, United States (€18.5 million in 2019 and €0.8 million in 2020). This facility began the production of GMP-compliant clinical batches in 2019.
We also used cash to increase our manufacturing capacity in Lyon using €0.7 million in 2019.
Cash flows from (used in) financing activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2019	2020	2021
Capital increases, net of transaction costs	—	118	34,631
Proceeds from borrowings, net of repayment	(738)	27,073	12,157
Repayment of lease liability, net of allowance received	888	(1,428)	(1,702)
Interests received (paid)	(195)	(326)	(374)
Other	85	12	—
Net cash flow from (used in) financing activities	40	25,449	44,712
Our net cash flows from (used in) financing activities were €40 thousand in 2019, €25,449 thousand in 2020 and €44,712 thousand in 2021.
In 2021, capital increases net of transaction costs were made of: the ATM offering for 6.4 million euros in February 2021, and two Registered Direct Offerings in April and December for respectively 22.4 million euros and 5.8 million euros.
In 2021, proceeds from borrowing include the result of n° 6, 7, 8 and 9 OCABSA tranches amounted to €12 million, net of issuance costs (€577 thousand) and a conditional advance within the scope of TEDAC project for a total amount of €734 thousand.
In 2020, proceeds from borrowing were primarily the result of the issuance of five tranches of convertible notes, in a total amount of €15.0 million (refer to section Item 10, section C. Material Contracts) and the collection of two loans in the form of State-Guaranteed Loan for €10.0 million.
5.B.3.Operating Capital Requirements
As of December 31, 2021, the Company had cash and cash equivalents of 33.7 million euros. The Company believes that the cash and cash equivalents available with the sale price of the Princeton production unit will enable it to finance its activities beyond the next 12 months after the closing date.
For more information as to the risks associated with our future funding needs, see the "Item 3.D.1 Risks Related to our Financial Position and Capital Needs".

5.C.Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
5.D.Trend Information
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”,see also "Item 2.9 -Events after the close of the reporting period".
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
5.F.Tabular Disclosure of Contractual Obligations
The following table discloses aggregate information about our material contractual obligations and the periods in which payments were due as of December 31, 2021. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

(in thousands of €)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Convertible notes	—	—	—	—	—
Conditional advances	—	—	—	5,281	5,281
Bank loans	164	5,454	3,984	475	10,077
Other financial liabilities	—	38	—	—	38
Lease liabilities	1,817	2,548	2,255	3,359	9,979
Trade and fixed assets payables	2,487	—	—	—	2,487
Total	4,468	8,040	6,239	9,115	27,862
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

Item6.Directors, Senior Management and Employees.
6.A.Directors and Senior Management.
The following table sets forth information concerning our executive officers and directors as of the date of this Annual Report.

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	60	Chief Executive Officer and Director
Eric Soyer	55	Deputy General Manager, Chief Financial Officer and Chief Operating Officer
Iman El-Hariry, M.D., Ph.D. (1)	61	Chief Medical Officer
Jérôme Bailly, Pharm.D.	43	Deputy General Manager, Operations Chief Quality Officer and Qualified Person
Stewart Craig (1)	60	Chief Technical Officer
Anne-Cécile Fumey	47	Human Resources Director
Brian Schwab	57	Chief Legal Officer
Françoise Horand	49	MSc – Director of Research and Development Operations
Non-Employee Directors
Jean-Paul Kress, M.D. (3)	56	Chairman of the Board
Sven Andréasson (2)(3)	69	Director
Philippe Archinard, Ph.D. (2)(3)(4)	62	Director
Luc Dochez, Pharm.D. (4)	47	Director
Martine Ortin George, M.D. (4)	73	Director
Melanie Rolli, M.D.(4)	49	Director
Hilde Windels (2)(5)	56	Director
(1)Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.
(2)Member of the audit committee.
(3)Member of the remunerations and appointment committee.
(4)Member of the clinical strategy committee.
(5)As representative of Hilde Windels BV, the legal entity that holds this board seat.
Executive Officers
Gil Beyen has served as our Chief Executive Officer since May 2013 and as Chairman of our board of directors from May 2013 until June 2019. Prior to his appointment as Chief Executive Officer, he assisted our company in a consulting role as of 2012 and also served as Chairman of our supervisory board from August 2012 until May 2013. Mr. Beyen was co-founder and Chief Executive Officer of TiGenix (NYSE Euronext: TIG BB) for 12 years. Before founding TiGenix, he served as the head of the Life Sciences division of Arthur D. Little, an international management consulting firm, in Brussels. Mr. Beyen received an M.S. in Bioengineering from the University of Leuven (Belgium) and an M.B.A. from the University of Chicago.
Eric Soyer has served as our Chief Financial Officer and Chief Operating Officer since September 2015 and as our Directeur Général Délégué, or Deputy General Manager, since January 2019. Eric Soyer has more than 20 years of experience holding management positions in financial and operational fields at both public and private companies including the Chief Financial Officer of EDAP TMS and Managing Director of the French affiliate, Chief Financial Officer for a company operating nursing homes and post-care clinics, and Financial and legal director for an insurance services company. He started his career as a financial controller and cost accountant for Michelin Group. Mr. Soyer graduated from the ESC Clermont School of Management (France) and holds an M.B.A. from the University of Kansas and an Executive M.B.A. from the HEC Paris School of Management (France).
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
Jérôme Bailly, Pharm.D. has served as our Qualified Person since December 2011, as Directeur Général Délégué, or Deputy General Manager, since 2017 and as Chief Quality Officer since November 2020. Prior to his appointment as Chief Quality Officer, he held the position of Director of Pharmaceutical Operations from 2007 to November 2020. Prior to 2007, he was the Director of QA/Production at Skyepharma and Laboratoire Aguettant. Dr. Bailly holds a Pharm.D. and a degree in Chemical Engineering, specializing in Biopharmaceutical Engineering and Cellular Production from École Polytechnique de Montréal (Canada).
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
Brian Schwab is our Chief Legal Officer and joined our company in January 2020. He has over 25 years of French and US in-house and law firm experience. Prior to his appointment, he served as General Counsel to two Global Business Units at Solvay in Lyon from July 2012 to December 2019 and as Chief Licensing Officer and General Counsel at Scynexis, in North Carolina from March 2003 to June 2012. He previously served as Deputy General Counsel at Aventis CropScience from January 1999 to February 2003 and as Senior Legal Counsel at Rhone-Poulenc from May 1996 to December 1998. Mr. Schwab also worked as an attorney for Freshfields Bruckhaus Deringer in Paris from July 1993 to May 1996 and for Cooley LLP in Palo Alto, California from October 1989 to September 1992. Mr. Schwab received a B.A. from Cornell University, a law degree from the University of California – Los Angeles and a LLM degree from the University of Maastricht in the Netherlands.
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
Non-Employee Directors
Jean-Paul Kress, M.D. has served as Chairman of our board of directors since June 2019. Dr. Kress has served as the Chief Executive Officer of MorphoSys AG since September 2019. He previously served as President and Chief Executive Officer of Syntimmune Inc. (Cambridge, United States) from January 2018 until November 2018. Prior to joining Syntimmune, Dr. Kress served as Executive Vice President of International and Head of Global Therapeutic Operations at Biogen Inc from June 2017 to January 2018. He previously served as a member of the board of directors of Sarepta Therapeutics, Inc. from September 2015 to June 2017. From September 2015 to June 2017, Dr. Kress served as Senior Vice President, Head of North America at Sanofi Genzyme. From July 2011 to September 2015, Dr. Kress served as President and Chief Executive Officer of Sanofi Pasteur MSD, one of the leading European vaccine companies. Prior to then, Dr. Kress worked at Gilead, Abbvie and Eli Lilly in senior commercial and business development roles in the United States and in Europe. Dr. Kress holds an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in pharmacology and immunology from École Normale Supérieure in Paris.
Sven Andréasson has served as a member of our board of directors since 2013 (as representative of Galenos SPRL, the legal entity that held this board seat, and as a natural person since January 2022). Mr. Andréasson has served as Senior Vice President, Corporate Development for Novavax, Inc. (United States), a pharmaceutical company, since June 2014. From 2012 to 2013, he served as Chief Executive Officer of Isconova AB (Uppsala, Sweden), a leading international vaccine adjuvant company acquired by Novavax in 2013, currently operating as Novavax AB. Prior to his role at Novavax AB, he served as Chief Executive Officer of Beta-Cell N.V. (Brussels, Belgium) from 2008 to 2012 and as Chief Executive Officer of Active Biotech AB (Lund, Sweden) from 1999 to 2008. Mr. Andréasson spent a number of years in roles at Pharmacia Corporation (merged with Pfizer Inc.), including President of

Pharmacia SA, France, President of KabiPharmacia International and President of Pharmacia Arzneimittel GmbH. He has extensive experience in international biotechnology companies and in the pharmaceutical industry. Mr. Andréasson received his Bachelor of Science and Business Administration and Finance from Stockholm School of Economics and Business Administration (Sweden).
Philippe Archinard, Ph.D. has served as a member of our board of directors since 2013 and was previously a member of our supervisory board from 2007 to 2013. Dr. Archinard was appointed Executive Vice-President, Technological Innovation and Scientific Partnerships at Institut Mérieux since January 1, 2021. Dr. Archinard was Chairman and Chief Executive Officer of Transgene from 2004 until December 2020, after 15 years with bioMérieux, a global biotech company, in various roles including the management of its US subsidiary. Prior to joining Transgene, he served as chief executive officer of Innogenetics N.V., from 2000 to 2004. He has served as a member of bioMérieux’s board of directors since 2005. Dr. Archinard is a chemical engineer, holds a Ph.D. in biochemistry from the University of Lyon (France), and completed by Harvard Business School’s Program for Management Development (PMD).
Luc Dochez, Pharm.D. has served as a member of our board of directors since 2015. Mr. Dochez is currently Executive Chairman at Vico International BV, K5 Therapeutics and at Primix Bioventures BV. He is also a managing partner at DROIA N.V., a position he has held since October 2018. Prior to then, he served as Chief Executive Officer of Tusk Therapeutics Ltd., a private company focused on developing novel immuno-oncology products, from March 2015 until its acquisition by Roche in September 2018. Mr. Dochez has over 15 years of experience in the biotechnology industry. He served as the Chief Business Officer and Senior Vice President of Business Development of Prosensa Holding N.V., a biotechnology company, from November 2008 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. Before joining Prosensa, he served as Vice President of Business Development at TiGenix, Director Business Development at Methexis Genomics, and a consultant at Arthur D. Little. Mr. Dochez was a board member of Pharvaris BV, a Dutch company focused on rare diseases, as well as Bioncotech Therapeutics SL, a Spanish oncology company. Mr. Dochez holds a Pharm.D. degree and a postgraduate degree in business economics from the University of Leuven (Belgium) and an M.B.A. degree from Vlerick Management School (Belgium).
Martine Ortin George, M.D. has served as a member of our board of directors since 2014. She has extensive experience in the United States in clinical research, medical affairs and regulatory issues, acquired in small and large companies specialized in oncology. She currently serves as principal and senior executive consultant-life sciences for Global Development Inc. Dr. George held the position of Vice President in charge of Global Medical Affairs for Oncology at Pfizer Inc., New York from 2010 to 2015. Previously, Dr. George held the positions of Senior Vice President and Chief Medical Officer at GPC Biotech, Princeton and Senior Vice President, Head of the Oncology Department at Johnson & Johnson, New Jersey. She is a qualified gynecologist and oncologist, trained in France and in Montreal. Dr. George began her career as Chief of Service at the Institut Gustave Roussy (France), was a visiting professor at the Memorial Sloan Kettering Cancer Center, New York, and then held positions of increasing responsibility at Lederle Laboratories (a predecessor company to Pfizer Inc.), Sandoz (now a division of Novartis AG) and Rhône-Poulenc Rorer (today part of Sanofi).
Melanie Rolli, M.D. was appointed to our board of directors effective March 12, 2020. Dr. Rolli currently serves as the Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechnology company dedicated to drug development of targeted therapies in various oncological and dermatological indications, a position she has held since May 2019. She joined PIQUR in 2017 as Chief Medical Officer and took on additional responsibilities as Chief Operating Officer in 2018. Prior to joining PIQUR, Dr. Rolli was at Novartis Pharmaceuticals AG from 2003 to 2017, where she held positions of increasing responsibility across the drug development, safety, and medical affairs functions. Prior to joining Novartis, she worked as a post-doctoral cancer research physician at SCRIPPS Research Institute for Molecular and Experimental Medicine in La Jolla, California, and as a clinical researcher in Germany. Dr. Rolli graduated from the University of Heidelberg (Germany) with a doctorate in medicine and pharmacology.
Hilde Windels (acting as legal representative of Hilde Windels BV) has served as a member of our board of directors since 2014 and has served as the representative of Hilde Windels BV, the legal entity that holds this seat, since 2017. She has over 20 years of experience in corporate finance, capital markets and strategic initiatives. Ms. Windels currently serves as Director of MDx Health NV and Celyad SA and held the position of Chief Executive Officer of Antelope Dx BV until 2021. Prior to her role as Antelope Dx BV, she was executive chairman of the board of directors and co-Chief Executive Officer of Mycartis NV, a private immune diagnostics company in Belgium and a spin-out of Biocartis Group NV. Ms. Windels initially joined Biocartis in August 2011 as its Chief Financial Officer, a position she held until 2015 when she was appointed co-Chief Executive Officer, a position she held until 2017. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. Ms. Windels holds a Masters in Economics from the University of Leuven (Belgium).

Diversity of the Board of Directors
Board Diversity Matrix (As of December 31, 2021)

Country of Principal Executive Offices	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Family Relationships
There are no family relationships among any of our executive officers or directors.

6.B.Compensation.
The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors was €2.8 million for the year ended December 31, 2021. The fair value of share-based compensation granted to our executive officers and director during the year ended December 31, 2021 amounted to €1.3 million. The total amount set aside or accrued to provide pension, retirement or similar benefits for our executive officers was €275 thousand for the year ended December 31, 2021 . We did not set aside any similar pension or retirement benefits for the benefit of our directors.
Director Compensation
At our combined general meetings of shareholders held on June 21, 2019, June 26, 2020 and June 25, 2021, shareholders set the total annual amount of the remuneration to be distributed among non-employee directors at €400 thousand for 2019 and €425 thousand for 2020 and 2021. The following table sets forth information regarding the compensation allocated to our non-employee directors for service on our board of directors during the year ended December 31, 2021. Gil Beyen, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director.

NAME	FEES	WARRANTS (1)	TOTAL
Jean Paul Kress	€79,500	€38,127	€117,627
Philippe Archinard	€66,000	€—	€66,000
Luc Dochez	€43,500	€—	€43,500
Galenos SPRL	€51,000	€—	€51,000
Martine Ortin George	€51,000	€—	€51,000
Hilde Windels BV	€51,000	€—	€51,000
Melanie Rolli	€43,500	€—	€43,500
(1)As required by SEC rules governing disclosures in this Annual Report, our equity grants (e.g., options, warrants or free shares) are required to be disclosed at their fair value on the date of grant and do not have any intrinsic value to their recipients if the strike price of the warrants is higher than the underlying share price.
Executive Committee Compensation
Our executive committee currently consists of (i) our Chief Executive Officer, (ii) our Chief Financial Officer, Chief Operating Officer and Deputy General Manager, (iii) our Chief Medical Officer (iv) our Vice President and Director of Pharmaceutical Operations and Qualified Person, (v) our Director of Research and Development Operations, (vi) our Human Resources Director, (vii) our Chief Legal Officer and (viii) our Chief Technical Officer. The executive committee discusses and consults with the board and advises the board on our day-to-day management. The following table sets forth information regarding compensation allocated during the year ended December 31, 2021 to:
•Gil Beyen, our Chief Executive Officer;
•Eric Soyer, our Chief Financial Officer, Chief Operating Officer and Deputy General Manager; and
•Jérôme Bailly, our Vice President and Director of Pharmaceutical Operations and Qualified Person and Deputy General Manager.

NAME AND PRINCIPAL POSITION	SALARY (2)		BONUS			EQUITY AWARDS		ALL OTHER COMPENSATION		TOTAL
Gil Beyen Chief Executive Officer	€398,779	(1)	129,605		€(3)(8)	€214,871	(4)	€7,923	(5)	€751,178
Jérôme Bailly Deputy General Manager, Director of Pharmaceutical Operations and Qualified Person	€174,108		38,700		€(3)	€59,573	(6)	€12,111	(7)	€284,492
Eric Soyer Deputy General Manager, Chief Financial Officer and Chief Operating Officer	€268,151		77,400	€		€119,146	(9)	€19,857	(10)	€484,554
All other executive committee members	€1,237,764		263,282	€		€430,717		€23,670		€1,955,433
(1)Of which $341,296 (€288,379) are allocated by our U.S. subsidiary, Erytech Pharma Inc., for Mr. Beyen’s position as President of Erytech Pharma Inc.
(2)Reflects gross remuneration before taxes.
(3)Reflects compensation received for achievement of strategic goals related to (i) the successful development of eryaspase in the second-line pancreatic cancer indication, (ii) extension of the development plans of other ongoing clinical trials in oncological indications and (iii) securing additional financing.
(4)Reflects the valuation of 33,000 free shares and 115,500 stock options granted during the year ended December 31, 2021.
(5)Reflects benefits in kind related to vehicle rentals.
(6)Reflects the valuation of 32,500 free shares granted during the year ended December 31, 2021.
(7)Reflects (i) €3,834 for benefits in kind related to vehicle rentals and (ii) €8,277 for retirement benefits.
(8)Subject to approval of our shareholders at the next Annual General Meeting of Shareholders.
(9)Reflects the valuation of 65,000 free shares granted during the year ended December 31, 2021.
(10)Reflects (i) €5,797 for benefits in kind related to vehicle rentals and (ii) €14,060 for retirement benefits.

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
We have seven share-based compensation plans for our executive officers, non-employee directors and employees: the 2014 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan, the 2019 Plan, the 2020 Plan and the 2021 Plan or the Plans. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2021, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 3,071,392 ordinary shares at a weighted average exercise price of €11.65 ($13.20) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 969,081 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).
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
vested in 2015 and two-thirds were
vested in 2016; for other employees,
immediately upon each grant except for
6,500 BSPCE2014 which could not be
	exercised before July 1, 2017	From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of December 31, 2021	15,000	184,190
Total number of BSPCEs granted but not exercised as of December 31, 2021	16,910	—
Total number of shares available for subscription as of December 31, 2021	169,100	—
Maximum number of new shares that can be issued	169,100	—
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

As of December 31, 2021, we have issued eight types of share warrants as follows:

Plan title	BSA 2021	BSA 2020	BSA 2019	BSA 2018
Meeting date	June 25, 2021	June 26, 2020	June 21, 2019	June 28, 2018
Dates of allocation	July 27, 2021	July 28, 2020	October 9, 2019	April 12, 2019
Total number of BSAs authorized	100,000	100,000	200,000	50,000
Total number of BSAs granted	75,250	15,000	75,000	25,998
Start date for the exercise of the BSAs	July 27, 2023	July 28, 2022	October 9, 2021	One third as from 12 April 2020, one third as from 12 April 2021 and one third as from 12 April 2022
BSA expiry date	July 27, 2024	15,000 BSA2020 have been declared lapsed on 4 November 2020 by the Board of Directors	October 9, 2022	25,998 BSA2018 have been declared lapsed on October 9, 2019 by the Board of Directors
BSA exercise price per share	€3.82	€6.97	€3.71	€6.82
Number of shares subscribed as of December 31, 2021	0	0	0	0
Total number of BSAs granted but not exercised as of December 31, 2021	75,250	0	75,000	0
Total number of shares available for subscription as of December 31, 2021	0	0	75,000	0
Maximum number of new shares that can be issued	75,250	0	75,000	0
BSA Expired (caducity)	0(8)	15,000	0	25,998

Plan title	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	June 27, 2017 January 7, 2018	October 3, 2016 January 8, 2017	December 4, 2014 June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015 August 31, 2015
Total number of BSAs authorized	100,000	60,000	3,000(1)	11,263
Total number of BSAs granted	95,500	60,000	3,000	10,760
Start date for the exercise of the BSAs	(4)	All BSA2016 are exercisable since 8 January 2020	One-third vested in 2015 and two-thirds vested in 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	(5)	(2)	January 22, 2024	May 20, 2020
BSA exercise price per share	(6)	(3)	€12.25	€7.36
Number of shares subscribed as of December 31, 2021	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of December 31, 2021	81,250	45,000	2,900	0
Total number of shares available for subscription as of December 31, 2021	81,250	45,000	29,000	0
Maximum number of new shares that can be issued	81,250	45,000(7)	29,000	0
BSA Expired (caducity)	14,250	15,000	0	4,018
(1)Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
(2)October 3, 2021 for the 45,000 BSA granted on October 3, 2016. January 8, 2022 for the 15,000 BSA granted on January 8, 2017.
(3)€18.52 for the 45,000 BSA granted on October 3, 2016. €13.60 for the 15,000 BSA granted on January 8, 2017.
(4)All 55,000 BSA granted on June 27, 2017, are exercisable since June 27, 2020 and all the 45,000 BSA granted on January 7, 2018 are exercisable since January 7, 2021.

(5)June 27, 2022 for the 55,000 BSA granted on June 27, 2017, January 7, 2023 for the 40,500 BSA granted on January 7, 2018.
(6)€26.47 for the 55,000 BSA granted on June 27, 2017. €18.00 for the 40,500 BSA granted on January 7, 2018.
(7)45 000 BSA 2016 were declared lapsed by the Board of Directors on 20 January 2022 following their expiration.
(8)61 750 BSA 2021 were declared lapsed by the Board of Directors on 20 January 2022 following their non subscription.
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
Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman, to our Chief Executive Officer and to our Deputy General Managers. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be granted or issued is 250,000 under the 2016 Free Share Plan, 300,000 under the 2017 Free Share Plan, 150,000 under the 2018 Free Share Plan, 400,000 under the 2019 Free Share Plan, the 2020 Free Share Plan and the 2021 Free Share Plan. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).
Our board of directors has the authority to administer 2016 Free Share Plan, 2017 Free Share Plan, 2018 Free Share Plan, 2019 Free Share Plan, 2020 Free Share Plan and 2021 Free Share Plan, or the Free Share Plans. Subject to the terms of the Free Share Plans, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.
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
The vesting of the free shares granted under the 2016 Free Share Plan, 2017 Free Share Plan and 2018 Free Share Plan is divided in three equal shares (33.33%), respectively following the first, second and third year following the date of grant. The vesting of the free shares granted under the 2019 Free Share Plan, the 2020 Free Share Plan and the 2021 Free Share Plan is in five tranches: the first (32%) one year following the date of grant, the second (32%) two years following the date of grant, the third (32%) three years following the date of grant, the fourth (2%) four years following the date of grant and the fifth (2%) five years following the date of grant.
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

As of December 31, 2021, the following free shares have been granted:

Date of grant	Denomination of the free shares	Competent body that granted the AGA	Beneficiaries	Number of AGA granted	Number of shares that can be subscribed as of December 31, 2021
	AGA 2016 (under the 2016 Free Share Plan)
October 3, 2016	AGA2016-03102016	Board of Directors	Executive Officers	59,001	—
October 3, 2016	AGA2016-03102016	Chief Executive Officer	Employees	52,260	—
January 8, 2017	AGA2016-08012017	Board of Directors	Executive Officers	15,000	—
June 27, 2017	AGA2016-27062017	Chief Executive Officer	Employees	8,652	—
October 3, 2017	AGA2016-03102017	Chief Executive Officer	Employees	16,650	—
January 7, 2018	AGA2016-07012018	Board of Directors	Executive Officers	40,500	—
	AGA 2017 (under the 2017 Free Share Plan)
June 27, 2017	AGA2017-27062017	Board of Directors	Executive Officers	45,000	—
June 27, 2017	AGA2017-27062017	Chief Executive Officer	Employees	29,475	—
January 7, 2018	AGA2017-07012018	Board of Directors	Executive Officers	27,000	—
January 7, 2018	AGA2017-07012018	Chief Executive Officer	Employees	86,940	—
	AGA 2018 (under the 2018 Free Share Plan)
January 6, 2019	AGA2018-06012019	Chief Executive Officer	Employees	36,150	26,784
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Executive Officers	36,000	26,000
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Employees	58,200	44,450(1)
	AGA 2019 (under the 2019 Free Share Plan)
October 9, 2019	AGA2019-09102019	Board of Directors	Executive Officers	149,999	109,623
October 9, 2019	AGA2019-09102019	Board of Directors	Employees	150,942	110,421(2)
February 25, 2020	AGA2019-25022020	Chief Executive Officer	Employees	50,037	43,036(3)
	AGA 2020 (under the 2020 Free Share Plan)
July 28, 2020	AGA2020-28072020	Board of Directors	Executive Officers	125,938	125,938
July 28, 2020	AGA2020-28072020	Board of Directors	Employees	124,074	112,667(4)
June 4, 2021	AGA2020-04062021	Chief Executive Officer	Executive Officers	13,333	13,333
June 4, 2021	AGA2020-04062021	Chief Executive Officer	Employees	37,498	35,498(5)
	AGA 2021 (under the 2021 Free Share Plan)
July 27, 2021	AGA2021-27072021	Board of Directors	Executive Officers	126,000	126,000
July 27, 2021	AGA2021-27072021	Board of Directors	Employees	105,000	102,000(6)
December 16, 2021	AGA2021-16122021	Chief Executive Officer	Employees	40,664	40,664(7)
December 16, 2021	AGA2021-16122021	Chief Executive Officer	Executive Officers	52,667	52,667
Some free shares have lapsed following the departure of certain employees.
(1) On January 6, 2022, the Chief Executive Officer acknowledged that 2,050 free shares have lapsed and on 25 February 2022, he acknowledged that 6,100 free shares have lapsed following the departure of certain employees.
(2) On January 6, 2022, the Chief Executive Officer acknowledged that 3,659 free shares have lapsed and on 25 February 2022, he acknowledged that 11,845 free shares have lapsed following the departure of certain employees.
(3) On 25 February 2022, the Chief Executive Officer acknowledged that 11,191 free shares have lapsed following the departure of certain employees.
(4) On January 6, 2022, the Chief Executive Officer acknowledged that 3,751 free shares have lapsed and on 25 February 2022, he acknowledged that 21,251 free shares have lapsed following the departure of certain employees.
(5) On January 6, 2022, the Chief Executive Officer acknowledged that 1,000 free shares have lapsed and on February 25, 2022, he acknowledged that 6,666 free shares have lapsed.following the departure of certain employees.
(6) On January 6, 2022, the Chief Executive Officer acknowledged that 3,000 free shares have lapsed and on February 25, 2022, he acknowledged that 16,800 free shares have lapsed following the departure of certain employees.
(7) On February 25, 2022, the Chief Executive Officer acknowledged that 5,000 free shares have lapsed following the departure of certain employees.

Stock Options (SO)
Stock options issued pursuant to our Stock Option Plans provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. Our Stock Option Plans generally provide that the exercise price for any stock option will be no less than 95% of the average of the closing sales prices per ordinary share during the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The maximum number of ordinary shares subject to stock options issued is 250,000 ordinary shares under the 2016 Stock Option Plan, 300,000 under the 2017 Stock Option Plan, 300,000 under the 2018 Stock Option Plan, 700,000 under the 2019 Stock Option Plan, 500,000 under the 2020 Stock Option Plan and 700,000 under the

2021 Stock Option Plan. Incentive stock options and non-statutory stock options may be granted under our Stock Option Plan.
Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chairman, our General Manager and to our Deputy General Managers. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of the company.
Our board of directors has the authority to administer and interpret the 2016 Stock Option Plan, 2017 Stock Option Plan, 2018 Stock Option Plan, 2019 Stock Option Plan, 2020 Stock Option Plan and the 2021 Stock Option Plan, or the Stock Option Plans. Subject to the terms and conditions of our Stock Option Plans, our board of directors determines the recipients, dates of grant, exercise price, number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting schedules. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under our Stock Option Plan will generally be 10 years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee of our company or upon certain transactions involving our company.
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
As of December 31, 2021, the following options have been granted:

Date of grant	Denomination of the SOP	Competent body that granted the SOP	Beneficiaries	Number of SOP granted	Exercise Price	Number of shares that can be subscribed as of December 31, 2021
SOP 2016 (under the 2016 Stock Option Plan)
October 3, 2016	SOP2016-03102016	Board of Directors	Executive Officers	21,999	€18.52	21,999
October 3, 2016	SOP2016-03102016	Chief Executive Officer	Employees	22,500	€18.52	9,000
January 8, 2017	SOP2016-08012017	Chief Executive Officer	Employees	3,000	€15.65	—
June 27, 2017	SOP2016-27062017	Chief Executive Officer	Employees	18,000	€26.47	18,000
October 3, 2017	SOP2016-03102017	Chief Executive Officer	Employees	30,000	€23.59	9,000(1)
SOP 2017 (under the 2017 Stock Option Plan)
June 27, 2017	SOP2017-27062017	Board of Directors	Executive Officers	12,000	€26.47	12,000
June 27, 2017	SOP2017-27062017	Chief Executive Officer	Employees	10,200	€26.47	3,600
January 7, 2018	SOP2017-07012018	Board of Directors	Executive Officers	40,500	€18.00	40,500(2)
January 7, 2018	SOP2017-07012018	Chief Executive Officer	Employees	56,703	€18.00	31,389(2)
SOP 2018 (under the 2018 Stock Option Plan)
September 7, 2018	SOP2018-07092018	Board of Directors	Employees	24,000	€9.26	—
January 6, 2019	SOP2018-06012019	Chief Executive Officer	Employees	38,025	€6.38	18,525(3)
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Executive Officers	44,200	€7.20	44,200(4)
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Employees	32,705	€7.20	24,125(4)
SOP 2019 (under the 2019 Stock Option Plan)
July 31, 2019	SOP2019-31072019	Board of Directors	Executive Officers	59,123	€5.78	59,123
October 9, 2019	SOP2019-09102019	Board of Directors	Executive Officers	217,500	€4.25	217,500(5)
October 9, 2019	SOP2019-09102019	Board of Directors	Employees	129,750	€4.25	71 000(5)
February 25, 2020	SOP2019-25022020	Chief Executive Officer	Employees	41,950	€5.87	37,700(6)
SOP 2020 (under the 2020 Stock Option Plan)
July 28, 2020	SOP2020-28072020	Board of Directors	Executive Officers	247,500	€6.88	247,500(7)
July 28, 2020	SOP2020-28072020	Board of Directors	Employees	126,500	€6.88	104,000(7)

November 13, 2020	SOP2020-13112020	Chief Executive Officer	Executive Officers	75,000	€6.14	75,000
June 4, 2021	SOP2020-04062021	Chief Executive Officer	Employees	57,000	€4.78	57,000(8)
SOP 2021 (under the 2021 Stock Option Plan)
July 27, 2021	SOP2021-27072021	Board of Directors	Executive Officers	256,500	€3.71	256,500(9)
July 27, 2021	SOP2021-27072021	Board of Directors	Employees	121,050	€3.71	121,050(9)
December 16, 2021	SOP2021-16122021	Chief Executive Officer	Executive Officers	66,000	€2.14	66,000
December 16, 2021	SOP2021-16122021	Chief Executive Officer	Employees	83,000	€2.14	83,000(10)
(1) On January 6, 2022, the Chief Executive Officer acknowledged that 9.000 stock options have lapsed following the departure of employees.
(2) On January 6, 2022, the Chief Executive Officer acknowledged that 26,325 stock options have lapsed following the departure of employees.
(3) On January 6, 2022, the Chief Executive Officer acknowledged that 3,900 stock options have lapsed following the departure of employees.
(4) On January 6, 2022, the Chief Executive Officer acknowledged that 16,900 stock options have lapsed following the departure of employees.
(5) On January 6, 2022, the Chief Executive Officer acknowledged that 49,000 stock options have lapsed following the departure of employees.
(6) On January 6, 2022, the Chief Executive Officer acknowledged that 4,650 stock options have lapsed and on February 25, 2022, he acknowledged that 1,000 stock options have lapsed following the departure of employees.
(7) On January 6, 2022, the Chief Executive Officer acknowledged that 51,500 stock options have lapsed following the departure of employees.
(8) On January 6, 2022, the Chief Executive Officer acknowledged that 5,000 stock options have lapsed and on February 25, 2022, he acknowledged that 5,000 stock options have lapsed following the departure of employees.
(9) On January 6, 2022, the Chief Executive Officer acknowledged that 46,800 stock options have lapsed and on February 25, 2022, he acknowledged that 9,900 stock options have lapsed following the departure of employees.
(10) On February 25, 2022, the Chief Executive Officer acknowledged that 7,500 stock options have lapsed following the departure of employees.

6.C.Board Practices.
Prior to May 2013, our company had a two-tier corporate governance system: an executive board was responsible for managing the company and a supervisory board oversaw and advised the executive board. We have now established a board of directors. Our board of directors currently consists of eight members, less than a majority of whom are citizens or residents of the United States. As permitted by French law, one of our directors, Hilde Windels BV, is a legal entity. This entity has designated an individual, Hilde Windels, to represent it and to act on its behalf at meetings of our board of directors. This representative has the same responsibilities to us and to our shareholders as he or she would have if he or she had been elected to our board of directors in his or her individual capacity.
Under French law and our bylaws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of merger. Since January 1, 2017, the number of directors of each gender may not be less than 40%. As of the date of this Annual Report on Form 20-F, our board is composed of five men and three women. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.
The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Jean-Paul Kress	Chairman	2019	2022
Gil Beyen	Director	2013	2022
Sven Andréasson(2)	Director	2022	2022
Philippe Archinard	Director	2013	2022
Luc Dochez	Director	2015	2022
Martine Ortin George	Director	2014	2023
Hilde Windels BV represented by Hilde Windels(3)	Director	2017	2023
Melanie Rolli	Director	2020	2023
(1)At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.
(2)Sven Andréasson has been appointed as director in his individual capacity following the resignation of Galenos SPRL of which he was the legal representative.
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
6.D.Employees.
As of December 31, 2021, we had 181 employees. We consider our labor relations to be positive. At each date shown, we had the following headcount, broken out by department and geography:

	At December 31,
	2019	2020	2021
Function:
Research and preclinical development	31	24	23
Clinical, medical and regulatory affairs	34	37	28
Pharmaceutical operations	26	29	33
Manufacturing and supply	82	76	60
Management and administration	38	35	33
Business development and licensing	6	5	4
Total	217	206	181
Geography:
France	158	145	123
United States	59	61	58
Total	217	206	181
6.E.Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”
Item 7.Major Shareholders and Related Party Transactions
7.A.Major Shareholders
The following table and accompanying footnotes set forth, as of December 31, 2021, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2021 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2021. Shares subject to free shares that vest within 60 days of December 31, 2021 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 31,018,553 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding as of December 31, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
5% Shareholders:
BVF Partners LP (1)	4,081,941	13.16%
Armistice Capital LLC(2)	3,078,432	9.92%
Directors and Executive Officers:
Gil Beyen (3)	146,973	*
Eric Soyer (4)	26,264	*
Iman El-Hariry (5)	141,915	*
Jérôme Bailly (6)	27,798	*
Stewart Craig	—	—
Anne-Cécile Fumey(7)	864	*
Brian Schwab(8)	1,279	*
Françoise Horand(9)	4,280	*
Jean-Paul Kress(10)	39,415	*
Galenos SPRL (11)	40,251	*
Philippe Archinard (12)	50,550	*
Luc Dochez (13)	40,250	*
Martine Ortin George (14)	40,251	*
Hilde Windels BV (14)	40,251	*
Melanie Rolli	—	—
All directors and executive officers as a group (15 persons) (15)	600,341	1.94%
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
(2)The address of Armistice Capital LLC is (510 Madison Avenue, 7th Floor, NY 10022, New York.
(3)Consists of 4,840 ordinary shares and 142,133 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2021.
(4)Consists of 6,264 ordinary shares and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021.

(5)Consists of 141,915 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2021.
(6)Consists of 3,798 ordinary shares and 24,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021.
(7)Consists of 864 ordinary shares.
(8)Consists of 1,279 ordinary shares.
(9)Consists of 780 ordinary shares and 3,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021.
(10)Consists of 39,415 ordinary shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2021.
(11)Consists of one ordinary share and 40,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021. Galenos SPRL, a legal entity controlled by Sven Andréasson, held a board seat during 2021 and designated Mr. Andréasson to represent it and to act on its behalf at meetings of our board of directors. Mr. Andréasson previously served as a member of our board from 2013 to 2014. Beginning January 2022, Mr. Andréasson serves as a member of our board in his personal capacity.
(12)Consists of 10,300 ordinary shares and 40,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021.
(13)Consists of 40,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021
(14)Consists of one ordinary share and 40,250 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2021.
(15)Consists of 28,128 ordinary shares and 572,213 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2021.
None of our principal shareholders have voting rights different than our other shareholders.
As of 9 March 2022, we estimate that approximately 30% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by approximately 7 holders of record including Bank of New York Mellon, the nominee of the Depositary Trust Company, which held approximately 17% of our outstanding ordinary shares as of said date. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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
Employment Agreements with Eric Soyer
In September 2015, we entered into employment agreement with Mr. Soyer. This employment agreement provides for an annual base salary and variable compensation in amounts up to 35% of the executive’s current base salaries, based upon achievement of specified performance objectives. This employment agreement also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. This agreement also provide for a 18-month non-compete clause, whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last twelve months.
Employment Agreements with Françoise Horand, Anne-Cécile Fumey and Brian Schwab
In October 2008, February 2016 and January 2020, respectively, we entered into employment agreements with Mrs. Horand, Mrs. Fumey and Mr. Schwab.
Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 20% to 35% of the current base salaries, based upon achievement of specified performance objectives. These employment agreements do not provide any additional termination indemnity other than the one provided for by French law. Mrs. Horand and Mr. Schwab’s agreements provide for a 18-month non-compete clause, whereby Mrs. Horand and Mr. Schwab are entitled to an amount equal to 33% of their average monthly remuneration over the last three months.
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
Employment Agreement with Stewart Craig
In November 2020, our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an employment agreement with Dr. Craig that provides for an annual base salary and variable compensation in an amount up to 35% of his base salary, based upon achievement of specified performance objectives. The agreement also provides for severance pay in specified situations. In the event of Dr. Craig’s termination without cause (as defined in Dr.Craig’s employment agreement), he will be entitled to an amount equal to six months’ base salary during the first 24 months of employment, plus an additional three months’ base salary for each full year he has worked for us, up to a maximum of 12 months’ base salary in total. In connection with a change of control, if Dr. Craig is terminated within 12 months (a) by us, (b) by mutual agreement or (c) by his decision to resign after receiving an offer that is not at least equivalent to his position prior to the change in control, he will be entitled to a lump sum payment equal to one year’s salary plus bonus (under the condition that he would not be eligible for the other severance benefits described above). Upon termination for any reason, our company may request Dr. Craig to execute a non-competition agreement for a period of 12 months, whereby Dr. Craig will be entitled to severance pay.
Employment Agreement with Jérôme Bailly
In January 2007, we entered into an employment agreement with Dr. Bailly, which was amended as of January 2018. He is entitled to an annual base salary set at €170,000, and variable compensation, in an amount up to 25% of his base salary, upon achievement of specified performance objectives. This variable amount was increased from 25% to 30% of his base salary in January 2019 and from 30% to 35% of his base salary in January 2021. If a change of control of our company occurs within 24 months of the granting of bonus shares, Dr. Bailly will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares.
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

NAME	TAX ASSISTANCE	TRAINING
Gil Beyen	X
Jérôme Bailly		X(1)
(1)The training convention with Mr. Jérôme Bailly ended on July 31, 2021.
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
Directors’ Compensation. Director compensation for attendance at board meetings is determined at the annual ordinary general meeting. The general meeting may allocate an annual fixed sum and the board of directors allocates this sum among its members as it sees fit. In addition, the board of directors may allocate exceptional compensation (rémunération exceptionnelle) for missions or mandates entrusted to its members, for example as member or chair of one or more board committees, this remuneration is subject to the provisions regarding related-parties agreements. At the Company’s combined general meetings of shareholders held on June 28, 2018, June 21, 2019, June 26, 2020, shareholders set the total annual attendance fees to be distributed among non-employee directors at €280 thousand for 2018, €400 thousand for 2019 and €425 thousand for 2020 and 2021.

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
Upon recommendation of the Company’s board of directors, the Company’s shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when the Company’s net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of the Company’s share capital plus the amount of the Company’s legal reserves which may not be distributed was equal to €2,641,238.90 at June 25, 2021.
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
Limitations
Ownership of ADSs or Shares by Non-French Residents
Neither the French Commercial Code nor the Company’s bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in the Company, including any purchase of the Company’s ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years’ imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health and telecommunications. etc., pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). The French government has adapted this foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a Ministerial order (arrêté) of April 27, 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a Decree (décret) of July 22, 2020 as amended by Decree n°2020-1729 of December 28, 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure. The Decree of July 22, 2020, as extended by the Decree n° 2021-1758 of December 22, 2021, currently provides that this new 10% threshold will be effective until December 31, 2022 and a fast-track review procedure for foreign investments exceeding this threshold.
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
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities (with the exception of the chairman of the board), and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors as well as the deliberations taken by the board member irregularly appointed.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
Vacancies on the Board of Directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	FRANCE	DELAWARE
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
Notice of General Meetings	A meeting announcement is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to a meeting and made available on the website of the company at least 21 days prior to the meeting. Subject to limited exceptions provided by French law, additional convening notice is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders holding registered shares for at least a month at the time latest insertions of the notices shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders’ meeting cannot deliberate due to lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice.

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

Number of exercised BEOCABSA
540, by tranches of 9, respectively on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, July 22, 2021 and August 24 2021 (including 2 tranches issued upon request of the Investor) i.e. a total amount of EUR 27 million, resulting in the issuance of 540 Notes with 303 030 Warrants attached.

Number of outstanding BEOCABSA	660
Notes
Nominal value :	EUR 3,000,000 by tranches (EUR 50,000 by Note)
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

Warrants
Number of Warrants to be issued :	10 % of the nominal value of the issued Notes (i.e. 33,670 by tranche of 60 Notes and 16,835 by tranche of 30 Notes), detached from the OCABSA as from their issuance.
Condition of exercise:	exercise by the holder for a period of 5 years from the date of issue, each warrant giving the right to subscribe to one new share.
Exercise price:	8,91 €, representing a 20% premium of the lowest volume-weighted average price over the reference period preceding the issuance of the first tranche.
The use of the OCABSA Agreement as of the date of the Annual Report is described in the table below:

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Tranche 1
Issuance	07/06/2020	60		Issuance	07/06/2020	33 670
Conversion		60	511 020
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			511 020	Number of shares issued			0	511 020
Tranche 2
Issuance	08/24/2020	60		Issuance	08/24/2020	33 670
Conversion		60	614 853
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			614 853	Number of shares issued			0	614 853
Tranche 3 (Resulting from Investor Call No. 1 dated 12 November 2020
Issuance	11/17/2020	60		Issuance	11/17/2020	33 670
Conversion		60	475 442
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			475 442	Number of shares issued			0	475 442
Tranche 4 (Resulting from Investor Call No. 2 dated 4 December 2020)
Issuance	12/07/2020	60		Issuance	12/07/2020	33 670
Conversion		60	408 163
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			408 163	Number of shares issued			0	408 163
Tranche 5
Issuance	12/22/2020	60		Issuance	12/22/2020	33 670
Conversion		60	421 447
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			421 447	Number of shares issued			0	421 447
Tranche 6
Issuance	03/02/2021	60		Issuance	03/02/2021	33 670
Conversion		60	502 565
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			502 565	Number of shares issued			0	502 565
Tranche 7
Issuance	05/19/2021	60		Issuance	05/19/2021	33 670
Conversion		60	668 984
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			668 984	Number of shares issued			0	668 984

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Tranche 8
Issuance	07/22/2021	60		Issuance	07/22/2021	33 670
Conversion		60	867 052
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			867 052	Number of shares issued			0	867 052
Tranche 9
Issuance	08/24/2021	60		Issuance	08/24/2021	33 670
Conversion		60	603,065
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			603,065	Number of shares issued			0	603,065
Number of shares issued upon conversion of convertible Notes and exercise of warrants								5,072,591
Number of note warrants outstanding								660
(1) i.e. an average parity of 1 Convertible Note for 8,517 new shares for tranche 1, 10,248 new shares for tranche 2, 7,924 new shares for tranche 3, 6,803 new shares for tranche 4, 7,024 new shares for tranche 5, 8 376 new shares for tranche 6, 11 149 new shares for tranche 7, 14 450 new shares for tranche 8 and 10 062 new shares for tranche 9.
We issued nine tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, July 22, 2021 and August 24, 2021), for a total amount of €27.0 million, for which all Notes were converted and no Warrants were exercised, as described in the table above.
Accordingly, we may decide to issue additional tranches up to a maximum of €6 million until June 2022, subject to the limit of 20% dilution, representing €3.0 million as of the date of this Annual Report based on a share price of €1.28 (closing share price on the day before the date of this Annual Report). It is specified that this maximum amount is not guaranteed and depends on a number of factors and conditions beyond our control.
We publish and update the monitoring table relating to the OCABSA Agreement on our website (https://erytech.com/wp-content/uploads/2021_09_10_ERY_Suivi_des_actions_OCABSA.pdf).
At-the-Market (ATM) Program
On September 21, 2020, we entered into a sales agreement with Cowen and Company, LLC (“Cowen”) pursuant to which we may issue and sell, from time to time at our sole discretion, ordinary shares in the form of ADSs to eligible investors at market prices, with aggregate gross sales proceeds of up to $30 million, subject to the regulatory limit of 20% dilution (this threshold is calculated based on the total number of shares listed on Euronext without prospectus during the twelve months before the issuance).
We agreed to pay Cowen commission equal to 3.0% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or the agent. We and the agent may terminate the sales agreement at any time in our sole discretion upon ten (10) days’ prior notice. The agent may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may materially impair the ability of the agent to sell the shares thereunder or a suspension or limitation of trading of our ADSs on Nasdaq.
In February 2021, we sold shares under this ATM program resulting in gross proceeds of $8.0 million, or €6.6 million, and net proceeds of $7.8 million, or €6.4 million.

Registered Direct Offerings
On April 29, 2021, we entered into subscription agreements with certain institutional and accredited investors providing for the issuance of an aggregate of 1,034,483 units (the “Units”), each Unit consisting of four ADSs, each representing one ordinary share, €0.10 nominal value per share, and three warrants, each to purchase one ordinary share, in a registered direct offering (the “April 2021 Offering”) at $29.00 per Unit for aggregate gross proceeds to us of approximately $30.0 million. Under the subscription agreements, the investors received warrants to purchase an aggregate of up to 3,103,449 ordinary shares representing 12,95% of the Company's share capital on a fully diluted basis prior to the offer. Such warrants became immediately exercisable and will expire two years from the date of issuance (i.e. May 4, 2023), subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €7.50 per share, subject to adjustment as set forth therein. The issuance of the 4,137,932 new shares underlying the ADSs resulted in an immediate capital increase of €24,868,971.30, representing approximately 19.12% of the Company's share capital and voting rights prior to the offering.
In connection with the offering, we also entered into a placement agency agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which HCW agreed to serve as the exclusive placement agent for us in connection with the registered direct offering. We agreed to pay HCW a placement agent fee equal to 7% of the gross proceeds from the sale of the Units in the offering, a non-accountable expense allowance of $50,000, an accountable expense allowance of $100,000 and clearing fees of $15,950.
On December 14, 2021, we entered into a subscription agreement with Armistice Capital Master Fund Ltd. (“Armistice”), providing for the issuance of an aggregate of 769,608 Units in a registered direct offering (the “December 2021 Offering”) at $10.20 per Unit for aggregate gross proceeds to us of approximately $7.85 million. Under this subscription agreement, Armistice received a warrant to purchase an aggregate of up to 2,308,824 ordinary shares representing 6,8% of the Company's share capital on a fully diluted basis prior to the offer. Such warrant became immediately exercisable and will expire two years from the date of issuance (i.e. December 20, 2023), subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €2.83 per share, subject to adjustment as set forth therein. The issuance of the 3,078,432 new ordinary shares underlying the ADSs resulted in an immediate capital increase of €6,957,256.32, representing approximately 11.02% of the share capital and voting rights of the Company prior to the offering. We also entered into a placement agency agreement with HCW on substantially similar terms as the April 2021 agreement.
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
10.E.Taxation.
The following describes certain material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of our ADSs by a U.S. holder (as defined below). This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of our ADSs that may be subject to special tax rules including, without limitation, the following:
•banks, financial institutions or insurance companies;
•brokers, dealers or traders in securities, currencies, commodities or notional principal contracts, including those that use the mark-to-market method of tax accounting;
•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively, and private foundations;
•governmental or international organizations;
•real estate investment trusts, regulated investment companies or grantor trusts;
•persons that hold their ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•certain former citizens or long-term residents of the United States;
•persons that received their ADSs pursuant to the exercise of any employee stock options or otherwise as compensation for the performance of services;
•persons that acquired their ADSs in connection with a trade or business, permanent establishment or fixed place of business outside of the United States, including a permanent establishment in France;
•pension plans;
•cooperatives;
•holders that own directly, indirectly or constructively 5% or more of our stock (by vote or value); and
•holders that have a “functional currency” other than the U.S. dollar.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner in the partnership and the activities of the partnership. U.S. holders that are such partners or partnerships should consult their tax advisors regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ADSs in their particular circumstances.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
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
This discussion is based in part upon the representations of the depositary and the assumption that each obligation in the amended and restated deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, a holder of an ADS generally should be treated as holding the underlying share represented by the ADS. As such, no gain or loss generally will be recognized upon an exchange of the ADS for the underlying share.
Persons considering an investment in our ADSs should consult their tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws, French tax laws and other non-U.S. tax laws.
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

France has introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities (including ADSs).
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
Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year pursuant to Regulations BOI-ANNEX-000467-29/12/2021 issued on December 29, 2021. The Nasdaq Global Select Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2021, our market capitalization did not exceed 1 billion euros.
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
Tax on Sale or Other Disposition
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territories is published by decree and is in principal updated annually. This list was last updated on 26 February 2021, and currently includes American Samoa, Anguilla, the British Virgin Islands, Dominica, Fiji, Guam, Palaos, Panama, Samoa, Seychelles, Trinidad and Tobago, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A 2 bis 2° of the FTC, and thus outside of the scope of Article 125 A III of the FTC, are currently American Samoa, Dominica, Fiji, Guam, Palaos, Samoa, Trinidad and Tobago and the United States Virgin Islands.
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. holder is an individual or 25% for corporate bodies or other legal entities. Special rules apply to U.S. holders who are residents of more than one country.
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and 25% otherwise. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Otherwise, dividends paid to a U.S. holder, other than individuals subject to the French withholding tax at a rate of 12.8%, will be subject to French withholding tax at the rate of 25%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.
Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 25% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.
Since the withholding tax rate applicable under French domestic law to U.S. holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.
Besides, please note that pursuant to Article 235 quater of the FTC and under certain conditions (in particular reporting obligations), a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Also, pursuant to newly introduced Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.
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
Material U.S. Federal Income Tax Considerations
This section discusses certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs by a U.S. holder that holds the ADSs as a "capital asset" for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address estate, gift, or alternative minimum tax considerations, the Medicare net investment tax, the special tax accounting rules under Section 451(b) of the Code or any state, local or non-U.S. tax considerations of the acquisition, ownership and disposition of our ADSs.
This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described herein. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position different from what is described herein concerning the tax consequences of the acquisition, ownership and disposition of our ADSs or that such a position would not be sustained by a court. U.S. holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs in their particular circumstances.
Passive Foreign Investment Company Considerations. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, allocations of income with respect to any partnership, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Furthermore, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as directly holding and receiving its proportionate share of assets and income, respectively, of such other corporation.
The annual determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations. For instance, whether we are a PFIC will depend on the composition of our income (including whether we will receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC rules). Whether we are a PFIC also will depend on the composition and value of our assets, including goodwill, which may be determined in large part by reference to the market value of our ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents, which may depend on how quickly we utilize our cash proceeds from our global offerings in our business, we may be more likely to be characterized as a PFIC. Based on the composition of our gross income, assets, activities and market capitalization and the nature of our business, and due to fluctuations in our stock price, we believe that we may have been characterized as a PFIC for our taxable year ending December 31, 2021. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, we cannot provide any assurances, and our U.S. counsel expresses no opinion, with respect to our PFIC status for any taxable year.
If we are classified as a PFIC in any taxable year during which a U.S. holder owns our ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding taxable years during which such U.S. holder owns the ADSs, regardless of whether we continue to qualify as a PFIC, unless we cease to be a PFIC and such U.S. holder has made a “deemed sale” election. If a deemed sale election is made, such U.S. holder will be deemed to have sold the ADSs at their fair market value and any gain from such deemed sale would be subject to the special tax regime described below. After the deemed sale election, as long as we do not become a PFIC in a subsequent taxable year, such U.S. holder’s ADSs with respect to which such election was made will not be treated as

ADSs in a PFIC and such U.S. holder will not be subject to the special tax regime described below. U.S. holders should consult their tax advisors as to the possibility and tax consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC and such election becomes available.
If we are a PFIC in any taxable year during which a U.S. holder owns our ADSs, such U.S. holder generally will be subject to the following special tax regime, which applies to both (a) any “excess distribution” by us to such U.S. holder (generally, such U.S. holder's ratable portion of distributions in any taxable year which are greater than 125% of the average annual distribution received by such U.S. holder in the shorter of the three preceding taxable years or such U.S. holder's holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution or gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over such U.S. holder's holding period, (ii) the amount deemed realized in each taxable year had been subject to tax in each taxable year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current taxable year and would not be subject to the interest charge described in the next clause) and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those taxable years. In addition, dividend distributions made to such U.S. holder will not qualify for the preferential rates of taxation currently applicable to "qualified dividend income" discussed below under “Distributions.”
Certain elections, if available, may be made to alleviate some of the adverse tax consequences of PFIC status and, if made, would result in an alternative tax treatment of the acquisition, ownership and disposition of ADSs in a PFIC. If we are a PFIC for any taxable year during which a U.S. holder owns our ADSs and the U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). In addition, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain or loss recognized on the sale or other disposition of the ADSs in a taxable year when we are a PFIC will be treated as ordinary income or loss (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election), respectively. The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to the U.S. holder.
If we are a PFIC for any taxable year during which a U.S. holder owns our ADSs, we expect to provide such U.S. holder, upon request, a “PFIC Annual Information Statement” with the information required to allow such U.S. holder to make a “qualified electing fund election” or “QEF Election.”
If a U.S. holder makes a QEF Election, the U.S. holder will be subject to current taxation on its pro rata share of our ordinary earnings and net capital gain for each taxable year that we are classified as a PFIC. Furthermore, any distributions paid by us out of our earnings and profits that were previously included in the U.S. holder’s income under the QEF Election will not be taxable to the U.S. holder. The U.S. holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ADSs that is not included in the U.S. holder’s income. In addition, the U.S. holder will recognize capital gain or loss on the disposition of its ADSs in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the ADSs. If the U.S. holder does not make and maintain a QEF election for the U.S. holder’s entire holding period for our ADSs by making the election for the first taxable year in which the U.S. holder acquired our ADSs, the U.S. holder will be subject to the special tax regime discussed above, unless the U.S. holder can properly make a “purging election” with respect to our ADSs in connection with the U.S. Shareholder’s QEF Election. A purging election may require the U.S. holder to recognize taxable gain on the U.S. holder’s ADSs. No purging election is necessary for a U.S. holder that timely makes a QEF Election for the first taxable year in which the U.S. holder acquired our ADSs.
U.S. holders should consult their tax advisors to determine whether any of the elections discussed above would be available and, if so, what the tax consequences of the alternative tax treatments would be in their particular circumstances.
If we are a PFIC for any taxable year during which a U.S. holder owns our ADSs, such U.S. holder generally will be subject to similar rules with respect to distributions we receive from and gains we recognize on the sale or other disposition of the stock any of our subsidiaries that are PFICs, or lower-tier PFICs, as if such distributions were indirectly received by or such sale or other disposition was indirectly carried out by such U.S. holder. U.S. holders should consult their tax advisors as to the application of the lower-tier PFIC rules in their particular circumstances.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. holder’s U.S. federal income tax return for that taxable year. U.S. holders should consult their tax advisors concerning PFIC reporting requirements in their particular circumstances.
The U.S. federal income tax rules relating to PFICs are complex. U.S. holders are urged to consult their tax advisers with respect to the acquisition, ownership and disposition of our ADSs, the tax consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.
Distributions. We do not expect to make any distribution in respect of our ADSs. Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” if we make any distribution in respect of our ADSs, the gross amount of the distribution (including any amounts of foreign tax withheld in respect of such distribution) actually or constructively received by a U.S. holder with respect to the ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder's holding period exceeds one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to "qualified dividend income" (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this purpose and which includes an exchange-of-information provision or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we currently expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later taxable years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend income rules and that it includes an exchange-of-information program. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Considerations,” dividend distributions with respect to our ADSs generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
A U.S. holder generally may claim the amount of any French withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability, subject to generally applicable limitations. Generally, the credit is determined separately for different categories of income and cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from foreign sources bears to such U.S. holder’s worldwide taxable income. For foreign tax credit limitation purposes, dividend distributions with respect to our ADSs generally will be treated as passive category income from foreign sources. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for French income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. U.S. holders should consult their tax advisors regarding the foreign tax credit rules.
In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the Depositary receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” this gain or loss generally will be capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.
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
Furthermore, certain individual U.S. holders are required to report information relating to an interest in ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return.
U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of our ADSs.
THE DISCUSSION ABOVE IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME AND FRENCH TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSs AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ADSs IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.
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
Item 11.Quantitative and Qualitative Disclosures About Market Risk.
Liquidity Risk
As of December 31, 2021, our cash and cash equivalents were €33.7 million ($38.1 million) and were primarily cash and term deposits that are convertible into cash in approximately 30 days notice without penalty. We believe that our cash and cash equivalents as of December 31, 2021 together with the proceed of the sale of the Group's US production unit located in Princeton, a sale completed in April 2022, for a gross amount of 44.5 million dollars (41.1 million euros) enable us to cover our cash requirements until mid-2024.
In the longer term the Group will need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches.
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
We do not currently engage in hedging transactions or the use of forward contracts but may in the future in order to minimize the impact of uncertainty in future exchange rates on cash flows. A deterioration of the U.S dollar to the Euro exchange rate of 1.1326 used for 2021 closing could impact our financial statements as follows:

	As of December 31, 2021		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	51,208	45,212	(448)	(2,153)	(4,110)
of which cash and cash equivalents	25,294	22,332	(221)	(1,063)	(2,030)
Financial liabilities	16,659	14,709	(146)	(700)	(1,337)
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
Equity risk

The Company's exposure to equity risk is limited to its own shares and linked to the OCABSA agreement. The total amount that could be issued under this agreement is subject to the regulatory limit of 20% dilution. As the share price of the Company has an impact on the number of shares issued upon the conversion of the convertible notes, the contractual possibility to raise up to €33.0 million will depend on the share price of the company. Based on the closing market price the day before the approval date of the Consolidated Financial Statements (€1.28), the Company could raise approximately €3.0 million. A change in the share price used could change the amount that could be raised as follows:

	Sensitivity
(in millions of euros)	- 20%	€1.28	+20%
Amount that could be raised	3.0	3.0	6.0
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
Item 12.Description of Securities Other than Equity Securities.
12.A.Debt Securities.
Not applicable.
12.B.Warrants and Rights.
Not applicable.
12.C.Other Securities.
Not applicable.
12.D.American Depositary Shares.
The Bank of New York Mellon acts as the depositary for the American Depositary Shares. The Bank of New York Mellon’s depositary offices are located at 240 Greenwich Street, New York, New York 10286. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be evidenced by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Société Générale. The Company has appointed The Bank of New York Mellon as depositary pursuant to an amended and restated deposit agreement. A copy of the amended and restated deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-3. ADS holders may obtain a copy of the amended and restated deposit agreement from the SEC’s website (www.sec.gov) and should refer to Registration Number 333-259690 when retrieving such copy.
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

Fees and Expenses
Pursuant to the terms of the amended and restated deposit agreement, the holders of our ADSs will be required to pay the following fees

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights

•  Cancellation of ADSs for the purpose of withdrawal, including if the amended and restated deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to an ADS holder
A fee equivalent to the fee that would be payable if securities distributed to an ADS holder had been ordinary shares and the shares had been deposited for issuances of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to an ADS holder
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on the Company’s share register to or from the name of the depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions as expressly provided in the amended and restated deposit agreement • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges payable by the depositary, custodian or their agents in connection with the servicing of deposited securities	• As necessary
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15.Controls and Procedures.
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer and chief operating officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2021. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2021 as a result of the material weakness described below. We are undertaking the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of the Current Material Weakness.”
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
As of December 31, 2019 and December 31, 2020, our management concluded that our internal control over financial reporting was not effective as a result of two material weaknesses in our internal control over financial reporting related to: (i) the monitoring of research and development projects, as controls designed to track actual costs incurred against invoices received were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over complex processes; and (ii) the lack of sufficiently developed and documented internal controls for our U.S. subsidiary. These material weaknesses had been initially identified in connection with the preparation of our financial results for the year ended December 31, 2018.
In connection with our assessment as of December 31, 2021, our management concluded that the material weakness related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary had been remediated. However, we concluded that that the material weakness related to the monitoring of research and development projects was not fully remediated.
During 2021, we continued to strengthen our internal controls over research and development financial information, in particular we finalized the implementation of controls designed to track actual costs incurred against invoices received, in order to better detect and correct errors. During 2021, we also trained personnel on internal controls over complex processes.
We believe the remediation measures described above improved the reliability of financial information related to research and development. Nevertheless, our management identified that the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received did not operate at a sufficient level of precision. Management considers this control have to be redesigned to fully remediate the material weakness. As a result of this material weakness, management concluded our internal control over financial reporting was not effective as of December 31, 2021 at the reasonable assurance level.
Notwithstanding the material weakness, our management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.
Management’s Plan for Remediation of the Current Material Weakness
To further improve our internal control over financial reporting and to specifically address the control deficiency that led to our material weakness, we plan to deploy remediation efforts focused on reinforcing:
•controls over our research and development financial information, including redesigning our key control over the reconciliation of invoices received with estimated hospital costs incurred related to clinical trials sponsored by the Company so that it can operate at an appropriate level of precision to detect and correct errors.
Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting
Management previously identified a material weakness in our internal control over financial reporting that was identified in connection with the preparation of the financial results for the year ended December 31,2018 which had not been remediated as of December 31, 2020. As a result of the remediation activities described below, as of December 31, 2021, management has concluded that the previously disclosed material weakness has been fully remediated.
This material weakness previously identified in our internal control over financial reporting related to the lack of sufficiently developed and documented internal controls for our U.S. subsidiary.
In response to the identified material weakness, we took a number of actions to improve our internal control over the financial reporting during the year ended December 31, 2021, including the following:
•the reinforcement and structuration of the US finance team, including the hiring of a new staff accountant in March 2021. This new hire allowed us to maintain a better segregation of duties within our US subsidiary and to implement new effective controls to mitigate the residual risk of material misstatements in our financial reporting.
•the implementation of new effective controls over certain relevant information technology (“IT”) systems supporting our U.S. operations that are relevant to the preparation of the consolidated financial statements with a specific focus on user access controls.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

Changes in Internal Control over Financial Reporting
Other than the remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.Principal Accountant Fees and Services.
KPMG S.A., or KPMG, has served as our independent registered public accounting firm for the years ended December 31, 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year Ended December 31,
(in thousands of €)	2020	2021
Audit Fees	363	345
Audit-Related Fees	165	203
All Other Fees	—	—
Total	528	547
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
There were no “Tax Fees” billed or paid during 2020 or 2021.
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
Item 16H.Mine Safety Disclosure.
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
PART III.
Item 17. Financial Statements.
See the financial statements beginning on page F-1 of this Annual Report.
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Bylaws (statuts) of the registrant (English translation)

2.1	Amended and Restated Deposit Agreement	F-3	333-248953	4.2	September 21, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-3	333-248953	4.2	September 21, 2020

2.3*	Description of Securities
2.4	Sales Agreement, dated September 21, 2020, by and between the Registrant and Cowen and Company, LLC	F-3	333-248953	1.2	September 21, 2020
4.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)	F-1	333-220867	10.1	October 6, 2017

4.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)	F-1	333-220867	10.2	October 6, 2017

4.3	Lease Agreement by and between the registrant and EUROGAL, dated December 6, 2017 (English Translation)	20-F	001-38281	4.3	April 24, 2018

4.4	Lease by and between the registrant and 104 Campus Drive LLC, dated April 27, 2018	20-F	001-38281	4.4	March 29, 2019

4.7#	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011	F-1	333-220867	10.5	October 6, 2017

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.8#	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009	F-1	333-220867	10.6	October 6, 2017

4.9#	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014	F-1	333-220867	10.7	October 6, 2017

4.10	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.8	October 6, 2017

4.11#	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.9	October 6, 2017

4.12†	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-220867	10.11	October 6, 2017

4.13†	Summary of BSA Plans	F-1	333-220867	10.12	October 6, 2017

4.14†	Summary of BSPCE Plans	F-1	333-220867	10.13	October 6, 2017

4.15†	2016 Share Option Plan (English translation)	F-1	333-220867	10.14	October 6, 2017

4.16†	2016 Free Share Plan (English translation)	F-1	333-220867	10.15	October 6, 2017

4.17†	2017 Share Option Plan (English translation)	S-8	333-222673	99.5	January 24, 2018

4.18†	2017 Free Share Plan (English translation)	S-8	333-222673	99.6	January 24, 2018

4.19†	2018 Share Option Plan (English translation)	S-8	333-232670	99.2	July 16, 2019

4.20†	2018 Free Share Plan (English translation)	S-8	333-232670	99.3	July 16, 2019

4.21†	2018 BSA Subscription Plan (English translation)	S-8	333-232670	99.4	July 16, 2019
4.22†	2019 Share Option Plan (English translation)	20-F	001-38281	4.22	March 18, 2020

4.23†	2019 Free Share Plan (English translation)	20-F	001-38281	4.23	March 18, 2020

4.24†	2019 BSA Subscription Plan (English translation)	S-8	333-239429	99.4	June 25, 2020

4.25^	License and Collaboration Agreement by and between the registrant and SQZ Biotechnologies Company, dated June 24, 2019	20-F	001-38281	4.24	March 18, 2020

4.26†	Executive Employment Agreement by and between the registrant and Gil Beyen, dated as of April 1, 2019	20-F	001-38281	4.25	March 18, 2020

4.27†	2020 Share Option Plan	20-F	001-38281	4.27	March 8, 2021

4.28†	2020 Free Share Plan (English translation)	20-F	001-38281	4.28	March 8, 2021

4.29†	2020 BSA Subscription Plan	20-F	001-38281	4.29	March 8, 2021

4.30†	Agreement for the issuance of and subscription to warrants giving access to notes convertible into new and/or existing shares with share subscription warrants attached	20-F	001-38281	4.3	March 8, 2021

4.31†*	2021 Share Option Plan

4.32†*	2021 Free Share Plan (English translation)

4.33†*	2021 BSA Subscription Plan

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.34	Form of Subscription Agreement, dated as of April 29, 2021	6-K	001-38281	10.1	May 3, 2021

4.35	Terms and Conditions of the Warrants, dated as of April 29, 2021	6-K	001-38281	10.2	May 3, 2021

4.36	Placement Agency Agreement, dated as of April 29, 2021	6-K	001-38281	10.3	May 3, 2021

4.37	Form of Subscription Agreement, dated as of December 14, 2021	6-K	001-38281	10.1	December 16, 2021

4.38	Terms and Conditions of the Warrants, dated as of December 14, 2021	6-K	001-38281	10.2	December 16, 2021

4.39	Placement Agency Agreement, dated as of December 14, 2021	6-K	001-38281	10.3	December 16, 2021

8.1	List of subsidiaries of the registrant	F-1	333-220867	21.1	October 6, 2017

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG S.A.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Date: April 27, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Erytech Pharma S.A. and subsidiary (the Company) as of December 31, 2021, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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

Lyon, 27 April 2022
KPMG Audit
A division of KPMG S.A.

Stéphane Gabriel Devin
Partner

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	12/31/2019	12/31/2020	12/31/2021
Revenues		—	—	—
Other income	3.1	5,283	3,718	4,180
Operating income		5,283	3,718	4,180
Research and development	3.2.1	(52,193)	(57,580)	(45,100)
General and administrative	3.2.2	(17,164)	(14,970)	(15,595)
Operating expenses		(69,357)	(72,550)	(60,695)
Operating loss		(64,074)	(68,832)	(56,515)
Financial income	3.5	2,947	889	5,422
Financial expenses	3.5	(1,533)	(5,354)	(2,702)
Financial income (loss)		1,414	(4,465)	2,720
Income tax	3.6	1	(3)	(2)
Net loss		(62,659)	(73,300)	(53,797)
Basic / Diluted loss per share (€/share)	3.7	(3.49)	(3.99)	(2.27)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Net loss	(62,659)	(73,300)	(53,797)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	1,237	400	(528)
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	(38)	(19)	68
Tax effect	—	0	—
Other comprehensive income (loss)	1,199	381	(460)
Comprehensive income (loss)	(61,460)	(72,919)	(54,257)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2019	December 31, 2020	December 31, 2021
ASSETS
Non-current assets
Intangible assets	4.1.1	603	589	15
Property, plant and equipment	4.1.2	25,632	20,862	18,960
Right of use	4.2	10,009	8,228	6,869
Other non-current assets	4.3	718	1,091	876
Total non-current assets		36,962	30,770	26,720
Current assets
Inventories	4.4	358	0	0
Trade and other receivables	4.5	36	4	12
Other current assets	4.5	8,016	5,182	6,337
Cash and cash equivalents	4.6	73,173	44,446	33,699
Total current assets		81,583	49,632	40,048
TOTAL ASSETS		118,545	80,402	66,768

		As of
(Amounts in thousands of euros)	Notes	December 31, 2019	December 31, 2020	December 31, 2021
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		1,794	2,006	3,102
Premiums related to share capital		281,688	120,705	97,618
Reserves		(136,607)	(24,616)	(25,293)
Translation reserve		1,344	1,744	1,215
Net loss for the period		(62,659)	(73,300)	(53,797)
Total shareholders’ equity	4.7	85,560	26,539	22,845
Non-current liabilities
Provisions - non-current portion	4.8	506	652	524
Financial liabilities – non-current portion	4.9	1,321	14,379	15,232
Derivative liabilities - non current portion	4.9.1	—	288	0
Lease liabilities - non-current portion	4.10	11,278	9,197	8,162
Deferred tax		—	—	—
Total Non-current liabilities		13,105	24,516	23,918
Current liabilities
Provisions - current portion	4.8	71	—	—
Financial liabilities – current portion	4.9	99	2,265	164
Derivative liabilities - current portion	4.9.1	—	129	0
Lease liabilities - current portion	4.10	1,425	1,607	1,817
Trade and other payables	4.11	13,775	20,910	14,154
Other current liabilities	4.11	4,510	4,436	3,870
Total current liabilities		19,880	29,347	20,005
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		118,545	80,402	66,768

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of euros)	Notes	12/31/2019	12/31/2020	12/31/2021

Cash flows from operating activities
Net loss		(62,659)	(73,300)	(53,797)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange		(673)	3,028	(3,570)
Amortization and depreciation	3.4	4,216	4,991	5,377
Provision	3.4	192	57	135
Change in fair value of derivative liabilities		—	(652)	(1,175)
Expenses related to share-based payments	3.3	1,359	1,179	1,323
Gain or loss on disposal	4.1.2	42	22	17
Interest expense (income)		484	2,150	2,073
Income tax expense (income)	3.6	(1)	3	2
Operating cash flow before change in working capital		(57,040)	(62,522)	(49,615)
(Increase) decrease in inventories	4.4	1,038	358	—
(Increase) decrease in trade and other receivables	4.5	(7)	33	(8)
(Increase) decrease in other current assets	4.5	6,150	2,829	(94)
Increase (decrease) in trade and other payables	4.11	5,993	6,913	(6,477)
Increase (decrease) in other current liabilities	4.11	556	669	(574)
Change in working capital		13,730	10,802	(7,153)
Income tax paid		—	—	(2)
Net cash flow used in operating activities		(43,310)	(51,720)	(56,770)
Cash flows from investing activities
Acquisition of property, plant and equipment		(20,117)	(1,139)	(298)
Acquisition of intangible assets	4.1.1	(16)	(2)	—
Increase in non-current & current financial assets		(119)	(421)	(192)
Disposal of property, plant and equipment		—	83	—
Decrease in non-current & current financial assets	4.3	414	4	145
Net cash flow used in investing activities		(19,838)	(1,475)	(345)
Cash flows from financing activities
Capital increases, net of transaction costs	4.7	—	118	34,631
Subscription of warrants		47	12	—
Proceeds from borrowings, net of transaction costs	4.9	—	27,134	12,157
Repayment of borrowings	4.9	(738)	(62)	—
Allowance received from a lessor	4.1	1,866	188	—
Repayment of lease liability (IFRS 16)	4.1	(978)	(1,615)	(1,702)
Interests received (paid)		(195)	(326)	(374)
Other change in financial liabilities	4.9	38	—	—
Net cash flow from (used in) financing activities		40	25,449	44,712
Exchange rate effect on cash in foreign currency		1,910	(981)	1,656
Increase (Decrease) in cash and cash equivalents		(61,198)	(28,727)	(10,747)
Net cash and cash equivalents at the beginning of the period	4.6	134,371	73,173	44,446
Net cash and cash equivalents at the closing of the period	4.6	73,173	44,446	33,699
Cash paid for interest		195	326	374
Cash paid for income tax		—	—	—

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net income (loss)	Total shareholders’ equity
As of December 31, 2018	1,794	281,744	(99,524)	(188)	(38,224)	145,602
Net loss for the period					(62,659)	(62,659)
Other comprehensive income			(38)	1,237		1,199
Total comprehensive income (loss)	—	—	(38)	1,237	(62,659)	(61,460)
Allocation of prior period loss			(38,224)		38,224	—
Issue of ordinary shares	0	0				0
Issue of warrants		59				59
Share-based payment			1,359			1,359
Reclassification		(115)	(180)	295		0
As of December 31, 2019	1,794	281,688	(136,607)	1,344	(62,659)	85,560
Net loss for the period					(73,300)	(73,300)
Other comprehensive income			(19)	400		381
Total comprehensive income (loss)	—	—	(19)	400	(73,300)	(72,919)
Allocation of prior period loss		(54,208)	(8,451)		62,659	—
Allocation of reserves on premiums		(119,282)	119,282			—
Issue of ordinary shares	212	12,507				12,719
Issue of warrants						0
Share-based payment			1,179			1,179
As of December 31, 2020	2,006	120,705	(24,616)	1,744	(73,300)	26,539
Net loss for the period					(53,797)	(53,797)
Other comprehensive income			68	(528)		(460)
Total comprehensive income (loss)	—	—	68	(528)	(53,797)	(54,257)
Allocation of prior period loss (3)		(71,037)	(2,263)		73,300	—
Other			195			195
Transaction costs (2)		(3,811)				(3,811)
Issue of ordinary shares (1)	1096	51,746				52,842
Issue of warrants		15				15
Share-based payment			1,323			1,323
As of December 31, 2021	3,102	97,618	(25,293)	1,215	(53,797)	22,845
(1)of which €31,826 thousand as result of the Registered Direct Offering in April (€24,867 thousand) and in December (€6,957 thousand) 2021 ; €6,616 thousand related to ATM and €14,400 thousand related to the conversion of five tranches of OCABSA.
(2)Related to capital increase
(3)The net loss 2020 has been allocated to the Premiums pursuant to a shareholders meeting decision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The notes are an integral part of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on April 26, 2022.
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
The Company has incurred losses and negative cash flows from operating activities since its inception and had shareholders’ equity of €22,845 thousand as of December 31, 2021 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
The COVID-19 pandemic have resulted in a delay in patient enrollment in the TRYbeCA-1 trial in 2020 and thus in the interim analysis that occured in February 2021.We reported top-line final results on October 25, 2021. The Phase 3 TRYbeCA-1 trial did not meet the primary efficacy endpoint of overall survival (OS). Nevertheless, a preliminary analysis of the results of a subgroup of patients indicated a potential efficacy signal for patients treated with eryaspase in combination with FOLFIRI chemotherapy cocktail.
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
The situation on the financial markets and TRYBeCA-1 study result may impair the ability of the Company to raise capital when needed or on attractive terms.
The accompanying consolidated financial statements and related notes (the “Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.
Registered office of ERYTECH Pharma S.A.: 60 avenue Rockefeller, 69008, Lyon, France.
Major events of 2021
Business
Mars 2021
•On March 2,2021, ERYTECH has called a 6th OCABSA tranche for net proceeds of €2.9 million and has made a placement of 744,186 newly issued shares in the United States through its at-the-market ((ATM) equity financing program for the net proceeds of €6.4 million.
April 2021
•The company announced a $30.0 million Registered Direct Offering, after entering into definitive agreements with specified categories of investors for the purchase and sale of 1,034,483 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”).The issuance of the 4,137,932 new ordinary shares underlying the ADSs resulted in an immediate capital increase of €24,868,971.30 (divided into a nominal amount of €413,793.20 and a total issuance premium of €24,455,178.10 and corresponding to a nominal value of ten cents (€0.10) plus an issuance premium of €5.91 per share issued), representing approximately 19.12% of the Company’s share capital and voting rights outstanding before the offering.
May 2021
•On May 19,2021, ERYTECH has called a 7th OCABSA tranche for net proceeds of €2.9 million
July August 2021
•The U.S. Food and Drug Administration (FDA) granted eryaspase Fast Track designation for the treatment of acute lymphocytic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase (PEG-ASNase).On July 22, 2021 and August 24, 2021, ERYTECH has called a 8th and 9th OCABSA tranches for net proceeds of €5.7 million.
October 2021
•The Company announced Maximum Tolerated Dose Declared in a Phase 1 Investigator Sponsored Trial of Eryaspase in First-Line Pancreatic Cancer
•The Company announced Results from TRYbeCA-1 Phase 3 Trial of Eryaspase in Patients with Second-line Advanced Pancreatic Cancer. The trial did not meet its primary endpoint of overall survival.
December 2021
•The Company announced $7.85 million Registered Direct Offering, after entering into definitive agreements with specified categories of investors for the purchase and sale of 769,608 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”). The issuance of the 3,078,432 new ordinary shares underlying the ADSs will result in an immediate capital increase of €6,957,256.32 (divided into a nominal amount of €307,843.20 and a total issuance premium of €6,649,413.12 and corresponding to a nominal value of ten cents (€0.10) plus an issuance premium of €2.16 per Share issued), representing approximately 11.02% of the Company’s share capital and voting rights outstanding before the offering.
Management
No significant event to report
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

2.ACCOUNTING RULES AND METHODS
2.1.Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with the underlying assumptions of going concern. The Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The Company has historically financed its growth by strengthening its equity in the form of capital increases and issuance of convertible notes.
The Board of Directors approved the consolidated financial statements on a going concern basis as the Company will be able to fund its operations beyond the next 12 months after the closing date, considering:
•Cash and cash equivalents held by the Company amounted to €33.7 million as of December 31, 2021. They are composed of cash and term deposits readily available without penalty;
•The selling price of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent in April 2022 for 44.5 million of dollars (41.1 million in euros).
•The cash consumption forecast for the next 12 months after the closing date.
In the longer term, the Company will have to find additional funding. Various financing sources are considered among which the issuance of new debt or equity instruments and partnership agreements.
The Consolidated Financial Statements have been prepared in accordance with the historical cost principle with the exception of certain categories of assets and liabilities measured at fair value in accordance with IFRS.
All amounts are expressed in thousands of euros, unless stated otherwise.
2.2Statement of compliance
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on April 26, 2022. They will be subject to the approval of the General Meeting on June 24, 2022.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).
As of December 31, 2021, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
The Company adopted the following standards, amendments and interpretations that are applicable as at January 1, 2021:
•Amendments to References to the conceptual framework in IFRS standards ;
•Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16: Interest rate benchmark reform (phase 2).
•Amendments to IFRS 16 Leases : Covid-19 Related Rent
•IFRIC agenda decision to IAS 19 Employee Benefits: attributing benefits to period of services
These new texts did not have any significant impact on the Company’s results or financial position.

The standards and interpretations that are optionally applicable to the Company as of December 31, 2021 were not applied in advance. Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:
•Amendments to IAS 1 : Classification of liabilities as current or non-current; Disclosure of Accounting Policies
•Amendments to IAS 16 : Property, Plant and Equipment - Proceeds before intended use .
•Amendments to IAS 37 : Onerous contracts - cost of fulfilling a contract
•Annual Improvements 2018-2020
•Amendments to IAS 8 : Definition of Accounting Estimates
•Amendments to IAS 12 : Deferred tax related to Assets and Liabilities arising from a Single Transaction.

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

Exchange rate (USD per EUR)	12/31/2019	12/31/2020	12/31/2021
Weighted average rate	1.1196	1.1413	1.1835
Closing rate	1.1234	1.2271	1.1326
Conversion of Foreign Currency Transactions
Foreign currency transactions are converted to functional currency at the exchange rate applicable on the transaction date. At the closing date, foreign currency monetary assets and liabilities are converted at the exchange rate prevailing on that date. The resulting exchange gains or losses are recorded in the consolidated statement of income (loss) in “Financial income (loss)”.
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
2.5Use of estimates and judgments
Preparation of the consolidated financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The Company has not identified any environmental risks or risks related to the COVID-19 pandemic that would require significant new estimates or judgments. The use of estimates and judgment relate primarily to the measurement of:
•the share-based payments in accordance with IFRS 2 (see note 3.3.3);
•the fair value of the convertible notes' agreement and its classification in accordance with IFRS 9 and IAS 32 (see note 4.9.1);
•the hospital costs accrual (see note 4.11).
•the recognition of right of use assets and liabilities for leases with a term of more than 12 months according to IFRS 16 (see note 4.2).
2.6Presentation of the statement of income (loss) & statement of financial position
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is the research and development. Consequently, only “research and development expenses” and “general administrative expenses” functions are considered to be representative. The detail of the expenses by nature is disclosed in note 3.2.
In the statement of financial position certain immaterial amounts in prior year have been reclassified to conform to the current year presentation (other current financial assets merged with other current assets).
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
Information per geographical segment

Revenues from external customers (amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
France	105	61	0
United States	969	185	128
Total	1,074	246	128

Non current assets (amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
France	9,616	8,414	6,325
United States	26,629	21,265	19,520
Total	36,245	29,679	25,845
2.9 Events after the close of the reporting period
The consolidated statement of financial position and the consolidated statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date.
February 2022: Impact of the Conflict in Ukraine on Our Business

Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine.
In response, the United States and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen.
To date, we have not experienced any material impact on our business, operations and clinical development timelines and plans. However, we cannot predict the specific extent, duration, or impact that the conflict in Ukraine and the related sanctions and export controls will have on our financial condition and operations.
We are closely monitoring developments in the current context and will take appropriate measures as necessary. The war in Ukraine did not impact our financial results for the year ended on December 31, 2021. Our business does not conduct any trial in Ukraine or Russia and does not have any vendors located in these regions.

April 2022: Sale of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent
Description of the transaction
•Under the terms of an asset purchase agreement between the Group ERYTECH and Catalent (the “APA”), Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total gross consideration of $44.5 million (€41.1 million) paid at closing.Catalent has extended offers of employment to approximately 40 people employed by Erytech at the Princeton facility.
•The parties also entered into an interim supply agreement, under which Catalent will manufacture ERYTECH’s lead product candidate eryaspase (GRASPA®) for clinical and commercial supply in the United States.
•The transaction closing was completed in April 22, 2022.
Financial effects of the transaction on the consolidated financial statements ending on the December 31, 2021
Catalent asset purchase agreement scope include fixed assets and right of use in non-current assets, it includes also lease liabilities (on current and non-current liabilities)
•Fixed assets are property, plant & equipment for a gross amount of 25.7 million dollars 22.7 millions euro), accumulated depreciation for -7 million dollars (-6.2 millions euro) and a net value of 18.6 million dollars (16.4 millions euro).
•Right of use (Princeton lease) for a gross amount of 4.8 million dollars (4.2 millions euro), accumulated depreciation of-1.3 million dollars (-1.2 millions euro), and a net value of 3.5 million dollars (3.1 millions euro).
•Lease liabilities for a total amount of 6.1 million dollars (5.4 millions euro).
•Financial Currency amount are converted using December 31, 2021 closing exchange rate, to be consistent with the consolidated statement of financial position.
Internal non-recurring cost due to the disposal are estimated on a full year basis at 10.8 million dollars (10.0 millions euro), they include mainly:
•Personnel Expenses for 5.1 million dollars (4.7 millions euro)
•Production cost (rent, maintenance et services related to production building and equipment) for 2.1 million dollars (1.9 millions euro)
•Depreciation and amortization for 3.4 million dollars (3.1 millions euro)
This sale of asset recurring effect on cash and cash equivalent is a reduction in yearly cash disbursements of approximately 7.4 million dollars (6.8 millions euro) related to running costs of the Princeton facility.

The net profit on the sale of the property, plant and equipments, lease contract, after transaction cost ( 2.5 million dollars, 2.3 millions euros) and before tax amounts to 26.0 million dollars (24.1 millions euros).
Non-recurring cost in dollars are converted in euro using 1.0817 April 22, 2022 exchange rate,

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

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Research Tax Credit	3,915	3,430	3,669
Subsidies	294	42	383
Revenues from licenses or other contracts	1,074	246	128
Total	5,283	3,718	4,180

Revenues from licenses or other contracts
Revenues from licenses or other contracts in 2019 are mainly linked to the license agreement signed with SQZ Biotechnologies (see note 7). The increase in subsidies in 2021 is related to the last milestone received form BPI for €308,730 (Project TEDAC).
3.2Operating expenses by nature
3.2.1Research and development expenses

For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	668	6,340	7,008
Rental and maintenance	171	1,125	1,296
Services, subcontracting and fees	3,543	21,753	25,296
Personnel expenses	3,056	11,911	14,967
Depreciation and amortization	307	3,229	3,536
Other	50	40	90
Total	7,795	44,398	52,193

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	54	6,732	6,786
Rental and maintenance	117	1,162	1,279
Services, subcontracting and fees	1,099	28,487	29,586
Personnel expenses	2,268	13,361	15,629
Depreciation and amortization	283	3,951	4,234
Other	25	41	66
Total	3,846	53,734	57,580

For the year ended December 31, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	151	4,849	5,000
Rental and maintenance	116	1,366	1,482
Services, subcontracting and fees	589	17,480	18,069
Personnel expenses	1,960	13,633	15,593
Depreciation, amortization & provision	353	4,531	4,884
Other	17	55	72
Total	3,186	41,914	45,100
The decrease in research and development expenses for periods presented is mainly due to:
•The decrease €-1,786 thousand in consumables, mainly related to reduction of purchase of Asparagynase (Graspa production key component used in clinical trial for patient treatment)
•The decrease €-11,517 thousand in external services mainly linked to decrease in clinical study expenses (Clinical Research Organization vendor and Patients site cost).

3.2.2.General and administrative expenses

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Consumables	527	224	226
Rental and maintenance	1,117	1,070	1,129
Services, subcontracting and fees	7,964	5,962	6,684
Personnel expenses	6,331	6,573	6,174
Depreciation and amortization	751	686	494
Other	474	455	888
Total	17,164	14,970	15,595
The €722 thousand increase of service cost in 2021 is explained mostly by insurance premium increase of €1,323 thousand The significance of services, subcontracting and fees in 2019 is mainly due to costs incurred as part of the establishment of the Princeton manufacturing facility.
3.3Personnel expenses
3.3.1.Research and development expenses

For the year ended December 31, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	2,029	8,893	10,922
Share-based payments (employees and executive management)	223	465	688
Social security expenses	804	2,553	3,357
Total personnel expenses	3,056	11,911	14,967

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,579	9,886	11,465
Share-based payments (employees and executive management)	24	507	531
Social security expenses	665	2,968	3,633
Total personnel expenses	2,268	13,361	15,629

For the year ended December 31, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,318	10,106	11,424
Share-based payments (employees and executive management)	110	570	680
Social security expenses	532	2,957	3,489
Total personnel expenses	1,960	13,633	15,593
The weighted average full-time employees (FTE) was 156 in 2019, 166 in 2020 and 152 in 2021.

3.3.2.General and administrative expenses

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Wages and salaries	4,376	4,393	4,032
Share-based payments (employees and executive management)	522	532	561
Social security expenses	1,433	1,648	1,581
Total personnel expenses	6,331	6,573	6,174
The weighted average full-time employees (FTE) was 41 in 2019, 41 in 2020 and 42 in 2021.

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
Share subscription warrants (“BSA”) plan

Types of securities	BSA2014	BSA2016	BSA2017	BSA2019	BSA2021
Vesting period	NA	Tranche 1 : 1 year Tranche 2 : 2 years	Tranche 1 : 1 year Tranche 2 : 2 years Tranche 3 : 3 years	2 years	1 year
Maturity	January-2024	Depending of the grant date October-2021 January-2022	Depending of the grant date June-2022 January-2023	October-2022	October 2024

The main assumptions used to determine the fair value of the plans granted in 2019, 2020 and 2021 are:

	Grant in October 2019	Grant in July 2021
Number of warrants	75,000	75,250
Plan	BSA2019	BSA2021
Exercise price	€3.71	€3.82
Price of the underlying share	€3.78	€3.55
Expected dividends	—%	—%
Volatility (1)	33.41%	55.16%
Expected term	2.5 years	2.5 years
Fair value of the plan (in thousands of euros) (2)	59	82
(1)based on the historical volatility observed on the ERYP index on Euronext
(2)BSA were granted at fair value in October 2019. Therefore, no expense was recognized under IFRS 2.
Stock options (“SO”) plan

Types of securities	SO2016	SO2017	SO2018	SO2019	SO2020	SO2021
Vesting period (identical for all plans)	Tranche 1: 2 years Tranche 2: 3 years
Maturity	Depending of the grant date October-2026 January-2027 June-2027 October-2027	Depending of the grant date June-2027 January-2028	Depending of the grant date September-2028 January-2029 April-2029	Depending of the grant date July-2029 October-2029 February-2030	Depending of the grant date July-2030 November-2030 June-2031	Depending of the grant date July-2031 December-2031
The main assumptions used to determine the fair value of the plans granted in 2019, 2020 and 2021 are:

	Grant in January 2019	Grant in April 2019	Grant in July 2019
Number of options	38,025	76,905	59,123
Plan	SO2018	SO2018	SO2019
Exercise price	€6.38	€7.20	€5.78
Price of the underlying share	€6.38	€7.20	€5.81
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	41.88%	41.65%	41.00%
Expected term	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	97	217	131

	Grant in October 2019	Grant in February 2020	Grant in July 2020
Number of options	347,250	41,950	374,000
Plan	SO2019	SO2019	SO2020
Exercise price	€4.25	€5.87	€6.88
Price of the underlying share	€3.78	€5.51	€6.56
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	40.69%	41.35%	43.41%
Expected term	T1 : 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	447	84	951

	Grant in November 2020	Grant in June 2021	Grant in July 2021	Grant in December 2021
Number of options	75,000	57,000	377,550	149,000
Plan	SO2020	SO2020	SO2021	SO2021
Exercise price	€6.14	€4.78	€3.71	€2.14
Price of the underlying share	€6.37	€4.37	€3.55	€2.10
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	44.32%	44.30%	44.25%	45.82%
Expected term	T1: 6 years T2 : 6.5 years
Fair value of the plan (in thousands of euros)	199	96	533	131
(1)based on the historical volatility observed on the ERYP index on Euronext
Free shares (“AGA”) plan

Types of securities	AGA2017	AGA2018	AGA2019	AGA2020	AGA2021
Vesting period	Tranche 1:1 year Tranche 2: 2 years Tranche 3: 3 years		Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years Tranche 4 : 4 years Tranche 5 : 5 years
The main assumptions used to determine the fair value of the plans granted in 2019, 2020 and 2021 are:

	Grant in January 2019	Grant in April 2019	Grant in October 2019	Grant in February 2020
Number of shares	36,150	94,200	300,941	50,037
Plan	AGA 2018	AGA 2018	AGA 2019	AGA 2019
Price of the underlying share	€6.38	€7.20	€3.78	€5.51
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	38.22%	36.32%	38.76%	38.55%
Repo margin	5.00%	5.00%	5.00%	5.00%
Maturity	3 years	3 years	5 years	5 years
Performance criteria	(2)	(2)	(2)	(2)
ERYP	€6.54	€7.52	€4.25	€5.87
Performance multiple ("PM")	2	2	3	2
Fair value of the plan (in thousands of euros)	102	269	434	133

	Grant in July 2020	Grant in June 2021	Grant in July 2021	Grant in December 2021
Number of shares	250,012	50,831	231,000	93,331
Plan	AGA 2020	AGA 2020	AGA 2021	AGA 2021
Price of the underlying share	€6.56	€4.37	€3.55	€2.10
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	42.23%	44.79%	44.72%	47.56%
Repo margin	5.00%	5.00%	5.00%	5.00%
Maturity	5 years	5 years	5 years	5 years
Performance criteria	(2)	(2)	(2)	(2)
ERYP	€6.88	€4.78	€3.71	€2.14
Performance multiple ("PM")	2.00	2	2	2
Fair value of the plan (in thousands of euros)	877	121	465	133
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
•If TRi <=0% no shares granted are acquired
•If Tri>100% all the shares granted are acquired
•If 0%<TRi<100% shares granted are acquired following the TRi percentage

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of December 31, 2019	of which employees	of which executive officers and executive committee	of which board members
AGA	688	305	383	—
BSA	125	—	—	125
SO	546	296	249	—
Total	1,359	601	632	125

Plan name	Amount in P&L in euros thousands as of December 31, 2020	of which employees	of which executive officers and executive committee	of which board members
AGA	537	298	239	—
BSA	43	—	—	43
SO	599	189	410	—
Total	1,179	487	649	43

Plan name	Amount in P&L in euros thousands as of December 31, 2021	of which employees	of which executive officers and executive committee	of which board members
AGA	616	306	311
BSA	1			1
SO	706	193	432	82
Total	1,323	499	743	83

Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder's warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted-average exercise price
Outstanding at December 31, 2018	40,804	€97.34
Exercisable at December 31, 2018	40,804	€97.34
Granted	—	€—
Forfeited	—	€—
Exercised	—	€—
Outstanding at December 31, 2019	40,804	€97.34
Exercisable at December 31, 2019	40,804	€97.34
Granted	—	€—
Forfeited	(19,386)	€73.60
Exercised	(1,608)	€73.60
Outstanding at December 31, 2020	19,810	€122.50
Exercisable at December 31, 2020	19,810	€122.50
Granted
Forfeited
Exercised
Outstanding at December 31, 2021	19,810	€122.50
Exercisable at December 31, 2021	19,810	€122.50

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted-average exercise price
Outstanding at December 31, 2018	340,063	€19.87
Exercisable at December 31, 2018	88,999	€19.88
Granted	622,301	€4.98
Forfeited	(65,118)	€9.77
Exercised	—	€—
Outstanding at December 31, 2019	897,246	€10.26
Exercisable at December 31, 2019	173,899	€21.46
Granted	505,950	€6.69
Forfeited	(111,860)	€9.53
Exercised	—	€—
Outstanding at December 31, 2020	1,291,336	€8.91
Exercisable at December 31, 2020	236,525	€21.28
Granted	658,800	€3.46
Forfeited	(45,925)	€5.74
Exercised
Outstanding at December 31, 2021	1,904,211	€7.09
Exercisable at December 31, 2021	636,376	€11.47

Number of oustanding free shares
Outstanding at December 31, 2018	342,020
Granted	431,291
Forfeited	(124,966)
Acquired	—
Outstanding at December 31, 2019	648,345
Granted	300,049
Forfeited	(181,146)
Acquired	(6,743)
Outstanding at December 31, 2020	760,505
Granted	375,162
Forfeited	(144,047)
Acquired	(22,539)
Outstanding at December 31, 2021	969,081
As of December 31, 2021, the outstanding equity instruments could lead to the issuance of 3,071,392 potential shares.
3.4.Depreciation, amortization and provisions

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Amortization and depreciation of intangible assets	1,053	16	571
Depreciation of property, plant and equipment	1,797	3,457	3,455
Depreciation of the right of use	1,366	1,518	1,351
Total amortization and depreciation	4,216	4,991	5,377
Provision (reversal)	71	(71)	0
Total amortization, depreciation & provisions	4,287	4,920	5,377

The increase in depreciation and amortization expenses is, mainly related to:the recognition of an impairment of €560 thousand in 2021 on a production process recognized in intangible asset.
3.5.Financial income (loss)

Accounting policies

Financial income (loss) includes mainly:
•Amortized costs of convertibles notes and change in fair value of embedded derivatives;
•Interest expenses incurred on financial liabilities and lease liabilities;
•Income received from cash and cash equivalents;
•Gains and losses on exchange rate variations on financial and investing operation.

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Income from short term deposits	7	12	13
Change in fair value of derivative liabilities (1)	—	652	1,175
Other financial income	2,940	225	4,234
Financial income	2,947	889	5,422
Amortized cost of convertible notes (1)	—	(1,684)	(1,566)
Financial expenses on lease liability	(343)	(336)	(305)
Interest expense related to borrowings	(148)	(142)	(267)
Other financial expenses	(1,042)	(3,192)	(564)
Financial expenses	(1,533)	(5,354)	(2,702)
Financial income (loss)	1,414	(4,465)	2,720
(1) Refer to note 4.9.1
Other income and expenses are mainly comprised of:
•Foreign currency gains and (losses) of €781 thousand in 2019, €(3,028) thousand in 2020 and €3,570 thousand in 2021;
•A gain on foreign exchange swaps of €1,124 thousand in 2019, €61 thousand in 2020 and €48 thousand in 2021.
•A net expense of €1,032 thousand in 2020 and €390 thousand in 2021, related to the recognition of OCABSA contract, according with IFRS 9 (no corresponding expense in previous years)
3.6Income tax

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

Tax rate and tax loss carryforwards
As of December 31, 2021, the amount of accumulated tax loss carryforwards were:
•€347.0 million in France, with no expiration date.
•€22.9 million ($25.9 million) in the United States with no expiration date.
The standard corporate tax rate in France was 26,5% for 2021. for all the financial years presented This rate will be 25% in 2022.

Reconciliation of the effective tax rate

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Loss before tax	(62,659)	(73,300)	(53,797)
Tax rate	28%	28%	26.50%
Theoretical tax expense or income	17,544	20,524	14,256
Current year loss not capitalized	(18,143)	(20,803)	(15,766)
Research tax credits	1,096	960	972
Share based compensation expense	(380)	(330)	(351)
Permanent differences	(117)	(350)	900
Other differences	1	(4)	(13)
Effective tax (loss) / income	1	(3)	(2)
Nature of deferred taxes
The deferred tax related to loss carryforwards of Erytech Pharma S.A are computed using a rate of 25%.

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Loss carryforward	59,594	76,978	91,775
Tax credit carryforward	—	79	178
Temporary differences	643	484	953
Unrecognized deferred tax assets	(60,236)	(77,541)	(92,906)
Net amount	—	—	—

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

	12/31/2019	12/31/2020	12/31/2021
Net loss (in thousands of euros)	(62,659)	(73,300)	(53,797)
Weighted number of shares for the period (1)	17,937,535	18,386,587	23,692,457
Basic loss per share (€/share)	(3.49)	(3.99)	(2.27)
Diluted loss per share (€/share)	(3.49)	(3.99)	(2.27)

	12/31/2019	12/31/2020	12/31/2021
Number of shares as of January 1 (1)	17,937,535	17,937,535	18,386,587
Number of shares issued during the year (prorata temporis)
Share capital increase	—	—	3,591,634
Conversion of convertible notes ("OCA")	—	437,128	1,705,162
Exercise of warrants	—	10,391	—
Free shares acquired	—	1,533	9,074
Weighted number of shares for the period	17,937,535	18,386,587	23,692,457
(1)after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).
As of December 31, 2019, 2020 and 2021, the potential shares that could be issued (see Note 3.3.3 and Note 4.9.1) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

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
Intangible assets with a finite life are amortized on the basis of the straight-line method over their estimated useful life.

Intangible assets Item	Amortization period
Software	1 to 5 years

(amounts in thousands of euros)	Other intangible assets	Intangible assets in progress	TOTAL
GROSS VALUE
As of As of December 31, 2018	1,833	—	1,833
Increase	16	—	16
Decrease	—	—	—
FX rate impact	—	—	—
Reclassification	27	—	27
As of As of December 31, 2019	1,876	—	1,876
Increase	—	2	2
Decrease	—	—	—
FX rate impact	(1)	—	(1)
Reclassification	—	—	—
As of As of December 31, 2020	1,875	2	1,877
Increase	—	—	—
Decrease	(201)	—	(201)
FX rate impact	1	—	1
Reclassification	(2)	—	(2)
As of As of December 31, 2021	1,673	2	1,675

ACCUMULATED AMORTIZATION AND DEPRECIATION
As of As of December 31, 2018	(220)	—	(220)
Increase	(1,053)	—	(1,053)
Decrease	—	—	—
FX rate impact	—	—	—
As of As of December 31, 2019	(1,273)	—	(1,273)
Increase	(16)	—	(16)
Decrease	—	—	—
FX rate impact	1	—	1
As of As of December 31, 2020	(1,288)	—	(1,288)
Increase	(571)	—	(571)
Decrease	199	—	199
FX rate impact	—	—	—
As of As of December 31, 2021	(1,660)	—	(1,660)

NET VALUE
As of December 31, 2018	1,613	—	1,613
As of December 31, 2019	603	—	603
As of December 31, 2020	587	2	589
As of December 31, 2021	13	2	15
The Other intangible assets include €1,596 thousand as a transfer in 2018 of expenses incurred as part of a new production process that were recognized in assets under construction as of December 31, 2017.
Considering that the new production process (€1,596 thousand) relates to equipment that is not yet constructed, an impairment test is performed annually and whenever there is an indication that the intangible asset may be impaired (see note 4.1.3). Following clarification at the end of 2019, the Company determined that €1,036 thousand of the intangible asset will no longer be used in the intended production process. This amount has been impaired in totally in 2021.

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

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	TOTAL
GROSS VALUE
As of December 31, 2018	2,007	2,584	824	13,559	18,974
Increase	9,489	1,557	387	630	12,063
Decrease	(437)	(106)	(112)	(21)	(676)
FX rate impact	(63)	(8)	2	268	199
Reclassification	11,389	779	70	(13,357)	(1,119)
As of December 31, 2019	22,385	4,806	1,171	1,079	29,441
Increase	30	301	37	78	446
Decrease	(83)	(69)	—	(26)	(178)
FX rate impact	(1,644)	(247)	(36)	(13)	(1,940)
Reclassification	13	996	32	(1,041)	—
As of December 31, 2020	20,701	5,787	1,204	77	27,769
Increase	59	27	21	108	215
Decrease	(157)	(144)	(204)		(505)
FX rate impact	1,487	234	31	3	1,755
Reclassification		12	65	(76)	1
As of December 31, 2021	22,090	5,916	1,117	112	29,235

ACCUMULATED DEPRECIATION
As of December 31, 2018	(1,471)	(1,824)	(405)	—	(3,700)
Increase	(1,148)	(469)	(180)	—	(1,797)
Decrease	437	85	112	—	634
FX rate impact	—	—	(3)	—	(3)
Reclassification	61	988	7	—	1,056
As of December 31, 2019	(2,121)	(1,220)	(469)	—	(3,810)
Increase	(2,232)	(993)	(232)	—	(3,457)
Decrease	8	69	—	—	77
FX rate impact	218	52	13	—	283
Reclassification	—	—	—	—	—
As of December 31, 2020	(4,127)	(2,092)	(688)	—	(6,907)
Increase	(2,170)	(1,072)	(213)		(3,455)
Decrease	151	142	196		489
FX rate impact	(308)	(80)	(14)		(402)
Reclassification					—
As of December 31, 2021	(6,454)	(3,102)	(719)	—	(10,275)

NET VALUE
As of December 31, 2018	536	760	419	13,559	15,274
As of December 31, 2019	20,265	3,586	702	1,079	25,632
As of December 31, 2020	16,574	3,695	516	77	20,862
As of December 31, 2021	15,636	2,814	398	112	18,960

The main investments in 2019 are related to :
•Fixtures and fittings and industrial equipment of the Princeton manufacturing facility (€10.6 million)
•The expansion of the manufacturing facility in Lyon (€0.7 million)
These two facilities began the production of GMP-compliant clinical batches in 2019.
No significant investments were made in 2020 or 2021.
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
Following the negative results of TRYbeCA1 clinical trial,the company reviewed the risk of impairment on its tangible fixed assets.With the sale of the assets of the Princeton plant to Catalent, representing a net book value of 16.4 million euros and generating a significant capital gain, the company considers that no asset impairment is necessary at December 31, 2021.

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
Following the negative results of TRYbeCA1 clinical trial,the company reviewed the risk of impairment on its right of use.With the sale of the assets of the Princeton plant to Catalent, representing a right of use of 4.2 million euros, and in view of the estimated market value of the other rights of use, the company considers that no impairment of right of use is necessary at December 31, 2021.

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2018	—	—	—	—	—
First application of IFRS 16	7,397	—	47	—	7,444
Increase	4,088	—	33	—	4,121
Decrease	(355)	(20)	—	—	(375)
FX rate impact	107	—	—	—	107
Reclassification	—	974	—	118	1,092
As of December 31, 2019	11,237	954	80	118	12,389
Increase	92	—	7	—	99
Decrease	—	—	(14)	—	(14)
FX rate impact	(483)	—	—	—	(483)
Reclassification		0	—	0	0
As of December 31, 2020	10,846	954	73	118	11,991
Increase		383	33		416
Decrease	(1,763)				(1,763)
FX rate impact	362	13			375
Reclassification					—
As of December 31, 2021	9,445	1,350	106	118	11,019

ACCUMULATED DEPRECIATION
As of December 31, 2018	—	—	—	—	—
Increase	(1,304)	—	(23)	(39)	(1,366)
Decrease	16	20	—	—	36
FX rate impact	3	—	—	—	3
Reclassification	—	(974)	—	(79)	(1,053)
As of December 31, 2019	(1,285)	(954)	(23)	(118)	(2,380)
Increase	(1,489)	—	(29)	—	(1,518)
Decrease	0	0	10	—	10
FX rate impact	125	—	—	—	125
Reclassification	—	—	—	—	—
As of December 31, 2020	(2,649)	(954)	(42)	(118)	(3,763)
Increase	(1,252)	(76)	(23)	—	(1,351)
Decrease	1,070	—	—	—	1,070
FX rate impact	(103)	(3)	—	—	(106)
Reclassification	—	—	—	—	—
As of December 31, 2021	(2,934)	(1,033)	(65)	(118)	(4,150)

NET VALUE
As of December 31, 2019	9,952	—	57	—	10,009
As of December 31, 2020	8,197	—	31	—	8,228
As of December 31, 2021	6,511	317	41	—	6,869
The decrease of 1,359K€ in 2021 is mainly related to the depreciation of the period.

4.3.Other non current assets

Accounting policies

Other financial assets are composed of receivables initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.
Financial assets with a maturity of more than one year are classified in “other non-current financial assets” in accordance with IAS 1.

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Deposits related to leased premises	475	454	476
Advance payments to suppliers	226	620	342
Other	17	17	58
Total other non-current assets	718	1,091	876
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

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Raw materials	358	0	—
Total inventory	358	0	—
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

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Trade and other receivables	36	4	12
Total current trade receivables	36	4	12
Research Tax Credit	3,917	3,432	3,549
Net investment in a sublease	—	—	479
Other receivables (including tax and social receivables)	1,870	898	669
Prepaid expenses	2,188	793	1,256
Advance payments to suppliers	28	51	377
Other financial assets	13	8	7
Total other current assets	8,016	5,182	6,337
Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit.
As of December 31, 2019, December 31, 2020 and December 31, 2021, the CIR receivables included Research Tax Credit of the year.
Tax and social receivables and other receivables
Tax and social receivables and other receivables mainly related to VAT receivables (€942 thousand as of December 31, 2019, €635 thousand as of December 31, 2020 and €610 thousand as of December 31, 2021) and credit notes to be received ( €570 thousand as of December 31, 2019, €185 thousand as of December 31, 2020 and €9 thousand as of December 31, 2021).
Prepaid expenses
As of December 31, 2019, prepaid expenses are mainly related to advances payments made to suppliers of asparaginase amounted to €1,295 thousand.
As of December 31, 2021, prepaid expenses are mainly related to rent and insurance expenses (€484 thousand and €397 thousand).
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
They are recorded as assets in cash equivalents, measured at their fair value, and the changes in value are recognized in financial income (loss).

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Current account	68,066	34,348	24,593
Term deposits	5,107	10,098	9,106
Total cash and cash equivalents as reported in statement of financial position	73,173	44,446	33,699
Bank overdrafts	—	—	—
Total cash and cash equivalents as reported in statement of cash flow	73,173	44,446	33,699
As of December 31, 2019, term deposits included a term deposit of €5.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of December 31, 2020, term deposits included a term deposit of €10.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of December 31, 2021, term deposits included a term deposit of €9.0 million with a maturity of one month and deposits of €0.10 million convertible into cash immediately.
4.7.Shareholders’ equity

Accounting policies

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the proceeds from the issue, net of tax.

As of December 31, 2021, the capital of the Parent Company consisted of 31,018,553 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
As of December 31, 2018	17,940,035
As of December 31, 2019	17,940,035
Conversion of convertible notes ("OCA")	2,094,704
Exercise of warrants	16,080
Free shares acquired	6,743
As of December 31, 2020	20,057,562
Shares issued as part of the April Registered Direct Offering	4,137,932
Shares sold under the at-the-market (“ATM”) program	744,186
Shares issued as part of the December Registered Direct Offering	3,078,432
Conversion of convertible notes ("OCA")	2,977,887
Free shares acquired	22,554
As of December 31, 2021	31,018,553

Capital management
The capital is managed to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Company is not subject to any externally imposed capital requirements. For additional information on capital and premium increase see: 2.9 Events after the close of the reporting period
The number of shares presented does not include the warrants issued in connection with the registered offerings in 2021.
•For the registered offering of April 2021: 3,103,449 Warrants, giving the right to subscribe to one share of the company. The Warrants have an exercise price of 7.5 euros per share, will be immediately exercisable upon issuance and will expire two years from the issuance date.
•For the registered offering of December 2021: 2,308,824 Warrants, giving the right to subscribe to one share of the company. The Warrants have an exercise price of 2.83 euros per share, will be immediately exercisable upon issuance and will expire two years from the issuance date.

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

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Provision for retirement indemnities	506	652	524
Provisions - non-current portion	506	652	524
Other provisions	71	—	—
Provisions - current portion	71	—	—

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
The French Company pension commitments are not covered by plan assets.The American employees do not receive defined-benefit plan.
For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method.
The consolidated financial statements have been prepared applying the IFRS Interpretations Committee (IFRIC) agenda decision dated May 24, 2021 “Attributing Benefit to Periods of Service (IAS 19 Employee Benefits. The Company applies the Pharmaceutical Industry” collective agreement (“Convention collective nationale de l’industrie pharmaceutique”), which caps the pension rights after 30 years of employment.
Through its agenda decision, IFRIC considers that, as long as, on the one hand, no rights are acquired in the event of departure before retirement age and, on the other hand, rights are caped after a certain number of years of service, the retirement benefits should be spread over the last 30 years before the retirement date that give rights to those benefits. The retirement benefit commitments are valued at the current value of the future payments estimated using, for discounting, the market rate for high quality corporate bonds with a term that corresponds to the estimated term for the payment of the benefits.
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

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2019	12/31/2020	12/31/2021
Discount rate	0.77%	0.34%	0.79%
Wage increase	2.00%	2.00%	2.00%
Social welfare contribution rate - non executive employees	36.00%	39.00%	39.00%
- executive employees	50.00%	51.00%	51.00%
- executive management	52.00%	49.00%	49.00%
Expected staff turnover - non executive and executive employees	High	High	High
- executive management	Low	Low	Low
Age of retirement	65 - 67 years	65 - 67 years	65 - 67 years
Mortality table	INSEE 2018	INSEE 2019	TGH05 TGF05

The change in the provision for retirement indemnities is as follows:

(amounts in thousands of euros)
As of December 31, 2018	347
Service costs	115
Financial costs	6
Actuarial gains and losses	38
As of December 31, 2019	506
Service costs	123
Financial costs	4
Actuarial gains and losses	19
As of December 31, 2020	652
Service costs	(63)
Financial costs	3
Actuarial gains and losses	(68)
As of December 31, 2021	524
The final IFRS IC agenda decision of May 24, 2021 regarding the attribution of benefits to periods of service does not have a significant impact on the Company
Provision for risks

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
Financial liabilities with a maturity of more than one year are classified in “Financial liabilities – non-current portion” in accordance with IAS 1.

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2018	—	1,181	799	39	2,019
Collection	—	—	—	38	38
Amortized cost	—	140	—	—	140
Repayment	—	—	(738)	—	(738)
Reclassification	—	—	—	(39)	(39)
FX rate impact	—	—	—	—	—
As of December 31, 2019	—	1,321	61	38	1,420
Collection	14,155	2,979	10,000	—	27,134
Fair value of embedded derivatives	(1,070)	—	—	—	(1,070)
Amortized cost	1,684	121	20	—	1,825
Conversion	(12,600)	—	—	—	(12,600)
Repayment	—	—	(62)	—	(62)
Reclassification	—	—	—	—	—
FX rate impact	—	—	—	(3)	(3)
As of December 31, 2020	2,169	4,421	10,019	35	16,644
Collection	11,423	734			12,157
Fair value of embedded derivatives	(758)				(758)
Amortized cost	1,566	126	58		1,750
Conversion	(14,400)				(14,400)
Repayment					—
FX rate impact				3	3
As of December 31, 2021	—	5,281	10,077	38	15,396
Financial liabilities by maturity

December 31, 2019 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,321	1,321
Bank loans	62	—	—	—	62
Other	—	—	38	—	38
Total financial liabilities	62	—	38	1,321	1,421

December 31, 2020 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	2,169	—	—	—	2,169
Conditional advances	—	—	—	4,421	4,421
Bank loans	96	3,768	4,069	2,086	10,019
Other	—	35	—	—	35
Total financial liabilities	2,265	3,803	4,069	6,507	16,644

December 31, 2021 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes					—
Conditional advances				5,281	5,281
Bank loans	164	5,014	4,424	475	10,077
Other		38			38
Total financial liabilities	164	5,052	4,424	5,756	15,396

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
At the end of 2021, the Company has issued nine tranches of €3.0 million each on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, ,July 22, 2021 and August 24,2021 respectively (of which two tranches were issued on European High Growth Opportunities Securitization Fund request), representing a total amount of €27.0 million, Consequently, 540 OCA were issued with 303,030 BSA attached. During the financial year, 288 OCA were converted into 2,977,887 shares (see note 4.7).
As of December 31, 2021, 0 OCA and 303,030 BSA are outstanding.
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
The financial liability is amortized using the effective interest rate (13.72% in average for the tranches issued in 2021) over the estimated maturity date (2 months in average for the tranches issued in 2021).
If the convertible notes are converted before the estimated maturity date, any difference between the fair value of the shares issued and the cumulative amount of the financial liability and the derivative liability at the date of conversion is recognized in financial income (loss).
Fair value of the conversion option is estimated with a Monte-Carlo valuation model using the following main assumptions:

	12/31/2020	At the issuance date				12/31/2021
		Tranche 6	Tranche 7	Tranche 8	Tranche 9
Number of convertible notes	48	60	60	60	60	0
Estimated conversion price	€6.75	€6.94	€4.87	€3.99	€4.84	€—
Expected term	1 month	1 month	1 month	1 month	1 month	—
Fair value (in thousands of euros)	129	160	160	162	161	—

Fair value of the warrants is estimated with a Black & Scholes valuation model using the following main assumptions:

	12/31/2020	At the issuance date				12/31/2021
		Tranche 6	Tranche 7	Tranche 8	Tranche 9
Number of warrants	168,350	33,670	33,670	33,670	33,670	303,030
Price of the underlying share	€7.11	€7.30	€5.13	€4.20	€5.09	2.12
Expected dividends	—%	—%	—%	—%	—%	—%
Volatility	58.11%	58.40%	62.24%	61.13%	61.37%	47%
Expected term	2 years	1 year, 10 months	1 year, 7 months	1 year, 6 months	1 year, 4 months	1 year
Fair value (in thousands of euros)	288	59	25	11	19	0
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

Within the scope of the TEDAC project, Bpifrance granted to the Company a conditional advance for a total amount of €4,895 thousand. This conditional advance is paid upon completion of the following key milestones:
•€63 thousand upon signature of the agreement (received in 2012)
•€1,119 thousand upon the milestone n°4 (received in 2016)
•€2,979 thousand upon the milestone n°6 (received in 2020)
•€734 thousand upon the milestone n°7 (received in 2021)
The Company undertakes to repay Bpifrance:
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
In November 2020, the Company received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE in France), with Bpifrance and Société Générale. The loans bear interest at fixed rates of 1.67% and 0.25% per annum respectively, with an initial term of one year and a five-year deferral option and the French government will guarantee 90% of the amount due. The Company used the deferral options, the two loans are classified in “Financial liabilities – non-current portion”

4.10 Lease liabilities

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

The Company has applied exemptions set out in IFRS 16 regarding:
•Contracts with a lease term of 12 months. These contracts have resulted in an expense of approximately €227 thousand in 2019, €— thousand in 2020 and €824 in 2021.
•Contracts for low value assets. These contracts have resulted in an expense of approximately €33 thousand in 2019, €31 thousand in 2020 and €30 in 2021.

(in thousands of euros)	Lease liabilities
As of December 31, 2019	12,703
Allowance received from a lessor (1)	188
Increase without cash impact	98
Repayment	(1,615)
Decrease without cash impact	—
FX rate impact	(570)
Capitalized interests	0
Reclassification	0
As of December 31, 2020	10,804
Increase without cash impact	399
Repayment	(1,702)
Decrease without cash impact	—
FX rate impact	478
Capitalized interests	—
Reclassification	—
As of December 31, 2021	9,979
(1)Allowance received for fixture and fittings for Princeton manufacturing facility.

Lease liabilities by maturity

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2019	1,425	3,411	2,525	5,342	12,703
As of December 31, 2020	1,607	2,949	2,202	4,046	10,804
As of December 31, 2021	1,817	2,548	2,255	3,359	9,979
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

(amounts in thousands of euros)	12/31/2019	12/31/2020	12/31/2021
Vendors	5,074	4,706	2,485
Vendors - accruals	8,701	16,204	11,669
Total trade and other payables	13,775	20,910	14,154
Social liabilities, taxation and social security	3,628	4,149	3,716
Fixed assets payables	726	86	2
Deferred revenue	61	148	93
Other payables	95	53	59
Total other current liabilities	4,510	4,436	3,870
Hospital costs accruals amounted to €4,047 thousand as of December 31, 2019, €10,770 thousand as of December 31, 2020 and €9,289 thousand as of December 31, 2021.
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

As of December 31, 2019 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other financial assets	759			759		759
Trade and other receivables	36			36		36
Other current assets	5,828			5,828		5,828
Cash and cash equivalents (2)	73,173	73,173				73,173
Total financial assets	79,796	73,173	—	6,623	—	79,796
Financial liabilities - non current portion (3)	1,321				1,321	1,321
Lease liabilities - non current portion (4)	11,278				11,278	11,278
Financial liabilities - current portion (3)	99				99	99
Lease liabilities - current portion (4)	1,425				1,425	1,425
Trade and other payables	13,775				13,775	13,775
Other current liabilities	4,449				4,449	4,449
Total financial liabilities	32,347	—	—	—	32,347	32,347

As of December 31, 2020 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other financial assets	1,150			1,150		1,150
Trade and other receivables	4			4		4
Other current assets	4,389			4,389		4,389
Cash and cash equivalents (2)	44,446	44,446				44,446
Total financial assets	49,989	44,446	—	5,543	—	49,989
Financial liabilities - non current portion (3)	14,379				14,379	14,379
Derivative liabilities - non current portion (5)	288	288				288
Lease liabilities - non current portion (4)	9,197				9,197	9,197
Financial liabilities - current portion (3)	2,265				2,265	2,265
Derivative liabilities - current portion (5)	129	129				129
Lease liabilities - current portion (4)	1,607				1,607	1,607
Trade and other payables	20,910				20,910	20,910
Other current liabilities	4,288				4,288	4,288
Total financial liabilities	53,063	417	—	—	52,646	53,063

As of December 31, 2021 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other financial assets	1,260			1,260		1,260
Trade and other receivables	12			12		12
Other current assets	4,218			4,218		4,218
Cash and cash equivalents (2)	33,699	33,699				33,699
Total financial assets	39,189	33,699	—	5,490	—	39,189
Financial liabilities - non current portion (3)	15,232				15,232	15,232
Derivative liabilities - non current portion (5)	—	0				—
Lease liabilities - non current portion (4)	8,162				8,162	8,162
Financial liabilities - current portion (3)	164				164	164
Derivative liabilities - current portion (5)	—	0				—
Lease liabilities - current portion (4)	1,817				1,817	1,817
Trade and other payables	14,154				14,154	14,154
Other current liabilities	3,777				3,777	3,777
Total financial liabilities	43,306	—	—	—	43,306	43,306
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

5.RELATED PARTIES
The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors and members of the executive committee. As a result of a termination or change of duties,the Chief Executive Officer and the two Deputy General Managers, could receive a compensation equal to their remuneration during the last 12 months, as well as non-competition indemnities of up to 18 months' salary.
The remuneration of directors and members of the executive committee was as set forth in the table below.

	12/31/2019			12/31/2020			12/31/2021
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	1,077	16	334	1,242	22	448	1,148	22	522
Executive committee	1,277	10	299	1,374	25	201	1,457	24	302
Board of directors	321	—	125	300	—	43	306	—	1
Total	2,675	26	757	2,915	47	692	2,911	46	825
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
Liquidity risk
The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were respectively €43.3 million, €51.7 million and €56.8 million for the years ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively.
At the approval date of the financial statements, the Board of Directors management believes that the Company will be able to fund its operations beyond the next twelve month following the closing of the accounts (see note 2.1).

As of December 31, 2019 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	—	—	—	—
Conditional advances	—	—	1,321	1,321
Bank loans	62	—	—	62
Other financial liabilities	—	38	—	38
Lease liabilities	1,425	5,935	5,342	12,702
Trade and fixed assets payables	5,800	—	—	5,800
Total	7,287	5,973	6,663	19,923

As of December 31, 2020 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	2,400	—	—	2,400
Conditional advances	—	—	4,421	4,421
Bank loans	98	7,929	2,071	10,098
Other financial liabilities	—	35	—	35
Lease liabilities	1,607	5,151	4,046	10,804
Trade and fixed assets payables	4,792	—	—	4,792
Total	8,897	13,115	10,538	32,550

As of December 31, 2021 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes				—
Conditional advances			5,281	5,281
Bank loans	164	9,438	475	10,077
Other financial liabilities		38		38
Lease liabilities	1,817	4,803	3,359	9,979
Trade and fixed assets payables	2,487			2,487
Total	4,468	14,279	9,115	27,862
Foreign currency exchange risk
The Company’s functional currency is the euro. However, a significant portion of its expenses, financial assets and liabilities are denominated is U.S. dollars. A deterioration of the U.S dollars versus the 1.1326 closing rate for December 2021 could impact the financial assets and liabilities as follows:

	As of December 31, 2021		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	51,208	45,212	(448)	(2,153)	(4,110)
of which cash and cash equivalents	25,294	22,332	(221)	(1,063)	(2,030)
Financial liabilities	16,659	14,709	(146)	(700)	(1,337)
Equity risk
The Company's exposure to equity risk is limited to its own shares and linked to the OCABSA agreement. The total amount that could be issued under this agreement is subject to the regulatory limit of 20% dilution. As the share price of the Company has an impact on the number of shares issued upon the conversion of the convertible notes, the contractual possibility to raise up to €33.0 million will depend on the share price of the company. Based on the closing market price the day before the approval date of the Consolidated Financial Statements (€1.28), the Company could raise approximately €3.0 million. A change in the the share price used could change the amount that could be raised as follows:

	Sensitivity
(in millions of euros)	- 20%	€1.28	+20%
Amount that could be raised	3.0	3.0	6.0
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
At the approval date of the financial statements, 2021, €33.0 million remained available for issuance until June 2022, subject to the regulatory limit of 20% dilution.
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
Lease agreements
Sublease in the United-States
In July 2019 and June 2021, the Company signed two sublease agreements for its premises located in Cambridge.

(amounts in thousands of euros)	Income from sublease in 2021	Sublease to be received
As of December 31, 2021		Total	Less than one year	One to five years	More than five years
Sublease in US	167	452	154	298	—
Total	167	452	154	298	—

These sublease contracts are classified as operating leases: the right of use linked to the main contract is recognized in assets and the income from the sublease are recognized in the statement of income (loss) over the term of the sublease contract.