Form 20-F
period 2022-12-31
Erytech Pharma S.A.
filed 2023-03-28
CIK 1624422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, nominal value €0.10 per share: 31,018,553 as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes   ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes  ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐
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
“ERYTECH Pharma,” “ERYCAPS®” “GRASPA®” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this Annual Report on Form 20-F for the year ended December 31, 2022, or the Annual Report, are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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
•our exploration of strategic alternatives for our business;
•the initiation, timing, progress and results of our pre-clinical studies and clinical trials;
•our ability to successfully develop our ERYCAPS® platform and develop our pipeline of product candidates;
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
•our reliance on third parties to manufacture and conduct the clinical trials of our ERYCAPS® product candidates, which could limit our commercialization efforts or delay or limit their future development or regulatory approval;
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
•our planned level of capital expenditures, our cash preservation measures and the sufficiency of our existing cash, cash equivalents and short-term investments and other transactions in the future to fund our operating expenses and capital expenditure requirements;
•the uncertainty of economic conditions in certain countries in the European Union and Asia, such as those related to the COVID-19 pandemic, the armed conflict between Russia and Ukraine and general economic conditions;
•the ability of our ordinary shares represented by American Depositary Shares to regain compliance with the continued listing standards of the Nasdaq Global Select Market and remain listed;
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

SUMMARY RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in “Item 3.D—Risk Factors” of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:
•Following the halt of our principal product candidate, we have announced a proposed strategic combination with Pherecydes, that could be delayed or could not occur.
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
•Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the European Commission, the EMA, FDA and other regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.
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
3.D.1.Risks Related to our Financial Position and Capital Needs
We will need to raise substantial additional funding to pursue our business objectives, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts.
We have structurally recorded net losses since our inception. Our net cash flows used in operating activities were €51.7 million, €56.8 million and €31.8 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, our cash and cash equivalents were €38.8 million ($41.5 million) compared to €33.7 million as of December 31, 2021 which represents an annual cash and cash equivalents net increase of €5.1 million.
In October 2021, we announced that our Phase 3 clinical trial of eryaspase (also referred to as GRASPA®), our lead product candidate at that time, for the treatment of second-line advanced pancreatic cancer did not meet its primary endpoint of overall survival. Following announcement, we conducted a specific review of our liquidity risk and put in place cash preservation measures. In April 2022, we sold the lease for our manufacturing facility in Princeton, New Jersey (the “Princeton Facility”), which began producing eryaspase for use in our US clinical trials in the fourth quarter of 2019, and certain assets and inventory of materials located thereat to Catalent Princeton, LLC (“Catalent”) pursuant to an asset purchase agreement, for aggregate gross proceeds of approximately $44.5 million (€40.7 million). In November 2022, following the FDA's feedback on a potential Biologics License Application (“BLA”) submission in hypersensitive acute lymphoblastic leukemia (“ALL”), we announced our strategic decision to halt further development of GRASPA® and to focus on leveraging our platforms and expertise, including drug-delivery by encapsulation with red blood cells (ERYCAPS®) or red blood cell-derived vesicles (ERYCEVTM).
Please see the sections titled “Item 4.B.1. Overview” and “Item 4.B.2 Our Strategy” of this Annual Report for further information on recent developments of our business and strategic alternatives and development opportunities.

We believe, based on our current development plan, that our cash and cash equivalents of €38.8 million as of December 31, 2022, taking into account the sale of the Princeton Facility to Catalent and the associated cost reductions, will enable us to cover our cash requirements until mid-2024.
Combined company (including Pherecydes) cash runway would extend into Q3 2024, with a consolidated cash position of approximately €41 million as of December 31, 2022, and would enable funding of existing and new programs through multiple clinical milestones.
However, we will need to obtain substantial additional funding to support our continuing operations beyond mid-2024. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we or any current or future collaborators may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, any of our product candidates, if approved, may not achieve commercial success. Our commercial revenue, if any, will be derived from the sale of drugs that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.
Our ability to raise additional funds in the short-term will depend on financial, economic and market conditions and the willingness of potential investors or lenders to provide funding, all of which are outside of our control, and we may be unable to raise financing in the short-term, or on terms favorable to us, or at all. Furthermore, high volatility in the capital markets has had, and could continue to have, a negative impact on the price of our ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”), and could adversely impact our ability to raise additional funds. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or cease all operations, and our shareholders could lose all or part of their investment in our company.
Risks related to the proposed merger with Pherecydes Pharma
In February 2023, we announced a proposed strategic combination with Pherecydes intending to create a global player in phage therapy and accelerating the development of a portfolio of drug candidates, targeting pathogenic bacteria and other potential indications with significant unmet medical needs. The Proposed Merger is expected to close at the end of the first half of 2023 (or the beginning of the second half of 2023).
The obligation of the Company and Pherecydes to complete the Proposed Merger is subject to a number of conditions precedent, some of which could prevent, delay or materially and adversely affect the completion of the Proposed Merger. We cannot guarantee as to when these conditions will be satisfied or that other events that could delay or prevent the completion of the Proposed Merger will not occur.
If for any reason the Proposed Merger is not completed, our Board of Directors may elect to, among other things, attempt to complete another strategic transaction, attempt to sell or otherwise dispose of our remaining assets, or seek to continue to operate our business. Any of these alternatives would be costly and time-consuming and would require that we obtain additional funding. We expect that it would be difficult to secure such funding in a timely manner, on favorable terms or at all.
Any delay in completing the Proposed Merger could prevent or delay the realization by the combined group of some or all of the cost savings, synergies, growth opportunities and other benefits that the Company expects to achieve through a timely completion of the merger. If the Proposed Merger is not completed for any reason, including because the Company's shareholders or Pherecydes' shareholders do not approve the Proposed Merger, the Company's business, cash flows, financial condition or results of operations could be materially adversely affected. If the Company fails to realize the expected benefits of the Proposed Merger, it would be exposed to a number of risks, including
- we could be confronted with negative reactions from the financial markets, including a decrease in the market price of our shares ;
- we could be adversely affected by the significant deployment of time and resources by our management team in connection with the Proposed Merger, which would have otherwise been devoted to day-to-day operations and other potentially beneficial opportunities for the Company had the Proposed Merger not been contemplated.
In addition, the combined group may not realize some or all of the expected benefits of the Proposed Merger. The realization of the expected benefits of the Proposed Merger is subject to a number of uncertainties, and depends in particular on our ability to integrate the business of Pherecydes in an efficient and timely manner. Indeed, the group thus formed may not have, or may not have sufficiently, assessed, developed and worked on the compatibility of the organizations, the degree of transformation they can support and the conduct of this process. It could be difficult to reconcile the operational requirements and the strategic vision of the new entity. If the expected benefits are not achieved, this could result in increased costs, reduced results for the combined company and a detour of management's time and energy, which could have a material adverse effect on the combined group's business, cash flows, financial condition or results.
All of these factors could limit or delay the expected beneficial effect of the Proposed Merger.
We cannot assure you that our exploration of strategic alternatives for our business will result in us successfully pursuing a transaction or that any such transaction would be successfully completed; there may also be negative impacts on our business and share price as a result of the process of exploring strategic alternatives for our business.
Following the sale of the Princeton Facility to Catalent in April 2022, we engaged a financial advisor to assist in the process of exploring strategic alternatives for our business, intended to maximize shareholder value.
On February 15, 2023, we and PHERECYDES Pharma S.A. (“PHERECYDES”) jointly issued a press release announcing a proposed combination (the “Proposed Merger”) of the two companies, intended to create a global leader in extended phage therapy. On that date, we entered into a memorandum of understanding with PHERECYDES, setting forth the key transaction terms. While we expect to enter into a definitive merger agreement with PHERECYDES for the Proposed Merger, subject to consultation with our works council, the signing of such definitive merger agreement and the closing of the Proposed Merger may be delayed or may not occur at all. In addition, there can be no assurance that the Proposed Merger, if completed, will deliver the anticipated benefits the parties expect or enhance shareholder value.
Further, in each of the foregoing scenarios, the failure to complete the Proposed Merger may result in negative publicity and a negative impression of our company in the investment community, could significantly harm the market price of our ordinary shares (including shares represented by ADSs), may affect our relationship with employees, service providers and other partners in the business community, and may further impede the ability to raise additional financing.
If for any reason the Proposed Merger is not completed, there is no guarantee that we will be able to obtain additional financing or to find a new strategic partner. If a new strategic partner were identified, we can provide no assurance that it would be able to close an alternative transaction on terms that are at least as favorable as the terms contemplated by the Proposed Merger. Accordingly, there is significant risk that such alternatives, if any, may not be successfully consummated, if pursued. In such case, our Board of Directors may decide that it is in the best interests of our shareholders to dissolve the company and liquidate its assets.
The price of our ordinary shares or ADSs may be adversely affected if the process does not result in a transaction or if a transaction is consummated on terms that investors view as unfavorable to us. Even if a transaction is completed, there can be no assurance that it will be successful or have a positive effect on shareholder value. Our Board of Directors may also determine that no transaction is in the best interest of our shareholders.
In addition, our financial results and operations could be adversely affected by the Proposed Merger process and by the uncertainty regarding its outcome. The attention of management, including management of our business and of our Board of Directors, could be diverted from our core business operations, and we have diverted capital and other resources to the process that otherwise could have been used in our business operations, and we will continue to do so until the process is completed. We could incur substantial expenses related to employee retention payments, equity compensation, severance pay and legal, accounting and financial advisor fees. In addition, the process could lead us to lose or fail to attract, retain and motivate key employees, and to lose or fail to attract business partners, and could expose us to litigation.
See also the risk factor titled “We may not realize the benefits of our proposed acquisition of PHERECYDES” below.
Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.
To date, we have financed our operations primarily through a combination of sale of equity securities, debt financings, including, but not limited to, an at-the-market ("ATM") offering program and registered direct offerings in the United States, the convertible bond financing pursuant to the OCABSA Agreement (as defined below), state-guaranteed loans in France (Prêt Garanti par l’Etat, or PGE, loans), and public assistance programs in support of innovation, such as the conditional advances and subsidies from the Banque Publique d’Investissement ("Bpifrance") and research tax credits. Until such time, if ever, as we can generate substantial revenue from the sale of our product candidates, we expect to continue to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity securities or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
Under French laws, the total number of new shares that may be issued pursuant to the US ATM offering program is capped at 20% of the number of shares admitted to trading on Euronext Paris, including shares admitted without a prospectus during the twelve months prior to their issuance. Please refer to “Item 10.B. Liquidity and capital resources” and “Item 10.C Material Contracts” for further information on the convertible bond financing and the ATM program.
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
We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €73.3 million, €53.8 million and €0.2 million for the years ended December 31, 2020, 2021 and 2022, respectively; these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue until we generate substantial revenues from any approved product candidates. As of December 31, 2022, we had a total shareholders' equity of €23.5 million.
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
•continue the preclinical development of our product candidates;
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
•incur additional transaction and reorganization costs in connection with the Proposed Merger with Pherecydes.
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
On June 24, 2020, we entered into an agreement with Luxembourg-based European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA, which we refer to as the OCABSA Agreement, pursuant to which we may issue 1,200 convertible notes (bons d’émission, or BEOCABSA) that give the holder the right to receive new and/or existing ordinary shares with warrants attached (“OCABSA”). The share warrants attached to the notes represent 10% of the nominal amount of the issued notes and have an exercise price of €8.91 per share. This exercise price represents a 20% premium over the lowest volume-weighted average daily price of the share over the reference period preceding the issue of the first tranche.
As of December 31, 2022, we issued nine tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, July 22, 2021 and August 24, 2021), for a total amount of €27.0 million, all of which convertible notes have been converted into ordinary shares and no warrants have been exercised. Pursuant to the OCABSA Agreement, the provision for issuance of additional tranches expired on June 25, 2022.
By using this financing program, we may encounter the following adverse effects:
•the rapid and frequent sale of the new shares resulting from the exercise of the share warrants by the investor may adversely impact our share price;
•as our share price has an impact on the number of shares issued upon the exercise of the share warrants, the number of shares issued upon the exercise of the share warrants is uncertain and may significantly fluctuate during the lifetime of the financing program; and
•the exercise of all or part of the share warrants could have a potentially significant dilutive effect for our shareholders.
3.D.2.Risks Related to Development of our existing Product Candidates
We have no approved products, which makes it difficult to assess our future prospects.
A key element of our strategy is to use and expand our proprietary ERYCAPS® platform to build a pipeline of innovative product candidates and to progress these drug candidates through clinical development for the treatment of severe forms of cancer and orphan diseases. The discovery of therapeutic drugs based on encapsulating molecules inside red blood cells is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop drug candidates are relatively new. The scientific evidence to support the feasibility of developing drug candidates based on these discoveries is both preliminary and limited. Although our research and development efforts to date have resulted in a pipeline of product candidates, we have not obtained approval for any products, we have not yet generated any revenues from the sale of approved products and we may not be able to develop product candidates that are considered to be safe and effective. Our operations to date have been limited to developing our ERYCAPS® platform technology and undertaking preclinical studies and clinical trials of our product candidates. However, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.
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
The processes by which regulatory approvals are obtained from the European Commission and FDA to market and sell a new product are complex, require a number of years and involve the expenditure of substantial resources. We cannot assure you that any of our future product candidates will receive European Commission or FDA approval. For example, in September 2015, we submitted a Marketing Authorization Application, or MAA, to the EMA for the approval of GRASPA® as a treatment for ALL. However, in November 2016, we announced our withdrawal of the MAA for GRASPA®. In October 2017, we resubmitted to the EMA our MAA for GRASPA® for relapsed or refractory ALL and subsequently announced our withdrawal of the MAA for GRASPA® in June 2018. In August 2022, we halted further plans to pursue a BLA submission seeking an approval for GRASPA® in hypersensitive ALL. Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or the European Union, we may never obtain approval or commercialize our products in other major markets, due to varying approval procedures or otherwise, which would limit our ability to realize their full market potential.
Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the European Commission, the EMA, FDA and other regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.
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
•the results may not confirm the positive results of earlier testing or trials; and
•the results may not meet the level of statistical significance required by the European Commission, the EMA, FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.
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
If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable. For instance, despite having observed favorable results and safety profile in multiple clinical trials of eryaspase in patients with ALL, based on feedback from the regulatory agencies requiring additional investment, increasingly competitive landscape and the limited market opportunity for eryaspase with ALL, we decided in June 2018 to cease further clinical developments efforts in ALL. In addition, our research and development costs amounted to €57.6 million, €45.1 million and €19.9 million during the years ended December 31, 2020, 2021 and 2022, respectively. Although there are a large number of drugs and biologics in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.
Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay or prevent our ability to generate revenues.
Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for our other product candidates may be delayed for a variety of reasons, including delays in:
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
•varying interpretations of our data, and regulatory commitments and requirements by the European Commission, the EMA, FDA and similar regulatory authorities;
•continuing impacts of the COVID-19 pandemic; and
•impacts of geopolitical tensions.
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
•patient referral practices of physicians; and
•ability to monitor patients adequately during and after treatment.

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
Changes in regulatory requirements, FDA guidance or guidance from the EMA or other European Union regulatory authorities, or unanticipated events during our clinical trials, may force us to amend clinical trial protocols. The regulatory authorities could also impose additional clinical trial requirements. Amendments to our clinical trial protocols would require resubmission to the FDA, national clinical trial regulators, IRBs and ECs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.
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
We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. To achieve commercial success for our product candidates, we will need to establish a sales and marketing partnership to co-promote those products. We currently do not have sufficient marketing and sales capacities, and we have shifted our focus to finding one or more marketing partnerships. Our development and our ability to generate revenues may therefore depend on our capacity to enter into partnerships and commercialize our products on suitable terms.
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

If we are unable to find industrial partners in order to obtain financing and to benefit from their expertise and commercial structures already in place, the commercialization of our product candidates could be difficult or compromised, despite the potential approval. We will therefore need to incur additional expenses, mobilize management resources, recruit specific personnel, call upon new skills and take the time necessary to put in place the appropriate organization and structure to support the development of the product in accordance with applicable legislation and, more generally, to optimize its marketing efforts. There can be no assurance that we will be able to establish or maintain relationships with third parties to market its products. Such events could have a material adverse effect on the Company's business, prospects, results, financial condition and development.
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
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, the U.S. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or the Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such challenges and healthcare reform measures of the Biden administration will impact ACA and our business.
In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 have instituted, among other things, mandatory reductions in Medicare payments to certain providers. The Budget Control Act of 2011, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that the ACA, the IRA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product candidate. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future.
In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. In addition, in some foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, may refuse to reimburse a product at the price set by the manufacturer or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our other product candidates that may be approved. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
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
Any of our product candidates for which we obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the European Commission, the EMA, FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug or biological product outweigh its risks.
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
Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for any of our product candidates that are approved for commercialization in the future. In addition, there have been concerns for the overall stability and suitability of the euro as a single currency given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of Eurozone countries, the withdrawal of one or more member countries from the European Union, or the failure of the euro as a common European Union currency or an otherwise diminished value of the euro could materially and adversely affect our future product revenue from European Union sales of our products.
3.D.5.Risks Related to the Production and Manufacturing of our Product Candidates and Future Products, if Any
Our production capacity could prove insufficient for our needs.
Our production capacity may prove insufficient in the future to meet the growth of our business, including producing sufficient quantities of product candidates for preclinical studies, clinical trials and, ultimately, our customers and distributors and there is no guarantee that we will or have properly estimated our required manufacturing capacities or that the third parties we rely on to provide required machinery and materials for the manufacturing process will be able to perform on our proposed timelines or meet our manufacturing demands, if at all. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production.
Our manufacturing facilities are subject to significant government regulations and approvals. If we or our third-party manufacturers fail to comply with these regulations or maintain these approvals, our business will be materially harmed.
We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP, as part of our clinical trials. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our product candidates.
Failure to comply with applicable regulations could also result in the European Commission, FDA, the national authorities in the individual EU Member States, or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring us to suspend or put on hold one or more of our clinical trials;
•suspending, varying, or withdrawing regulatory approvals;
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
Our workforce reduction initiated in June 2022 could result in disruption of our business.
In June 2022, we initiated a redundancy procedure (PSE) in France involving the termination of approximately 25% of our employees compared to the start of 2022. We completed the terminations during the fourth quarter of 2022. This redundancy procedure will decrease our full year 2023 operating expenses. The workforce reduction may be disruptive to our operations and could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the workforce reduction seek alternative employment, this could result in our seeking contractor support at unplanned additional expense or harm the Company’s productivity. Our workforce reductions could also harm our ability to attract and retain qualified management, scientific and/or clinical personnel. Any failure to attract or retain qualified personnel could prevent us from successfully developing potential product candidates or supporting our existing operations.
We may encounter difficulties in managing our growth, which could disrupt our operations.
As of December 31, 2022, we had 49 employees. To manage our development and expansion, including the potential commercialization of our product candidates in the European Union and the United States, we will need to implement and improve our managerial, operational and financial systems and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations, our cash flows and our financial condition.
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and amounted to €3.4 million, €3.7 million and €1.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities. Should the French tax authorities be successful, the CIR representing the majority of the our operating revenues (88% of revenues for the year ended December 31, 2021 and more than 90% for the years ended December 31, 2020 and December 31, 2022), our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires, or public health emergencies, such as the COVID-19 pandemic.
In late February 2022, Russian military forces invaded Ukraine, resulting in sustained conflict and disruption in the region. The impact to Ukraine, as well as actions taken by other countries, including sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and

Belarus, and each country’s potential response to such sanctions, tensions, and military actions could damage or disrupt international commerce and the global economy, and could have a material adverse effect on our business and results of operations.
While our business and operations are currently not impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis or other geopolitical conflicts. Consequences could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. There can be no assurance that these events, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.
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
We may not realize the benefits of our proposed acquisition of PHERECYDES.
As a result of the failure of the Phase 3 study in pancreatic cancer and the non-conclusive early readout of first patients in the Phase 2 study in triple-negative breast cancer (TNBC), both conducted with the same product candidate, we have taken the decision to halt the development of GRASPA®, which was previously our lead product candidate. In this context, we have begun in November 2021 evaluating valuable strategic options and announced in February 2023 a proposed strategic combination with Pherecydes Pharma ("Pherecydes") to create a global player in extended phage therapy and accelerate the development of a portfolio of drug candidates targeting pathogenic bacteria and potential other indications of high unmet medical needs. Closing of the Proposed Merger is expected at the end of the first half of 2023 (or early second half of 2023). There is no guarantee that we will be able to successfully complete the Proposed Merger.
In case of our failure to complete the Proposed Merger, including the risk that the conditions to the closing and related transactions are not satisfied and the failure to timely obtain shareholder approval for such transactions, we may not be able to find and successfully conclude another strategic transaction. Partnerships are complex and require significant resources and time to negotiate, conclude and implement. See also the risk factor titled “We cannot assure you that our exploration of strategic alternatives for our business will result in us successfully pursuing a transaction or that any such transaction would be successfully completed; there may also be negative impacts on our business and share price as a result of the process of exploring strategic alternatives for our business” above.
As part of this strategy, we may acquire companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. The success of this strategy would depend, in part, on our ability to select relevant new products or areas of development, identify attractive targets and make these acquisitions on satisfactory terms and successfully integrate them into our operations or technology, while achieving the expected cost savings or synergies. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.
In addition, if such acquisitions take place in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. We may not be able to conclude partnerships on economically reasonable terms, which could have a material adverse effect on our business, prospects, financial situation, results and development.
The Company's external growth will also depend on its ability to identify, develop and conclude new partnerships in order to be able to acquire, develop and market, in the long term, new therapeutic products. To identify new product candidates, we may need substantial additional technical, human and financial resources, as partnerships are complex and require significant resources and time for their negotiation, conclusion and implementation.
Any difficulty encountered by us in integrating other companies, activities or technologies or in developing new product candidates and, more generally, in implementing its external growth policy, could have a significant adverse effect on our business, prospects, financial situation, results and development.

European Union and UK data processing is governed by restrictive regulations governing the collection, processing, and cross-border transfer of personal data.
The collection and use of personal data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal data relating to identifiable individuals and securing transfers of such data outside the European Economic Area including to the United States, providing information to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, conducting record-keeping and, where applicable, appointing data protection officers and conducting data protection impact assessments. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. The GDPR applies across the EEA. However, the GDPR provides that EEA countries can make their own further laws and regulations to introduce specific additional requirements related to the processing of personal data related to health, biometric and genetic information. Given the breadth and depth of data protection obligations, maintaining compliance with the GDPR requires significant time, resources and expense, and we may be required to put in place additional controls and processes ensuring compliance with the data protection rules. This may be onerous and adversely affect our business, financial condition and results of operations.
The GDPR and accompanying laws are evolving and subject to interpretation and may impose limitations on our activities or otherwise adversely affect our business. Because of the remote work policies we implemented due to the COVID-19 pandemic, information that is normally protected, including company confidential information, may be less secure. Cybersecurity and data security threats continue to evolve and raise the risk of an incident that could affect our operations or compromise our business information or sensitive personal data, including health data. We may also need to collect more extensive health-related information from our employees to manage our workforce.
In addition, following the UK’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the "UK GDPR"). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the UK to continue without additional requirements. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and remains under review by the European Commission during this period. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.
Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition. Certain jurisdictions have enacted data localization and cross-border data transfer laws, which could make it more difficult to transfer information across jurisdictions. Existing mechanisms that may facilitate cross-border transfers of personal data may change or be invalidated. A decision by the Court of Justice of the EU, or CJEU, (the Schrems II ruling) has invalidated the E.U.-U.S. Privacy Shield Framework, which was one of the primary mechanisms used by U.S. companies to import personal information from Europe. Similarly, the Swiss Federal Data Protection and Information Commissioner opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S. On June 4, 2021, the European Commission adopted new Standard Contractual Clauses (“SCCs”) that are designed to be a mechanism by which entities can transfer personal information out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection. Currently, the SCCs are a valid mechanism to transfer personal information outside of the EEA. The SCCs, however, require parties that rely upon that legal mechanism to comply with additional obligations, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the transferred personal information. Moreover, due to potential legal challenges, uncertainty exists regarding whether the SCCs will remain a valid mechanism. The new SCCs may increase the legal risks and liabilities under European privacy, data protection, and information security laws. Given that, at present, there are few, if any, viable alternatives to the SCCs, any transfers by us or our vendors of personal information from the EEA may not comply with EU data protection laws, which may increase our exposure to EU data protection laws’ heightened sanctions for violations of its cross-border data transfer restrictions and may prohibit our transfer of personal information outside of the EEA (including clinical trial data), and may adversely impact our operations, product development and ability to provide our products. The U.K. is not subject to the European Commission’s revised SSCs but has published its own transfer mechanism, the International Data Transfer Agreement (“IDTA”), which enables transfers from the U.K. We will be required to implement these new safeguards when conducting restricted data transfers under the GDPR and the U.K. GDPR and doing so will require significant effort and cost. In addition, additional measures may be required even when relying on SSCs or the IDTA, where the laws of the importer’s country do not offer an adequate level of protection, such as the U.S. Use of SCCs and IDTA must consequently be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals.
On 25 March 2022, the European Commission and the United States announced that they had agreed, in principle, on a successor of the previously invalidated Privacy Shield Framework, the Trans-Atlantic Data Privacy Framework. On 7 October President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities” and on 13 December 2022, the European Commission published a draft adequacy decision for adoption that takes into account the Executive Order. However, a related adoption is not expected before spring 2023 and it is remained to be seen whether the new adequacy decision would withstand scrutiny by the CJEU if the adequacy decision’s validity was to be challenged.
Furthermore, the risk of GDPR litigation may increase because of a recent decision of the CJEU. The CJEU ruled that a consumer protection association may bring representative actions alleging breaches of the GDPR even when the consumer protection association does not have a mandate to take action from any specific individuals and a specific breach of any individual’s data protection rights was not demonstrated.
Failure, by us or our third party partners, to comply with the requirements of the GDPR and related national data protection laws of EEA countries may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition. Moreover, in some EEA countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect our business, or even lead to penalties related to breach of security of personal data.
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
•GDPR, the local EU data protection laws, UK GDPR and other ex-U.S. protections;
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
Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of CMS, European Commission, EMA, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.
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

The French government has adapted the foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a Ministerial order (arrêté) of April 27, 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a Decree (décret) of July 22, 2020 as amended by Decree n°2020-1729 of December 28, 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure. The Decree of July 22, 2020, as extended by the decree n° 2022-1622 of December 23, 2022, currently provides that this new 10% threshold will be effective until December 31, 2023 and a fast-track review procedure for foreign investments exceeding this threshold.
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
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related, the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) changes in corporate tax rates, the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, including foreign earnings, the realization of net deferred tax assets relating to our operations, and the deductibility of expenses. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax laws, regulations, policies or practices, could affect our financial position, including the value of our deferred tax assets, and overall or effective tax rates in the future in countries where we have operations, result in significant one-time charges, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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
Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, U.S. federal net operating losses, or NOLs, generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOLs may be limited. In addition, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its stock ownership over a three-year period) is subject to limitations on its ability to utilize its pre-change U.S. federal NOLs to offset future taxable income. If we undergo an ownership change, or if future changes in our stock ownership, some of which are outside of our control, results in an ownership change, our ability to utilize our U.S. federal NOLs may be limited by Section 382 of the Code. As a result, even if we earn net taxable income, our ability to use our NOLs to offset such income may be limited, which could increase our tax liability and decrease our cash flow. It is uncertain if and to what extent states will conform to U.S. federal income tax law with respect to the treatment of NOLs.
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
Our ADSs are listed on The Nasdaq Stock Market LLC (“Nasdaq"), and our ordinary shares are listed on Euronext Paris. We cannot predict the effect our dual listing will have on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the trading market or price for our ADSs or ordinary shares.
We may not be able to meet the continued listing standards of Nasdaq, which require a minimum closing bid price of $1.00 per share, which could result in our delisting and negatively impact the price of our ADSs and ordinary shares and our ability to access the capital markets.
Our ADSs, each representing one ordinary share, are listed on The Nasdaq Global Select Market. The Nasdaq Stock Market LLC (“Nasdaq”) provides various continued listing requirements that a company must meet in order for its securities to continue trading on the exchange. Among these requirements is the requirement that our ADSs trade at a minimum bid price of $1.00 per share. On October 7, 2022, we received a written notice from the Listing Qualifications Department of Nasdaq, notifying us that our ADSs failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).
Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days from the date of the notification letter, or until April 5, 2023, to regain compliance with the Minimum Bid Price Requirement. If at any time before April 5, 2023, the closing bid price of our ADSs is at least $1.00 for a minimum of 10 consecutive business days, we will be deemed to have regained compliance with the Minimum Bid Price Requirement. In the event that we do not regain compliance by April 5, 2023, we may transfer the listing and trading of our ADSs to The Nasdaq Capital Market, provided that we meet the applicable standards for initial listing of our ADSs on the Nasdaq Capital Market (other than the Minimum Bid Price Requirement) and may be eligible for an additional 180 calendar day grace period by providing a written notice of our intention to cure the deficiency during this second compliance period by effecting a reverse share split, if necessary. If we do not regain compliance with the Minimum Bid Price Requirement by April 5, 2023, and we are ineligible for an additional grace period, Nasdaq will provide written notice that the ADSs are subject to delisting from The Nasdaq Global Select Market. In that event, we may appeal the determination to a Nasdaq hearings panel.
There is no assurance that our share price will trade at or above a minimum bid price of $1.00 per share and if we fail to meet minimum listing requirements, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other Nasdaq listing criteria. Any such delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, collaborators and employees.
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
•our receipt of approvals by the European Commission, FDA and other regulatory authorities and the timing thereof;
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
As of December 31, 2022, 31,018,553 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.
We have also filed a registration statement with the SEC to register the ordinary shares that may be issued under our equity incentive plans. The ordinary shares subject to outstanding options under our equity incentive plans, ordinary shares reserved for future issuance under our equity incentive plans and ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our securities. In addition, pursuant to the OCABSA Agreement, we may issue ordinary shares upon exercise of share warrants. In the event that such ordinary shares are sold in the public market, such sales of ordinary shares pursuant to the OCABSA Agreement could also have an adverse effect on the market price of our securities.
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
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to continue to file such reports, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is less publicly available information concerning our company than there would be if we were a U.S. domestic issuer.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
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

The annual determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations. For instance, whether we are a PFIC will depend on the composition of our income (including whether we will receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC rules). Whether we are a PFIC also will depend on the composition and value of our assets, including goodwill, which may be determined in large part by reference to the market value of our ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents, which may depend on how quickly we utilize our cash proceeds from our global offerings in our business, we may be more likely to be characterized as a PFIC. Based on the composition of our gross income, assets, activities and market capitalization and the nature of our business and due to fluctuations in our stock price, we believe that we may have been characterized as a PFIC for our taxable year ending December 31, 2022. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, we cannot provide any assurances, and our U.S. counsel expresses no opinion, with respect to our PFIC status for any taxable year.
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
We have identified a material weakness in our internal control over financial reporting that has not been remediated as of December 31, 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
If we are unable to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.
As of December 31, 2021, we concluded that our internal control over financial reporting was not effective as a result of a material weakness related to the monitoring of research and development projects, as the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received did not operate at a sufficient level of precision.
In connection with our assessment as of December 31, 2022, our management concluded that this material weakness was not fully remediated, as our management identified that the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received and the control related to the data and assumptions used to estimate the hospital costs accrual did not operate at a sufficient level of precision. Management considers these controls have to be redesigned to fully remediate the material weakness. As a result of this material weakness, management concluded our internal control over financial reporting was not effective as of December 31, 2022 at the reasonable assurance level.

During 2022, we continued to strengthen our process and internal controls over the monitoring of research and development costs. In particular, we (i) redesigned the process to track actual costs incurred against invoices received, (ii) adapted the methodology used to estimate the hospital cost accrual in the financial statements and (iii) worked on the implementation of a control designed to ensure the assumptions and the data used to estimate such costs are reasonable and accurate.
We believe the remediation measures described above improved the reliability of financial information related to the hospital costs accrual. Nevertheless, our management concluded that the material weakness was not fully remediated as of December 31, 2022.
To further improve our internal control over financial reporting and to specifically address the control deficiencies that led to our material weakness, we plan to deploy remediation efforts focused on:
•redesigning our control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received so that it can operate at an appropriate level of precision to detect and correct errors.
•redesigning our control over the data and assumptions used to estimate the hospital costs accrual so that it can operate at an appropriate level of precision to detect and correct errors.
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
We are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), to furnish a report by management on, among other things the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In connection with the preparation of our financial results for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting. Our Management’s Report on Internal Control over Financial Reporting included in this Annual Report describes this material weakness and includes our conclusion that our internal controls were not effective as of the end of the period covered by this Annual Report. While we have established certain procedures and control over our financial reporting processes, including initiating remediation efforts with respect to the material weakness, we cannot assure you that these efforts will prevent restatements of our financial statements in the future.
The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report on our financial statements. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in achieving and maintaining the adequacy of our internal control.
If either we are unable to conclude that we have effective internal control over financial reporting, as is the case currently, or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy or completeness of our financial reports, the price of our ADSs or ordinary shares could decline and we may be subject to litigation, sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
Item 4.Information on the Company.
4.A.History and Development of the Company

Our legal and commercial name is ERYTECH Pharma S.A. We were incorporated as a société par actions simplifiée, or S.A.S., under the laws of the French Republic on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. We maintained a U.S. office in Cambridge, Massachusetts from February 2016 to January 2023. In 2018, we entered into a lease agreement for a U.S. manufacturing facility in Princeton, New Jersey, United States (the “Princeton Facility”), which has been operational since the fourth quarter of 2019. In April 2022, we entered into an asset purchase agreement (the “Catalent Purchase Agreement”) by and among Erytech Pharma S.A., Erytech Pharma, Inc., Catalent Princeton, LLC (“Catalent”) and Catalent Pharma Solutions, Inc., pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility for Catalent’s use in the manufacture of our lead product candidate at that time, eryaspase. In November 2022, we announced our decision to halt further development of eryaspase, which was until then, our lead product candidate. Completing the strategic review process that was initiated in November 2021, we announced in February 2023 a proposed strategic combination with Pherecydes Pharma S.A. ("Pherecydes"), a biotechnology company specializing in precision phage therapy to treat resistant and/or complicated bacterial infections, to create a global player in extended phage therapy and accelerate the development of a portfolio of drug candidates targeting pathogenic bacteria and potential other indications of high unmet medical needs.
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
Our actual capital expenditures for the years ended December 31, 2020, 2021 and 2022 amounted to €0.4 million, €0.2 million and €0.1 million, respectively. These capital expenditures were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.
4.B.Business Overview
Overview
We are a biopharmaceutical company focusing on innovative red blood cell-based therapeutics to treat severe forms of cancer and orphan diseases. We have developed ERYCAPS®, a proprietary platform using novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells (“RBCs”). In April 2022, we presented ERYCEVTM, our novel approach to RBC vesiculation, at the 24th European Red Cell Society (ERCS) Congress. We believe that RBC-derived extracellular vesicles, which are formed naturally during senescence and storage of mature RBCs, may potentially be an attractive drug delivery system. Utilizing our ERYCAPS® platform, RBCs can be loaded with active therapeutic compounds, and we believe the vesiculation of such cargo-loaded RBC-derived extracellular vesicles may facilitate the development of novel therapeutic approaches.
Our lead product candidate was Eryaspase, also referred to as GRASPA®, which targets the metabolism of cancer cells by depriving them of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We developed eryaspase for the treatment of patients with severe forms of cancer, including pancreatic cancer, triple negative breast cancer (“TNBC”) and acute lymphoblastic leukemia (“ALL”). In October 2021, we announced that our Phase 3 clinical trial of eryaspase for the treatment of second-line advanced pancreatic cancer did not meet its primary endpoint of overall survival. To preserve capital resources and reduce costs, following this announcement in November 2021, we made a strategic decision to cease further patient enrollment for our proof-of-concept Phase 2 clinical trial of eryaspase for the treatment of TNBC in the European Union. The Steering Committee of this Phase 2 trial met in September 2022 to review the results of the 25 evaluable patients and concluded that no clinical benefit was demonstrated, possibly attributable to the immature closure of the trial and the small number of evaluable patients.
Furthermore, since 2017, we supported a Phase 2 clinical trial, initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology, for evaluation of the safety and pharmacological profile of eryaspase in ALL patients, who developed hypersensitivity reactions to prior asparaginase treatment or silent inactivation to pegylated L-asparaginase. As part of our plan at that time to submit a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (the “FDA”), we submitted an Initial Pediatric Study Plan in July 2022, and received feedback from the FDA in August 2022. After thorough evaluation of the feedback, which included a new request for additional data, and taking into account the changing competitive landscape, we decided to halt the BLA process of seeking approval. In light of the foregoing reasons, in November 2022, we announced our decision to halt further development of GRASPA® and to focus on ERYCEVTM and other preclinical programs that we may develop in the future.

The only ongoing clinical trial with respect to GRASPA® is a Phase 1 investigator-sponsored clinical trial, referred to as the rESPECT trial, that we have supported for evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line advanced pancreatic cancer patients. The Georgetown Lombardi Comprehensive Cancer Center is the sponsor of this trial. We announced the enrollment of the first patient in this trial in January 2021, and in October 2021, after review of the safety data of six additional patients comprising the second treatment cohort, we announced the determination of the maximum tolerated dose. In January 2022, encouraging data from the study were presented at the American Society of Clinical Oncology (ASCO GI) Gastrointestinal Cancers Symposium. Treatment of the 19 patients enrolled has been completed, with final data expected to be reported in 2023.
In addition to ERYCEVTM, we have developed and may develop other preclinical product candidates and programs. We believe that our ERYCAPS® platform has a broad range of potential applications and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, we developed erymethionase, a preclinical product candidate which encapsulates methionine-γ-lyase in RBCs and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. We also developed two preclinical programs, enzyme replacement and immune modulation, aimed at maximizing the value creation potential of our ERYCAPS® platform, which we believe may result in attractive partnering opportunities. Due to insufficient financial resources, the development of these preclinical programs is currently suspended.
On February 15, 2023, we announced a proposed strategic combination with Pherecydes to create a global player in extended phage therapy and accelerate the development of a portfolio of drug candidates targeting pathogenic bacteria and potential other indications of high unmet medical needs. The transaction would be structured as a merger by absorption of Pherecydes into the Company (the Company after the Proposed Merger, the "Combined Company"), pursuant to which the shareholders of Pherecydes would receive newly issued Erytech ordinary shares in consideration of the contribution of the assets and liabilities of Pherecydes (the “Proposed Merger”). The Extraordinary General Meetings of the Company and Pherecydes will be called upon to vote on the Proposed Merger, currently expected to be convened at the end of the first half of 2023 (or early second half of 2023).
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
4.B.2.Our Strategy
Our mission is to help patients live better, longer. Our vision is to position our Company, through the proposed acquisition of Pherecydes, as a leading global player in phage therapy to address antimicrobial resistance with an effective response. The key elements of our strategy to achieve this goal include the following:
Create a global player in extended phage therapy through international development
After completing our strategic review process announced in November 2021, we announced in February 2023 a strategic combination with Pherecydes intended to create a global player in extended phage therapy and accelerate the development of a portfolio of drug candidates targeting pathogenic bacteria and potential other indications of high unmet medical needs. The strategy of the combined company in 2023 and 2024 would be to expand Pherecydes existing phage development programs focusing on the ongoing PhagoDAIR Phase 2 trial, by opening new investigation centers in Europe, as well as to expand the breadth of the clinical phage therapy portfolio with two additional sponsored Phase 2 trials with the opening of investigation centers in the United States for both studies. As part of this strategy of international development, we also intend to leverage our existing US presence to facilitate access to US investors and to clinical and regulatory stakeholders in view of future clinical developments.
Expand research & development competencies and capabilities
We seek to build a research & development strategy leveraging our platforms and expertise, including drug-delivery with red blood cells (ERYCAPS®) or red blood cell-derived vesicles (ERYCEVTM), formulation expertise and oncology experience to support phage and endolysins therapeutic approaches in anti-infectives fields like AMR and beyond (such as in food, cosmetics and animal health fields) in view of potentially broadening the scope to new therapeutic modalities building on the advanced technology platforms and capabilities of both companies.
Implement a global manufacturing strategy

We and Pherecydes intend to merge our operations and relocate all teams to our current premises in Lyon, France, where they would benefit from presence in a major European hub for infectious diseases. We also plan to consolidate industrial partnerships and supply back-up plans.
Execute on research and development and commercialization opportunities that maximize the value of our proprietary platforms
We seek to maximize shareholder value from our proprietary platforms technology through a combination of in-house development and well selected partnering opportunities. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and distribution of our product candidates for specified indications and in specified territories where appropriate. We may also explore codevelopment or out-licenses of our platforms technology to third parties and the creation of spin-out companies. As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy. These options include building our own internal sales force and distribution units or entering into collaborations with third parties for the distribution and marketing of any approved products.
4.B.3.Our Technology Platforms
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
•High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner. At our cGMP-certified production facilities, the process for delivering eryaspase to patients typically takes approximately 24 hours from the start of production to delivery of the product candidate to the hospital. We have produced over 5,700 bags of eryaspase to date for use in clinical trials.
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
Red blood cells derived vesicles
The ERYCEVTM platform combines ERYCAPS® technology with a vesiculation technology to generate therapeutic vesicles from red blood cells (ERYCEVTM).

Characteristics of ERYCEVTM products

- **Drug profile**
  - Biocompatible
  - No genetic transfer due to its lack of both nuclear and mitochondrial DNA
  - Low-immunogenicity
  - Re-dosing

- **Mechanism of Action**
  - Natural tropism for macrophages & dendritic cells
  - Uptake by cancer cells

- **Broad range of administration routes**
  - Small size (95-120 nm)
  - Ability to cross blood –brain barrier (BBB)
  - Enhanced permeability and retention (EPR) effect

- **Functionalization**
  - Enhanced the target specificity and broad the nature of target cells

We successfully produced extracellular vesicules loaded with STING agonists that exerted measurable in vitro biological effects, the results of which have been presented at the annual conference of the European Red Cell Society (ERCS) in April 2022 and at the Extracellular Vesicles & Nanoparticle Therapeutics Europe congress in October 2022. A PCT was also filed in May 2021. Exosomes and extra-cellular vesicules have recently attracted much attention as they have been shown to transport a variety of active cargoes (such as nucleic acids, proteins, lipids, metabolites) from donor to recipient cells.
We have other feasibility studies with other nature of therapeutic molecules to evaluate the potential of our new platform.

4.B.4.Our Pipeline
4.B.5.Eryaspase
As a preliminary matter, it should be noted that as a result of the earlier setback of a failed Phase 3 trial in pancreatic cancer, and a non-conclusive early readout of first patients in a Phase 2 trial in TNBC, both with the same product candidate, we have decided to halt further development with Eryaspase/GRASPA®, until then our lead candidate. The information detailed in this section presents the data obtained in our clinical trials with eryaspase.
Eryaspase, our first product candidate developed using our proprietary ERYCAPS® platform consists of the enzyme L-asparaginase encapsulated inside erythrocytes, or red blood cells. L-asparaginase breaks down asparagine, a naturally occurring amino acid, into L-aspartic acid and ammonia. Asparagine is naturally produced by healthy cells in the body for their own use in protein synthesis. Cancer cells also need asparagine to grow and proliferate, even more than normal cells, but most cancer cells cannot produce enough asparagine and must rely on circulating asparagine to survive. Injection of L-asparaginase, either by intravenous or intramuscular modes of administration, can lower asparagine levels throughout the body, thereby depriving cancer cells of a key nutrient and causing them to starve and ultimately die. The use of L-asparaginase to deplete asparagine is a well-established treatment for ALL patients, and in particular, pediatric ALL patients. However, important side effects including allergies, coagulation disorders, pancreatic and hepatic toxicities can limit treatment compliance, particularly in adults, limiting the potential use of current, non-encapsulated L-asparaginases beyond ALL. We believe that encapsulating L-asparaginase in red blood cells, utilizing our proprietary ERYCAPS® platform, reduce the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been administered to more than 659 patients in clinical trials and compassionate use programs to date.
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

The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of eryaspase (GRASPA®)
The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.
Completed clinical trials

PHASE	TRIAL REFERENCE	# OF PATIENTS ENROLLED	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Efficacy (progression-free survival or overall survival) and safety of eryaspase in combination with chemotherapy	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	•Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dose	25 / 50 / 100 / 150 U/kg	EU	Non- randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	•Mean duration (days) of ASNase activity >100 U/L •Incidence of allergic reactions (induction phase)	150 U/kg	EU	Randomized, open label
2a	GRAALL SA2-2008	30	55+	First-line	•Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	•Determination of the MTD and recommended Phase 2 dose	50 / 100 / 150 U/ kg	EU	Randomized, open label
1/2	GRASPALL 2012-09	14	18+	First-line	•Determination of the MTD and recommended Phase 3 dose	50 / 100 / 150 / 200 U/ kg	US	Non- randomized, open label
1	GRASPALL 2012-10-EAP	18	Up to 55	At risk - all lines	•Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label
2	NOR-GRASPALL 2016 (NOPHO)	55	1 to 45	Second-line post PEG-asparaginase	•PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label
Acute Myeloid Leukemia
2b	GRASPA-AML 2012-01 (ENFORCE 1)	123	65 to 85	First-line, unfit	•Overall survival	100 U/ kg	EU	Multicenter, open label, randomized, controlled

Solid Tumors
1	STUDY00002008 (rESPECt)	18	18+	First line patients with locally advanced and metastatic pancreatic cancer	Determination of the MTD, tolerability and safety of eryaspase in combination with the dose-modified FOLFIRINOX	25 / 50 / 75 / 100 U/Kg	US	Single arm, Open label
3	TRYbeCA-1	512	18+	Second-line patients with metastatic pancreatic adenocarcinoma	•Overall survival	100 U/kg	EU/US	Open label, randomized
2	TRYbeCA-2	27	18+	Metastatic or locally recurrent Triple-Negative Breast Cancer / 1st line	•Objective response rate determined by an independent radiological review	100 U/kg	EU	Open label, randomized 1:1 (chemotherapy ± eryaspase)
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
Based on the positive efficacy and safety results from our Phase 2/3 pivotal trial, we submitted a Marketing Authorization Application, or MAA, to the EMA for GRASPA® for the treatment of relapsed or refractory ALL in September 2015. Following discussions with the EMA, we withdrew the MAA in November 2016. We conducted activities designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant L-asparaginase, and resubmitted an MAA in October 2017. In June 2018, based on feedback from the EMA and FDA, it appeared that significant additional investment would be required in order to seek regulatory approval of eryaspase for the treatment of ALL. In the context of the rapidly changing and increasingly competitive landscape with newly-approved treatment options for ALL, the regulatory feedback and what we observed to be a limited market opportunity for eryaspase in ALL, we elected to withdraw our MAA in Relapse and Refactory ALL in the second half of 2018 to focus our development efforts on solid tumors. Despite this shift in focus, we continue to support the investigator-sponsored trial initiated in 2017 by the Nordic Society of Pediatric Haematology and Oncology, or NOPHO to evaluate eryaspase (GRASPA®) in ALL patients who have developed hypersensitivities to E-coli derived asparaginase. The trial protocol was amended in 2019 to increase the number of patients to be recruited up to 50 patients. The main objectives of this trial were to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one year to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. The study, conducted by NOPHO through 21 clinical sites in the Scandinavian and Baltic countries, included 55 patients. The enrollment was completed in August 2020. Preliminary results were presented in March 2020 at the NOPHO Annual Meeting and final positive resultats were presented in December 2020 at the American Society of Hematology 2020 Annual Meeting. The primary objectives of the study were the activity and safety of eryaspase. Both objectives were met. Eryaspase demonstrated sustained asparaginase enzyme activity above the 100 U/L threshold at trough levels 14 days after the first administration by 54 of 55 treated patients. Eryaspase was generally well tolerated when combined with chemotherapy, and nearly all patients were able to receive the scheduled doses of asparaginase (median of 5 doses per patient). Of the 55 patients, only two patients had a severe allergic reaction and discontinued eryaspase.
Following positive results of a Phase 2 trial, sponsored by NOPHO, we have been in an extended dialogue with the U.S. Food and Drug Administration (FDA) to evaluate the possibility for an approval of GRASPA® in ALL patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. A pre-BLA meeting to discuss the submission of a Biologics License Application (BLA) took place in June 2021 after which we confirmed our intention to submit a BLA, subject to successful completion of remaining activities, which included the submission of additional information to the FDA, responses to additional data requests, and the submission of the Initial Pediatric Study Plan (iPSP). We submitted our iPSP in July 2022 and received feedback from the FDA in August 2022. After thorough evaluation of this feedback, which included a new request for additional data, and taking into account the changing competitive landscape, we decided to halt the BLA process of seeking approval.
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
TRYbeCA-1 Trial
Following our positive Phase 2b clinical trial results, we launched TRYbeCA-1, a pivotal Phase 3 clinical trial of eryaspase for second-line metastatic pancreatic cancer. The TRYbeCA-1 trial evaluated eryaspase in combination with standard chemotherapy, compared to standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) alone, in 512 patients. Patients who met the eligibility criteria were randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/abraxane or irinotecan-based regimen) or chemotherapy alone until disease progression. The primary endpoint was overall survival. The main secondary endpoints included progression-free survival, objective response rate, disease control rate, quality of life and safety. Patient enrollment for the TRYbeCA-1 trial commenced in September 2018 in Europe and after receipt of IND approval from the FDA, we opened clinical sites in the United States. We obtained clinical trial authorizations in the United States and from 11 European countries, and as of the date of this Annual Report, the trial has been conducted in 90 clinical trial sites. We completed enrollment in December 2020 with 512 randomized patients.
The interim analysis was triggered when two-thirds of the total number of events had occurred (i.e. two-thirds of the number of deaths required to make the final analysis of the overall survival in the trial) have occurred. Those events were reached in October 2020. We published the results from the interim superiority analysis on February 8, 2021. This was the third review by the IDMC of the safety data of the patients enrolled and treated in the trial. The prior reviews took place at 150, 199 and 320 patients, respectively. No safety issues were identified and the IDMC recommended that we continue the trial as planned. TRYbeCA-1 reached the 390th event required for our Final Analysis in May 2021. We announced final results in October 2021. The trial did not meet its primary endpoint of overall survival. The prespecified subgroup of patients treated with eryaspase and an irinotecan-based chemotherapy demonstrated an interesting trend of survival benefit. Patients treated with eryaspase demonstrated superior disease control compared to patients treated with chemotherapy only. Other secondary endpoints showed nominal improvement. The safety profile of eryaspase was consistent with earlier clinical trials results and safety reviews. The clinical study report was completed in November 2022.
rESPECT trial
rESPECT (STUDY00002008) is a proof-of-concept investigator initiated Phase 1 clinical trial initiated by the Georgetown Lombardi Comprehensive Cancer Center evaluating the safety of eryaspase in combination with modified FOLFIRINOX for the treatment of first-line metastatic or locally advanced pancreatic cancer patients. The US Food and Drug Administration (FDA) reviewed IND/Investigational New Drug application and cleared the study to proceed enrolling patients in December 2019. The first patient was enrolled in January 2021. In October 2021, after review of the safety data of six additional patients comprising the second treatment cohort, we announced the determination of the maximum tolerated dose at 100 U/kg. The study completed enrollment with 18 patients treated. In January 2022, encouraging data from the study were presented at the American Society of Clinical Oncology (ASCO GI) Gastrointestinal Cancers Symposium.
Ongoing and Planned Clinical Development in Triple Negative Breast Cancer and Other Solid Tumors
Following the results with eryaspase in the proposed treatment of second-line metastatic pancreatic cancer, we conducted a comprehensive evaluation to determine other potential solid tumor indications and selected metastatic TNBC as the next indication to evaluate in order to expand the potential use of eryaspase in solid tumors. TNBC is an aggressive and metabolically active form of breast cancer with high rates of symptomatic metastases. TNBC cells lack expression of estrogen and progesterone receptors and do not overexpress HER2. Scientific literature estimates that approximately 10% to 20% of the 600,000 breast cancers that are diagnosed each year in the United States and Europe in aggregate are classified as TNBC. As commonly-utilized hormone therapy and HER2 targeting agents are not treatment options for women with TNBC, there is significant unmet need for novel therapeutic approaches in this subtype of breast cancer. At the end of 2018, we launched a Phase 2 proof-of-concept clinical trial in this indication in the European Union, which we refer to as the TRYbeCA-2 trial. The trial was open for enrollment in three European Union countries and we announced enrollment of the first patient in June 2019. The TRYbeCA-2 trial was designed to evaluate eryaspase in combination with gemcitabine and carboplatine chemotherapy, compared to chemotherapy alone in approximately 64 patients, with previously untreated metastatic TNBC. Following the negative results of the TRYbeCA-1 study announced in October 2021, we have made a strategic decision to cease further enrollment in the TRYbeCA-2 trial. The trial had enrolled 27 patients, 26 of which were treated. The early readout from these patients enrolled in the TRYbeCA-2 trial were non-conclusive.
4.B.6.Other Development Programs
We believe that our ERYCAPS® platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents. The efficacy of the technology has been demonstrated mainly with asparaginase but it is also feasible to encapsulate within the red blood cell other enzymes, molecules or proteins for which long-circulating therapeutic activity or rapid and specific targeting is desired.

Today, we have focused our R&D works on extracellular vesicles (ERYCEVTM), other projects based on our ERYCAPS® platform have been put on hold but are still presented in this document.
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
FERTUS Project
Since April 2021, we have participated in the FERTUS (Functionaly Enhanced Red Cells for Therapeutic Use) project with Sanquin Research, Erasmus MC and PAN-Biotech GMBH, granted by the Health of Holland/Erasmus. This project aimed to develop new therapies in rare diseases using modified cultured red blood cells expressing enzymes that are deficient in patients.
4.B.7.Manufacturing and Supply
We currently have a manufacturing facility to manufacture our product candidates for Europe which is based in Lyon, France. This production facility complies with European cGMP.
For our clinical trials in the United States, we started manufacturing GMP-compliant batches out of our former manufacturing facility in Princeton, New Jersey in the fourth quarter of 2019. This Princeton Facility was designed with the ability to scale production to supply eryaspase to meet our anticipated clinical trial needs, including our supply requirements for U.S. patients in the ALL trial, and for our commercial needs in the United States if eryaspase had been approved. In connection with the transition to our Princeton Facility, we closed our small production facility in Philadelphia, Pennsylvania in January 2020. In April 2022, we entered into the Catalent Purchase Agreement, pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility. Prior to the announcement of our decision to halt development of eryaspase in November 2022, we also had entered into an interim supply agreement with Catalent under which Catalent agreed to manufacture and supply us with eryaspase for our clinical and commercial uses of eryaspase in the United States.
It should be noted that the elements relating to the supply of eryaspase presented below concern the period prior to the announcement of the end of eryaspase development in November 2022 and are still ongoing.
In Europe, we purchase packed red blood cells from the French Blood Agency (Ėtablissement Français du Sang). In the United States, we have supply agreements with the American Red Cross and the New York Blood Center. In the case of eryaspase, we had the manufacturing and logistics in place to deliver eryaspase to patients in approximately 24 hours from the start of production to delivery of the product candidate to the hospital. Once a prescription was written, we received an order for eryaspase from the hospital. We then sourced a pack of red blood cells, compatible with the patient’s blood type, from one of our partner blood banks. After identification of the key parameters of the red blood cell unit, we encapsulated the L-asparaginase into the red blood cells using an automated process that took three to eight hours. Before release, the product must meet a number of quality control specifications, including the number of red blood cells in the packed product, the level of L-asparaginase activity, the amount of extracellular L-asparaginase in the blood and the integrity of the container holding the red blood cells. We then delivered the product to the hospital using a third-party commercial overnight delivery service. We shipped the product at a refrigerated temperature of between two and eight degrees Celsius, or approximately 36 to 46 degrees Fahrenheit. At this temperature, the product has been shown to remain stable for five days. Once removed and ready for administration, the product remains stable for six hours at room temperature.
In May 2011, we entered into a worldwide supply agreement, as subsequently amended on April 4, 2014 and July 25, 2016, which we refer to as the 2011 Medac Agreement, under which Medac has agreed to supply us with their new, recombinant free-form L-asparaginase, called Spectrila, for which Medac obtained a European Union marketing approval in 2016. The 2011 Medac Agreement includes an exclusivity period, starting from the date of commercial authorization of eryaspase/GRASPA® for a duration of five years. The term of the 2011 Medac Agreement is until December 2028, provided, that Medac is entitled, upon expiration of the five-year exclusivity period, to terminate the agreement, upon five years’ notice, in the event its supplier of the recombinant formulation of L-asparaginase discontinues supplying to Medac. The July 2016 amendment nullified the clauses providing that we could have been forced to refrain from any form of promotion of eryaspase/GRASPA® if such product was produced from a new formulation of asparaginase registered and marketed prior to eryaspase/GRASPA® as a first-line treatment. We are exclusively using this new recombinant formulation of L-asparaginase in eryaspase for new indications, including our former clinical trials for pancreatic cancer, and no longer intend to use the native form of asparaginase for eryaspase.
4.B.8.Commercialization
As we are halting the industrial and commercial exploitation of our eryaspase/GRASPA® product candidate following the failure of clinical studies in solid tumors (pancreatic cancer and triple-negative breast cancer) and the termination of the marketing authorization application in ALL with the FDA, we have put an end to our plans to prepare for the commercialization phase, which included the construction of an internal sales and distribution unit or the conclusion of agreements with third parties for the distribution of its approved products. We had previously entered into agreements for the distribution of GRASPA® for the treatment of ALL in Israel with TEVA and for the distribution of GRASPA® for the treatment of ALL and AML in Europe with Orphan Europe, a member of the Recordati Group.
Following the withdrawal of the marketing authorization application in Europe for ALL and the refocusing on solid tumors, the marketing agreement with Orphan Europe to market and distribute eryaspase (licensee GRASPA®) for the treatment of ALL and AML in Europe has been terminated in the first half of 2019 with no financial consequences to us. The contract with TEVA is still in effect, although it does not currently entail any obligation.

4.B.9.Intellectual Property
Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 16 patent families we own in our own name with more than 310 granted patents, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED (OR ALLOWED/ACCEPTED)
RBC Encapsulation Platform	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, South Korea, India, Canada, Chile, Russia, Hong Kong, Mexico, Israel
Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, South Korea, China, India, United Arab Emirates, Russia, Canada, Hong Kong
Other Onco-metabolism	4	2026 2034 - 2035 2035 - 2036 2038	Europe, Japan, China, Canada, South Korea, Australia, United States, Hong Kong, Israel, Mexico, Russia, Singapore
Rare Metabolic Disorders	3	2028 2033 - 2034 2037 - 2038	Europe, Israel, United States
Immunology	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, South Korea, Europe, United States, Japan, Canada, Hong Kong
Small Molecule	1	2028 - 2029	Israel, China, Singapore, South Korea, Canada
RBC-derived vesicles (ERYCEV™)	1	2041	United States, Europe, and Canada pending
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
4.B.10.Competition
The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include product efficacy and safety; quality and breadth of an organization’s technology; skill of an organization’s employees and its ability to recruit and retain key employees; timing and scope of regulatory approvals; government reimbursement rates for, and the average selling price of products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities. We cannot ensure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.
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
Competitive environment of ERYCEVTM platform
Extracellular Vesicles (EVs) are considered as a new class of Drug Delivery System (DDS) with high competitive advantages compared to nanoparticles and viral-based systems that rely on their natural characteristics to transfer biological information between specific cells, to content different types of molecule (RNAs, lipids, proteins) and to be produced by a majority of cells.
Therapeutic EVs are a fast growing field and highly attractive one for therapeutic applications, represented by many actors (biotech & pharmaceutic) who own their own technology, segmented according 1) the nature cell source used for the production of EVs 2) the type of EV; if there are unmodified (native) or modified by the engineering of cell source or by the direct modification of EVs.
Our ERYCEVTM platform aims to develop modified EVs using Red Blood Cells (RBCs) from donor as the cell source for the production of RBC extracellular vesicles (RBCEVs). We will first focus on immuno-oncology applications and evaluate the potential of the platform in other therapeutic fields.
To our knowledge, Carmine Therapeutics was identified as the only competitor with a proprietary technology based on red blood cell derived EVs. Its REGENT technology is based on the modification of EVs after their production. The company is in the preclinical development phase and is positioned in the field of genetic diseases with the encapsulation of genetic material in RBCEVs.
The competitive landscape includes companies with technologies using other cell sources for the development of therapeutic EVs in the oncology field, including Codiak Bioscience, EV Therapeutic, ShiftBio, Ilias Biologics and MDImune. Codiak is the only company in the early clinical development phase, and the others are in the research or preclinical stages of development with their first drug candidate. Other companies beyond the oncology field (genetic, neurologic, inflammatory diseased, infectiology) are also considered as potential competitors, including Capricor Therapeutics, Omnispirant, Exopharm, Coya therapeutics and AGS Therapeutics.
Competitive environment of ERYCEV-STINGa
ERYCEV-STINGa is one of our potential drug-candidate, a candidate in the research stage of development which corresponds to RBCEVs loaded with a STING agonist (ADU-S100). ERYCEV-STINGa is positioned as a new generation of STINGa in the immuno-oncology field.
The competitive landscape is dominated by pharmaceutical companies with free forms of STINGa, including Eisai Co., Ltd; Takeda Pharmaceutical, F-Star Therapeutics, GlaxoSmithKline, Merck & Co, ImmuneSensor Therapeutics. Some biotechnology companies are developing modified forms based on the use of drug delivery systems. These companies are direct competitors and include d'Actym Therapeutics (ACTM-838, attenuated S. Typhimurium bacteria, modified to contain a STINGa), Mersana Therapeutics (XMT-2056, antibody-STINGa-conjugated), Synlogic (SYNB-1891, E.coli Nissle bacteria modified to contain STINGa). Mersana Therapeutics and Actym Therapeutics are expected to launch their phase 1 clinical trials in 2023.
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
Clinical trials
The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP.
On December 13, 2021, the Health Technology Assessment (HTA) Regulation No. 2021/2282 was adopted. It will be applicable from January 2025. The objective of this Regulation is to establish a permanent and viable European cooperation in the common clinical evaluation of new medicinal products (and certain new medical devices). Member States will be able to use common HTA methods, procedures and tools across the European Union. The Regulation will facilitate the exchange of information with health technology developers on their development plans for a given health technology. HTA will enable national health authorities to make informed decisions about pricing or reimbursement of health technologies that remain the national competence of Member States.
Regarding clinical trials, although Directive no. 2001/20/EC on the conduct of clinical trials sought to harmonize the regulatory framework for clinical trials in the European Union, setting out common rules for the monitoring and authorization of clinical trials in the EU, Member States have transposed and applied the provisions of this directive differently, resulting in significant variations in the regimes of different Member States. To improve this system, a new regulation, Regulation 536/2014 on clinical trials on medicinal products for human use and repealing Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. This regulation aims to harmonize and streamline the clinical trial authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing the transparency of clinical trials. It was published on June 16, 2014, but did not go into effect until January 31, 2022.
Rules applicable prior to the entry into force of Regulation (EU) no.536/2014
In the European Union, the Clinical Trials Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which entered into application on January 31, 2022, harmonizes and streamlines clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency in all EU Member States, including France.
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
Main rules applicable after the entry into force of Regulation (EU) no.536/2014:
The Clinical Trials Regulation (EU) No 536/2014 entered into application on January 31, 2022. The Regulation is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increasing their transparency.
In accordance with Article 98 of the Clinical Trials Regulation, a transition period is open until January 31, 2025:
–until January 31, 2023, the application for authorization of clinical trials falls, at the sponsor's choice, under the regime of Directive No. 2001/20/EC or that of Clinical Trials Regulation. In the event of an option for the Directive, the clinical trial in question will continue to be covered by the Directive until 31 January 2025;
–until January 31, 2025, ongoing clinical trials approved under the 2001/20 directive before January 31, 2022 will continue to fall under the Directive; and
–as of January 31, 2025, only the Clinical Trials Regulation will be directly applicable in all EU Member States and all clinical trials will have to fall under its regime.
Under Clinical Trials Regulation, the sponsor may submit its application for a clinical trial authorization to:
–France only, in the case of a trial conducted in France only or in France and one or more non-EU countries. In this case, the evaluation of the file is carried out only by the ANSM and the Committee for the Protection of Persons (CPP) designated by random drawing;
–several Member States, in which case the evaluation of Part I of the dossier is carried out according to a coordinated procedure. In this framework, the sponsor must submit a single application for authorization via the portal associated with the EU database (CTIS), comprising a common scientific part evaluated jointly by all the EU Member States in which the trial will be carried out (with one of the Member States concerned acting as rapporteur Member State) and a national part covering the ethical aspects of the trial, evaluated independently by each Member State.

In France, the scientific review (Part I) is the responsibility of the ANSM and the ethical review (Part II) is the responsibility of the CPP.
The conclusion of the rapporteur Member State with regard to Part I of the assessment report is deemed to be the conclusion of all Member States concerned. However, the Member States concerned may disagree with this conclusion for a number of limited reasons, for example when they consider that participation in the clinical trial would lead to a subject receiving a treatment inferior to that of normal clinical practice on their territory. The Member State concerned may then refuse the clinical trial on its territory.
A "single" decision covering the conclusions of the Part I and Part II evaluations is issued by each of the Member States concerned and is notified to the sponsor on the dedicated European portal. The sponsor of a clinical trial conducted in France, and possibly in other Member States or third countries, notifies the Eudravigilance database without delay and at the latest within the deadlines set by Clinical Trials Regulation, of all relevant information on suspected serious and unexpected adverse reactions (SUSARs) resulting from clinical trials. If the competent bodies concerned consider that the adverse effects outweigh the benefits for the participants, they may require the immediate suspension or early termination of the trial at any time.
For investigational drugs other than placebos, the sponsor submits through CTIS once a year, for the duration of the clinical trial, an Annual Safety Report (ASR) for each investigational drug used in the clinical trial.
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
Responsibility of the sponsor and insurance obligation of the sponsor
The sponsor shall indemnify the subject of the trial in case of damage arising as a consequence of the research, unless he proves that the damage does not result from his fault or the fault of any other person intervening in the trial (Article L.1121-10 PHC). The sponsor must have an insurance covering its civil liability and the liability of any person intervening in the research, for any damage arising from the trial for a minimum of 10 years as of the end of the trial (Article L.1121-10 PHC). In addition, any breach to the provisions concerning clinical trials may lead to significant administrative, criminal and/or reputational penalties.
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
France: Declaration of Financial Interests
“Transparency” or “French Sunshine Act”: The French Public Health Code (PHC) contains certain provisions regarding transparency of fees and rewards received by some healthcare professionals from industries, i.e. companies manufacturing or marketing health products, resulting from an Act No. 2011-2012 of December 29, 2011, amended by an Act No. 2016-41 of 26 January 2016, and corresponding implementing decrees. It results from these provisions (Article L.1453-1 and D. 1453-1 and seq. PHC) that companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France shall publicly disclose (on a specific public website available at: https://www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to 10 euros or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.). These rules apply to manufacturers of health products, regardless of the stage of development of their products and regardless of their nationality and/or the location of their registered office. In the event of non-compliance with any or all of these regulations, in addition to a significant risk to their reputation, the companies and healthcare professionals concerned may be subject to severe criminal sanctions.
“Anti-gift”: The French Public Health Code also contains “anti-gift” provisions setting out a general prohibition of payments and rewards from industries, i.e. for persons providing health services or producing or marketing health products to offer or promise advantages, in cash or in kind, directly or indirectly, in particular to health professionals practicing in France, to students studying for these professions or to associations of these persons, including learned societies and national professional council, with limited exceptions and strictly defines the conditions under which such payments or rewards are lawful. These rules also apply to manufacturers of health products, regardless of the stage of development of their products and regardless of their nationality and/or the location of their registered office. The provisions resulting from an Act No. 2011-2012 were amended by an Order No. 2017-49 of January 19, 2017 ratified by the Law 2019-774 of July 24, 2019 which notably extended their application to a broader range of legal and physical persons - including social media influencers, specified the scope of the operations excluded from the prohibition and those authorized under some conditions, and provided for a new authorization process. The changes of the “anti-gift” rules were aimed to enter into force on a date provided by decree or, at the latest, on July 1, 2018. In the absence of implementing texts to date, the new provisions (Articles L. 1453-3 to L. 1453-14 PHC) entered into force on July 1, 2018. A decree of August 7, 2020 sets out the amounts for which the benefit, depending on the benefit provided, is considered negligible and does not require any declaratory action. A second decree of August 7, 2020 defines the amounts above which the agreement is subject to an authorization regime, with amounts less than or equal to these amounts requiring a simple declaration. The decree also provide with the declaration schedule to the competent authority. In the event of non-compliance with and or all these regulations, in addition to a significant risk to their reputation, the companies and healthcare professionals concerned may face significant criminal sanctions and, in the case of the healthcare professionals concerned, disciplinary sanctions.
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
Data Privacy
The collection and use of personal health data in the EEA is governed by the General Data Protection Regulation ((EU) 2016/679), or GDPR, which became effective May 25, 2018. The GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EU or the monitoring of the behavior of data subjects in the EU. The GDPR enhances data protection obligations for controllers and processors of personal data, including stringent requirements relating the processing justified by law, like the consent of data subjects, expanded information about how personal data is used, requirements to conduct privacy impact assessments for high-risk processing for the rights and liberties of concerned individuals, a principle of limitations on the period of conservation of personal data and data breach notification and privacy by design requirements, and creates direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to countries that do not ensure an adequate level of protection, such as the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million Euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to claim compensation for damages resulting from infringement of the GDPR.
Following the United Kingdom’s withdrawal and the expiration of the transition period, from January 31, 2020, companies doing business in the EU and the U.K. will be obliged to comply with both the GDPR and the U.K. GDPR. On June 28, 2021, the European Commission adopted an adequacy decision permitting flows of personal data between the EU and the U.K. to continue without additional requirements. However, the U.K. adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and remains under review by the European Commission during this period. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the U.K. will be regulated in the long term.
Finally, the processing of health personal data can be subject to additional regulation of EU members, such as France, the Law n°78-17 of January 6, 1978 (Loi Informatique et Libertés) provides for a mechanism for declaring compliance with the repositories adopted y the French data protection authority (CNIL) for certain data health processing.
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
For example, the ACA has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, since January 2017, former President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact ACA.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, will stay in effect until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose implementing drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Historically, products launched in the European Union do not follow price structures similar to those in the United States and generally prices tend to be significantly lower. In the EU some countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021 the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025.
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
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, for example, significant administrative, civil, and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant administrative, civil, and criminal sanctions, including exclusions from government funded healthcare programs.
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
In February 2016, we opened our U.S. office in Cambridge, Massachusetts, for which the lease expired in January 2023. We do not currently have a physical office in the United States. In 2018, we entered into a lease for 3,000 square meters of manufacturing and office space in Princeton, New Jersey, under a lease that expires in June 2029. The Princeton Facility became operational in the fourth quarter of 2019 and had been used to produce GMP-compliant batches since then. Following the opening of the Princeton Facility, we terminated our agreement with the American Red Cross for the use of a manufacturing facility in Philadelphia, Pennsylvania in

January 2020. In April 2022, we entered into the Catalent Purchase Agreement, pursuant to which we sold to Catalent, among other things, certain assets and inventory of materials located at the Princeton Facility.
Item4.A. Unresolved Staff Comments.
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
Overview
We are a biopharmaceutical company focusing on innovative red blood cell-based therapeutics to treat severe forms of cancer and orphan diseases. We have developed ERYCAPS®, a proprietary platform using novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells (“RBCs”). In April 2022, we presented ERYCEVTM, our novel approach to RBC vesiculation, at the 24th European Red Cell Society (ERCS) Congress. We believe that RBC-derived extracellular vesicles, which are formed naturally during senescence and storage of mature RBCs, may potentially be an attractive drug delivery system. Utilizing our ERYCAPS® platform, RBCs can be loaded with active therapeutic compounds, and we believe the vesiculation of such cargo-loaded RBC-derived extracellular vesicles may facilitate the development of novel therapeutic approaches. We are building a research & development strategy leveraging ERYTECH’s platforms and expertise,including drug-delivery with red blood cells (ERYCAPS) or red blood cell-derived vesicles (ERYCEV), formulation expertise and oncology experience to support phage and endolysins therapeutic approaches in anti-infectives fields like AMR and beyond (such as in food, cosmetics and animal health fields), or the development of novel carriers.
Since our inception, we have devoted substantially all of our financial resources to research and development efforts, including conducting preclinical studies and clinical trials of our product candidates, providing general and administrative support for our operations and protecting our intellectual property.
As of December 31, 2022, we had cash and cash equivalents amounted of €38.8 million ($41.5 million). Historically, we have financed our operations and growth through private and public offerings of our equity securities, convertible notes, loans, public assistance programs in support of innovation, such as the conditional advances and subsidies from Bpifrance, a French public investment bank and from research tax credits.
Since our inception in 2004, we have incurred significant operating losses. Our net loss was €73.3 million, €53.8 million and €0.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. We had a consolidated shareholders' equity of €23.5 million as of December 31, 2022, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts in Europe and the United States.
Considering the earlier setback of a failed Phase 3 trial in pancreatic cancer, and a non-conclusive early readout of first patients in a Phase 2 trial in TNBC, we announced in November 2022 our decision to halt further development with GRASPA®, which was until then our lead product candidate, and focus on our most promising preclinical programs.
Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of the date of this Annual Report will be sufficient to fund our operations until mid-2024. Refer to "Item 3.D.1 Risks Related to our Financial Position and Capital Needs" for further details.
Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone payments, if any, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•maintain, expand and protect our intellectual property portfolio;
•continue the research and development of our other product candidates;

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
The consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022 included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on March 22, 2023. Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002 as amended, our statutory consolidated financial statements have also been prepared in accordance with IFRS as adopted by the European Union, or EU.
Financial Operations Overview
Operating Income
To date, we have not generated any revenue from the sale of products. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue. Our operating income consists of other income and the net gain from the disposal of fixed assets related to the sale of the Princeton plant to Catalent.
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
Since our inception, our research and development efforts have been related primarily to our completed and ongoing clinical trials of eryaspase for the treatment of pancreatic cancer, ALL and AML. In June 2018, we ceased the development program for eryaspase in ALL and focused our development efforts on eryaspase for the treatment of selected solid tumors. The resources that became available as a result of this strategic decision were allocated to what we estimate is a significantly larger unmet medical need and market opportunity for the potential treatment of solid tumors, including pancreatic cancer and TNBC. In November 2022 we decided to cease all Eryaspase developments (GRASPA®).
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
Income tax
In the previous years we did not recognize current tax expense. Following the sales of the Princeton facility by our US subsidiary in April 2022 and the recognition of a net gain of €24.4 million, we performed a tax analysis to determine the extent of prior year federal and state tax losses which could be carried forward to offset the current year gain. As a result of this analysis, the company recorded an income tax expense of €0.5 million for the year ended December 31, 2022. Deferred tax assets resulting from temporary differences or tax losses carried forward are limited to the deferred tax liabilities with the same maturity, except where their allocation on future taxable income is probable.
5.A.Operating Results
5.A.1.Operating Income
We generated operating income of €3,718 thousand in 2020, €4,180 thousand in 2021 and €30,998 thousand in 2022. The components of our operating income are set forth in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2020	2021	2022
Research Tax Credit	3,430	3,669	1,486
Subsidies	42	383	4,968
Revenues from licenses or other contracts	246	128	194
Net gain on disposal of tangible assets			24,351
Operating income	3,718	4,180	30,998
The Research tax credit (CIR) recognized for each of the years 2020 and 2021 ended were received in cash in 2021 and 2022, respectively. We expect to receive the CIR recognized for the 2022 year in 2023.
In 2022 the net sale of Princeton manufacturing plant was recorded in net gain on disposal of tangible assets. BPI conditional advance extinguishment in 2022 is recorded in subsidy for €4,895 thousand.
The reduction of the research tax credit in 2022 is mainly linked to the end of the clinical trial TRYbeCA1.
Research and Development Expenses
Our research and development expenses amounted to €57,580 thousand in 2020, €45,100 thousand in 2021 (a decrease of 22% compared to 2020) and €19,907 thousand in 2022 (a decrease of 56% compared to 2021).
We have always focused our research and development expenses on the development of eryaspase for the treatment of pancreatic cancer, ALL and AML. In June 2018, the Company decided to focus its development efforts on eryaspase for the treatment of certain solid tumors (including pancreatic cancer). Final results from the TRYbeCA-1 trial were announced by the Company in October 2021. The trial did not meet its primary endpoint of overall survival. In 2022 the Company stopped its BLA application with the FDA on the ALL indication, shortly afterwards the Graspa® product development was also discontinued.
Our research and development expenses are broken down in the table below.

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2020	2021	2022	2022/2021	2021/2022
ERYASPASE	28,469	17,486	1,143	(39%)	(93%)
ERYMETHIONASE	41	30	0	(26%)	(100%)
IMMUNOTHERAPIES	2	0		(100%)	0%
ENZYME THERAPIES	0	(1)		0%	(100%)
Direct research and development expenses	28,512	17,515	1,144	(39%)	(93%)
Consumables	3,695	3,094	332	(16%)	(89%)
IT Costs and maintenance	1,275	1,473	993	16%	(33%)
Services, subcontracting and consulting fees	4,179	2,467	1,398	(41%)	(43%)
Personnel expenses (1)	15,629	15,594	11,459	0%	(27%)
Depreciation and amortization expense	4,232	4,883	3,992	15%	(18%)
Other	58	74	588	28%	695%
Indirect research and development expenses	29,068	27,585	18,763	(5%)	(32%)
Research and development expenses (2)	57,580	45,100	19,907	(22%)	(56%)
(1)Includes €531 thousand, €680 thousand and €(44) thousand related to share-based compensation expense for 2020, 2021 and 2022, respectively.
(2)€53,734 thousand, €41,914 thousand and €16,893 thousand of this amount are related to clinical trials for 2020, 2021 and 2022, respectively.
The change in research and development expenses for periods presented is mainly due to:
•A decrease in costs related to eryaspase of €10,983 thousand in 2021 and a decrease of €16,343 thousand in 2022 mostly because of the completion of our TRYbeCA-1 trial.
▪In 2021 compared to 2020, patient cost decreased by €6,601 thousand and CRO cost decreased €4,452 thousand.

▪In 2022 compared to 2021, TRYbeCA-1 patient cost decreased by €5,263 thousand, CRO cost decreased €5,914 thousand, Graspa consumables and other production cost decreased by €1,548 thousand, other clinical vendors decreased by €1,778 thousand.
▪In 2022 compared to 2021, TRYbeCA-2 cost decreased by €926 thousand (including €573 thousand for patient cost) and NOPHO clinical study cost decreased by €341 thousand.
•A decrease in consumable of €2,761 thousand in 2022, because no additional purchase of Eryaspase were made (in 2021 Eryaspase purchase to Medac amounted to €2,884 thousand).
•Personnel expenses are stable in 2021 compared to 2020. Personnel expenses decrease significantly of €4,135 thousand in 2022 with the transfer to Catalent end April 2022 of Princeton manufacturing facility employee and the restructuring plan in Lyon in the fourth semester 2022. The average number of full-time employees allocated to our research and development workforce was 166 in 2020, 152 in 2021 and 93 in 2022.
•An increase in depreciation and amortization expenses of €651 thousand in 2021 mainly related to the recognition of an impairment expense of €560 thousand in 2021 on a production process (Troy project) recognized in intangible asset.
•A decrease in depreciation and amortization expenses of € 891 thousand in 2022, mainly related to:
◦the decrease of depreciation of Princeton Manufacturing facility for €1,955 thousand (following the sale to Catalent in April 2022).
◦an impairment charge of €1.7 million in 2022 for the facilities, fixtures, equipment and rights of use of the Adenine production unit in France (refer to notes 4.1.3 and 4.2) compared to €560 thousand in 2021 (Troy project).

General and Administrative Expenses
Our general and administrative expenses amounted to €14,970 thousand in 2020, €15,595 thousand in 2021 (an increase of 4% compared to 2020) and €13,887 thousand in 2022 (a decrease by 11% compared to 2021).
Our general and administrative expenses are broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,			% CHANGE
	2020	2021	2022	2020/2021	2021/2022
Consumables	224	226	93	1%	(59%)
IT Costs and maintenance	1,070	1,129	1,048	6%	(7%)
Services, subcontracting, and consulting fees	5,962	6,684	6,477	12%	(3%)
Personnel expenses (1)	6,573	6,174	5,013	(6%)	(19%)
Depreciation and amortization expense	686	494	627	(28%)	27%
Other (2)	455	888	630	95%	(29%)
General and administrative expenses	14,970	15,595	13,887	4%	(11%)
(1)Includes €532 thousand, €561 thousand and €442 thousand related to share-based compensation expense for 2020, 2021 and 2022, respectively.
(2)Includes €159 thousand, €82 thousand and €49 thousand related to share-based compensation expense (warrants allocated to directors and to the chairman of the board) for 2020, 2021 and 2022, respectively.

The increase in 2021 in G&A cost is related mostly to the increase of D&O insurance premium by €1,344 thousand.
The decrease of €1,708 thousand in 2022 G&A cost is mainly due to personnel expenses decrease for €1,160 thousand.
Our general and administrative expenses are mainly composed of:
•Services, subcontracting and consulting fees amounting to €5,962 thousand in 2020, €6,684 thousand in 2021 and €6,477 thousand in 2022. ; and
•Personnel expenses amounting to €6,573 thousand in 2020, €6,174 thousand in 2021 and €5,013 thousand in 2022. The average number of full-time employees allocated to our general and administrative workforce was 41 in 2020, 42 in 2021 and 26 in 2022.
5.A.2Financial Income (Loss)
Our financial income (loss) amounted to €4,465 thousand in 2020, €2,720 thousand in 2021 and €3,089 thousand in 2022. It is broken down as follows:

(in thousands of €)	FOR THE YEAR ENDED DECEMBER 31,
	2020	2021	2022
Financial income	889	5,422	4,453
Financial expenses	(5,354)	(2,702)	(1,364)
Financial income (loss)	(4,465)	2,720	3,089
Our financial income related mainly to:
•Net Foreign currency gains and (losses) of €(3,028) thousand in 2020, €3,570 thousand in 2021 and €2,891 thousand in 2022. The variations over the periods presented are due to the fluctuation of the Euro/USD conversion rate which was at the end of 2022 at 1.0666 with a significant decrease compared to the end of 2021 (at 1.1326) , and another significant decrease compared to the end of 2020 (at 1.2271).
•A net financial expense of €390 thousand in 2021 in connection with recognition of the convertible notes agreement signed with European High Growth Opportunities Securitization Fund in accordance with IFRS 9. A net financial expense of €45 thousand in 2022 for the research tax credit financing.

5.A.3.Income Tax
The Income tax in 2022 of €0.5 million represents the federal and state income tax following the capital gain on the sale of the Princeton manufacturing facility. The Princeton sale capital gain was partially offset by net operating losses carried forward up to €11.9 million / $12.6 million (after section 382 study limitation calculation) and by research tax credit utilization.

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
Registered Direct Offering
In April 2021 the Group carried out a capital increase, with cancellation of preferential subscription rights, by means of an offer reserved for certain categories of persons, for a gross amount of €24,868,971.30, through the issuance of 4,137,932 new ordinary shares, with a nominal value of ten cents (€0.10), with attached warrants, each to subscribe one ordinary shares in the Company at a unit price of 6.01 euros.
In December 2021 the Group carried out a capital increase, with cancellation of preferential subscription rights, by means of an offer reserved for certain categories of persons, for a gross amount of €6,957,256.32, through the issuance of 3,078,432 new ordinary shares, with a nominal value of ten cents (€0.10), with attached warrants, each to subscribe one ordinary shares in the Company at a unit price of 2.26 euros.
Non-refundable grants and conditional advances
Since our inception, we have received non-refundable subsidies from Bpifrance in the amount of €2.7 million in connection with our preclinical research programs.
We have also received €4.9 million in three conditional advances from Bpifrance related to TEDAC research program.
The TEDAC research program, which is funded by non-refundable subsidies and conditional advances from Bpifrance, was funded according to a specified schedule set forth in the contract, subject to completion of milestones. The final research report was provided to BPI in 2021. Subsidies and conditional advance were received with the last milestone in 2021, for a cumulated amount of €7.0 million.

The conditional advance reimbursement in cash is initiated upon achieving cumulative sales of €10 millions of Graspa solid tumor product. Following the unsuccessful completion of Trybeca-1 and Trybeca-2 trial those sales will not happen. As a consequence in 2022 the extinguishment of the conditional advance has been recorded in subsidy income.
Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The cumulative amount of research tax credit recognized for the years ended December 31, 2020, 2021 and 2022 was €8.6 million, of which €7.1 million are received as of today. The €3.7 million research tax credit (CIR) receivable outstanding at December 31, 2021 corresponds to the CIR for the year 2021 and was pre-financed by a bank in March 2022. The financing agreement was reimbursed in October 2022. The €1.5 million research tax credit (CIR) receivable outstanding at December 31, 2022 corresponds to the CIR for the year 2022.
Loans
•Convertible notes agreement ("OCABSA")
Refer to "Item 10.C. Material Contracts" for further information regarding our material contracts.
•Bank loans
In November 2020, we received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE in France), with Bpifrance and Société Générale in the context of the COVID-19 pandemic. The loans bear interest at fixed rates of 1.67% and 0.25% per annum respectively, with an initial term of one year, extended to 6 years, with the first installment due in 2023. The French government guarantee 90% of the amount due. The Proposed Merger could trigger a request from BPI of early repayment.
5.B.2.Cash Flows
The table below summarizes our sources and uses of cash for the years ended December 31, 2020, 2021 and 2022.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2020	2021	2022
Net cash flows used in operating activities	(51,720)	(56,770)	(31,764)
Net cash flows used in investing activities	(1,475)	(345)	38,127
Net cash flows from (used in) financing activities	25,449	44,712	(1,768)
Exchange rate effect on cash in foreign currency	(981)	1,656	495
Net increase (decrease) in cash and cash equivalents	(28,727)	(10,747)	5,090
Cash flows used in operating activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2020	2021	2022
Operating cash flow before change in working capital	(62,522)	(49,615)	(23,663)
Change in working capital	10,802	(7,153)	(8,098)
Net cash flow used in operating activities	(51,720)	(56,770)	(31,764)
Our net cash flows used in operating activities were €51,720 thousand, €56,770 thousand and €31,764 thousand for the years ended December 31, 2020, 2021 and 2022. The operating cash flow before change in working capital decreased since 2020 mainly due to the reduction of R&D costs. In 2020 the increase of working capital is related to the increase in hospital costs (associated accruals), for which there is a significant time difference between the provision of the services and the actual invoicing from the hospitals. In 2021 and 2022, the decrease of working capital is mainly related to the decrease of accruals for hospital costs as invoices are received and paid.

Cash flows used in investing activities
We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2020	2021	2022
Acquisition of property, plant and equipment, net of disposal	(1,139)	(298)	(85)
Disposal of property, plant and equipment	83	0	37,630
Acquisition of intangible assets	(2)	0	0
Increase in non-current & current financial assets, net of decrease	(417)	(46)	581
Net cash flow used in investing activities	(1,475)	(345)	38,127
Our net cash flows used in investing activities were €1,475 thousand and €345 thousand and in the years ended December 31, 2020 and 2021, respectively.
The largest portion of our capital expenditures are related to the payment of the leasehold improvements of our manufacturing facility in Princeton, New Jersey, United States (€0.8 million in 2020).
Our net cash flow from investing activities were €38,127 thousand in 2022, as a result of the sale of our Princeton facility to Catalent in April 2022 (see line disposal of property, plant and equipment in the above table).

Cash flows from (used in) financing activities

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands of €)	2020	2021	2022
Capital increases, net of transaction costs	118	34,631	—
Proceeds from borrowings	27,134	12,157	3,081
Repayments from borrowings	(62)	—	(3,081)
Repayment of lease liability, net of allowance received	(1,428)	(1,702)	(1,545)
Interests received (paid)	(326)	(374)	(223)
Other	12	—	—
Net cash flow from (used in) financing activities	25,449	44,712	(1,768)
Our net cash flows from financing activities were €25,449 thousand in 2020 and €44,712 thousand in 2021 .
In 2021, capital increases net of transaction costs were made of: the ATM offering for 6.4 million euros in February 2021, and two Registered Direct Offerings in April and December for respectively 22.4 million euros and 5.8 million euros.
In 2021, proceeds from borrowing were primarily the result of four tranches of convertible notes for a total amount of €12 million, net of issuance costs (€577 thousand) and a conditional advance within the scope of TEDAC project for a total amount of €734 thousand.
In 2020, proceeds from borrowing were primarily the result of the issuance of five tranches of convertible notes, in a total amount of €15.0 million (refer to section Item 10, section C. Material Contracts) and the collection of two loans in the form of State-Guaranteed Loan for €10.0 million.
Our net cash flows used in financing activities in 2022 was €(1,768) thousand. The proceeds and repayments of borrowings was related to the loan secured by the 2021 research tax credit receivable (see above).
5.B.3.Operating Capital Requirements
As of December 31, 2022, the Company had cash and cash equivalents of 38.8 million euros. The Company believes that the cash and cash equivalents available will enable it to finance its activities until mid 2024.
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
5.F.Material Cash Requirements from known contractual and other obligations
The following table discloses aggregate information about our material contractual obligations and the periods in which payments were due as of December 31, 2022. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

(in thousands of €)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Convertible notes	—	—	—	—	—
Conditional advances	—	—	—	—	—
Bank loans	2,565	3,524	3,984	—	10,073
Other financial liabilities	—	40	—	—	40
Lease liabilities	775	1,048	920	712	3,455
Trade and fixed assets payables	1,562	—	—	—	1,562
Total	4,902	4,612	4,904	712	15,130
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
Bank loans include a BPI loan, the Proposed Merger could trigger a request from BPI of early repayment (see note 4.8.3 of the consolidated financial statements).
5.G. Safe Harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item6.Directors, Senior Management and Employees.
6.A.Directors and Senior Management.
The following table sets forth information concerning our executive officers and directors as of the date of this Annual Report.

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	61	Chief Executive Officer and Director
Eric Soyer	56	Deputy General Manager, Chief Financial Officer and Chief Operating Officer
Iman El-Hariry, M.D., Ph.D. (1)	62	Chief Medical Officer
Jérôme Bailly, Pharm.D.	44	Deputy General Manager, Operations Chief Quality Officer and Qualified Person
Anne-Cécile Fumey	48	Human Resources Director
Karine Charton Ph.D.	40	Director Innovation & Valorization
Non-Employee Directors
Jean-Paul Kress, M.D. (3)	57	Chairman of the Board
Sven Andréasson (2)(3)	70	Director
Philippe Archinard, Ph.D. (2)(3)(4)	63	Director
Luc Dochez, Pharm.D. (4)	48	Director
Martine Ortin George, M.D. (4)	74	Director
Melanie Rolli, M.D.(4)	50	Director
Hilde Windels (2)(5)	57	Director
(1)Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.
(2)Member of the audit committee.
(3)Member of the remunerations and appointment committee.
(4)Member of the clinical strategy committee.
(5)As representative of Hilde Windels BV, the legal entity that holds this board seat.
Upon completion of the Proposed Merger, it is contemplated that Mr. Thibaut du Fayet, currently Chief Executive Officer of Pherecydes, will become Chief Executive Officer of Erytech, while Mr. Eric Soyer will remain Chief Operating Officer and Chief Financial Officer of Erytech.
Following the completion of the Proposed Merger, Mr. Jean-Paul Kress, Chairman of Erytech, will resign from his position and Mr. Didier Hoch, Chairman of Pherecydes, will become Chairman of the board of directors of Erytech, while Mr. Gil Beyen will become Vice-Chairman of the board of directors (and will remain Executive Chairman of Erytech Pharma, Inc.). It is also expected that the Erytech Board of Directors will be composed of an equal number of directors from the current Erytech and Pherecydes Boards.
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
Karine Charton joined our Company in September 2017, leading early-stage business development. She was appointed Director Innovation and Valorization in 2022. In this role, she is leading our preclinical research and development team and external innovation efforts. Prior to joining the Company, Mrs.Charton was a researcher in charge of R&D programs in the non-profit company Généthon, dedicated to developing gene therapies for rare diseases, where she developed deep experience in innovative product development in the gene therapy space. She then moved to the Scientific Direction of AFM-Téléthon to support detection, valorization and follow-up of projects to be funded in the field of rare diseases.
Non-Employee Directors
Jean-Paul Kress, M.D. has served as Chairman of our board of directors since June 2019. Dr. Kress has served as the Chief Executive Officer of MorphoSys AG since September 2019. He previously served as President and Chief Executive Officer of Syntimmune Inc. (Cambridge, United States) from January 2018 until November 2018. Prior to joining Syntimmune, Dr. Kress served as Executive Vice President of International and Head of Global Therapeutic Operations at Biogen Inc from June 2017 to January 2018. He previously served as a member of the board of directors of Sarepta Therapeutics, Inc. from September 2015 to June 2017 and as a member of the board of directors of Quantum Genomics S.A.S. from June 2018 to June 2019. From September 2015 to June 2017, Dr. Kress served as Senior Vice President, Head of North America at Sanofi Genzyme. From July 2011 to September 2015, Dr. Kress served as President and Chief Executive Officer of Sanofi Pasteur MSD, one of the leading European vaccine companies. Prior to then, Dr. Kress worked at Gilead, Abbvie and Eli Lilly in senior commercial and business development roles in the United States and in Europe. Dr. Kress holds an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in pharmacology and immunology from École Normale Supérieure in Paris.
Sven Andréasson has served as a member of our board of directors since 2013 (as representative of Galenos SPRL, the legal entity that held this board seat, and as a natural person since January 2022). Mr. Andréasson currently serves as a member of the Board of directors and the compensation committee of Mendus AB. Mr. Andréasson has also served as Senior Vice President, Corporate Development for Novavax, Inc. (United States), a pharmaceutical company, since June 2014. From 2012 to 2013, he served as Chief Executive Officer of Isconova AB (Uppsala, Sweden), a leading international vaccine adjuvant company acquired by Novavax in 2013, currently operating as Novavax AB. Prior to his role at Novavax AB, he served as Chief Executive Officer of Beta-Cell N.V. (Brussels, Belgium) from 2008 to 2012 and as Chief Executive Officer of Active Biotech AB (Lund, Sweden) from 1999 to 2008. Mr. Andréasson spent a number of years in roles at Pharmacia Corporation (merged with Pfizer Inc.), including President of Pharmacia SA, France, President of KabiPharmacia International and President of Pharmacia Arzneimittel GmbH. He has extensive experience in international biotechnology companies and in the pharmaceutical industry. Mr. Andréasson received his Bachelor of Science and Business Administration and Finance from Stockholm School of Economics and Business Administration (Sweden).
Philippe Archinard, Ph.D. has served as a member of our board of directors since 2013 and was previously a member of our supervisory board from 2007 to 2013. Dr. Archinard was appointed Executive Vice-President, Technological Innovation and Scientific Partnerships at Institut Mérieux since January 1, 2021. Dr. Archinard was Chairman and Chief Executive Officer of Transgene from 2004 until December 2020, after 15 years with bioMérieux, a global biotech company, in various roles including the management of its US subsidiary. Prior to joining Transgene, he served as chief executive officer of Innogenetics N.V., from 2000 to 2004. Dr. Archinard has also served as a member of the board of directors of NH Theraguix. He has served as a member of

bioMérieux’s board of directors since 2005 and continues to serve as a member of the board of directors of Transgene since his appointment in 2004. Dr. Archinard is a chemical engineer, holds a Ph.D. in biochemistry from the University of Lyon (France), and completed by Harvard Business School’s Program for Management Development (PMD).
Luc Dochez, Pharm.D. has served as a member of our board of directors since 2015. Mr. Dochez is currently Chairman at Vico International BV, and Montis Biosciences BV, and Executive Chairman and at Primix Bioventures BV / Primix Invest. He is also a managing partner at DROIA N.V., a position he has held since October 2018. Prior to then, he served as Chief Executive Officer of Tusk Therapeutics Ltd., a private company focused on developing novel immuno-oncology products, from March 2015 until its acquisition by Roche in September 2018. Mr. Dochez has over 15 years of experience in the biotechnology industry. He served as the Chief Business Officer and Senior Vice President of Business Development of Prosensa Holding N.V., a biotechnology company, from November 2008 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. Before joining Prosensa, he served as Vice President of Business Development at TiGenix, Director Business Development at Methexis Genomics, and a consultant at Arthur D. Little. Mr. Dochez was a board member of Pharvaris BV, a Dutch company focused on rare diseases, as well as Bioncotech Therapeutics SL, a Spanish oncology company. Mr. Dochez holds a Pharm.D. degree and a postgraduate degree in business economics from the University of Leuven (Belgium) and an M.B.A. degree from Vlerick Management School (Belgium).
Martine Ortin George, M.D. has served as a member of our board of directors since 2014. She has extensive experience in the United States in clinical research, medical affairs and regulatory issues, acquired in small and large companies specialized in oncology. She currently serves as principal and senior executive consultant-life sciences for Global Development Inc. Dr. George previously served as a member of the board of directors of Maat Pharma from December 2021 until June 2022. Dr. George held the position of Vice President in charge of Global Medical Affairs for Oncology at Pfizer Inc., New York from 2010 to 2015. Previously, Dr. George held the positions of Senior Vice President and Chief Medical Officer at GPC Biotech, Princeton and Senior Vice President, Head of the Oncology Department at Johnson & Johnson, New Jersey. She is a qualified gynecologist and oncologist, trained in France and in Montreal. Dr. George began her career as Chief of Service at the Institut Gustave Roussy (France), was a visiting professor at the Memorial Sloan Kettering Cancer Center, New York, and then held positions of increasing responsibility at Lederle Laboratories (a predecessor company to Pfizer Inc.), Sandoz (now a division of Novartis AG) and Rhône-Poulenc Rorer (today part of Sanofi).
Melanie Rolli, M.D. was appointed to our board of directors effective March 12, 2020. Dr. Rolli currently serves as the Chief Executive Officer of Helsinn SA, a biopharma company with a strong focus in oncology and rare diseases, after serving as Chief Operating Officer of Helsinn SA from June 2022 until January 2023. Previously, Dr. Rolli was Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechnology company dedicated to drug development of targeted therapies in various oncological and dermatological indications, a position she held from May 2019 until June 2022. She joined PIQUR in 2017 as Chief Medical Officer and took on additional responsibilities as Chief Operating Officer in 2018. Prior to joining PIQUR, Dr. Rolli was at Novartis Pharmaceuticals AG from 2003 to 2017, where she held positions of increasing responsibility across the drug development, safety, and medical affairs functions. Prior to joining Novartis, she worked as a post-doctoral cancer research physician at SCRIPPS Research Institute for Molecular and Experimental Medicine in La Jolla, California, and as a clinical researcher in Germany. Dr. Rolli graduated from the University of Heidelberg (Germany) with a doctorate in medicine and pharmacology.
Hilde Windels (acting as legal representative of Hilde Windels BV) has served as a member of our board of directors since 2014 and has served as the representative of Hilde Windels BV, the legal entity that holds this seat, since 2017. She has over 20 years of experience in corporate finance, capital markets and strategic initiatives. Ms. Windels currently serves as a member of the board of directors of of MDx Health NV, Celyad SA, GIMV NV and private company Microphyt SA. She held the position of Chief Executive Officer of Antelope Dx BV until 2021. Prior to her role at Antelope Dx BV, she was Chief Executive Officer of Mycartis NV, a private immune diagnostics company in Belgium and a spin-out of Biocartis Group NV. Ms. Windels initially joined Biocartis in August 2011 as its Chief Financial Officer, a position she held until 2015 when she was appointed co-Chief Executive Officer, a position she held until 2017. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. Ms. Windels holds a Masters in Economics from the University of Leuven (Belgium).
Diversity of the Board of Directors
Board Diversity Matrix (As of December 31, 2022)

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
6.B.Compensation.
The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors was €2.8 million for the year ended December 31, 2022. The fair value of share-based compensation granted to our executive officers and director during the year ended December 31, 2022 amounted to €1.3 million. The total amount set aside or accrued to provide pension, retirement or similar benefits for our executive officers was €275 thousand for the year ended December 31, 2022. We did not set aside any similar pension or retirement benefits for the benefit of our directors.
Director Compensation
At our combined general meetings of shareholders held on June 26, 2020, June 25, 2021 and June 24, 2022, shareholders set the total annual amount of the remuneration to be distributed among non-employee directors at €425 thousand for 2020, 2021 and 2022. The following table sets forth information regarding the compensation allocated to our non-employee directors for service on our board of directors during the year ended December 31, 2022. Gil Beyen, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director.

NAME	FEES	WARRANTS (1)	TOTAL
Jean Paul Kress	€79,500	€—	€79,500
Philippe Archinard	€66,000	€—	€66,000
Luc Dochez	€43,500	€—	€43,500
Sven Andreasson	€51,000	€—	€51,000
Martine Ortin George	€51,000	€—	€51,000
Hilde Windels BV	€51,000	€—	€51,000
Melanie Rolli	€43,500	€—	€43,500
(1)As required by SEC rules governing disclosures in this Annual Report, our equity grants (e.g., options, warrants or free shares) are required to be disclosed at their fair value on the date of grant and do not have any intrinsic value to their recipients if the strike price of the warrants is higher than the underlying share price.
Executive Committee Compensation
Our executive committee currently consists of (i) our Chief Executive Officer, (ii) our Chief Financial Officer, Chief Operating Officer and Deputy General Manager, (iii) our Chief Medical Officer (iv) our Vice President and Director of Pharmaceutical Operations and Qualified Person (v) our Human Resources Director and (vi) our Director Innovation & Valorization. The executive committee discusses and consults with the board and advises the board on our day-to-day management. The following table sets forth information regarding compensation allocated during the year ended December 31, 2022 to:
•Gil Beyen, our Chief Executive Officer;
•Eric Soyer, our Chief Financial Officer, Chief Operating Officer and Deputy General Manager; and
•Jérôme Bailly, our Chief Quality Officer, Deputy General Manager and Qualified Person

NAME AND PRINCIPAL POSITION	SALARY (2)		BONUS		EXCEPTIONAL BONUS		EQUITY AWARDS	ALL OTHER COMPENSATION		TOTAL
Gil Beyen Chief Executive Officer	€434,241	(1)	€130,263	(3)(6)				€7,923	(4)	€572,427
Jérôme Bailly Chief Quality Officer, Deputy General Manager and Qualified Person	€170,004		€35,700	(3)	€29,751	(8)		€12,455	(5)	€247,910
Eric Soyer Deputy General Manager, Chief Financial Officer and Chief Operating Officer	€259,996		€54,600		€45,499	(8)		€19,628	(7)	€379,723
All other executive committee members	€982,423		€151,284		€120,215			€15,326		€1,149,033
(1)Of which $341,296 ($323,841) are allocated by our U.S. subsidiary, Erytech Pharma Inc., for Mr. Beyen’s position as President of Erytech Pharma Inc.
(2)Reflects gross remuneration before taxes.
(3)Reflects compensation received for achievement of strategic goals related to (i) the successful development of eryaspase in the second-line pancreatic cancer indication, (ii) extension of the development plans of other ongoing clinical trials in oncological indications and (iii) securing additional financing.
(4)Reflects benefits in kind related to vehicle rentals.
(5)Reflects (i) €3,834 for benefits in kind related to vehicle rentals and (ii) €8,621 for retirement benefits.
(6)Subject to approval of our shareholders at the next Annual General Meeting of Shareholders.
(7)Reflects (i) €5,797 for benefits in kind related to vehicle rentals and (ii) €13,831 for retirement benefits.
(8)Reflects the exceptional bonus received for the sale of the Princeton plant to Catalent in April 2022.
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
As of December 31, 2022, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 1,804,768 ordinary shares at a weighted average exercise price of €6,51 ($6,96) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 583,721 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).
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
vested in 2015 and two-thirds were
vested in 2016; for other employees,
immediately upon each grant except for
6,500 BSPCE2014 which could not be
	exercised before July 1, 2017	From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of December 31, 2022	15,000	184,190
Total number of BSPCEs granted but not exercised as of December 31, 2022	16,910	—
Total number of shares available for subscription as of December 31, 2022	169,100	—
Maximum number of new shares that can be issued	169,100	—
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
As of December 31, 2022, we have issued eight types of share warrants as follows:

Plan title	BSA 2021	BSA 2020	BSA 2019	BSA 2018
Meeting date	June 25, 2021	June 26, 2020	June 21, 2019	June 28, 2018
Dates of allocation	July 27, 2021	July 28, 2020	October 9, 2019	April 12, 2019
Total number of BSAs authorized	100,000	100,000	200,000	50,000
Total number of BSAs granted	75,250	15,000	75,000	25,998
Start date for the exercise of the BSAs	July 27, 2023	July 28, 2022	October 9, 2021	One third as from 12 April 2020, one third as from 12 April 2021 and one third as from 12 April 2022

BSA expiry date	July 27, 2024	15,000 BSA2020 have been declared lapsed on 4 November 2020 by the Board of Directors	75,000 BSA2019 have been declared lapsed on 31 October 2022 by the Board of Directors	25,998 BSA2018 have been declared lapsed on October 9, 2019 by the Board of Directors
BSA exercise price per share	€3.82	€6.97	€3.71	€6.82
Number of shares subscribed as of December 31, 2022	0	0	0	0
Total number of BSAs granted but not exercised as of December 31, 2022	13,500	0	0	0
Total number of shares available for subscription as of December 31, 2022	0	0	0	0
Maximum number of new shares that can be issued	13,500	0	0	0
BSA Expired (caducity)	61,750	15,000	75,000	25,998

Plan title	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	June 27, 2017 January 7, 2018	October 3, 2016 January 8, 2017	December 4, 2014 June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015 August 31, 2015
Total number of BSAs authorized	100,000	60,000	3,000(1)	11,263
Total number of BSAs granted	95,500	60,000	3,000	10,760
Start date for the exercise of the BSAs	All BSA2017 are exercisable since 7 January 2021	All BSA2016 are exercisable since 8 January 2020	One-third vested in 2015 and two-thirds vested in 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	(3)	October 3, 2021 January 8, 2022	January 22, 2024	May 20, 2020
BSA exercise price per share	(4)	(2)	€12.25	€7.36
Number of shares subscribed as of December 31, 2022	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of December 31, 2022	33,750	0	2,900	0
Total number of shares available for subscription as of December 31, 2022	33,750	0	29,000	0
Maximum number of new shares that can be issued	33,750	0	29,000	0
BSA Expired (caducity)	61 750(5)	60,000	0	4,018
(1)Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
(2)€18.52 for the 45,000 BSA granted on October 3, 2016. €13.60 for the 15,000 BSA granted on January 8, 2017.
(3)June 27, 2022 for the 55,000 BSA granted on June 27, 2017, January 7, 2023 for the 40,500 BSA granted on January 7, 2018.
(4)€26.47 for the 55,000 BSA granted on June 27, 2017. €18.00 for the 40,500 BSA granted on January 7, 2018.
(5)33 750 BSA 2017 were declared lapsed by the Board of Directors on 15 February 2023 following their expiration.
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

As of December 31, 2022, the following free shares have been granted:

Date of grant	Denomination of the free shares	Competent body that granted the AGA	Beneficiaries	Number of AGA granted	Number of shares that can be subscribed as of December 31, 2022
	AGA 2016 (under the 2016 Free Share Plan)
October 3, 2016	AGA2016-03102016	Board of Directors	Executive Officers	59,001	—
October 3, 2016	AGA2016-03102016	Chief Executive Officer	Employees	52,260	—
January 8, 2017	AGA2016-08012017	Board of Directors	Executive Officers	15,000	—
June 27, 2017	AGA2016-27062017	Chief Executive Officer	Employees	8,652	—
October 3, 2017	AGA2016-03102017	Chief Executive Officer	Employees	16,650	—
January 7, 2018	AGA2016-07012018	Board of Directors	Executive Officers	40,500	—
	AGA 2017 (under the 2017 Free Share Plan)
June 27, 2017	AGA2017-27062017	Board of Directors	Executive Officers	45,000	—
June 27, 2017	AGA2017-27062017	Chief Executive Officer	Employees	29,475	—
January 7, 2018	AGA2017-07012018	Board of Directors	Executive Officers	27,000	—
January 7, 2018	AGA2017-07012018	Chief Executive Officer	Employees	86,940	—
	AGA 2018 (under the 2018 Free Share Plan)
January 6, 2019	AGA2018-06012019	Chief Executive Officer	Employees	36,150	—
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Executive Officers	36,000	—
April 12, 2019	AGA2018-12042019	Chief Executive Officer	Employees	58,200	—
	AGA 2019 (under the 2019 Free Share Plan)
October 9, 2019	AGA2019-09102019	Board of Directors	Executive Officers	149,999	109,623
October 9, 2019	AGA2019-09102019	Board of Directors	Employees	150,942	42,485
February 25, 2020	AGA2019-25022020	Chief Executive Officer	Employees	50,037	22,202(1)
	AGA 2020 (under the 2020 Free Share Plan)
July 28, 2020	AGA2020-28072020	Board of Directors	Executive Officers	125,938	125,938(2)
July 28, 2020	AGA2020-28072020	Board of Directors	Employees	124,074	33,908
June 4, 2021	AGA2020-04062021	Chief Executive Officer	Executive Officers	13,333	13,333(3)
June 4, 2021	AGA2020-04062021	Chief Executive Officer	Employees	37,498	9,833
	AGA 2021 (under the 2021 Free Share Plan)
July 27, 2021	AGA2021-27072021	Board of Directors	Executive Officers	126,000	126,000(4)
July 27, 2021	AGA2021-27072021	Board of Directors	Employees	105,000	32,400
December 16, 2021	AGA2021-16122021	Chief Executive Officer	Employees	40,664	15,332
December 16, 2021	AGA2021-16122021	Chief Executive Officer	Executive Officers	52,667	52,667(5)
Some free shares have lapsed following the departure of certain employees.
(1) On 27 February 2023, the Chief Executive Officer acknowledged that 13,721 free shares have lapsed following the departure of certain employees.
(2) On 27 February 2023, the Chief Executive Officer acknowledged that 5,000 free shares have lapsed following the departure of certain employees.
(3) On 27 February 2023, the Chief Executive Officer acknowledged that 5,000 free shares have lapsed following the departure of certain employees.
(4) On 27 February 2023, the Chief Executive Officer acknowledged that 22,500 free shares have lapsed following the departure of certain employees.
(5) On 27 February 2023, the Chief Executive Officer acknowledged that 10,000 free shares have lapsed following the departure of certain employees.
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
As of December 31, 2022, the following options have been granted:

Date of grant	Denomination of the SOP	Competent body that granted the SOP	Beneficiaries	Number of SOP granted	Exercise Price	Number of shares that can be subscribed as of December 31, 2022
SOP 2016 (under the 2016 Stock Option Plan)
October 3, 2016	SOP2016-03102016	Board of Directors	Executive Officers	21,999	€18.52	21,999
October 3, 2016	SOP2016-03102016	Chief Executive Officer	Employees	22,500	€18.52	3,000
January 8, 2017	SOP2016-08012017	Chief Executive Officer	Employees	3,000	€15.65	—
June 27, 2017	SOP2016-27062017	Chief Executive Officer	Employees	18,000	€26.47	9,000
October 3, 2017	SOP2016-03102017	Chief Executive Officer	Employees	30,000	€23.59	—
SOP 2017 (under the 2017 Stock Option Plan)
June 27, 2017	SOP2017-27062017	Board of Directors	Executive Officers	12,000	€26.47	12,000
June 27, 2017	SOP2017-27062017	Chief Executive Officer	Employees	10,200	€26.47	1,200
January 7, 2018	SOP2017-07012018	Board of Directors	Executive Officers	40,500	€18.00	20,250
January 7, 2018	SOP2017-07012018	Chief Executive Officer	Employees	56,703	€18.00	8,100
SOP 2018 (under the 2018 Stock Option Plan)
September 7, 2018	SOP2018-07092018	Board of Directors	Employees	24,000	€9.26	—
January 6, 2019	SOP2018-06012019	Chief Executive Officer	Employees	38,025	€6.38	4,875
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Executive Officers	44,200	€7.20	31,200
April 12, 2019	SOP2018-12042019	Chief Executive Officer	Employees	32,705	€7.20	5,200
SOP 2019 (under the 2019 Stock Option Plan)
July 31, 2019	SOP2019-31072019	Board of Directors	Executive Officers	59,123	€5.78	59,123
October 9, 2019	SOP2019-09102019	Board of Directors	Executive Officers	217,500	€4.25	180,000
October 9, 2019	SOP2019-09102019	Board of Directors	Employees	129,750	€4.25	21,000
February 25, 2020	SOP2019-25022020	Chief Executive Officer	Employees	41,950	€5.87	12,400
SOP 2020 (under the 2020 Stock Option Plan)
July 28, 2020	SOP2020-28072020	Board of Directors	Executive Officers	247,500	€6.88	210,000
July 28, 2020	SOP2020-28072020	Board of Directors	Employees	126,500	€6.88	33,000
November 13, 2020	SOP2020-13112020	Chief Executive Officer	Executive Officers	75,000	€6.14	—
June 4, 2021	SOP2020-04062021	Chief Executive Officer	Employees	57,000	€4.78	21,500
SOP 2021 (under the 2021 Stock Option Plan)
July 27, 2021	SOP2021-27072021	Board of Directors	Executive Officers	256,500	€3.71	189,000
July 27, 2021	SOP2021-27072021	Board of Directors	Employees	121,050	€3.71	37,350
December 16, 2021	SOP2021-16122021	Chief Executive Officer	Executive Officers	66,000	€2.14	51,000
December 16, 2021	SOP2021-16122021	Chief Executive Officer	Employees	83,000	€2.14	44,500

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

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Jean-Paul Kress	Chairman	2019	2025
Gil Beyen	Director	2013	2025
Sven Andréasson	Director	2022	2025
Philippe Archinard	Director	2013	2025
Luc Dochez	Director	2015	2025
Martine Ortin George	Director	2014	2023
Hilde Windels BV represented by Hilde Windels(2)	Director	2017	2023
Melanie Rolli	Director	2020	2023
(1)At the end of the ordinary general meeting convened to approve the accounts for the previous financial year during the year in which their term office expires.
(2)Hilde Windels BV was appointed as a director by our shareholders at our combined general meeting in June 2017. Hilde Windels BV has designated an individual, Hilde Windels, to represent it and to act on its behalf at meetings of our board of directors. She served as a member of the board of directors in her individual capacity from 2014 to 2017. Hilde Windels BV is a company controlled by Ms. Windels.
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
The board of directors of September 8, 2022 also updated its internal rules to include provisions relating to the establishment of a CSR committee. The actual implementation of a CSR committee is expected to occur following the completion of the Proposed Merger.
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
6.D.Employees.
As of December 31, 2022, we had 49 employees.
Following the announcement in October 2021 of negative results for the TRYbeCA-1 clinical study, we had a strategic decision to carry out a major restructuring of our organization and refocusing of our activities. In connection with the foregoing:
–in May 2022, our Princeton, New Jersey production site was sold to Catalent, resulting in the transfer of 39 employees from Erytech Inc. to Catalent; and
–in the fourth quarter of 2022, we carried out a restructuring plan in France, which resulted in the terminations of 45 employees.
We consider our labor relations to be positive. At each date shown, we had the following headcount, broken out by department and geography:

	At December 31,
	2020	2021	2022
Function:
Research and preclinical development	24	23	18
Clinical, medical and regulatory affairs	37	28	4
Pharmaceutical operations	29	33	6
Manufacturing and supply	76	60	1
Management and administration	35	33	17
Business development and licensing	5	4	3
Total	206	181	49
Geography:
France	145	123	41
United States	61	58	8
Total	206	181	49

6.E.Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”
Item 7.Major Shareholders and Related Party Transactions
7.A.Major Shareholders
The following table and accompanying footnotes set forth, as of December 31, 2022, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of our current executive officers;
•each of our directors; and
•all of our current executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2022 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2022. Shares subject to free shares that vest within 60 days of December 31, 2022 and shares subject to warrants currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Our calculation of the percentage of beneficial ownership is based on 31,018,553 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding as of December 31, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
Directors and Executive Officers:
Gil Beyen (1)	321,040	1.03%
Eric Soyer (2)	26,264	*
Iman El-Hariry (3)	266,249	*
Jérôme Bailly (4)	27,798	*
Anne-Cécile Fumey	864	*
Karine Charton	400	*
Jean-Paul Kress(5)	97,123	*
Sven Andreasson (6)	6,751	*
Philippe Archinard (7)	17,050	*
Luc Dochez (8)	6,750	*
Martine Ortin George (6)	6,751	*
Hilde Windels BV (6)	6,751	*
Melanie Rolli	—	—%
All directors and executive officers as a group (13 persons) (9)	783,791	2.53%

*    Represents beneficial ownership of less than 1%.
(1)Consists of 4,840 ordinary shares and 316,200 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2022.
(2)Consists of 6,264 ordinary shares and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2022.
(3)Consists of 266,249 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2022.
(4)Consists of 3,798 ordinary shares and 24,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2022.
(5)Consists of 97,123 ordinary shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2022.
(6)Consists of one ordinary share and 6,750 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2022. The 6,750 warrants were declared lapsed by the Board of Directors on 15 February 2023.
(7)Consists of 10,300 ordinary shares and 6,750 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2022. The 6,750 warrants were declared lapsed by the Board of Directors on 15 February 2023.
(8)Consists of 6,750 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of December 31, 2022. The 6,750 warrants were declared lapsed by the Board of Directors on 15 February 2023.
(9)Consists of 26,469 ordinary shares and 757,322 ordinary shares issuable upon exercise of warrants and stock options that are exercisable within 60 days of December 31, 2022.
None of our principal shareholders have voting rights different than our other shareholders.
As of January 17, 2023, we estimate that approximately 10% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by approximately 17 holders of record including Bank of New York Mellon, the nominee of the Depositary Trust Company, which held approximately 8,46% of our outstanding ordinary shares as of said date. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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
Employment Agreements with Eric Soyer
In September 2015, we entered into employment agreement with Mr. Soyer. This employment agreement provides for an annual base salary and variable compensation in amounts up to 35%, increased up to 40% for the year 2023, as decided by the Board of directors in its decision dated February 15, 2023, of the executive’s current base salaries, based upon achievement of specified performance objectives. This employment agreement also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. This agreement also provide for a 18-month non-compete clause, whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last twelve months.
Employment Agreements with Anne-Cécile Fumey and Karine Charton
In February 2016 and September 2017 respectively, we entered into employment agreements with Mrs. Fumey and Mrs. Charton. Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 20% to 35% of the current base salaries, based upon achievement of specified performance objectives. These employment agreements do not provide any additional termination indemnity other than the one provided for by French law. Mrs. Charton's agreement provide for a 18-month non-compete clause, whereby Mrs. Charton is entitled to an amount equal to 33% of her average monthly remuneration over the last three months.
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
His employment agreements also provide for severance pay in specified situations. In the event of the termination in the absence of gross negligence or willful misconduct, Dr. Bailly will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if Dr. Bailly is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, Dr. Bailly will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. The payment of the compensations shall be subject to the performance of the following conditions: (i) respect of our company’s budget and expenditures and (ii) at least one of the following conditions: (a) an agreement of collaboration or a current license, and (b) one product in an active phase of clinical development by the company.
If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. His employment agreement also provides for a 18-month non-compete clause, whereby Dr. Bailly is entitled to an amount equal to 33% of his average monthly remuneration over the last three months.
Other Arrangements
We have entered into other compensatory arrangements with our executive officers, which have been ratified by our board of directors. The primary arrangements are summarized in the table below.

NAME	TAX ASSISTANCE
Gil Beyen	X
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
Directors’ Compensation. Director compensation for attendance at board meetings is determined at the annual ordinary general meeting. The general meeting may allocate an annual fixed sum and the board of directors allocates this sum among its members as it sees fit. In addition, the board of directors may allocate exceptional compensation (rémunération exceptionnelle) for missions or mandates entrusted to its members, for example as member or chair of one or more board committees, this remuneration is subject to the provisions regarding related-parties agreements. At the Company’s combined general meetings of shareholders held on June 26, 2020, shareholders set the total annual attendance fees to be distributed among non-employee directors at €425 thousand for 2020, as well as to subsequent financial years until a new decision is made.
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
Upon recommendation of the Company’s board of directors, the Company’s shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when the Company’s net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of the Company’s share capital plus the amount of the Company’s legal reserves which may not be distributed was equal to €3,101,855.30 at June 24, 2022.
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
Notice of Annual Shareholders' Meetings. Shareholders’ meetings are convened by the Company’s board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at the Company’s registered offices or at any other location indicated in the meeting announcement (avis de réunion). A meeting announcement is published in the BALO at least 35 days prior to a meeting, as well as on the Company’s website at least 21 days prior to the meeting. In addition to the particulars relative to the Company, it indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the Company under the conditions provided for in the current legislation.
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
Extraordinary Shareholders’ Meeting. The Company’s bylaws may only be amended by approval at an extraordinary shareholders’ meeting. The Company’s bylaws may not, however, be amended to increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes cast by the shareholders present, represented by proxy, or voting by mail. The votes cast do not include the votes attached to shares for which the shareholder has not taken part in the vote, has abstained or has voted blank or naked.
Limitations
Ownership of ADSs or Shares by Non-French Residents
Neither the French Commercial Code nor the Company’s bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in the Company, including any purchase of the Company’s ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years’ imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health and telecommunications. etc., pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590). The French government has adapted this foreign investment control procedure in France within the context of the ongoing COVID-19 pandemic in two ways: (i) the inclusion, by a Ministerial order (arrêté) of April 27, 2020, of biotechnologies in the list of critical technologies and (ii) the addition, by a Decree (décret) of July 22, 2020 as amended by Decree n°2020-1729 of December 28, 2020, of the threshold of 10% of voting rights of a company subject to French law whose securities are listed on a stock exchange as triggering the control procedure. The Decree of July 22, 2020, as extended by the Decree n° 2022-1622 of December 23, 2022, currently provides that this new 10% threshold will be effective until December 31, 2023 and a fast-track review procedure for foreign investments exceeding this threshold.
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
•under French law, certain investments in a French company relating to certain strategic industries, including biotechnologies, by individuals or entities not residents in a Member State of the European Union are subject to prior authorization of the Ministry of Economy pursuant to Law n°2019-486 (and as from April 1, 2020 pursuant to the decree n°2019-1590 of December 31, 2019, as amended by decree (arrêté) of April 27, 2020). See “Limitations Affecting Shareholders of a French Company;”
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
Characteristics of the issuance
1,200 BEOCABSA issued for free for the benefit of European High Growth Opportunities Securitization Fund (the "Investor"), pursuant to the 25th resolution of the extraordinary general shareholder's meeting held on June 21, 2019.

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

Number of outstanding BEOCABSA	0, as the BEOCABSA were exercisable in tranches over a period of 24 months from June 25, 2020, i.e. until June 25, 2022.
Notes
Nominal value :	EUR 3,000,000 by tranches (EUR 50,000 by Note)
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

Warrants
Number of Warrants to be issued :	10 % of the nominal value of the issued Notes (i.e. 33,670 by tranche of 60 Notes and 16,835 by tranche of 30 Notes), detached from the OCABSA as from their issuance.

Condition of exercise:	Exercise by the holder for a period of 5 years from the date of issue, each warrant giving the right to subscribe to one new share.
Exercise price:	8,91 €, representing a 20% premium of the lowest volume-weighted average price over the reference period preceding the issuance of the first tranche.
The use of the OCABSA Agreement as of the date of the Annual Report is described in the table below:

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Tranche 1
Issuance	07/06/2020	60		Issuance	07/06/2020	33 670
Conversion		60	511 020
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			511 020	Number of shares issued			0	511 020
Tranche 2
Issuance	08/24/2020	60		Issuance	08/24/2020	33 670
Conversion		60	614 853
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			614 853	Number of shares issued			0	614 853
Tranche 3 (Resulting from Investor Call No. 1 dated 12 November 2020
Issuance	11/17/2020	60		Issuance	11/17/2020	33 670
Conversion		60	475 442
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			475 442	Number of shares issued			0	475 442
Tranche 4 (Resulting from Investor Call No. 2 dated 4 December 2020)
Issuance	12/07/2020	60		Issuance	12/07/2020	33 670
Conversion		60	408 163
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			408 163	Number of shares issued			0	408 163
Tranche 5
Issuance	12/22/2020	60		Issuance	12/22/2020	33 670
Conversion		60	421 447
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			421 447	Number of shares issued			0	421 447
Tranche 6
Issuance	03/02/2021	60		Issuance	03/02/2021	33 670
Conversion		60	502 565
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			502 565	Number of shares issued			0	502 565
Tranche 7

Operation	Date	Number of convertible notes	Number of shares issued upon conversion of convertible Notes	Operation	Date	Number of warrants	Number of shares issued upon conversion of warrants	Total number of shares issued
Issuance	05/19/2021	60		Issuance	05/19/2021	33 670
Conversion		60	668 984
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			668 984	Number of shares issued			0	668 984
Tranche 8
Issuance	07/22/2021	60		Issuance	07/22/2021	33 670
Conversion		60	867 052
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			867 052	Number of shares issued			0	867 052
Tranche 9
Issuance	08/24/2021	60		Issuance	08/24/2021	33 670
Conversion		60	603,065
Number of convertible notes oustanding		0		Number of warrants outstanding		33 670
Number of shares issued (1)			603,065	Number of shares issued			0	603,065
Number of shares issued upon conversion of convertible Notes and exercise of warrants								5,072,591
Number of note warrants outstanding								0
(1) i.e. an average parity of 1 Convertible Note for 8,517 new shares for tranche 1, 10,248 new shares for tranche 2, 7,924 new shares for tranche 3, 6,803 new shares for tranche 4, 7,024 new shares for tranche 5, 8 376 new shares for tranche 6, 11 149 new shares for tranche 7, 14 450 new shares for tranche 8 and 10 062 new shares for tranche 9.
We issued nine tranches of €3.0 million (on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, July 22, 2021 and August 24, 2021), for a total amount of €27.0 million, for which all Notes were converted and no Warrants were exercised, as described in the table above. The OCABSA Agreement provides that the Note Warrants were exercisable in tranches over a period of 24 months from June 25, 2020, i.e. until June 25, 2022, accordingly, we can no longer decide to issue additional tranches as of the date of this Annual Report.
We publish and update the monitoring table relating to the OCABSA Agreement on our website (https://erytech.com/wp-content/uploads/2022-06-25-ERY_Suivi-des-actions-OCABSA.pdf).
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

Registered Direct Offerings
On April 29, 2021, we entered into subscription agreements with certain institutional and accredited investors providing for the issuance of an aggregate of 1,034,483 units (the “Units”), each Unit consisting of four ADSs, each representing one ordinary share, €0.10 nominal value per share, and three warrants, each to purchase one ordinary share, in a registered direct offering (the “April 2021 Offering”) at $29.00 per Unit for aggregate gross proceeds to us of approximately $30.0 million. Under the subscription agreements, the investors received warrants to purchase an aggregate of up to 3,103,449 ordinary shares representing 12.95% of the Company's share capital on a fully diluted basis prior to the offer. Such warrants became immediately exercisable and will expire two years from the date of issuance (i.e. May 4, 2023), subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €7.50 per share, subject to adjustment as set forth therein. The issuance of the 4,137,932 new shares underlying the ADSs resulted in an immediate capital increase of €24,868,971.30, representing approximately 19.12% of the Company's share capital and voting rights prior to the offering.
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
On December 14, 2021, we entered into a subscription agreement with Armistice Capital Master Fund Ltd. (“Armistice”), providing for the issuance of an aggregate of 769,608 Units in a registered direct offering (the “December 2021 Offering”) at $10.20 per Unit for aggregate gross proceeds to us of approximately $7.85 million. Under this subscription agreement, Armistice received a warrant to purchase an aggregate of up to 2,308,824 ordinary shares representing 6.8% of the Company's share capital on a fully diluted basis prior to the offer. Such warrant became immediately exercisable and will expire two years from the date of issuance (i.e. December 20, 2023), subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €2.83 per share, subject to adjustment as set forth therein. The issuance of the 3,078,432 new ordinary shares underlying the ADSs resulted in an immediate capital increase of €6,957,256.32, representing approximately 11.02% of the share capital and voting rights of the Company prior to the offering. We also entered into a placement agency agreement with HCW on substantially similar terms as the April 2021 agreement.
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
Asset Purchase Agreement with Catalent
On April 22, 2022, we and our wholly owned subsidiary, ERYTECH Pharma, Inc. (“US Subsidiary”), entered into an Asset Purchase Agreement (the “APA”) with Catalent Princeton, LLC (“Catalent”) and, solely for purposes of Section 6.17 of the APA, Catalent Pharma Solutions, Inc. Pursuant to the APA, we and our US Subsidiary sold to Catalent and Catalent acquired from the us and our US Subsidiary certain assets and liabilities associated with the facilities located in Princeton, West Windsor Township, New Jersey (the “Princeton Facility”) for an aggregate purchase price of $44.5 million in cash (the “Transaction”). The Transaction closed on April 22, 2022 (the “Closing Date”).
The assets sold to Catalent are generally certain assets used prior to the Transaction by the us to operate the Princeton Facility and included the lease for the Princeton Facility, certain inventory of materials located at the Princeton Facility for Catalent’s use in the manufacture of eryaspase, selected contracts, records, permits and tangible personal property. As part of the Transaction, Catalent extended offers of employment to approximately 40 people employed by US Subsidiary at the Princeton Facility. Catalent also assumed certain liabilities generally relating to the transferred assets arising from or relating to periods after the Closing Date, with the Company and US Subsidiary retaining all liabilities other than those assumed by Catalent, including liabilities relating to the transferred assets arising from or relating to periods before the Closing Date.
At the closing of the Transaction, (i) we, the US Subsidiary and Catalent entered into an agreement under which Catalent received certain transitional services from the Company and US Subsidiary related to the operation of the Princeton Facility for a period of up to nine months from the Closing Date, and (ii) we also agreed upon terms for the manufacture by Catalent of our former product candidate, eryaspase, and its supply for clinical and commercial use in the United States.
The APA contains representations, warranties and covenants made by us and the US Subsidiary regarding the transferred assets, as well as representations, warranties and covenants made by us, the US Subsidiary and Catalent relating to the Transaction.
Pursuant to the APA, we will indemnify Catalent against losses arising out of, relating to or resulting from (i) any inaccuracy in or breach of any of the representations or warranties made by us contained in the APA, (ii) any breach or non-fulfillment of any covenant or agreement made by us contained in the APA and (iii) any excluded asset or liability retained by us or the US Subsidiary. Catalent will similarly indemnify us and the US Subsidiary against losses arising out of, relating to or resulting from (i) any inaccuracy in or breach of any of the representations or warranties of Catalent contained in the APA, (ii) any breach or non-fulfillment of any covenant or agreement of Catalent contained in the APA and (iii) any transferred asset or liability assumed by Catalent. The indemnification provisions are subject to certain limitations with respect to recovery for losses.
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
•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively, and private foundations;
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
Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year pursuant to Regulations BOI-ANNEX-000467-21/12/2022 issued on December 21, 2022. The Nasdaq Global Select Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2022, our market capitalization did not exceed 1 billion euros.
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
Tax on Sale or Other Disposition
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative State or territories is published by decree and is in principal updated annually. This list was last updated on 2 March 2022, and currently includes American Samoa, Anguilla, the British Virgin Islands, Fiji, Guam, Palaos, Panama, Samoa, Seychelles, Trinidad and Tobago, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A 2 bis 2° of the FTC, and thus outside of the scope of Article 125 A III of the FTC, are currently American Samoa, Fiji, Guam, Palaos, Samoa, Trinidad and Tobago and the United States Virgin Islands.
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
This discussion is based on the the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described herein. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position different from what is described herein concerning the tax consequences of the acquisition, ownership and disposition of our ADSs or that such a position would not be sustained by a court. U.S. holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs in their particular circumstances.
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
The annual determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations. For instance, whether we are a PFIC will depend on the composition of our income (including whether we will receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC rules). Whether we are a PFIC also will depend on the composition and value of our assets, including goodwill, which may be determined in large part by reference to the market value of our ADSs from time to time, which may fluctuate considerably. If our market capitalization declines while we hold a substantial amount of cash and cash-equivalents, which may depend on how quickly we utilize our cash proceeds from our global offerings in our business, we may be more likely to be characterized as a PFIC. Based on the composition of our gross income, assets, activities and market capitalization and the nature of our business, and due to fluctuations in our stock price, we believe that we may have been characterized as a PFIC for our taxable year ending December 31, 2022. However, because our PFIC status is subject to a number of uncertainties and it is very early in the year, we cannot provide any assurances, and our U.S. counsel expresses no opinion, with respect to our PFIC status for any taxable year.
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
Distributions. We do not expect to make any distribution in respect of our ADSs. Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” if we make any distribution in respect of our ADSs, the gross amount of the distribution (including any amounts of foreign tax withheld in respect of such distribution) actually or constructively received by a U.S. holder with respect to the ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder's holding period exceeds one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to "qualified dividend income" (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this purpose and which includes an exchange-of-

information provision or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Our ADSs are currently listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we currently expect the ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later taxable years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend income rules and that it includes an exchange-of-information program. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Considerations,” dividend distributions with respect to our ADSs generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
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
10.J.Annual Reports to Security Holders
Not Applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk.
Liquidity Risk
As of December 31, 2022, our cash and cash equivalents were €38.8 million ($41.5 million) and were primarily cash and term deposits that are convertible into cash in approximately 30 days notice without penalty. We believe that our cash and cash equivalents as of December 31, 2022 enable us to cover our cash requirements until mid-2024.
Combined company (including Pherecydes) cash runway would extend into Q3 2024, with a consolidated cash position of approximately €41 million as of December 31, 2022, and would enable funding of existing and new programs through multiple clinical milestones.
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
We do not currently engage in hedging transactions or the use of forward contracts but may in the future in order to minimize the impact of uncertainty in future exchange rates on cash flows. A deterioration of the U.S dollar to the Euro exchange rate of 1.1326 used for 2021 closing could impact our financial statements as follows:

	As of December 31, 2022		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	16,971	15,912	(158)	(758)	(1,447)
of which cash and cash equivalents	16,399	15,375	(152)	(732)	(1,398)
Financial liabilities	1,848	1,732	(17)	(82)	(157)
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.Controls and Procedures.
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer and chief operating officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2022. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2022 as a result of the material weakness described below. We are undertaking the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of the Current Material Weakness.”
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
As of December 31, 2021, our management concluded that our internal control over financial reporting was not effective as a result of a material weakness related to the monitoring of research and development projects, as the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received did not operate at a sufficient level of precision.

In connection with our assessment as of December 31, 2022, our management concluded that this material weakness was not fully remediated, as our management identified that the control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received and the control related to the data and assumptions used to estimate the hospital costs accrual did not operate at a sufficient level of precision. Management considers these controls have to be redesigned to fully remediate the material weakness. As a result of this material weakness, management concluded our internal control over financial reporting was not effective as of December 31, 2022 at the reasonable assurance level.
Remediation Activities
During 2022, we continued to strengthen our process and internal controls over the monitoring of research and development costs. In particular, we (i) redesigned the process to track actual costs incurred against invoices received, (ii) adapted the methodology used to estimate the hospital cost accrual in the financial statements and (iii) worked on the implementation of a control designed to ensure the assumptions and the data used to estimate such costs are reasonable and accurate.
We believe the remediation measures described above improved the reliability of financial information related to the hospital costs accrual. Nevertheless, our management concluded that the material weakness was not fully remediated as of December 31, 2022.
Notwithstanding the material weakness, our management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
Attestation Report of Registered Public Accounting Firm
Our independent registered public accounting firm has issued an attestation report on management’s assessment of our internal control over financial reporting (refer to the financial statements beginning on page F-1 of this Annual Report).
Its report expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2022 because of the effect of the material weakness described above.
Management’s Plan for Remediation of the Current Material Weakness
To further improve our internal control over financial reporting and to specifically address the control deficiencies that led to our material weakness, we plan to deploy remediation efforts focused on:
•redesigning our control over the reconciliation of estimated hospital costs incurred related to clinical trials sponsored by the Company with invoices received so that it can operate at an appropriate level of precision to detect and correct errors.
•redesigning our control over the data and assumptions used to estimate the hospital costs accrual so that it can operate at an appropriate level of precision to detect and correct errors.
Changes in Internal Control over Financial Reporting
Other than the remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.Principal Accountant Fees and Services.
KPMG S.A., or KPMG, has served as our independent registered public accounting firm for the years ended December 31, 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year Ended December 31,
(in thousands of €)	2021	2022
Audit Fees	345	568
Audit-Related Fees	203
All Other Fees	—	—
Total	547	568
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
There were no “Tax Fees” billed or paid during 2021 or 2022.
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
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Bylaws (statuts) of the registrant (English translation)	20-F	001-38281	1.1	April 27, 2022
2.1	Amended and Restated Deposit Agreement	F-3	333-248953	4.2	September 21, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-3	333-248953	4.2	September 21, 2020

2.3*	Description of Securities
2.4	Sales Agreement, dated September 21, 2020, by and between the Registrant and Cowen and Company, LLC	F-3	333-248953	1.2	September 21, 2020
4.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)	F-1	333-220867	10.1	October 6, 2017

4.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)	F-1	333-220867	10.2	October 6, 2017

4.3	Lease Agreement by and between the registrant and EUROGAL, dated December 6, 2017 (English Translation)	20-F	001-38281	4.3	April 24, 2018

4.4#	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011	F-1	333-220867	10.5	October 6, 2017

4.5#	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009	F-1	333-220867	10.6	October 6, 2017

4.6#	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014	F-1	333-220867	10.7	October 6, 2017

4.7	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.8	October 6, 2017

4.8#	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016	F-1	333-220867	10.9	October 6, 2017

4.9†	Form of indemnification agreement between the registrant and each of its executive officers and directors	F-1	333-220867	10.11	October 6, 2017

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.10†	Summary of BSA Plans	F-1	333-220867	10.12	October 6, 2017

4.11†	Summary of BSPCE Plans	F-1	333-220867	10.13	October 6, 2017

4.12†	2016 Share Option Plan (English translation)	F-1	333-220867	10.14	October 6, 2017

4.13†	2016 Free Share Plan (English translation)	F-1	333-220867	10.15	October 6, 2017

4.14†	2017 Share Option Plan (English translation)	S-8	333-222673	99.5	January 24, 2018

4.15†	2017 Free Share Plan (English translation)	S-8	333-222673	99.6	January 24, 2018

4.16†	2018 Share Option Plan (English translation)	S-8	333-232670	99.2	July 16, 2019

4.17†	2018 Free Share Plan (English translation)	S-8	333-232670	99.3	July 16, 2019

4.18†	2018 BSA Subscription Plan (English translation)	S-8	333-232670	99.4	July 16, 2019

4.19†	2019 Share Option Plan (English translation)	20-F	001-38281	4.22	March 18, 2020

4.20†	2019 Free Share Plan (English translation)	20-F	001-38281	4.23	March 18, 2020

4.21†	2019 BSA Subscription Plan (English translation)	S-8	333-239429	99.4	June 25, 2020

4.22^	License and Collaboration Agreement by and between the registrant and SQZ Biotechnologies Company, dated June 24, 2019	20-F	001-38281	4.24	March 18, 2020

4.23†	Executive Employment Agreement by and between the registrant and Gil Beyen, dated as of April 1, 2019	20-F	001-38281	4.25	March 18, 2020

4.24†	2020 Share Option Plan	20-F	001-38281	4.27	March 8, 2021

4.25†	2020 Free Share Plan (English translation)	20-F	001-38281	4.28	March 8, 2021

4.26†	2020 BSA Subscription Plan	20-F	001-38281	4.29	March 8, 2021

4.27†	Agreement for the issuance of and subscription to warrants giving access to notes convertible into new and/or existing shares with share subscription warrants attached	20-F	001-38281	4.30	March 8, 2021

4.28†	2021 Share Option Plan	20-F	001-38281	4.31	April 27, 2022

4.29†	2021 Free Share Plan (English translation)	20-F	001-38281	4.32	April 27, 2022

4.30†	2021 BSA Subscription Plan	20-F	001-38281	4.33	April 27, 2022

4.31	Terms and Conditions of the Warrants, dated as of April 29, 2021	6-K	001-38281	10.2	May 3, 2021

4.32	Terms and Conditions of the Warrants, dated as of December 14, 2021	6-K	001-38281	10.2	December 16, 2021

4.33	Asset Purchase Agreement by and among the registrant, Erytech Pharma, Inc., Catalent Princeton, LLC and Catalent Pharma Solutions, Inc., dated as of April 22, 2022	6-k	001-38281	99.1	April 28, 2022

8.1	List of subsidiaries of the registrant	F-1	333-220867	21.1	October 6, 2017

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Date: March 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Erytech Pharma S.A. and subsidiary (the Company) as of December 31, 2022, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimate of hospital costs incurred in connection with the Company’s TRYbeCA-1 clinical trial
As discussed in Note 4.10 to the consolidated financial statements, the Company accrued hospital costs of €2,355 thousand as of December 31, 2022 mainly incurred in connection with the TRYbeCA-1 trial. These costs are measured as the excess of estimated costs incurred over invoices received. The hospital costs incurred are estimated based on an average cost per patient derived from actual costs incurred from hospitals which have completed their invoicing process for this trial.

We identified the evaluation of the estimated hospital costs incurred in connection with the Company’s TRYbeCA-1 clinical trial as a critical audit matter. Challenging auditor judgement was required to evaluate the average costs per patient for hospitals that have not yet completed their invoicing process at year-end.
The following are the primary procedures we performed to address this critical audit matter. We compared the Company’s prior year estimate of hospital costs incurred to invoices received to assess the Company’s ability to accurately estimate. We assessed the Company’s estimate of average cost per patient by confirming with certain hospitals involved in the TRYbeCA-1 clinical trial that they had completed their invoicing process, and recalculating the average patient costs for these sites. We reconciled relevant data such as number of active hospitals and number of randomized patients used by the Company in estimating costs incurred with the data collected by the Company’s clinical department. We assessed the reasonableness of using the average cost per patient derived from costs incurred for hospitals which have completed their invoicing process to estimate unbilled costs for other hospitals by comparing the average number of treatment cycles for patients in hospitals which have completed their invoicing process to the average number of treatment cycles in other hospitals.

We have served as the Company’s auditor since 2004.

Lyon, 28 March 2023
KPMG Audit
A division of KPMG S.A.

Stéphane Gabriel Devin
Partner

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors.:
Opinion on Internal Control Over Financial Reporting
We have audited Erytech Pharma S.A.’s and subsidiary's (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 28, 2023 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the monitoring of research and development projects, has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Lyon, 28 March 2023
KPMG Audit
A division of KPMG S.A.

Stéphane Gabriel Devin
Partner

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	12/31/2020	12/31/2021	12/31/2022
Revenues		—	—	—
Other income	3.1	3,718	4,180	30,998
Operating income		3,718	4,180	30,998
Research and development	3.2.1	(57,580)	(45,100)	(19,907)
General and administrative	3.2.2	(14,970)	(15,595)	(13,887)
Operating expenses		(72,550)	(60,695)	(33,794)
Operating loss		(68,832)	(56,515)	(2,796)
Financial income	3.5	889	5,422	4,453
Financial expenses	3.5	(5,354)	(2,702)	(1,364)
Financial income (loss)		(4,465)	2,720	3,089
Income tax	3.6	(3)	(2)	(521)
Net loss		(73,300)	(53,797)	(228)
Basic / Diluted loss per share (€/share)	3.7	(3.99)	(2.27)	(0.01)
The notes are an integral part of the accompanying Consolidated Financial Statements.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Net loss	(73,300)	(53,797)	(228)
Elements that may be reclassified subsequently to income (loss)
Currency translation adjustment	400	(528)	187
Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	(19)	68	235
Tax effect	—	0	—
Other comprehensive income (loss)	381	(460)	422
Comprehensive income (loss)	(72,919)	(54,257)	194

The notes are an integral part of the accompanying Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2020	December 31, 2021	December 31, 2022
ASSETS
Non-current assets
Intangible assets	4.1.1	589	15	5
Property, plant and equipment	4.1.2	20,862	18,960	393
Right of use	4.2	8,228	6,869	2,584
Other non-current assets	4.3	1,091	876	195
Total non-current assets		30,770	26,720	3,177
Current assets
Inventories		—	—	—
Trade and other receivables	4.4	4	12	76
Other current assets	4.4	5,182	6,337	3,769
Cash and cash equivalents	4.5	44,446	33,699	38,789
Total current assets		49,632	40,048	42,634
TOTAL ASSETS		80,402	66,768	45,811

		As of
(Amounts in thousands of euros)	Notes	December 31, 2020	December 31, 2021	December 31, 2022
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		2,006	3,102	3,102
Premiums related to share capital		120,705	97,618	48,975
Reserves		(24,616)	(25,293)	(29,765)
Translation reserve		1,744	1,215	1,402
Net loss for the period		(73,300)	(53,797)	(228)
Total shareholders’ equity	4.6	26,539	22,845	23,487
Non-current liabilities
Provisions - non-current portion	4.7	652	524	419
Financial liabilities – non-current portion	4.8	14,379	15,232	7,547
Derivative liabilities - non current portion	4.8.1	288	—	—
Lease liabilities - non-current portion	4.90	9,197	8,162	2,680
Deferred tax		—	—	—
Total Non-current liabilities		24,516	23,918	10,646
Current liabilities
Provisions - current portion	4.7	—	—	314
Financial liabilities – current portion	4.8	2,265	164	2,565
Derivative liabilities - current portion	4.8.1	129	—	—
Lease liabilities - current portion	4.90	1,607	1,817	775
Trade and other payables	4.1	20,910	14,154	5,115
Other current liabilities	4.1	4,436	3,870	2,909
Total current liabilities		29,347	20,005	11,678
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		80,402	66,768	45,811
The notes are an integral part of the accompanying Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of euros)	Notes	12/31/2020	12/31/2021	12/31/2022

Cash flows from operating activities
Net loss		(73,300)	(53,797)	(228)
Reconciliation of net loss and the cash used for operating activities
Gain or loss on exchange		3,028	(3,570)	(510)
Amortization and depreciation	3.4	4,991	5,377	4,619
Provision		57	135	445
Extinguishment of conditional advance	4.8.2			(4,895)
Change in fair value of derivative liabilities		(652)	(1,175)	—
Expenses related to share-based payments	3.3	1,179	1,323	447
(Gain) or loss on disposal of property plant and equipment (1)		22	17	(23,893)
Interest expense (income)		2,150	2,073	(169)
Income tax expense (income)	3.6	3	2	521
Operating cash flow before change in working capital		(62,522)	(49,615)	(23,663)
(Increase) decrease in inventories		358	—	—
(Increase) decrease in trade and other receivables	4.4	33	(8)	(63)
(Increase) decrease in other current assets	4.4	2,829	(94)	2,734
Increase (decrease) in trade and other payables	4.10	6,913	(6,477)	(9,220)
Increase (decrease) in other current liabilities	4.10	669	(574)	(1,548)
Change in working capital		10,802	(7,153)	(8,098)
Income tax paid		—	(2)	(3)
Net cash flow used in operating activities		(51,720)	(56,770)	(31,764)
Cash flows from investing activities
Acquisition of property, plant and equipment	4.1.2	(1,139)	(298)	(85)
Acquisition of intangible assets	4.1.1	(2)	—	—
Increase in non-current & current financial assets	4.3	(421)	(192)	(5)
Disposal of property, plant and equipment	3.1	83	—	37,630
Decrease in non-current & current financial assets	4.3	4	145	586
Net cash flow from/(used in) investing activities		(1,475)	(345)	38,127
Cash flows from financing activities
Capital increases, net of transaction costs	4.6	118	34,631	—
Subscription of warrants		12	—	—
Proceeds from borrowings, net of transaction costs	4.8	27,134	12,157	3,081
Repayment of borrowings	4.8	(62)	—	(3,081)
Allowance received from a lessor	4.9	188	—	—
Repayment of lease liability (IFRS 16)	4.9	(1,615)	(1,702)	(1,545)
Interests received (paid)		(326)	(374)	(223)
Net cash flow from (used in) financing activities		25,449	44,712	(1,768)
Exchange rate effect on cash in foreign currency		(981)	1,656	495
Increase (Decrease) in cash and cash equivalents		(28,727)	(10,747)	5,090
Net cash and cash equivalents at the beginning of the period	4.5	73,173	44,446	33,699
Net cash and cash equivalents at the closing of the period	4.5	44,446	33,699	38,789
Cash paid for interest		326	374	223
(1) including €24,350 thousand related to Catalent sale of Princeton manufacturing facility (see note 3.1) and disposal of other equipment for €457 thousand (see note 4.1.2).
The notes are an integral part of the accompanying Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net income (loss)	Total shareholders’ equity
As of December 31, 2019	1,794	281,688	(136,607)	1,344	(62,659)	85,560
Net loss for the period					(73,300)	(73,300)
Other comprehensive income			(19)	400		381
Total comprehensive income (loss)	—	—	(19)	400	(73,300)	(72,919)
Allocation of prior period loss		(54,208)	(8,451)		62,659	—
Allocation of reserves on premiums		(119,282)	119,282			—
Issue of ordinary shares	212	12,507				12,719
Share-based payment			1,179			1,179
As of December 31, 2020	2,006	120,705	(24,616)	1,744	(73,300)	26,539
Net loss for the period					(53,797)	(53,797)
Other comprehensive income			68	(528)		(460)
Total comprehensive income (loss)	—	—	68	(528)	(53,797)	(54,257)
Allocation of prior period loss (3)		(71,037)	(2,263)		73,300	—
Other			195			195
Transaction costs (2)		(3,811)				(3,811)
Issue of ordinary shares (1)	1,096	51,746				52,842
Issue of warrants		15				15
Share-based payment			1,323			1,323
As of December 31, 2021	3,102	97,618	(25,293)	1,215	(53,797)	22,845
Net loss for the period					(228)	(228)
Other comprehensive income			235	187		422
Total comprehensive income (loss)	—	—	235	187	(228)	194
Allocation of prior period loss (3)		(48,643)	(5,154)		53,797	—
Share-based payment			447			447
As of December 31, 2022	3,102	48,975	(29,765)	1,402	(228)	23,487
(1)of which €31,826 thousand as result of the Registered Direct Offerings in April (€24,867 thousand) and in December 2021 (€6,957 thousand) ; €6,616 thousand related to the ATM and €14,400 thousand related to the conversion of five tranches of OCABSA.
(2)Related to capital increase
(3) For each of the year presented the standalone net loss of Erytech Pharma SA has been allocated to the Premiums pursuant to a shareholders meeting decision.

The notes are an integral part of the accompanying Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Consolidated Financial Statements were authorized for issuance by the Board of Directors on March 22, 2023.
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
The Company has incurred losses and negative cash flows from operating activities since its inception and had shareholders’ equity of €23,487 thousand as of December 31, 2022 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its proposed merger with Pherecydes (strategic partnership, refer to note 2.9) ; (ii) the success of the research and development of this newly formed "Combined Company"; (iii) regulatory approval and market acceptance of the "Combined Company" proposed future products; (iv) the timely and successful completion of additional financing; and (v) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through the issuance of new debt or equity instruments.
The situation on the financial markets and uncertainty in the research and development result may impair the ability of the Company to raise capital when needed or on attractive terms.
The accompanying consolidated financial statements and related notes (the “Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.
Registered office of ERYTECH Pharma S.A.: 60 avenue Rockefeller, 69008, Lyon, France.
Major events of 2022
Business
February 2022: Impact of the Conflict in Ukraine on Our Business
Beginning on February 24, 2022, Russia significantly intensified its military operations in Ukraine.
We are closely monitoring developments in the current context and will take appropriate measures as necessary. The war in Ukraine did not impact our financial results for the period ended on December 31, 2022. Our business does not conduct any trial in Ukraine, Russia or Belarus and does not have any asset or vendors located in these regions.

April 2022:
•Sale of ERYTECH’s U.S. cell therapy manufacturing facility to Catalent
Under the terms of an asset purchase agreement between the Group ERYTECH and Catalent (the “APA”), Catalent agreed to acquire ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total gross consideration of $44.5 million (€40.7 million) paid at closing. Catalent has extended offers of employment to approximately 40 people employed by Erytech at the Princeton facility.
The net profit on the sale of the property, plant and equipments, lease contract, after transaction cost ( $3.3 million, €3.0 million) and before tax amounts to 26.6 million dollars (€24.3 million euros) and was recorded as other income in the consolidated statement of income (loss) .
•New vesiculation technology

The company presented its red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022.
May 2022:
•The NOPHO trial evaluated the safety and pharmacological profile of eryaspase in acute lymphoblastic leukemia (ALL) patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. In December 2020, positive trial results were presented at the 2020 American Society of Hematology annual meeting. See section 2.2. – activities of the Group and 2.5 - events after the reporting period for further information.
•Following the Catalent transaction, the company continues to evaluate other strategic options for leveraging its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.
•On May 25, 2022, the management of Erytech Pharma (France) informed the employees of the start of a collective redundancy procedure, a job protection plan, involving the cuts of 52 positions out of 109. The consultation phase of the CSE has ended on July 31, 2022. All terminations took place during the fourth quarter 2022.
July /August 2022:
ERYTECH Pharma announced that it no longer seek approval for Graspa® in hypersensitive acute lymphoblastic leukemia (ALL) following feedback from the U.S. Food and Drug Administration (FDA).
Following the sale of its production facility in Princeton, New Jersey, for $44.5 million in April 2022, the Company appointed a specialized advisor to evaluate strategic options to leverage its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.
October 2022
ERYTECH announced Receipt of Nasdaq Notice dated October 7, 2022, indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s American Depositary Shares (“ADSs”) for the prior 30 consecutive business day period, the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1). The Notification Letter has no immediate effect on the listing of the ADSs and ERYTECH.
ERYTECH intends to regain compliance within the applicable compliance period and is currently evaluating its options to do so. During this time, the Company’s ADSs will continue to be listed and trade on The Nasdaq Global Select Market and the Company’s business and operations are not affected by the receipt of the Notification Letter.
November 2022
•Graspa program halted after FDA feedback on envisaged BLA submission in hypersensitive ALL
Considering also the earlier setback of a failed Phase 3 trial in pancreatic cancer, and a non-conclusive early readout of first patients in a Phase 2 trial in TNBC, both with the same product candidate, ERYTECH concluded to halt further development with Graspa®, L-asparaginase encapsulated in donor red blood cells, until then the lead candidate for ERYTECH, and focus on its most promising preclinical programs.
•Promising preclinical development with ERYCEVTM, novel red blood cell vesiculation technology
RBC-derived extracellular vesicles are formed naturally during senescence and storage of mature RBCs and are a potentially attractive drug delivery system. Vesiculation of RBCs that have already been loaded with active therapeutic compounds utilizing the ERYCAPS® process, entails the potential of producing cargo-loaded RBC-derived extracellular vesicles for the development of novel therapeutic approaches. ERYCEV results to date illustrate the versatility of ERYTECH’s encapsulation science in RBCs and its potential for leverage in further partnered developments.
•In connection with the halt of the Company’s lead program Graspa, a restructuring program was initiated earlier this year. Those deep restructuring operations are fully implemented at the end of 2022.
The staff reduction in France was approved by labor authorities in September 2022 and is fully implemented. Combined with the approximately 40 people who transferred to Catalent after the sale of the Company’s manufacturing facility in Princeton, the global team size was reduced by 75% compared to the start of this year. The Company has retained its R&D team and its expertise in key functional areas to keep the ability to restart a pipeline of partnered development programs and maintain a fully operational dual listed company.

Major events of 2021
Business
March 2021
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
May 2021
•On May 19,2021, ERYTECH has called a 7th OCABSA tranche for net proceeds of €2.9 million
•July and August 2021
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
The Board of Directors authorized the consolidated financial statements on a going concern basis as the Company will be able to fund its operations beyond the next 12 months after the closing date, considering:
•Cash and cash equivalents held by the Company amounted to €38.8 million as of December 31, 2022. They are composed of cash and term deposits readily available without penalty;
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
2.2Statement of compliance
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were authorized for issuance by the Board of Directors of the Company on March 22, 2023. They will be subject to the approval of the General Meeting on June 23, 2023.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).
As of December 31, 2022, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
The new applicable standards, amendments and interpretations since January 1, 2022 have had no significant impact on the Company’s consolidated financial statements.
Recently issued accounting pronouncements that may be relevant to the Company’s operations are as follows:

•Amendments to IAS 1 - Classification of liabilities as current or non-current; Disclosure of Accounting Policies, effective on January 1, 2024;
•Amendments to IAS 8 - Definition of Accounting Estimates, effective on January 1, 2023 .

The Company does not expect any significant impact resulting from the future adoption of these standards

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

2.4.Foreign currencies
Functional Currency and Translation of Financial Statements into Presentation Currency
The Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A. (the “Parent Company”). The statement of financial position of the consolidated entity having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statement of income (loss), statement of comprehensive income (loss) and statement of cash flow of such consolidated entity are translated at the average exchange rate for the period, except if exchange rates or the volume and size of transactions fluctuate significantly. The resulting translation adjustment is included in other comprehensive income (loss) as a cumulative translation adjustment.

Exchange rate (USD per EUR)	12/31/2020	12/31/2021	12/31/2022
Weighted average rate	1.1413	1.1835	1.0539
Closing rate	1.2271	1.1326	1.0666
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
2.5Use of estimates and judgments
Preparation of the consolidated financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The Company has not identified any environmental risks that would require significant new estimates or judgments. The use of estimates and judgment relate primarily to the measurement of:
•the hospital costs accrual (see note 4.10).
•recoverable value of right-of-use and tangible fixed assets (see note 4.1 and 4.2).
•the share-based payments in accordance with IFRS 2 (see note 3.3.3);
•the fair value of the convertible notes' agreement and its classification in accordance with IFRS 9 and IAS 32 (see note 4.8.1);

2.6Presentation of the statement of income (loss) & statement of financial position
The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is the research and development. Consequently, only “research and development expenses” and “general administrative expenses” functions are considered to be representative of the Company's activities. The detail of the expenses by nature is disclosed in note 3.2.
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
Information per geographical segment

Income from external customers (amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
France	61	0	60
United States	185	128	134
Total	246	128	194

Non current assets (amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
France	8,414	6,325	3,140
United States	21,265	19,520	37
Total	29,679	25,845	3,177
2.9 Events after the close of the reporting period
On January 20, 2023, Erytech Pharma received from the French tax authorities a notice of tax audit. This tax audit concerns the fiscal years ending on 12/31/2020 and 12/31/2021. The Company awaits the comments of the tax authorities following the first meeting held on February 8, 2023.
On February 15, 2023 ERYTECH and PHERECYDES announced a Proposed Combination intending to create a Global Leader in extended phage therapies.
This strategic combination would build on complementary expertise and capabilities of both companies to accelerate development of extended phage therapies for antimicrobial resistance (AMR), in particular via the phase II PhagoDAIR study conducted by PHERECYDES, as well as other anti-infective fields and therapeutic areas with high unmet medical needs.
Under the terms of the Memorandum of Understanding, PHERECYDES shareholders would receive 15 new ERYTECH shares for every 4 PHERECYDES shares they currently own. Upon completion of the transaction, PHERECYDES shareholders are expected to hold approximately 49.5% of the share capital and voting rights of ERYTECH.
Transaction is expected to close at the end of the second quarter of 2023.
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
The Company has benefited from the Research Tax Credit since its inception.
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

Partnership with Orphan Europe NOPHO clinical trial
Within the context of this agreement, Orphan Europe agreed to finance the NOPHO study for a total amount of €600 thousand. This Income is recognized in “other income” in the statement of income (loss).

License agreement with SQZ Biotechnologies ("SQZ")
Under the term of the agreement, the Company has granted SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. In accordance with IFRS15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property ("static license"). Consequently, the income linked to the upfront payment (€1 million) was recognized in June 2019 when SQZ Biotechnologies could begin to use the licensed intellectual property.

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Research Tax Credit	3,430	3,669	1,486
Subsidies and extinguishment of conditional advance (1)	42	383	4,968
Income from licenses or other contracts	246	128	194
Net gain on disposal of tangible assets			24,351
Total	3,718	4,180	30,998
(1) The extinguishment of BPI conditional advance on TEDAC research program for €4,895 thousand is discussed in note 4.8.2.
The reduction in the research tax credit is related to the end of the TRYbeCA1 clinical trial.

The net gain from the disposal of fixed assets is related to the sale of the Princeton plant to Catalent and breaks down as follows :
–Proceeds from the sale of €40,676 thousand ($44,500 thousand);
–The net book value of tangible fixed assets of €15,673 thousand ($17,146 thousand);
–The net book value of intangible fixed assets of €4 thousand ($4 thousand)
–The net book value of the rights of use for €3,022 thousand ($3,307 thousand);
–The cancellation of the lease obligation for €5,419 thousand ($5,928 thousand);
–Transaction costs of €3,046 thousand ($3,333 thousand)

3.2Operating expenses by nature
3.2.1Research and development expenses

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	54	6,732	6,786
IT costs and maintenance	117	1,162	1,279
Services, subcontracting and fees	1,099	28,487	29,586
Personnel expenses	2,268	13,361	15,629
Depreciation and amortization	283	3,951	4,234
Other	25	41	66
Total	3,846	53,734	57,580

For the year ended December 31, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	151	4,849	5,000
IT costs and maintenance	116	1,366	1,482
Services, subcontracting and fees	589	17,480	18,069
Personnel expenses	1,960	13,633	15,593
Depreciation and amortization	353	4,531	4,884
Other	17	55	72
Total	3,186	41,914	45,100

For the year ended December 31, 2022 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	165	1,019	1,184
IT costs and maintenance	45	949	994
Services, subcontracting and fees	395	1,287	1,682
Personnel expenses	1,883	9,576	11,459
Depreciation, amortization & impairment	444	3,548	3,992
Other	82	514	596
Total	3,014	16,893	19,907

The €25.2 million significant decrease in research and development expenses between 2022 and 2021 can be explained by:
–a decrease of €16.4 million of services and subcontracting expenses:
–TRYbeCA-1 study cost decreased by $14.5 million, of which patient cost for €5.3 million, CRO cost for €5.9 million, Graspa production cost for €1.5 million and other clinical vendors for €1.8 million, following the negative result of the study at the end of 2021 .
–TRYbeCA-2 cost decreased by €0.9 million (including €0.6 million for patient cost) and NOPHO cost decreased by €0.3 million.
–a decrease in consumable of €3.8 million, as no additional purchase of Eryaspase were made in 2022.
–a decrease of €4.1 million of personnel expenses, with the transfer to Catalent of Princeton manufacturing facility employees in April 2022 and the restructuring plan in Lyon completed in the fourth quarter 2022. The average number of full-time employees allocated to our research and development workforce decreased from 152 in 2021 to 93 in 2022. The personnel expense in 2022 includes a Lyon (France) restructuring charge of €1.3 million (refer to note 1 and 4.6).
–a net decrease in depreciation and amortization expenses of €- 0.9 million in 2022, mainly related to:
–the decrease in depreciation of the Princeton Manufacturing facility sold to Catalent for €2.0 million
–the decrease in amortization and impairment of intangible assets of €0.6 million in 2022 (due to impairment loss recorded in 2021 on the Troy project)
–an impairment charge of €1.7 million in 2022 for the facilities, fixtures, equipment and rights of use of the Adenine production unit in France (refer to notes 4.1.3 and 4.2).
The €12.5 million decrease in research and development expenses between 2021 and 2020 can be explained by:
–the decrease of €11.5 million in external services mainly linked to decrease in clinical study expenses (Clinical Research Organization vendor and Patients site cost).
–the decrease of €1.8 million in consumables, mainly related to reduction of purchase of Asparagynase (Graspa production key component used in clinical trial for patient treatment)

3.2.2.General and administrative expenses

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Consumables	224	226	93
IT Costs and maintenance	1,070	1,129	1,048
Services, subcontracting and fees	5,962	6,684	6,477
Personnel expenses	6,573	6,174	5,013
Depreciation and amortization	686	494	627
Other	455	888	630
Total	14,970	15,595	13,887
The 0.6 million euro increase of general and administrative expenses between 2020 and 2021 is explained mostly by insurance premium increase of €1,323 thousand and personnel expenses decrease €399 thousand.
The €1.71 million decrease of general and administrative expenses between 2021 and 2022 is explained mostly by personnel expenses reductions. G&A personnel expenses decreased by €1.2 million in 2022, with the combined effects of employees resignations and a restructuring plan in Lyon . The average number of full-time employees allocated to our G&A workforce decreased from 42 in 2021 to 26 in 2022. The personnel expense in 2022 includes a Lyon (France) restructuring charge of €0.4 million (refer to note 1 and 4.6).
3.3Personnel expenses

3.3.1.Research and development expenses

For the year ended December 31, 2020 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,579	9,886	11,465
Share-based payments (employees and executive management)	24	507	531
Social security expenses	665	2,968	3,633
Total personnel expenses	2,268	13,361	15,629

For the year ended December 31, 2021 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,318	10,106	11,424
Share-based payments (employees and executive management)	110	570	680
Social security expenses	532	2,957	3,489
Total personnel expenses	1,960	13,633	15,593

For the year ended December 31, 2022 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,348	7,748	9,096
Share-based payments (employees and executives)	0	(44)	(44)
Social security expenses	535	1,872	2,407
Total personnel expenses	1,883	9,576	11,459
The weighted average full-time employees (FTE) was 166 in 2020, 152 in 2021 and 93 in 2022.

3.3.2.General and administrative expenses

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Wages and salaries	4,393	4,032	3,399
Share-based payments (employees and executive management)	532	561	442
Social security expenses	1,648	1,581	1,172
Total personnel expenses	6,573	6,174	5,013
The weighted average full-time employees (FTE) was 41 in 2020, 42 in 2021 and 26 in 2022.

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
Share subscription warrants (“BSA”) plan

Types of securities	BSA2014	BSA2016	BSA2017	BSA2019	BSA2021
Vesting period	NA	Tranche 1 : 1 year Tranche 2 : 2 years	Tranche 1 : 1 year Tranche 2 : 2 years Tranche 3 : 3 years	2 years	1 year
Maturity	January-2024	Depending of the grant date October-2021 January-2022	Depending of the grant date June-2022 January-2023	October-2022	October 2024

The main assumptions used to determine the fair value of the plans granted in 2021. The Company did not grant new BSA in 2020 and 2022.

Grant in July 2021
Number of warrants	75,250
Plan	BSA2021
Exercise price	€3.82
Price of the underlying share	€3.55
Expected dividends	—%
Volatility (1)	55.16%
Expected term	2.5 years
Fair value of the plan (in thousands of euros) (2)	82
(1)based on the historical volatility observed on the ERYP index on Euronext
(2)The acquisition price of the BSA granted in July 2021 was equal to the grant date fair value of the instrument. Therefore, no expense was recognized under IFRS 2.
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
The main assumptions used to determine the fair value of the plans granted in 2020 and 2021 are presented in the tables below. The Company did not grant any SO in 2022.

	Grant in February 2020	Grant in July 2020
Number of options	41,950	374,000
Plan	SO2019	SO2020
Exercise price	€5.87	€6.88
Price of the underlying share	€5.51	€6.56
Expected dividends	0.00%	0.00%
Volatility (1)	41.35%	43.41%
Expected term	T1: 6 years T2: 6.5 years
Fair value of the plan (in thousands of euros)	84	951

	Grant in November 2020	Grant in June 2021	Grant in July 2021	Grant in December 2021
Number of options	75,000	57,000	377,550	149,000
Plan	SO2020	SO2020	SO2021	SO2021
Exercise price	€6.14	€4.78	€3.71	€2.14
Price of the underlying share	€6.37	€4.37	€3.55	€2.10
Expected dividends	0.00%	0.00%	0.00%	0.00%
Volatility (1)	44.32%	44.30%	44.25%	45.82%
Expected term	T1: 6 years T2: 6.5 years
Fair value of the plan (in thousands of euros)	199	96	533	131
(1)based on the historical volatility observed on the ERYP index on Euronext
Free shares (“AGA”) plan

Types of securities	AGA2017	AGA2018	AGA2019	AGA2020	AGA2021
Vesting period	Tranche 1:1 year Tranche 2: 2 years Tranche 3: 3 years		Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years Tranche 4 : 4 years Tranche 5 : 5 years
The main assumptions used to determine the fair value of the plans granted in 2020 and 2021 are presented in the table below. The Company did not grant new AGA in 2022.

	Grant in February 2020	Grant in July 2020
Number of shares	50,037	250,012
Plan	AGA 2019	AGA 2020
Price of the underlying share	€5.51	€6.56
Expected dividends	0.00%	0.00%
Volatility (1)	38.55%	42.23%
Maturity	5 years	5 years
Performance criteria	(2)	(2)
ERYP	€5.87	€6.88
Performance multiple ("PM")	2	2
Fair value of the plan (in thousands of euros)	133	877

	Grant in June 2021	Grant in July 2021	Grant in December 2021
Number of shares	50,831	231,000	93,331
Plan	AGA 2020	AGA 2021	AGA 2021
Price of the underlying share	€4.37	€3.55	€2.10
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	44.79%	44.72%	47.56%
Maturity	5 years	5 years	5 years
Performance criteria	(2)	(2)	(2)
ERYP	€4.78	€3.71	€2.14
Performance multiple ("PM")	2	2	2
Fair value of the plan (in thousands of euros)	121	465	133
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
•If TRi <=0% no shares granted are acquired
•If Tri>100% all the shares granted are acquired
•If 0%<TRi<100% shares granted are acquired following the TRi percentage

Breakdown of expenses per financial year

Plan name	Amount in P&L in euros thousands as of December 31, 2020	of which employees	of which executive officers and executive committee	of which board members
AGA	537	298	239	—
BSA	43	—	—	43
SO	599	189	410	—
Total	1,179	487	649	43

Plan name	Amount in P&L in euros thousands as of December 31, 2021	of which employees	of which executive officers and executive committee	of which board members
AGA	616	306	311
BSA	1			1
SO	706	193	432	82
Total	1,323	499	743	83

Plan name	Amount in P&L in euros thousands as of December 31, 2022	of which employees	of which executive officers and executive committee	of which board members
AGA	246	(51)	297	—
BSA	—	—	—	—
SO	201	(22)	174	49
Total	447	(73)	471	49

There were no new instruments attributed in 2022. Due to the significant departures of the year, share based expenses in 2022 included a true up to account for actual forfeitures, which resulted in a net reversal for employees.
Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder's warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted-average exercise price
Outstanding at December 31, 2019	40,804	€97.34
Exercisable at December 31, 2019	40,804	€97.34
Granted	—	€—
Forfeited	(19,386)	€73.60
Exercised	(1,608)	€73.60
Outstanding at December 31, 2020	19,810	€122.50
Exercisable at December 31, 2020	19,810	€122.50
Granted
Forfeited
Exercised
Outstanding at December 31, 2021	19,810	€122.50
Exercisable at December 31, 2021	19,810	€122.50
Granted
Forfeited
Exercised
Outstanding at December 31, 2022	19,810	€122.50
Exercisable at December 31, 2022	19,810	€122.50

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted-average exercise price
Outstanding at December 31, 2019	897,246	€10.26
Exercisable at December 31, 2019	173,899	€21.46
Granted	505,950	€6.69
Forfeited	(111,860)	€9.53
Exercised	—	€—
Outstanding at December 31, 2020	1,291,336	€8.91
Exercisable at December 31, 2020	236,525	€21.28
Granted	658,800	€3.46
Forfeited	(45,925)	€5.74
Exercised	—	€—
Outstanding at December 31, 2021	1,904,211	€7.09
Exercisable at December 31, 2021	636,376	€11.47
Granted
Forfeited	(881,264)	€7.83
Exercised
Outstanding at December 31, 2022	1,022,947	€6.45
Exercisable at December 31, 2022	549,097	€11.56

Number of outstanding free shares (AGA) with a ratio of 1 option = 1 share	Number of oustanding free shares
Outstanding at December 31, 2019	648,345
Granted	300,049
Forfeited	(181,146)
Acquired	(6,743)
Outstanding at December 31, 2020	760,505
Granted	375,162
Forfeited	(144,047)
Acquired	(22,539)
Outstanding at December 31, 2021	969,081
Granted
Forfeited	(385,360)
Acquired
Outstanding at December 31, 2022	583,721
As of December 31, 2022, the outstanding equity instruments could lead to the issuance of 1,804,768 potential shares.
3.4.Depreciation, amortization and impairment

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Amortization and impairment of intangible assets	16	571	7
Depreciation of property, plant and equipment	3,457	3,455	2,168
Impairment of property, plant and equipment			983
Depreciation of the right of use	1,518	1,351	733
Impairment of the right of use			728
Total amortization and depreciation	4,991	5,377	4,619
The decrease in depreciation in 2022, is primary related to the sale of the Princeton facility to Catalent in April 2022 for €1,896 thousand and to the impairment of the intangible production process for €560 thousand in 2021 . The impairment charge increase in 2022 mainly concerns Adenine (Lyon, France) production site, with €983 thousand for the equipments and €728 thousand for the right of use (see note 4.1.2 and 4.2) .
3.5.Financial income (loss)

Accounting policies

Financial income (loss) includes mainly:
•Amortized costs of convertibles notes and change in fair value of embedded derivatives;
•Interest expenses incurred on financial liabilities and lease liabilities;
•Income received from cash and cash equivalents;
•Gains and losses on exchange rate variations on financial and investing transactions.

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Income from short term deposits	12	13	58
Change in fair value of derivative liabilities	652	1,175	0
Other financial income	225	4,234	4,395
Financial income	889	5,422	4,453
Amortized cost of convertible notes	(1,684)	(1,566)
Financial expenses on lease liability	(336)	(305)	(138)
Interest expense related to borrowings	(142)	(267)	(181)
Other financial expenses	(3,192)	(564)	(1,045)
Financial expenses	(5,354)	(2,702)	(1,364)
Financial income (loss)	(4,465)	2,720	3,089
Other financial income and expenses are mainly comprised of:
•Net Foreign currency gains and (losses) of €(3,028) thousand in 2020, €3,570 thousand in 2021 and €2,891 thousand in 2022;
•A net expense of €390 thousand in 2021 related to the accounting of OCABSA contract, in accordance with IFRS 9 (no corresponding expense in 2020 and 2022).
• In 2022 we recorded €386 thousand related to the extinguishment of BPI conditional advance accrued interest (see note 4.8.2).
3.6Income tax

Accounting policies
Current taxes
The Parent Company, as an entity incorporated in France, is subject to the corporate value-added contribution "cotisation sur la valeur ajoutée des entreprises—CVAE" . To enter within the scope of IAS 12 Income Taxes (“IAS 12”), a tax must be calculated based on a net amount of income and expenses, and this net amount can be different from the net book results. The Company has judged that the corporate value-added contribution satisfies the characteristics outlined in this conclusion, insofar as the value added constitutes the intermediate level of income that systematically serves as the basis, according to French tax law, for determining the amount owing in relation to the corporate value-added contribution.
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

Tax rate and tax loss carryforwards
As of December 31, 2022, the amount of accumulated tax loss carryforwards were:
•€364.2 million in France, with no expiration date. The proposed merger with PHERECYDES (refer to note 2.9) may limit the Company’s ability to use all or part of the tax loss carryforward.
•€12.2 million ($13.0 million) in the United States with no expiration date.
The standard corporate tax rate in France was 25% for 2022.

Reconciliation of the effective tax rate

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Net loss	(73,300)	(53,797)	(228)
Current Income tax (1)	(3)	(2)	(521)
Profit / Loss before tax	(73,297)	(53,795)	293
Tax rate	28%	26.50%	25.00%
Theoretical tax expense or income	20,522	14,256	(73)
Current year loss not capitalized	(20,803)	(15,766)	(585)
Research tax credits	960	972	371
Tax rate differences	—	—	(58)
Share based compensation expense	(330)	(351)	(112)
Other differences	(354)	887	(64)
Effective tax (loss) / income	(3)	(2)	(521)
Nature of deferred taxes
The deferred tax related to loss carryforwards of Erytech Pharma S.A are computed using a rate of 25%.

(1) Considering the level of tax loss of the Company, no current tax expense were recognized in 2020 and 2021. In 2022 following the sales of the Princeton facility by our US subsidiary and the recognition of a net gain of €24.3 millions (see note 3.1), the Company performed a tax analysis to determine the extent of prior year federal and state tax losses which could be carried forward to offset the current year gain. As a result of this analysis, the company recorded a current income tax expense of €0.5 million for the year ended December 31, 2022.

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Loss carryforward	76,978	91,775	94,466
Tax credit carryforward	79	178	158
Temporary differences	484	953	410
Unrecognized deferred tax assets	(77,541)	(92,906)	(95,035)
Net amount	—	—	—
The Company did not recognized any deferred tax expense or income in 2020, 2021, 2022.

3.7Basic earnings (loss) per share and diluted earnings (loss) per share

Accounting policies

The basic earnings per share are calculated by dividing the Company’s net income (loss) by the weighted average number of shares in circulation during the corresponding period.
The diluted earnings per share are calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, equity instruments granted to employees, members of the Board of Directors or other individuals as detailed in note 3.3.3 and convertibles notes and warrants issued as part of the financing agreement with financing agreement with Luxembourg-based European High Growth Opportunities Securitization Fund as detailed in note 4.8.1.
Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of diluted loss per share. Thus, basic and diluted loss per share are equal as all equity instruments issued have been considered anti-dilutive.

	12/31/2020	12/31/2021	12/31/2022
Net loss (in thousands of euros)	(73,300)	(53,797)	(228)
Weighted number of shares for the period (1)	18,386,587	23,692,457	31,016,053
Basic loss per share (€/share)	(3.99)	(2.27)	(0.01)
Diluted loss per share (€/share)	(3.99)	(2.27)	(0.01)

	12/31/2020	12/31/2021	12/31/2022
Number of shares as of January 1 (1)	17,937,535	18,386,587	31,016,053
Number of shares issued during the year (prorata temporis)
Share capital increase	—	3,591,634
Conversion of convertible notes ("OCA")	437,128	1,705,162
Exercise of warrants	10,391	—
Free shares acquired	1,533	9,074
Weighted number of shares for the period	18,386,587	23,692,457	31,016,053
(1)after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).
As of December 31, 2020, 2021 and 2022, the potential shares that could be issued (see Note 3.3.3 and Note 4.9.1) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

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
Other intangible assets
Other intangible assets are recorded at their acquisition cost plus costs directly attributable to the preparation of the asset for its intended use.
Other intangible assets mainly comprised costs of modeling studies of a new production process and costs of acquisition of software licenses.

Intangible assets with a finite life are amortized on the basis of the straight-line method over their estimated useful life.

Intangible assets Item	Amortization period
Software	1 to 5 years

(amounts in thousands of euros)	Other intangible assets	Intangible assets in progress	TOTAL
GROSS VALUE
As of As of December 31, 2019	1,876	—	1,876
Increase	—	2	2
Decrease	—	—	—
FX rate impact	(1)	—	(1)
Reclassification	—	—	—
As of As of December 31, 2020	1,875	2	1,877
Increase	—	—	—
Decrease	(201)	—	(201)
FX rate impact	1	—	1
Reclassification	(2)	—	(2)
As of As of December 31, 2021	1,673	2	1,675
Increase	—	—	—
Decrease	(7)	—	(7)
FX rate impact	—	—	—
Reclassification	2	(2)	—
As of As of December 31, 2022	1,668	—	1,668

ACCUMULATED AMORTIZATION AND IMPAIRMENT
As of As of December 31, 2019	(1,273)	—	(1,273)
Increase	(16)	—	(16)
Decrease	—	—	—
FX rate impact	1	—	1
As of As of December 31, 2020	(1,288)	—	(1,288)
Increase	(571)	—	(571)
Decrease	199	—	199
FX rate impact	—	—	—
As of As of December 31, 2021	(1,660)	—	(1,660)
Increase	(7)	—	(7)
Decrease	4	—	4
FX rate impact	—	—	—
As of As of December 31, 2022	(1,663)	—	(1,663)

NET VALUE
As of December 31, 2019	603	—	603
As of December 31, 2020	587	2	589
As of December 31, 2021	13	2	15
As of December 31, 2022	5	—	5
After performing an impairment test at the end of 2019, the Company determined that €1,036 thousand of the intangible asset will no longer be used in the intended production process. The remaining amount has been impaired totally in 2021 for €560 thousand.

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
An impairment is recognized up to the amount of the excess of the value over the recoverable value of the asset.

(amounts in thousands of euros)	General equipment, fixtures and fittings	Plant, equipment and tooling	Office equipment and computers	Assets under construction	TOTAL
GROSS VALUE
As of December 31, 2019	22,385	4,806	1,171	1,079	29,441
Increase	30	301	37	78	446
Decrease	(83)	(69)	—	(26)	(178)
FX rate impact	(1,644)	(247)	(36)	(13)	(1,940)
Reclassification	13	996	32	(1,041)	—
As of December 31, 2020	20,701	5,787	1,204	77	27,769
Increase	59	27	21	108	215
Decrease	(157)	(144)	(204)		(505)
FX rate impact	1,487	234	31	3	1,755
Reclassification		12	65	(76)	1
As of December 31, 2021	22,090	5,916	1,117	112	29,235
Increase	0	82	0	0	82
Decrease	(19,862)	(3,092)	(383)	(54)	(23,390)
FX rate impact	686	147	14	2	849
Reclassification	0	58	2	(60)	0
As of December 31, 2022	2,914	3,111	750	0	6,775

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of December 31, 2019	(2,121)	(1,220)	(469)	—	(3,810)
Increase	(2,232)	(993)	(232)	—	(3,457)
Decrease	8	69	—	—	77
FX rate impact	218	52	13	—	283
Reclassification	—	—	—	—	—
As of December 31, 2020	(4,127)	(2,092)	(688)	—	(6,907)
Increase	(2,170)	(1,072)	(213)	—	(3,455)
Decrease	151	142	196	—	489
FX rate impact	(308)	(80)	(14)	—	(402)
Reclassification				—	—
As of December 31, 2021	(6,454)	(3,102)	(719)	—	(10,275)
Depreciation	(1,466)	(604)	(99)	—	(2,169)
Impairment	(65)	(795)	(123)	—	(983)
Decrease	5,437	1,601	222	—	7,261
FX rate impact	(154)	(57)	(6)	—	(218)
Reclassification	—	—	—	—	—
As of December 31, 2022	(2,701)	(2,957)	(725)	—	(6,383)

NET VALUE
As of December 31, 2019	20,264	3,586	702	1,079	25,631
As of December 31, 2020	16,574	3,695	516	77	20,862
As of December 31, 2021	15,636	2,814	398	112	18,960
As of December 31, 2022	213	154	25	0	393

The decrease of the gross value is primary related to the sale of the Princeton facility to Catalent in April 2022 (refer to note 3.1). The gross value of the manufacturing facility was €22,346 thousand ($24,447 thousand), of which general equipment fixtures of €19,862 thousand, fittings and plant equipments and tooling of €2,070 thousand, Office equipment and computers of €361 thousand, and assets under construction of €54 thousand.
The Company further disposed of plant equipments and tooling with a gross value of €1,022 thousand.
The decrease of accumulated depreciation of €7,261 thousand in 2022 is mainly related to the depreciation of the property, plant and equipment transferred to Catalent, which represents €6,673 thousand ($7,301 thousand). The remaining decrease of depreciation is related to plant equipment and tooling disposal for €565k.
The net book value of the property, plant and equipment sold to Catalent is €15,673 thousand ($17,146 thousand).
The €983k impairment loss recorded in 2022 mainly concerns the equipment of the Adenine (Lyon, France) production site.The equipment was tested for impairment further to the Company's decision to engage in a restructuring of the Company’s activities in France, and in particular the decision to start a collective redundancy procedure (see notes 1 and 4.7) which resulted in substantial changes to the Company clinical manufacturing capacities . These measures were required after the unsuccessful end of the TRYbeCA1 and TRYbeCA2 clinical trials and the subsequent termination of the Eryaspase development program (Eryaspase was produced at Adenine).The impairment loss was included in research and development expenses (see note 3.2.1) and in general and administrative expenses (see note 3.2.2).
The Company estimated the recoverable amount of the Company’s assets based on their fair values less costs of disposal using a depreciated replacement cost method and after considering the specialized nature of the assets . The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

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
The right of use is subsequently measured at cost less depreciation and any accumulated impairment loss. The amount can be adjusted based on certain revaluations of the lease liability. The right of use are tested for impairment whenever there is an indicator that such asset may be impaired.

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE
As of December 31, 2019	11,237	954	80	118	12,389
Increase	92	—	7	—	99
Decrease	—	—	(14)	—	(14)
FX rate impact	(483)	—	—	—	(483)
Reclassification		—	—	—	—
As of December 31, 2020	10,846	954	73	118	11,991
First application of IFRS 16					—
Increase		383	33		416
Decrease	(1,763)				(1,763)
FX rate impact		13			375
Reclassification		0	—	0	0
As of December 31, 2021	9,445	1,350	106	118	11,019
Increase	75	—	13		88
Decrease	(4,045)	(396)			(4,441)
FX rate impact	198	—			198
Reclassification					—
As of December 31, 2022	5,673	954	119	118	6,864

ACCUMULATED DEPRECIATION AND IMPAIRMENT
As of December 31, 2019	(1,285)	(954)	(23)	(118)	(2,380)
Increase	(1,489)	—	(29)	—	(1,518)
Decrease	0	0	10	—	10
FX rate impact	125	—	—	—	125
Reclassification	—	—	—	—	—
As of December 31, 2020	(2,649)	(954)	(42)	(118)	(3,763)
Increase	(1,252)	(76)	(23)	—	(1,351)
Decrease	1,070	0	—	—	1,070
FX rate impact	(103)	(3)	—	—	(106)
Reclassification	—	—	—	—	—
As of December 31, 2021	(2,934)	(1,033)	(65)	(118)	(4,150)
Increase	(706)		(27)		(733)
Impairment	(728)	—	—	—	(728)
Decrease	1,339	79	—	—	1,418
FX rate impact	(89)	—	—	—	(89)
Reclassification		—	—	—	—
As of December 31, 2022	(3,116)	(954)	(92)	(118)	(4,280)

NET VALUE
As of December 31, 2020	8,197	—	31	—	8,228
As of December 31, 2021	6,511	317	41	—	6,869
As of December 31, 2022	2,557	—	27	—	2,584
The remaining right of use net book value of €2,584 thousand is mainly related to Bioserra building lease in Lyon (France) for €2,557 thousand.

–The decrease in 2022 of the building and equipments rights of use, with a gross amount of $4,441 thousand, accumulated depreciation of €1,418 thousand and a net book value of €3,022 thousand ($3,307 thousand) is related to the Princeton Plant sale to Catalent;
–The increase of building right of use impairment loss of €728 thousand in 2022 (see note 3.4) is mainly the result of the impairment test conducted on the Adenine (Lyon, France) building right of use after the site has been idled, following 2022 adverse events (mostly clinical study result and restructuring plan). The Adenine right of use was written down to zero  given the specialized nature of the site, its current rent compared to market rents and the low prospects of sub-letting the site before its lease term (end of June 2024).
–The Company also performed an impairment test on the remaining material right-of-use asset which relates to the Bioserra (Lyon, France) building as of December 31, 2022. The Company estimated the recoverable amount of this asset based on its fair value less costs of disposal using a discounted cash flow model with assumptions such as the term of the lease (June 2029), market rents and average rate of return for similar buildings. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used. An immaterial impairment charge was recognized on this asset after conducting the test.

4.3.Other non current assets

Accounting policies

Other financial assets are composed of receivables initially recognized at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method.
Financial assets with a maturity of more than one year are classified in “other non-current financial assets” in accordance with IAS 1.

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Deposits related to leased premises	454	476	193
Advance payments to suppliers	620	342	0
Other	17	58	2
Total other non-current assets	1,091	876	195
Advance payments comprised payments made to service providers, especially Contract Research Organizations (“CROs”), involved with the conduct of the clinical trials in the solid tumors indication (TRYbeCA-1 and TRYbeCA-2 study).
4.4Trade receivables and other current assets

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

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Trade and other receivables	4	12	76
Total current trade receivables	4	12	76
Research Tax Credit	3,432	3,549	1,484
Other receivables (including tax and social receivables)	898	669	973
Net investment in a sublease	0	479	43
Deposits related to leased premises	8	7	121
Advance payments and deposits to suppliers	51	377	342
Prepaid expenses	793	1,256	805
Total other current assets	5,182	6,337	3,769
Research Tax Credit
The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit.
As of December 31, 2020, December 31, 2021 and December 31, 2022, the CIR receivables included Research Tax Credit of the year.
Tax and social receivables and other receivables
Tax and social receivables and other receivables mainly related to VAT receivables (€635 thousand as of December 31, 2020, €610 thousand as of December 31, 2021 and €899 thousand as of December 31, 2022).
Prepaid expenses
As of December 31, 2022 and December 31, 2021, prepaid expenses are mainly related to insurance expense..
4.5Cash and cash equivalents

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
They are recorded as assets in cash equivalents, measured at their fair value, and the changes in value are recognized in financial income (loss).

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Current account	34,348	24,593	26,676
Term deposits	10,098	9,106	12,113
Total cash and cash equivalents as reported in statement of financial position	44,446	33,699	38,789
Bank overdrafts	—	—	—
Total cash and cash equivalents as reported in statement of cash flow	44,446	33,699	38,789

As of December 31, 2020, term deposits included a term deposit of €10.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of December 31, 2021, term deposits included a term deposit of €9.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
As of December 31, 2022, term deposits included a term deposit of €12.0 million with a maturity of one month and deposits of €0.1 million convertible into cash immediately.
4.6.Shareholders’ equity

Accounting policies

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the proceeds from the issue, net of tax.

As of December 31, 2022, the capital of the Parent Company consisted of 31,018,553 shares, fully paid up, with a nominal value of 0.10 euro.

Number of shares
As of December 31, 2019	17,940,035
Conversion of convertible notes ("OCA")	2,094,704
Exercise of warrants	16,080
Free shares acquired	6,743
As of December 31, 2020	20,057,562
Shares issued as part of the April Registered Direct Offering	4,137,932
Shares sold under the at-the-market (“ATM”) program	744,186
Shares issued as part of the December Registered Direct Offering	3,078,432
Conversion of convertible notes ("OCA")	2,977,887
Free shares acquired	22,554
As of December 31, 2021	31,018,553
Shares issued as part of the April Registered Direct Offering	—
Shares sold under the at-the-market (“ATM”) program	—
Shares issued as part of the December Registered Direct Offering
Conversion of convertible notes ("OCA")	—
Free shares acquired
As of December 31, 2022	31,018,553
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

4.7Provisions

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

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Provision for retirement indemnities	652	524	318
Other provision			101
Provisions - non-current portion	652	524	419
Restructuring provision	—	—	166
Other provision			148
Provisions - current portion	—	—	314

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
For the defined-benefit plans, the costs of the retirement benefits are estimated using the projected credit unit method.
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

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2020	12/31/2021	12/31/2022
Discount rate	0.34%	0.79%	3.16%
Wage increase	2%	2%	2%
Social welfare contribution rate - non executive employees	39%	39%	39%
- executive employees	51%	51%	51%
- executive management	49%	49%	49%
Expected staff turnover - non executive and executive employees	High	High	High
- executive management	Low	Low	Low
Age of retirement	65 - 67 years	65 - 67 years	65 - 67 years
Mortality table	INSEE 2019	TGH05 TGF05	TGH05 TGF05

The change in the provision for retirement indemnities is as follows:

(amounts in thousands of euros)
As of December 31, 2019	506
Service costs	123
Financial costs	4
Actuarial gains and losses	19
As of December 31, 2020	652
Service costs	(63)
Financial costs	3
Actuarial gains and losses	(68)
As of December 31, 2021	524
Curtailment Gain - restructuring plan 2022 (PSE)	(63)
Service costs	82
Financial costs	9
Actuarial gains and losses	(235)
As of December 31, 2022	318
The final IFRS IC agenda decision of May 24, 2021 regarding the attribution of benefits to periods of service did not have a significant impact in 2021.
As of December 31, 2022, the impact regarding the restructuring plan (PSE) is €(63) thousand.
4.8 Financial liabilities

Accounting policies

Unless otherwise stated, financial liabilities are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest rate method.
Financial liabilities with a maturity of more than one year are classified in “Financial liabilities – non-current portion” in accordance with IAS 1.
The Company derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed), if any, is recognised in profit or loss.

(amounts in thousands of euros)	Convertible notes	Conditional advances	Bank loans	Other	Total
As of December 31, 2019	—	1,321	61	38	1,420
Collection	14,155	2,979	10,000	—	27,134
Fair value of embedded derivatives	(1,070)	—	—	—	(1,070)
Amortized cost	1,684	121	20	—	1,825
Conversion	(12,600)	—	—	—	(12,600)
Repayment	—	—	(62)	—	(62)
Reclassification	—	—	—	—	—
FX rate impact	—	—	—	(3)	(3)
As of December 31, 2020	2,169	4,421	10,019	35	16,644
Collection	11,423	734			12,157
Fair value of embedded derivatives	(758)				(758)
Amortized cost	1,566	126	58		1,750
Conversion	(14,400)				(14,400)
Repayment					—
FX rate impact				3	3
As of December 31, 2021	—	5,281	10,077	38	15,396
Increase				3,081	3,081
Fair value of embedded derivatives					—
Amortized cost			(6)		(6)
Conversion					—
Extinguishment of conditional advance		(5,281)			(5,281)
Repayment				(3,081)	(3,081)
FX rate impact				3	3
As of December 31, 2022	—	—	10,071	41	10,112
During the first half of 2022, the Company entered into a new financing agreement with Société Générale secured by the Company’s 2021 CIR receivable of which €3,081k was received at June 30, 2022. and fully reimbursed in October 2022.

Financial liabilities by maturity

December 31, 2020 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes	2,169	—	—	—	2,169
Conditional advances	—	—	—	4,421	4,421
Bank loans	96	3,768	4,069	2,086	10,019
Other	—	35	—	—	35
Total financial liabilities	2,265	3,803	4,069	6,507	16,644

December 31, 2021 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes					—
Conditional advances				5,281	5,281
Bank loans	164	5,014	4,424	475	10,077
Other		38			38
Total financial liabilities	164	5,052	4,424	5,756	15,396

December 31, 2022 (in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Convertible notes					—
Conditional advances					—
Bank loans	2,565	4,972	2,535		10,072
Other		40			40
Total financial liabilities	2,565	5,012	2,535	—	10,112

4.8.1.Convertible notes

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
The Company issued 1,200 note warrants for free that may be exercised in tranches for the same number of convertible notes at the Company request until June 25, 2022. European High Growth Opportunities Securitization Fund could have requested the issuance of two tranches.
Each tranche gave rise to the issuance of 60 convertible notes with 33,670 warrants attached (or of 30 convertible notes with 16,835 warrants if the Company's market capitalization is lower to €50 million during 20 consecutive trading days).
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
At the end of 2022, the Company has issued nine tranches of €3.0 million each on July 6, 2020, August 24, 2020, November 17, 2020, December 7, 2020, December 22, 2020, March 2, 2021, May 19, 2021, ,July 22, 2021 and August 24,2021 respectively (of which two tranches were issued on European High Growth Opportunities Securitization Fund request), representing a total amount of €27.0 million. Consequently, 540 OCA were issued with 303,030 BSA attached, all the OCA were converted into the Company common shares at the end of 2021 (see note 4.6).
As of December 31, 2022, 0 OCA and 303,030 BSA are outstanding.
Derivative liabilities fall under category 3 defined by IFRS 13.
If the convertible notes are converted before the estimated maturity date, any difference between the fair value of the shares issued and the cumulative amount of the financial liability and the derivative liability at the date of conversion is recognized in financial income (loss).
Fair value of the conversion option is estimated with a Monte-Carlo valuation model using the following main assumptions:

	12/31/2020	12/31/2021	12/31/2022

Number of convertible notes	48	0	0
Estimated conversion price	€6.75	€—	€—
Expected term	30 days	0	0
Fair value (in thousands of euros)	129	—	—

Fair value of the warrants is estimated with a Black & Scholes valuation model using the following main assumptions:

	12/31/2020	12/31/2021	12/31/2022

Number of warrants	168,350	303,030	303,030
Price of the underlying share	€7.11	€2.12	€0.37
Expected dividends	—%	—%	—%
Volatility	58.11%	47.33%	73.04%
Expected term	2 years	1 year	3 years to 4 years
Fair value (in thousands of euros)	288	0	0

4.8.2.Conditional advances

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
We have also received €4,895 thousand in three conditional advances from Bpifrance related to TEDAC research program.
Within the scope of the TEDAC project, Bpifrance granted to the Company a conditional advances for a total amount of €4,895 thousand. The accrued interest of this conditional advances amounted to €386 thousand as of December 31, 2022 This conditional advance was paid upon completion of the following key milestones:
•€63 thousand upon signature of the agreement (received in 2012)
•€1,119 thousand upon the milestone n°4 (received in 2016)
•€2,979 thousand upon the milestone n°6 (received in 2020)
•€734 thousand upon the milestone n°7 (received in 2021)
The TEDAC research program, which is funded by non-refundable subsidies and conditional advances from Bpifrance, was funded according to a specified schedule set forth in the contract, subject to completion of milestones. The final research report was provided to BPI in 2021. Subsidies and conditional advance were received with the last milestone in 2021, for a total amount of €7.0 million.
The conditional advance reimbursement in cash is initiated upon achieving cumulative sales of €10 millions on Graspa solid tumor product. Following the negative results of the Trybeca 1 clinical trial and the unsuccessful completion of the Trybeca 2 clinical trial in 2022, the Company has no possibility left any more to market and sell Graspa in the treatment of solid tumors. As a consequence in 2022 the extinguishment of the conditional advance has been recorded as subsidy income for €4,895 thousand (see note 3.1) and as financial income for €386 thousand (see note 3.5).

4.8.3.Bank loans
In 2017, the Company received a bank loan amounting to €1.9 million with Société Générale with a 0.4% interest rate and 36 monthly repayment terms to finance its investments. This bank loan is fully repaid as of December 31, 2020.
In November 2020, the Company received two loans of €5.0 million each, in the form of State-Guaranteed Loan (Prêt Garanti par l’Etat, or PGE in France), with Bpifrance and Société Générale. The loans bear interest at fixed rates of 1.67% and 0.25% per annum respectively, with an initial term of one year and an option to spread over five-year including one year of deferred payment and four years of reimbursement. The Company used the deferral options, reimbursement will start in 2023. The Proposed Merger could trigger a request from BPI of early repayment. The two loans are recorded at amortized cost and classified in “Financial liabilities – current portion” for €2.6 million and in “Financial liabilities – non-current portion” for €7.5 million.

4.9 Lease liabilities

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

The Company has applied exemptions set out in IFRS 16 regarding:
•Contracts with a lease term of 12 months. These contracts have resulted in an expense of approximately €— thousand in 2020, €824 thousand in 2021 and €654 thousand in 2022.
•Contracts for low value assets. These contracts have resulted in an expense of approximately €31 thousand in 2020, €30 thousand in 2021 and €20 thousand in 2022.

(in thousands of euros)	Lease liabilities
As of December 31, 2019	12,703
First application of IFRS 16	—
Allowance received from a lessor	188
Increase without cash impact	98
Repayment	(1,615)
Decrease without cash impact	—
FX rate impact	(570)
Capitalized interests	—
Reclassification	—
As of December 31, 2020	10,804
Increase without cash impact	399
Repayment	(1,702)
Decrease without cash impact	—
FX rate impact	478
Capitalized interests	0
Reclassification	0
As of December 31, 2021	9,979
Increase without cash impact	88
Repayment	(1,545)
Decrease without cash impact (1)	(5,296)
FX rate impact	229
Capitalized interests	—
Reclassification	0
As of December 31, 2022	3,455
(1)Decrease of Princeton lease liability in connection with the sale of the Princeton manufacturing facility in April 2022 (see note 1 and 3.1).

Lease liabilities by maturity

(in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2020	1,607	2,949	2,202	4,046	10,804
As of December 31, 2021	1,817	2,548	2,255	3,359	9,979
As of December 31, 2022	775	1,048	920	712	3,455
4.10 Trade payables and other current liabilities

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

Estimation of the hospital costs at December 31, 2020 and 2021
As of 2020 and 2021, the hospital costs related to clinical trials sponsored by the Company are measured based on two allocation keys: (i) site activation for fixed costs which are recognized in full when sites are activated and (ii) patient randomization for variable patient costs (including chemotherapy costs) which are spread over the estimated time of treatment of the patient as planned in the clinical protocol. These allocation keys are applied to the estimated expenses of the clinical trial. The excess of estimated costs incurred over invoices received is recorded in "Vendors - accruals".

Estimation of the hospital costs as of December 31, 2022
Although our TRYbeCA-1 Phase 3 clinical trial in second-line advanced pancreatic cancer was completed in 2021 (see note 1), there is a significant lag between the period the clinical services are rendered by hospitals (i.e. patient treatments, including chemotherapy) and the period the Company receives invoices from such hospitals. The Company therefore continued to use estimates and judgement to measure the remaining hospital costs to be accrued for this trial as of 12/31/22.
The hospital costs accrual related to this trial is still measured as the excess of estimated costs incurred over invoices received. The Company however reestimated the costs incurred using actual costs and the identification by the Company's clinical department of sites that have completed their invoicing process. The actual costs were derived from invoices received from hospitals or costs reported by them in the Medidata database which is used by the Company to track all costs incurred by hospitals. A revised average cost per patient in France and in Spain was derived from this analysis, and then applied to other sites for which there is no evidence of a completed invoicing process.

(amounts in thousands of euros)	12/31/2020	12/31/2021	12/31/2022
Vendors	4,706	2,485	1,562
Vendors - accruals	16,204	11,669	3,553
Total trade and other payables	20,910	14,154	5,115
Social liabilities, taxation and social security	4,149	3,716	2,799
Fixed assets payables	86	2	0
Deferred revenue	148	93	51
Other payables	53	59	59
Total other current liabilities	4,436	3,870	2,909
Hospital costs accruals amounted to €10,770 thousand as of December 31, 2020, €9,289 thousand as of December 31, 2021 and €2,355 thousand as of December 31, 2022 and mainly related to our TRYbeCA-1 phase 3 clinical trial". The decrease in hospital cost accrual between 2021 and 2022 is due to the utilization of the accrual for €3,882 thousand and to a change in estimate booked as a reduction of R&D expenses for €3,053 thousand.

4.11 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

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

As of December 31, 2020 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	1,091			1,091		1,091
Other current financial assets	59			59		59
Trade and other receivables	4			4		4
Other current assets	4,389			4,389		4,389
Cash and cash equivalents (2)	44,446	44,446				44,446
Total financial assets	48,898	44,446	—	4,452	—	48,898
Financial liabilities - non current portion (3)	14,379				14,379	14,379
Derivative liabilities - non current portion (5)	288	288				288
Lease liabilities - non current portion (4)	9,197				9,197	9,197
Financial liabilities - current portion (3)	2,265				2,265	2,265
Derivative liabilities - current portion (5)	129	129				129
Lease liabilities - current portion (4)	1,607				1,607	1,607
Trade and other payables	20,910				20,910	20,910
Other current liabilities (6)	4,288				4,288	4,288
Total financial liabilities	53,063	417	—	—	52,646	53,063

As of December 31, 2021 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	876			876		876
Other current financial assets	384			384		384
Trade and other receivables	12			12		12
Other current assets	4,218			4,218		4,218
Cash and cash equivalents (2)	33,699	33,699				33,699
Total financial assets	38,313	33,699	—	4,614	—	38,313
Financial liabilities - non current portion (3)	15,232				15,232	15,232
Lease liabilities - non current portion (4)	8,162				8,162	8,162
Financial liabilities - current portion (3)	164				164	164
Lease liabilities - current portion (4)	1,817				1,817	1,817
Trade and other payables	14,154				14,154	14,154
Other current liabilities (6)	3,777				3,777	3,777
Total financial liabilities	43,306	—	—	—	43,306	43,306

As of December 31, 2022 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Other non-current financial assets	195			195		195
Other current financial assets	464			464		464
Trade and other receivables	76			76		76
Other current assets	2,457			2,457		2,457
Cash and cash equivalents (2)	38,789	38,789				38,789
Total financial assets	41,322	38,789	—	2,533	—	41,322
Financial liabilities - non current portion (3)	7,547				7,547	7,547
Lease liabilities - non current portion (4)	2,680				2,680	2,680
Financial liabilities - current portion (3)	2,565				2,565	2,565
Lease liabilities - current portion (4)	775				775	775
Trade and other payables	5,115				5,115	5,115
Other current liabilities (6)	2,858				2,858	2,858
Total financial liabilities	21,540	—	—	—	21,540	21,540
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
(6)Excluding current liabilities accruals

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
The remuneration of directors and members of the executive committee was as set forth in the table below.

	12/31/2020			12/31/2021			12/31/2022
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / VP and qualified person	1,242	22	448	1,148	22	522	1,170	22	430
Executive committee	1,374	25	201	1,457	24	302	1,139	15	199
Board of directors	300	—	43	306	—	1	306	—	—
Total	2,915	47	692	2,911	46	825	2,615	38	629
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
Liquidity risk
The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were respectively €51.7 million, €56.8 million and €31.8 million for the years ended December 31, 2020, December 31, 2021 and December 31, 2022, respectively.
At the date the consolidated financial statements were authorized, the Board of Directors and management believes that the Company will be able to fund its operations beyond the next twelve month following the closing of the accounts (see note 2.1).

As of December 31, 2020 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes	2,400	—	—	2,400
Conditional advances	—	—	4,421	4,421
Bank loans	98	7,929	2,071	10,098
Other financial liabilities	—	35	—	35
Lease liabilities	1,607	5,151	4,046	10,804
Trade and fixed assets payables	4,792	—	—	4,792
Total	8,897	13,115	10,538	32,550

As of December 31, 2021 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes				—
Conditional advances			5,281	5,281
Bank loans	164	9,438	475	10,077
Other financial liabilities		38		38
Lease liabilities	1,817	4,803	3,359	9,979
Trade and fixed assets payables	2,487			2,487
Total	4,468	14,279	9,115	27,862

As of December 31, 2022 (amounts in thousands of euros)	Less than one year	One to five years	More than five years	Total
Convertible notes				—
Conditional advances			—	—
Bank loans	2,565	7,508	—	10,073
Other financial liabilities		40		40
Lease liabilities	775	1,968	712	3,455
Trade and fixed assets payables	1,562			1,562
Total	4,902	9,516	712	15,130
Foreign currency exchange risk
The Company’s functional currency is the euro. However, a significant portion of its expenses, financial assets and liabilities are denominated is U.S. dollars. A deterioration of the U.S dollars versus the 1.0666 closing rate at December 31, 2022 could impact the financial assets and liabilities as follows:

	As of December 31, 2022		Sensitivity
(in thousands)	USD	EUR	+ 1%	+ 5%	+ 10%
Financial assets	16,971	15,912	(158)	(758)	(1,447)
of which cash and cash equivalents	16,399	15,375	(152)	(732)	(1,398)
Financial liabilities	1,848	1,732	(17)	(82)	(157)
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
7.OFF-BALANCE SHEET COMMITMENTS
Collaborative arrangements
Agreement with the Teva Group
In March 2011, the Company entered into an exclusive distribution agreement with the Teva Group (through Abic Marketing Limited), or Teva, to distribute GRASPA® in Israel. Under the terms of the agreement, Teva will submit the request for approval of GRASPA® for ALL in Israel and is responsible for the marketing and distribution of GRASPA® in Israel. The agreement provides that Teva will pay milestone payments to the Company and will share net earnings on product sales in Israel with the Company. In connection with the decision to halt further development with GRASPA® in November 2022 (see note 1), the Company no longer expects to receive any income under this agreement."
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
The Company issued 1,200 note warrants for free that may be exercised in tranches at the Company request until June 25, 2022. Only 540 note warrant were exercised in 9 tranches for a total fundraising of €27 million.
The possibility for the Company to issue additional tranches has expired as the OCABSA Agreement provides that the BEOCABSA may be exercised in tranches over a period of 24 months from June 25, 2020, i.e. until June 25, 2022.
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
At the date the consolidated financial statements were authorized, $22.0 million remained available for issuance until September 2023, subject to the regulatory limit of 20% dilution.
Lease agreements
Sublease in the United-States
In July 2019 and June 2021, the Company signed two sublease agreements for its premises located in Cambridge.

(amounts in thousands of euros)	Income from sublease in 2022	Sublease to be received
As of December 31, 2022		Total	Less than one year	One to five years	More than five years
Sublease in US	526	44	44	—	—
Total	526	44	44	—	—

The sublease in US will end at the end of January 2023.
The sublease contracts are classified as finance leases: the right of use was derecognized and the Company recorded a net investment in a sublease in other current assets (see note 4.4). The income from the sublease are recognized in the statement of income (loss) over the term of the sublease contract.